As filed with the Securities and Exchange Commission on July 26, 2022
Registration No. 333-265638
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CALADRIUS BIOSCIENCES, INC.
(Exact name of Registrant as specified in its charter)
Delaware	8090	22-2343568
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	110 Allen Road, 2nd Floor Basking Ridge, New Jersey 07920 (908) 842-0100
(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920
(908) 842-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Jeffrey P. Schultz, Esq. Daniel A. Bagliebter, Esq. Mintz Levin Cohn Ferris Glovsky & Popeo, P.C. Chrysler Center 666 Third Avenue New York, New York 10017 (212) 935-3000	David Slack President & Chief Executive Officer Cend Therapeutics, Inc. 12544 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 795-5123	Paul Johnson, Esq. Christopher L. Tinen, Esq. Procopio, Cory, Hargreaves & Savitch LLP 12544 High Bluff Drive, Suite 400 San Diego, California 92130 (619) 525-3866
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Caladrius Biosciences, Inc. may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated July 26, 2022

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Caladrius Biosciences, Inc. and Cend Therapeutics, Inc.:
Caladrius Biosciences, Inc. (“Caladrius”) and Cend Therapeutics, Inc. (“Cend”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Caladrius will merge with and into Cend, with Cend surviving as a wholly owned subsidiary of Caladrius (the “Merger”).
At the effective time of the Merger (the “Effective Time”), each share of Cend’s common stock, par value $0.00001 per share (“Cend Common Stock”), and each share of Cend’s preferred stock, par value $0.00001 per share (“Cend Preferred Stock,” together with the Cend Common Stock, the “Cend Capital Stock”), outstanding immediately prior to the Effective Time will be converted into the right to receive approximately 8.5623 shares of Caladrius’ common stock, par value $0.001 per share (“Caladrius Common Stock”), subject to adjustment to account for the effect of a reverse stock split of Caladrius Common Stock, at a ratio mutually agreed to by Caladrius and Cend in the range of one new share for every five to fifteen shares outstanding (or any number in between) (the “Reverse Stock Split”), to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Caladrius’ net cash and Cend’s unpaid transaction costs immediately prior to the closing of the Merger (the “Exchange Ratio”). Because Caladrius’ net cash balance and Cend’s unpaid transaction costs will not be determined until immediately prior to the closing of the Merger, and because the number of shares of Caladrius Common Stock issuable to Cend is determined based on Caladrius’ net cash balance and Cend’s unpaid transaction costs immediately prior to the closing of the Merger, Caladrius’ stockholders cannot be certain of the exact number of shares of Caladrius Common Stock that will be issued to Cend stockholders when Caladrius’ stockholders vote on the proposals at the Annual Meeting of Caladrius stockholders. Caladrius will assume outstanding and unexercised options to purchase shares of Cend Common Stock granted under Cend’s 2016 Equity Incentive Plan, and each such option will be converted into an option to purchase shares of Caladrius Common Stock, with the number of shares of Caladrius Common Stock subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio. Caladrius stockholders will continue to own and hold their existing shares of Caladrius Common Stock. At the Effective Time, each (i) option or other right to purchase shares of Caladrius Common Stock issued by Caladrius (a “Caladrius Option”), (ii) restricted stock unit covering shares of Caladrius Common Stock issued or granted by Caladrius, which for the avoidance of doubt, shall include a performance stock unit covering shares of Caladrius Common Stock issued or granted by Caladrius and (iii) award of shares of Caladrius Common Stock subject to forfeiture and certain vesting criteria, in each case, that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the closing of the Merger and remain outstanding in accordance with its terms.
Immediately following the consummation of the Merger, Cend’s stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock, and Caladrius’ stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement.
Shares of Caladrius Common Stock are currently listed on The Nasdaq Capital Market under the symbol “CLBS.” Prior to consummation of the Merger, Caladrius intends to file a notification form with the Nasdaq Stock Market, LLC (“Nasdaq”) for the listing of additional shares with respect to the shares of Caladrius Common Stock to be issued to the holders of Cend Capital Stock in the Merger. After completion of the Merger, Caladrius will be renamed “Lisata Therapeutics, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “LSTA.” On July 25, 2022, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Caladrius Common Stock was $0.51 per share.
Caladrius is holding an annual meeting of stockholders (the “Annual Meeting”) in order to obtain the stockholder approvals necessary to complete the Merger and related matters, hold an election of directors, hold a “say-on-pay” vote, and ratify the selection of an independent registered public accounting firm. At the Annual Meeting, which will be held at 9:00 a.m., New York time, on September 13, 2022, via live webcast on the internet where you will be able to participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CLBS2022SM, unless postponed or adjourned to a later date, Caladrius will ask Caladrius’ stockholders to, among other things, (i) adopt the Merger Agreement thereby approving the Merger and the issuance of Caladrius Common Stock pursuant to the Merger Agreement, (ii) approve an amendment to Caladrius’ amended and restated certificate of incorporation effecting the Reverse Stock Split, (iii) approve an amendment to Caladrius’ amended and restated certificate of incorporation changing Caladrius’ corporate name from “Caladrius Biosciences, Inc.” to “Lisata Therapeutics, Inc.,” (iv) elect three Class III directors to hold office until the 2025 annual meeting of Caladrius’ stockholders or until their successors are elected (provided, however, that if the Merger is completed, Caladrius’ board of directors will be reconstituted as provided in the Merger Agreement), (v) ratify the selection by the audit committee of the Caladrius board of directors of Grant Thornton LLP as the independent registered public accounting firm of Caladrius for its calendar year ending December 31, 2022, (vi) approve, on a non-binding advisory basis, the executive compensation of Caladrius’ named executive officers as disclosed in this proxy statement/prospectus/information statement and (vii) approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan (the “Plan”) that increases the number of shares of common stock that may be issued under the Plan by 5,000,000, each as described in this proxy statement/prospectus/information statement.

As described in this proxy statement/prospectus/information statement, certain of Cend’s stockholders who in the aggregate own 100% of the outstanding shares of Cend Series A Preferred Stock, approximately 88.8% of the outstanding shares of Cend Series B Preferred Stock and approximately 77.5% of the outstanding shares of Cend Capital Stock on an as converted to common stock basis (excluding shares held by Caladrius), and certain Caladrius stockholders who in the aggregate own approximately 1.8% of the outstanding shares of Caladrius Common Stock, are parties to support agreements with Caladrius and Cend, respectively, whereby such stockholders have agreed to vote in favor of the adoption or approval of the Merger Agreement, as applicable, and the approval of the transactions contemplated therein, including the Merger and the issuance of Caladrius Common Stock in the Merger pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Cend’s stockholders who are party to the support agreements will each execute an action by written consent of Cend’s stockholders, referred to herein as the written consent, adopting the Merger Agreement, thereby approving the Merger and related transactions. Therefore, holders of a sufficient number of shares of Cend Capital Stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Cend stockholders is required to adopt the Merger Agreement and approve the Merger and related transactions and no meeting of Cend’s stockholders will be held. Nevertheless, all of Cend’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Cend a written consent.
After careful consideration, the respective boards of directors of Caladrius and Cend have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Caladrius or Cend, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. Caladrius’ board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus/information statement, and Cend’s board of directors recommends that its stockholders sign and return to Cend the written consent indicating their approval of the Merger and adoption of the Merger Agreement and related transactions.
More information about Caladrius, Cend and the proposed transaction is contained in this proxy statement/prospectus/information statement. Caladrius and Cend urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.
Caladrius and Cend are excited about the opportunities the Merger brings to both Caladrius’ and Cend’s respective stockholders, and thank you for your consideration and continued support.
David J. Mazzo, Ph.D. President and Chief Executive Officer Caladrius Biosciences, Inc.	David Slack President and Chief Executive Officer Cend Therapeutics, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus/information statement is dated     , 2022, and is first being mailed to Caladrius’ and Cend’s respective stockholders on or about August 2, 2022.

CALADRIUS BIOSCIENCES, INC.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920
(908) 842-0100
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 13, 2022
Dear Stockholders of Caladrius:
On behalf of the board of directors of Caladrius Biosciences, Inc., a Delaware corporation (“Caladrius”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Caladrius and Cend Therapeutics, Inc., a Delaware corporation (“Cend”), pursuant to which CS Cedar Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Caladrius, will merge with and into Cend, with Cend surviving as a wholly owned subsidiary of Caladrius (the “Merger”). The annual meeting of stockholders of Caladrius (the “Annual Meeting”) will be held on September 13, 2022, at 9:00 a.m., New York time. The Annual Meeting will be held via live webcast on the internet. You will be able to participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CLBS2022SM. You will not be able to attend the Annual Meeting in person. The Annual Meeting is being held for the following purposes:
1.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of April 26, 2022, by and among Caladrius, CS Cedar Merger Sub, Inc. and Cend, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (the “Merger Agreement”), and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius’ common stock to Cend’s stockholders pursuant to the terms of the Merger Agreement.

2.
To approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect a reverse stock split of Caladrius’ common stock, at a ratio mutually agreed to by Caladrius and Cend in the range of one new share for every five to fifteen shares outstanding (or any number in between), in the form attached as Annex D to this proxy statement/prospectus/information statement.

3.
To approve an amendment to the amended and restated certificate of incorporation of Caladrius to change the corporate name of Caladrius from “Caladrius Biosciences, Inc.” to “Lisata Therapeutics, Inc.” in the form attached as Annex E to this proxy statement/prospectus/information statement.

4.
To elect three Class III directors to hold office until the 2025 annual meeting of Caladrius’ stockholders or until their successors are elected (provided, however, that if the Merger is completed, Caladrius’ board of directors will be reconstituted as provided in the Merger Agreement).

5.
To ratify the selection by the audit committee of the Caladrius board of directors of Grant Thornton LLP as the independent registered public accounting firm of Caladrius for its calendar year ending December 31, 2022.

6.	To approve, on a non-binding advisory basis, the executive compensation of Caladrius’ named executive officers as disclosed in this proxy statement/prospectus/information statement.
7.
To approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan (the “Plan”) that increases the number of shares of common stock that may be issued under the Plan by 5,000,000.

8.	To consider and vote upon an adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2.
9.	To transact such other business as may properly come before the stockholders at the Annual Meeting or any adjournment or postponement thereof.

Caladrius’ board of directors has fixed July 25, 2022, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. Only holders of record of shares of Caladrius’ common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 60,583,249 shares of Caladrius’ common stock outstanding and entitled to vote.
Your vote is important. The affirmative vote of the holders of a majority of the shares of Caladrius’ common stock having voting power present in person or represented by proxy at the Annual Meeting is required for approval of Proposal Nos. 1, 5, 6, 7 and 8. The affirmative vote of the holders of a majority of shares of Caladrius’ common stock having voting power outstanding on the Record Date for the Annual Meeting is required for approval of Proposal Nos. 2 and 3. With respect to Proposal No. 4, the three nominees receiving the most “FOR” votes (from the votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. The approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.
All Caladrius stockholders are cordially invited to participate in the online, live Annual Meeting. However, even if you plan to participate in the webcast Annual Meeting, we request that you vote by following the instructions in the Notice of Internet Availability of Proxy Materials that you previously received and submit your proxy by telephone or through the Internet or by mail as promptly as possible prior to the Annual Meeting to ensure that your shares of Caladrius stock will be represented at the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from the record holder.
By Order of Caladrius’ board of directors,
David J. Mazzo, Ph.D.
Caladrius Biosciences, Inc.
Basking Ridge, New Jersey
    , 2022
CALADRIUS’ BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CALADRIUS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. CALADRIUS’ BOARD OF DIRECTORS RECOMMENDS THAT CALADRIUS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about Caladrius that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Caladrius’ Corporate Secretary at Caladrius Biosciences, Inc., 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920 or by calling (908) 842-0100.
To ensure timely delivery of these documents, any request should be made no later than September 6, 2022, to receive them before the Annual Meeting.
For additional details about where you can find information about Caladrius, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 2, beginning on page 190 in this proxy statement/prospectus/information statement (the “Reverse Stock Split”).
The following section provides answers to frequently asked questions about the Merger (as defined below). This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What is the Merger?
A:
Caladrius Biosciences, Inc. (“Caladrius”) and Cend Therapeutics, Inc. (“Cend”) have entered into an Agreement and Plan of Merger and Reorganization, dated as of April 26, 2022 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Caladrius and Cend. Under the Merger Agreement, CS Cedar Merger Sub, Inc., a wholly owned subsidiary of Caladrius (“Merger Sub”) will merge with and into Cend, with Cend surviving as a wholly owned subsidiary of Caladrius (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of Cend’s common stock, par value $0.00001 per share (“Cend Common Stock”), and each share of Cend’s preferred stock, par value $0.00001 per share (“Cend Preferred Stock,” and together with Cend Common Stock, “Cend Capital Stock”) outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement entitled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive approximately 8.5623 shares of Caladrius’ common stock, par value $0.001 per share (“Caladrius Common Stock”), subject to adjustment to account for the Reverse Stock Split, and further adjusted based on Caladrius’ net cash and Cend’s unpaid transaction costs immediately prior to the closing (the “Closing”) of the Merger (the “Exchange Ratio”). Because Caladrius’ net cash balance and Cend’s unpaid transaction costs will not be determined until the Closing, and because the number of shares of Caladrius Common Stock issuable to Cend is determined based on Caladrius’ net cash balance and Cend’s unpaid transaction costs at Closing, Caladrius Stockholders (as defined below) cannot be certain of the exact number of shares that will be issued to Cend’s stockholders when Caladrius’ stockholders vote on the proposals at the annual meeting of stockholders of Caladrius Stockholders (the “Annual Meeting”). The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement. As a result of the Merger, current holders of shares of Cend Capital Stock (each holder of Cend Capital Stock, a “Cend Stockholder”) are expected to own, or hold rights to acquire, in the aggregate approximately 50% of the outstanding shares of Caladrius Common Stock and current stockholders of Caladrius (“Caladrius Stockholders”) are expected to own in the aggregate approximately 50% of the outstanding shares of Caladrius Common Stock and, in each case, following the Effective Time and subject to adjustment of the Exchange Ratio. After the consummation of the Merger, and assuming Caladrius Stockholders approve Proposal No. 3, Caladrius will change its corporate name to “Lisata Therapeutics, Inc.” as required by the Merger Agreement (the “Caladrius Name Change”).
Q:	What will happen to Caladrius if, for any reason, the Merger does not close?
A:
If, for any reason, the Merger does not close, the board of directors of Caladrius (the “Caladrius Board of Directors”) will continue to operate the existing business of Caladrius and may seek to continue to seek strategic transactions to diversify its pipeline of development product candidates.

Q:	Why are the two companies proposing to merge?
A:
Cend and Caladrius believe that the Merger will result in a drug discovery and development company aiming to diversify the indication and technology risk associated with its development pipeline and to increase opportunity for value creation of its shareholders. For a discussion of Caladrius’ and Cend’s reasons for the Merger, please see the section entitled “The Merger—Caladrius Reasons for the Merger” and “The Merger—Cend Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?
A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a Caladrius Stockholder or Cend Stockholder as of the applicable Record Date (as defined below), and you are entitled, as applicable, to (i) vote at the Annual Meeting to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius Common Stock pursuant to the Merger Agreement, or (ii) sign and return the Cend written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger. The Annual Meeting will be held via live webcast on the internet. You will be able to participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CLBS2022SM. You will not be able to attend the Annual Meeting in person. This document serves as:

•	a proxy statement of Caladrius used to solicit proxies for the Annual Meeting;
•
a prospectus of Caladrius used to offer shares of Caladrius Common Stock in exchange for shares of Cend Capital Stock in the Merger and issuable upon exercise of options to purchase Caladrius Common Stock, as applicable; and

•	an information statement of Cend used to solicit the written consent of Cend Stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions.
Q:	What is required to consummate the Merger?
A:
To consummate the Merger, Caladrius Stockholders must approve the Merger and the issuance of Caladrius Common Stock pursuant to the Merger Agreement (Proposal No. 1) and Cend Stockholders must adopt the Merger Agreement and, thereby, approve the Merger and the other transactions contemplated by the Merger Agreement.

The approval of the Merger and the issuance of Caladrius Common Stock pursuant to the Merger Agreement by the Caladrius Stockholders requires the affirmative vote of the holders of a majority of the shares of Caladrius Common Stock having voting power present in person or represented by proxy at the Annual Meeting.
The adoption of the Merger Agreement and the approval of the Merger and related transactions by the Cend Stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Cend Common Stock and Cend Preferred Stock, voting together as one class, (b) the holders of a majority of the outstanding shares of Cend Series A Preferred Stock, voting as a separate class, (c) the holders of a majority of the outstanding shares of Cend Series B Preferred Stock, voting as a separate class and (d) holders of a majority of the outstanding shares of Cend Series D Preferred Stock, voting as a separate class. In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
The presence, in person or represented by proxy, at the Annual Meeting of the holders of a majority of the shares of Caladrius Common Stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting, assuming a quorum is present, is required for approval of Proposal No. 1.
The approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.
Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Annual Meeting and will therefore not have any effect with respect to Proposal No. 1.
As of June 13, 2022, certain Cend Stockholders who in the aggregate own 100% of the outstanding shares of Cend Series A Preferred Stock, approximately 88.8% of the outstanding shares of Cend Series B

Preferred Stock and approximately 77.5% of the outstanding shares of Cend Capital Stock on an as converted to common stock basis (excluding shares held by Caladrius), and certain Caladrius Stockholders who in the aggregate own approximately 1.8% of the outstanding shares of Caladrius Common Stock, are parties to support agreements with Caladrius and Cend, respectively, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of Caladrius Common Stock to Cend Stockholders pursuant to the Merger Agreement, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement, Cend Stockholders who are party to the support agreements will each execute written consents approving the Merger and related transactions.
Therefore, holders of a sufficient number of shares of Cend Capital Stock required to adopt the Merger Agreement, thereby approving the Merger, have agreed to adopt the Merger Agreement via written consent. Cend Stockholders, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.
For a more complete description of the closing conditions under the Merger Agreement, Caladrius urges you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.
Q:	What proposals are to be voted on at the Annual Meeting, other than the proposals required in connection with the Merger?
A:
At the Annual Meeting, the Caladrius Stockholders will also be asked to consider the following proposals, along with any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof:

•	Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Reverse Stock Split;
•	Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Caladrius Name Change;
•
Proposal No. 4 to elect three Class III directors to hold office until the 2025 annual meeting of Caladrius Stockholders or until their successors are elected (provided, however, that if the Merger is completed, the Caladrius Board of Directors will be reconstituted as provided in the Merger Agreement);

•	Proposal No. 5 to ratify the selection of Grant Thornton LLP as Caladrius’ independent registered public accounting firm for the calendar year ending December 31, 2022;
•	Proposal No. 6 to approve, on a non-binding, advisory basis, the executive compensation of Caladrius’ named executive officers as described in this proxy statement/prospectus/information statement;
•
Proposal No. 7 to approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan that increases the number of shares of common stock that may be issued under the Plan by 5,000,000; and

•	Proposal No. 8 to approve an adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2.
The approval of Proposal Nos. 2, 3, 4, 5, 6, 7 and 8 are not conditions to the Merger. Such proposals, together with Proposal No. 1, are referred to collectively in this proxy statement/prospectus/information statement as the proposals.
The approval of the Reverse Stock Split (Proposal No. 2) is required in order to avoid a potential delisting of Caladrius Common Stock from The Nasdaq Capital Market. However, the approval of the Reverse Stock Split (Proposal No. 2) is not a condition to closing the Merger and is also not conditioned upon the consummation of the Merger, and as such the Reverse Stock Split may be implemented by the Caladrius Board of Directors even if the Merger does not take place.

Caladrius Stockholders should understand, however, that if the Merger is completed, the effect of the approval of Proposal No. 4 will be limited since the composition of the Caladrius Board of Directors will be changed upon completion of the Merger in accordance with the Merger Agreement.
The election of Class III directors to the Caladrius Board of Directors requires a plurality of the votes cast at the Annual Meeting. The approval of the proposal to ratify the selection of an independent registered public accounting firm for the calendar year ending December 31, 2022 requires the affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast), assuming a quorum is present, at the Annual Meeting.
The presence, in person or represented by proxy, at the Annual Meeting of the holders of a majority of the shares of Caladrius Common Stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 5, 6, 7 and 8. The affirmative vote of the holders of a majority of shares of Caladrius Common Stock having voting power outstanding on July 25, 2022 (the “Record Date”) is required for approval of Proposal Nos. 2 and 3. Broker non-votes will not be counted towards the vote total for Proposal Nos. 5, 6, 7 and 8. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3. With respect to Proposal No. 4, the three nominees receiving the most “FOR” votes (from the votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Broker non-votes will not be counted towards the vote total for Proposal No. 4.
Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No. 4 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Annual Meeting and will therefore not have any effect with respect to Proposal Nos. 5, 6, 7 and 8. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.
As of June 13, 2022, the directors and executive officers of Caladrius beneficially owned approximately 1.8% of the outstanding shares of Caladrius Common Stock entitled to vote at the Annual Meeting. As of June 13, 2022, Caladrius is not aware of any affiliate of Cend owning any shares of Caladrius Common Stock entitled to vote at the Annual Meeting.
Q:	What will Cend Stockholders and holders of Cend Options receive in the Merger?
A:
As a result of the Merger, Cend Stockholders will become entitled to receive shares, or rights to acquire shares, of Caladrius Common Stock equal to, in the aggregate, approximately 50% of the outstanding shares of Caladrius Common Stock. Following the Closing, holders of options or other rights to purchase Cend Capital Stock (“Cend Options”) will have their Cend Options converted into options to purchase shares of Caladrius Common Stock, with the number of shares of Caladrius Common Stock subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio between Caladrius Common Stock and Cend Capital Stock determined in accordance with the Merger Agreement.

For a more complete description of what Cend Stockholders and holders of Cend Options will receive in the Merger, please see the section entitled “The Merger—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Caladrius following the Merger?
A:
Following the consummation of the Merger, the size of the Caladrius Board of Directors will be maintained to include a total of up to nine directors. Pursuant to the terms of the Merger Agreement, the Caladrius Board of Directors will be reconstituted such that four of directors will be designated by Cend and four directors will be designated by Caladrius. Following the Closing, the eight Caladrius and Cend designees may mutually select a ninth director, though there are no current plans to do so. It is anticipated that, following the Closing, the Caladrius Board of Directors will be constituted as follows:

Name	Current Principal Affiliation
David J. Mazzo, Ph.D.	Caladrius Biosciences, Inc., President and Chief Executive Officer and Director
Gregory B. Brown, M.D.	Caladrius Biosciences, Inc., Director
Steven M. Klosk	Caladrius Biosciences, Inc., Director
Cynthia L. Flowers	Caladrius Biosciences, Inc., Director
David Slack	Cend Therapeutics, Inc., President and Chief Executive Officer and Director
Heidi Henson	Cend Therapeutics, Inc., Director
Erkki Ruoslahti, M.D., Ph.D.	Cend Therapeutics, Inc., Scientific Founder & Chairman
Mohammad Azab, MD, MBA	DURECT Corporation, Director
Q:	Who will be the executive officers of Caladrius immediately following the Merger?
A:	Immediately following the consummation of the Merger, the executive management team of Caladrius is expected to be composed of the following executive officers:
Name	Title
David J. Mazzo, Ph.D.	Chief Executive Officer
David Slack	President & Chief Business Officer
Kristen K. Buck, M.D.	Executive Vice President R&D and Chief Medical Officer
Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split?
A:
The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder (as defined in the section of this proxy statement/prospectus/information statement entitled “Matters Being Submitted to a Vote of Caladrius Stockholders—Caladrius Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Caladrius Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”) of Caladrius Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Caladrius Common Stock, as discussed in the section of this proxy statement/prospectus/information statement entitled “Matters Being Submitted to a Vote of Caladrius Stockholders—Caladrius Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Caladrius Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.” A U.S. holder’s aggregate tax basis in the shares of Caladrius Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the Caladrius Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Caladrius Common Stock), and such U.S. holder’s holding period in the shares of Caladrius Common Stock received should include the holding period in the shares of Caladrius Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Caladrius Common Stock surrendered to the shares of Caladrius Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. holders of shares of Caladrius Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section of this proxy statement/prospectus/information statement entitled “Matters Being Submitted to a Vote of Caladrius Stockholders—Caladrius Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Caladrius Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Q:	What are the material U.S. federal income tax consequences of the Merger?
A:
Caladrius and Cend intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, Cend Stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Caladrius Common Stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each Cend Stockholder who receives cash in lieu of a fractional share of Caladrius Common Stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Caladrius. A Cend Stockholder should generally recognize gain or loss on such a deemed exchange of the fractional share.

If the Merger is not treated as a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, each Cend Stockholder will generally recognize gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Caladrius Common Stock issued to such Cend Stockholder and on any cash received in lieu of fractional shares in connection with the Merger. The tax consequences to each Cend Stockholder will depend on that stockholder’s particular circumstances. Each Cend Stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.
Q:	As a Caladrius Stockholder, how does the Caladrius Board of Directors recommend that I vote?
A:	After careful consideration, the Caladrius Board of Directors recommends that Caladrius Stockholders vote:
•
“FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger;

•	“FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Reverse Stock Split;
•	“FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Caladrius Name Change;
•	“FOR” Proposal No. 4 to elect each of the Class III nominees for director to hold office until the 2025 annual meeting of Caladrius Stockholders or until their successors are elected;
•
“FOR” Proposal No. 5 to ratify the selection by the audit committee of the Caladrius Board of Directors of Grant Thornton LLP as the independent registered public accounting firm of Caladrius for its calendar year ending December 31, 2022;

•
“FOR” Proposal No. 6 to approve, on a non-binding, advisory basis, the executive compensation of Caladrius’ named executive officers as described in this proxy statement/prospectus/information statement;

•
“FOR” Proposal No. 7 to approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan that increases the number of shares of common stock that may be issued under the Plan by 5,000,000; and

•	“FOR” Proposal No. 8 to adjourn the Annual Meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2.
Q:	As a Cend Stockholder, how does the Cend Board of Directors recommend that I vote?
A:
After careful consideration, the board of directors of Cend (the “Cend Board of Directors”) recommends that Cend Stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the Merger or to execute and return the written consent, as applicable?
A:
You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Caladrius and Cend, as independent companies, are subject.

Q:	Who can vote at the Annual Meeting?
A:
Only Caladrius Stockholders of record at the close of business on the Record Date, July 25, 2022, will be entitled to vote at the Annual Meeting. As of July 25, 2022, there were 60,583,249 shares of Caladrius Common Stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name
If, at the close of business on the Record Date, your shares of Caladrius Common Stock were registered directly in your name with Caladrius’ transfer agent, Continental Stock Transfer & Trust Company, then you are a Caladrius Stockholder of record. As a Caladrius Stockholder of record, you may vote virtually at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.
Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If, at the close of business on the Record Date, your shares of Caladrius Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.
Q:	How many votes do I have?
A:	On each matter to be voted upon, you have one vote for each share of Caladrius Common Stock you own as of the Record Date.
Q:	What is the quorum requirement?
A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting. On July 25, 2022, there were 60,583,249 shares of Caladrius Common Stock outstanding and entitled to vote. Accordingly, Caladrius expects that the holders of at least 30,291,625 shares of Caladrius Common Stock must be present at the Annual Meeting for a quorum to exist. Your shares of Caladrius Common Stock will be counted toward the quorum at the Annual Meeting only if you attend the Annual Meeting in person or are represented at the Annual Meeting by proxy.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present and entitled to vote at the meeting in person or represented by proxy may adjourn the Annual Meeting to another date.
Q:	What are “broker non-votes”?
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposals Nos. 1, 3, 4, 6, 7 and 8 are anticipated to be “non-routine” matters, but Proposal No. 2 regarding the Reverse Stock Split and Proposal No. 5 regarding the ratification of the selection of the independent registered public accounting firm are anticipated to be “routine” matters. Broker non-votes will not be counted toward the vote total for any proposal at the Annual Meeting.
Q:	How can I find out the results of the voting at the Annual Meeting?
A:
Caladrius will disclose final voting results in a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting. If final voting results are unavailable at that time, then Caladrius intends to file a Current Report on Form 8-K to disclose preliminary voting results and file an amended Current Report on Form 8-K within four business days after the date the final voting results are available.

Q:	When are stockholder proposals due for next year’s annual meeting?
A:
To be considered for inclusion in the proxy materials for the 2023 annual meeting of Caladrius Stockholders, your proposal must be submitted in writing by April 4, 2023 to Caladrius’ Corporate Secretary at Caladrius Biosciences, Inc., 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920. However, if the meeting is more than 30 days from September 13, 2023, then the deadline for stockholder proposals will be a reasonable time before Caladrius begins to print and mail the proxy materials before the meeting.

If you wish to submit a proposal before the stockholders or nominate a director at the 2023 annual meeting of Caladrius Stockholders, but you are not requesting that your proposal or nomination be included in the proxy materials for that meeting, then you must follow the procedures set forth in Caladrius’ bylaws and, among other things, notify Caladrius’ Corporate Secretary in writing between May 16, 2023 and June 15, 2023. However, if the date of the 2023 annual meeting of Caladrius Stockholders is more than 30 days before or more than 60 days after September 13, 2023, then you must give notice no later than the 90th day prior to that meeting or, if later, the 10th day following the day on which public disclosure of that annual meeting date is first made. You are also advised to review Caladrius’ bylaws, which contain additional requirements regarding advance notice of stockholder proposals and director nominations.
Q:	When do you expect the Merger to be consummated?
A:
Caladrius and Cend anticipate that the Merger will occur sometime soon after the Annual Meeting to be held on September 13, 2022, but the companies cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?
A:	Caladrius and Cend urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the Merger affects you.
If you are a Caladrius Stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Annual Meeting.
If you are a Cend Stockholder, you may execute and return your written consent to Cend in accordance with the instructions provided.
Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?
A:
If you are a Caladrius Stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5 and 8 and will have the same effect as voting against Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the Annual Meeting.

Q:	When and where is the Annual Meeting?
A:
The Annual Meeting will be held at 9:00 a.m., New York time, on September 13, 2022 via live webcast at www.virtualshareholdermeeting.com/CLBS2022SM. You will not be able to attend the Annual Meeting in person.

Q:	Why are you holding a virtual Annual Meeting?
A:
This year’s Annual Meeting will be held in a virtual meeting format only. We have designed our virtual format to enhance, rather than constrain, stockholder access, participation and communication. For example, the virtual format allows stockholders to communicate with us in advance of, and during, the Annual Meeting so that they can ask questions of the Caladrius Board of Directors or management, as time permits.

Q:	What happens if there are technical difficulties during the Annual Meeting?
A:
We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting, voting at the Annual Meeting or submitting questions at the Annual Meeting. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting login page.

Q:	What do I need to do now and how do I vote?
A:	Caladrius urges you to read this proxy statement carefully, including its appendices, as the actions contemplated by each of the Proposals may affect you.
If your shares of Caladrius stock are registered directly in your name with our transfer agent, you are considered, with respect to those shares, to be the “stockholder of record,” and the proxy materials and proxy card are being sent directly to you by Caladrius. There are four methods by which you may vote your shares at the Annual Meeting:
•
By Internet. You may vote your shares 24 hours a day by logging onto the secure website indicated in the instructions that are included in the Notice, or if you received printed materials, on the proxy card and following the instructions provided any time up until 11:59 pm, New York time, on September 12, 2022.

•
By Telephone. You may vote your shares 24 hours a day by calling the telephone number listed in the instructions that are included in the Notice, or if you received printed materials, on the proxy card and following the instructions provided by the recorded message any time up until 11:59 pm, New York time, on September 12, 2022.

•
By Mail. If you received a proxy card by mail, you may vote by completing, signing, dating and promptly returning the proxy card in the postage-paid return envelope provided with the proxy materials for receipt prior to the Annual Meeting.

•
At the Virtual Meeting. You may vote your shares electronically through the portal at the virtual Annual Meeting (if you satisfy the admission requirements, as described below). Even if you plan to attend the Annual Meeting virtually, we encourage you to vote in advance by telephone, through the Internet or by mail so that your vote will be counted in the event you later decide not to attend virtually the Annual Meeting.

The Annual Meeting will be a virtual meeting of stockholders conducted via a live webcast that provides stockholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded stockholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting. To attend and submit your questions during the virtual meeting, please visit www.virtualshareholdermeeting.com/CLBS2022SM. To participate and vote during the Annual Meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by logging in to their broker, brokerage firm, bank or other nominee’s website and selecting the stockholder communications mailbox to access the meeting; instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.
Q:	What happens if I do not sign and return my proxy card or vote by telephone, through the Internet before or during the Annual Meeting?
A:
If you are a stockholder of record of Caladrius and you do not sign and return your proxy card or vote by telephone, through the Internet or during the virtual meeting, your shares will not be voted at the Annual Meeting and will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Annual Meeting. Assuming the presence of a quorum, the failure to return your proxy card or otherwise vote your shares during the Annual Meeting will have no effect on any of the Proposals.

Q:	If my Caladrius shares are held in “street name” by my broker, will my broker vote my shares for me?
A:
Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Caladrius Common Stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Proposal No. 1, 2, 3, 4, 6 or 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
Caladrius Stockholders of record, other than those Caladrius Stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Annual Meeting in one of three ways. First, a Caladrius Stockholder of record can send a written notice to the Secretary of Caladrius stating that it would like to revoke its proxy. Second, a Caladrius Stockholder of record can submit new proxy instructions either on a new proxy card or via the Internet. Third, a Caladrius Stockholder of record can attend the Annual Meeting and vote virtually. Attendance alone will not revoke a proxy. If a Caladrius Stockholder of record or a stockholder who owns shares of Caladrius Common Stock in “street name” has instructed a broker to vote its shares of Caladrius Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?
A:
Caladrius will be responsible for the cost of printing and filing this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Caladrius Common Stock for the forwarding of solicitation materials to the beneficial owners of Caladrius Common Stock. Caladrius will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?
A:
If you are a Caladrius Stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920
Tel: (908) 842-0100
Attn: David J. Mazzo, Ph.D., President and Chief Executive Officer
If you are a Cend Stockholder, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
Cend Therapeutics, Inc.
12544 High Bluff Drive, Suite 400
San Diego, California 92130
Tel: (858) 795-5123
Attn: David Slack, President and Chief Executive Officer

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Annual Meeting and Cend Stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Back Bay Life Science Advisors, LLC. (“Back Bay”) attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
The Companies
Caladrius Biosciences, Inc.
Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920
Caladrius is a clinical-stage biopharmaceutical company dedicated to the development and commercialization of therapies to treat and/or reverse disease. Caladrius is developing what are intended to be first-in-class therapeutics based on the characteristics of naturally occurring CD34+ cells and their ability to stimulate the growth of new microvasculature. Caladrius’ technology is intended to leverage these cells to enable the body’s natural repair mechanisms using formulations unique to each medical indication.
Caladrius’ leadership team has decades of collective biopharmaceutical product development experience in a variety of therapeutic categories. Caladrius’ goal is to develop and commercialize products that address important unmet medical needs based on a broad and versatile portfolio of candidates. Caladrius’ current product candidates include:
•
XOWNA® (CLBS16), the subject of both a completed positive Phase 2a study (ESCaPE-CMD) and an ongoing follow-on Phase 2b study (the “FREEDOM Trial”) in the United States for the treatment of coronary microvascular dysfunction (“CMD”);

•
HONEDRA® (CLBS12), recipient of SAKIGAKE designation and eligible for early conditional approval in Japan for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease is being sought based on the current results of a clinical trial executed in Japan; and

•
CLBS201, the subject of a study designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for patients with chronic kidney disease related to type 2 diabetes (diabetic kidney disease or “DKD”).

Cend Therapeutics, Inc.
Cend Therapeutics, Inc.
12544 High Bluff Drive, Suite 400
San Diego, California 92130
Cend is a clinical stage biotech company focused on a tumor microenvironment (“TME”)-modifying approach to enable more effective treatment for a range of solid tumor cancers. Cend is advancing a pipeline of product and partnering opportunities based on the CendR Platform™ to potentially improve outcomes for patients with a range of solid tumor cancers that are currently poorly treated, representing high unmet medical needs.
Cend’s management team is comprised of a number of professionals who have decades of experience working with biotech, pharmaceutical and medical companies, many of which are publicly traded. Cend’s lead investigational drug, CEND-1, modifies the TME by targeting tumor vasculature by its affinity for alpha-v integrins that are selectively expressed in tumor, but not healthy tissue vasculature. CEND-1 is a cyclic peptide that, once bound to these integrins, is cleaved by proteases expressed in tumors to release a peptide fragment, called a CendR fragment, which binds to a second receptor, called neuropilin-1, to activate a novel uptake pathway that allows anticancer drugs to more selectively penetrate solid tumors. The ability of CEND-1 to modify the TME to enhance delivery and efficacy of co-administered drugs has been demonstrated in models, including tumor cell line models, multiple mouse xenograft models with human tumor cell lines and patient-derived tumors, and genetically engineered and syngeneic mouse models, of a range of solid tumors. Based on results from multiple pre-clinical mouse xenograft models of pancreatic and other human cancers, CEND-1 has also been shown in unpublished preclinical models of human tumors in xenograft mouse models as well as in genetically engineered and syngeneic mouse models to selectively deplete certain immunosuppressive cell types in tumors wherein the TME is dominated by such immunosuppressive cells, hampering the patients’ immune systems’ and immunotherapies’ abilities to fight disease. Cend plans to explore its potential for combination therapy with immunotherapies. As part of the CendR Platform™, Cend is also conducting preclinical research on a tumor-penetrating nanocomplex (“TPN”) technology that may enable nucleic acid-based drugs, such as antisense, small interfering RNA (“siRNA”) or messenger RNA (“mRNA”), to more effectively treat solid tumor cancers, which could potentially result in earlier stage product and partnership opportunities.
In February 2021, Cend entered an exclusive license and collaboration agreement with a major pharmaceutical company in China, Qilu Pharmaceutical Co., Ltd. (“Qilu”), in which Qilu gained rights to CEND-1 for development and commercialization in Greater China. Under the terms of the agreement, Cend received $10 million in up-front license fees and is eligible to receive development and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales in the Qilu territory ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%. The parties also have an active collaboration in which Qilu provides funding for development and regulatory activities within China.
Cend’s current product candidate development activities include:
•	CEND-1/gemcitabine/nab-paclitaxel, which is currently the subject of a Phase 2b clinical trial for pancreatic cancer;
•	CEND-1/FOLFIRINOX, which is currently the subject of a Phase 1b/2 clinical trial for pancreatic cancer;
•	CEND-1/FOLFIRINOX/ panitumumab (non-Ras mutated pts), which is currently the subject of a Phase 1b/2 clinical trial for colorectal and appendiceal cancers;
•
CEND1/gemcitabine/nab-paclitaxel +/- anti-PD(L)1, for which Cend expects to commence a Phase 1b/2 clinical trial for pancreatic cancer during either the fourth quarter of 2022 or the first quarter of 2023;

•	CEND-1/standard of care (SoC) for selected solid tumor cancers, which Cend expects to commence a Phase 1b/2 clinical trial during the first half of 2023; and
•	Potential development candidate(s) based on TPN.
CS Cedar Merger Sub, Inc.
Merger Sub is a wholly owned subsidiary of Caladrius and was formed solely for the purposes of carrying out the Merger.
The Merger (see page 110)
If the Merger is completed, Merger Sub will merge with and into Cend, with Cend surviving as a wholly owned subsidiary of Caladrius.
At the Effective Time, each outstanding share of Cend Capital Stock (excluding any shares of capital stock held by Caladrius) outstanding immediately prior to the Effective Time will automatically be converted solely into the right to receive a number of shares of Caladrius Common Stock equal to the Exchange Ratio, subject to adjustment to account for the Reverse Stock Split, for Caladrius’ net cash immediately prior to the Closing, for Cend’s unpaid transaction costs immediately prior to the Closing and in accordance with the Merger Agreement; each Cend Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be assumed by Caladrius and will become an option, subject to vesting (with acceleration of vesting triggered by the Merger in some instances), to purchase shares of Caladrius Common Stock, and, immediately after the Merger, based on the Exchange Ratio, current Cend Stockholders are expected to own, or hold rights to acquire, approximately 50% of the outstanding shares of Caladrius Common Stock with current Caladrius Stockholders expected to own approximately 50% of the outstanding shares of Caladrius Common

Stock. The approximate post-Closing ownership will be subject to adjustment based on Caladrius’ net cash immediately prior to Closing and the amount of any unpaid transaction costs of Cend in excess of $250,000 immediately prior to Closing. Accordingly, such percentages are subject to change based upon the final Exchange Ratio as set forth in the Merger Agreement
For a more complete description of the Merger and the Exchange Ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.
The Closing will occur no later than the second business day after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Caladrius and Cend agree. Caladrius and Cend anticipate that the consummation of the Merger will occur in the third quarter of the calendar year. However, because the Merger is subject to a number of conditions, neither Caladrius nor Cend can predict exactly when the Closing will occur or if it will occur at all. After completion of the Merger, assuming that Caladrius receives the required stockholder approval of Proposal No. 3, Caladrius will be renamed “Lisata Therapeutics, Inc.”
Reasons for the Merger
Following the Merger, the combined organization will be a drug discovery and development company focused on its diverse product development pipeline, including the advancement of product and partnering opportunities based on the CendR Platform™ technology. Caladrius and Cend believe that the combined organization will have the following potential advantages:
•
Emerging Development-Stage Company. Cend is a clinical-stage drug discovery and development company focused on a novel approach to enable more effective treatments for solid tumor cancers. The CendR Platform™ provides a tumor-targeted tissue penetration capability to specifically enhance drug delivery to tumors. Cend is also applying its technology to alter immunosuppression selectively within the tumor microenvironment to enable a patient’s immune system and immunotherapies to fight cancer with greater effectiveness. Caladrius and Cend believe that Cend’s development programs will diversify Caladrius’ product portfolio pipeline. Cend’s TPN technology platform holds significant potential to enable RNA-based drugs to work effectively in treating solid tumor cancers, which could potentially result in product and partnership opportunities.

•
Management Team. It is expected that the combined organization will be led by the existing experienced senior management team from Caladrius and David Slack from Cend and a board of directors of up to nine members with equal representation from each of Caladrius and Cend.

•
Cash Resources. The combined organization is expected to have at least $63.8 million in cash and cash equivalents at the Closing, assuming a Closing on September 30, 2022, which Caladrius and Cend believe is sufficient to enable Caladrius to pursue its near-term clinical trials for Cend’s technology and Caladrius’ ongoing clinical trials and business plans.

Each of the boards of directors of Caladrius and Cend also considered other reasons for the Merger, as described herein. For example, the Caladrius Board of Directors considered, among other things:
•
the strategic alternatives to the Merger available to Caladrius to expand and diversify its product candidate portfolio pipeline, including the discussions that Caladrius’ management and the Caladrius Board of Directors previously conducted with other potential target companies and licensing partners;

•	the fact that the stock market was not currently giving any value to Caladrius’ current product development programs;
•
the opportunity as a result of the Merger for Caladrius Stockholders to participate in the potential value of Cend’s product candidate portfolio and the potential growth of the combined organization following the Merger.

In addition, the Cend Board of Directors approved the Merger based on a number of factors, including the following:
•
the potential increased access to sources of capital and a broader range of investors to support the clinical development of its products than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
•
the Cend Board of Directors’ belief that no alternatives to the Merger were reasonably likely to create greater value for Cend Stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Cend Board of Directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the Merger;

•
the $10 million of cash resources provided to Cend by Caladrius pursuant to the Purchase Agreement (as defined below) and the cash resources of the combined organization expected to be available at the Closing relative to the anticipated burn rate of the combined organization; and

•	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes.
Opinion of the Caladrius Financial Advisor (see page 120)
The Caladrius Board of Directors engaged Back Bay to provide strategic advisory and investment banking services in connection with evaluating and considering various strategic alternatives, and ultimately requested that Back Bay render an opinion as to whether the consideration to be paid by Caladrius in the Merger, as provided in the Merger Agreement, was fair, from a financial point of view, to Caladrius. At the April 25, 2022 meeting of the Caladrius Board of Directors, Back Bay rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated April 25, 2022, to the Caladrius Board of Directors that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the consideration to be paid by Caladrius in the Merger was fair, from a financial point of view, to Caladrius. For purposes of Back Bay’s opinion, the term “consideration” means (i) the cancellation of 1,135,650 shares of Cend Series D Preferred Stock, $0.00001 par value per share, which were issued to Caladrius for an aggregate purchase price of $10.0 million pursuant to the Stock Purchase Agreement that was entered into by Caladrius and Cend concurrently with their entry into the Merger Agreement and (ii) the shares of Caladrius Common Stock to be issued to holders of Cend Capital Stock in the Merger.
The full text of Back Bay’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus/information statement as Annex B and is incorporated by reference in its entirety to this proxy statement/prospectus/information statement. Back Bay’s opinion was intended solely for the benefit and use of the Caladrius Board of Directors (in its capacity as such) in connection with its consideration of the Merger. Back Bay’s opinion was not intended to be used for any other purpose without Back Bay’s prior written consent in each instance, except as expressly provided for in the engagement letter between Caladrius and Back Bay. Back Bay has consented to the use of Back Bay’s opinion in this proxy statement/prospectus/information statement. Back Bay’s opinion did not address Caladrius’ underlying business decision to enter into the Merger Agreement or complete the Merger or the merits of the Merger as compared to any alternative transactions that were or may be available to Caladrius, and did not constitute a recommendation to the Caladrius Board of Directors or to any Caladrius Stockholder as to how such stockholder should vote with respect to the Merger or otherwise.
Overview of the Merger Agreement
Merger Consideration (see page 137)
At the Effective Time, all outstanding shares of Cend Capital Stock shall convert into the right to receive Caladrius Common Stock as follows:
•
each share of Cend Capital Stock (excluding any shares of capital stock held by Caladrius) outstanding immediately prior to the Effective Time will automatically be converted solely into the right to receive a number of shares of Caladrius Common Stock equal to the Exchange Ratio, subject to adjustment to account for the Reverse Stock Split, for Caladrius’ net cash immediately prior to the Closing, for Cend’s unpaid transaction costs immediately prior to the Closing and in accordance with the Merger Agreement;
•
each Cend Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be assumed by Caladrius and will become an option, subject to vesting (with acceleration of vesting triggered by the Merger in some instances), to purchase shares of Caladrius Common Stock; and

•
immediately after the Merger, based on the Exchange Ratio, current Cend Stockholders are expected to own, or hold rights to acquire, approximately 50% of the outstanding shares of Caladrius Common Stock with current Caladrius Stockholders expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The approximate post-closing ownership will be subject to adjustment based on Caladrius’ net cash immediately prior to Closing and the amount of any unpaid transaction costs of Cend in excess of $250,000 immediately prior to Closing. Accordingly, such percentages are subject to change based upon the final Exchange Ratio as set forth in the Merger Agreement.

Treatment of Cend Options (see page 148)
Pursuant to the Merger Agreement, at the Effective Time, each Cend Option that is outstanding and unexercised immediately prior to the Effective Time granted under the Cend 2016 Equity Incentive Plan, whether or not vested, will be assumed by Caladrius and will become an option to purchase that number of shares of Caladrius Common Stock equal to the product obtained by multiplying (i) the number of shares of Cend Common Stock that were subject to such Cend Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Caladrius Common Stock. The per share exercise price for Caladrius Common Stock issuable upon exercise of each Cend Option assumed by Caladrius shall be determined by dividing (a) the per share exercise price of Cend Common Stock subject to such Cend Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Cend Option assumed by Caladrius will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Cend Option shall otherwise remain unchanged.
Treatment of Caladrius Options (see page 148)
At the Effective Time, each Caladrius Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
Conditions to the Completion of the Merger (see page 149)
To consummate the Merger, Caladrius Stockholders must approve (a) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger, and (b) an amendment to the certificate of incorporation of Caladrius effecting the Reverse Stock Split. Additionally, Cend Stockholders must adopt the Merger Agreement thereby approving the Merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
No Solicitation (see page 153)
Each of Caladrius and Cend have agreed that, except as described below, Caladrius and Cend and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “Acquisition Proposal” (as defined in the section of this proxy statement/prospectus/information statement entitled “The Merger Agreement—No Solicitation”), or “Acquisition Inquiry” (as defined in the section of this proxy statement/prospectus/information statement entitled “The Merger Agreement—No Solicitation”);
•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend an Acquisition Proposal; or
•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an Acquisition Transaction (as defined in the section of this proxy statement/prospectus/information statement entitled “The Merger Agreement—No Solicitation”).

Termination (see page 158)
Either Caladrius or Cend can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.
Termination Fee (see page 160)
If the Merger Agreement is terminated under certain circumstances, Caladrius will be required to pay Cend a termination fee of $1.0 million, and, if the Merger Agreement is terminated under certain separate circumstances, Cend will be required to pay Caladrius a termination fee of $4.0 million. In some circumstances, Caladrius or Cend will be required to reimburse the other party for expenses incurred in connection with the Merger, up to a maximum of $1.0 million.
Support Agreements (see page 163)
Certain Cend Stockholders are party to a support agreement with Caladrius pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Cend Stockholder, to vote all of his, her or its shares of Cend Capital Stock in favor of the adoption of the Merger Agreement, the approval of the transactions contemplated thereby, including the Merger, and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Cend Stockholders and against any Acquisition Proposal. The parties to the support agreements with Caladrius include all directors and executive officers of Cend and certain major stockholders of Cend, including ER Trust 2/18/11, Innovation 2016 Kyoto Investment Limited Partnership, Leading Choice International Limited, Sanford Burnham Prebys Medical Discovery Institute, Kazuki Sugahara and Tambet Teesalu.
As of June 13, 2022, the Cend Stockholders that are party to a support agreement with Caladrius owned an aggregate of 3,823,674 shares of Cend Common Stock, 371,396 shares of Cend Series A Preferred Stock and 951,637 shares of Cend Series B Preferred Stock, representing approximately 77.5% of the outstanding shares of Cend Capital Stock on an as converted to common stock basis (excluding shares held by Caladrius). These stockholders include executive officers and directors of Cend and certain stockholders owning a significant portion of the outstanding shares of Cend Capital Stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, Cend Stockholders holding a sufficient number of shares of Cend Capital Stock to adopt the Merger Agreement and approve the Merger and related transactions will execute written consents providing for such adoption and approval.
Caladrius’ directors and executive officers are party to a support agreement with Cend pursuant to which, among other things, such individuals have agreed, solely in his or her capacity as a Caladrius Stockholder, to vote all of his or her shares of Caladrius Common Stock in favor of (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Caladrius Common Stock to Cend Stockholders, (ii) an amendment to the certificate of incorporation of Caladrius to effect the Reverse Stock Split, (iii) an amendment to the certificate of incorporation of Caladrius to effect the Caladrius Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the other matters to be approved on date of the Annual Meeting, and (v) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Caladrius Stockholders at the Annual Meeting and against any Acquisition Proposal.
As of June 13, 2022, the Caladrius Stockholders that are party to a support agreement with Cend beneficially owned an aggregate of 1,099,314 shares of Caladrius Common Stock, representing approximately 1.8% of the outstanding shares of Caladrius Common Stock.
The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
Lock-up Agreements (see page 163)
As a condition to the Closing, certain Caladrius Stockholders and Cend Stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Caladrius Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, in each case from the Closing until the date that is 120 days from the Closing.
As of June 13, 2022, Caladrius Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 1.8% of the outstanding shares of Caladrius Common Stock.
Cend Stockholders who have executed lock-up agreements as of June 13, 2022 owned in the aggregate approximately 77.5% of the outstanding shares of Cend Capital Stock on an as if converted into common stock basis (excluding shares held by Caladrius).
The lock-up agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Lock-up Agreements” in this proxy statement/prospectus/information statement.
Stock Purchase Agreement (see page 164)
Concurrently with the execution of the Merger Agreement and in order to provide Cend with capital for its development programs prior to the closing of the Merger, Caladrius and Cend entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Caladrius agreed to purchase from Cend 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10,000,000 in the aggregate. The Purchase Agreement contains customary representations, warranties and agreements by Caladrius and Cend and customary conditions to Closing. The Series D Preferred Stock ranks senior to Cend’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Cend. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with Cend’s common stockholders and other preferred stockholders thereafter on an as-converted basis, except in connection with the Merger. The Series D Preferred Stock shall vote with the shares of Caladrius Common Stock on an as-converted basis on any matters presented to the Cend Stockholders. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Cend Common Stock as is determined by dividing the Series D Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Series D Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Cend common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Cend common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250 million, resulting in at least $50 million of gross proceeds to Cend.
Collaboration Agreement (see page 164)
Concurrently with the execution of the Merger Agreement, Caladrius and Cend entered into a Collaboration Agreement (the “Collaboration Agreement”), pursuant to which Caladrius and Cend agreed to collaborate on certain developmental and clinical activities prior to the closing of the Merger. Under the Collaboration Agreement, Caladrius and Cend agreed to form a joint steering committee (the “Committee”) comprised of individuals from both entities. The Committee will meet regularly and be responsible for monitoring ongoing studies and making recommendations for development activity and trial planning. Cend has agreed to pay each member of the Committee from Caladrius an hourly consulting fee for such service.
Management Following the Merger (see page 253)
Effective as of the Closing, Caladrius’ officers are expected to include:
Name	Title
David J. Mazzo, Ph.D.	Chief Executive Officer
David Slack	President & Chief Business Officer
Kristen K. Buck, M.D.	Executive Vice President R&D and Chief Medical Officer
Interests of Certain Directors, Officers and Affiliates of Caladrius and Cend (see page 131, 134)
In considering the recommendation of the Caladrius Board of Directors with respect to issuing shares of Caladrius Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Caladrius Stockholders at the Annual Meeting, Caladrius Stockholders should be aware that certain members of the Caladrius Board of Directors and executive officers of Caladrius have interests in the Merger that may be different from, or in addition to, interests they have as Caladrius Stockholders. For example, all of Caladrius’ executive officers and four of Caladrius’ directors will remain in their positions immediately following the Merger.
As of June 13, 2022, the directors and executive officers of Caladrius beneficially owned, in the aggregate approximately 4.3% of the outstanding shares of Caladrius Common Stock.Certain of Caladrius’ officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
In considering the recommendation of the Cend Board of Directors with respect to approving the Merger and related transactions by written consent, Cend Stockholders should be aware that certain members of the Cend Board of Directors and certain executive officers of Cend have interests in the Merger that may be different from, or in addition to, interests they have as Cend Stockholders. For example, certain of Cend’s directors and executive officers have options, subject to vesting (with acceleration of vesting triggered by the Merger in some instances), to purchase shares of Cend Common Stock which, at Closing, shall be converted into and become options to purchase shares of Caladrius Common Stock; certain of Cend’s directors and executive officers are expected to become directors and executive officers of Caladrius upon the Closing; and all of Cend’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
As of June 13, 2022, all directors and executive officers of Cend, together with their affiliates, owned approximately 47.1% of the outstanding shares of Cend Capital Stock, on an as converted to common stock basis. Certain of Cend’s officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
Material U.S. Federal Income Tax Consequences of the Merger (see page 141)
As discussed in detail in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, Caladrius and Cend intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its shares of Cend Capital Stock in a fully taxable transaction in exchange for shares of Caladrius Common Stock. Cend Stockholders will generally recognize gain or loss in such exchange equal to the amount that such Cend Stockholder’s adjusted tax basis in the shares of Cend Capital Stock surrendered is less or more than the fair market value of the shares of Caladrius Common Stock (and cash in lieu of a fractional share)

received in exchange therefor. Determining the actual tax consequences of the Merger to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the Merger, including estate, gift, state, local or non-U.S. tax consequences of the Merger.
Risk Factors (see page 27)
Both Caladrius and Cend are subject to various risks associated with their businesses and their industries. In addition, the Merger poses a number of risks to each company and its respective stockholders, including the possibility that the Merger may not be completed and the following risks:
•
the Exchange Ratio is not adjustable based on the market price of Caladrius Common Stock, so the merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed; failure to complete the Merger may result in Caladrius or Cend paying a termination fee or expenses to the other and could harm the per share price of Caladrius Common Stock and future business and operations of each company;

•
the Merger may be completed even though material adverse changes may result solely from the announcement of the Merger, general economic or political conditions or conditions generally affecting the industries in which Caladrius and Cend operate and other causes;

•
some Caladrius and Cend officers and directors have interests that are different from or in addition to those considered by stockholders of Caladrius and Cend and which may influence them to support or approve the Merger;

•	the market price of Caladrius Common Stock may decline as a result of the Merger;
•	Caladrius Stockholders and Cend Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;
•
during the pendency of the Merger, Caladrius and Cend may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•
certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
because the lack of a public market for shares of Cend Capital Stock makes it difficult to evaluate the fairness of the Merger, the Cend Stockholders may receive consideration in the Merger that is less than the fair market value of the shares of Cend Capital Stock and/or Caladrius may pay more than the fair market value of the shares of Cend Capital Stock; and

•	if the conditions to the Merger are not met, the Merger will not occur.
These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Caladrius and Cend both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 141)
In the United States, Caladrius must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”) in connection with the issuance of shares of Caladrius Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Nasdaq Capital Market Listing (see page 143)
Prior to consummation of the Merger, Caladrius intends to file a notification form with Nasdaq for the listing of additional shares with respect to the shares of Caladrius Common Stock to be issued to the holders of Cend Capital Stock in the Merger. Caladrius anticipates that shares of Caladrius Common Stock will be listed on The Nasdaq Capital Market following the Closing under the trading symbol “LSTA.”

Anticipated Accounting Treatment (see page 144)
The Merger is expected to be treated by Caladrius as an asset acquisition by Caladrius in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Cend, substantially all the fair value is included in in-process research and development of CEND-1 and, as such, the acquisition is expected to be treated as an asset acquisition. For accounting purposes, Caladrius is considered to be acquiring Cend in the Merger.
Appraisal Rights and Dissenters’ Rights (see page 144)
Holders of shares of Caladrius Common Stock are not entitled to appraisal rights in connection with the Merger. Cend Stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) attached hereto as Annex C, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.
Comparison of Stockholder Rights (see page 277)
Both Caladrius and Cend are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Cend Stockholders will become Caladrius Stockholders, and their rights will be governed by the DGCL, the bylaws of Caladrius and, assuming Proposals No. 2 and 3 are approved by Caladrius Stockholders at the Annual Meeting, the amended and restated certificate of incorporation of Caladrius. The rights of Caladrius Stockholders contained in the amended and restated certificate of incorporation and bylaws of Caladrius differ from the rights of Cend Stockholders under the amended and restated certificate of incorporation and bylaws of Cend, as more fully described under the section entitled “Comparison of Rights of Holders of Caladrius Stock and Cend Stock” in this proxy statement/prospectus/information statement.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA
The following tables present summary historical financial data for Caladrius and Cend, summary unaudited pro forma condensed combined financial data for Caladrius and Cend, and comparative historical and unaudited pro forma per share data for Caladrius and Cend.
Selected Historical Financial Data of Caladrius
The selected statement of operations data for the years ended December 31, 2021, 2020 and 2019 and the selected balance sheet data as of December 31, 2021 and 2020 are derived from Caladrius’ audited financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/information statement. The selected statement of operations data for the years ended December 31, 2018 and 2017 and the selected balance sheet data as of December 31, 2019, 2018 and 2017 are derived from Caladrius’ audited financial statements, which are not included in this proxy statement/prospectus/information statement. The selected financial data for the three months ended March 31, 2022 and 2021, are derived from Caladrius’ unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Caladrius Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Caladrius’ condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.
	Years Ended December 31,					Three Months Ended Mar 31,
	2021	2020	2019	2018	2017	2022	2021
						(unaudited)	(unaudited)
Statement of Operations Data:	(in thousands, except per share data)
Research and development	$17,680	$9,253	$10,797	$7,594	$15,843	$3,278	$5,076
General and administrative	11,370	9,892	9,295	9,393	11,750	3,342	3,010
Operating expenses	29,050	19,145	20,092	16,987	27,593	6,620	8,086
Operating loss	(29,050)	(19,145)	(20,092)	(16,987)	(27,593)	(6,620)	(8,086)
Other income (expense):
Investment income, net	151	132	740	824	273	63	23
Other (expense), net	(75)	—	—	(5)	(378)	(148)	—
	76	132	740	819	(105)	(85)	23
Loss before taxes and noncontrolling interests	(28,974)	(19,013)	(19,352)	(16,168)	(27,698)	(6,705)	(8,063)
Benefit from income taxes	(1,508)	(10,872)	—	—	(11,527)	(2,479)	—
Net loss from continuing operations	(27,466)	(8,141)	(19,352)	(16,168)	(16,171)	(4,226)	(8,063)
Discontinued operations - net	—	—	—	—	38,399	—	—
Net (loss) income	(27,466)	(8,141)	(19,352)	(16,168)	22,228	(4,226)	(8,063)
Less - net income attributable to noncontrolling interests	—	9	9	(1)	(182)	—	—
Less - net loss from discontinued operations attributable to noncontrolling interests					(569)	—	—
Net loss attributable to Caladrius Biosciences, Inc. common shareholders	$(27,466)	$(8,150)	$(19,361)	$(16,167)	$22,979	$(4,226)	$(8,063)
Basic and diluted (loss) income per share
Caladrius Biosciences, Inc. common shareholders	$(0.50)	$(0.53)	$(1.88)	$(1.67)	$2.56	$(0.07)	$(0.19)
Weighted average common shares outstanding:
Basic and diluted shares	55,313	15,440	10,325	9,689	8,969	60,560	42,117

	At December 31,					At Mar 31,
	2021	2020	2019	2018	2017	2022
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$24,647	$16,512	$14,032	$10,299	$29,163	$12,747
Restricted cash	—	—	—	—	5,005	—
Marketable securities	70,323	18,061	11,125	32,754	25,917	75,772
Total current assets	96,182	35,331	25,972	44,106	61,397	90,700
Total assets	97,008	36,002	27,153	44,580	63,376	91,463
Total current liabilities	4,523	3,506	5,976	5,619	9,314	2,801
Total liabilities	5,008	3,760	6,600	7,126	13,187	3,222
Accumulated deficit	(453,016)	(425,550)	(417,400)	(397,977)	(381,810)	(457,242)
Total equity	92,000	32,242	20,553	37,454	50,189	88,241
Selected Historical Financial Data of Cend
The selected financial data as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 are derived from Cend’s audited consolidated financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/information statement. The statement of operations data for the three months ended March 31, 2022 and 2021, as well as the balance sheet data as of March 31, 2022, are derived from Cend’s unaudited condensed consolidated financial statements included in this proxy statement/prospectus/information statement. In the opinion of management of Cend, the unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly Cend’s results of operations and financial position. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with “Cend Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cend’s financial statements and the related notes to those statements appearing elsewhere in this proxy statement/prospectus/information statement.
Summary Consolidated Balance Sheet
	Three Months Ended March 31,	Year Ended December 31,
	2022	2021	2020

Cash	$4,716	$6,288	$684
Working capital	5,332	6,627	1,052
Total assets	6,432	7,487	1,529
Total liabilities	1,316	1,076	477
Accumulated deficit	(11,636)	(10,207)	(13,946)
Total stockholders' equity (deficit)	75	1,370	(3,989)

Summary Consolidated Statement of Operations
	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021	2020
(in thousands)	(unaudited)	(unaudited)
Net revenues	$178	$9,736	$14,787	$—

Operating expenses:
Research and development	1,291	3,200	8,148	1,555
Acquired in process research & development	—	520	1,584	6,572
General and administrative	316	237	1,150	598
Total operating expenses	1,607	3,957	10,882	8,725
Operating income (loss)	(1,429)	5,779	3,905	(8,725)

Other income (expense)
Interest income	—	—	4	5
Total other income (expense), net	—	—	4	5
Net income (loss) before taxes	$(1,429)	$5,779	$3,909	$(8,720)
Income tax expense	—	192	170	—
Consolidated net income (loss)	$(1,429)	$5,587	$3,739	$(8,720)

Income allocable to participating securities	—	(2,166)	(1,466)	—
Net income (loss) attributable to common shareholders	$(1,429)	$3,421	$2,273	$(8,720)
Selected Unaudited Pro Forma Condensed Combined Financial Data of Caladrius and Cend
The following information does not give effect to the Reverse Stock Split of Caladrius Common Stock.
The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, Caladrius is considered to be acquiring Cend in the Merger. The Caladrius and Cend unaudited pro forma combined balance sheet data assume that the Merger took place on March 31, 2022, and combines the Caladrius and Cend historical balance sheets as of March 31, 2022. The Caladrius and Cend unaudited pro forma condensed combined statements of operations data assume that the Merger took place on January 1, 2021, and combines the historical results of Caladrius and Cend for the three months ended March 31, 2022 and the year ended December 31, 2021.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the three months ended March 31, 2022 and for the year ended December 31, 2021 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.
The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Cend Capital Stock will be converted into the right to receive shares of Caladrius Common Stock such that, immediately after the Merger, Caladrius Stockholders are expected to own approximately 50% of the outstanding common stock of the combined organization and Cend Stockholders are expected to own approximately 50% of the outstanding common stock of the combined organization, and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Condensed Combined Statements of Operations Data
	Three Months Ended Mar 31,	Year Ended December 31,
	2022	2021
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Net revenues	$178	$14,787

Operating Expenses:
Research and development	4,569	25,828
In-process research and development	—	36,595
General and administrative	3,700	18,837
Operating expenses	8,269	81,260
Operating loss	(8,091)	(66,473)
Other income (expense):
Investment income, net	63	151
Other expense, net	(148)	(75)
Interest income	—	4
Total other (expense) income	(85)	80
Net loss before benefit from income taxes	(8,176)	(66,393)
Benefit from income taxes	(2,479)	(1,338)
Net loss	$(5,697)	$(65,055)
Net loss per share attributable to common shareholders:
Basic	$(0.05)	$(0.56)
Diluted	$(0.05)	$(0.56)
Weighted average common shares outstanding:
Basic	121,081	115,243
Diluted	121,081	115,243
Unaudited Pro Forma Condensed Combined Balance Sheet Data
At Mar 31,
2022
(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$17,463
Marketable securities	75,772
Total current assets	97,132
Total assets	100,195
Total current liabilities	9,856
Total liabilities	10,493
Accumulated deficit	(495,320)
Total stockholders' equity (deficit)	89,702
Comparative Historical and Unaudited Pro Forma Per Share Data
The information below reflects the historical net loss and book value per share of Caladrius Common Stock and the historical net loss and book value per share of Cend Common Stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Merger on a purchase basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed Reverse Stock Split.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Caladrius included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Cend included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.
Caladrius
	Year Ended December 31, 2021	Three Months Ended March 31, 2022
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.50)	$(0.07)
Book value per share	$1.54	$1.46
Cend
	Year Ended December 31, 2021	Three Months Ended March 31, 2022
Historical Per Common Share Data:
Basic net loss per share	$0.54	$(0.33)
Diluted net loss per share	$0.48	$(0.33)
Book value per share	$0.32	$0.02
Caladrius and Cend
	Year Ended December 31, 2021	Three Months Ended March 31, 2022
Pro Forma Per Common Share Data:
Basic net loss per share	$(0.56)	$(0.05)
Diluted net loss per share	$(0.56)	$(0.05)
Book value per share	$1.56	$1.46

RISK FACTORS
The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Caladrius because these risks may also affect the combined organization—these risks can be found in Caladrius’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Risks Related to the Merger
The Exchange Ratio is not adjustable based on the market price of Caladrius Common Stock so the merger consideration at the Closing may have a greater or lesser value than the market price at the time the Merger Agreement was signed.
The Merger Agreement has set the Exchange Ratio formula for Cend Capital Stock, and the Exchange Ratio is adjustable upward or downward based on Caladrius’ net cash and Cend’s unpaid transaction costs at the closing of the Merger and changes in the outstanding Cend Capital Stock or the outstanding Caladrius Common Stock, including in connection with the proposed Reverse Stock Split prior to completion of the Merger as described in the section entitled “The Merger—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement. Any changes in the market price of Caladrius Common Stock before the completion of the Merger will not affect the number of shares Cend Stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Caladrius Common Stock declines from the market price on the date of the Merger Agreement, then Cend Stockholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of Caladrius Common Stock increases from the market price on the date of the Merger Agreement, then Cend Stockholders could receive merger consideration with substantially more value for their shares of Cend Capital Stock than the parties had negotiated in the establishment of the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Because the Exchange Ratio does not adjust as a result of changes in the value of Caladrius Common Stock, for each one percentage point that the market value of Caladrius Common Stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Cend Stockholders.
Caladrius’ net cash may be less than a range between $61.076 million and $73.579 million at the closing of the Merger, which, depending on when the closing of the Merger occurs, could result in Caladrius Stockholders owning a smaller percentage of the combined organization and could even result in the conditions to the closing of the Merger not being satisfied.
For purposes of the Merger Agreement, cash is subject to certain reductions, including, without limitation, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations, including declared but unpaid dividends. In the event the amount of Caladrius’ cash is smaller or such reductions are greater than anticipated, Caladrius Stockholders could hold a significantly smaller portion of the combined organization. Additionally, the Merger Agreement includes a closing condition based upon a minimum net cash balance depending on when the closing of the Merger occurs. In the event that Caladrius’ net cash falls below this threshold, Cend would not be obligated to consummate the Merger.
Cend’s unpaid transaction costs may exceed $250,000 at the closing of the Merger, or Caladrius’ net cash may be in excess of certain targets in the Merger Agreement, both of which could result in Cend Stockholders owning a smaller percentage of the combined organization.
In the event the amount of Cend’s unpaid transaction costs exceed $250,000, Cend Stockholders could hold a significantly smaller portion of the combined organization. In addition, the provisions of the Merger Agreement providing for a reduction in the ownership of Caladrius Stockholders for cash shortfalls also provide for an increase in the ownership of Caladrius Stockholders in the even the amount of Caladrius’ cash is greater than certain other thresholds. These factors could combine to materially reduce the Cend Stockholders’ ownership of the combined organization.
Failure to complete the Merger may result in Caladrius and Cend paying a termination fee or expenses to the other party and could harm the price of Caladrius Common Stock and the future business and operations of each company.
If the Merger is not completed, Caladrius and Cend are subject to the following risks:
•	if the Merger Agreement is terminated under certain circumstances, Caladrius or Cend will be required to pay certain transaction expenses of the other party, up to a maximum of $1.0 million;
•	if the Merger Agreement is terminated under certain circumstances, Cend will be required to pay Caladrius a termination fee of $4.0 million, plus certain transaction expenses of Caladrius;
•	if the Merger Agreement is terminated under certain circumstances, Caladrius will be required to pay Cend a termination fee of $1.0 million, plus certain transaction expenses of Cend;
•	the price of Caladrius Common Stock may decline and remain volatile; and
•	some costs related to the Merger, such as certain portions of legal and accounting fees, must be paid even if the Merger is not completed.
In addition, if the Merger Agreement is terminated and the Caladrius Board of Directors or the Cend Board of Directors determines to seek another business combination, there can be no assurance that either Caladrius or Cend will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.
In general, either Caladrius or Cend can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Caladrius or Cend, including:
•	with respect to Caladrius, any rejection or non-acceptance by a governmental body of a registration statement or filing by Caladrius relating to certain intellectual property rights of Caladrius;
•	the taking of any action, or the failure to take any action, by either Caladrius or Cend required to comply with the terms of the Merger Agreement;
•	any effect resulting from the announcement or pendency of the Merger or any related transactions;
•	continued losses from operations or decreases in cash balances of Caladrius or Cend;
•
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in accounting requirements or principles of any change in applicable laws, rules or regulations or the interpretation thereof;
•	any general economic or political conditions or conditions generally affecting the industries in which the Caladrius or Cend operate;
•
any epidemics, pandemics, disease outbreaks, or other public health emergencies or the escalation or worsening thereof, including COVID-19 or Caladrius’ or Cend’s compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar law, guidelines or recommendations promulgated by any governmental body, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act;

•	with respect to Caladrius, any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Caladrius;
•	with respect to Caladrius, any change in the stock price or trading volume of Caladrius Common Stock excluding any underlying effect that may have caused such change; and
•	with respect to Cend, any change in the cash position of Cend that results from operations in the ordinary course of business.
If adverse changes occur and Caladrius and Cend still complete the Merger, the price of Caladrius Common Stock may suffer. This in turn may reduce the value of the Merger to the Caladrius Stockholders, the Cend Stockholders or both.
Some Caladrius and Cend officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.
Certain officers and directors of Caladrius and Cend participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). For example, Caladrius has entered into certain employment and severance benefits agreements with each of its current executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $3.0 million (collectively, not individually), based on data available as of June 13, 2022 and assuming a covered termination of employment of each executive officer’s employment as of such date. For more information concerning the treatment of Caladrius options in connection with the Merger, see the section entitled “The Merger Agreement—Treatment of Caladrius Options” in this proxy statement/prospectus/information statement. In addition, and for example, certain of Cend’s directors and executive officers have options, subject to vesting (with acceleration of vesting triggered by the Merger in some instances), to purchase shares of Cend Common Stock which, at the Closing, shall be converted into and become options to purchase shares of Caladrius Common Stock; certain of Cend’s directors and executive officers are expected to become directors and executive officers of Caladrius upon the Closing; and all of Cend’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. For more information concerning the interests of Caladrius and Cend executive officers and directors, see the sections entitled “The Merger—Interests of the Caladrius Directors and Executive Officers in the Merger” and “The Merger—Interests of the Cend Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.
The market price of Caladrius Common Stock following the Merger may decline as a result of the Merger.
The market price of Caladrius Common Stock may decline as a result of the Merger for a number of reasons if:
•	investors react negatively to the prospects of the combined organization’s business and prospects from the Merger;
•	the effect of the Merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the combined organization does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.
Caladrius Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, and Cend Stockholders may likewise receive less value than anticipated in the Merger.
If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Caladrius Stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit, and likewise the value of the shares in the combined organization received by Cend Stockholders may be of significantly less value than anticipated, to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Caladrius Stockholders and Cend Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined organization following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.
After the completion of the Merger, the current Caladrius Stockholders and Cend Stockholders will own a smaller percentage of the combined organization than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Caladrius Stockholders, whose shares of Caladrius Common Stock will remain outstanding after the Merger, will own approximately 50% of the outstanding Caladrius Common Stock and Cend Stockholders will own approximately 50% of the outstanding Caladrius Common Stock, in each case, excluding securities convertible or exercisable into shares of Caladrius Common Stock. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment.
During the pendency of the Merger, Caladrius and Cend may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Caladrius and Cend to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as merger, sale of assets or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Caladrius and Cend from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to be inconsistent with the board’s fiduciary duties. Moreover, even if a party receives what the party’s board of directors determine is a superior proposal, the Merger Agreement does not permit either party to terminate the Merger Agreement to enter into a superior proposal.
Because the lack of a public market for Cend Capital Stock makes it difficult to evaluate the value of Cend of Capital Stock, the Cend Stockholders may receive shares of Caladrius Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of Cend Capital Stock.
The outstanding Cend Capital Stock is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Cend Capital Stock. Because the percentage of Caladrius equity to be issued to Cend Stockholders was determined based on negotiations between the parties, it is possible that the value of the Caladrius Common Stock to be received by Cend Stockholders will be less than the fair market value of Cend Capital Stock, or Caladrius may pay more than the aggregate fair market value of Cend Capital Stock.
If the conditions of the Merger are not met, the Merger will not occur.
Even if the Merger is approved by Caladrius Stockholders and Cend Stockholders, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Caladrius and Cend cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Caladrius and Cend each may lose some or all of the intended benefits of the Merger.
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Cend Stockholders in respect of their Cend Capital Stock.
Caladrius and Cend intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. In the event that the Merger does not qualify as a reorganization, the Merger would result in taxable gain or loss for each Cend Stockholder, with the amount of such gain or loss determined by the amount that each Cend Stockholder’s adjusted tax basis in the Cend Capital Stock surrendered is less or more than the fair market value of the Caladrius Common Stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Cend Capital Stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.
Risks Related to the Proposed Reverse Stock Split
The proposed Reverse Stock Split may not increase the combined organization’s stock price over the long-term.
The principal purpose of the proposed Reverse Stock Split is to increase the per-share market price of Caladrius Common Stock. It cannot be assured, however, that the proposed Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Caladrius Common Stock will proportionally increase the market price of Caladrius Common Stock, it cannot be assured that the proposed Reverse Stock Split will increase the market price of Caladrius Common Stock by a multiple of the proposed Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of Caladrius Common Stock, which is dependent upon many factors, including the combined organization’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined organization might meet the continued listing requirements for The Nasdaq Capital Market initially, it cannot be assured that it will continue to do so.
The proposed Reverse Stock Split may decrease the liquidity of the combined organization’s common stock.
Although the Caladrius Board of Directors believes that the anticipated increase in the market price of the combined organization’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Caladrius Common Stock.
The proposed Reverse Stock Split may lead to a decrease in the combined organization’s overall market capitalization.
Should the market price of the combined organization’s common stock decline after the proposed Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined organization’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Stock Split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Caladrius Common Stock will remain the same after the proposed Reverse Stock Split is effected, or that the proposed Reverse Stock Split will not have an adverse effect on the stock price of Caladrius Common Stock due to the reduced number of shares outstanding after the proposed Reverse Stock Split.
Risks Related to Caladrius
Risks Related to Caladrius’ Financial Condition and Capital Requirements
Caladrius has incurred substantial losses and negative cash flow from operations in the past and expect to continue to incur losses and negative cash flow for the foreseeable future.
Caladrius has a limited operating history, limited capital, and limited sources of revenue. Since Caladrius’ inception in 1980 through December 31, 2021, Caladrius has incurred aggregate net losses of approximately $453.0 million. Caladrius’ net losses from continuing operations attributable to common stockholders for the years ended December 31, 2021 and December 31, 2020 were approximately $27.5 million and $8.2 million, respectively. As of December 31, 2021, Caladrius’ cash and cash equivalents and marketable securities were $95.0 million. Caladrius’ current business has not generated revenues in the past and for the foreseeable future it does not expect it to generate revenue to be sufficient to cover costs attributable to that business or to Caladrius’

operations as a whole, including Caladrius’ development activities associated with our product candidates. Ultimately, Caladrius may never generate sufficient revenue from its business to reach profitability, generate positive cash flow or sustain, on an ongoing basis, its current or projected levels of product development and other operations.
Caladrius anticipates that it will need substantial additional financing to continue its operations; if it is unable to raise additional capital, it may be forced to delay, reduce or eliminate one or more of our product development programs, and its business will be harmed.
Caladrius’ current operating plan will require significant levels of additional capital to fund the continued development of its cell therapy product candidates and its clinical development activities.
Caladrius’ clinical activities are expected to continue to grow as its programs are advanced and they will require significant investment over a period of several years before they could potentially be approved by the U.S. Food and Drug Administration (“FDA”) and commercialized by it or a partner, if ever. Even if data from Caladrius’ current clinical trials for its product candidates were deemed positive, it may be required to conduct additional clinical trials of the product candidates, including larger and more expensive pivotal Phase 3 trials, to pursue commercialization of the candidates. To do so, Caladrius will need to raise additional capital, enter into collaboration agreements with third parties or undertake any combination thereof. If Caladrius is unsuccessful in its efforts to raise capital or find collaborative partners, it will likely need to otherwise delay or abandon the trials.
The amount and timing of Caladrius’ future capital requirements also will likely depend on many other factors, including:
•	the scope, progress, results, costs, timing and outcomes of Caladrius’ cell therapy research and development programs and product candidates;
•	Caladrius’ ability to enter into any collaboration agreements with third parties for its product candidates and the timing and terms of any such agreements;
•	the costs associated with the consummation of one or more strategic transactions;
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the timing of, and the costs involved in obtaining, regulatory approvals for our product candidates, a process which could be particularly lengthy, or complex given the FDA’s limited experience with marketing approval for cell therapy products;

•	the costs of maintaining, expanding and protecting Caladrius’ intellectual property portfolio, including potential litigation costs and liabilities relating thereto;
•	the cost of expansion of Caladrius’ development operations and personnel; and
•	the availability of, or Caladrius’ access to, state or federal government awards.
To both fund our clinical trials and support Caladrius’ future operations, it would likely seek to raise capital through a variety of different public and/or private financings vehicles. This could include, but not be limited to, utilization of Caladrius’ at-the-market (“ATM”) offering agreement with H.C. Wainwright & Co., LLC (“HCW”) potential issuances of other debt or equity securities in public or private financings and/or sale or licensing of assets. If Caladrius raises capital through the sale of equity, or securities convertible into equity, it will result in dilution to our then-existing stockholders. Servicing the interest and principal repayment obligations under debt Caladrius incurs, or whether any such debt is called, would divert funds that might otherwise be available to support research and development, clinical or commercialization activities. In addition, debt financing involves covenants that restrict Caladrius’ ability to operate its business. In certain cases, Caladrius also may seek funding through collaborative arrangements that would likely require it to relinquish certain rights to its technology or product candidates and diminish its share in the future revenues associated with the partnered product.
Ultimately, Caladrius may be unable to raise capital or enter into collaborative relationships on terms that are acceptable to it, if at all. Caladrius’ inability to obtain necessary capital or financing to fund our future operating needs could adversely affect its business, results of operations and financial condition.

Caladrius has never generated any revenue from product sales and its ability to generate revenue from product sales and become profitable depends significantly on its success in a number of factors.
Caladrius has no products approved for commercial sale, has not generated any revenue from product sales, and does not anticipate generating any revenue from product sales until sometime after it has received regulatory approval for the commercial sale of a product candidate, which may never occur. Caladrius’ ability to generate revenue from product sales and achieve profitability depends significantly on its success in many factors, including:
•	completing research regarding, and nonclinical and clinical development of, Caladrius’ current and future product candidates;
•	obtaining regulatory approvals and marketing authorizations for product candidates for which Caladrius completes clinical trials;
•	developing a sustainable and scalable manufacturing process for Caladrius’ product candidates;
•	identifying and contracting with contract manufacturers that have the ability and capacity to manufacture Caladrius’ development products and make them at an acceptable cost;
•	launching and commercializing product candidates for which Caladrius obtains regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;
•	obtaining market acceptance of Caladrius’ product candidates as viable treatment options;
•	ensuring ongoing regulatory compliance post-approval and with respect to sales and marketing of future products;
•	addressing any competing technological and market developments;
•	identifying, assessing, acquiring and/or developing new product candidates;
•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which Caladrius may enter;
•	maintaining, protecting, and expanding Caladrius’ portfolio of intellectual property rights, including patents, trade secrets, and know-how; and
•	attracting, hiring, and retaining qualified personnel.
Even if one or more of the product candidates that Caladrius develops is approved for commercial sale, it anticipates incurring significant costs associated with commercializing any approved product candidate. Caladrius’ expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change its manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that it currently anticipates. If Caladrius is successful in obtaining regulatory approvals to market one or more of its product candidates, its revenue will depend, in part, upon the size of the markets in the territories for which it obtains regulatory approval, the accepted price for the product, the ability to receive reimbursement at any price, and whether it owns the commercial rights for that territory. If the number of Caladrius’ addressable disease patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, it may not generate significant revenue from sales of such products, even if approved. If Caladrius is not able to generate revenue from the sale of any approved products, it may never become profitable.
If Caladrius’ status as a smaller reporting company changes, Section 404(b) of the Sarbanes-Oxley Act of 2002 may require an independent registered public accounting firm to report on the effectiveness of its internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect Caladrius’ future results of operations and its stock price.
Section 404(b) of the Sarbanes-Oxley Act of 2002 requires an independent registered public accounting firm to test the internal control over financial reporting of public companies, and to report on the effectiveness of such controls, for each fiscal year ending after June 15, 2010. Under the Dodd Frank Wall Street Reform and

Consumer Protection Act of 2010 (the “Dodd Frank Act”), Caladrius is exempt from Section 404(b) as long as it remains a smaller reporting company or a non-accelerated filer. If Caladrius’ status as a smaller reporting company changes, it may be required to comply with this auditor attestation requirement.
In addition, Caladrius may in the future discover areas of its internal controls that need improvement, particularly with respect to businesses that it may acquire. If so, we cannot be certain that any remedial measure Caladrius takes will ensure that it have adequate internal controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm Caladrius’ operating results or cause it to fail to meet its reporting obligations. If Caladrius is unable to conclude that it has effective internal controls over financial reporting, or if it becomes necessary for its independent registered public accounting firm to provide it with an unqualified report regarding the effectiveness of our internal control over financial reporting and it is unable to do so, investors could lose confidence in the reliability of its financial statements. This could result in a decrease in the value of Caladrius Common Stock.
Risks Related to Caladrius’ Cell Therapy Product Development Efforts
Caladrius’ future success may be dependent on the timely and successful continued development and commercialization of HONEDRA®, its experimental product candidate for CLI and Buerger’s Disease that has been in clinical development in Japan, XOWNA® or CLBS16 for CMD, and CLBS201 for DKD, and if Caladrius encounters delays or further difficulties in the development of these product candidates, its business prospects would be significantly harmed.
Caladrius is dependent upon the successful development, approval and commercialization of its product candidates. Before Caladrius is able to seek regulatory approval of its product candidates, it must conduct and complete extensive clinical trials to demonstrate their safety and efficacy in humans. Caladrius has never taken a product through the regulatory approval process or successfully to U.S. or international commercialization.
In early 2018, Caladrius treated the first patient in a clinical trial in Japan for HONEDRA® for use in CLI taking advantage of the paradigm of potential conditional approval for regenerative medicine products established by new regulations in Japan for products that show sufficient safety evidence and some evidence of efficacy. Because of difficulty enrolling the remaining patients in the trial and the costs of continued delays in such, Caladrius suspended enrollment of the trial at the end of 2021 and commenced talks with development partners as well as with Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) to consider paths forward. There can be no assurance that Caladrius will find a partner or that PMDA will consider the drug for approval without completing enrollment of the trial, such that HONEDRA® may be delayed indefinitely or never commercialized.
In late 2020 Caladrius began enrolling patients in the FREEDOM Trial using CD34+ cells to treat CMD (CLBS16). That trial also has been delayed significantly by COVID-19-related challenges to enrollment and supply chain issues. Additionally, Caladrius currently has an open investigational new drug application (“IND”) for CLBS201 in a pilot study examining the effectiveness of CD34+ cells to treat diabetic kidney disease.
Clinical testing is expensive, difficult to design and implement, and can take many years to complete. Importantly, a failure of one or more of these or any other clinical trials can occur at any stage of testing. Caladrius may experience numerous unforeseen events during, or as a result of clinical trials that could delay or prevent its ability to complete its clinical trials, receive regulatory approval or commercialize its cell therapy product candidates, including the following:
•	suspensions, delays or changes in the design, initiation, enrollment, implementation or completion of required clinical trials;
•	adverse changes in its financial position or significant and unexpected increases in the cost of its clinical development program;
•	changes or uncertainties in, or additions to, the regulatory approval process that require Caladrius to alter its current development strategy;
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clinical trial results that are negative, inconclusive or even less than desired as to safety and/or efficacy, which could result in the need for additional clinical trials or the termination of the product’s development;

•	delays in its ability to manufacture its product candidates in quantities or in a form that is suitable for any required clinical trials;
•	intellectual property constraints that prevent Caladrius from making, using, or commercializing any of its cell therapy product candidates;
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the supply or quality of its product candidates or other materials or equipment necessary to conduct clinical trials of these product candidates may be no longer available for purchase, insufficient or inadequate;

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;
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delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, CMOs and clinical trial sites;

•	delays in obtaining required institutional review board (“IRB”) approval at each clinical trial site;
•	inability to file INDs with the FDA for its development candidates or comparable clinical trial applications with other regulatory authorities outside of the United States;
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imposition of a temporary or permanent clinical hold by the FDA or similar restrictions by other regulatory agencies for a number of reasons, including after review of an IND or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of its clinical trial operations or clinical trial sites; developments on trials conducted by competitors or approved products post-market for related technology that raises FDA concerns about risk to patients of the technology broadly; or if the FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	difficulty collaborating with patient groups and investigators;
•	failure by its CROs, CMOs other third parties, or Caladrius to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA or international good clinic practice (“GCP”) requirements;
•	failure to reach agreement with the FDA on a satisfactory development path of its development candidates;
•	delays in having patients qualify for or complete participation in a trial or return for post-treatment follow-up;
•	patients dropping out of a clinical trial;
•	occurrence of adverse events associated with the product candidate;
•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials or abandoning existing trials;
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transfer of manufacturing processes from its academic collaborators to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by us, and delays or failure by its CMOs or Caladrius to make any necessary changes to such manufacturing process;

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of its product candidates for use in clinical trials or the inability to do any of the foregoing; and

•	the FDA may not accept clinical data from trials that are conducted in countries where the standard of care is potentially different from the United States.
Any inability to successfully complete nonclinical and clinical development could result in additional costs to Caladrius or impair its ability to generate revenue. In addition, if Caladrius makes manufacturing or formulation changes to its product candidates, it may be required to, or it may elect to, conduct bridging studies to demonstrate the equivalence of its modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which its products have patent protection and may allow its competitors to bring products to market before it does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.
Caladrius’ business has been and may continue to be adversely affected by the COVID-19 pandemic.
The COVID-19 pandemic has affected Caladrius’ operations and may materially affect its business. In response to the pandemic, Caladrius has limited in-office operations, including implementing work from home and social distancing policies. Caladrius risks a delay, default and/or nonperformance under its existing agreements arising from force majeure.
In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions, social distancing and business shutdowns. Caladrius has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily allowing all employees to work remotely. These measures could negatively affect its business. For instance, temporarily requiring all employees to work remotely may induce absenteeism, disrupt its operations, or increase the risk of a cybersecurity incident. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect Caladrius’ ability to raise additional capital on attractive terms or at all.
Caladrius’ clinical trials have suffered and may continue to suffer from delays and lower than anticipated patient recruitment or enrollment. Caladrius’ clinical study of HONEDRA® in Japan has experienced significant delays in enrollment due to the States of Emergency in effect in Japan for most of 2020 and re-implemented from January 7, 2021 through March 21, 2021 covering Tokyo and other regions in response to an increased number of COVID-19 infections. Due to reported increases in COVID-19 cases and a low rate of vaccination in Japan, States of Emergency were renewed on April 25, 2021 through May 11, 2021 and then re-implemented in Tokyo from July 12, 2021 through September 30, 2021. With Caladrius’ expectation that COVID-19 in Japan would continue to impact negatively enrollment of patients in the HONEDRA® clinical trial, it elected to suspend trial enrollment, seek a development partner and consult with the Japanese regulatory authorities regarding the submission of patient data already accrued. In addition, Caladrius’ Phase 2b trial of XOWNA® in the United States has experienced delays in enrolling patients as a result of COVID-19. In May 2022, Caladrius suspended enrollment in the Phase 2b trial pending results from an interim analysis, and there can be no assurance that enrollment will be resumed or that if resumed, that it will be successful.
COVID-19 could continue to disrupt production and cause delays in the supply and delivery of products used in our clinical trials, may affect our operations, including the conduct of clinical studies, or the ability of regulatory bodies to grant approvals, may further divert the attention and efforts of the medical community to coping with COVID-19 and disrupt the marketplace in which we operate and may have a material adverse effects on our operations. The extent to which COVID-19 will continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the severity of COVID-19 or new variants or the effectiveness of actions to contain and treat COVID-19 and its variants, particularly in the geographies where Caladrius or its third party suppliers, contract manufacturers, or contract research organizations operate. Caladrius cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If Caladrius or any of the third parties with whom it engages, however, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on its business and its results of operations and financial condition.
Even if Caladrius is able to successfully complete its clinical development programs for its product candidates and receive regulatory approval to market one or more of the products, if the commercial opportunities are smaller than it anticipates, its future revenues may be adversely affected, and its business may suffer.
If the size of the commercial opportunities in any of Caladrius’ target indications is smaller than it anticipates, or if the FDA grants its candidates approval to treat only specific subpopulations or otherwise approves the products for more narrow indications for use than Caladrius is seeking, it may not be able to achieve profitability and growth.

Even if Caladrius is able to successfully complete its clinical development program for its product candidates, and ultimately receive regulatory approval to market one or more of the products, it may, among other things:
•	obtain approval for indications that are not as broad as the indications it sought;
•	have the product removed from the market after obtaining marketing approval;
•	encounter problems with respect to the manufacturing of commercial supplies;
•	be subject to additional post-marketing testing requirements; and/or
•	be subject to restrictions on how the product is distributed or used.
Caladrius may experience delays in enrolling patients in its clinical trials, which could delay or prevent the receipt of necessary regulatory approvals.
Caladrius may not be able to initiate or complete as planned any clinical trials if it is unable to identify and enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other regulatory authorities. Caladrius also may be unable to engage a sufficient number of clinical trial sites to conduct its trials. Moreover, Caladrius’ ability to conduct trials outside of the United States may be constrained by its inability to transport trial materials to foreign destinations within the expiry period of such materials unless and until it commences operation outside of the United States or find another source of supply.
Caladrius may face continuing challenges in enrolling patients to participate in its clinical trials due to the novelty of its cell-based therapies, the size of the patient populations, the eligibility criteria for enrollment in the trial and COVID-19 impact. Due, in whole or in part, to delays in enrolling patients as a result of COVID-19, Caladrius has suspended trial enrollment for its clinical study of HONEDRA® in Japan and its Phase 2b trial of XOWNA® in the United States. Moreover, changes to enrollment criteria may be prohibited by regulating agencies, may have no impact on enrollment rates and may change or harm the outcome of the study. In addition, some patients may have concerns or negative perceptions regarding cell therapy that may affect their decision to enroll in the trials. Furthermore, patients suffering from diseases within target indications may enroll in competing clinical trials, which could negatively affect its ability to complete enrollment of its trials. Enrollment challenges in clinical trials often result in increased development costs for a product candidate, significant delays and potentially the abandonment of the clinical trial.
Outside of the unique aspects of conducting a clinical trial for a cell therapy candidate, patient enrollment in general is affected by many factors, including:
•	size of the target patient population;
•	severity of the disease or disorder under investigation;
•	eligibility criteria for the clinical trial in question;
•	other clinical trials being conducted at the same time involving patients who have the disease or disorder under investigation;
•	perceived risks and benefits of the product candidate under study;
•	approval and availability of other therapies to treat the disease or disorder that is being investigated in the clinical trial;
•	willingness or unwillingness to participate in a placebo controlled clinical trial;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians;
•	the ability to monitor patients adequately during and after treatment; and
•	proximity and availability of clinical trial sites for prospective patients.
Caladrius’ inability to enroll a sufficient number of patients in any of its planned clinical trials would result in significant delays or may require it to abandon one or more clinical trials altogether.

Caladrius may have other delays in completing its clinical trials and it may not complete them at all.
Caladrius has not completed the clinical trials necessary to obtain FDA approval to market HONEDRA®, XOWNA® or CLBS201 or any of its other product candidates in development. Caladrius’ operational team lacks significant experience in completing Phase 3 pivotal clinical trials and bringing a drug or biological product through commercialization. Clinical trials for products in development may be delayed or terminated as a result of many factors, including the following:
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	failure by regulators, IRBs, or independent ethics committees to authorize Caladrius or its investigators at individual sites to commence a clinical trial;
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suspension or termination by regulators of clinical research for many reasons, including concerns about patient safety or failure of Caladrius’ contract manufacturers to comply with applicable current Good Manufacturing Practice (“cGMP”) or current Good Tissue Practice (“cGTP”) requirements for the clinical supplies of the cell therapy candidate;

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delays or failure to obtain clinical supply for Caladrius’ product candidates necessary to conduct clinical trials from contract manufacturers, including commercial grade clinical supply for its trials;

•	Caladrius’ third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Caladrius in a timely manner, or at all;
•	treatment candidates demonstrating a lack of efficacy during clinical trials;
•	inability to continue to fund clinical trials or to find a partner to fund the clinical trials;
•	competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and
•	delays in completing data collection and analysis for clinical trials.
Any delay or failure to complete clinical trials and obtain FDA approval for Caladrius’ product candidates could have a material adverse effect on its cost to develop and commercialize, and its ability to generate revenue from, a particular product candidate.
Caladrius may be unable to manage multiple late stage clinical trials for a variety of product candidates simultaneously.
As Caladrius’ current clinical trials progress, it may need to manage multiple late stage clinical trials simultaneously in order to continue developing all of its current product candidates. Caladrius’ management team does not have significant experience in completing late stage clinical trials and the management of late stage clinical trials is more complex and time consuming than early stage trials. Typically, early stage trials involve several hundred patients in no more than 30 clinical sites. Late stage (Phase 3) trials may involve up to several thousand patients in up to several hundred clinical sites and may require facilities in several countries. Therefore, the project management required to supervise and control such an extensive program is substantially larger than early stage programs. As the need for these resources is not known until some months before the trials begin, it is necessary to recruit large numbers of experienced and talented individuals very quickly. If the labor market does not allow this team to be recruited quickly, the sponsor is faced with a decision to delay the program or to initiate it with inadequate management resources. This may result in recruitment of inappropriate patients, inadequate monitoring of clinical investigators and inappropriate handling of data or data analysis. Consequently, it is possible that conclusions of efficacy or safety may not be acceptable to permit submission of a Biological Licensing Application (“BLA”) for any one of the above reasons or a combination of several.
The development of Caladrius’ cell therapy product candidates is subject to uncertainty because autologous cell therapy is inherently variable.
When manufacturing an autologous cell therapy, the number and the composition of the cell population varies from patient to patient. Such variability in the number and composition of these cells could adversely affect its ability to manufacture autologous cell therapies in a cost-effective or profitable manner and meet acceptable product release specifications for use in a clinical trial or, if approved, for commercial sale. As a consequence, the development and regulatory approval process for autologous cell therapy products could be delayed or may never be completed. Caladrius’ product development costs will also increase if manufacturing processes and controls require unexpected investments, which could harm its business and results of operations.
Any disruption to Caladrius’ access to the reagents, devices, material or equipment it is using in the clinical development of its cell therapy product candidates could adversely affect its ability to perform clinical trials and seek future regulatory submissions.
Reagents, devices, materials and systems that Caladrius is using in its clinical trials, that it intends to use in its planned clinical trials and that it may need or use in commercial production, are provided by unaffiliated third parties. Any lack of continued availability of these reagents, devices, materials and systems for any reason would have a material adverse effect on its ability to complete these studies and could adversely impact its ability to achieve commercial manufacture of its planned therapeutic products. Although other available sources for these reagents, devices, materials and systems may exist in the marketplace, Caladrius has not evaluated its cost, effectiveness, or intellectual property foundation and therefore cannot guarantee the suitability or availability of such other potential sources.
The initiation of pivotal Phase 3 clinical trials for cell therapy product candidates requires the validation and establishment of manufacturing controls that may delay product development timelines.
To conduct pivotal Phase 3 clinical trials, Caladrius is required to have certain validated and established manufacturing controls with respect to the safety, purity and potency of its product candidates when administered to patients. If Caladrius determines that the results of any Phase 2 clinical trial it may conduct supports Phase 3 development, it expects to initiate and complete one or more pivotal Phase 3 clinical trials for such programs and would need to address any outstanding chemistry, manufacturing and control (“CMC”) issues raised by the FDA prior to initiating such trials. Caladrius may not be successful in its efforts to address any CMC issues raised by the FDA. If Caladrius cannot initiate, or if it is delayed in initiating, a pivotal Phase 3 clinical program as a result of its failure to satisfy the FDA’s CMC concerns or otherwise, the timing of regulatory submission for commercialization of its product candidates would be delayed, or it may be unable to seek regulatory approval to commercialize its products at all.
Product candidates that appear promising in research and development may be delayed or may fail to reach later stages of clinical development.
The successful development of pharmaceutical product candidates is highly uncertain. Product candidates that appear promising in research and development and early clinical trials may be delayed or fail to reach later stages of development. Decisions regarding the further development of product candidates must be made with limited and incomplete data, which makes it difficult to ensure or even accurately predict whether the allocation of limited resources and the expenditure of additional capital on specific product candidates will result in desired outcomes. Preclinical and clinical data can be interpreted in different ways, and negative or inconclusive results or adverse events during a clinical trial could delay, limit or prevent the development of a product candidate.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of its product candidates may not be predictive of the results of later-stage clinical trials. Exploratory trends and results observed in earlier stage clinical trials, particularly trends and results observed for small subsets that were not pre-specified, may not be replicated in later stage clinical trials. Product candidates in Phase 3 clinical trials may fail to demonstrate sufficient efficacy despite having progressed through initial clinical trials, even if certain exploratory subset analyses of primary or secondary endpoints in those early trials showed trends toward efficacy or, in some analyses, nominal statistical significance. The results of clinical trials in one set of patients or line of treatment may not be predictive of those obtained in another.
If serious or unacceptable side effects are identified during the development of any of Caladrius’ product candidates, it may need to abandon or limit its development of that product candidate.
All of Caladrius’ product candidates are in clinical development and their risk of failure is high. It is impossible to predict when or if any of Caladrius’ product candidates will prove effective or safe in humans or will receive marketing approval. If Caladrius’ product candidates are associated with undesirable side effects or have other unexpected, unacceptable characteristics, it may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many investigational products that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or other safety issues that prevented further development. Even if Caladrius receives regulatory approval for a candidate with a known safety risk, such an approved product may not achieve market acceptance by physicians, patients, third-party payors or others in the medical community, which would materially and adversely affect its business.
A Fast Track designation by the FDA and other similar regulatory designations may not lead to a faster development, regulatory review or approval process.
Caladrius was granted SAKIGAKE designation in Japan and Advanced Therapeutic Medicinal Product (“ATMP”) designation in Europe for HONEDRA® for the treatment of CLI and Buerger’s Disease. However, SAKIGAKE and ATMP designations do not ensure that Caladrius will experience a faster development, regulatory review or approval process compared to conventional FDA or Japan’s PMDA procedures. Additionally, a regulatory authority may withdraw a designation if it believes that the designation is no longer supported by data from the clinical development program. Moreover, award of a particular designation does not imply a higher probability of success of a product in the approval process.
Caladrius’ clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which would prevent or delay regulatory approval and commercialization.
The clinical trials of Caladrius’ product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where it intends to test and market its product candidates. Before obtaining regulatory approvals for the commercial sale of any of its product candidates, Caladrius must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that its product candidates are both safe and effective for use in each target indication. In particular, because Caladrius’ cell therapy candidates are subject to regulation as biological drug products, it will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of its product candidates may not be sufficient to obtain regulatory approval unless Caladrius can also show an adequate duration of response.
Caladrius expects there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for its product candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.
Data from earlier studies conducted by the third-party research institutions should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Some future trials may have different patient populations than current studies and will test Caladrius’ product candidates in different indications, among other differences. In addition, Caladrius’ proposed manufacturing processes for its product candidates include what it believes will be process improvements that are not part of the production processes that were previously used in the earlier conducted clinical trials being conducted by the research institutions. Accordingly, Caladrius’ results with its product candidates may not be consistent with the results of the clinical trials.
In addition, even if such trials are successfully completed, Caladrius cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as do it, and more trials could be required before it submits its product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, Caladrius may be required to expend significant resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates.

Caladrius presently relies on contract manufacturing organizations to produce its product candidates at development and commercial scale quantities and has not yet qualified an alternate manufacturing supply, which could negatively impact its ability to meet any future demand for the products.
Caladrius currently relies on one contract manufacturer, Cognate Bioservices, a Charles River Company (“Cognate”), to provide the cell processing services necessary for clinical production for its various CD34+ cell therapy product candidates. To date, Cognate has not produced any products at commercial scale quantities and Caladrius expects that Cognate would need to significantly expand its manufacturing capabilities to meet potential commercial demand for XOWNA® and CLBS201 and any other of its product candidates, if approved, as well as any of its other product candidates that might attain regulatory approval. Such expansion would require additional regulatory approvals. Even if they increase their manufacturing capabilities, it is possible that they may still lack sufficient capacity to meet demand. At present Caladrius has no contract manufacturer for the production of HONEDRA® in Japan. Ultimately, if Caladrius is unable to supply its products to meet commercial demand, whether because of processing constraints or other disruptions, delays or difficulties that it experiences, sales of the products and their long-term commercial prospects could be significantly damaged.
Caladrius does not presently have redundant suppliers for any of its product candidates. If the facilities where Caladrius’ product candidates are being manufactured and/or the associated equipment were significantly damaged or destroyed, or if there were other disruptions, delays or difficulties affecting manufacturing capacity, its planned and future clinical trials and commercial production for these product candidates would likely be significantly disrupted and delayed. It would be both time consuming and expensive to replace this capacity with third parties, particularly since any new facility would need to comply with regulatory requirements.
Ultimately, if Caladrius is unable to supply its cell therapy product candidates to meet commercial demand, were commercial approval to be obtained, whether because of processing constraints or other disruptions, delays or difficulties that it experiences, its production costs could increase dramatically, and sales of the product and its long-term commercial prospects could be significantly damaged.
Also, as a result of the current geopolitical tensions and the conflict between Russia and Ukraine following the recent and ongoing Russian invasion of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of raw materials, energy prices, and its customers, as well as the global financial markets and financial services industry.
The commercial potential and profitability of Caladrius’ product candidates are unknown and subject to significant risk and uncertainty.
Even if Caladrius successfully develops and obtains regulatory approval for its cell therapy product candidates, the market may not understand or accept the products, which could adversely affect both the timing and level of future sales. Ultimately, the degree of market acceptance of Caladrius’ product candidates (or any of its future product candidates) will depend on a number of factors, including:
•	the efficacy and potential advantages compared to alternative treatments or competitive products;
•	the prevalence and severity of any side effects;
•	physician acceptance of its cell therapy approach to its target disease indications, include the ease or difficulty of administering the future products;
•	restrictions on how the product is distributed or used;
•	the strength of its marketing and distribution support, including whether it receives support from any patient advocacy groups;
•	the adequacy of product supply in light of complex manufacturing and distribution processes;
•	our ability to distinguish its products (which involve adult cells) from any ethical and political controversies associated with stem cell products derived from human embryonic or fetal tissue; and
•	the cost of the product, the reimbursement policies of government and third-party payors and its ability to obtain sufficient third-party coverage or reimbursement.

Even if Caladrius is successful in achieving sales of its product candidates, it is not clear to what extent, if any, the products will be profitable. The costs of goods associated with production of cell therapy products are significant. While Caladrius is working to improve the speed and efficiency and lower the cost of its manufacturing processes, there can be no assurance that Caladrius will be successful in these efforts. In addition, some changes in manufacturing processes or procedures generally require FDA or foreign regulatory authority review and approval prior to implementation. Thus, Caladrius may need to conduct additional nonclinical studies and clinical trials to support approval of any such changes. Furthermore, this review process could be costly and time-consuming and could delay or prevent the commercialization of product candidates. Even if a product is approved and has a medical benefit, it may not be widely adopted if insurers do not provide coverage or reimbursement.
Caladrius may enter into collaborations, strategic alliances, additional licensing arrangements, acquisitions, business combinations or other strategic transactions in the future, any of which could require it to issue securities that could significantly dilute the shares of its existing stockholders, and it may not realize the benefits of such alliances or licensing arrangements, acquisitions, business combinations or strategic transactions.
Caladrius may enter into collaborations, strategic alliances, additional licensing arrangements, acquisitions, business combinations or other strategic transactions with third parties that it believes are essential to product commercialization or will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that it may develop. Any of these relationships may require Caladrius to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that could significantly dilute the shares of its existing stockholders, or disrupt its management and business. In addition, Caladrius faces significant competition in seeking appropriate strategic partners and/or acquisition candidates and the negotiation process can be time-consuming and complex. Moreover, Caladrius may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for its product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view its product candidates as having the requisite potential to demonstrate safety and efficacy. Furthermore, there can be no assurance that Caladrius’ exploration of potential acquisitions, business combinations or strategic alternatives will result in Caladrius entering or completing any transaction or that such transaction, if completed, will add to shareholder value.
Further, collaborations involving its product candidates, such as its collaborations with third-party research institutions, are subject to numerous risks, which may include the following:
•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
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collaborators may not pursue development and commercialization of its product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with its products or product candidates;
•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;
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collaborators may not properly maintain or defend its intellectual property rights or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose Caladrius to potential liability;

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disputes may arise between Caladrius and a collaborator that cause the delay or termination of the research, development or commercialization of its product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and
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collaborators may own or co-own intellectual property covering its products that results from its collaborating with them, and in such cases, Caladrius would not have the exclusive right to commercialize such intellectual property.

As a result, if Caladrius enters into collaboration agreements and strategic partnerships or license its products or businesses, it may not be able to realize the benefit of such transactions if Caladrius is unable to successfully integrate them with its existing operations and company culture, which could delay its timelines or otherwise adversely affect its business. Caladrius also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to Caladrius’ product candidates could delay the development and commercialization of its product candidates in certain geographies for certain indications, which would harm its business prospects, financial condition and results of operations.
Caladrius has limited experience in the development and marketing of cell therapies and may be unsuccessful in its efforts to establish a profitable business.
Caladrius has limited experience in the areas of cell therapy product development and marketing, and in the related regulatory issues and processes. Although Caladrius has recruited a team that has experience with designing and conducting clinical trials, as a company it has limited experience in conducting clinical trials and no experience in conducting clinical trials through to regulatory approval of any product candidate. In part because of this lack of experience, Caladrius cannot be certain that ongoing or planned clinical trials will begin or be completed on time, if at all.
Caladrius’ cell therapy business is based on novel technologies that are inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect its future value.
The clinical development, commercialization and marketing of cell and tissue-based therapies are at an early stage, substantially research-oriented and financially speculative. To date, very few companies have been successful in their efforts to develop and commercialize a cell therapy product. In general, cell-based or tissue-based products may be susceptible to various risks, including undesirable and unintended side effects, unintended immune system responses, inadequate therapeutic efficacy, or other characteristics that may prevent or limit their approval or commercial use. Regulatory approval of novel product candidates such as HONEDRA®, XOWNA® and CLBS201, which are each manufactured having novel and proprietary formulations, can be more complex and expensive and take longer than other, more well-known or extensively studied pharmaceutical or biopharmaceutical products, due to the FDA’s lack of experience with them. To Caladrius’ knowledge, the FDA has only approved five autologous cell therapy products to date.
This lack of experience may lengthen the regulatory review process, require Caladrius to conduct additional studies or clinical trials, which would increase its development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. Furthermore, the number of people who may use cell or tissue-based therapies is difficult to forecast with accuracy. Caladrius’ future success is dependent on the establishment of a large global market for cell and tissue-based therapies and its ability to capture a share of this market with its product candidates.
If competitors develop and market products that are more effective, safer, or less expensive than Caladrius’ product candidates or offer other advantages, its commercial prospects will be limited.
Caladrius’ cell therapy development programs now face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug discovery activities or funding, both in the United States and abroad. Some of these competitors are pursuing the development of drugs and other therapies that target the same diseases and conditions that Caladrius is targeting with its product candidates.

As a general matter, Caladrius also faces competition from many other companies that are researching and developing cell therapies. Many of these companies have financial and other resources substantially greater than ours. In addition, many of these competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals, and marketing and selling FDA-approved products in highly regulated commercial health care markets. If Caladrius ultimately obtains regulatory approval for any of its product candidates, it also will be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no commercial-scale experience. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in resources being even more concentrated by its competitors. Competition may increase further as a result of advances made in the commercial applicability of Caladrius’ technologies and greater availability of capital for investment in these fields.
Caladrius’ cell therapy product candidates for which it intends to seek approval as biologic products may face competition sooner than anticipated.
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for licensure of so-called biosimilar and interchangeable biological products, both of which have specific defined meanings under the law. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original reference product is approved for marketing in the United States a stand-alone BLA. The law is complex and is still being interpreted and implemented by the FDA. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for Caladrius’ biological products.
There is a risk that the FDA will not consider any of Caladrius’ therapeutic candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of its reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing, as well as unique state laws and government/private policies.
Caladrius may be subject to significant product liability claims and litigation, including potential exposure from the use of its product candidates in human subjects, and its insurance may be inadequate to cover claims that may arise.
Caladrius’ business exposes it to potential product liability risks inherent in the testing, processing and marketing of cell therapy products. Such liability claims may be expensive to defend and result in large judgments against us. Caladrius faces an inherent risk of product liability exposure related to the testing of its current and any future product candidates in human clinical trials and will face an even greater risk with respect to any commercial sales of its products should they be approved. None of Caladrius’ product candidates have been widely used over an extended period of time, and therefore relevant safety data are limited. Cell therapy companies also derive the raw materials for manufacturing of product candidates from human cell sources, and therefore the manufacturing process and handling requirements, including ensuring compliance with cGTPs, are extensive, which increases the risk of quality failures and subsequent product liability claims. Caladrius presently has product liability insurance limited to $10 million per incident and $10 million in annual aggregate.
Caladrius will need to increase its insurance coverage when it begins commercializing product candidates, if ever. At that time, Caladrius may not be able to obtain or maintain product liability insurance on acceptable terms with adequate coverage or at all, or if claims against it substantially exceed its coverage, then its financial position could be significantly impaired.
Whether or not Caladrius is ultimately successful in any product liability litigation that may arise, such litigation could consume substantial amounts of its financial and managerial resources, decrease demand for its products and injure its reputation.
Caladrius seeks to maintain errors and omissions, directors and officers, workers’ compensation and other insurance at levels it believes to be appropriate to its business activities. If, however, Caladrius were subject to a claim in excess of this coverage or to a claim not covered by its insurance and the claim succeeded, it would be required to pay the claim from its own limited resources, which could have a material adverse effect on its financial condition, results of operations and business. Additionally, liability or alleged liability could harm Caladrius’ business by diverting the attention and resources of its management and damaging its reputation.
Caladrius may be unable to retain key officers or employees or hire new key officers or employees needed to implement its business strategy and develop its products and businesses.
Given the specialized nature of cell therapy and that it is a relatively new field, there is an inherent scarcity of experienced personnel in the field. Caladrius is substantially dependent on the skills and efforts of current senior management for their management and operations, as well as for the implementation of its business strategy. In addition, Caladrius’ future success depends upon its ability to attract and retain additional qualified personnel (including medical, scientific, technical, commercial, business and administrative personnel) necessary to support its anticipated growth, develop its business, perform its contractual obligations to third parties and maintain appropriate licensure. There can be no assurance that Caladrius will be successful in attracting or retaining personnel required by it to continue to grow its operations. The loss of a key employee, the failure of a key employee to perform in his or her current position or its inability to attract and/or retain skilled employees, as needed, could result in its inability to continue to grow its business or to implement its business strategy, or may have a material adverse effect on Caladrius’ business, financial condition and operating results.
Caladrius’ internal computer systems, or those used by its clinical investigators, clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of development programs for its product candidates.
Caladrius relies on information technology systems to keep financial records, maintain laboratory and corporate records, communicate with staff and external parties and operate other critical functions. Any significant insufficiency degradation or failure of these computer systems could cause Caladrius to inaccurately calculate or lose its data. Despite the implementation of security measures, these internal computer systems and those used by Caladrius’ clinical investigators, clinical research organizations, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. The techniques that could be used by criminal elements or foreign governments to attack these computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. Furthermore, there is an increased risk of cybersecurity attacks by state actors due to the current conflict between Russia and Ukraine. Recently, Russian ransomware gangs have threatened to increase hacking activity against critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on Caladrius’ third-party provider or other systems could adversely affect its network systems or other operations. While Caladrius has not experienced any such system failure, theft of information, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its clinical development activities. For example, the loss of clinical trial data from historical or future clinical trials could result in delays in regulatory approval efforts and significantly increase costs to recover or reproduce the data. To the extent that any disruption, theft of information, or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of confidential or proprietary information, Caladrius could incur liability and the clinical development, and the future development of its product candidates could be delayed.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate information about its product candidates and the diseases that Caladrius’ therapies are designed to treat. Social media practices in its industry continue to evolve and regulations related to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to its business. For example, patients and others may use social media channels to comment on the effectiveness of a product candidate or to report an alleged adverse event. When such disclosures occur, Caladrius may fail to monitor and comply with applicable adverse event reporting obligations or it may not be able to defend against political and market pressures generated by social media due to restrictions on what it may say about its product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate comments about Caladrius on any social networking website. If any of these events were to occur or Caladrius otherwise fails to comply with applicable regulations, it could incur liability, face overly restrictive regulatory actions or incur other harm to its business.

Risks Related to Manufacturing Caladrius’ Development Product Candidates
Caladrius has no internal capacity to manufacture its development product candidates and has no assurance that it will continue to have access to manufacturers in its industry that can effectively make its development products or make them at an affordable, salable or otherwise commercially reasonable price or quantity.
Contract development and manufacturing organizations have a finite cell manufacturing capacity, which could inhibit the long-term growth prospects of our business.
Caladrius currently has minimal manufacturing contracts to produce materials for its clinical trials in the United States. It is possible that the demand for Caladrius’ products could exceed existing manufacturing capacity. Caladrius expects that, as its own cell therapy development programs progress and demand for cell therapy services in the industry expand, it may become necessary or desirable for it to expand its manufacturing vendors for cell therapy services and products in the future, which may require it to invest significant amounts of capital and to obtain regulatory approvals. If manufacturers are unable to meet Caladrius’ rising demand for products and services on a timely basis or unable to maintain cGMP/cGTP compliance standards, then it is likely that the progress of its own programs will be impaired which could materially and adversely affect the overall success of its development programs.
Components of therapeutic products approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMPs and manufacturers of cell-based product candidates must comply with cGTPs. In addition, manufacturers of therapeutic products may be required to modify their manufacturing processes from time to time in response to regulatory requests. The manufacture of live cellular-based products is complex and imposes significant regulatory burdens that may change over time. Caladrius may encounter difficulties in the production of its product candidates due to its limited manufacturing experience.
Caladrius will need to improve manufacturing efficiency at its contract manufacturers in order to establish cost of goods levels that will permit approved products to succeed commercially.
CMOs cannot provide assurances that they will be able to develop process enhancements that are acceptable to regulators or other comparable regulatory authorities, on a timely basis, on commercially reasonable terms, or at all, or that any expected improvement in profitability will be realized. If they are unsuccessful in their efforts to develop necessary improvements, Caladrius may be unable to develop commercially viable products, which would impair its ability to continue its operations.
Lack of access to safe, reliable, and effective transportation options could adversely affect Caladrius’ ability to meet its needs.
To effectively and efficiently deliver its cell therapy product, Caladrius also needs to establish and maintain cost-effective relationships with reliable and experienced transportation carriers. Most existing transportation carriers are not optimally designed for the transportation of cell therapy products. For example, these carriers generally lack a true point-to-point chain of control, may have non-controlled X-ray and inspection, do not guarantee package orientation, handling or storage conditions and, in many cases, lack a standard, documented and tracked operating procedures. While reliable ground carriers with experience in the transport of blood products exist in major U.S. metropolitan areas, air carriers meeting such needs are limited. If carriers we currently use should cease medical shipping operations or otherwise become unable to properly meet our transportation needs or comply with applicable customs and import regulations, the lack of access to safe, reliable and effective transportation options could adversely affect our ability to meet our needs.
Risks Related to Government Regulation
The development and commercialization of Caladrius’ product candidates are subject to extensive regulation by the FDA and other regulatory agencies in the United States and abroad, and the failure to receive regulatory approvals for our cell therapy product candidates would likely have a material and adverse effect on its business and prospects.
Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising and promotion, distribution, marketing, import and export of pharmaceutical and biological products, such as HONEDRA®, XOWNA® and

CLBS201. The process of obtaining required regulatory approvals and the subsequent compliance with appropriate statutes and regulations requires the expenditure of substantial time and money, and there is no guarantee that Caladrius will successfully complete the steps needed to obtain regulatory approval of HONEDRA®, XOWNA® and CLBS201 or any future product candidates. There also are extensive and ongoing post-marketing compliance obligations to which Caladrius would be subject following FDA approval of any of our product candidates. In addition, these federal regulations may change, and Caladrius’ product candidates may be subject to new laws or regulations due to the rapid advancement of the regenerative medicine field and legislators’/regulators’ interest in it.
To date, Caladrius has not received regulatory approval to market any of its product candidates in any jurisdiction. If Caladrius seeks approval of any of its cell therapy product candidates, it will be required to submit to FDA, Japan’s PMDA, and potentially other regulatory authorities, extensive preclinical and clinical data supporting the safety and efficacy of such product candidates, as well as information about the manufacturing process and to undergo inspection of manufacturing facilities, among other things. The process of obtaining FDA and other regulatory approvals is expensive, typically takes many years and is subject to numerous risks and uncertainties, particularly with complex and/or novel product candidates such as our cell-based product candidates. Changes in regulatory approval policies during the clinical research and development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application or may make it easier for Caladrius’ competitors to gain regulatory approval to enter the marketplace. Ultimately, the FDA and other regulatory agencies have substantial discretion in the approval/licensure process and may refuse to accept any application or may decide that our product candidate data are insufficient for approval without the submission of additional preclinical, clinical or other time-consuming studies. In addition, varying agency interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
Any of the following factors, among others, could cause regulatory approval for our product candidates to be delayed, limited or denied:
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the product candidates require significant clinical testing to demonstrate safety and effectiveness before applications for marketing approval can be submitted to the FDA and other regulatory authorities;

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data obtained from animal testing and other nonclinical testing and clinical trials can be interpreted in different ways, and regulatory authorities may not agree with our respective interpretations or may require Caladrius to conduct additional testing;

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negative or inconclusive results or the occurrence of serious or unexpected adverse events during a clinical trial could cause Caladrius to delay and/or terminate development efforts for a product candidate; and/or

•	the FDA and other regulatory authorities may require expansion of the size and scope of the clinical trials.
Any difficulties or failures that we encounter in securing regulatory approval for our product candidates would likely have a substantial adverse impact on Caladrius’ ability to generate product sales and could make any search for a collaborative partner more difficult.
Caladrius may be unsuccessful in its efforts to comply with applicable federal, state and international laws and regulations, which could result in loss of licensure, certification or accreditation or other government enforcement actions or impact its ability to secure regulatory approval of its product candidates.
Although Caladrius seeks to conduct its business in compliance with applicable laws and regulations, these laws and regulations are exceedingly complex and often subject to varying interpretations. The cell therapy industry is the topic of significant government interest, and thus the laws and regulations applicable to Caladrius’ business are subject to frequent change and/or reinterpretation. As such, there can be no assurance that Caladrius will be able, or will have the resources, to maintain compliance with all applicable biopharmaceutical and health care laws and regulations. Failure to comply with such biopharmaceutical and health care laws and regulations could result in significant enforcement actions, civil or criminal penalties, which along with the costs associated with such compliance or with enforcement of such biopharmaceutical and health care laws and regulations, may have a material adverse effect on Caladrius’ operations or may require restructuring of its operations or impair its ability to operate profitably.
Facilities engaged in the recovery, processing, storage, labeling, packaging or distribution of any human cells, tissues or cellular- and tissue-based products, or the screening or testing of a donor, are required to register with the applicable regulatory agencies. Any third party retained by Caladrius to process its samples must be similarly registered with regulators and comply with applicable regulations as well as applicable cGTP regulations and any failure to comply with these requirements could adversely affect its business.
In addition to cGTPs, cGMP regulations govern the manufacture, processing, packaging and holding of cell therapy products that are regulated as drugs. Any third-party manufacturers that prepare Caladrius’ products must comply with cGMP requirements including quality control, quality assurance and the maintenance of records and documentation for certain products. They may be unable to comply with these cGMP requirements and with other national regulators and state and local regulatory requirements. These requirements may change over time and Caladrius or third-party manufacturers may be unable to comply with the revised requirements.
If Caladrius is unable to conduct clinical trials in accordance with regulations and accepted standards, it may be delayed in receiving, or may never receive, regulatory approvals of our product candidates from the FDA and other regulatory authorities.
To obtain marketing approvals for Caladrius’ product candidates in the United States and abroad, it must, among other requirements, complete adequate and well-controlled clinical trials sufficient to demonstrate to the FDA and other regulatory bodies that the product candidate is safe and effective for each indication for which approval is sought. If the FDA finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury due to, among other things, occurrence of one or more serious adverse events in an ongoing clinical trial, the FDA can place one or more of Caladrius’ clinical trials on partial or full clinical hold. If safety concerns develop, we may, or the FDA, a foreign regulatory authority, or an IRB may require Caladrius to pause or stop the affected trials before completion.
The completion of Caladrius’ clinical trials also may be delayed or terminated for a number of other reasons, including if:
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third-party clinical investigators do not perform the clinical trials on the anticipated schedule or consistent with the clinical trial protocol, GCPs required by the FDA and other regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

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inspections of clinical trial sites by the FDA or by IRBs of research institutions participating in the clinical trials, reveal regulatory violations that require the sponsor of the trial to undertake corrective action, suspend or terminate one or more sites, or prohibit use of some or all of the data in support of marketing applications; or

•	the FDA or one or more IRBs suspends or terminates the trial at an investigational site or precludes enrollment of additional subjects.
Caladrius’ development costs will increase if there are material delays in its clinical trials, or if it is required to modify, suspend, terminate, or repeat a clinical trial. If Caladrius is unable to conduct its clinical trials properly, it may never receive regulatory approval to market its product candidates.
Caladrius may be subject to numerous and varying privacy and security laws, and its failure to comply could result in penalties and reputational damage.
Caladrius is subject to laws and regulations covering data privacy and the protection of personal information including health information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect Caladrius’ business. In the United States, Caladrius may be subject to state security breach notification laws, state health information privacy laws and federal and state consumer protections laws which impose requirements for the collection, use, disclosure and transmission of personal information. Each of these laws are subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. If Caladrius fails to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties if Caladrius knowingly obtains individually identifiable health information from a covered entity in a manner that is not authorized or permitted by the federal Health Insurance Portability and Accountability Act of 1996 “HIPAA”) or for aiding and abetting the violation of HIPAA.
Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal information as well. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In May 2016, the European Union formally adopted the General Data Protection Regulation (“GDPR”), which applies to all EU member states from May 25, 2018 and replaced the EU Data Protection Directive. The regulation introduces stringent new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. It has increased Caladrius’ responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new EU data protection rules. The GDPR is a complex law and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of clinical studies. Furthermore, many of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical study and other health-related information. These variations in the law may raise Caladrius’ costs of compliance and result in greater legal risks.
Caladrius will continue to be subject to extensive regulation following any product approvals, and if it fails to comply with these regulations, it may suffer a significant setback in its business.
Even if Caladrius is successful in obtaining regulatory approval of our product candidates, it will continue to be subject to the requirements of and review by, the FDA and comparable regulatory authorities in the areas of manufacturing processes, quality assurance, post-approval clinical data, adverse event reporting, labeling, advertising and promotional activities, among other things. In addition, any marketing approval Caladrius receives may be limited in terms of the approved product indication or require costly post-marketing testing and surveillance. Discovery after approval of previously unknown problems with a product, manufacturer or manufacturing process, or a failure to comply with regulatory requirements, may result in actions such as:
•	warning letters or untitled letters or other actions requiring changes in product manufacturing processes or restrictions on product marketing or distribution;
•	product recalls or seizures or the temporary or permanent withdrawal of a product from the market; and
•	fines, restitution, or disgorgement of profits or revenue, the imposition of civil penalties or criminal prosecution.
The occurrence of any of these actions would likely cause a material adverse effect on Caladrius’ business, financial condition and results of operations.
Additionally, if Caladrius or others identify undesirable side effects, or other previously unknown problems, caused by Caladrius’ product candidates after obtaining U.S. or foreign regulatory approval or other products with the same or related active ingredients, a number of potential consequences could result, including:
•	regulatory authorities may withdraw their approval of the product;
•	regulatory authorities may require a recall of the product or Caladrius may voluntarily recall a product;
•
regulatory authorities may require the addition of warnings or contradictions in the product labeling, narrowing of the indication in the product label or issuance of field alerts to physicians and pharmacies;

•	Caladrius may be required to create a medication guide outlining the risks of such side effects for distribution to patients or institute a risk evaluation and mitigation strategy (“REMS”);
•	Caladrius may be subject to limitation as to how we promote the product;
•	Caladrius may be required to change the way the product is administered or modify the product in some other way;
•	the FDA or applicable foreign regulatory authority may require additional clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product;

•	sales of the product may decrease significantly;
•	Caladrius could be sued and held liable for harm caused to patients; and
•	Caladrius brand and reputation may suffer.
Health care companies have been the subject of federal and state investigations, and Caladrius could become subject to investigations in the future.
Both federal and state government agencies have heightened civil and criminal enforcement efforts. There are numerous ongoing investigations of health care companies, including drug, biologic and medical device companies, as well as their executives and managers. In addition, amendments to the Federal False Claims Act, including under health care reform, have made it easier for private parties to bring “qui tam” (whistleblower) lawsuits against companies under which the whistleblower may be entitled to receive a percentage of any money paid to the government. The Federal False Claims Act provides, in part, that an action can be brought against any person or entity that has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The government has taken the position that claims presented in violation of the federal anti-kickback law, Stark Law or other health care-related laws, including laws enforced by the FDA, may be considered a violation of the Federal False Claims Act. Penalties include substantial fines for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person or entity and/or exclusion from the Medicare program. In addition, a majority of states have adopted similar state whistleblower and false claims provisions.
Caladrius is not aware of any government investigations involving any of its facilities or management. While Caladrius believes that it is in material compliance with applicable governmental health care laws and regulations, any future investigations of our business or executives could cause it to incur substantial costs, and result in significant liabilities or penalties, as well as damage to its reputation.
It is uncertain to what extent government, private health insurers and third-party payors will approve coverage or provide reimbursement for the therapies and products to which Caladrius’ research and development relate. Availability for such reimbursement may be further limited by an increasing uninsured population and reductions in Medicare and Medicaid funding in the United States.
To the extent that health care providers cannot obtain coverage or reimbursement for our therapies and products, they may elect not to provide such therapies and products to their patients and, thus, may not need our services. Further, as cost containment pressures are increasing in the health care industry, government and private payors may adopt strategies designed to limit the amount of reimbursement paid to health care providers.
Similarly, the trend toward managed health care and bundled pricing for health care services in the United States, could significantly influence the purchase of health care services and products, resulting in lower prices and reduced demand for our therapeutic products under development.
Caladrius may receive a portion of its revenues from services rendered to patients enrolled in federal health care programs, such as Medicare, and it may also directly or indirectly receive revenues from federal health care programs. Federal health care programs are subject to changes in coverage and reimbursement rules and procedures, including retroactive rate adjustments. These contingencies could materially decrease the range of services covered by such programs or the reimbursement rates paid directly or indirectly for our products and services. To the extent that any health care reform favors the reimbursement of other therapies over our therapeutic products under development, such reform could affect our ability to sell our services, which may have a material adverse effect on our revenues.
The limitation on reimbursement available from private and government payors may reduce the demand for, or the price of, our services, which could have a material adverse effect on our revenues. Additional legislation or regulation relating to the health care industry or third-party coverage and reimbursement may be enacted in the future which could adversely affect the revenues generated from the sale of Caladrius’ products and services.
Furthermore, there has been a trend in recent years towards reductions in overall funding for Medicare and Medicaid. There has also been an increase in the number of people who do not have any form of health care coverage in recent years and who are not eligible for or enrolled in Medicare, Medicaid or other governmental programs. The extent to which the reforms brought about under health care reform may be successful in reducing the number of such uninsured is unclear, and the reduced funding of governmental programs and increase in uninsured populations could have a negative impact on the demand for Caladrius’ services to the extent they relate to products and services which are reimbursed by government and private payors.
Unintended consequences of health care reform legislation in the United States may adversely affect Caladrius’ business.
The health care industry is undergoing fundamental changes resulting from political, economic and regulatory influences. In the United States, comprehensive programs are under consideration that seek to, among other things, increase access to health care for the uninsured and control the escalation of health care expenditures within the economy. In March 2010, the Patient Protection and Affordable Care Act (“PPACA”), as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. While Caladrius does not believe this legislation will have a direct impact on its business, the legislation requires the adoption of implementing regulations, which may have unintended consequences or indirectly impact its business. For instance, the scope and implications of the amendments pursuant to the Fraud Enforcement and Recovery Act of 2009, have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact Caladrius’ business. Also, in some instances our clients may be health insurers that will be subject to limitations on their administrative expenses and federal review of “unreasonable” rate increases that could impact the prices they pay for Caladrius’ services. If the legislation causes such unintended consequences or indirect impact, it could have a material adverse effect on Caladrius’ business, financial condition and results of operations.
In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Strong, partisan disagreement in Congress has prevented implementation of various PPACA provisions, and the Trump Administration had made the repeal of the PPACA a priority. One of the first executive orders of the Trump administration granted federal agencies broad powers to unwind regulations under the PPACA. On January 11, 2017, the Senate voted to approve a “budget blueprint” allowing Republicans to repeal parts of the law while avoiding Democrat filibuster. The “Obamacare Repeal Resolution” passed 51-48. Certain legislators are continuing their efforts to repeal the PPACA, although there is little clarity on how such a repeal would be implemented and what a PPACA replacement might look like. For the immediate future, there is significant uncertainty regarding the health care, health care coverage and health care insurance markets.
The U.S. government has in the past considered, is currently considering and may in the future consider health care policies and proposals intended to curb rising health care costs, including those that could significantly affect both private and public reimbursement for health care services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the health care systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. Caladrius is unable to predict whether other health care policies, including policies stemming from legislation or regulations affecting its business, may be proposed or enacted in the future; what effect such policies would have on its business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of its customers.
Caladrius expects that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services, which could result in reduced demand for its products or additional pricing pressures.

Governments outside the United States tend to impose strict price controls, which may adversely affect Caladrius’ revenues, if any.
In some countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries where we may seek to market our product candidates in the future, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Caladrius’ business could be adversely affected.
Inadequate funding for the FDA, the SEC and other government agencies could hinder Caladrius’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Caladrius’ business may rely, which could negatively impact its business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on Caladrius’ business.
Competitor companies or hospitals may be able to take advantage of EU rules permitting sales of unlicensed medicines for individual patients to sell competing products without a marketing authorization.
The EU medicines rules allow individual member states to permit the supply of a medicinal product without a marketing authorization to fulfill special needs, where the product is supplied in response to a bona fide unsolicited order, formulated in accordance with the specifications of a health care professional and for use by an individual patient under his direct personal responsibility. This may in certain countries also apply to products manufactured in a country outside the EU and imported to treat specific patients or small groups of patients. In addition, designated advanced therapy medicinal products do not need a marketing authorization if they are prepared on a non-routine basis and are used within the same EU member state in a hospital in accordance with a medical prescription for an individual patient.
These exemptions could allow Caladrius’ competitors to make sales in the EU without having obtained a marketing authorization and without undergoing the expense of clinical trials, especially if those competitors have cell processing facilities in the relevant EU member state. Similarly, certain hospitals may be able to compete with Caladrius on the basis of these rules. Because any such sales would be made without a marketing authorization, there would be no need for the competitor company or hospital to refer to the clinical data in our marketing authorization dossiers, and so any data exclusivity protection that we may obtain for Caladrius’ products would not prevent such competing sales.

A variety of risks associated with operating Caladrius’ business internationally could materially adversely affect its business.
Caladrius plans to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we, and any potential collaborators in those jurisdictions, will be subject to additional risks related to operating in foreign countries, including:
•	differing regulatory requirements in foreign countries;
•	differing coverage and reimbursement requirements in foreign countries;
•	unexpected changes in tariffs, trade barriers, price and exchange controls, and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign laws, such as the U.K. Anti-Bribery Act;
•
challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	the continued threat of terrorism and the impact of military and other action, including military actions involving Russia and Ukraine;
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad, including as a result of COVID-19 or the recent military actions involving Russia and Ukraine; and

•	business interruptions resulting from geo-political actions, including war and terrorism.
These and other risks associated with Caladrius’ planned international operations may materially adversely affect our ability to attain or maintain profitable operations.
Risks Related to Caladrius’ Intellectual Property
Caladrius may be unable to obtain or maintain patent protection for its products and product candidates, which could have a material adverse effect on its business.
Caladrius’ commercial success will depend, in part, on obtaining and maintaining patent protection for new technologies, product candidates, products and processes and successfully defending such patents against third-party challenges. To that end, Caladrius files patent applications, and have been issued patents, that are intended to cover certain methods and uses of human cells as well as compositions and methods relating to hematopoietic stem cells. These patent applications may never result in the issuance of patents.
The patent positions of biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions and recent court decisions have introduced significant uncertainty regarding the strength of patents in the industry. Moreover, the legal systems of some foreign countries do not favor the aggressive enforcement of patents and may not protect our intellectual property rights to the same extent as the laws of the United States. Any of the issued patents Caladrius owns or licenses may be challenged by third parties and held to be invalid, unenforceable or with a narrower or different scope of coverage than what we currently believe, effectively reducing or eliminating protection Caladrius believed it had against competitors with similar products or technologies. If Caladrius ultimately engages in and loses any such patent disputes, it could be subject to competition and/or significant liabilities, it could be required to enter into third-party licenses or it could be required to cease using the disputed technology or product. In addition, even if such licenses are available, the terms of any license requested by a third party could be unacceptable or unaffordable to Caladrius.
Product development and approval timelines in the biotechnology industry are very lengthy. As such, it is possible that any patents that may cover an approved product may have expired at the time of commercialization or only have a short remaining period of exclusivity, thereby reducing the commercial advantages of the patent. In such case, Caladrius would then rely solely on other forms of exclusivity, such as regulatory exclusivity provided by the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), which may provide less protection to its competitive position.
Litigation relating to intellectual property is expensive, time-consuming and uncertain, and Caladrius may be unsuccessful in its efforts to protect against infringement by third parties or defend itself against claims of infringement.
To protect its intellectual property, Caladrius may initiate litigation or other proceedings. In general, intellectual property litigation is costly, time-consuming, diverts the attention of management and technical personnel and could result in substantial uncertainty regarding our future viability, even if Caladrius ultimately prevails. Some of Caladrius’ competitors may be able to sustain the costs of such litigation or other proceedings more effectively than can Caladrius because of their substantially greater financial resources. The loss or narrowing of our intellectual property protection, the inability to secure or enforce our intellectual property rights or a finding that Caladrius has infringed the intellectual property rights of a third party could limit Caladrius’ ability to develop or market its products and services in the future or adversely affect its revenues. Furthermore, any public announcements related to such litigation or regulatory proceedings could adversely affect the price of Caladrius Common Stock.
Third parties may allege that the research, development and commercialization activities Caladrius conducts infringe patents or other proprietary rights owned by such parties. While Caladrius does not believe any of its current activities infringe the rights of others, it has not conducted an exhaustive search or analysis of third-party patent rights to determine whether its pre-clinical or clinical research and development or activities may infringe or be alleged to infringe any third-party patent rights. If Caladrius is found to have infringed the patents of a third party, it may be required to pay substantial damages; it also may be required to seek from such party a license, which may not be available on acceptable terms, if at all, to continue its activities. A judicial finding or infringement or the failure to obtain necessary licenses could prevent Caladrius from commercializing its products, which would have a material adverse effect on its business, operating results and financial condition.
If Caladrius is unable to maintain its licenses, patents or other intellectual property, it could lose important protections that are material to continuing its operations and its future prospects.
To obtain and maintain patent protection and licensing rights under certain of our license agreement, Caladrius must, among other things, ensure the timely payment of all applicable filing and maintenance fees. Any failure to do so could result in the loss of some or all of Caladrius’ rights to proprietary technology or the inability to secure or enforce intellectual property protection.
Additionally, Caladrius’ license agreements require it to meet certain diligence obligations in the development of the licensed products. Caladrius’ failure to meet these diligence obligations could result in the loss of some or all of its rights, which could materially and adversely affect its business and future prospects.
If Caladrius is unable to protect the confidentiality of trade secrets, its competitive position could be impaired.
A significant amount of Caladrius’ technology, especially regarding manufacturing processes, is unpatented and is maintained as trade secrets and/or know-how. Caladrius expends significant energy, resources and know-how in an effort to protect these trade secrets and know-how, including through the use of confidentiality agreements. Even so, improper use or disclosure of Caladrius’ confidential information could occur, and in such case, adequate remedies may not exist. The disclosure of trade secrets and know-how could impair Caladrius’ competitive position.

In certain countries, patent holders may be required to grant compulsory licenses, which would likely have a significant and detrimental effect on any future revenues in such country.
Many countries, including some countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly common in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to Caladrius’ product candidates, which may limit its potential revenue opportunities, including with respect to any future revenues that may result from its product candidates.
Changes to U.S. patent law may have a material adverse effect on Caladrius’ intellectual property rights.
As is the case with other biopharmaceutical companies, Caladrius’ success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish Caladrius’ ability to protect its inventions, obtain, maintain, and enforce its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of our owned and any licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of Caladrius’ patent applications and the enforcement or defense of its issued patents. In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the U.S. Patent and Trade Office (the “USPTO”) and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken Caladrius’ ability to obtain new patents or to enforce Caladrius’ existing patents and patents that it might obtain in the future.
Third-party claims of intellectual property infringement may prevent or delay Caladrius’ development and commercialization efforts.
Caladrius’ commercial success depends in part on its avoiding infringement of the patents, trademarks and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices and trademark violations. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products and services. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Caladrius’ products and services may be subject to claims of infringement of the patent rights of third parties.
Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to devices, materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of Caladrius’ products and services. Caladrius has conducted freedom to operate analyses with respect to only certain of its products and services, and therefore it does not know whether there are any third-party patents that would impair its ability to commercialize these products and services. Caladrius also cannot guarantee that any of its analyses are complete and thorough, nor can it be sure that it has identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our products and services. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Caladrius’ products or services may infringe upon.
In addition, third parties may obtain patents in the future and claim that use of Caladrius’ technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of

Caladrius’ products or services, the holders of any such patents may be able to block our ability to commercialize such products or services unless Caladrius obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all.
Parties making claims against Caladrius may obtain injunctive or other equitable relief, which could effectively block Caladrius’ ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Caladrius’ business. In the event of a successful claim of infringement against Caladrius, Caladrius may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.
Risks Related to Caladrius’ Capital Stock
Caladrius’ stock price has been, and will likely continue to be, highly volatile.
The market price of Caladrius Common Stock has been, and in the future may continue to be, highly volatile. For example, from January 1, 2021 through June 13, 2022, Caladrius Common Stock traded as low as $0.40 per share and as high as $4.89 per share.
The market price for Caladrius Common Stock is highly dependent on, among other things, stock market conditions in general, Caladrius’ clinical development efforts and the growth of Caladrius’ business in general, the amount of Caladrius’ available cash and investments and Caladrius’ level of cash utilization. Future events could increase the volatility seen in Caladrius Common Stock and ultimately cause a significant decline in the price of Caladrius Common Stock and ultimately impact its ability to raise additional capital in the future. These events could include the following, among others:
•	low levels of trading volume for Caladrius’ shares;
•	capital-raising or other transactions that are, or may in the future be, dilutive to existing stockholders or that involve the issuance of debt securities;
•	delays in our clinical trials, negative clinical trial results or adverse regulatory decisions relating to Caladrius’ product candidates;
•	adverse fluctuations in Caladrius’ revenues or operating results or financial results that otherwise fall below the market’s expectations;
•	disappointing developments concerning Caladrius’ cell therapy product candidates;
•	positive developments concerning Caladrius’ cell therapy product candidates that lead to the need for additional capital to complete the development process; and
•	legal challenges, disputes and/or other adverse developments impacting Caladrius’ patents or other proprietary rights that protect its products.
In addition, broader external events, such as news concerning economic or market conditions in the general economy or within Caladrius’ industry, the activities of our competitors, changes (or the threat of changes) in U.S. or foreign government regulations impacting the life sciences industry or the movement of capital into or out of our industry, are likely to affect the price of Caladrius Common Stock. Geopolitical events, including the continued threat of terrorism and the impact of military and other action, including military actions involving Russia and Ukraine, could impact Caladrius’ stock price as well. There can be no assurance that the market price of Caladrius Common Stock will not continue to fluctuate or decline significantly in the future.
Caladrius may fail to comply with the continued listing requirements of The Nasdaq Capital Market, such that the Caladrius Common Stock may be delisted and the price of the Caladrius Common Stock and our ability to access the capital markets could be negatively impacted.
Caladrius Common Stock is listed for trading on The Nasdaq Capital Market. Caladrius must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per share for 30 consecutive business days (the “Minimum Bid Price Requirement”). If a company trades for 30 consecutive business days below the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice to the company advising that it has been afforded a “compliance period” of 180 calendar days to regain compliance with the applicable requirements. Caladrius received such notice on February 18, 2022 and thus risks delisting unless it is able to regain compliance in a timely fashion.
In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Caladrius has a grace period of 180 calendar days, or until August 17, 2022, to regain compliance with the Minimum Bid Price Requirement. Compliance can be achieved automatically and without further action if the closing bid price of our stock is at or above $1.00 for a minimum of 10 consecutive business days at any time during the 180-day compliance period, in which case Nasdaq will notify Caladrius of its compliance and the matter will be closed. If, however, Caladrius does not achieve compliance with the Minimum Bid Price Requirement by August 17, 2022, it may be eligible for additional time to comply. In order to be eligible for such additional time, Caladrius will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and must notify Nasdaq in writing of its intention to cure the deficiency during the second compliance period. There can be no assurance that Caladrius will regain compliance with the Minimum Bid Price Requirement, that it will maintain compliant with other Nasdaq listing requirements or that it will be granted a second compliance period.
A delisting of Caladrius Common Stock from Nasdaq could materially reduce the liquidity of Caladrius Common Stock and result in a corresponding material reduction in the price of Caladrius Common Stock. In addition, delisting could harm Caladrius’ ability to raise capital through alternative financing sources on terms acceptable to it, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.
The Caladrius Board of Directors has approved the Reverse Stock Split, to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on the Exchange Ratio, but there can be no assurance that the Caladrius Stockholders will approve such Reverse Stock Split, that such Reverse Stock Split will be implemented or that such Reverse Stock Split, if implemented, will bring Caladrius into compliance with the Minimum Bid Price Requirement.
In addition to potential dilution associated with potential future fundraising and strategic transactions, Caladrius currently has significant numbers of securities outstanding that are exercisable for Caladrius Common Stock, which could result in significant additional dilution and downward pressure on its stock price.
As of June 13, 2022, there were 60,518,478 shares of Caladrius Common Stock outstanding. In addition, there were outstanding stock options, restricted stock units and warrants representing the potential issuance of an additional 25,433,68 shares of Caladrius Common Stock. The issuance of these shares in the future would result in significant dilution to Caladrius’ current stockholders and could adversely affect the price of Caladrius Common Stock and the terms on which Caladrius could raise additional capital. In addition, the issuance and subsequent trading of shares could cause the supply of Caladrius Common Stock available for purchase in the market to exceed the purchase demand for Caladrius Common Stock. Such supply in excess of demand could cause the market price of Caladrius Common Stock to decline.
Provisions in Caladrius’ amended and restated certificate of incorporation and by-laws and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for Caladrius Common Stock and could entrench management.
Caladrius’ amended and restated certificate of incorporation and by-laws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. The Caladrius Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at a given annual meeting only a minority of the Caladrius Board of Directors may be considered for election. Since Caladrius’ staggered board of directors may prevent our stockholders from replacing a majority of the Caladrius Board of Directors at any given annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders. Moreover, the Caladrius Board of Directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval.
Caladrius is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Caladrius’ securities.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Caladrius’ business and stock price.
During the course of testing Caladrius’ disclosure controls and procedures and internal control over financial reporting, Caladrius may identify and disclose material weaknesses or significant deficiencies in internal control over financial reporting that will have to be remedied. Implementing any appropriate changes to Caladrius’ internal control may require specific compliance training of its directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy or inability to produce accurate financial statements on a timely basis could result in Caladrius’ financial statements being unreliable, increase its operating costs and materially impair its ability to operate its business.
Failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in Caladrius’ financial reports and could have a material adverse effect on its stock price. Additionally, failure to maintain effective internal control over Caladrius’ financial reporting could result in government investigation or sanctions by regulatory authorities.
Risks Related to Cend
Risks Related to Cend’s Business
Cend has incurred net losses for all but one year since inception and anticipates that it will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.
Cend is a development-stage drug discovery and development company with a limited operating history, and, with the exception of the year ended December 31, 2021 in which Cend did have net income as a result of a one-time license payment, Cend has not yet generated consistent revenues from the sales or licensing of its product candidates. Investment in drug discovery and development companies is highly speculative because it entails substantial upfront capital expenditures and significant risk that the product candidate(s) will fail to obtain regulatory approval or become commercially viable. Cend has not advanced product candidates to obtain marketing approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization. Cend anticipates incurring significant expenses related to research and development, and other operations leading to partnering and commercialization of its product candidates.
Cend expects that it could be several years, if ever, before it has a commercialized product candidate. Cend expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses it incurs may fluctuate significantly from quarter to quarter. Cend anticipates that its expenses will increase substantially if, and as, it:
•	licenses foundational intellectual property, or IP, and continues development of CEND-1, including conducting additional clinical trials for pancreatic and other cancers;
•	initiates preclinical studies for additional product candidates;
•	continues its process research and development activities, as well as establishes its research-grade, clinical- and commercial-scale manufacturing capabilities (should it choose to do so directly);
•	seeks collaboration agreements (geographic licensing agreements, or co-development and -commercialization agreements) involving CEND-1 and other product candidates;
•	completes additional clinical trials for CEND-1, following acceptance by the FDA;
•	identifies additional diseases for treatment with CEND-1 and other product candidates;
•	seeks partnering agreements (sub-licensing or asset divestitures) for continued clinical development and/or commercialization and market support;
•	maintains, expands and protects its intellectual property portfolio; and
•	identifies, acquires or in-licenses other product candidates and/or enabling technologies.

To become and remain profitable, Cend must develop and eventually realize, either through its own efforts or those of its collaboration partners, commercialized product candidates with significant market potential, which will require it to be successful in a range of challenging activities.
These activities can include completing formulation and delivery approaches to meet target product profiles, completing preclinical studies, conducting early stage clinical trials, and securing partnering agreements to advance programs to late-stage clinical development and/or commercialization. Cend may never succeed in any or all of these activities and, even if it does, Cend may never generate revenues significant or large enough to achieve profitability. If it does achieve profitability, Cend may not be able to sustain or increase profitability. Cend’s failure to become and remain profitable would decrease the value of Cend and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations, any of which could cause you to lose all or part of your investment.
Cend may not be able to generate sufficient revenue from the commercialization of product candidates and may never be profitable.
Cend’s ability to generate revenue and achieve profitability depends on its ability, alone or with its collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, current and future product candidates. CEND-1 has advanced into Phase 2 clinical trials, but is still in a pre-commercial stage, and Cend does not anticipate generating revenues from commercial sales for the next several years, and it may never succeed in doing so. Cend’s ability to generate future revenues from product sales or licensing revenues depends heavily on its and its collaborators' success in:
•	completing clinical development of product candidates;
•	Cend’s partners may not complete clinical development or commercialization of product candidates, which could reduce Cend revenues from such partnerships;
•	seeking and obtaining regulatory and marketing approvals for product candidates for which clinical trials are completed;
•	launching and commercializing product candidates, including those for which Cend obtains regulatory and marketing approval, by collaborating with a commercialization partner(s);
•	qualifying for adequate coverage, coding and payment, where applicable, by government and third-party payors for product candidates if and when approved;
•	maintaining and enhancing a sustainable, scalable, reproducible and transferable manufacturing process for Cend’s product candidates;
•
establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support development and commercial demand for product candidates, if approved;

•	obtaining market acceptance of product candidates as a viable treatment option;
•	addressing any competing technological and market developments;
•	implementing additional internal systems and infrastructure, as needed;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which Cend may enter and performing its obligations in such collaborations;
•	maintaining, protecting and expanding Cend’s portfolio of intellectual property rights, including patents, trade secrets and know-how;
•	avoiding and defending against third-party interference or infringement claims; and
•	attracting and retaining qualified personnel.
Cend’s expenses could increase beyond expectations if Cend is required by the FDA, or other regulatory authorities to perform preclinical studies and/or clinical trials in addition to those that it currently anticipates.
Even if Cend is able to generate revenues from the licensing or sale of product candidates, it may not become profitable and may need to obtain additional funding to continue operations.

Cend is involved in a litigation matter that may consume resources and management time, and an adverse resolution could require us to pay damages or otherwise adversely impact its business, financial condition or results of operations.
Cend is currently involved in one litigation matter alleging breach of contract and fraud against Cend and Harri Järveläinen, Cend’s chief operating officer. See the section titled “Cend Business – Legal Proceedings” beginning on page 230 of this proxy statement/prospectus/information statement. Resolving this matter could require Cend to incur substantial costs and divert the attention of management and technical personnel. Any adverse ruling or perception of an adverse ruling could have an adverse impact on Cend’s business, financial condition or results of operations. Cend could incur substantial costs and expenses which could negatively affect its gross margins and earnings per share.
Cend conducts significant operations through its Australian wholly-owned subsidiary. If it loses its ability to operate in Australia, or if that subsidiary is unable to receive the research and development tax credit allowed by Australian regulations, Cend's business and results of operations will suffer.
Cend develops its programs in part through its wholly-owned Australian subsidiary, DrugCendR Australia Pty Ltd. Due to the geographical distance and limited employees currently in Australia, as well as Cend's limited of experience operating in Australia, Cend may not be able to efficiently or successfully monitor, develop or commercialize its products or programs in Australia, including conducting clinical trials. Furthermore, Cend has no assurance that the results of any clinical trials that it conducts for its product candidates in Australia will be accepted by the FDA or foreign regulatory authorities for development and commercialization approvals. In addition, current Australian tax regulations provide for a refundable research and development tax credit equal to 43.5% of qualified expenditures. If Cend is ineligible or unable to receive the research and development tax credit, or past credits are determined ineligible upon audit, or if it loses its ability to operate DrugCendR Australia Pty Ltd. in Australia, or the Australian government significantly reduces or eliminates the tax credit, Cend's business and results of operation would be adversely affected. In the event Cend determined it advisable to stop operating through this subsidiary, Cend may be required to migrate such operations, employees and intellectual property from this subsidiary to Cend. Any such action may be difficult and cause Cend to incur additional expenses, as well as give rise to tax liabilities for Cend or erode Cend's tax attributes (such as tax credits or net operating losses).
Risks Related to Cend Intellectual Property
Cend’s rights to develop and commercialize product candidates are subject to, in part, the terms and conditions of licenses granted to Cend by others.
On December 1, 2015, Cend Therapeutics, Inc. entered into an Exclusive License Agreement (the “SBP License Agreement”) with the Sanford Burnham Prebys Medical Discovery Institute (“SBP”), a California not-for-profit, public benefit corporation based in San Diego, California. Pursuant to the SBP License Agreement, SBP licensed to Cend the exclusive right to use certain patents to further Cend’s research and development efforts. Because Cend does not have the right to control the preparation, filing and prosecution of all of the patent applications, or to maintain the patents, covering CEND-1, Cend cannot be certain that these patents and applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of its business. If Cend’s licensors fail to maintain such patents, or lose rights to those patents or patent applications, the rights Cend has licensed may be reduced or eliminated and its right to develop and commercialize any products that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that Cend licenses from third parties will also apply to patent rights it may own in the future.
Further, in Cend’s license agreements it may be held responsible for bringing actions against infringers. Certain of Cend’s license agreements could also require it to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products and minimum yearly diligence obligations in developing and commercializing the product. Disputes may also arise regarding intellectual property subject to a licensing agreement.
If disputes over intellectual property that Cend has licensed prevent or impair Cend’s ability to maintain its current licensing arrangements on acceptable terms, Cend may be unable to successfully develop and commercialize the affected product candidates.

If Cend fails to comply with its obligations under these license agreements, or Cend is subject to a bankruptcy, the licensor may have the right to terminate the license, in which event Cend would not be able to market products covered by the license.
If Cend is unable to obtain and maintain patent protection for its products and technology, or if the scope of the patent protection obtained is not sufficiently broad, Cend’s competitors could develop and commercialize products and technology similar or identical to Cend’s, and its ability to successfully partner and commercialize its products and technology may be adversely affected.
Cend’s success depends on its ability to obtain and maintain patent protection in the United States and other countries with respect to proprietary product candidates and manufacturing technology. Cend’s proposed licensors have sought and Cend intends to seek to protect proprietary position by filing patent applications in the United States and abroad related to the novel technologies and product candidates that are important to its business.
The patent prosecution process is expensive, time-consuming and complex, and Cend may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. For example, in some cases, the work of certain academic researchers in the field of oncology could enter the public domain, which may compromise Cend’s ability to obtain patent protection for certain inventions related to or building upon such prior work. Consequently, Cend may not be able to obtain any such patent rights to prevent others from using its technology for, and developing and marketing competing products to treat, these indications. It is also possible that Cend will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of patent rights are highly uncertain. Any pending and future patent applications may not result in patents being issued which protect the related technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of patents or narrow the scope of patent protection.
Cend may not be aware of all third-party intellectual property rights potentially relating to its targeted product candidates. Publications of discoveries in the scientific literature often lag the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, Cend cannot be certain that it was the first to make the inventions claimed in any owned or any licensed patents or pending patent applications, or that it was the first to file for patent protection of such inventions.
Even if the patent applications Cend licenses or may own in the future do issue as patents, they may not issue in a form that will provide Cend with any meaningful protection, prevent competitors or other third parties from competing with Cend or otherwise provide Cend with any competitive advantage. Cend’s competitors or other third parties may be able to circumvent key patents by developing similar or alternative technologies or products in a non-infringing manner.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and key patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit Cend’s ability to stop others from using or commercializing similar or identical technology and products; or limit the duration of the patent protection of its technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Cend’s intellectual property may not provide Cend with sufficient rights to exclude others from commercializing products similar or identical to Cend’s.
Further, in the event Cend breaches the terms of the SBP License Agreement, Cend could lose the ability to continue the development and potential commercialization of CEND-1, and Cend’s operations and profitability will be significantly negatively impacted.

If Cend fails to comply with its obligations in any future agreements under which it may license intellectual property rights from third parties or otherwise experience disruptions to its business relationships with future licensors, Cend could lose license rights that are important to its business.
In the future, Cend may be party to license or collaboration agreements with third parties to advance its research or allow commercialization of product candidates. Such future agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on Cend and may require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of Cend’s best efforts, future licensors might conclude that Cend has materially breached future license agreements and might therefore terminate the license agreements, thereby removing or limiting Cend’s ability to develop and commercialize products and technologies covered by these license agreements.
Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm Cend’s ability to commercialize its product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to Cend’s and it may be required to cease its development and commercialization of certain of its product candidates. Any of the foregoing could have a material adverse effect on Cend’s competitive position, business, financial conditions, results of operations, and prospects.
Disputes may also arise between Cend and its future licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•
whether and the extent to which Cend’s technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•	Cend’s right to sublicense patent and other rights to third parties under collaborative development relationships;
•
Cend’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations;

•	the priority of invention of any patented technology; and
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Cend’s future licensors and Cend and its partners.
In addition, the agreements under which Cend may license intellectual property or technology from third parties in the future are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Cend believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Cend believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Cend’s business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that Cend may license in the future prevent or impair its ability to maintain future licensing arrangements on acceptable terms, Cend may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Cend’s business, financial conditions, results of operations and prospects.
Cend may not be successful in obtaining necessary additional rights to its product candidates through acquisitions and in-licenses.
Cend may discover that it needs to obtain additional rights to the foundational IP associated with the product candidates it plans to develop, manufacture and market. If this occurs, Cend intends to license or purchase the rights to those candidates, which may nor may not prove successful at all, or on acceptable terms. If Cend’s programs require the use of proprietary rights held by third parties, such as academic institutions, the growth of Cend’s business will critically depend on its ability to acquire, in-license or use these proprietary rights, which may not prove possible on acceptable terms. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Cend may consider attractive. These established companies may have a competitive advantage over Cend due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Cend to be a competitor may be unwilling to assign or license rights to us. If Cend is unable to license or acquire third-party intellectual property rights on terms that would allow it to execute its business plan, your investment may be lost.
Cend may collaborate with non-profit and academic institutions to accelerate its preclinical research or development under written agreements with these institutions. Typically, these institutions would provide Cend with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, Cend may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to it. If Cend is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking Cend’s ability to pursue its program.
If Cend is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights it has, it may be required to expend significant time and resources to redesign its product candidates, identify other candidates, or to develop or license replacement technology, none of which may be feasible on a technical or commercial basis, especially with Cend’s limited resources. If Cend is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could critically harm Cend’s business.
Obtaining and maintaining Cend’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and Cend’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of Cend’s licensed patents and/or applications and any patent rights it may own in the future. Cend may rely on its outside counsel or licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Cend will employ reputable law firms and other professionals to help it comply, but it will also be dependent on its licensors to take the necessary action to comply with these requirements with respect to their licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non- compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm Cend’s business.
Cend may not be able to protect intellectual property rights throughout the world, including but not limited to China.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world, including China, would be prohibitively expensive, and intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Cend may not be able to prevent third parties from practicing any of its inventions in all countries outside the United States, or from selling or importing products made using any of its inventions in and into the United States or other jurisdictions. Competitors may use Cend’s technologies in jurisdictions where Cend has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Cend has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Cend’s products and Cend’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to life sciences products, which could make it difficult for Cend to stop the infringement of patents or marketing of competing products in violation of proprietary rights generally. Proceedings to enforce patent rights in foreign jurisdictions could result in substantial costs and divert Cend’s efforts and attention from other aspects of Cend’s business, could put Cend’s patents at risk of being invalidated or interpreted narrowly and Cend’s patent applications at risk of not issuing and could provoke third parties to assert claims against Cend. Cend may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Cend’s efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cend develops or licenses.
In addition to the protection afforded by patents, Cend will rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Cend elects not to patent, processes for which patents are difficult to enforce and any other elements of Cend’s product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Cend seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors and contractors. Cend cannot guarantee that it has entered into such agreements with each party that may have or have had access to Cend’s trade secrets or proprietary technology and processes. Agreements or security measures may be breached, and Cend may not have adequate remedies for any breach. In addition, Cend’s trade secrets may otherwise become known or be independently discovered by competitors.
Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing Cend’s ability to protect its products.
As is the case with other drug discovery and development companies, Cend’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Cend’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Cend’s ability to obtain new patents or to enforce patents that Cend might obtain in the future. For example, in the case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. Any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on Cend’s business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on Cend’s ability to obtain and effectively enforce any rights it may have in its patent applications or any patents Cend may own or in-license in the future.
Recent or future patent reform legislation could also increase the uncertainties and costs surrounding the prosecution of Cend’s patent applications and the enforcement or defense of any patents Cend may own or in-license in the future. The United States has enacted and implemented wide-ranging patent reform legislation. On September 16, 2011, the Leahy-Smith America Invents Act, or America Invents Act, was signed into law, which includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, establish a new post-grant review system and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Cend cannot be certain that it was the first to either (i) file any patent application related to its product candidates or other technologies or (ii) invent any of the inventions claimed in its patent applications or any patents it may own or in-license. These changes also allow third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate Cend’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such proceeding could reduce the scope of, or invalidate, Cend’s patent rights, allow third parties to commercialize its technology or products and compete directly with Cend, without payment to Cend, or result in Cend’s inability to manufacture or commercialize products without infringing third-party patent rights. Accordingly, the America Invents Act and its implementation interjects uncertainties and costs surrounding the prosecution of Cend’s patent applications and the enforcement or defense of any issued patents Cend may own or in-license in the future, all of which could have a material adverse effect on Cend’s business and financial condition.
Cend may be subject to claims asserting that its employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what Cend regards as its own intellectual property.
Cend anticipates that many of its consultants or advisors will currently be, or were previously, employed at universities, industry service providers (e.g., CDMOs, CROs, CDOs, etc.), or other biotechnology or pharmaceutical companies, including Cend’s competitors or potential competitors. Although Cend tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for Cend, Cend may be subject to claims that these individuals or Cend has used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If Cend fails in defending any such claims, in addition to paying monetary damages, Cend may lose valuable intellectual property rights or personnel. Even if Cend is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
If Cend is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
In addition to the protection afforded by patents Cend may own or in-license in the future, Cend seeks to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of Cend’s product discovery and development processes, that involve proprietary know-how, information, or technology that is not covered by patents. Although Cend requires all of its employees, consultants, advisors and any third parties who have access to Cend proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and Cend has limited the protection of trade secrets used by its collaborators and suppliers. Cend cannot be certain that it has or will obtain these agreements in all circumstances and cannot guarantee that it has entered into such agreements with each party that may have or have had access to Cend’s trade secrets or proprietary information.
Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose Cend trade secret information and Cend may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to Cend’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the United States. As a result, Cend may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Cend is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Cend will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect Cend’s business, financial condition, results of operations and future prospects.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If Cend chooses to go to court to stop a third party from using any of its trade secrets, it may incur substantial costs. These lawsuits may consume Cend’s time and other resources even if it is successful. For example, significant elements, including aspects of drug manufacturing processes, experiments to validate mechanisms and pharmacology, drug design, and related processes, are based on unpatented trade secrets that are not publicly disclosed. Although Cend takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Cend’s trade secrets or disclose its technology. If any of Cend’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Cend would have no right to prevent them from using that technology or information to compete with Cend.
Thus, Cend may not be able to meaningfully protect its trade secrets. It is Cend’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Cend. These agreements provide that all confidential information concerning Cend’s business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Cend is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, Cend takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of Cend’s proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to Cend’s current or planned business or research and development or made during normal working hours, on Cend’s premises or using Cend’s equipment or proprietary information, are Cend’s exclusive property. Although Cend requires all of its employees to assign their inventions to it, Cend may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Cend regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Cend may be forced to bring claims against third parties, or defend claims that they may bring against Cend, to determine the ownership of what Cend regards as its intellectual property. Such claims could have a material adverse effect on Cend’s business, financial condition, results of operations, and prospects.
Cend may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.
Presently Cend has seven pending patent applications in the United States. Because additional product candidates may require the use of proprietary rights held by third parties, the growth of Cend’s business will likely depend in part on its ability to acquire, in-license or use these proprietary rights.
Cend’s product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. Similarly, efficient production or delivery of Cend product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. Cend may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Cend identifies as necessary or important to its business operations. Cend may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm its business. Cend may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if Cend was able to develop such alternatives, which may not be feasible. Even if Cend is able to obtain a license, it may be nonexclusive, thereby giving Cend competitors access to the same technologies licensed to it. In that event, Cend may be required to expend significant time and resources to develop or license replacement technology. Moreover, the molecules that will be used with Cend’s product candidates may be covered by the intellectual property rights of others.
Additionally, Cend sometimes collaborated with academic institutions to accelerate its clinical research or development under written agreements with these institutions. In certain cases, these institutions provide Cend with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, Cend may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to it. If it is unable to do so, the institution may offer the intellectual property rights to others, potentially blocking Cend’s ability to pursue its program and allowing third parties to compete with it. If Cend is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights Cend has, Cend may have to abandon development of such program and its business and financial condition could suffer.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that are more established, or have greater resources than Cend does, may also be pursuing strategies to license or acquire third-party intellectual property rights that Cend may consider necessary or attractive in order to commercialize its product candidates. More established companies may have a competitive advantage over Cend due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Cend to be a competitor may be unwilling to assign or license rights to it. Cend also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. There can be no assurance that Cend will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that it may seek to acquire. If Cend is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights it has, to may have to abandon development of such program and its business, results of operations, financial condition and prospects could suffer.
If Cend does not obtain patent term extension and data exclusivity for any of its current or future product candidates it may develop, its business may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any of its current or future product candidates Cend may develop, one or more U.S. patents Cend may own or in-license in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, Cend may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Cend requests. If Cend is unable to obtain patent term extension or the term of any such extension is shorter than what Cend requests, its competitors may obtain approval of competing products following expiration of any patents that issue from Cend’s patent applications, and Cend’s business, financial condition, results of operations, and prospects could be materially harmed.
If Cend’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its marks of interest and its business may be adversely affected.
Cend’s trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. Cend intends to rely on both registration and common law protection for its trademarks. Cend may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. During the trademark registration process, Cend may receive Office Actions from the USPTO objecting to the registration of its trademarks. Although Cend would be given an opportunity to respond to those objections, it may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against Cend’s trademarks, and its trademarks may not survive such proceedings. If Cend is unable to obtain a registered trademark or establish name recognition based on its trademarks and trade names, it may not be able to compete effectively and its business may be adversely affected.
Third-party claims of intellectual property infringement, misappropriation or other violations may be costly and time consuming and may prevent or delay Cend’s product discovery and development efforts.
The intellectual property landscape around precision medicine is crowded, and third parties may initiate legal proceedings alleging that Cend is infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Cend’s business. Cend’s commercial success depends upon its ability to develop, manufacture, market and sell its current and future product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review, and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Cend or any of its future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that its current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Cend cannot assure you that its product candidates and other technologies that it has developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Cend is developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Cend’s product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Cend, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Cend’s fields, there may be a risk that third parties may allege they have patent rights encompassing Cend’s product candidates, technologies or methods.
If a third party claims that Cend infringes, misappropriates or otherwise violates its intellectual property rights, Cend may face a number of issues, including, but not limited to:
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infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert management’s attention from Cend’s core business and may impact its reputation;

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substantial damages for infringement, misappropriation or other violations, which Cend may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, Cend could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting Cend from developing, manufacturing, marketing or selling its product candidates, including CEND-1, or from using its proprietary technologies, unless the third party licenses its product rights to Cend, which it is not required to do, on commercially reasonable terms or at all;

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if a license is available from a third party, Cend may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for its products, or the license to Cend may be non-exclusive, which would permit third parties to use the same intellectual property to compete with Cend;

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redesigning Cend’s product candidates or processes so they do not infringe, misappropriate or violate third party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Cend’s common stock.

Some of Cend’s competitors may be able to sustain the costs of complex patent litigation more effectively than Cend can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Cend’s ability to raise the funds necessary to continue Cend’s operations or could otherwise have a material adverse effect on Cend’s business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on Cend’s business, financial condition, results of operations or prospects.
Cend may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Cend’s time or other resources. Cend may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume Cend’s time or other resources. If Cend fails to obtain a favorable result at the USPTO, EPO or other patent office then Cend may be exposed to litigation by a third party alleging that the patent may be infringed by Cend’s product candidates or proprietary technologies.
Third parties may assert that Cend is employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which Cend is currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Cend’s product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Cend cannot be certain that others have not filed patent applications covering Cend’s product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over Cend’s patent applications or patents Cend may own or in-license, Cend may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending patent applications which may later result in issued patents that Cend’s product candidates may infringe. It is also possible that patents owned by third parties of which Cend is aware, but which it does not believe are relevant to Cend’s product candidates or other technologies, could be found to be infringed by Cend’s product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of Cend’s technologies infringes upon these patents. Moreover, Cend may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by Cend’s activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Cend’s product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block Cend’s ability to commercialize the product candidate unless it obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Cend’s formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block Cend’s ability to develop and commercialize the product candidate unless Cend obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Cend is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, its ability to commercialize its product candidates may be impaired or delayed, which could in turn significantly harm its business. Even if Cend obtains a license, it may be nonexclusive, thereby giving Cend’s competitors access to the same technologies licensed to Cend. In addition, if the breadth or strength of protection provided by Cend’s patent applications or any patents it may own or in-license in the future is threatened, it could dissuade companies from collaborating with Cend to license, develop or commercialize current or future product candidates.
Parties making claims against Cend may seek and obtain injunctive or other equitable relief, which could effectively block Cend’s ability to further develop and commercialize its product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from Cend’s business. In the event of a successful claim of infringement, misappropriation or other violation against Cend, Cend may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Cend cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Cend may need or may choose to obtain licenses from third parties to advance its research or allow commercialization of its product candidates. Cend may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Cend would be unable to further develop and commercialize its product candidates, which could harm its business significantly.
Cend may become involved in lawsuits to protect or enforce its intellectual property rights, including any patents it may own or in-license in the future, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe any patents Cend may own or in-license in the future. In addition, any patents Cend may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, Cend may be required to file infringement claims, which can be expensive and time-consuming. Cend may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents Cend may own or in-license in the future is not valid or is unenforceable or that the other party’s use of Cend’s technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents Cend may own or in-license in the future do not cover the technology in question or that such third party’s activities do not infringe Cend’s patent applications or any patents it may own or in-license in the future. An adverse result in any litigation or defense proceedings could put one or more of any patents Cend may own or in-license in the future at risk of being invalidated, held unenforceable, or interpreted narrowly and could put Cend’s patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Cend’s business. In the event of a successful claim of infringement against Cend, Cend may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Cend’s infringing products, which may be impossible or require substantial time and monetary expenditure. Such litigation or proceedings could substantially increase Cend’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Cend may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Cend’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Cend can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Cend’s ability to compete in the marketplace.
Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to Cend’s patent applications or any patents Cend may own or in-license in the future. These proceedings are expensive and an unfavorable outcome could result in a loss Cend’s current patent rights and could require Cend to cease using the related technology or to attempt to license rights to it from the prevailing party. Cend’s business could be harmed if the prevailing party does not offer Cend a license on commercially reasonable terms. In addition to potential USPTO review proceedings, Cend may become a party to patent opposition proceedings in the European Patent Office or similar proceedings in other foreign patent offices, where either Cend’s foreign patents are challenged. The costs of these opposition or similar proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result at the USPTO, EPO or other patent office may result in the loss of Cend’s right to exclude others from practicing one or more of its inventions in the relevant country or jurisdiction, which could have a material adverse effect on Cend’s business.
Litigation or post-grant proceedings may result in a decision adverse to Cend’s interests and, even if Cend is successful, may result in substantial costs and distract its management and other employees. Cend may not be able to prevent, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cend’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Cend’s common stock.
Cend may not be able to detect infringement against any patents it may own or in-license in the future. Even if Cend detects infringement by a third party of any patents it may own or in-license in the future, Cend may choose not to pursue litigation against or settlement with the third party. If Cend later sues such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for Cend to enforce any patents it may own or in-license against such third party.

Risks related to the development of Cend’s product candidates
Cend is early in its development efforts and is substantially dependent on its lead product candidate, CEND-1. If Cend is unable to advance CEND-1 or any of its other product candidates through clinical development, obtain regulatory approval and ultimately commercialize CEND-1 or any of its other product candidates, or experience significant delays in doing so, Cend’s business will be materially harmed.
Cend is early in its development efforts. Cend’s lead product candidate is still in clinical development. Cend’s earlier stage drug discovery and development programs have not yet resulted in product candidates that have been tested in human subjects. Cend’s ability to generate product revenues, which it does not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of CEND-1 and one or more of its other product candidates. The success of Cend’s product candidates will depend on several factors, including the following:
•	successful completion of preclinical and clinical studies;
•	approval of INDs for Cend’s planned clinical trials or future clinical trials;
•	FDA acceptance of Cend’s development strategy and resultant clinical data;
•	successful initiation of clinical trials;
•	successful patient enrollment in and completion of clinical trials;
•	safety, tolerability and efficacy profiles for Cend’s product candidates that are satisfactory to the FDA or any foreign regulatory authority for marketing approval;
•	receipt of marketing approvals for Cend’s product candidates from applicable regulatory authorities;
•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for Cend’s product candidates;
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making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Cend’s product candidates, if any product candidates are approved;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of Cend’s products, if and when approved, whether alone or in collaboration with others;
•	acceptance of Cend’s products, if and when approved, by patients, the medical community and third-party payors;
•	effectively competing with other cancer therapies;
•	obtaining and maintaining third-party coverage and adequate reimbursement;
•	maintaining a continued acceptable safety profile of Cend’s products following approval; and
•	factors Cend may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability (e.g. the COVID-19 pandemic).
There is no guarantee that the results obtained in current clinical studies will be sufficient to obtain regulatory approval or marketing authorization for such product candidate. Negative results in the development of Cend’s lead product candidate may also impact its ability to obtain regulatory approval for its other product candidates, either at all or within anticipated timeframes because, although other product candidates may target different indications, the underlying technology platform, manufacturing process and development process is the same for all of Cend’s product candidates. Accordingly, a failure in any one program may affect the ability to obtain regulatory approval to continue or conduct clinical programs for other product candidates. For example, although Cend believes based on its clinical studies that a combination of CEND-1 with certain anti-cancer therapeutics is more effective than the use of those therapeutics in alone, this may not prove true in clinical testing of CEND-1 for all or any of the targeted tumors or types of cancer. Anti-tumor activity may prove different in each of the different tumor and cancer types Cend plans on evaluating in the clinical trial. Therefore, even though Cend plans on pursuing tumor-agnostic clinical development of CEND-1, the tumor response may be low in patients with some cancers compared to others. This may result in discontinuation of development of CEND-1 for patients with these tumor types and/or mutations due to insufficient clinical benefit while continuing development for a more limited population of patients more likely to benefit. As a consequence, Cend may have to negotiate with the FDA to reach agreement on defining the optimal patient population, study design and size in order to obtain regulatory approval, any of which may require significant additional resources and delay the timing of Cend’s clinical trials and ultimately the approval, if any, of any of Cend’s product candidates.
In addition, because Cend has limited financial and personnel resources and is placing significant focus on the development of its lead product candidate, Cend may forego or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. Cend’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Cend’s spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If Cend does not accurately evaluate the commercial potential or target market for a particular future product candidate, it may relinquish valuable rights to those future product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such future product candidates.
Difficulty in enrolling patients could delay or prevent clinical trials of Cend’s product candidates. Cend may find it difficult to enroll patients in its clinical trial for CEND-1 with the tumor cancers that CEND-1 is designed to target.
Identifying and qualifying patients to participate in clinical studies of Cend’s product candidates is critical to Cend’s success. The timing of completion of Cend’s clinical studies depends in part on the speed at which it can recruit patients to participate in testing its product candidates, and Cend may experience delays in its clinical trials if it encounters difficulties in enrollment. Cend may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because Cend is focused on patients with specific solid tumor cancers, Cend’s ability to enroll eligible patients may be limited or may result in slower enrollment than it anticipates. For example, with respect to CEND-1, Cend cannot be certain how many patients will have each of the solid tumor cancers that CEND-1 is designed to target or that the number of patients enrolled will suffice for regulatory approval and inclusion of each such mutation in the approved label. In addition, some of Cend’s competitors have ongoing clinical trials for product candidates that treat the same indications as Cend’s product candidates, and patients who would otherwise be eligible for Cend’s clinical trials may instead enroll in clinical trials of Cend’s competitors’ product candidates.
The eligibility criteria of Cend’s planned clinical trials will limit the pool of available study participants as Cend will require that patients have specific characteristics that it can measure to assure their disease is either severe enough or not too advanced to include them in a study. Additionally, the process of finding and diagnosing patients may prove costly. Cend also may not be able to identify, recruit and enroll a sufficient number of patients to complete its clinical studies because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical study sites for prospective patients, the availability of genetic sequencing information for patient tumors so that Cend can identify patients with the targeted conditions, and the patient referral practices of physicians. If patients are unwilling to participate in Cend’s studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.
Further, if Cend is unable to include patients with the targeted conditions, this could compromise its ability to seek participation in FDA’s expedited review and development programs, or otherwise seek to accelerate clinical development and regulatory timelines.
The enrollment of patients further depends on many factors, including:
•	the proximity of patients to clinical trial sites;
•	the design of the clinical trial;
•	Cend’s ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	Cend’s ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of Cend’s clinical trials;
•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion; and
•	other unforeseeable conditions, such as COVID-19, which had a significantly negative impact on the availability of enrollment in clinical trials.
In addition, Cend’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to Cend because some patients who might have opted to enroll in Cend’s clinical trials may instead opt to enroll in a clinical trial being conducted by one of Cend’s competitors. Since the number of qualified clinical investigators is limited, Cend may conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which could reduce the number of patients who are available for Cend’s clinical trials at such clinical trial sites.
If Cend experiences delays in the completion of, or termination of, any clinical trial of its product candidates, the commercial prospects of Cend’s product candidates will be harmed, and Cend’s ability to generate product revenue from any of these product candidates could be delayed or prevented.
Cend has limited experience as a company in conducting clinical trials.
Cend has limited experience as a company in conducting clinical trials. In part because of this lack of experience, Cend cannot be certain that its ongoing preclinical and clinical studies will be completed on time or if the planned preclinical studies and clinical trials will begin or be completed on time, if at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on third-party clinical investigators, contract research organizations, or CROs, and consultants. Relying on third-party clinical investigators, CROs and consultants may force Cend to encounter delays that are outside of its control. Cend may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis or at all. There can be no assurance that Cend will be able to negotiate and enter into any additional master services agreement with other CROs, as necessary, on terms that are acceptable to Cend on a timely basis or at all.
Cend’s non-clinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity and efficacy of any of its product candidates, which would prevent or delay development, regulatory approval and commercialization.
Before obtaining regulatory approvals for the commercial license or sale of Cend’s product candidates, including CEND-1, Cend must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because Cend’s product candidates are in an early stage of development, there is a high risk of failure and Cend may never succeed in developing marketable products.
The results of preclinical studies and early clinical trials of Cend’s product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals occurs under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety, potency, purity and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of potency or efficacy, insufficient durability of potency or efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products.
Any preclinical studies or clinical trials that Cend may conduct may not demonstrate the safety, potency, purity and efficacy necessary to obtain regulatory approval to market Cend’s product candidates. If the results of Cend’s ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, potency, purity and efficacy of its product candidates, if Cend does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with Cend’s product candidates, Cend may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety, potency, purity or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. As is the case with all oncology drugs, it is likely that there may be side effects associated with their use. Results of Cend’s trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, Cend’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of Cend’s product candidates for any or all targeted indications. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Cend’s business, financial condition and prospects significantly.
Cend may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines it expects, and even if Cend is able to, the FDA may not permit it to proceed.
Cend submitted an IND for CEND-1 on April 14, 2021, which was allowed by the FDA on May 14, 2021 but Cend may not be able to file INDs for its other product candidates on the timelines it expects. For example, Cend may experience manufacturing delays or other delays with IND-enabling studies. Moreover, Cend cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, Cend cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials Cend may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines Cend expects or to obtain regulatory approvals for Cend’s trials may prevent Cend from completing its clinical trials or commercializing its products on a timely basis, if at all.
Since the number of patients that Cend plans to dose in its Phase 2b clinical trial of CEND-1 is small, the results from such a clinical trial, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder Cend’s efforts to obtain regulatory approval for its product candidates.
In the current, ongoing Phase 2b clinical trial of CEND-1, Cend is evaluating the safety and anti-tumor activity profile of CEND-1 at the recommended Phase 2b dose in combination with standard-of-care chemotherapy in patients with pancreatic cancer. The Phase 2b portion of the trial is expected to enroll up to 125 patients. The Phase 2b portion may have to evaluate different dosing schedules if the pharmacokinetic or safety data suggest once daily dosing is suboptimal. The preliminary results of clinical trials with smaller sample sizes, such as Cend’s previous Phase 1b clinical trial of CEND-1, can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. If Cend conducts any future clinical trials of CEND-1, it may not achieve a statistically significant result or the same level of statistical significance, if any, that it might have anticipated based on the results observed in Cend’s initial clinical trial.
Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of Cend’s product candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If Cend’s product candidates receive marketing approval and Cend or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:
•	regulatory authorities may withdraw or limit their approval of such product candidates;
•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	Cend may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
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regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	Cend may be subject to regulatory investigations and government enforcement actions;
•	Cend may decide to remove such product candidates from the marketplace;
•	Cend could be sued and held liable for injury caused to individuals exposed to or taking its product candidates; and
•	Cend’s reputation may suffer.
Cend believes that any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing Cend’s product candidates, if approved, and significantly impact Cend’s ability to successfully commercialize its product candidates and generate revenues.
Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future clinical trial results. Cend may encounter substantial delays in clinical trials, or may not be able to conduct or complete clinical trials on the expected timelines, if at all. If Cend’s preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, it may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.
Cend’s lead product candidate is in clinical studies, and additional product candidates are at earlier stages of development, and their risk of failure is high. It is impossible to predict when or if any of Cend’s product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, Cend must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidates in humans. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Cend’s preclinical studies and future clinical trials may not be successful.
Cend cannot be certain that its non-clinical study and clinical trial results will be sufficient to support regulatory approval of its product candidates. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Failure or delay can occur at any time during the clinical trial process.
Additionally, some of the clinical trials Cend conducts may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Cend’s Phase 2b and additional later stage clinical trials are planned to be conducted as controlled, blinded studies.

Cend may experience delays in obtaining the FDA’s authorization to initiate clinical trials under future INDs, completing ongoing preclinical studies of Cend’s other product candidates, and initiating Cend’s planned preclinical studies and clinical trials. Additionally, Cend cannot be certain that non-clinical studies or clinical trials for its product candidates will begin on time, not require redesign, enroll an adequate number of subjects on time, or be completed on schedule, if at all.
Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:
•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of Cend’s clinical trials;
•	the FDA or comparable foreign regulatory authorities disagreeing with Cend’s tumor-agnostic development strategy;
•	delays in obtaining regulatory approval to commence a clinical trial;
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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining IRB approval at each clinical trial site;
•	recruiting an adequate number of suitable patients to participate in a clinical trial;
•	the number of patients required for clinical trials of Cend’s product candidates may be larger than it anticipates;
•	having subjects complete a clinical trial or return for post-treatment follow-up;
•	clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;
•	addressing subject safety concerns that arise during the course of a clinical trial;
•	adding a sufficient number of clinical trial sites; or
•	obtaining sufficient product supply of product candidate for use in non-clinical studies or clinical trials from third-party suppliers.
Cend may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent Cend’s ability to receive marketing approval or commercialize Cend’s product candidates, including:
•	Cend may receive feedback from regulatory authorities that requires it to modify the design of its clinical trials;
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clinical trials of Cend’s product candidates may produce negative or inconclusive results, and Cend may decide, or regulators may require it, to conduct additional clinical trials or abandon its research efforts for its other product candidates;

•	clinical trials of Cend’s product candidates may not produce differentiated or clinically significant results across tumor types or indications;
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the number of patients required for clinical trials of Cend’s product candidates may be larger than it anticipates, enrollment in these clinical trials may be slower than it anticipates or participants may drop out of its clinical trials at a higher rate than it anticipates;

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Cend’s third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide it with sufficient product supply to conduct and complete preclinical studies or clinical trials of Cend’s product candidates in a timely manner, or at all;

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Cend or its investigators might have to suspend or terminate clinical trials of Cend’s product candidates for various reasons, including non-compliance with regulatory requirements, a finding that Cend’s product candidates have undesirable side effects or other unexpected characteristics or a finding that the participants are being exposed to unacceptable health risks;

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the cost of clinical trials of Cend’s product candidates may be greater than it anticipates, for example, if it experiences delays or challenges in identifying patients with the mutations required for its clinical trials, it may have to reimburse sites for genetic sequencing costs in order to encourage sequencing of additional patients;

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the quality of Cend’s product candidates or other materials necessary to conduct preclinical studies or clinical trials of Cend’s product candidates may be insufficient or inadequate, and any transfer of manufacturing activities may require unforeseen manufacturing or formulation changes;

•	regulators may revise the requirements for approving Cend’s product candidates, or such requirements may not be as it anticipates; and
•	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for Cend.
If Cend is required to conduct additional clinical trials or other testing of Cend’s product candidates beyond those that it currently contemplates, if Cend is unable to successfully complete clinical trials of Cend’s product candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, Cend’s business and results of operations may be adversely affected and it may incur significant additional costs.
Cend could also encounter delays if a clinical trial is suspended or terminated by it, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Cend’s clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidates, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Moreover, principal investigators for Cend’s future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, Cend may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Cend and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Cend’s marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of Cend’s product candidates.
If Cend experiences delays in the completion, or termination, of any preclinical study or clinical trial of Cend’s product candidates, the commercial prospects of Cend’s product candidates may be harmed, and Cend’s ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing Cend’s preclinical studies or clinical trials may increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may significantly harm Cend’s business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Cend’s product candidates. If one or more of Cend’s product candidates generally prove to be ineffective, unsafe or commercially unviable, Cend’s entire pipeline could have little, if any, value, which would have a material and adverse effect on Cend’s business, financial condition, results of operations and prospects.
Cend and its partners are conducting clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
Cend may in the future choose to conduct one or more clinical trials outside the United States, including in Australia or Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that Cend may develop not receiving approval for commercialization in the applicable jurisdiction.
Risks related to the COVID-19 pandemic
Business or economic disruptions or global health concerns could seriously harm Cend’s development efforts and increase its costs and expenses.
Broad-based business or economic disruptions could adversely affect Cend’s ongoing or planned research and development activities. For example, in December 2019, an outbreak of a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease (COVID-19) was reported to have surfaced in Wuhan, China, and has since spread to other regions and countries worldwide. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Almost all U.S. states and many local jurisdictions issued “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions, and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and recommendations, and the perception that additional orders, restrictions or recommendations could occur, resulted in widespread closures of businesses not deemed “essential,” work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, as well as volatility in stock prices, among other effects. There is a risk that government actions will not be effective at containing such infectious diseases, and that government actions will have a negative impact on the world economy at large, in which case the risks to Cend’s operating results and financial condition described herein would be elevated significantly.
The continued spread of COVID-19 or other global health matters, has impacted and may continue to impact Cend’s target patient populations as well as the hospitals and clinical sites in which Cend conducts any of its clinical trials, which could lead to delays in completing enrollment of Cend’s clinical trials. For instance, the COVID-19 outbreak may continue to impair Cend’s ability to recruit and retain patients and engage principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or due to prioritization of hospital resources toward the outbreak and restrictions on travel. Furthermore, some patients may be unwilling to enroll in Cend’s trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. COVID-19 already has affected and may further negatively affect the operations of third party contract research organizations that Cend relies upon to carry out its discovery work, clinical trials or the operations of its third party manufacturers, which could result in delays or disruptions in the supply of Cend’s product candidates and the conduct of experiments and studies. Any negative impact COVID-19 has to patient enrollment or treatment or the timing and execution of Cend’s preclinical studies or clinical trials could cause costly delays to Cend’s development programs, which could adversely affect Cend’s ability to obtain regulatory approval for and to commercialize Cend’s product candidates, increase Cend’s operating expenses and have a material adverse effect on Cend’s business and financial results. COVID-19 has also caused, and may continue to cause for an extended period, volatility in the global financial markets and threatened a slowdown in the global economy, which would reduce Cend’s ability to access capital and could negatively affect its liquidity.
Although states have, in the past, implemented “shelter-in-place” orders, quarantines and similar restrictions, the regulations vary on a state by state basis and the effectiveness of those restrictions on controlling the spread of COVID-19 varies. Cend’s office-based employees continue to work primarily from hybrid and Cend expects this to continue for an extended period. Furthermore, resurgence of COVID-19 cases could possibly prompt a reinstatement of certain “shelter-in-place” orders and restrictions at the state and local levels, impacting Cend’s reentry to the workplace and causing hospital and clinical sites to suspend Cend’s clinical trials or deterring patients from continuing to participate in Cend’s trials.

Risks related to manufacturing and supply
Cend will rely on third parties to manufacture its clinical product supplies, and it may rely on third parties to produce and process its product candidates, if approved.
Cend does not currently own any facility that may be used as its clinical scale manufacturing facility and expects to rely on outside vendors to manufacture supplies of its product candidates. Cend will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of its product candidates and Cend may not be able to do so on favorable terms. Cend has not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of its product candidates.
The facilities used by Cend’s contract manufacturers to manufacture its product candidates must be approved by the FDA or other foreign regulatory authorities following inspections that will be conducted after Cend submits an application to the FDA or other foreign regulatory authorities. Cend may not control the manufacturing process of, and may be completely dependent on, Cend’s contract manufacturing partners for compliance with cGMPs and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of its product candidates. Beyond periodic audits, Cend has no control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Cend’s product candidates or if it withdraws any approval in the future, Cend may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and significantly impact its ability to develop, obtain regulatory approval for or market its product candidates, if approved. Similarly, if any third-party manufacturers on which Cend will rely fail to manufacture quantities of its product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows Cend to achieve profitability, Cend’s business, financial condition and prospects could be materially and adversely affected.
Manufacturing Cend’s product candidates is complex and it may encounter difficulties in production. If Cend encounters such difficulties, its ability to provide supply of its product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.
The process of manufacturing of Cend’s product candidates is complex and highly regulated.
Cend relies on third parties for the manufacture of its product candidates. These third-party manufacturers may incorporate their own proprietary processes into Cend’s product candidate manufacturing processes. Cend has limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without Cend’s consent or knowledge. These modifications could negatively impact Cend’s manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, both of which could significantly increase the cost of and significantly delay the manufacture of Cend’s product candidates.
As Cend’s product candidates progress through preclinical studies and clinical trials toward approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of Cend’s product candidates and additional bridging studies or trials may be required.
Cend does not have its own clinical-scale manufacturing facility and is currently reliant on a limited number of manufacturers for its product candidates. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet Cend’s needs.
Risks related to sales, marketing, and competition
Cend currently has no marketing and sales organization and has no experience in marketing products. If Cend is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, if approved, it may not be able to generate product revenue.
Cend currently has no sales, marketing or distribution capabilities and has no experience in marketing products. Cend intends to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. Cend will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If Cend is unable or decides not to establish internal sales, marketing and distribution capabilities, it will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of its products, if approved. However, there can be no assurance that Cend will be able to establish or maintain such arrangements on favorable terms or if at all, or if Cend is able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue Cend receives will depend upon the efforts of such third parties, which may not be successful. Cend may have little or no control over the marketing and sales efforts of such third parties and its revenue from product sales may be lower than if Cend had commercialized its product candidates itself. Cend also faces competition in its search for third parties to assist it with the sales and marketing efforts of its product candidates.
There can be no assurance that Cend will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.
A variety of risks associated with marketing Cend’s product candidates internationally could materially adversely affect its business.
Cend and its partners plan to seek regulatory approval of Cend’s product candidates outside of the United States and, accordingly, Cend expects that it will be subject to additional risks related to operating in foreign countries if it obtains the necessary approvals, including:
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differing regulatory requirements in foreign countries, for example, no country other than the United States has a pathway for accelerated drug approval and so obtaining regulatory approvals outside of the United States will take longer and be more costly than obtaining approval in the United States;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
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challenges enforcing Cend’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism.
These and other risks associated with international operations may materially adversely affect Cend’s ability to attain or maintain profitable operations.
Even if Cend obtains regulatory approval of its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.
The use of Cend’s product candidates as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Various factors will influence whether Cend’s product candidates are accepted in the market, including:
•	the clinical indications for which Cend’s product candidates are licensed;

•	physicians, hospitals, cancer treatment centers and patients considering Cend’s product candidates as a safe and effective treatment;
•	the potential and perceived advantages of Cend’s product candidates over alternative treatments;
•	Cend’s ability to demonstrate the advantages of its product candidates over other cancer medicines;
•	the prevalence and severity of any side effects;
•	the prevalence and severity of any side effects for other precision medicines and public perception of other precision medicines;
•	product labeling or product insert requirements of the FDA or other regulatory authorities;
•	limitations or warnings contained in the labeling approved by the FDA;
•	the timing of market introduction of Cend’s product candidates as well as competitive products;
•	the cost of treatment in relation to alternative treatments;
•	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;
•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;
•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and
•	the effectiveness of Cend’s sales and marketing efforts.
If Cend’s product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, Cend will not be able to generate significant revenue.
In addition, although Cend’s product candidates differ in certain ways from other approaches, serious adverse events or deaths in other clinical trials involving precision medicines, even if not ultimately attributable to Cend’s product or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of Cend’s product candidates, stricter labeling requirements for those product candidates that are licensed, and a decrease in demand for any such product candidates.
Even if Cend’s products achieve market acceptance, it may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its products, are more cost effective or render its products obsolete.
Cend faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.
The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. While Cend believes that its scientific knowledge, technology and development expertise provide it with competitive advantages, it faces potential competition from many different sources, including major pharmaceuticals, specialty pharmaceuticals and biotechnology companies, academic institutions and government agencies, and public and private research institutes that conduct research, development, manufacturing and commercialization. Many of Cend’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, regulatory approvals and product marketing than it does. Cend’s competitors may compete with it in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Cend’s programs. As a result, Cend’s competitors may discover, develop, license or commercialize products before or more successfully than it does.
Product candidates that Cend successfully develops and commercializes may compete with existing therapies and new therapies that may become available in the future. Specifically, other EnduRx and potentially other companies are conducting pre-clinical research with an alternative integrin-targeted peptides.

If Cend’s drug candidates are approved for the indications for which Cend is currently planning clinical trials, they will likely compete with existing drugs and other drugs that are currently in development. Key product features that would affect Cend’s ability to effectively compete with other therapeutics include the efficacy, safety and convenience of its products. Cend’s competitors may obtain patent protection or other intellectual property rights that limit its ability to develop or commercialize its product candidates. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of Cend’s products. Cend’s competitors may also obtain FDA or other regulatory approval for their products more rapidly than Cend may obtain approval for its products, which could result in Cend’s competitors establishing a strong market position before Cend is able to enter the market. For additional information regarding Cend’s competition, see “Business—Competition.”
Risks related to Cend’s financial position and capital requirements
Cend’s limited operating history may make it difficult for you to evaluate the success of Cend’s business to date and to assess Cend’s future viability.
Cend is a drug discovery and development company with a limited operating history. Cend commenced operations in October 2015, and its operations to date have been limited to organizing and staffing its company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of its product candidates and component materials. CEND-1 is currently the subject of Phase 2b clinical studies. Cend has not fully demonstrated its ability to successfully conduct or complete clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Cend’s future success or viability may not be as accurate as they could be if Cend had a longer operating history.
In addition, as a young business, Cend may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. Cend will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. Cend may not be successful in such a transition.
Cend has incurred significant losses since inception, and it expects to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.
Investment in pharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Cend is still in the early stages of development of its product candidates. CEND-1 is currently the subject of clinical Phase 2b studies. Cend has no products approved for commercial sale and has not generated any revenue from product sales to date, and Cend continues to incur significant research and development and other expenses related to its ongoing operations. Cend has financed its operations primarily through private placements of its preferred stock and its one outbound license relationship. There can be no assurance Cend will be successful at future fund-raising efforts.
Cend has incurred significant net losses in each period since it commenced operations, aside from the year ended December 31, 2021, as a result of a one-time license payment and a milestone payment from the Exclusive License and Collaboration Agreement with Qilu. For the years ended December 31, 2020 and 2021, Cend reported a net loss of $8.7 million and $3.7 million, respectively. As of December 31, 2021, Cend had an accumulated deficit of $10.2 million. Cend expects to continue to incur significant losses for the foreseeable future, and it expects these losses to increase substantially if and as it:
•	continues its research and development efforts and submits INDs for its lead product candidates;
•	conducts preclinical studies and clinical trials for its current and future product candidates
•	seeks marketing approvals for any product candidates that successfully complete clinical trials;
•	experiences any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges;

•
establishes a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize any product candidates for which it may obtain regulatory approval, if any;

•	obtains, expands, maintains, enforces and protects its intellectual property portfolio; and
•	hires additional clinical, regulatory and scientific personnel.
Because of the numerous risks and uncertainties associated with pharmaceutical product development, Cend is unable to accurately predict the timing or amount of increased expenses it will incur or when, if ever, it will be able to achieve profitability. Even if Cend succeeds in commercializing one or more of its product candidates, Cend will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for and market additional product candidates. Cend may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Cend’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Cend’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.
Risks related to government regulation
Cend’s clinical trials may fail to demonstrate adequately the safety and efficacy of any of its product candidates, which would prevent or delay regulatory approval and commercialization.
To obtain the requisite regulatory approvals to market and sell any of its product candidates, including CEND-1 and any other future product candidates, Cend must demonstrate through extensive preclinical studies and clinical trials that its products are safe and effective in humans. Cend’s product candidates may fail to demonstrate efficacy in humans, and particularly across tumor types. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and Cend’s future clinical trial results may not be successful. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, Cend or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, the European Medicines Agency (“EMA”) or other comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.
Clinical trials that Cend conducts may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market Cend’s product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of Cend’s ongoing or future clinical trials are inconclusive with respect to the efficacy of Cend’s product candidates, if Cend does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with Cend’s product candidates, Cend may be delayed in obtaining marketing approval, if at all.
Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and Cend cannot guarantee that the FDA, or other comparable foreign regulatory authorities will interpret the results as Cend does, and more trials could be required before Cend submits its product candidates for approval. Cend cannot guarantee that the FDA, or other comparable foreign regulatory authorities will view its product candidates as having sufficient efficacy to support a tumor-agnostic indication even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or other comparable foreign regulatory authorities for support of a marketing application, approval of Cend’s product candidates may be significantly delayed, or Cend may be required to expend significant additional resources, which may not be available to Cend, to conduct additional trials in support of potential approval of Cend’s product candidates. Additionally, any safety or efficacy concerns observed in any tumor-specific subgroup of Cend’s clinical trials could limit the prospects for regulatory approval of its product candidates for a tumor-agnostic indication, which could have a material adverse effect on Cend’s business, financial condition and results of operations.

A Breakthrough Therapy designation by the FDA, even if granted for any of Cend’s product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Cend’s product candidates will receive marketing approval.
Cend may seek Breakthrough Therapy designation for CEND-1 and some or all of its future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Cend believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Cend’s product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though Cend intends to seek Breakthrough Therapy designation for CEND-1 and some or all of its future product candidates for the treatment of various cancers, there can be no assurance that it will receive breakthrough therapy designation.
A Fast Track designation by the FDA may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that Cend’s product candidates will receive marketing approval.
If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Cend has been granted Fast Track designation for CEND-1 for pancreatic cancer. Cend may seek Fast Track designation for other indications or for certain of Cend’s future product candidates, but there is no assurance that the FDA will grant this status to any of Cend’s other proposed product candidates. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if Cend believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Cend does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Cend’s clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.
Accelerated approval by the FDA, even if granted for CEND-1 or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Cend’s product candidates will receive marketing approval.
Cend plans to seek approval of CEND-1 and may seek approval of future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if Cend does receive accelerated approval, it may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.

Obtaining and maintaining regulatory approval of Cend’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of Cend’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional non-clinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Cend intends to charge for its products is also subject to approval.
Cend may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which Cend must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Cend and could delay or prevent the introduction of its products in certain countries. If Cend fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.
Risks related to ongoing regulatory obligations
Even if Cend receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Cend may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.
Any regulatory approvals that Cend receives for its product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve Cend’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Cend’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for Cend’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with applicable cGMP, GLP and GCP requirements, for any clinical trials that Cend conducts post-approval. Later discovery of previously unknown problems with Cend’s product candidates, including adverse events of unanticipated severity or frequency, or with Cend’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•	restrictions on the marketing or manufacturing of Cend’s product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;
•	manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;
•	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;
•	imposition of a REMS, which may include distribution or use restrictions;
•	requirements to conduct additional post-market clinical trials to assess the safety of the product;
•	fines, warning letters or holds on clinical trials;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Cend or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of Cend’s product candidates; and
•	injunctions or the imposition of civil or criminal penalties.
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Cend’s product candidates. Cend cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Cend is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Cend is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of Cend’s product candidates are approved and Cend is found to have improperly promoted off-label uses of those products, it may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If Cend is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Cend cannot successfully manage the promotion of its product candidates, if approved, Cend could become subject to significant liability, which would materially adversely affect its business and financial condition.
The insurance coverage and reimbursement status of newly-approved products is uncertain. Cend’s product candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm Cend’s business. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit Cend’s ability to market those products and decrease its ability to generate revenue.
The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Cend might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue it is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Cend’s ability to recoup its investment in one or more product candidates, even if any product candidates it may develop obtain marketing approval.
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Cend’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other product candidates that Cend may identify will depend substantially, both domestically and abroad, on the extent to which the costs of Cend’s product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, Cend may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Cend to establish or maintain pricing sufficient to realize a sufficient return on its investment.
Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Cend is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require Cend to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as Cend’s. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers Cend’s costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Cend’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Cend’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products Cend may develop could have a material adverse effect on Cend’s operating results, its ability to raise capital needed to commercialize product candidates, and its overall financial condition.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Cend’s inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved products that Cend develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Cend cannot be sure that reimbursement will be available for any product candidate that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which Cend obtains marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with Cend’s products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. Cend expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
Additionally, Cend and/or collaborators may develop companion diagnostic tests for use with Cend’s product candidates. Cend, or its collaborators, may be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement Cend seeks for its product candidates, once approved. Even if Cend obtains regulatory approval or clearance for such companion diagnostics, there is significant uncertainty regarding its ability to obtain coverage and adequate reimbursement for the same reasons applicable to its product candidates. Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and Cend cannot predict what effect any change to these methodologies would have on any product candidate or companion diagnostic for which it receives approval. Cend’s inability to promptly obtain coverage and adequate reimbursement from both third-party payors for the companion diagnostic tests that it develops and for which it obtains regulatory approval could have a material and adverse effect on Cend’s business, financial condition, results of operations and prospects.
Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Cend’s business and results of operations.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current product candidates and any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example, changes to our manufacturing arrangements, additions or modifications to product labeling, the recall or discontinuation of our products, or additional record-keeping or reporting requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.
Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through June 30, 2022 (a 1% sequester will apply from April 1, 2022 through June 30, 2022) due to the COVID-19 pandemic, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of drugs and biological products covered under Medicare Part B report the product’s average sales price, or ASP, to HHS beginning on January 1, 2022, subject to enforcement via civil money penalties.
Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. Moreover, in July 2021, President Biden issued a sweeping executive order on promoting competition in the American economy that includes several mandates pertaining to the pharmaceutical and health care insurance industries. Among other things, the executive order directs the FDA to work towards implementing a system for importing drugs from Canada (following on a Trump administration notice-and-comment rulemaking on Canadian drug importation that was finalized in October 2020). The Biden order also called on HHS to release a comprehensive plan to combat high prescription drug prices, and it includes several directives regarding the Federal Trade Commission’s oversight of potentially anticompetitive practices within the pharmaceutical industry. The drug pricing plan released by HHS in September 2021 in response to the executive order makes clear that the Biden Administration supports aggressive action to address rising drug prices, including allowing HHS to negotiate the cost of Medicare Part B and D drugs, but such significant changes will require either new legislation to be passed by Congress or time-consuming administrative actions. Accordingly, there remains a large amount of uncertainty regarding the federal government’s approach to making pharmaceutical treatment costs more affordable for patients.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, California requires pharmaceutical manufacturers to notify certain purchasers, including health insurers and government health plans at least 60 days before any scheduled increase in the wholesale acquisition cost (WAC), of their product if the increase exceeds 16%, and further requires pharmaceutical manufacturers to explain whether a change or improvement in the product necessitates such an increase. Similarly, Vermont requires pharmaceutical manufacturers to disclose price information on certain prescription drugs, and to provide notification to the state if introducing a new drug with a WAC in excess of the Medicare Part D specialty drug threshold. In December 2020, the U.S. Supreme Court also held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
Cend expects that the ACA, the recent laws described above, and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that Cend receives for any approved product. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic. Cend cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
•	the demand for our product candidates, if Cend obtains regulatory approval;
•	Cend’s ability to receive or set a price that it believes is fair for its products;
•	Cend’s ability to generate revenue and achieve or maintain profitability;
•	Cend’s ability to enjoy or maintain market exclusivity;
•	the level of taxes that Cend is required to pay; and
•	the availability of capital.
Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Cend’s future profitability.
Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Cend’s business may rely, which could negatively impact Cend’s business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Cend’s business. In addition, government funding of the SEC and other government agencies on which Cend’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Additionally, as of June 23, 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval manufacturing inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown occurs again, it could significantly impact the ability of the FDA to timely review and process Cend’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Cend’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
Cend’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Cend is exposed to the risk of fraud or other illegal activity by its employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the regulations of the FDA and other similar foreign regulatory authorities, provide true, complete and accurate information to the FDA and other similar foreign regulatory authorities, comply with manufacturing standards Cend has established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or report financial information or data accurately or to disclose unauthorized activities to Cend. If Cend obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, Cend’s potential exposure under such laws and regulations will increase significantly, and its costs associated with compliance with such laws and regulations are also likely to increase. These laws may impact, among other things, Cend’s current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The laws that may affect Cend’s ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the Federal False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the Federal False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the Federal False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;
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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payment Sunshine Act, created under the ACA and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to HHS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Cend has adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions Cend takes to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.
Efforts to ensure that Cend’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Cend’s business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that Cend’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Cend’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Cend, it may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if it becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and it may be required to curtail or restructure its operations, any of which could adversely affect its ability to operate its business and its results of operations.
Any action against Cend for violation of these laws, even if Cend successfully defends against it, could cause Cend to incur significant legal expenses and divert its management’s attention from the operation of its business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization.
Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
If Cend fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
Cend is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Cend’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Cend’s operations also produce hazardous waste products. Cend generally contracts with third parties for the disposal of these materials and wastes. Cend cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Cend’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. Cend also could incur significant costs associated with civil or criminal fines and penalties.
Although Cend maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Cend does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.
Risks related to Cend’s reliance on third parties
Cend may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and it may not realize the benefits of such collaborations, alliances or licensing arrangements.
Cend may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that it believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that it may develop. Any of these relationships may require Cend to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business.
In addition, Cend faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Cend may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for its product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Cend’s product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving Cend’s product candidates are subject to numerous risks, which may include the following:
•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
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collaborators may not pursue development and commercialization of Cend’s product candidates or may elect not to continue or renew development or commercialization of Cend’s product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Cend’s product candidates;
•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;
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collaborators may not properly maintain or defend Cend’s intellectual property rights or may use Cend’s intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate Cend’s intellectual property or proprietary information or expose Cend to potential liability;

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disputes may arise between Cend and a collaborator that cause the delay or termination of the research, development or commercialization of Cend’s product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and
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collaborators may own or co-own intellectual property covering Cend’s products that results from Cend’s collaborating with them, and in such cases, Cend would not have the exclusive right to commercialize such intellectual property.

As a result, if Cend enters into additional collaboration agreements and strategic partnerships or licenses its product candidates, it may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture, which could delay its timelines or otherwise adversely affect its business. Cend also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to Cend’s product candidates could delay the development and commercialization of its product candidates in certain geographies for certain indications, which would harm its business prospects, financial condition and results of operations.
Cend plans to rely on third parties to conduct its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Cend may not be able to obtain regulatory approval of or commercialize its product candidates.
Cend plans to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations, or CMOs, and strategic partners to conduct and support its preclinical studies and clinical trials under agreements with it. For example, Cend contracts with Bachem Americas for Drug Substance manufacture, and Alcami for Drug Product manufacture.
Cend expects to have to negotiate budgets and contracts with CROs, trial sites and CMOs and may not be able to do so on favorable terms, which may result in delays to Cend’s development timelines and increased costs. Cend will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Cend controls only certain aspects of their activities. As a result, Cend will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if it were relying entirely upon its own staff.

Nevertheless, Cend is responsible for ensuring that each of its studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and its reliance on third parties does not relieve Cend of its regulatory responsibilities. Cend and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Cend or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Cend’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Cend to perform additional clinical trials before approving Cend’s marketing applications. Cend cannot assure you that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP regulations. In addition, Cend’s clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test patients. Cend’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, Cend’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting Cend’s clinical trials are not and will not be Cend’s employees and, except for remedies available to Cend under its agreements with such third parties, Cend cannot control whether or not they devote sufficient time and resources to Cend’s ongoing, clinical and non-clinical product candidates. These third parties may also have relationships with other commercial entities, including Cend’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on Cend’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Cend’s clinical protocols or regulatory requirements or for other reasons, Cend’s clinical trials may be extended, delayed or terminated and Cend may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, Cend’s financial results and the commercial prospects for Cend’s product candidates would be harmed, Cend’s costs could increase and Cend’s ability to generate revenue could be delayed.
Switching or adding third parties to conduct Cend’s preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact Cend’s ability to meet its desired clinical development timelines.
Cend’s manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of Cend’s clinical programs and suspension or withdrawal of any regulatory approvals.
In order to commercially produce Cend’s products either at Cend’s own facility or at a third party’s facility, Cend will need to comply with the FDA’s cGMP regulations and guidelines. Cend may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. Cend is subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of Cend’s precision medicines as a result of a failure of Cend’s facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair Cend’s ability to develop and commercialize Cend’s product candidates, including leading to significant delays in the availability of Cend’s precision medicines for Cend’s clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for Cend’s product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for Cend’s product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage Cend’s reputation and Cend’s business.

If Cend’s third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, Cend may be liable for damages.
Cend’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by Cend’s third-party manufacturers. Cend’s manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Cend believes that its manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, Cend cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Cend may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt Cend’s business operations. In the event of an accident, Cend could be held liable for damages or penalized with fines, and the liability could exceed Cend’s resources. Cend does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Cend’s research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.
Risks related to managing growth and employee matters
Cend is highly dependent on its key personnel and anticipate hiring new key personnel. If Cend is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.
Cend’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Cend is highly dependent on its management, scientific and medical personnel, including Cend’s Scientific Founder and Chairman, Erkki Ruoslahti, MD, David Slack, Cend’s President and CEO, and Harri Järveläinen, our Chief Operating Officer. Erkki Ruoslahti, MD is not Cend’s employee and provides services primarily as a consultant and a member of the Cend Board of Directors. In addition, the loss of the services of any of Cend’s executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm Cend’s business.
Cend will need to grow the size of its organization, and may experience difficulties in managing this growth.
As of December 31, 2021 Cend had three full-time employees. Cend intends to hire new employees to conduct its research and development activities/administrative/scientific in the future. Any delay in hiring such new employees could result in delays in Cend’s research and development activities and would harm Cend’s business. As Cend’s development and commercialization plans and strategies develop, and as Cend transitions into operating as a public company, Cend expects to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand its operations. Future growth would impose significant added responsibilities on members of management, including:
•	identifying, recruiting, integrating, maintaining and motivating additional employees;
•	Advance applications of Cend’s drug discovery and development platform;
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managing Cend’s internal development efforts effectively, including the clinical and FDA review process for Cend’s product candidates, while complying with Cend’s contractual obligations to contractors and other third parties; and

•	improving Cend’s operational, financial and management controls, reporting systems and procedures.
Cend’s future financial performance and Cend’s ability to commercialize Cend’s product candidates will depend, in part, on its ability to effectively manage any future growth, and Cend’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
Cend currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to Cend on a timely basis when needed, or that Cend can find qualified replacements. In addition, if Cend is unable to effectively manage Cend’s outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, Cend’s clinical trials may be extended, delayed or terminated, and it may not be able to obtain regulatory approval of its product candidates or otherwise advance its business. There can be no assurance that Cend will be able to manage its existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If Cend is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, or it is not able to effectively build out new facilities to accommodate this expansion, it may not be able to successfully implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its research, development and commercialization goals.
If product liability lawsuits are brought against Cend, it may incur substantial liabilities and may be required to limit commercialization of its product candidates.
Cend faces an inherent risk of product liability as a result of the planned clinical testing of its product candidates and will face an even greater risk if it commercializes any products. For example, Cend may be sued if its product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Cend cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•	decreased demand for Cend’s product candidates or products that it may develop;
•	injury to Cend’s reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	costs to defend the related litigation;
•	a diversion of management’s time and Cend’s resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	exhaustion of any available insurance and Cend’s capital resources;
•	the inability to commercialize any product candidate; and
•	a decline in share price.
Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products Cend develops, alone or with corporate collaborators. Although Cend has clinical trial insurance, Cend’s insurance policies also have various exclusions, and it may be subject to a product liability claim for which it has no coverage. Cend may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and it may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Cend’s agreements with any future corporate collaborators entitle it to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

General risk factors
Data collection is governed by restrictive regulations governing the use, storage, processing and transfer of personal information.
In the event Cend decides to conduct clinical trials or continue to enroll subjects in its ongoing or future clinical trials, it may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data is subject to the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA went into effect on January 1, 2020, and the California Attorney General commenced enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact Cend’s business activities and exemplifies the vulnerability of Cend’s business to the evolving regulatory environment related to personal data and protected health information.
Compliance with U.S. and international data protection laws and regulations could require Cend to take on more onerous obligations in its contracts, restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect Cend’s operating results and business. Moreover, clinical trial subjects about whom Cend or its potential collaborators obtain information, as well as the providers who share this information with Cend, may contractually limit Cend’s ability to use and disclose the information. Claims that Cend has violated individuals’ privacy rights, failed to comply with data protection laws, or breached Cend’s contractual obligations, even if Cend is not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm Cend’s business.
Cend may be unable to adequately protect its information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage Cend’s reputation, and subject Cend to significant financial and legal exposure.
Cend relies on information technology systems that it or its third-party providers operate to process, transmit and store electronic information in Cend’s day-to-day operations. In connection with Cend’s product discovery efforts, Cend may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise Cend’s confidential or proprietary information and disrupt Cend’s operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although Cend devotes resources to protect its information systems, Cend realizes that cyberattacks are a threat, and there can be no assurance that its efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to Cend, or would have a material adverse effect on its results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of Cend’s clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to Cend’s reputation, affect Cend’s ability to conduct new studies and potentially disrupt Cend’s business.
In addition, the computer systems of various third parties on which Cend relies, and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. Cend relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If Cend or its third-party providers fail to maintain or protect Cend’s information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to Cend’s information technology systems, Cend or its third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and Cend’s partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on Cend’s business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If Cend is unable to prevent or mitigate the impact of such security or data privacy breaches, it could be exposed to litigation and governmental investigations, which could lead to a potential disruption to its business.

Risks Related to the Combined Company
In determining whether you should approve the issuance of shares of Caladrius Common Stock and other matters related to the Merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.
The market price of the Caladrius Common Stock is expected to be volatile, and the market price of the Caladrius Common Stock may drop following the Merger.
The market price of the Caladrius Common Stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Caladrius Common Stock to fluctuate include:
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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
•	sales of securities by the combined company or its securityholders in the future;
•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its product candidates;
•	trading volume of the Caladrius Common Stock;
•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;
•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and
•	period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Caladrius Common Stock. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 or otherwise could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results and financial condition.
Following the Merger, the combined company may be unable to integrate successfully and realize the anticipated benefits of the Merger.
The Merger involves the combination of two companies which currently operate as independent companies. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. In addition, Caladrius and Cend have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.
The combined company will need substantial additional funding before it can complete the development of its product candidates. If the combined company is unable to obtain such additional capital on favorable terms, on a timely basis or at all, it would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate its business.
Developing cancer therapies and cell therapy products, including conducting pre-clinical studies and clinical trials and establishing manufacturing capabilities, is expensive. The combined company has not generated any revenues from the commercial sale of products and will not be able to generate any product revenues until, and only if, the combined company receives approval to sell its product candidates from the FDA or other regulatory authorities. The cash expected from both Caladrius and Cend at closing are expected to fund the further development of the combined company’s programs and operate the combined company into early 2023. However, as the combined company has not generated any revenue from commercial sales to date and does not expect to generate any revenue for several years, if ever, the combined company will need to raise substantial additional capital in order to fund its general corporate activities and to fund its research and development, including its currently planned clinical trials and plans for new clinical trials and product development.
The combined company may seek to raise additional funds through various potential sources, such as equity and debt financings, or through strategic collaborations and license agreements. The combined company can give no assurances that it will be able to secure such additional sources of funds to support its operations or, if such funds are available, that such additional financing will be sufficient to meet its needs. Moreover, to the extent that the combined company raises additional funds by issuing equity securities, its stockholders may experience additional significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent that the combined company raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to its technologies or product candidates, or grant licenses on terms that may not be favorable.
Given the combined company’s capital constraints, it will need to prioritize spending on its clinical and pre-clinical programs. If the combined company is unable to raise sufficient funds to support its current and planned operations, it may elect to discontinue certain of its ongoing activities or programs. The combined company’s inability to raise additional funds could also prevent it from taking advantage of opportunities to pursue promising new or existing programs in the future.
The combined company’s forecasts regarding its beliefs in the sufficiency of its financial resources to support its current and planned operations are forward-looking statements and involve significant risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. These estimates are based on assumptions that may prove to be wrong, and the combined company could utilize its available capital resources sooner than currently expected.

The combined company may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Caladrius’ business and Cend’s business following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against the combined company, could cause the combined company to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.
The combined company may be exposed to continued litigation resulting from the proceeding described above in the section titled “Cend Business – Legal Proceedings” beginning on page 230 of this proxy statement/prospectus/information statement. Such lawsuits, if remaining outstanding following the closing, could cause the combined company to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.
The unaudited pro forma condensed combined financial data for Caladrius and Cend included in this proxy statement/prospectus/information statement is preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus/information statement.
The unaudited pro forma financial data for Caladrius and Cend included in this proxy statement/prospectus/information statement is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The unaudited pro forma financial statements have been derived from the historical financial statements of Caladrius and Cend and adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transactions or that have been incurred since the date of such unaudited pro forma financial statements. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition following the transaction. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.”
Anti-takeover provisions in the combined organization’s charter documents and under Delaware law could make the acquisition of the combined organization more difficult and may prevent attempts by the combined organization’s stockholders to replace or remove the combined organization’s management.
Provisions in the combined organization’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined organization’s stockholders, and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization’s voting stock from merging or combining with the combined organization. Although Caladrius and Cend believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Caladrius and Cend do not anticipate the combined organization will pay any cash dividends in the foreseeable future.
The current expectation is the combined organization will retain its future earnings to fund the development and growth of the combined organization’s business. As a result, capital appreciation, if any, of the Caladrius Common Stock will be your sole source of gain, if any, for the foreseeable future.
Future sales of shares by existing stockholders could cause the Caladrius Common Stock price to decline.
If existing securityholders of Caladrius and Cend sell, or indicate an intention to sell, substantial amounts of the Caladrius Common Stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the Caladrius Common Stock could decline. Based on shares outstanding as of June 13, 2022 and approximately 60,518,478 shares of Caladrius Common Stock expected to be issued upon completion of the Merger, the combined company is expected to have outstanding, a total of approximately 121,036,956 shares of Caladrius Common Stock immediately following the completion of the Merger. Of the shares of Caladrius Common Stock, approximately 19,747,081 shares will be available for sale in the public market beginning 120 days after the closing of the Merger as a result of the expiration of lock-up agreements between Caladrius and Cend on the one hand and certain securityholders of Caladrius and Cend on the other hand. All other outstanding shares of Caladrius Common Stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of Caladrius Common Stock that are subject to outstanding options of Cend will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Caladrius Common Stock could decline.
If the ownership of the Caladrius Common Stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined organization’s stock price to decline.
Executive officers and directors of the combined organization, and affiliates of executive officers and directors of the combined organization, are expected to beneficially own or control approximately 21.6% of the outstanding shares of the Caladrius Common Stock following the completion of the Merger. Accordingly, these executive officers, directors, and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation, or sale of all or substantially all of the combined organization’s assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined organization, even if such a change of control would benefit the other stockholders of the combined organization. The significant concentration of stock ownership may adversely affect the trading price of Caladrius Common Stock due to investors’ perception that conflicts of interest may exist or arise.
If the combined organization fails to maintain proper and effective internal controls, the combined organization’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of the combined organization.
The combined organization will be required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. Ensuring that the combined organization has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. The combined organization’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. The combined organization could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock. In addition, if the combined organization’s efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the combined organization and its business may be harmed.

If securities or industry analysts do not publish, or cease publishing, research or reports about the combined organization, its business or its market, or if they change their recommendations regarding the Caladrius Common Stock adversely, the Caladrius Common Stock price and trading volume could decline.
If a trading market for the combined organization’s Caladrius Common Stock develops, the trading market for its Caladrius Common Stock will be influenced by whether industry or securities analysts publish research and reports about the combined organization, its business, its market or its competitors and, if any analysts do publish such reports, what they publish in those reports. The combined organization may not obtain analyst coverage in the future. Any analysts that do cover the combined organization may make adverse recommendations regarding the Caladrius Common Stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about the combined organization’s competitors. If any analyst who may cover the combined organization in the future were to cease coverage of the combined organization or fail to regularly publish reports on the combined organization, or if analysts fail to cover the combined organization or publish reports about the combined organization at all, the combined organization could lose, or never gain, visibility in the financial markets, which in turn could cause the stock price or trading volume of the Caladrius Common Stock to decline.
Caladrius’ ability to utilize its net operating loss carryforwards and tax credit carryforwards may be subject to limitations.
Caladrius’ ability to use its federal and state net operating losses (“NOLs”) to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon the combined company’s generation of future taxable income, and Caladrius and Cend cannot predict with certainty when, or whether, the combined company will generate sufficient taxable income to use all of its NOLs.
Under Section 382 and Section 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” its ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. A Section 382 “ownership change” is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. Cend may have experienced ownership changes in the past, may experience an ownership change as a result of the Merger, and may experience ownership changes in the future due to subsequent shifts in the combined company’s stock ownership (some of which are outside of its control). Furthermore, the Merger, if consummated, may constitute an ownership change (within the meaning of Section 382 of the Code) of Caladrius which could eliminate or otherwise substantially limit the combined company’s ability to use Caladrius’ federal and state NOLs to offset its future taxable income. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Cend’s, Caladrius’ or the combined company’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. Similar provisions of state tax law may also apply to limit the combined company’s use of accumulated state tax attributes. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, the combined company’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Caladrius, Cend, the proposed Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Caladrius, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Caladrius and Cend to consummate the Merger; risks related to Caladrius’ ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the changes in market price of the Caladrius Common Stock relative to the Exchange Ratio; the ability of Caladrius or Cend to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Caladrius can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Caladrius undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of the factors that may cause Caladrius, Cend or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Caladrius and Cend to complete the Merger and the effect of the Merger on the business of Caladrius, Cend and the combined organization, see the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Caladrius. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Caladrius, Cend or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Caladrius and Cend do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE ANNUAL MEETING OF CALADRIUS STOCKHOLDERS
Date, Time and Place
The Annual Meeting will be held on September 13, 2022 commencing at 9:00 a.m. New York time. This year’s meeting will be held via live webcast on the internet. You will be able to participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CLBS2022SM. You will not be able to attend the Annual Meeting in person. Caladrius is delivering this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Caladrius Board of Directors for use at the Annual Meeting and any adjournments or postponements of the Annual Meeting. This proxy statement/prospectus/information statement is first being furnished to Caladrius Stockholders on or about August 2, 2022.
Purposes of the Annual Meeting
The purposes of the Annual Meeting are:
1.
To consider and vote upon a proposal to approve the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/information statement as Annex A, and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius Common Stock to Cend Stockholders pursuant to the terms of the Merger Agreement.

2.
To consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Reverse Stock Split, in the form attached to this proxy statement/prospectus/information statement as Annex D.

3.
To consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Caladrius Name Change, in the form attached to this proxy statement/prospectus/information statement as Annex E.

4.
To consider and vote upon a proposal to elect three Class III directors to hold office until the 2025 annual meeting of stockholders or until their successors are elected (provided, however, that if the Merger is completed, the Caladrius Board of Directors will be reconstituted as provided in the Merger Agreement).

5.
To consider and vote upon a proposal to ratify the selection by the audit committee of the Caladrius Board of Directors of Grant Thornton LLP as the independent registered public accounting firm of Caladrius for its calendar year ending December 31, 2022.

6.	To consider and approve, on a non-binding, advisory basis, the executive compensation of Caladrius’ named executive officers as described in this proxy statement/prospectus/information statement.
7.
To consider and approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan that increases the number of shares of common stock that may be issued under the Plan by 5,000,000.

8.	To consider and vote upon a proposal to approve an adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2.
9.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.
Recommendation of the Caladrius Board of Directors
•
The Caladrius Board of Directors has determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Caladrius and Caladrius Stockholders and has approved and declared advisable the Merger Agreement and such transactions, including the issuance of shares of Caladrius Common Stock to the Cend Stockholders pursuant to the terms of the Merger Agreement. The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Caladrius Common Stock pursuant to the terms of the Merger Agreement and the amendment to Caladrius’ certificate of incorporation to effect a change in the name of Caladrius to Cend.

•
The Caladrius Board of Directors has determined that the Reverse Stock Split is fair to, advisable and in the best interests of Caladrius and Caladrius Stockholders and has approved and declared advisable the Reverse Stock Split. The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split.

•
The Caladrius Board of Directors has determined that the Caladrius Name Change is fair to, advisable and in the best interests of Caladrius and Caladrius Stockholders and has approved and declared advisable the Caladrius Name Change. The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Caladrius Name Change.

•
The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 4 to elect each of Steven M. Klosk, Steven S. Myers and Michael H. Davidson, M.D., as Class III directors.

•
The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 5 to ratify the selection of Grant Thornton LLP as Caladrius’ independent registered public accounting firm for the calendar year ending December 31, 2022.

•
The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 6 to approve, on a non-binding advisory basis, the executive compensation of Caladrius’ named executive officers as disclosed in this proxy statement/prospectus/information statement.

•
The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 7 to approve an amendment to the Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan (the “Plan”) that increases the number of shares of common stock that may be issued under the Plan by 5,000,000.

•
The Caladrius Board of Directors has determined and believes that adjourning the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2 is advisable to, and in the best interests of, Caladrius and Caladrius Stockholders. The Caladrius Board of Directors recommends that Caladrius Stockholders vote “FOR” Proposal No. 8 to adjourn the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or 2.

Caladrius Stockholders should understand, however, that if the Merger is completed, the effect of the approval of Proposal No. 4 may be limited since the composition of the Caladrius Board of Directors will be changed upon completion of the Merger in accordance with the Merger Agreement.
Record Date and Voting Power
Only holders of record of Caladrius Common Stock at the close of business on the Record Date, July 25, 2022, are entitled to notice of, and to vote at, the Annual Meeting. There were approximately 533 holders of record of Caladrius Common Stock at the close of business on the Record Date. At the close of business on the Record Date, 60,583,249 shares of Caladrius Common Stock were issued and outstanding. Each share of Caladrius Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Annual Meeting. See the section entitled “Principal Stockholders of Caladrius” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Caladrius to be the beneficial owners of more than 5% of the outstanding shares of Caladrius Common Stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Caladrius Board of Directors for use at the Annual Meeting.

If you are a stockholder of record of Caladrius as of the Record Date referred to above, you may vote virtually at the Annual Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Annual Meeting, Caladrius urges you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote virtually if you have already voted by proxy. As a stockholder of record:
•	to vote virtually, attend the virtual Annual Meeting and you may vote your shares electronically through the portal;
•
to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided; if you return your signed proxy card to Caladrius before the Annual Meeting, Caladrius will vote your shares as you direct; and

•
to vote by telephone or on the Internet, dial the phone number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card; you will be asked to provide the company number and control number from the enclosed proxy card and your vote must be received by 11:59 p.m. Eastern time on September 12, 2022, to be counted.

If your shares of Caladrius Common Stock are held in an account at a brokerage firm, bank, dealer or other similar organization, that is, in “street name,” you should receive voting instructions from the organization that holds your shares. If you do not give instructions to such organization, as your nominee, such nominee can vote your shares of Caladrius Common Stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under Rule 452 of the New York Stock Exchange for which your broker or other agent may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, the shares of Caladrius Common Stock will be treated as broker non-votes. It is anticipated that all proposals other than Proposal Nos. 2 and 5 will be non-discretionary items.
All properly executed proxies that are not revoked will be voted at the Annual Meeting and at any adjournments or postponements of the Annual Meeting in accordance with the instructions contained in the proxy. If a holder of shares of Caladrius Common Stock executes and returns a proxy and does not specify otherwise, the shares of Caladrius Common Stock represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Caladrius Board of Directors.
Caladrius Stockholders of record, other than those Caladrius Stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Annual Meeting in one of three ways:
•	send timely written notice to Caladrius’ Corporate Secretary stating that the stockholder would like to revoke its proxy;
•	submit new proxy instructions either on a new proxy card or via phone or the Internet; or
•	attend the Annual Meeting and vote virtually. Simply attending the Annual Meeting will not, by itself, revoke your proxy.
If a Caladrius Stockholder of record who owns shares of Caladrius Common Stock in “street name” has instructed a broker to vote its shares of Caladrius Common Stock, the stockholder must follow the directions received from its broker to change those instructions.
Required Vote
The presence, in person or represented by proxy, at the Annual Meeting of the holders of a majority of the shares of Caladrius Common Stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5, 6, 7 and 8. The affirmative vote of the holders of a majority of shares of Caladrius Common Stock having voting power outstanding on the Record Date is required for approval of Proposal Nos. 2 and 3. Broker non-votes will not be counted towards the vote total for Proposal Nos. 1, 5, 6, 7 and 8. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3. With respect to Proposal No. 4, the three nominees receiving the most “FOR” votes (from the votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Broker non-votes will not be counted towards the vote total for Proposal No. 4. The approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. The approval of the Reverse Stock Split (Proposal No. 2) is required in order to avoid a potential delisting of Caladrius Common Stock from The Nasdaq Capital Market. However, the approval of the Reverse Stock Split (Proposal No. 2) is not a condition to closing the Merger and is also not conditioned upon the consummation of the Merger, and as such the Reverse Stock Split may be implemented by the Caladrius Board of Directors even if the Merger does not take place. Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 3 will not be implemented, and Caladrius’ name will not be changed pursuant to this proposal.
Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No. 4 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Annual Meeting and will therefore not have any effect with respect to Proposal Nos. 1, 4, 5, 6, 7 and 8. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.
As of June 13, 2022, the directors and executive officers of Caladrius beneficially owned approximately 1.8% of the outstanding shares of Caladrius Common Stock entitled to vote at the Annual Meeting. Certain of the directors and executive officers of Caladrius are subject to support agreements. Each Caladrius Stockholder that entered into a support agreement has agreed to vote all shares of Caladrius Common Stock owned by such holder as of the Record Date (a) in favor of (i) the approval of the Merger Agreement, (ii) the approval of the transactions contemplated therein, including the issuance of shares of Caladrius Common Stock pursuant to the Merger Agreement, (iii) the adoption of an amendment to Caladrius’ amended and restated certificate of incorporation to effect the Reverse Stock Split, (iv) the adoption of an amendment to Caladrius’ amended and restated certificate of incorporation to effect the Caladrius Name Change, (v) any proposal to adjourn or postpone the Annual Meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein, including the issuance of Caladrius Common Stock pursuant to the Merger Agreement on the date on which such meeting is held, and (vi) any other proposal included in the proxy statement in connection with, or related to, the consummation of the Merger for which the Caladrius Board of Directors has recommended that Caladrius Stockholders vote in favor; and (b) against any competing Acquisition Proposal with respect to Caladrius. As of June 13, 2022, Caladrius is not aware of any affiliate of Cend owning any shares of Caladrius Common Stock entitled to vote at the Annual Meeting.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Caladrius may solicit proxies from Caladrius Stockholders by personal interview, telephone, telegram or otherwise. Caladrius and Cend will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Caladrius Common Stock for the forwarding of solicitation materials to the beneficial owners of Caladrius Common Stock. Caladrius will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Caladrius has retained Alliance Advisors to assist it in soliciting proxies using the means referred to above. Caladrius will pay the fees of Alliance Advisors, which Caladrius expects to be approximately $200,000 to $300,000, plus reimbursement of out-of-pocket expenses.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Caladrius Board of Directors does not know of any business to be presented at the Annual Meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER
This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Caladrius and Cend believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached to this proxy statement/prospectus/information statement as Annex A, the opinion of Back Bay attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Background of the Merger
The Caladrius Board of Directors and Caladrius’ management team regularly review Caladrius’ operating and strategic plans, both near-term and long-term, as well as various strategic alternatives in an effort to enhance stockholder value. As noted in its prior Annual Reports on Form 10-K, the Caladrius Board of Directors and management team have focused on, among other things, the opportunities and risks associated with Caladrius’ business and financial condition, potential partnering opportunities and strategic relationships, and other strategic options.
The terms of the Merger Agreement with Cend are the result of extensive arm’s-length negotiations among members of the Caladrius management team, and the management team of Cend, along with their respective advisors and under the guidance of each company’s board of directors. Caladrius followed a careful process assisted by experienced outside financial, scientific and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the process undertaken by Caladrius, the identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement with Cend.
On January 25, 2021, Caladrius announced that it had closed on a private placement sale of its common stock and warrants to purchase common stock, gross proceeds of which totaled approximately $25 million.
On February 12, 2021, Caladrius announced that it had entered into securities purchase agreements with several institutional investors to purchase shares and warrants, in a registered direct offering, gross proceeds of which totaled approximately $65 million.
Following these announcements, Caladrius’ management, along with its then engaged financial advisor, engaged in discussions relating to potential measures to preserve its cash while maximizing stockholder value.
On February 18, 2021, Dr. David J. Mazzo, Ph.D., Caladrius’ chief executive officer and president, received a telephone call from a board member and majority shareholder of Company A, a clinical-stage specialty pharmaceutical company developing treatments for pulmonary arterial hypertension and related diseases, a company of which Caladrius had performed a prior review in 2018. During such call, the representative of Company A expressed to Dr. Mazzo that Company A may be interested in exploring a strategic transaction with Caladrius whereby Caladrius would acquire all outstanding shares of Company A using Caladrius Common Stock as consideration for such acquisition.
On March 1, 2021, Caladrius and Company A executed a mutual nondisclosure agreement which did not include a standstill provision. Following execution of the nondisclosure agreement, members of Caladrius’ management team held an introductory meeting, on March 2, 2021, with Company A to discuss Company A’s business and a potential strategic transaction involving Caladrius. During such introductory meeting, the chief executive officer of Company A indicated to Caladrius’ management team that Company A was already reviewing two other potential strategic transactions of its own such that, if Caladrius’ management team and the Caladrius Board of Directors were interested in pursuing a transaction with Company A, any diligence and negotiation towards such a transaction would likely have to be on an accelerated timeline.
On March 3, 2021, both Caladrius and Company A provided one another access to the other’s virtual data room. Access to Company A’s data room was provided to members of the Caladrius clinical team, certain members of the Caladrius Board of Directors and a scientific KOL, a cardiologist, with whom Caladrius had engaged on prior diligence exercises.

On March 15, 2021, Company A presented its programs to the Caladrius management team. Among the items presented were preclinical findings of a revised formulation of Company A’s lead asset as well as a timeline of both near and long-term news flow which Company A predicted as its assets move through the clinic.
On April 14, 2021, Caladrius’ management team held a meeting with members of the Caladrius Board of Directors and its then engaged financial advisor to discuss competing assets under evaluation, timing and any associated financial implications thereto.
On April 15, 2021, Caladrius held a meeting with members of the Caladrius Board of Directors to discuss updates of its review of Company A, along with other assets and companies under evaluation. Caladrius executed a consulting agreement with a second scientific KOL, a pulmonary disease specialist, to perform diligence of Company A.
On April 16, 2021, Dr. Mazzo had a telephonic meeting with a board member of Company A, whereby Company A reaffirmed its intent to complete a transaction with Caladrius, in favor of the two other companies actively performing diligence. Dr. Mazzo made clear that diligence of Company A remained underway, and that Caladrius, with the guidance of the Caladrius Board of Directors, would have a conclusive decision upon completion of the required due diligence.
On May 19, 2021, Caladrius formally engaged Back Bay to provide financial and technical advisory services, including conducting a broad market search to identify and begin outreach to suitable merger and licensing candidates, as well as providing additional diligence of existing asset and company targets.
On May 21, 2021, certain members of the Caladrius Board of Directors and its management team participated in a videoconference with the Chief Medical Officer of Company A to discuss outstanding technical diligence-related questions as well as addressing key concerns which had arisen from the review by Caladrius’ engaged KOLs.
On June 7, 2021, at the direction of the Caladrius Board of Directors, Dr. Mazzo delivered an indication of interest for a business combination transaction involving Caladrius and Company A to Company A’s chairman of its board of directors and chief executive officer by email. The indication of interest contemplated Caladrius’ acquisition of all outstanding shares of Company A using Caladrius’ Common Stock as consideration for such acquisition at a fixed exchange ratio.
On June 15, 2021, Dr. Mazzo, Dr. Gregory Brown, Chairman of Caladrius’ Board of Directors, representatives of Caladrius’ then engaged financial advisor, and members of Company A’s board held a meeting regarding the terms within Caladrius’ indication of interest to gauge timing and the proposed consideration.
On June 24, 2021, a board member of Company A, and chair of a special committee reviewing Caladrius’ proposal informed Dr. Mazzo via email that, although Company A appreciated receiving the offer, its board considered the consideration contemplated by Caladrius’ indication of interest to be inadequate and that a counterproposal would not be forthcoming. Dr. Mazzo responded by considering Caladrius’ indication of interest withdrawn.
On June 25, 2021, Caladrius commenced its weekly meetings with Back Bay to identify and evaluate opportunities and targets suitable for a merger, acquisition and/or licensing transaction. In its capacity as an advisor, cumulatively over time, Back Bay presented Caladrius with hundreds of potential opportunities for review which resulted in approximately ten executed non-disclosure agreements, none of which included a standstill provision. Upon the execution of a non-disclosure agreement, members of the Caladrius management and development team engaged in more profound technical and, in some cases, corporate due diligence of the corresponding target as a supplement to the initial screening diligence performed by Back Bay.
On October 4, 2021, Back Bay provided a non-confidential presentation of Company B, a therapeutics company targeting primary mitochondrial diseases, and encouraged Caladrius to review the literature and proposed proceeding to having company-to-company discussions following execution of a nondisclosure agreement.
On October 5, 2021, the Caladrius Board of Directors voted to establish the Transactions Committee, consisting of directors Gregory B. Brown, M.D., Cynthia L. Flowers, Steven M. Klosk and David J. Mazzo, Ph.D. The purpose of the Transactions Committee was to review, and potentially to assist with negotiations of, transactions that Caladrius’ management team believed may be suitable for future consideration by the Caladrius Board of Directors.

On October 8, 2021, during a weekly meeting with Back Bay, members of Caladrius’ management team asked Back Bay to contact Cend as a potential target, citing the news flow of its published data presented at the European Society for Medical Oncology meeting in September 2020, and subsequent announcement of receiving FDA’s Fast Track Designation for treatment of pancreatic cancer on June 29, 2021.
On October 12, 2021, a nondisclosure agreement was executed between Caladrius and Company B, which did not include a standstill provision.
On October 15, 2021, an introductory meeting was held between Caladrius’ management team, Back Bay and the chief executive officer of Company B, a meeting in which the chief executive officer of Company B made clear that due to governing rules of Company B’s corporate domicile, Caladrius must provide a formal indication of interest, absent any specific considerations, prior to commencing due diligence and obtaining access to Company B’s data room.
On October 20, 2021, Back Bay delivered Caladrius’ formal indication of interest to Company B.
On November 1, 2021, both Caladrius and Company B provided one another access to the other’s virtual data room.
On November 2, 2021, Back Bay emailed David Slack, president and chief executive officer of Cend to set up a meeting. A meeting between representatives of Back Bay and Mr. Slack transpired on November 4, 2021, introducing Caladrius, without making specific mention of Caladrius.
On November 15, 2021, Caladrius discovered that the lead program of Company B was on a full clinical hold, information not previously disclosed by Company B. Dr. Mazzo instructed Caladrius’ management team and Back Bay to halt the ongoing diligence until the matter was adequately resolved.
On November 16, 2021, a nondisclosure agreement was executed between Caladrius and Cend, which did not include a standstill provision.
On November 17, 2021, Dr. Mazzo and Mr. Slack had an introductory meeting over videoconference.
On November 24, 2021, the chief executive officer of Company B notified Dr. Mazzo that the clinical hold had been lifted and its IND approved, thereby ensuring that diligence could resume.
On December 1, 2021, Dr. Mazzo and Mr. Slack held an in-person meeting in Boston, Massachusetts, to discuss the businesses of Caladrius and Cend, respectively, and Caladrius’ potential interest in pursuing a strategic transaction with Cend.
On December 6, 2021, Dr. Mazzo requested certain diligence items of Company B’s chief executive officer that were either unknown, had gone unanswered or were unable to be found within Company B’s data room.
On December 8, 2021, during Caladrius’ regularly scheduled quarterly Caladrius Board of Directors meeting, members of the Caladrius team and Back Bay presented its findings of Company B, outstanding items from diligence and gating factors.
On December 15, 2021, Caladrius’ management and Back Bay participated in an introductory call with management of Cend and its scientific founder, Erkki Ruoslahti, MD, PhD. During the call, Dr. Mazzo provided an overview of Caladrius, its technology and pipeline activities. In kind, Mr. Slack presented an overview of Cend, its technology and pipeline activities.
On December 16, 2021, Dr. Mazzo had a telephonic meeting with the chairman of Company B’s board of directors and expressed Caladrius’ willingness to proceed with diligence with the hopes of concluding a transaction; however, he indicated that Caladrius could not proceed with due diligence until the open diligence items were provided and addressed.
On December 17, 2021, Mr. Slack delivered to representatives of Back Bay responses to certain due diligence questions previously delivered to Cend by Back Bay. Back Bay circulated such responses to Caladrius’ management team.
On December 20, 2021, Mr. Slack called Dr. Mazzo and reaffirmed Cend’s interest in pursuing a transaction with Caladrius.
On January 6, 2022, Mr. Slack delivered a non-binding indication of interest for a business combination transaction involving Caladrius and Cend to Dr. Mazzo by email.

Between January 12 and January 20, 2022, Back Bay arranged and hosted five independent calls with pancreatic cancer physicians and KOLs, and presented, in a blinded manner, Cend’s technology and clinical findings; feedback of which was largely met with optimism. Members of Caladrius management team participated in each of the calls.
Throughout January and into March, representatives from Caladrius, their advisors and Cend continued to perform due diligence on one another.
On January 12, 2022, the Transactions Committee, as well as members of Caladrius’ management team, Back Bay and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to Caladrius (“Mintz”), held a meeting via videoconference to discuss Cend’s non-binding indication of interest and the desired response.
On January 17, 2022, Caladrius held a meeting to discuss a counterproposal to Cend’s indication of interest with members of its management team, Dr. Brown, Back Bay, and Mintz.
On January 18, 2022, following a call between the two; Dr. Mazzo provided Mr. Slack, via email, a counterproposal to Cend’s indication of interest. In addition, on January 18, 2022, Mr. Slack delivered to representatives of Back Bay responses to certain due diligence questions previously delivered to Cend by Back Bay.
On January 21, 2022, Cend formally engaged Evercore Group LLC (“Evercore”) to advise on potential strategic transactions.
From January 31, 2022, through February 4, 2022, Dr. Mazzo had a series of introductory meetings with members of the Cend Board of Directors; with director, Dr. Mike Sailor on January 31, with scientific founder and chairman, Dr. Erkki Ruoslahti on February 2, and with director, Ms. Heidi Henson on February 4, respectively.
On February 9, 2022, Mr. Slack notified Dr. Mazzo, via email, that Cend was exploring a transaction with another party, and though each party remained far apart on relative valuation, that a definitive decision with the other party would be made clear in a matter of weeks, if not days.
On February 15, 2022, Caladrius’ management team held a meeting to discuss strategy and other opportunities in the event a transaction with Cend did not materialize.
On February 22, 2022, Mr. Slack notified Dr. Mazzo by email, that Cend’s discussions with the other party had ceased, thereby ensuring that Caladrius and Cend could resume discussions.
Between February 23, 2022, and March 1, 2022, Dr. Mazzo participated in several telephonic meetings with Mr. Slack to discuss Caladrius’ interest in pursuing a strategic transaction with Cend.
On March 1, 2022, Dr. Mazzo and Mr. Slack met for dinner in San Diego, California, followed by a full day of meetings, on March 2, 2022, at Cend’s offices. Among other things, Dr. Mazzo and Mr. Slack discussed the potential management structure of a combined entity.
On March 9, 2022, Mr. Slack presented an overview of Cend, its technology and rationale for a transaction to the Caladrius Board of Directors during Caladrius’ regularly scheduled quarterly Caladrius Board of Directors meeting. Also on that day, Dr. Mazzo presented an overview of Caladrius, its technology and rationale for a transaction to the Cend Board of Directors during Cend’s regularly scheduled quarterly board meeting.
On March 13, 2022, Caladrius and Cend executed a non-binding term sheet with a 90-day period of exclusivity. Also, following execution of the term sheet, the parties corresponded, via email, regarding the concept of having a development agreement in place, whereby Caladrius would invest into Cend an undetermined sum to fund Cend’s clinical efforts in advance of a merger closing.
On March 14, 2022, members of Caladrius, Back Bay and Mintz discussed the scope of the proposed Merger Agreement concomitant with a joint development agreement and investment in Cend. Also on March 14, 2022, Dr. Brown, held a videoconference with Dr. Ruoslahti.
On March 21, 2022, representatives of Mintz, delivered to Caladrius and Back Bay, a draft of the proposed Merger Agreement.

Between March 23, 2022, and March 30, 2022, members of Caladrius, Mintz and Back Bay participated in several videoconferences to discuss the proposed joint development agreement and investment in Cend.
On March 29, 2022, following the inputs of Caladrius management and Back Bay, representatives of Mintz, delivered to Cend and Procopio, Cory, Hargreaves & Savitch LLP (“Procopio”), outside legal counsel to Cend, a draft of the proposed Merger Agreement.
On April 1, 2022, Procopio provided Mintz with a “high-level” issues list, including, among other things, a discussion of fiduciary outs and break-up fees and the introduction of a minimum cash closing condition.
On April 4, 2022, members of Caladrius’ management team, Back Bay and Mintz held a meeting to discuss the status and timing of the proposed joint development agreement with Mr. Slack and representatives of Procopio.
On April 6, 2022, Dr. Mazzo and Dr. Kristen K. Buck, Caladrius’ EVP of R&D and Chief Medical Officer, participated in meetings with Mr. Slack and Dr. Andrew Dorr, Cend’s consulting Chief Medical Officer, at Cend’s offices. Also on April 6, representatives of Procopio delivered via email, a proposal in which terms of the joint development agreement would be bifurcated into two separate agreements: a follow-on investment round of funding, comprised of broad provisions and rights therewith, along with a technical collaboration agreement, governed via a joint steering committee with equal participants from both Caladrius and Cend. Also on April 6, Procopio provided Mintz with an updated term sheet related to the proposed investment by Caladrius in Cend.
On April 7, 2022, members of Caladrius’ management team, representatives of Mintz and Back Bay held a meeting to discuss terms of the proposed investment agreement.
On April 8, 2022, members of Caladrius and Back Bay held a meeting on items related to Caladrius’ balance sheet and any impact thereto, of its investment in Cend. Also on April 8, Mintz provided Procopio with responses to the term sheet related to the proposed investment by Caladrius in Cend, including a discussion of voting rights and anti-dilution protection.
On April 11, 2022, the Transactions Committee, as well as members of Caladrius’ management team and representatives of Mintz, held a meeting via videoconference to outline terms of each the Merger Agreement, Purchase Agreement and Collaboration Agreement. With Mintz’s guidance, the Transaction Committee provided its input on certain covenants and provisions of the Merger Agreement, specifically, termination fees payable by each party in the event of termination in certain circumstances, closing conditions, deal-related fees and expenses and rights provided to Caladrius within the Purchase Agreement.
On April 12, 2022, representatives of Caladrius and Mintz held a meeting to discuss Caladrius’ representations and warranties. Also on April 12, a representative of Caladrius, its outside patent counsel of McCarter & English, Mr. Slack, and a representative of Procopio had a meeting, via videoconference, to discuss Cend’s intellectual property representations and warranties.
On April 13, 2022, members of Caladrius’ management team, representatives of Mintz and Back Bay held a meeting to discuss terms of the Merger Agreement, specifically the provision regarding Caladrius’ net cash at closing. Also on April 13, Dr. Mazzo, Dr. Buck, Mr. Slack, Dr. Ruoslahti, and Dr. Dorr, had a meeting, via videoconference, to discuss Cend’s proposed upcoming clinical studies and Mintz had a meeting with Procopio to discuss open items in the Merger Agreement, including termination fees and closing conditions.
On April 14, 2022, Mintz provided Procopio with the forms of support agreement and lock-up agreements.
On April 18, 2022, representatives of Caladrius and Mintz held a meeting to discuss open points, specifically with respect to the disclosure schedules to be attached to the Merger Agreement.
On April 20, 2022, the Transactions Committee, members of Caladrius’ management team and representatives of Mintz, held a meeting via videoconference, seeking guidance and resolution of key issues respective to the Merger Agreement. Also on April 20, 2022, members of Caladrius’ management team, representatives from Mintz, representatives of Back Bay, Mr. Slack, representatives of Procopio, and representatives of Evercore, held a meeting to discuss remaining issues associated with the Merger Agreement, including the exchange ratio, Caladrius’ anticipated cash at closing, Cend’s transaction-related expenses, capital allocation, and Caladrius’ fully-diluted cap table, including warrants, outstanding equity awards and equity plan reserves. In addition, on April 20, Procopio provided Mintz with a revised draft of the Merger Agreement.

On April 21, 2022, representatives of Caladrius, Mintz and Procopio held a meeting to review both parties’ respective capitalization tables. Also on April 21, Mintz provided Procopio with a revised draft of the Merger Agreement.
On April 22, 2022, representatives of Caladrius and Mintz held a meeting to discuss specifics of Caladrius’ assumptions of net cash at closing and discussions regarding the structure of the proposed investment by Caladrius in Cend. Also on April 22, Procopio provided Mintz with a revised draft of the Merger Agreement.
On April 23, 2022, Dr. Mazzo, representatives of Mintz, Mr. Slack, and representatives at Procopio held a meeting to resolve all remaining issues associated with the Purchase Agreement and the Merger Agreement, specifically regarding Caladrius’ anticipated cash at closing, the targeted closing date of the transaction and anti-dilution rights of potential future down-rounds. Following this meeting, Mintz provided Procopio with a revised draft of the Merger Agreement.
On April 24, 2022, members of Caladrius, representatives of Mintz, representatives of Procopio, and representatives of Evercore held a meeting, by videoconference, to discuss adjustments to net cash at the closing and the definition and calculations of the exchange ratio. Later on April 24, Mintz circulated the final executable copy of the Merger Agreement to each of Caladrius, Back Bay, Cend, Procopio, and Evercore.
On April 25, 2022, the Caladrius Board of Directors held a videoconference meeting for the purpose of reviewing and discussing the final terms of the Merger Agreement, including consideration of the fairness analysis by Back Bay with respect to the merger consideration and receiving an update as to timing of the merger. Participants included all members of the Caladrius Board of Directors, and representatives from Caladrius’ management team, Back Bay, and Mintz.
The Mintz representative provided a detailed review of the material terms of the Merger Agreement, Collaboration Agreement and Purchase Agreement. Representatives of Mintz also reviewed with the Caladrius Board of Directors the final forms of the Voting Agreement and lock-up agreement to be entered into by the directors and officers. During this review, several areas where Caladrius was successful in negotiating concessions or better outcomes than were originally advanced by Cend (including with respect to termination provisions and fees and deal structuring provisions that increased deal certainty from Caladrius' perspective) were discussed, as well as other negotiated points. During this presentation, questions from the directors were addressed, including a detailed discussion about the minimum cash closing requirement and Caladrius' comfort level of satisfying that condition under various scenarios.
Representatives from Back Bay provided a detailed fairness presentation, during which directors' questions were asked and answered.
The Mintz representative also provided a review of the Caladrius Board of Directors’ fiduciary duties and other legal aspects of the transaction. The Caladrius Board of Directors expressed consensus and satisfaction that a full and complete process had been run and that the appropriate corporate governance steps had been taken. The Caladrius Board of Directors reiterated its view that the proposed transaction was the best opportunity for maximizing Caladrius stockholder value, noting the objective merits of both the process that had been engaged in, the ultimate selection of Cend based on scientific, clinical, and probability-of-success rationale, along with the deal terms.
After it was confirmed that there were no material changes to the Merger Agreement from the version it had previously reviewed, Back Bay orally presented its fairness opinion, which was confirmed by delivery of a written opinion dated April 25, 2022, that, as of that date, and based upon the assumptions, qualifications and limitations set forth in its opinion, the Exchange Ratio was fair, from a financial point of view, to the Caladrius Stockholders.
Following these presentations and discussions, representatives of Mintz reviewed with the Caladrius Board of Directors the proposed resolutions that had been provided in advance of the meeting. Following review and discussion among the participants, the Caladrius Board of Directors unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of Caladrius Common Stock to the Cend Stockholders pursuant to the Merger Agreement, were fair to, advisable and in the best interest of Caladrius and the Caladrius Stockholders; approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of Caladrius Common Stock to the Cend Stockholders; and determined to recommend, upon the terms and subject to the conditions of the

Merger Agreement, that the Caladrius Stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of Caladrius Common Stock to the Cend Stockholders. In the evening of April 26, 2022, the Merger Agreement and related signing agreements were signed.
On April 27, 2022, at 8:30 A.M. Eastern Time, Caladrius and Cend issued a joint press release publicly announcing the signing of the definitive Merger Agreement.
Caladrius Reasons for the Merger
The Caladrius Board of Directors considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that Caladrius Stockholders approve the Merger Agreement, and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Caladrius Common Stock in the Merger, all of which the Caladrius Board of Directors viewed as supporting its decision to approve the business combination with Cend:
•
the Caladrius Board of Directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential merger candidates to identify the opportunity that would, in the Caladrius Board of Directors’ opinion, create the most value for Caladrius Stockholders;

•
the Caladrius Board of Directors believes that, as a result of arm’s length negotiations with Cend, Caladrius and its representatives negotiated the highest exchange ratio that Cend was willing to agree to and that the terms of the Merger Agreement include the most favorable terms to Caladrius in the aggregate to which Cend was willing to agree;

•
the Caladrius Board of Directors believes that, after a thorough review of strategic alternatives and discussions with Caladrius’ senior management, financial advisors and legal counsel, the Merger is more favorable to Caladrius Stockholders than the potential value that might have resulted from other strategic options available to Caladrius;

•
the Caladrius Board of Directors believes, based in part on scientific diligence and analysis of Cend’s product pipeline, its therapeutic discovery capabilities, the potential market opportunity for its products and the expertise of its scientific team, which was conducted over several weeks by Caladrius’ management and reviewed with the Caladrius Board of Directors, that Cend’s potential product candidates represent a sizeable market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for Caladrius Stockholders to participate in the potential growth of the combined organization;

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the Caladrius Board of Directors also reviewed with the management of Caladrius and the management of Cend the current plans of Cend for developing CEND-1 to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of those development candidates, and also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of Caladrius’ public company structure with Cend’s business to raise additional funds in the future, if necessary;

•
the Caladrius Board of Directors also considered the strength of the balance sheet of the combined organization, in addition to the approximately $69.9 million of net cash that Caladrius is expected to have immediately prior to the consummation of the Merger, assuming for this purpose a closing date of September 30, 2022;

•
the Caladrius Board of Directors also considered that the combined organization will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Caladrius and Cend; and

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the Caladrius Board of Directors considered the financial analyses of Back Bay, including its opinion to the Caladrius Board of Directors as to the fairness to Caladrius Stockholders, from a financial point of view as of the date of the opinion, of the Exchange Ratio, as more fully described below under the caption “The Merger—Opinion of the Caladrius Financial Advisor.”

The Caladrius Board of Directors also reviewed various factors impacting the financial condition, results of operations and prospects for Caladrius, including:
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the strategic alternatives to the Merger, including potential transactions that could have resulted from discussions that Caladrius’ management conducted with other potential merger, acquisition and licensing partners;

•	the risks associated with continuing to operate Caladrius drug development programs on a stand-alone basis without diversifying its pipeline of development product candidates; and
•	Caladrius’ potential inability to maintain its listing on The Nasdaq Capital Market without completing the Merger and the Reverse Stock Split.
The Caladrius Board of Directors also reviewed the terms and conditions of the Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
•
the initial Exchange Ratio used to establish the number of shares of Caladrius Common Stock to be issued to Cend Stockholders in the Merger was determined based on the relative valuations of the companies, and thus the relative percentage ownership of Caladrius Stockholders and Cend Stockholders immediately following the completion of the Merger is subject to adjustment based on the amount of Caladrius’ net cash immediately prior to Closing and Cend’s unpaid transaction costs;

•
the limited number and nature of the conditions to Cend’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•
the respective rights of, and limitations on, Caladrius and Cend under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Caladrius or Cend receive a superior offer;

•
the reasonableness of the potential termination fee of $1.0 million or $4.0 million, as applicable, and related reimbursement of certain transaction expenses of up to $1.0 million, which could become payable by either Caladrius or Cend if the Merger Agreement is terminated in certain circumstances;

•
the support agreements, pursuant to which the directors and officers of Caladrius and the directors, officers and certain stockholders of Cend have agreed, solely in their capacity as stockholders of Caladrius and Cend, respectively, to vote all of their shares of Caladrius Common Stock or Cend Capital Stock in favor of the approval or adoption, respectively, of the Merger Agreement;

•
the agreement of Cend to provide the written consent of Cend Stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Caladrius Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:
•
the $1.0 million termination fee and up to $1.0 million in related expense reimbursement obligations payable by Caladrius to Cend upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Caladrius Stockholders;

•	the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;
•	the possible volatility, at least in the short term, of the trading price of Caladrius Common Stock resulting from the announcement of the Merger;

•
the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Caladrius of the public announcement of the Merger or delay or failure to complete the Merger;

•
the likely detrimental effect on Caladrius’ cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

•
the risk to Caladrius’ business, operations and financial results in the event that the Merger is not consummated, including the diminution of Caladrius’ cash and its possible inability to raise additional capital through the public or private sale of equity securities;

•	the likelihood of disruptive stockholder litigation following announcement of the Merger;
•	the unproven, early-stage nature of Cend’s product candidates, which may not be successfully developed into products that are marketed and sold;
•	the strategic direction of the combined organization following the completion of the Merger; and
•	various other risks associated with the combined organization and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.
The foregoing information and factors considered by the Caladrius Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Caladrius Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Caladrius Board of Directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Caladrius Board of Directors may have given different weight to different factors. The Caladrius Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Caladrius’ management team, members of the Strategy Committee and the legal and financial advisors of Caladrius, and considered the factors overall to be favorable to, and to support, its determination.
Cend Reasons for the Merger
The following discussion sets forth material factors considered by the Cend Board of Directors in reaching its determination to approve the Merger Agreement and approve the Merger; however, it may not include all of the factors considered by the Cend Board of Directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Merger, the Cend Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Cend Board of Directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the Merger, the Cend Board of Directors engaged Evercore to represent it in negotiations and provide guidance in determining whether a proposed merger was favorable. Cend also consulted with Cend’s senior management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•	historical and current information concerning Cend’s business, including its financial performance and condition, operations, management and competitive position;
•
the potential increased access to sources of capital and a broader range of investors to support the clinical development of its therapeutic candidates following consummation of the transaction compared to if Cend continued to operate as a privately held company;

•	the potential to provide current Cend Stockholders with greater liquidity by owning stock in a public company;
•
the Cend Board of Directors’ belief that no alternatives to the Merger were reasonably likely to create greater value for Cend Stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Cend Board of Directors;

•
the $10 million of cash resources provided to Cend by Caladrius pursuant to the Purchase Agreement and the cash resources of the combined organization expected to be available at the Closing relative to the anticipated burn rate of the combined organization;

•
the availability of appraisal rights under the DGCL to Cend Stockholders who comply with the required procedures under the DGCL, which allow such Cend Stockholders to seek appraisal of the fair value of their shares of Cend Capital Stock as determined by the Delaware Court of Chancery;

•
the expectation that the Merger would be a higher probability and more cost-effective means to access capital than other options considered by the Cend Board of Directors, including additional private financings or an initial public offering;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:
•
the determination that the expected relative percentage ownership of Caladrius Stockholders and Cend Stockholders in the combined organization was appropriate, in the judgment of the Cend Board of Directors, based on the Cend Board of Directors’ assessment of the approximate valuations of Caladrius (including the value of the net cash Caladrius is expected to provide to the combined organization) and Cend (including the value of the net cash Cend is expected to provide to the combined organization);

•	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes;
•	the limited number and nature of the conditions to the obligation of Caladrius to consummate the Merger;
•	the rights of Cend under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Cend receive a superior proposal;
•
the conclusion of the Cend Board of Directors that the potential termination fee of $1.0 million payable by Caladrius and $4.0 million payable by Cend and related reimbursement of certain transaction expenses of up to $1.0 million, which could become payable by either Caladrius or Cend if the Merger Agreement is terminated in certain circumstances, were reasonable; and

•
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the fact that shares of Caladrius Common Stock issued to Cend Stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Cend Stockholders who are not affiliates of Cend and who are not parties to lock-up agreements;

•
the support agreements, pursuant to which certain directors, officers and stockholders of Caladrius and Cend, respectively, have agreed, solely in their capacity as stockholders of Caladrius and Cend, respectively, to vote all of their shares of Cend Capital Stock or Caladrius Common Stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•
the ability to obtain a Nasdaq listing and the fact that Caladrius will, subject to approval by Caladrius Stockholders of Proposal No. 3, change its name to “Lisata Therapeutics, Inc.” upon the Closing;

•	the fact that the proposed Merger may enable certain stockholders of Caladrius and Cend to increase the value of their current shareholding; and
•	the likelihood that the Merger will be consummated on a timely basis.
The Cend Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Cend and the ability of Cend to obtain financing in the future in the event the Merger is not completed;

•
the fact that the Exchange Ratio is not subject to adjustment based on the price of Caladrius Common Stock, which the Cend Board of Directors determined is appropriate to determine relative percentage ownership of Caladrius’ and Cend’s security holders;

•
the termination fee of $4.0 million, or in some situations the reimbursement of certain transaction expenses incurred in connection with the Merger of up to $1.0 million, payable by Cend to Caladrius upon the occurrence of certain events, and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Cend Stockholders;

•	the risk that the Merger might not be consummated in a timely manner or at all;
•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;
•
the additional expenses and obligations Cend’s business will be subject to following the Merger that Cend has not previously been subject to, and the operational changes to Cend’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing; and
•
various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The Cend Board of Directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of Cend’s management’s attention for an extended period of time. After taking into account these and other factors, the Cend Board of Directors approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Merger.
Opinion of the Caladrius Financial Advisor
Caladrius engaged Back Bay to advise the Caladrius Board of Directors with respect to ongoing strategic planning and the consideration of alternative strategies, including a possible merger, pursuant to an engagement letter dated May 21, 2021. As part of this engagement and at the request of the Caladrius Board of Directors, Back Bay delivered an opinion, dated April 25, 2022, to the Caladrius Board of Directors to the effect that, as of that date and based on and subject to various assumptions, qualifications, matters considered and limitations described in the opinion, the consideration provided for in the Merger was fair, from a financial point of view, to Caladrius. For purposes of Back Bay’s analyses and opinion, the term consideration refers to (i) the cancellation of 1,135,650 shares of Cend Series D Preferred Stock, $0.00001 par value per share, which were issued to Caladrius for an aggregate purchase price of $10.0 million pursuant to the Purchase Agreement that was entered into by Caladrius and Cend concurrently with their entry into the Merger Agreement and (ii) the shares of Caladrius Common Stock to be issued to holders of Cend Capital Stock in the Merger.
Back Bay’s opinion was provided solely for the benefit of the Caladrius Board of Directors (in its capacity as such) in connection with, and for the purposes of, its evaluation of the Merger. Back Bay’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the consideration (as expressly specified in such opinion) and did not address any other aspect of the Merger. Back Bay’s opinion did not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to Caladrius or Caladrius’ underlying business decision to effect the Merger. Back Bay does not express any opinion and does not make any recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.
Back Bay’s opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might have been available to Caladrius, nor does it address the underlying business decision of Caladrius or the Caladrius Board of Directors to pursue, structure, approve, recommend or proceed with the Merger. Back Bay does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection the entry into the Merger Agreement. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Back Bay relied, with the Caladrius Board of Directors’ consent, on the advice of the outside counsel and independent accountants of Caladrius, and on the assumptions of the management of Caladrius, as to all legal, regulatory, accounting, insurance, and tax matters with respect to Caladrius, Cend, and the Merger. In addition, Back Bay expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to be paid to any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the consideration paid in the Merger or otherwise. No limitations were imposed by the Caladrius Board of Directors upon Back Bay with respect to the investigations made or procedures followed by it in rendering its opinion.
In connection with its opinion, Back Bay among other things: (i) reviewed the draft Merger Agreement, dated April 24, 2022, and other related documentation, including the Collaboration Agreement and the Purchase Agreement; (ii) reviewed certain publicly available historic financials, operating data, and other business information regarding Caladrius; (iii) reviewed financial and operating information with respect to the business, operations and prospects of Caladrius furnished to Back Bay by Caladrius, including financial projections of Caladrius prepared by management of Caladrius, which are referred to herein as the Caladrius projections, (iv) reviewed financials, operating data, capitalization, pro formas, other internal documents, trading information of Caladrius stock, and other business information regarding Cend, prepared by and furnished to Back Bay by the management of Cend, including financial projections of Cend prepared by management of Cend, which are referred to herein as Cend projections, (v) held discussions with members of senior management of Caladrius and Cend, regarding past and current operations, financial condition and prospects; (vi) reviewed certain financial and stock market data of Caladrius and other selected publicly held companies Back Bay deemed to be comparable to Caladrius and Cend; (vii) reviewed the financial terms, to the extent publicly available, of certain announced acquisitions and corporate transactions Back Bay deemed to be comparable to the Merger; (viii) performed a discounted cash flow analysis of Cend on a stand-alone basis; and (ix) took into account such other quantitative analyses and other matters Back Bay deemed relevant and necessary, including an assessment of general economic, market and monetary conditions.
In conducting its review and analysis and in arriving at its opinion, Back Bay, with consent of the Caladrius Board of Directors, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Back Bay or publicly available. Back Bay did not undertake any responsibility for independently verifying, and did not independently verify the accuracy, completeness, or reasonableness of any such information and further relied upon the assurances of the management of Caladrius that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Back Bay did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Caladrius or Cend, nor was Back Bay furnished with such materials. Back Bay made no independent investigation of any legal, accounting or tax matters relating to Caladrius, Cend, or the Merger, and assumed the correctness and adequacy of all legal, accounting and tax advice given. With respect to the Caladrius projections, upon the advice of the Caladrius Board of Directors, Back Bay assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Caladrius as to the future financial performance of Caladrius and that Caladrius will perform substantially in accordance with such projections and relied on the Caladrius projections in arriving at its opinion. With respect to Cend projections, upon the advice and at the direction of the Caladrius Board of Directors, Back Bay assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cend as to the future financial performance of Cend and that Cend will perform substantially in accordance with such projections and relied on Cend projections in arriving at its opinion. Back Bay assumed in its analysis that Caladrius will be deemed to be the acquiring party for accounting purposes. For purposes of rendering its opinion, Back Bay assumed in all respects material to its analysis, that the consideration was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without material alteration or waiver thereof, that all estimated financial forecasts will be realized, that all governmental, regulatory, shareholder or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the expected benefits of the Merger or in any way meaningful to its analysis, and that all conditions to the consummation of the proposed transaction will be satisfied without material alteration. Back Bay also assumed, with the consent of the Caladrius Board of Directors, that the final form of the Merger Agreement was substantially the same as the last draft reviewed by it.
In addition, Back Bay assumed, with the consent of the Caladrius Board of Directors, that the historical financial statements of Caladrius reviewed by Back Bay were prepared and fairly presented in accordance with U.S. GAAP consistently applied. Back Bay understood that Cend historical financial statements reviewed by Back Bay were not prepared in accordance with U.S. GAAP. Back Bay assumed, with the consent of the Caladrius Board of Directors, that Cend historical financial statements reviewed by its are materially complete and fairly present the financial condition and results of operations of Cend as of and for the dates and periods indicated therein.

Back Bay further assumed, with the consent of the Caladrius Board of Directors, that as of the date of its opinion, there had been no material adverse change in Caladrius’ or Cend’s assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to Back Bay which change was not disclosed to Back Bay prior to the date of its opinion. Back Bay did not express any opinion as to (i) the value of any other arrangement entered into in connection with the Merger, or (ii) any tax or other consequences that might result from the proposed transaction. Back Bay did not express any opinion as to the impact of the Merger on the solvency or viability of the combined company.
Back Bay’s opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available to Caladrius or Caladrius’ underlying business decision to effect the Merger or any related transaction. Back Bay’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger or any related transaction. At the Caladrius Board of Directors’ direction, Back Bay has not been asked to, nor has Back Bay, offered any opinion as to (i) the terms, other than the combined consideration to the extent expressly specified in its opinion, of the Merger Agreement or any related documents or the form of the Merger or any related transaction, (ii) the Cend Series D Preferred Stock private placement transaction in any respect, including the impact, terms and form of, and any documents relating to, the private placement transaction and the ability of the private placement transaction to be consummated. Back Bay expressed no opinion as to what the value of the Caladrius Common Stock will be when issued pursuant to the Merger or any related transaction or the price at which the Caladrius Common Stock will trade at any time. In addition, Back Bay expressed no opinion as to any adjustment, or the effect of any adjustment, to the amount of the exercise price of any warrant or option issued by Caladrius. In rendering its opinion, Back Bay assumed, with the consent of the Caladrius Board of Directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that Back Bay reviewed, (ii) Caladrius and Cend would comply with all material terms of the Merger Agreement, and (iii) the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. Back Bay also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect on Caladrius, Cend or the expected benefits of the Merger in any way meaningful to Back Bay’s analysis. Back Bay is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Caladrius and its advisors with respect to such issues. Back Bay was not authorized to solicit and did not solicit indications of interests in a business combination with Caladrius from any other party.
Back Bay’s opinion was for the sole benefit and use of the Caladrius Board of Directors in its consideration of the aggregate consideration to be paid in the Merger, and the opinion should not be construed as a recommendation or investment advice to any holders of Caladrius securities with respect to how such securityholders should vote or otherwise act with respect to the Merger. Back Bay’s opinion was approved by an authorized internal committee of Back Bay and is necessarily based upon information made available to it and market, economic and other conditions as they existed on, and can be evaluated as of the date of the opinion. Back Bay expressed no opinion as to the prices at which shares of Caladrius Common Stock would trade following the announcement or consummation of the Transaction. Other than in connection with the delivery to the Caladrius Board of Directors of an updated or modified opinion, or an affirmation of its original opinion, in each case as may be requested by the Caladrius Board of Directors, Back Bay does not undertake any obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring hereafter.
In preparing its opinion, Back Bay performed a variety of valuation analyses, including those described above. The summary of Back Bay’s analyses is not a complete description of the analyses underlying Back Bay’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Back Bay’s opinion nor the analyses underlying that opinion are readily susceptible to partial analysis or summary description. Back Bay arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Back Bay believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Back Bay considered industry factors (such as the probability of success of a drug), general business and economic conditions and other matters, many of which are beyond the control of Caladrius and Cend. The estimates of the future performance of Caladrius and Cend in or underlying Back Bay’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Back Bay’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Back Bay’s view of the actual value of Caladrius or Cend.
The combined consideration to be paid by Caladrius pursuant to the Merger Agreement was determined through negotiations between Caladrius and Cend and was approved by the Caladrius Board of Directors. The decision to enter into the Merger Agreement and any related agreements was solely that of the Caladrius Board of Directors. Back Bay’s opinion and analyses were only one of many factors considered by the Caladrius Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Caladrius Board of Directors, management or any other party with respect to the Merger or related transactions or the consideration payable in the Merger or related transactions.
Financial Analyses
The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the financial analyses provided by Back Bay to the Caladrius Board of Directors in connection with Back Bay’s opinion, dated April 25, 2022. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Back Bay, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of Back Bay’s financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Back Bay’s financial analyses.
Comparable Transaction Analysis
Mergers & Acquisitions
Back Bay analyzed certain publicly available information in the following transactions, which involved acquisitions of biotech or biotechnology firms with oncology products in Phase I and Phase II stage of clinical trials announced between January 2017 and March 2022:
Date Announced	Target	Acquiror	Upfront Payment (millions)	Closing Date
December 2021	VCN Biosciences, S.L.	Synthetic Biologics, Inc.	$5.0	March 10, 2022
October 2021	Takeda Pharmaceutical Company Limited	Calithera Biosciences, Inc.	$45.0	October 18, 2021
August 2020	Forbius	Bristol Myers Squibb	$185.0	September 21, 2020
July 2020	Dynavax Technologies Corporation	TriSalus Life Sciences	$9.0	August 3, 2020
July 2020	Kiq Bio LLC	Unum Therapeutics Inc.	$104.0	July 6, 2020
December 2019	Synthorx, Inc.	Sanofi S.A.	$2,500.0	January 23, 2020
May 2019	Peloton Therapeutics, Inc.	Merck & Co., Inc.	$1,000.0	May 21, 2019
March 2019	FameWave Ltd.	Kitov Pharma Ltd.	$10.0	January 8, 2020
February 2019	Immune Design Corp.	Merck & Co., Inc.	$300.0	April 2, 2019
May 2018	AurKa Pharma, Inc.	Eli Lilly and Company	$110.0	June 2018
January 2018	Cascadian Therapeutics, Inc.	Seagen Inc.	$614.0	March 9, 2018
December 2017	Ignyta, Inc.	Roche Holding AG	$1,700.0	January 10, 2018
March 2017	Cerulean Pharma Inc.	BlueLink Pharmaceuticals, Inc.	$2.0	March 19, 2017

Back Bay reviewed the purchase price paid in each such transaction, comprised of an upfront payment and other deferred consideration (e.g., milestone payments) and derived a valuation of Cend based on the adjusted median (excluding highs and lows) upfront and milestone payments in each such transaction. This analysis demonstrated the following median and mean transaction payment values:
Transaction Payment(1)
(in US$ millions)
Upfront	Milestone
Median: $110	Median: $465
Mean: $371	Mean: $550
(1)	Minimum and maximum values were excluded prior to calculating the mean and median values.
Licensing Transactions
Back Bay analyzed certain publicly available information in the following transactions, which involved licensing of biotech or biotechnology firms with oncology (solid tumors) products in Phase I stage of clinical trials announced between January 2017 and March 2022:
Date Announced	Target	Acquiror
April 2021	Pfizer Inc.	Celcuity
March 2021	Ipsen	Fusion Pharmaceutials, Inc.
March 2021	Kazia Therapeutics Limited	Oasmia Pharmaceutical AB
January 2021	Medivir AB	IGM Biosciences, Inc.
December 2020	Relay Therapeutics, Inc.	Genentech
October 2020	CTxONE	Pfizer Inc.
May 2020	ACEA Therapeutics Inc.	Sorrento Therapeutics, Inc.
December 2018	Boehringer Ingelheim International GmbH	Xynomic Pharmaceuticals, Inc.
December 2017	UCB Biopharma	Stemline Therapeutics Inc.
December 2017	Ono Pharmaceutical Co., Ltd.	Bristol Myers-Squibb K.K.
December 2017	Bristol Myers-Squibb	Ayala Therapeutics
January 2017	Calithera Biosciences, Inc.	Incyte Corp.
Back Bay reviewed the purchase price paid in each such transaction comprised of an upfront payment and other deferred consideration (e.g., milestone payments) paid in each transaction and derived a valuation of the Company based on the adjusted mean and median (excluding minimum and maximum values) upfront and milestone payments in each such transaction. This analysis demonstrated the following median and mean transaction payment values:
Transaction Payment(1)
(in US$ millions)
Upfront	Milestone
Median: $9	Median: $352
Mean: $15	Mean: $363
(1)	Minimum and maximum values were excluded prior to calculating the mean and median values.

Comparable Companies Analyses
Caladrius. Back Bay performed a comparable company analysis with respect to Caladrius. Back Bay reviewed and compared Caladrius to certain publicly traded companies, each of which, similar to Caladrius, has a market capitalization that is lower than its cash holdings net of liabilities, which is not a rare occurrence in biotechnology with high cash burn rates and uncertain returns. The companies are Phase II clinical-stage oncology firms focused on developing treatments for various forms of cancer. Back Bay used publicly available information and current and historical financial information for each such comparable company in its analysis. The companies selected, as well as their respective market capitalization as of April 25, 2022, were:
Company	Market Capitalization (millions)
ARCA Biopharma, Inc.	$35.2
BioaAtla,Inc.	$14.8
Bellicum Pharmaceuticals, Inc.	$137.6
Calithera Biosciences, Inc.	$21.6
Elevation Oncology, Inc.	$56.4
IMARA Inc.	$37.9
PharmaCyte Biotech, Inc.	$46.8
Protara Therapeutics, Inc.	$48.4
Salarius Pharmaceuticals, Inc.	$12.7
Syros Pharmaceuticals, Inc.	$59.5
These companies were selected on the basis of their financial and operating metrics and characteristics, including products in pre-clinical and clinical trials, risk profile, size and type of operations. Back Bay calculated the enterprise values of each comparable company as of the close of market on April 25, 2022 and derived an equity valuation of Caladrius based on the mean and median enterprise values of such companies, which valuation assumed that Caladrius had a cash balance of $94.9 million based on Caladrius’ public filings as of April 25, 2022. This analysis demonstrated the following median and mean transaction value of the comparable companies:
Comparable Companies – Caladrius Biosciences
(in US$ millions)
Market Capitalization	Enterprise Value
Median: $42	Median: ($25)
Mean: $47	Mean: ($30)
High: $138	High: $48
Low: $13	Low: ($108)
Cend. Back Bay performed a comparable company analysis with respect to Cend. Back Bay reviewed and compared Cend to certain publicly traded companies that, similar to Cend, are Phase I to Phase I/II clinical-stage oncology firms focused on developing treatments for solid tumors. Back Bay used publicly available information and current and historical financial information for each such comparable company in its analysis. The companies selected, as well as their respective market capitalization as of April 25, 2022, were:
Company	Market Capitalization (millions)
Cyclacel Pharmaceuticals, Inc.	$20.0
Immix Biopharma, Inc.	$20.1
Neoleukin Therapeutics, Inc.	$56.9
Onconova Therapeutics, Inc.	$30.3
Salarius Pharmaceuticals, Inc.	$12.7

These companies were selected on the basis of their financial and operating metrics and characteristics, including products in clinical trials, risk profile, size and type of operations. Back Bay calculated the enterprise values of each comparable company as of the close of market on April 25, 2022 and derived an enterprise value range for Cend based on the range of enterprise values of such companies. This analysis indicated the following median and mean transaction values for the comparable companies:
Comparable Companies – Cend Therapeutics
(in US$ millions)
Market Capitalization	Enterprise Value
Median: $20	Median: ($17)
Mean: $28	Mean: ($26)
High: $57	High: $2.5
Low: $13	Low: ($73)
Recent Biotech IPOs
Back Bay reviewed and compared Cend to biotechnology companies that were in the Phase I or Phase II trial stage of drug development in the oncology therapeutic area and modalities inclusive of antibodies, small molecules, biologics, and peptides and underwent initial public offerings between January 2019 and March 2022. Back Bay used publicly available information and current and historical financial information for each such company in its analysis. The companies for this analysis, as well as their respective pricing dates and IPO pre-money valuations, were:
Company	Pricing Date	IPO Pre-Money Valuation (Millions)
Xilio Therapeutics, Inc.	October 2021	$309.0
Adagene Inc.	February 2021	$661.7
Olema Pharmaceuticals, Inc.	November 2020	$522.9
Codiak BioSciences, Inc.	October 2020	$196.4
Shattuck Labs, Inc.	October 2020	$477.4
Immunome Inc.	October 2020	$81.4
Prelude Therapeutics Incorporated	September 2020	$648.5
ALX Oncology Holdings Inc.	July 2020	$507.5
Revolution Medicines, Inc.	February 2020	$729.3
Bicycle Therapeutics plc	May 2019	$187.1
Turning Point Therapeutics, Inc.	April 2019	$385.0
In this analysis, Back Bay reviewed, among other things, the median and mean pre-initial public offering (IPO) valuation of each such company, which was derived by applying an illiquidity discount of 25.0% to reflect Cend’s private company status. This analysis indicated the following median and mean pre-IPO pre-money valuation for Cend:
IPO Pre-Money Valuation(1,2)
(in US$ millions)
Median: $358
Mean: $325
(1)	Minimum and maximum values were excluded prior to calculating the mean and median values.
(2)
Includes 25.0% illiquidity Discount rate for lack of marketability based on “Discounts involved in Purchases of Common Stock (1966-1969),” Institutional Investor Study Report of the Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92nd Congress, 1st Session, 1971, pp. 2444-56.

Discounted Cash Flow Analysis
Company. Back Bay performed a discounted cash flow analysis of Cend by calculating the estimated present values of the unlevered free cash flows that Cend was forecasted to generate during the period from January 1, 2022 to December 31, 2025 based on Cend projections.

Back Bay discounted Cend’s unlevered free cash flow to present value as of January 1, 2022 using a selected discount rate range of 12.0% to 20.0% based on Back Bay’s estimation of Cend’s then current weighted average cost of capital of 16.0%, in line with Caladrius’ weighted-average cost of capital and assumed a CEND-1 product launch in the U.S. and Ex-U.S. in 2025 and 2026, respectively. Based on feedback Back Bay received from key opinion leaders (“KOLs”), Back Bay created a sensitized model by applying a 2.80% probability of success adjustment for the obtaining of regulatory approval of a Phase II clinical-stage solid tumor and pancreatic cancer asset and assumed the product launch would be delayed until 2027 and 2028 in the U.S. and Ex-U.S., respectively. Back Bay then calculated Cend’s implied equity valuation using company management assumptions and the sensitized assumptions. This analysis indicated the following risk-adjusted net present value ranges for Cend in these two scenarios:
Risk-Adjusted Net Present Value Range
(in US$ millions)
Company Management	Sensitized Assumptions
Assumptions	(probability of success adjusted)
$108 to $211	$39 to $105
Methodology for Estimating Probability of Success (POS) Adjustments
In order for a therapy to reach the market, that therapy must successfully complete various phases of clinical trials and then must be approved by a regulatory agency (such as the FDA) for marketing. Typically, a therapy progresses from preclinical (non-human) testing into and through clinical (human) testing in a serial manner culminating in the regulatory review and potential approval.
In order to calculate the probability of success for a therapy to gain regulatory approval, one must consider both the probability of achieving individual clinical milestones as well as the total cumulative probability of the therapy progressing from the current phase of clinical development through approval. Because each phase of development has its own individual probability of success, in order to calculate the total cumulative probability of success through approval at any given point in development, one typically uses the product of multiplying all of the probabilities of success of each individual phase to be completed to arrive at a total cumulative probability of success for marketing approval. Collectively, these likelihoods of achieving certain outcomes on both an individual and collective basis are referred to as the therapy’s probability of success. The cumulative probability of success for an individual product is applied directly to all future revenues and is similarly applied to expenses that are projected to occur post-marketing approval if the existence of such expenses is dependent upon the future approval of the product. For any expenses that are projected to occur before marketing approval, expenses associated with the completion of ongoing activities devoted to progressing to the next phase are considered sunk costs and are not adjusted. For expenses that occur in the phase following the current phase of an individual product, the appropriate cumulative probability from the current phase to the appropriate projected stage of development is applied to the expense.
Unaudited Pro Forma Condensed Combined Financial Information
The following unaudited pro forma condensed combined financial statements are based on Caladrius’ forecasted financial statements and Cend’s forecasted financial statements, as adjusted to give effect to the Merger. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Merger as if it had occurred on September 30, 2022.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Caladrius and Cend been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information. The unaudited pro forma condensed combined financial statements should be read together with Caladrius’ historical financial statements, which are included in Caladrius’ latest annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 22, 2022.

Pro Forma Condensed Combined Balance Sheet as of September 30, 2022
(in US$ thousands)
	Merger-Related Adjustments
	Caladrius 9/30/2022E (1)	Cend 9/30/2022E (2)	Cend Debt Adjustment -3	Pro-Forma Equity Adjustments -4	Caladrius Pro- Forma Equity Adjustments -5	Deal Costs -6	Pro Forma Combined As Adjusted 9/30/2022E
Assets
Cash, Cash Equivalents & Marketable Securities	$66,136.6	$1,698.8	$—	$—	$—	$(4,000.0)	$63,835.4
Marketable Securities	$—	$—	$—
Cash & Cash Equivalents & Marketable Securities	$66,136.6	$1,698.8				$(4,000.0)	$63,835.4
Other Current Assets	$1,584.1	$1,095.9	$—	$—	$—	$—	$2,680.0
Accounts Receivable	$—	$—	$—	$—	$—	$—	$—
Intangible Assets	$—	$—	$—	$36,883.7	$—	$—	$36,883.7
Other Non-Current Assets	$10,830.4	$—	$—	$—	$(10,000.0)	$—	$830.4
Total Assets	$78,551.1	$2,794.7	$—	$36,883.7	$(10,000.0)	$(4,000.0)	$104,229.6

Liabilities & Shareholders' Equity
Current Liabilities	$3,974.2	$937.3	$—	$—	$—	$—	$4,911.4
Long-Term Debt/Notes Payable	$—	$—	$—	$—	$—	$—	$—
Other Non-Current Liabilities	$344.8	$—	$—	$—	$—	$—	$344.8
Total Liabilities	$4,319.0	$937.3	$—	$—	$—	$—	$5,256.2

Total Shareholders' Equity	$74,232.2	$1,857.4	$(1,857.4)	$38,741.2	$(10,000.0)	$(4,000.0)	$98,973.3

Total Liabilities and Shareholders' Equity	$78,551.1	$2,794.7	$(1,857.4)	$38,741.2	$(10,000.0)	$(4,000.0)	$104,229.6
52 Week Share Price Performance of Caladrius Biosciences
Back Bay performed a valuation analysis of the total enterprise value of Caladrius Common Stock (i) as of April 25, 2022 and (ii) based on the share price performance of the Caladrius Common Stock in the 52 weeks ended April 25, 2022, in each case in which Back Bay reviewed certain financial and stock information of Caladrius. Back Bay observed that the price of Caladrius Common Stock as of the close of market on April 25, 2022 was $0.64 per share and that the low and high prices of shares of Caladrius Common Stock for the 52 week period ended April 25, 2022 were $0.63 and $1.68 per share, respectively.
Back Bay calculated the total enterprise value of Caladrius by multiplying such per share prices by the total number of fully diluted shares of Caladrius Common Stock using the treasury method and based on Caladrius’ public filings as of March 22, 2022 and subtracting Caladrius’ total cash and cash equivalents on hand as of that date. This analysis yielded the following total enterprise values:
Total Enterprise Value
(in US$ millions)
As of April 25, 2022	Based on Low and High for 52 Week
Period Ended on April 25, 2022
($56)	($57) to $65

Miscellaneous
Certain Financial Projections
While Caladrius has from time to time provided limited quarterly and full-year financial guidance in its regular earnings press release and other investor materials, which may have covered, among other items, research and development and general and administrative expenses, Caladrius’ management team has not, as a matter of course, otherwise publicly disclosed internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. This this proxy statement/prospectus/information statement includes unaudited standalone financial projections of Caladrius management’s estimates of Caladrius and Cend that were made available to the Caladrius Board of Directors in connection with its consideration of the Merger. The projections reviewed by the Caladrius Board of Directors were adjusted by Caladrius to reflect probability of success assumptions based on Caladrius management’s analysis of a number of factors, including management’s experience and judgment as informed by historical precedents and, in some cases, industry guidelines. Caladrius provided its projections of Cend with probability of success adjustments reflected, as described further below.
Following are a series of financial projections on Caladrius’ and Cend’s potential sales and earnings before interest and taxes which were provided to the Caladrius Board of Directors on April 25, 2022, based on the most current assumptions at that time. Readers should refer to “Important Information about the Financial Projections” for further cautionary statements regarding the financial projections.
The estimates of EBIT and unlevered free cash flow, or FCF, included in the following financial projections of Caladrius and Cend, or the financial projections, were calculated by Caladrius management using U.S. GAAP and other measures which are derived from U.S. GAAP, but such estimates constitute non- U.S. GAAP financial measures within the meaning of applicable rules and regulations of the SEC. These non- U.S. GAAP financial measures do not include estimates for non-cash stock compensation and include adjustments to reflect Caladrius management’s estimates for the probability of success related to clinical approval, as described below. The non- U.S. GAAP financial measures used in the financial projections were provided to and relied upon by Back Bay for purposes of its financial analyses and its fairness opinion (to the extent described in the section entitled “The Merger — Opinion of Caladrius’ Financial Advisor” beginning on page 120) and by the Caladrius Board of Directors in connection with its consideration of the Merger (to the extent described below). Additionally, the non- U.S. GAAP financial measures were used in the financial projections provided to Cend in connection with its consideration of a potential strategic transaction with Caladrius.
Caladrius Projections
Caladrius management provided a preliminarily updated forecast to the Caladrius Board of Directors, on a non-probability of success adjusted basis, for the period from December 31, 2022 to December 31, 2025 for feedback from the Caladrius Board of Directors on the underlying assumptions — See Figure 1 below.
Figure 1: Financial Projections - Caladrius Biosciences
	2022E	2023E	2024E	2025E
Sales	$0	$0	$0	$0
OpEx	$28	$26	$19	$19
EBIT(1)	($28)	($26)	($19)	($19)
FCF(2)	($24)	($23)	($16)	($16)
(1)	OpEx denotes operating expenses.
(2)	EBIT denotes earnings before interest and taxes. EBIT is a non-U.S. GAAP financial measure.
(3)	FCF denotes unlevered free cash flow. FCF is a non-U.S. GAAP financial measure.

Cend Projections
Cend management provided forecast estimates which included revenue projections for the period from December 31, 2022 to December 31, 2030. See Figure 2 below.
Figure 2: Financial Projections - Cend Therapeutics
(in US$ millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Sales(1)	$12	$1	$0	$234	$1,054	$2,509	$4,528	$7,227	$10,564
OpEx(2)	$31	$69	$97	$161	$484	$1,016	$1,798	$2,848	$4,133
EBIT(3)	($19)	($68)	($97)	$73	$570	$1,493	$2,731	$4,379	$6,431
FCF(4)	$51	$32	$53	$73	$570	$1,493	$2,731	$4,379	$6,431
(1)	Includes revenues from Qilu partnership in the form of royalties and milestones.
(2)	OpEx denotes operating expenses.
(3)	EBIT denotes earnings before interest and taxes. EBIT is a non-U.S. GAAP financial measure. Includes any projected amortization.
(4)	FCF denotes unlevered free cash flow. Includes financing assumption of $70M in 2022, $100M in 2023, and $150M in 2024. FCF is a non-U.S. GAAP financial measure.
While the financial projections summarized above were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in this proxy statement under the sections captioned “Risk Factors” and “Forward-Looking Statements” and information in Caladrius’ consolidated financial statements and notes thereto included in Caladrius’ most recent filings on Form 10-K and 10-Q, all of which are difficult to predict and many of which are beyond the control of Caladrius. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the financial projections, whether or not the Merger is completed.
The financial projections summarized above also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. These projections do not reflect revised prospects for Caladrius’ or Cend’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared. Caladrius has not prepared revised financial projections to take into account variables or views of management that have changed since the dates on which the relevant projections were finalized. If the financial projections were prepared as of the date of this proxy statement, certain of the information would be materially different.
As a result, the financial projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation, presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements and the use of non-U.S. GAAP measures or U.S. GAAP. In the view of Caladrius’ management, each set of projections prepared by them was prepared on a reasonable basis based on the best information available to Caladrius’ management at the time of preparation taking into account the assumptions underlying the relevant alternative scenario for such financial projections. The financial projections, however, are not fact and should not be relied upon as being necessarily indicative of future results of Caladrius, Cend or, following the completion of the Merger, the combined company, and readers of this proxy statement are cautioned not to place undue reliance on this information. The inclusion of the financial projections in this proxy statement shall not be deemed an admission or representation by Caladrius that such information is material. None of the financial projections reflects any impact of the Merger. The prospective financial information included in this proxy has been prepared by, and is the responsibility of, Caladrius’ management.

None of Caladrius, Cend or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation to any person regarding the ultimate performance of Caladrius, Cend or the combined company compared to the financial projections. Caladrius has made no representation to Cend, and Cend has made no representation to Caladrius, in the Merger Agreement or otherwise concerning these financial projections. The financial projections cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Neither Cend nor any of its stockholders, officers, or directors participated in the preparation of the financial projections.
The inclusion of a summary of these financial projections in this proxy statement should not be regarded as an indication that any of Caladrius, Cend or their respective affiliates, advisors, officers, directors or representatives considered these financial projections to be predictive of actual future events, and these financial projections should not be relied upon as such nor should the information contained in these financial projections be considered appropriate for other purposes. None of Caladrius, Cend or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these financial projections, and none of them undertakes any obligation, except as required by law, to update or otherwise revise the financial projections contained in this proxy statement to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.
The summary of the financial projections is not included in this this proxy statement/prospectus/information statement in order to induce any Caladrius Stockholder to vote in favor of any of the proposals necessary to consummate the Merger or the adjournment proposal.
General
Back Bay is a life science dedicated management consulting and investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. The Caladrius Board of Directors selected Back Bay because of its familiarity with Caladrius and its qualifications, reputation, and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.
Back Bay is acting as financial advisor to Caladrius in connection with the Merger. As compensation for its services in connection with the Merger, Caladrius is obliged to pay Back Bay an opinion fee of $250,000, which is referred to as the opinion fee, payable upon the delivery of Back Bay’s opinion. The opinion fee is not contingent upon the conclusion of Back Bay’s opinion or the consummation of the Merger. In addition, Caladrius has agreed to reimburse Back Bay for a portion of its reasonable expenses incurred in connection with the Merger and to indemnify Back Bay for certain liabilities that may arise out of its engagement by Caladrius and the rendering of Back Bay’s opinion. In the two years preceding the date of Back Bay's opinion, Back Bay performed various investment banking and financial services for Caladrius and has received approximately $1.01 million in fees from Caladrius other than the payment for its opinion. Back Bay expects to perform such services in the future and expects to receive customary fees for such services.
In the ordinary course of its business, Back Bay and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Caladrius and Cend for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
Interests of the Caladrius Directors and Executive Officers in the Merger
In considering the recommendation of the Caladrius Board of Directors with respect to issuing shares of Caladrius Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Caladrius Stockholders at the Annual Meeting, the Caladrius Stockholders should be aware that certain members of the Caladrius Board of Directors and executive officers of Caladrius have interests in the Merger that may be different from, or in addition to, the interests of the Caladrius Stockholders. These interests relate to or arise from, among other things:
•	bonus payments which certain of Caladrius’ officers may receive in connection with the consummation of the Merger;

•
severance benefits to which each of Caladrius’ executive officers would become entitled in the event of a change of control of Caladrius and his or her covered termination of employment within 12 months following the consummation of the Merger;

•
the accelerated vesting of Caladrius Options held by Caladrius’ executive officers and board members in connection with the consummation of the Merger and his or her covered termination of employment within 12 months following the consummation of the Merger; and

•	the agreement that four of Caladrius’ directors will serve on the board of directors of the combined organization following the consummation of the Merger.
The board of directors of each of Caladrius and Cend was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Caladrius Stockholders approve the proposals to be presented to the Caladrius Stockholders for consideration at the Annual Meeting as contemplated by this proxy statement/prospectus/information statement, and that the Cend Stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Although Todd Girolamo is no longer an executive officer of Caladrius due to his ceasing employment in March 2022, included in this section is information with respect to Mr. Girolamo because he was an executive officer during 2022.
Ownership Interests
As of June 13, 2022, all directors and current executive officers of Caladrius, together with all former named executive officers who were named executive officers during Caladrius’ fiscal year ending December 31, 2021, beneficially owned approximately 1.9% of the outstanding shares of Caladrius Common Stock. The affirmative vote of the holders of a majority of the shares of Caladrius Common Stock having voting power present in person or represented by proxy at the Annual Meeting is required for approval of Proposal Nos. 1, 4, 5 and 8. The affirmative vote of the holders of a majority of shares of Caladrius Common Stock having voting power outstanding on the Record Date for the Annual Meeting is required for approval of Proposal Nos. 2 and 3. Certain of Caladrius’ officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements see the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
Caladrius Options
As of June 13, 2022, Caladrius’ directors and current executive officers, together with all former named executive officers who were named executive officers during Caladrius’ fiscal year ending December 31, 2021, collectively owned unvested Caladrius Options covering 984,029 shares of Caladrius Common Stock and vested Caladrius Options covering 1,028,478 shares of Caladrius Common Stock.
At the Effective Time, each Caladrius Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
David J. Mazzo, Ph.D.(1)	428,669	$6.64	197,250	$1.23
Kristen K. Buck, M.D.(2)	383,636	$1.27	786,779	$1.27
Todd Girolamo (Former Chief Legal Officer)	188,103	$2.77	—	—

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Non-Employee Directors
Gregory B. Brown, M.D.	6,900	$4.21	—	—
Michael H. Davidson, M.D.	—	—	—	—
Cynthia L. Flowers	—	—	—
Steven M. Klosk	7,370	$18.65	—
Steven S. Myers	5,500	$4.66	—	—
Peter G. Traber, M.D.	8,300	$15.10	—	—
Anne Whitaker	—	—	—	—
(1)	Unvested options vest 50,000 on 01/10/2023, 15,000 on 01/11/2023, 17,250 on 01/13/2023, 50,000 on 01/10/2024, 15,000 on 01/11/2024 and 50,000 on 01/10/2025
(2)	Unvested options vest 375,512 on 09/01/2022, 8,125 on 01/10/2023, 386,892 on 09/01/2023, 8,125 on 01/10/2024 and 8,125 on 01/10/2025
Generally, in the event of a “Change in Control” of Caladrius (as defined in the 2009 Plan, the 2015 Plan and the Plan) and either (i) the failure of Caladrius’ successor to assume a participant’s awards or (ii) such assumption of awards is followed by the participant’s termination without cause on or within the one-year period following the Change in Control, (a) all outstanding options and stock appreciation rights of each participant granted prior to the change in control shall be fully vested and immediately exercisable in their entirety, and (b) all unvested stock awards, restricted stock units, restricted stock, performance-based awards, and other awards shall become fully vested, including without limitation, the following: (i) the restrictions to which any shares of restricted stock granted prior to the change in control are subject shall lapse as if the applicable restriction period had ended upon such change in control, and (ii) the conditions required for vesting of any unvested performance-based awards shall be deemed to be satisfied upon such change in control.
Potential Payments upon Termination
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of Caladrius’ “named executive officers” may receive that is based on or that otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation in Item 402(t) of Regulation S-K. For additional details regarding the terms of the payments quantified below, see “—Interests of the Caladrius Directors and Executive Officers in the Merger” above. Note that while Todd Girolamo is included in the table below as required by Item 402(t) of Regulation S-K, he no longer serves as an executive officer of Caladrius.
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below. The actual value to be received by Caladrius’ named executive officers may be greater or less than the amounts presented below. It is currently contemplated that Dr. Mazzo and Dr. Buck will continue to serve in their executive positions at Caladrius and will not be terminated. For purposes of calculating such amounts, Caladrius has assumed, among other things:
•	September 30, 2022 as the closing date of the Merger;
•
the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of Caladrius Common Stock of $0.552, which represents the average closing market price of Caladrius Common Stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement; and

•	the termination of Caladrius’ Current Executive Officers’ employment by Caladrius without “cause” or by the executive with “good reason” immediately following the Closing.

“Golden Parachute” Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
David J. Mazzo, Ph.D.	1,515,953	205,206	52,168	1,773,327
Kristen K. Buck, M.D.	1,038,984	142,278	22,064	1,203,326
Todd Girolamo	0	0	0	0
(1)	Represents severance payments entitled under employment agreements
(2)	Represents equity award acceleration entitled under employment agreements
(3)	Represents medical premium payments entitled under employment agreements
2018 Equity Incentive Compensation Plan
The Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards and other stock-based or cash awards. All of Caladrius’ employees, non-employee directors and consultants are eligible participants under the Plan. As of June 13, 2022, a total of 3,504,420 shares of Caladrius Common Stock were available for future issuance under the Plan. The Plan is administered by the Caladrius Board of Directors, which has delegated concurrent authority to administer the Plan to Caladrius’ compensation committee, including for purposes of approving equity award grants to Caladrius’ named executive officers. Please see the section of this proxy statement/prospectus/information statement entitled “Matters Being Submitted to a Vote of Caladrius Stockholders—Caladrius Proposal No. 7: Approval of an Amendment to the 2018 Equity Incentive Compensation Plan” for an explanation of the material features of the Plan.
Director Compensation
The Caladrius Directors’ Compensation Plan provides for cash and equity compensation for Caladrius non-employee directors and imposes an annual limit on the aggregate cash and equity compensation that may be awarded to non-employee directors. The Caladrius Directors’ Compensation Plan provides that each non-employee director shall be entitled to the payments described below while serving as a director of Caladrius.
•	an annual cash retainer for each non-employee director of $40,000;
•	an additional annual cash compensation retainer of $30,000 for the non-executive chair;
•	an annual cash retainer for serving as chairperson of a committee as follows: Audit ($18,000); Compensation ($12,000); Nominating and Governance ($9,000); Science and Technology ($9,000);
•	an annual cash retainer for serving as a member of a committee as follows: Audit ($8,000); Compensation ($6,000); Nominating and Governance ($4,500); and Science and Technology ($4,500);
•
new non-employee directors receive an initial grant of restricted stock units with a value of 2x the annual grant with the number of shares to be issued on the grant date calculated based on the grant date fair value with one-third vesting annually on each of the first, second and third anniversaries of the grant date; and

•	an annual equity grant on the second Monday in January a grant of restricted stock units with a value of $60,000, vesting at one year from the grant date.
The effective date for any annual equity grants to employees and non-employee directors is the second Monday in January, with the exercise price of options granted set at the closing price of our common stock on the date of grant.
Interests of the Cend Directors and Executive Officers in the Merger
In considering the recommendation of the Cend Board of Directors with respect to adopting the Merger Agreement, Cend Stockholders should be aware that certain members of the Cend Board of Directors and certain executive officers of Cend may have interests in the Merger that may be different from, or in addition to, the interests of Cend Stockholders. Each of the Caladrius Board of Directors and the Cend Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Caladrius Stockholders approve the proposals to be presented to Caladrius Stockholders for consideration at the Annual Meeting as contemplated by this proxy statement/prospectus/information statement, and that Cend Stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
Certain of Cend’s directors and executive officers currently hold shares of Cend Capital Stock. The table below sets forth the anticipated ownership of Cend Capital Stock by Cend’s directors and executive officers immediately prior to the Closing based on their ownership of Cend’s Capital Stock as of June 13, 2022.
Directors and Executive Officers	Number of Shares of Cend Capital Stock Held Immediately Prior to the Closing
Erkki Ruoslahti, MD, PhD, Scientific Founder and Chairman	0(1)
David Slack, MBA, President and Chief Executive Officer, Director	0(2)
Hari Jarvelainen, PhD, DVM, Chief Operating Officer	0(3)
F. Andrew Dorr, MD, Chief Medical Officer	0(4)
Jun (James) Xiao, EMBA, Director	0(5)
Heidi Henson, CPA, CFO, Director	0(6)
Mike Sailor, PhD, Director	0(7)
(1)	As discussed below, Dr. Ruoslahti holds options to purchase 308,727 shares of Cend Common Stock.
(2)	As discussed below, Mr. Slack holds options to purchase 477,500 shares of Common Stock.
(3)	As discussed below, Dr. Jarvelainen holds options to purchase 614,018 shares of Common Stock.
(4)	As discussed below, Dr. Dorr holds an option to purchase 44,000 shares of Common Stock.
(5)	As discussed below, Mr. Xiao holds options to purchase 40,000 shares of Common Stock.
(6)	As discussed below, Ms. Henson holds options to purchase 40,000 shares of Common Stock.
(7)	As discussed below, Dr. Sailor holds an option to purchase 111,000 shares of Common Stock.
Certain Cend Stockholders affiliated with Cend’s directors also currently hold shares of Cend Capital Stock. The table below sets forth the anticipated ownership of Cend Capital Stock by affiliates of Cend’s directors immediately prior to the Closing based on their ownership of Cend Capital Stock as of June 13, 2022.
Stockholder Name	Number of Shares of Cend Capital Stock Held Immediately Prior to the Closing
ER Trust 2/18/11(1)	2,194,062(2)
Sailor Cheung Trust, 10 March 2000(3)	341,980(4)
Leading Choice International Limited(5)	793,066(6)
(1)	Erkki Ruoslahti, Cend Scientific Founder and Chairman, is the Trustee of ER Trust 2/18/1.
(2)	This amount includes (i) 1,808,263 shares of Cend Common Stock, (ii) 54,691 shares of Series B Preferred Stock, and (iii) 331,108 Series C Preferred Stock.
(3)	Mike Sailor, Cend Director is the Trustee of Sailor Cheung Trust, 10 March 2000.
(4)	This amount includes (i) 10,872 shares of Series B Preferred Stock and (ii) 331,108 shares of Series C Preferred Stock.
(5)	Jun (James) Xiao, Cend Director, is the Managing Director of Leading Choice International Limited.
(6)	This amount includes (i) 340,124 shares of Cend Common Stock, (ii) 371,396 shares of Series A Preferred Stock, and (iii) 81,546 shares of Series B Preferred Stock.
Treatment of Cend Options
Under the Merger Agreement, at the Effective Time, each Cend Option outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase that number of shares of Caladrius Common Stock equal to the product obtained by multiplying (i) the number of shares of Cend Common Stock that were subject to such Cend Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Caladrius Common Stock. The per share exercise price for shares of Caladrius Common Stock issuable upon exercise of each Cend Option assumed by Caladrius shall be determined by dividing (a) the per share exercise price of Cend Common Stock subject to such Cend Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Cend Option assumed by Caladrius will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Cend Option shall otherwise remain unchanged. Certain of Cend’s directors and executive officers currently hold Cend Options. The table below sets forth certain information with respect to such Cend Options.
Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Cend Common Stock Underlying Option as of May 31, 2022	Number Shares of Cend Common Stock Underlying Option Vested as of May 31, 2022
F. Andrew Dorr, M.D.	12/15/2021	12/15/2031	3.82	44,000	22,000
David Slack, MBA	12/03/2019	12/03/2029	2.25	20,000	20,000
	12/29/2020	12/29/2030	1.92	457,500	219,219
Harri Järveläinen, Ph.D., DVM	10/20/2017	10/20/2027	0.9993	189,604	189,604
	10/20/2017	10/20/2027	0.9993	134,414	134,414
	04/08/2019	04/08/2029	2.25	250,000	250,000
	12/30/2020	12/30/2030	1.92	40,000	40,000
Erkki Ruoslahti, M.D., Ph.D.	08/31/2019	08/31/2029	2.25	100,000	100,000
	08/31/2019	08/31/2029	2.25	108,727	108,727
	12/30/2020	12/30/2030	1.92	100,000	100,000
Jun (James) Xiao	04/08/2019	04/08/2029	2.25	20,000	20,000
	12/30/2020	12/30/2030	1.92	20,000	20,000
Heidi Henson, CPA, CFO	04/08/2019	04/08/2029	2.25	20,000	20,000
	12/30/2020	12/30/2030	1.92	20,000	20,000
Mike Sailor, Ph.D.	12/30/2020	12/30/2030	1.92	111,000	46,250
All of the option awards listed in the table above were granted under Cend’s 2016 Equity Incentive Plan, as amended, or the 2016 Plan, the terms of which are described herein under “—Equity Incentive Plans.”
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of Cend’s directors and executive officers are expected to become the directors and executive officers of Caladrius upon the Closing.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Caladrius and Cend, as the surviving corporation in the Merger, shall indemnify and hold harmless each person who is or has served as a director or officer of Cend against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Cend, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Under the Merger Agreement, the provisions of Caladrius’ or Cend’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Caladrius or Cend, respectively, shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Caladrius or Cend, respectively. The certificate of incorporation and bylaws of Cend, as the surviving corporation in the Merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the certificate of incorporation and bylaws of Caladrius and Cend.
The Merger Agreement also provides that Caladrius shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to Caladrius.
Form of the Merger
The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Cend and Cend will continue as the surviving corporation and will be a wholly owned subsidiary of Caladrius.
After completion of the Merger, assuming Proposal No. 3 is approved by Caladrius Stockholders at the Annual Meeting, Caladrius will be renamed “Lisata Therapeutics, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “LSTA.”
Merger Consideration and Adjustment
At the Effective Time:
•
each share of Cend Capital Stock (excluding any shares of capital stock held by Caladrius) outstanding immediately prior to the Effective Time will automatically be converted solely into the right to receive a number of shares of Caladrius Common Stock equal to the Exchange Ratio, subject to adjustment to account for the Reverse Stock Split, for Caladrius’ net cash immediately prior to the Closing, for Cend’s unpaid transaction costs immediately prior to the Closing and in accordance with the Merger Agreement; and

•
each Cend Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be assumed by Caladrius and will become an option, subject to vesting (with acceleration of vesting triggered by the Merger in some instances), to purchase shares of Caladrius Common Stock.

The Exchange Ratio is calculated using a formula intended to allocate to existing Cend Stockholders a percentage of the combined organization. Based on Cend’s and Caladrius’ capitalization as of June 13, 2022, the Exchange Ratio is currently estimated to be approximately 8.5623 pre-split shares of Caladrius Common Stock for each share of Cend Capital Stock, subject to (i) adjustment to account for the effect of the Reverse Stock Split, (ii) adjustments to account for the issuance of any additional shares of Cend Capital Stock or Caladrius Common Stock, as applicable, prior to the consummation of the Merger, (iii) an adjustment to the extent that Cend’s unpaid transaction costs are greater than $250,000, and (iv) an upward or downward adjustment to the extent that Caladrius’ net cash immediately prior to the Closing is greater or less than a certain threshold based on when the Closing occurs, as further detailed in the Merger Agreement and in the section entitled “Merger Agreement” below (and as a result, Caladrius Stockholders could own less, and Cend Stockholders could own more, of the combined organization).
Immediately after the consummation of the Merger, based on the Exchange Ratio, it is expected that existing Cend Stockholders are expected to own, or hold rights to acquire, approximately 50% of the outstanding shares of Caladrius Common Stock and existing Caladrius Stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. Such percentages are subject to adjustment based on the final Exchange Ratio as set forth in the Merger Agreement.
The Exchange Ratio formula is the quotient obtained by dividing the number of Cend merger shares by the Cend outstanding shares, where:
•	Cend merger shares is the product determined by multiplying (i) the post-closing Caladrius shares by (ii) the Cend allocation percentage;

•
Cend outstanding shares is the total number of shares of Cend Capital Stock issued and outstanding immediately prior to the Effective Time after the effectiveness of the conversion of Cend Preferred Stock (excluding any Cend Preferred Stock owned by Caladrius) into Cend Common Stock (the “Preferred Stock Conversion”);

•	post-closing Caladrius shares is the quotient determined by dividing (i) the Caladrius outstanding shares by (ii) the Caladrius allocation percentage;
•	Caladrius outstanding shares is the total number of shares of Caladrius Common Stock issued and outstanding immediately prior to the Effective Time;
•
Cend allocation percentage means 0.5; provided, however, that, to the extent that Cend’s unpaid transaction costs are greater than $250,000, then 0.5 shall be reduced by 0.000056 for each $10,000 (rounded down to the next nearest $10,000 increment) that Cend’s unpaid transaction costs as so determined are greater than $250,000; and

•
Caladrius allocation percentage means 1.00 minus the Cend allocation percentage; provided, however, that the Caladrius allocation percentage is subject to adjustment to the extent that Caladrius’ net cash immediately prior to the Closing is greater or less than a certain threshold based on when the Closing occurs.

For illustrative purposes only, four example scenarios calculating the Exchange Ratio are described below. These example scenarios have assumed that: (i) the Effective Time occurs on September 30, 2022, (ii) Caladrius outstanding shares is equal to 60,518,478, and (iii) Cend outstanding shares is equal to 7,068,037. Further, the below illustrations do not give effect to any adjustment for the Reverse Stock Split and are rounded.
Case 1: Caladrius’ net cash is $70.0 million.
In this case, the Caladrius allocation percentage will be 0.5.
The Cend allocation percentage will be 1.00 – 0.5 = 0.5.
The post-closing Caladrius shares is equal to the quotient determined by dividing (i) the Caladrius outstanding shares by (ii) the Caladrius allocation percentage:
60,518,478 / 0.5 = 121,036,956
The Cend merger shares is equal to the product determined by multiplying (i) the post-closing Caladrius shares by (ii) the Cend allocation percentage:
121,036,956 x 0.5 = 60,518,478
The Exchange Ratio will thus be the quotient obtained by dividing the number of Cend merger shares by the number of Cend outstanding shares:
60,518,478 / 7,068,037 = 8.5623
Case 2: Caladrius’ net cash is $75.0 million.
In this case, the Caladrius allocation percentage will be 0.5091.
The Cend allocation percentage will be 1.00 – 0.5091 = 0.4909.
The post-closing Caladrius shares is equal to the quotient determined by dividing (i) the Caladrius outstanding shares by (ii) the Caladrius allocation percentage:
60,518,478 / 0.5091 = 118,873,459
The Cend merger shares is equal to the product determined by multiplying (i) the post-closing Caladrius shares by (ii) the Cend allocation percentage:
118,873,459 x 0.4909 = 58,354,981
The Exchange Ratio will thus be the quotient obtained by dividing the number of Cend merger shares by the number of Cend outstanding shares:
58,354,981 / 7,068,037 = 8.2562

Case 3: Caladrius’ net cash is $67.0 million.
In this case, the Caladrius allocation percentage will be 0.4937.
The Cend allocation percentage will be 1.00 – 0.4937 = 0.5063.
The post-closing Caladrius shares is equal to the quotient determined by dividing (i) the Caladrius outstanding shares by (ii) the Caladrius allocation percentage:
60,518,478 / 0.4937 = 122,581,483
The Cend merger shares is equal to the product determined by multiplying (i) the post-closing Caladrius shares by (ii) the Cend allocation percentage:
122,581,483 x 0.5063 = 62,063,005
The Exchange Ratio will thus be the quotient obtained by dividing the number of Cend merger shares by the number of Cend outstanding shares:
62,063,005 / 7,068,037 = 8.7808
Case 4: Caladrius’ net cash is $70.0 million and Cend’s unpaid transaction costs is $1.25 million
In this case, the Caladrius allocation percentage will be 0.5056.
The Cend allocation percentage will be 1.00-0.5056 = 0.4944.
The post-closing Caladrius shares is equal to the quotient determined by dividing (i) the Caladrius outstanding shares by (ii) the Caladrius allocation percentage:
60,518,478 / 0.5056 = 119,696,357
The Cend merger shares is equal to the product determined by multiplying (i) the post-closing Caladrius shares by (ii) the Cend allocation percentage:
119,696,357 x 0.4944 = 59,177,879
The Exchange Ratio will thus be the quotient obtained by dividing the number of Cend merger shares by the number of Cend outstanding shares:
59,177,879 / 7,068,037 = 8.3726
The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Caladrius Common Stock that Cend Stockholders will be entitled to receive for changes in the market price of Caladrius Common Stock. Accordingly, the market value of the shares of Caladrius Common Stock issued pursuant to the Merger will depend on the market value of the shares of Caladrius Common Stock at Closing, and could vary significantly from the market value of Caladrius Common Stock on the date of this proxy statement/prospectus/information statement.
No fractional shares of Caladrius Common Stock will be issuable to Cend Stockholders pursuant to the Merger Agreement. Instead, each Cend Stockholder who would otherwise be entitled to receive a fraction of a share of Caladrius Common Stock, after aggregating all fractional shares of Caladrius Common Stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Caladrius Common Stock on Nasdaq on the date the Merger becomes effective.
Determination of Caladrius’ Net Cash
The Merger Agreement includes a condition to Cend’s obligation to close the Merger that requires Caladrius to have a minimum net cash balance based on the date of the Closing as follows:
•	if the Closing occurs in June of 2022, net cash shall be greater than or equal $70,465,000;
•	if the Closing occurs in July of 2022, net cash shall be greater than or equal $68,697,000;
•	if the Closing occurs in August of 2022, net cash shall be greater than or equal $66,976,000;
•	if the Closing occurs in September of 2022, net cash shall be greater than or equal $64,872,000;

•	if the Closing occurs in October of 2022, net cash shall be greater than or equal $63,134,000;
•	if the Closing occurs in November of 2022, net cash shall be greater than or equal $61,400,000;
•	if the Closing occurs in December of 2022, net cash shall be greater than or equal $59,709,000; and
•	if the Closing occurs in January of 2023, net cash shall be greater than or equal $57,642,000.
Under the Merger Agreement, Caladrius’ “net cash” is defined as (i) the sum of, in each case as of the cash determination time set forth in the Merger Agreement, (a) Caladrius’ cash and cash equivalents, marketable securities, prepaid and other current assets, accounts receivable, interest and other receivables, cash determination time determined in a manner consistent with the manner in which such items were historically determined and in accordance with U.S. GAAP and Caladrius’ audited financial statements, (b) expenses paid, or liabilities incurred, prior to the Closing, that are approved and guaranteed in writing (without conditions) to be paid to Caladrius pursuant to any directors’ and officers’ insurance policy, and (c) amounts invested in the Series D Preferred Stock of Cend, minus (ii) the sum of, in each case as of such cash determination time, (a) Caladrius’ accounts payable and accrued liabilities (without duplication of any expenses accounted for below and other than accrued liabilities that are Caladrius transaction costs under the Merger Agreement), cash determination time in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with U.S. GAAP and Caladrius’ audited financial statements, (b) any unpaid Caladrius transaction costs, and (c) any declared but unpaid Caladrius cash dividends. Notwithstanding the foregoing, in no case shall Caladrius’ net cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any dissenting shares described in the Merger Agreement.
Caladrius’ net cash balance at the cash determination time is subject to numerous factors, many of which are outside of Caladrius’ control. If Caladrius’ net cash immediately prior to the Closing is less than the applicable threshold based on when the Closing occurs, based on the manner of calculating net cash pursuant to the Merger Agreement, Caladrius would be unable to satisfy a closing condition for the Merger, in which case Cend could elect to waive the condition or choose to not consummate the Merger. Furthermore, the Exchange Ratio at the Closing will be subject to adjustment to the extent that Caladrius’ net cash immediately prior to the Closing is less than or greater than the applicable threshold based on when the Closing occurs (and as a result, Caladrius Stockholders and Cend Stockholders could own more or less of the combined organization), as described under “The Merger—Merger Consideration and Adjustment.”
Procedures for Exchanging Cend Stock Certificates
The Merger Agreement provides that, at the Effective Time, Caladrius will deposit with an exchange agent acceptable to Caladrius and Cend evidence of book-entry shares representing the shares of Caladrius Common Stock issuable to Cend Stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of shares of Cend Capital Stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging Cend stock certificates held by such record holder in exchange for book-entry shares of Caladrius Common Stock. Upon surrender of a Cend stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Caladrius may reasonably require, the Cend stock certificate surrendered will be cancelled and the holder of such Cend stock certificate will be entitled to receive the following:
•	book-entry shares representing the number of whole shares of Caladrius Common Stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and
•	cash in lieu of any fractional share of Caladrius Common Stock.
From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares of Cend Capital Stock will be deemed to represent only the right to receive book-entry shares of Caladrius Common Stock, and cash in lieu of any fractional share of Caladrius Common Stock. Caladrius will not pay dividends or other distributions on any shares of Caladrius Common Stock to be issued in exchange for any unsurrendered Cend stock certificate until such Cend stock certificate is surrendered as provided in the Merger Agreement.

If any Cend stock certificate has been lost, stolen or destroyed, Caladrius may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Caladrius Common Stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Caladrius against any claim suffered by Caladrius related to the lost, stolen or destroyed certificate or any Caladrius Common Stock issued in exchange for such certificate as Caladrius may reasonably request.
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Cend Stockholders and the approval by the Caladrius Stockholders of the issuance of Caladrius Common Stock, the amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split and the other transactions contemplated by the Merger Agreement. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Caladrius and Cend and specified in the certificate of merger. Neither Caladrius nor Cend can predict the exact timing of the consummation of the Merger.
Regulatory Approvals
In the United States, Caladrius must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Caladrius Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Tax Treatment of the Merger
Caladrius and Cend intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Caladrius and Cend will use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Caladrius or Cend to, take any action or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning Section 368(a) of the Code. Specifically, Caladrius will use its commercially reasonable efforts to operate the surviving corporation so as to meet the “continuity of business enterprise” requirement.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion summarizes the material U.S. federal income tax consequences of the Merger that are expected to apply generally to each Cend Stockholder upon the exchange of shares of Cend Capital Stock for shares of Caladrius Common Stock upon the consummation of the Merger. This summary is based upon current provisions of the Code, existing Treasury Regulations and current administrative rulings and court decisions, all in effect as of the date hereof and all of which are subject to change. Any change, which may be retroactive, could alter the tax consequences to Caladrius, Cend or the Cend Stockholders as described in this summary.
No attempt has been made to comment on all of the U.S. federal income tax consequences of the Merger that may be relevant to particular holders, including holders who do not hold their shares as capital assets; holders subject to special treatment under the Code such as dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. holders (as defined below); stockholders who are subject to the alternative minimum tax provisions of the Code; Cend Stockholders who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of Cend Capital Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code; Cend Stockholders who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; Cend Stockholders who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or long-term residents of the United States. Stockholders described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.
In the case of a stockholder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships that are holders of Cend Capital Stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the Merger.
In addition, the following discussion does not address the tax consequences of the Merger under state, local or non-U.S. tax laws or federal tax laws other than income tax laws. Furthermore, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Cend Capital Stock are acquired or disposed of other than in exchange for shares of Caladrius Common Stock in the Merger; (b) the tax consequences to holders of options or warrants issued by Cend which are assumed in connection with the Merger; (c) the tax consequences of the receipt of shares of Caladrius Common Stock other than in exchange for shares of Cend Capital Stock pursuant to the Merger Agreement; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel, has been or will be requested in connection with the Merger, and Cend Stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
Holders of Cend Capital Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences under state, local and non-U.S. tax laws and other federal tax laws.
Treatment of the Merger as a “Reorganization” under Section 368(a)
Caladrius and Cend intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, but the Merger may not so qualify. The Merger is not conditioned on the receipt of a tax opinion, or any other condition, relating to the qualification of the Merger as such a reorganization.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Cend Capital Stock that is:
•	an individual who is a citizen or resident of the United States;
•
a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States, any state thereof or the District of Columbia;

•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
Treatment of U.S. Holders in the Merger
If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, Cend Stockholders generally will not recognize gain or loss upon the exchange of their Cend Capital Stock for Caladrius Common Stock, except to the extent of cash received in lieu of a fractional share of Caladrius Common Stock as described below. Cend Stockholders generally will obtain a basis in the Caladrius Common Stock they receive in the Merger equal to their basis in the exchanged Cend Capital Stock. The holding period of the shares of Caladrius Common Stock received by a Cend Stockholder in the Merger will include the holding period of the shares of Cend Capital Stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of Caladrius Common Stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Caladrius. Such U.S. holder will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period is greater than one year as of the date of the Closing. The deductibility of capital losses is subject to limitations.
If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its Cend Capital Stock in a fully taxable transaction in exchange for Caladrius Common Stock and any cash received in lieu of a fractional share. Cend Stockholders will generally recognize gain or loss in such exchange equal to the amount that such Cend Stockholder’s adjusted tax basis in the Cend Capital Stock surrendered is less or more than the fair market value of the Caladrius Common Stock and any cash in lieu of a fractional share received in exchange therefor. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the U.S. holder has held the shares of Cend Capital Stock for more than one year. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Cend Capital Stock and Caladrius Common Stock, U.S. holders who acquired different blocks of Cend Capital Stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.
Reporting Requirements
If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Caladrius Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Cend are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Cend Capital Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Cend and Caladrius. U.S. holders are urged to consult with their tax advisors to comply with these rules.
Information Reporting and Backup Withholding
A U.S. holder of Cend Capital Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Cend Capital Stock, if any, provided the required information is timely furnished to the IRS. U.S. holders of Cend Capital Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Cend Stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.
Nasdaq Capital Market Listing
Caladrius Common Stock is currently listed on The Nasdaq Capital Market under the symbol “CLBS.” Caladrius has agreed to use commercially reasonable efforts to maintain its existing listing on The Nasdaq Capital Market, and to obtain approval for listing on The Nasdaq Capital Market of the shares of Caladrius Common Stock that Cend Stockholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the existing shares of Caladrius Common Stock must have been continually listed on The Nasdaq Capital Market, and Caladrius must have caused the shares of Caladrius Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Capital Market as of the Closing.
Prior to consummation of the Merger, Caladrius intends to file a notification form with Nasdaq for the listing of additional shares with respect to the shares of Caladrius Common Stock to be issued to the holders of Cend Capital Stock in the Merger. If such application is accepted, Caladrius anticipates that Caladrius Common Stock will be listed on The Nasdaq Capital Market following the Closing under the trading symbol “LSTA”.
Anticipated Accounting Treatment
The Merger is expected to be treated by Caladrius as an asset acquisition by Caladrius in accordance with U.S. GAAP. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Cend, substantially all the fair value is included in in-process research and development of CEND-1 and, as such, the acquisition is expected to be treated as an asset acquisition. For accounting purposes, Caladrius is considered to be acquiring Cend in the Merger.
Appraisal Rights and Dissenters’ Rights
Delaware Law
If the Merger is completed, Cend Stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Holders of Caladrius Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.
The discussion below is not a complete summary regarding a Cend Stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Cend Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Cend Stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.
If the Merger is completed, within 10 days after the effective date of the Merger, Cend will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Cend Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Cend within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Cend of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Cend Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Cend Therapeutics, Inc., 12544 High Bluff Drive, Suite 400, San Diego, California 92130, Attention: David Slack, and should be executed by, or on behalf of, the record holder of shares of Cend Capital Stock. ALL DEMANDS MUST BE RECEIVED BY CEND WITHIN TWENTY (20) DAYS AFTER THE DATE CEND MAILS A

NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If a holder of shares of Cend Capital Stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of Cend Capital Stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to such holder’s shares of Cend Capital Stock.
To be effective, a demand for appraisal by a holder of shares of Cend Capital Stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Cend. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If a holder of shares of Cend Capital Stock holds shares of Cend Capital Stock in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time of the Merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Cend. If, following a demand for appraisal, a holder of shares of Cend Capital Stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder will have the right to receive the merger consideration for such holder’s shares of Cend Capital Stock.
Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Cend, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the Merger the shares of a class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of shares exceeds $1.0 million or (3) the Merger was approved pursuant to Sections 253 or 267 of the DGCL.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”
Holders of shares of Cend Capital Stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a Record Date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Caladrius capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Caladrius, Cend or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Caladrius and Merger Sub, on the one hand, and Cend, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Caladrius and Cend do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Caladrius or Cend, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Caladrius, Merger Sub and Cend and are modified by the disclosure schedules.
General
Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Cend, with Cend surviving as a wholly owned subsidiary of Caladrius.
Treatment of Caladrius Options
At the Effective Time, each Caladrius Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
Treatment of Cend Options
Pursuant to the Merger Agreement, at the Effective Time, each Cend Option that is outstanding and unexercised immediately prior to the Effective Time granted under the Cend 2016 Equity Incentive Plan, whether or not vested, will be assumed by Caladrius and will become an option to purchase that number of shares of Caladrius Common Stock equal to the product obtained by multiplying (i) the number of shares of Cend Common Stock that were subject to such Cend Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Caladrius Common Stock. The per share exercise price for Caladrius Common Stock issuable upon exercise of each Cend Option assumed by Caladrius shall be determined by dividing (a) the per share exercise price of Cend Common Stock subject to such Cend Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Cend Option assumed by Caladrius will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Cend Option shall otherwise remain unchanged.
Directors and Officers of Caladrius Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of Caladrius who will not continue as directors or officers of Caladrius following the consummation of the Merger, will resign immediately prior to the Effective Time. Following the consummation of the Merger, the Caladrius Board of Directors will include a total nine directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Cend and four of such directors will be designated by Caladrius. Following the Closing, the eight Caladrius and Cend designees may mutually select a ninth director, though there are no current plans to do so. Effective as of the Effective Time, it is anticipated that Dr. David J. Mazzo, Ph.D., Dr. Gregory Brown, Steven Klosk and Cynthia Flowers will remain as directors of Caladrius and Dr. David J. Mazzo, Dr. Gregory Brown, Steven Klosk and Cynthia Flowers will elect David Slack, Dr. Erkki Ruoslahti, Heidi Henson and Dr. Mohammad Azab to the Caladrius Board of Directors. It is anticipated that the executive officers of Caladrius upon the Closing will be David J. Mazzo, Ph.D., Chief Executive Officer, David Slack, President and Chief Business Officer and Dr. Kristen Buck, the Company’s current Executive Vice President of R&D and Chief Medical Officer.
Certificate of Incorporation and Amendments to the Certificate of Incorporation of Caladrius
Caladrius Stockholders of record on the Record Date will also be asked to approve amendments to the certificate of incorporation of Caladrius to effect the Reverse Stock Split and the Caladrius Name Change, in each case, upon consummation of the Merger, each of which requires the affirmative vote of holders of a majority of the outstanding shares of Caladrius Capital Stock on the Record Date.
Conditions to the Completion of the Merger
Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:
•
the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•
there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

•
the holders of a majority of the outstanding shares of Cend Common Stock and Cend Preferred Stock, voting together as one class, the holders of a majority of the outstanding shares of Cend Series A Preferred Stock, voting as a separate class, the holders of a majority of the outstanding shares of Cend Series B Preferred Stock, voting as a separate class, and holders of a majority of the outstanding shares of Cend Series D Preferred Stock, voting as a separate class, must have adopted and approved the Merger, and the holders of a majority of the outstanding shares of Caladrius Capital Stock must have approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Caladrius Common Stock in the Merger;

•
the existing shares of Caladrius Common Stock must have been continually listed on The Nasdaq Capital Market through the Closing, and Caladrius must have caused the shares of Caladrius Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Capital Market (subject to official notice of issuance) as of the Closing; and

•
there must not be any legal proceeding pending, or overtly threatened in writing, by an official governmental body (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) relating to Caladrius and seeking to obtain from Caladrius, Cend or Merger Sub any damages or other relief that may be material to Caladrius or Cend, (iii) seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to, or otherwise exercise ownership rights with respect to Caladrius Common Stock, (iv) that would materially and adversely affect the right of Caladrius or Cend to own the assets or operate the business of Caladrius or Cend, or (v) seeking to compel Caladrius, Cend or any of Cend’s subsidiaries to dispose of or hold separate any material assets as a result of the Merger.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:
•
with respect to (a) Cend, the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required, financial advisors and disclosure in this this proxy statement/prospectus/information statement in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date and (b) Caladrius, the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required, no conflicts, financial advisors and disclosure in this this proxy statement/prospectus/information statement in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the representations and warranties regarding (i) intellectual property matters of Cend and (ii) SEC filing and financial statement matters of Caladrius in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•
the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect or Caladrius Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any Company Material Adverse Effect or Caladrius Material Adverse Effect, as applicable, or other materiality qualifications);

•
the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the Closing;
•
the party must have received from the other party lock-up agreements executed by certain stockholders of such party and each person who shall be elected or appointed as an executive officer or director of such party immediately following the Closing; and

•	the other party must have obtained certain consents or authorizations required under the Merger Agreement for the Closing, which must be in full force and effect at the Effective Time.
In addition, the obligation of Caladrius and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:
•
there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Cend or its subsidiaries, taken as a whole (a “Company Material Adverse Effect”); provided that effects, changes, events, circumstances or developments arising from the following shall not be taken into account for purposes of determining whether a Company Material Adverse Effect shall have occurred:
○	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;
○
the taking of any action, or the failure to take any action, by Cend that is required to comply with the terms of the Merger Agreement or the taking of any action expressly permitted by a certain Cend disclosure schedule;

○	continued losses from operations or decreases in cash balances of Cend or any of its subsidiaries or on a consolidated basis among Cend and its subsidiaries;
○
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

○	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;
○	general economic or political conditions or conditions generally affecting the industries in which the Cend and its subsidiaries operate; or
○
any epidemics, pandemics, disease outbreaks, or other public health emergencies or the escalation or worsening thereof, including COVID-19 or Cend’s compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar law, guidelines or recommendations promulgated by any governmental body, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act; the conversion of Cend Preferred Stock (excluding any Cend Preferred Stock owned by Caladrius) into Cend Common Stock (the “Preferred Stock Conversion”) shall have occurred; and

•	Caladrius shall have received any and all invoices in respect of Cend’s transaction costs indicating that, upon payment of any applicable invoices, such party will have been paid in full.
In addition, the obligation of Cend to complete the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the officers and directors of Caladrius who are not to continue as officers of Caladrius following the consummation of the Merger, will sign written resignations in forms reasonably satisfactory to Cend, dated as of the closing date and effective as of the Closing; the principal executive officer or the principal financial officer of Caladrius shall have provided, with respect to any document filed with the SEC on or after the date of the Merger Agreement, any necessary certification required under Rule 13a-14 under the Exchange Act;

•
there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Caladrius and its subsidiaries, taken as a whole (a “Caladrius Material Adverse Effect”); provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Caladrius Material Adverse Effect shall have occurred:

○	any rejection or non-acceptance by a governmental body of a registration statement or filing by Caladrius relating to intellectual property owned, licensed or controlled by Caladrius;
○	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;
○	any change in the stock price or trading volume of Caladrius Common Stock;

○
the taking of any action, or the failure to take any action, by Caladrius that is required to comply with the terms of the Merger Agreement or the taking of any action expressly permitted by a certain Caladrius disclosure schedule;

○	any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Caladrius or its subsidiaries;
○	continued losses from operations or decreases in cash balances of Caladrius or any of its subsidiaries or on a consolidated basis among Caladrius and its subsidiaries;
○
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

○	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;
○	general economic or political conditions or conditions generally affecting the industries in which Caladrius operates; or
○
any epidemics, pandemics, disease outbreaks, or other public health emergencies or the escalation or worsening thereof, including COVID-19 or the Caladrius’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar law, guidelines or recommendations promulgated by any governmental body, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act;

•	Caladrius must have a minimum net cash balance based on the closing date as follows:
○	if closing occurs in June of 2022, net cash shall be greater than or equal $70,465,000;
○	if closing occurs in July of 2022, net cash shall be greater than or equal $68,697,000;
○	if closing occurs in August of 2022, net cash shall be greater than or equal $66,976,000;
○	if closing occurs in September of 2022, net cash shall be greater than or equal $64,872,000;
○	if closing occurs in October of 2022, net cash shall be greater than or equal $63,134,000;
○	if closing occurs in November of 2022, net cash shall be greater than or equal $61,400,000;
○	if closing occurs in December of 2022, net cash shall be greater than or equal $59,709,000; and
○	if closing occurs in January of 2023, net cash shall be greater than or equal $57,642,000; and
•	the Caladrius Board of Directors shall have been constituted as set forth in the Merger Agreement.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Caladrius, Merger Sub and Cend for a transaction of this type relating to, among other things:
•	corporate organization and power, and similar corporate matters;
•	subsidiaries;
•	organizational documents;
•	authority to enter into the Merger Agreement and the related agreements;
•	votes required for completion of the Merger and approval of the proposals that will come before the Annual Meeting and that will be the subject of the written consent of the Cend Stockholders;
•
except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the Merger would not contravene certain contracts or the organizational documents of the parties or require the consent of any third party;

•	capitalization;
•	financial statements and, with respect to Caladrius, documents filed with the SEC and the accuracy of information contained in those documents;
•	material changes or events;
•	liabilities;
•	title to assets;
•	real property and leaseholds;
•	intellectual property;
•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;
•	regulatory compliance, permits and restrictions;
•	legal proceedings and orders;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	insurance;
•	any brokerage or finder’s fee or other fee or commission in connection with the Merger;
•	the validity of information supplied for inclusion in this Registration Statement;
•	transactions with affiliates;
•	with respect to Caladrius, the valid issuance in the Merger of Caladrius Common Stock; and
•	with respect to Caladrius, the inapplicability of Section 203 of the DGCL.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Caladrius, Merger Sub and Cend to complete the Merger.
No Solicitation
Each of Caladrius and Cend have agreed that, except as described below, Caladrius and Cend and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;
•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend an Acquisition Proposal; or
•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an Acquisition Transaction.
An “Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Cend, on the one hand, or Caladrius, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other transactions contemplated by the Merger Agreement or any transactions related to any sale, lease, exchange, transfer, license, disposition or other monetization of the technology and intellectual property of Caladrius in existence on the date of the Merger Agreement (the “Legacy Caladrius Assets”; and any such sale, lease, exchange, transfer, license, disposition or other monetization, a “Legacy Caladrius Business Disposition”).
An “Acquisition Proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Cend or any of its affiliates, on the one hand, or by or on behalf of Caladrius or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction; provided, however, that any Acquisition Proposal for the purchase of Legacy Caladrius Assets from a person that has previously negotiated with Caladrius, its subsidiaries and/or the representatives of it or its subsidiaries for the purchase of the Legacy Caladrius Assets shall not constitute an Acquisition Proposal for purposes of the Merger Agreement.
An “Acquisition Transaction” means any transaction or series of related transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Caladrius, Cend or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Caladrius, Cend or Merger Sub or any of their respective subsidiaries or (iii) in which Caladrius, Cend or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Caladrius, Cend or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Caladrius Stockholders or Cend Stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (as defined below), if:
•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above;
•
such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•
such party gives the other party at least two business days’ prior written notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•
such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Caladrius and Cend; and

•
at least two business days prior to the furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 90% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the Merger Agreement.
An Acquisition Proposal will not be considered a Superior Offer if the Acquisition Proposal is subject to a financing condition (and if any financing is required to consummate the transaction contemplated by such Acquisition Proposal, such financing must be fully committed).
The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal or any material change or proposed material change to that Acquisition Proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal.
Meetings of Stockholders
Caladrius is obligated under the Merger Agreement to call, give notice of and hold a meeting of its stockholders for the purposes of considering the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger.
Cend is obligated under the Merger Agreement to obtain written consents of Cend Stockholders sufficient to adopt the Merger Agreement thereby approving the Merger and related transactions within two business days following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.
Covenants; Conduct of Business Pending the Merger
Caladrius has agreed that, except as permitted by the Merger Agreement, as required by law, in connection with a Legacy Caladrius Business Disposition, pursuant to the terms of the Joint Development Agreement or unless Cend shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Caladrius will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, continue to pay outstanding accounts payable and other current liabilities when due and payable and will take other agreed-upon actions. Caladrius has also agreed that, subject to certain limited exceptions, without the consent of Cend, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Caladrius Common Stock from terminated employees, directors or consultants of Caladrius);

•
except in connection with the hiring of any new employees, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Caladrius Common Stock issued upon the valid exercise of outstanding Caladrius Options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•
except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other charter or organizational documents of Caladrius, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•
lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business; guarantee any debt securities of others; make any capital expenditure or commitment in excess of $500,000; or forgive any loans to any persons, including Caladrius’ employees, officers, directors or affiliates;

•
other than in the ordinary course of business, adopt, establish or enter into any Caladrius employee benefit agreement, plan or arrangement; cause or permit any Caladrius employee benefit agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Internal Revenue Code; pay any bonus or make any profit- sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction other than in the ordinary course of business consistent with past practices;
•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any material portion of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•	make, change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;
•	take any action, other than as required by law or generally accepted accounting principles, to change accounting policies or procedures;
•
pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course consistent with past practice of liabilities reflected or reserved against in Caladrius’ financial statements delivered to Cend or incurred in the ordinary course of business and consistent with past practice;

•	except as permitted in the Merger Agreement, enter into, amend or terminate any of Caladrius’ material contracts;
•
materially change pricing or royalties or other payments set or charged by Caladrius to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property of Caladrius;

•	initiate or settle any legal proceeding or other claim or dispute involving or against Caladrius or any of its subsidiaries; or
•	agree, resolve or commit to do any of the foregoing.
During the period prior to the Closing, Caladrius shall have the right to distribute any Legacy Caladrius Assets Proceeds to the Caladrius Stockholders provided that any means and mechanism of distribution shall be reasonably acceptable to Cend.
Cend has agreed that, except as permitted by the Merger Agreement, pursuant to the terms of the Joint Development Agreement, as required by law, or unless Caladrius shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Cend will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and will take other agreed-upon actions. Cend has also agreed that, subject to certain limited exceptions, without the consent of Caladrius, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Cend);

•
except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other charter or organizational documents of Cend or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•
except in connection with the hiring of any new employees, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for shares of Cend Common Stock issued upon the valid exercise of Cend Options); any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the ordinary course of business in accordance with past practices; or any instrument convertible into or exchangeable for any capital stock or other security of Cend;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
•
lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business in accordance with past practices; guarantee any debt securities of others; make any capital expenditure or commitment in excess of $500,000; or forgive any loans to any persons, including Cend’s or any of its subsidiaries’ employees, officers, directors or affiliates;

•
other than in the ordinary course of business: adopt, establish or enter into any employee benefit agreement, plan or arrangement; cause or permit any employee benefit agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction outside the ordinary course of business in accordance with past practices;
•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any material portion of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business in accordance with past practices;

•
sell, assign, transfer, license, sublicense or otherwise dispose of any material Cend intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices);

•	make, change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;
•	take any action, other than as required by law or U.S. GAAP, to change accounting policies or procedures;
•
pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in Cend’s financial statements delivered to Caladrius, or incurred in the ordinary course of business and consistent with past practice;

•	enter into, amend or terminate any of Cend’s material contracts;
•
materially change pricing or royalties or other payments set or charged by Cend or any of its subsidiaries to its customer or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to the Cend or any of its subsidiaries;

•	initiate or settle any legal proceeding or other claim or dispute involving or against Cend or any of its subsidiaries; or
•	agree, resolve or commit to do any of the foregoing.

Other Agreements
Each of Caladrius and Cend has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•
make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained in connection with the Merger and the other transactions contemplated by the Merger Agreement;
•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or the other transactions contemplated by the Merger Agreement; and
•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.
Pursuant to the Merger Agreement, Caladrius and Cend have further agreed that:
•
Caladrius will use its commercially reasonable efforts to (a) maintain the listing of the Caladrius Common Stock on The Nasdaq Capital Market until the Closing and to obtain approval for listing of the combined organization on The Nasdaq Capital Market; (b) to the extent required by the rules and regulations of Nasdaq, (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Caladrius Common Stock to be issued in connection with the Merger and (ii) cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, file an initial listing application for the Caladrius Common Stock on The Nasdaq Capital Market and to cause such listing application to be conditionally approved prior to the Effective Time;

•
for a period of six years after the Closing, Caladrius will indemnify each of the directors and officers of Caladrius and Cend to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Caladrius and Cend;

•
Caladrius shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Caladrius;

•	Cend shall take all action required to effect the Preferred Stock Conversion prior to the Closing; and
•	Caladrius and Cend shall enter, or shall have entered, into a joint development agreement in substantially the form attached to the Merger Agreement (the “Joint Development Agreement”).
Termination
The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:
•	by mutual written consent of Caladrius and Cend;
•
by either Caladrius or Cend if the Merger shall not have been consummated by November 11, 2022 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by the date which is 60 days prior to the End Date, then either Cend or Caladrius shall be entitled, on one occasion, to extend the End Date for an additional 60 days;

•
by either Caladrius or Cend if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger or any of the other transactions contemplated by the Merger Agreement;

•
by Caladrius if the written consent of Cend Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Caladrius once Cend obtains such stockholder approval;

•
by Cend if (A) the Cend Board of Directors withdraws or modifies its recommendation that Cend Stockholders vote to adopt and approve the Merger and related matters in a manner adverse to Caladrius and (B) the written consent of Cend Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Cend once Cend obtains such stockholder approval; provided, further, that such right to terminate the Merger Agreement shall not be available to Cend where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of Cend and such action or failure to act constitutes a material breach by Cend of the Merger Agreement;

•
by either Caladrius or Cend if the Annual Meeting shall have been held and completed and Caladrius Stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the Merger and the issuance of Caladrius Common Stock to Cend Stockholders in the Merger; provided, that Caladrius may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Caladrius Stockholders was caused by the action or failure to act of Caladrius and such action or failure to act constitutes a material breach by Caladrius of the Merger Agreement;

•
by Cend, at any time prior to the approval by Caladrius Stockholders of the proposals to be considered at the Annual Meeting, if any of the following circumstances shall occur (each of the following, a “Caladrius Triggering Event”):

○
Caladrius fails to include in this proxy statement/prospectus/information statement the Caladrius Board of Directors’ recommendation that Caladrius Stockholders vote to approve the Merger and the issuance of Caladrius Common Stock to Cend Stockholders in connection with the Merger or withdraws or modifies its recommendation in a manner adverse to Cend;

○	the Caladrius Board of Directors approves, endorses or recommends any Acquisition Proposal;
○	Caladrius enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;
○
Caladrius or any director, officer or agent of Caladrius willfully and intentionally breaches the non-solicitation provisions or the provisions regarding the Annual Meeting set forth in the Merger Agreement; or

○
Caladrius fails to hold the Annual Meeting within 60 days after the of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC;

•	by Caladrius, at any time prior to the adoption of the Merger Agreement by the Cend Stockholders, if any of the following circumstances shall occur (each a “Cend Triggering Event”):
○	the Cend Board of Directors withdraws or modifies its recommendation in a manner adverse to Caladrius or approves, endorses or recommends any Acquisition Proposal;
○	Cend enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or
○
Cend or any director, officer or agent of Cend willfully and intentionally breaches the non-solicitation provisions or the provisions regarding the Cend Stockholder written consent set forth in the Merger Agreement;

•
by Caladrius or Cend if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•
by Caladrius, at any time prior to the approval by Caladrius Stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger, if the Caladrius Board of Directors authorizes Caladrius to enter into any alternative agreement; provided that Caladrius shall not enter into such alternative agreement unless (i) Cend shall have received written notice from Caladrius of its intention to enter into such alternative agreement at least four business days in advance, with such notice describing the reasons for such intention as well as the material terms and conditions of such alternative agreement, including the identity of the counterparty and the then current draft of the alternative agreement, (ii) Caladrius shall have complied in all material respects with the non-solicitation provisions or the provisions regarding the Caladrius Stockholder vote set forth in the Merger Agreement and (iii) the Caladrius Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that he failure to enter into such alternative agreement would be inconsistent with its fiduciary duties under applicable law;

•	by Caladrius if the Cend audited financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 are not delivered to Caladrius by August 1, 2022; or
•
by Cend, at any time prior to the written consent of Cend Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters and following compliance with all of the requirements set forth in the proviso hereto, upon the Cend Board of Directors authorizing Cend to enter into a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer (a “Permitted Alternative Agreement”); provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) Caladrius shall have received written notice from Cend of Cend’s intention to enter into such Permitted Alternative Agreement at least four business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then-current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Cend shall have complied in all material respects with its applicable obligations under the Merger Agreement and (iii) the Cend Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would be inconsistent with its fiduciary duties under applicable law.

Termination Fee
Fee payable by Caladrius
Caladrius must pay Cend a termination fee of $1.0 million if:
•
(a)(i) the Merger Agreement is terminated by either Caladrius or Cend if the Annual Meeting shall have been held and completed and the Caladrius Stockholders shall have not approved the Merger Agreement or the transactions contemplated by the Merger Agreement, including the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger, (ii) the Merger Agreement is terminated by Cend because Caladrius or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Caladrius or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period or (iii) the Merger Agreement is terminated by Cend if the Merger is not consummated by the End Date, (b) at any time after the date of Merger Agreement and prior to the Annual Meeting an

Acquisition Proposal with respect to Caladrius was publicly announced, disclosed or otherwise communicated to the Caladrius Board of Directors, and (c) within 12 months after the date of such termination, Caladrius enters into a definitive agreement for or consummates an Acquisition Transaction;
•
the Merger Agreement is terminated by Caladrius, at any time prior to the Caladrius Stockholders’ approval of the Merger Agreement and the transactions contemplated by the Merger Agreement if the Caladrius Board of Directors authorizes Caladrius to enter into an alternative agreement; or

•
the Merger Agreement is terminated by Cend at any time prior to the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Caladrius Stockholders upon the occurrence of a Caladrius Triggering Event.

Caladrius must reimburse Cend for expenses incurred by Cend in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:
•
the Merger Agreement is terminated by Cend if (a) the Annual Meeting shall have been held and completed and (b) the Caladrius Stockholders shall have not approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Caladrius Common Stock to Cend Stockholders in the Merger;

•
the Merger Agreement is terminated by Cend because Caladrius or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Caladrius or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•
in the event of a failure by Caladrius to consummate the transactions described in the Merger Agreement solely as a result of a Caladrius Material Adverse Effect, as defined in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Fee payable by Cend
Cend must pay Caladrius a termination fee of $4.0 million if:
•
the Merger Agreement is terminated by Caladrius if (a)(i) the required approval of Cend Stockholders has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC, (ii) the Merger Agreement is terminated by Caladrius if the Merger is not consummated by the End Date; or (iii) the Merger Agreement is terminated by Caladrius because Cend has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Cend has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (b) at any time after the date of the Merger Agreement and prior to obtaining the approval of the Cend Stockholders, an Acquisition Proposal with respect to Cend was publicly announced, disclosed or otherwise communicated to the Cend Board of Directors and (c) within 12 months after the date of such termination, Cend enters into a definitive agreement for or consummates an Acquisition Transaction;

•
the Merger Agreement is terminated by Caladrius at any time prior to the adoption of the Merger Agreement, and approval of the Merger and the other transactions contemplated by the Merger Agreement, by the Cend Stockholders upon the occurrence of a Cend Triggering Event; or

•	the Merger Agreement is terminated by Cend upon the Cend Board of Directors authorizing Cend to enter into a Permitted Alternative Agreement.
Cend must reimburse Caladrius for expenses incurred by Caladrius in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:
•
the Merger Agreement is terminated by Caladrius if the required approval of Cend Stockholders has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC;

•
the Merger Agreement is terminated by Caladrius because Cend has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Cend has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•
in the event of a failure by Cend to consummate the transactions described in the Merger Agreement solely as a result of the occurrence of a Company Material Adverse Effect, as defined above in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Amendment
The Merger Agreement may be amended with the approval of the respective boards of directors of Caladrius, Cend and Merger Sub at any time, except that after the Merger Agreement has been adopted and approved by the Caladrius Stockholders or Cend Stockholders, no amendment which by law requires further approval by the Caladrius Stockholders or Cend Stockholders, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
In order to induce Caladrius to enter into the Merger Agreement, certain Cend Stockholders are parties to a support agreement with Caladrius pursuant to which, among other things, each stockholder has agreed, solely in his, her or its capacity as a Cend Stockholder, to vote all of his, her or its shares of Cend Capital Stock in favor of the adoption of the Merger Agreement, the approval of the transactions contemplated thereby, including the Merger and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Cend Stockholders and against any Acquisition Proposal. These Cend Stockholders have also granted Caladrius an irrevocable proxy to vote their respective shares of Cend Capital Stock in accordance with the support agreements. The Cend Stockholders may vote their shares of Cend Capital Stock on all other matters not referred to in such proxy. The parties to the support agreements with Caladrius include all directors and executive officers of Cend and certain major stockholders of Cend, including ER Trust 2/18/11, Innovation 2016 Kyoto Investment Limited Partnership, Leading Choice International Limited, Sanford Burnham Prebys Medical Discovery Institute, Kazuki Sugahara and Tambet Teesalu.
As of June 13, 2022, the Cend Stockholders that are party to a support agreement with Caladrius owned an aggregate of 3,823,674 shares of Cend Common Stock, 371,396 shares of Cend Series A Preferred Stock and 951,637 shares of Cend Series B Preferred Stock, representing approximately 77.5% of the outstanding shares of Cend Capital Stock on an as converted to common stock basis (excluding shares held by Caladrius). These stockholders include executive officers and directors of Cend and certain stockholders owning a significant portion of the outstanding shares of Cend Capital Stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, Cend Stockholders holding a sufficient number of shares of Cend Capital Stock to adopt the Merger Agreement and approve the Merger and related transactions will execute written consents providing for such adoption and approval.
Caladrius’ directors and executive officers are party to a support agreement with Cend pursuant to which, among other things, such individuals have agreed, solely in his or her capacity as a Caladrius Stockholder, to vote all of his or her shares of Caladrius Common Stock in favor of (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Caladrius Common Stock to Cend Stockholders, (ii) an amendment to the certificate of incorporation of Caladrius to effect the Reverse Stock Split, (iii) an amendment to the certificate of incorporation of Caladrius to effect the Caladrius Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the other matters to be approved on date of the Annual Meeting, and (v) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Caladrius Stockholders at the Annual Meeting and against any Acquisition Proposal.
As of June 13, 2022, the Caladrius Stockholders that are party to a support agreement with Cend beneficially owned an aggregate of 1,099,314 shares of Caladrius Common Stock, representing approximately 1.8% of the outstanding shares of Caladrius Common Stock.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Caladrius Common Stock and securities convertible into shares of Caladrius Common Stock held by them until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Caladrius Common Stock or securities convertible into shares of Caladrius Common Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement, subject to certain further exceptions with respect to certain Caladrius Stockholders.
Lock-up Agreements
As a condition to the Closing, certain Caladrius Stockholders and Cend Stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Caladrius Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, in each case from the Closing until the date that is 120 days from the Closing.

As of June 13, 2022, Caladrius Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 1.8% of the outstanding shares of Caladrius Common Stock.
Cend Stockholders who have executed lock-up agreements as of June 13, 2022 owned in the aggregate approximately 77.5% of the outstanding shares of Cend Capital Stock on an as if converted into common stock basis (excluding shares held by Caladrius).
Stock Purchase Agreement
Concurrently with the execution of the Merger Agreement and in order to provide Cend with capital for its development programs prior to the closing of the Merger, Caladrius and Cend entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Caladrius agreed to purchase from Cend 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10,000,000 in the aggregate. The Purchase Agreement contains customary representations, warranties and agreements by Caladrius and Cend and customary conditions to Closing. The Series D Preferred Stock ranks senior to Cend’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Cend. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with Cend’s common stockholders and other preferred stockholders thereafter on an as-converted basis, except in connection with the Merger. The Series D Preferred Stock shall vote with the shares of Caladrius Common Stock on an as-converted basis on any matters presented to the Cend Stockholders. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Cend Common Stock as is determined by dividing the Series D Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Series D Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Cend common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Cend common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250 million, resulting in at least $50 million of gross proceeds to Cend.
Collaboration Agreement
Concurrently with the execution of the Merger Agreement, Caladrius and Cend entered into a Collaboration Agreement (the “Collaboration Agreement”), pursuant to which Caladrius and Cend agreed to collaborate on certain developmental and clinical activities prior to the closing of the Merger. Under the Collaboration Agreement, Caladrius and Cend agreed to form a joint steering committee (the “Committee”) comprised of individuals from both entities. The Committee is required to meet regularly and be responsible for monitoring ongoing studies and making recommendations for development activity and trial planning. Cend has agreed to pay each member of the Committee from Caladrius an hourly consulting fee for such service.

CALADRIUS DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE
Executive Officers of Caladrius
The following table sets forth information regarding Caladrius’ executive officers and directors as of June 13, 2022:
Name	Age	Position/Office Held with Caladrius
David J. Mazzo, Ph.D.	65	President and Chief Executive Officer
Kristen K. Buck, M.D.	48	Executive Vice President R&D and Chief Medical Officer
David J. Mazzo, Ph.D. Dr. Mazzo was appointed as Caladrius’ President and Chief Executive Officer on March 28, 2017. Dr. Mazzo was previously appointed as Caladrius’ Chief Executive Officer and as a member of the Caladrius Board of Directors on January 5, 2015. Dr. Mazzo brings to Caladrius over 38 years of experience in the pharmaceutical industry. Prior to joining Caladrius, Dr. Mazzo served from August 2008 to October 2014 as Chief Executive Officer and as a member of the Board of Directors of Regado Biosciences, Inc. (Nasdaq: RGDO), a biopharmaceutical company focused on the development of novel antithrombotic drug systems for acute and sub-acute cardiovascular indications. Prior to his leading Regado, from March 2007 to April 2008, Dr. Mazzo was President, Chief Executive Officer and a director of Æterna Zentaris, Inc. (Nasdaq: AEZS), a publicly held international biopharmaceutical company. From 2003 until 2007 Dr. Mazzo served as President, Chief Executive Officer and director of Chugai Pharma USA, LLC, a biopharmaceutical company and U.S. subsidiary of Chugai Pharmaceutical Co., Ltd. of Japan and a member of the Roche Group. Dr. Mazzo has also held senior management and executive positions in research and development and was a director of the Essex Chimie European subsidiary at Schering-Plough Corporation, a publicly held pharmaceutical company that was subsequently acquired by Merck & Co., Inc.; Hoechst Marion Roussel, Inc., the U.S. subsidiary of Hoechst AG, that was subsequently acquired by Sanofi, a multinational pharmaceuticals company; and Rhone-Poulenc Rorer, Inc., a subsidiary of Rhone-Poulenc SA, a French pharmaceuticals company, that was subsequently acquired by Hoechst AG. He previously served on the board of directors of publicly held EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.), a biopharmaceutical company, from October 2005 to June 2020, Seneca Biopharmaceuticals, Inc. (Nasdaq: SNCA), a therapeutics development company focused on CNS applications that merged with Palisade BIO, from April 2019 to April 2021 and Avanir Pharmaceuticals, Inc., from October 2005 through January 2015, a pharmaceutical company that was sold to Otsuka Holdings in 2015. He currently serves on the board of directors of VTI, Inc. (ASX: VTI), a developer and seller of therapeutic contact lenses, where he has served as Chairman of the board since February 2020 and Feldan Therapeutics, a private company developing technology for the intracellular delivery of therapeutic agents, where he has served on the board since January 2021.
Kristen K. Buck, M.D. Dr. Buck joined Caladrius in September 2021 as Executive Vice President of R&D and Chief Medical Officer (“CMO”) of the Company. Prior to joining Caladrius Dr. Buck worked at ICON plc from March 2020 to July 2021, where she served as its CMO and represented the company’s position on key scientific, ethical, and medical governance matters, provided guidance and oversight to the medical and scientific groups, and led the Drug Development Services group. Prior to that, Dr. Buck was Senior Vice President & Chief of Clinical Development at Optum Insights (part of the United Healthcare Group) from August 2018 to March 2020, where she led the clinical operations and regulatory groups within the Digital Research Network (DRN) clinical trial business. From January 2014 to July 2018, Dr. Buck held a position at Quintiles/IQVIA as Vice President of Global Strategic Drug Development designing clinical development plans and protocols across all therapeutic areas for emerging biotech and large pharma.
Earlier in her career, Dr. Buck worked as a primary care physician and then later served as a medical officer in the FDA’s Office of New Drugs Division of Gastrointestinal and Hematology Drug Products where she was responsible for reviewing efficacy and safety data for new drug indications, as well as post-marketing safety data for over 40 drugs. Dr. Buck worked at AstraZeneca where she served as a Global Safety Physician and Global Study Physician. Her experience ranges over multiple therapeutic indications including cardiovascular/metabolic, rare diseases, gastrointestinal, neuroscience, oncology, immunology, and women’s health.
Dr. Buck is a board certified and licensed physician who received her medical degree from the Pennsylvania State University School of Medicine and completed her internship and residency in Internal Medicine at Abington Memorial Hospital before working in a private practice as a primary care physician.

Directors of Caladrius
The following table sets forth information regarding Caladrius’ directors as of June 13, 2022:
Name	Age	Position/Office Held with Caladrius	Director Since	Director Term Expires
Gregory B. Brown, M.D.	68	Director	2016	2024
David J. Mazzo, Ph.D.	65	Director	2015	2024
Michael H. Davidson, M.D.	65	Director	2020	2022
Cynthia L. Flowers	62	Director	2018	2023
Steven M. Klosk	65	Director	2014	2022
Steven S. Myers	75	Director	2006	2022
Peter G. Traber, M.D.	67	Director	2015	2023
Anne C. Whitaker	55	Director	2020	2023
Dr. Mazzo’s biographical information is set forth above under the section entitled “Caladrius Directors, Officers and Corporate Governance—Executive Officers of Caladrius.” We believe that Dr. Mazzo is qualified to serve on the Caladrius Board based on his experience within the pharmaceutical industry and his executive experience, specifically his experience as Chief Executive Officer at other companies in the biopharmaceutical industry, as well as his service on other boards of directors in the healthcare industry in addition to his scientific training and experience.
Gregory B. Brown, M.D. Dr. Brown was appointed to the Caladrius Board of Directors in October 2016 and was elected Chairman by the Caladrius Board of Directors on February 16, 2017. Dr. Brown is currently Chief Executive Officer of Memgen, Inc., a development-stage biotechnology company. In 2007, Dr. Brown co-founded HealthCare Royalty Partners (“HCR Partners”), a healthcare-focused private asset management firm investing in biopharmaceutical and medical products, and developing and deploying innovative risk-mitigated investment strategies to deliver non-correlated cash flow. Dr. Brown remains Vice Chairman of HCR Partners and a member of the firm’s SAB. Dr. Brown was educated as a transplantation immunologist and trained as a thoracic and vascular surgeon. He practiced thoracic and vascular surgery in a community setting where he also founded and led a health maintenance organization. He brings particular expertise in the scientific, technical, clinical and medical evaluation of products as well as in healthcare systems and payor/reimbursement dynamics. He has been involved in sourcing, performing due diligence on and closing more than $1 billion of royalty financings.
Before co-founding HCR Partners, Dr. Brown was a partner at Paul Capital Partners where he co-managed that firm’s royalty investments as a member of the royalty management committee. Prior to beginning his principal investment career in 2003, Dr. Brown was co-head of investment banking and head of healthcare at Adams, Harkness & Hill (now Canaccord Genuity) and a ranked biotechnology research analyst at Vector Securities International. Dr. Brown holds a B.A. from Yale, an M.D. from SUNY Upstate Medical Center and an M.B.A. from Harvard Business School. He currently serves on the boards of FAST Biomedical since January 2020, Memgen, Inc. since October 2018, Aquestive Therapeutics, Inc. since 2007, and Faron Pharmaceuticals, Oy since 2017. He previously served on the boards of Cambrex Corporation, Invuity, Inc. and Vanderbilt Clinical, S.a.r.l. We believe that Dr. Brown is qualified to serve on the Caladrius Board based on his medical, financial and management experience.
Michael H. Davidson, M.D. Dr. Davidson joined the Caladrius Board of Directors in July 2020. He is an industry leader and expert in preventative cardiology and lipidology and has served as the Chief Executive Officer and Member of the Board of New Amsterdam Pharma since August 2020. In addition, he has served on the Board of Directors for Tenax since March 2021 and the Board of Directors of Inositec since July 2021. Prior to that, he was the Founder and Chief Scientific Officer of Corvidia Therapeutics, which was sold in 2021 to Novo-Nordisk for $2.1 billion. Dr. Davidson also serves as Clinical Professor and Director of the Lipid Clinic at the University of Chicago Pritzker School of Medicine. He previously served on the Board of Directors of Cerenis Therapeutic/Abionyx Therapeutics from January 2015 through September 2019.
In addition to his current roles, Dr. Davidson is a nationally recognized expert in lipidology and has been named one of “The Best Doctors in America” by Best Doctors Inc. for the past 11 years. Dr. Davidson was the co-founding Chief Medical Officer of Omthera Pharmaceuticals in 2008, which was later acquired by Astra Zeneca Pharmaceutical in 2013 for $443 million. His research and clinical development background encompass both pharmaceutical and nutritional clinical trials, including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson is board-certified in internal medicine, cardiology and clinical lipidology and served as President of the National Lipid Association from 2010 to 2011. He received his B.A. and M.S. from Northwestern University and an M.D. from The Ohio State University School of Medicine. We believe that Dr. Davidson is qualified to serve on the Caladrius Board of Directors based on his experience in healthcare, including as an industry leader and expert in preventative cardiology and lipidology.
Cynthia L. Flowers. Ms. Flowers was appointed to the Caladrius Board of Directors in November 2018. She is the owner of EIR Advisory LLC, a life sciences advisory and strategic investment firm. From February 2014 through November 2017, Ms. Flowers was President and Chief Executive Officer of Ipsen North America, where she led the transformation of the company as it became the highest-growth subsidiary worldwide. Prior to joining Ipsen, she served as President of Eisai Pharmaceuticals, where she oversaw commercial operations, medical affairs and services, manufacturing, alliance management and other functions. She has also held general management roles, both domestically and internationally, at Amgen Inc. and Johnson & Johnson. Ms. Flowers began her career as an oncology/critical care nurse.
Ms. Flowers currently serves on the board of Hikma Pharmaceuticals PLC, a multigenerational generics company and G1 Therapeutics Inc., a biotechnology clinical development company. She has held positions on numerous corporate and non-profit boards, including Nanoform Finland OYi, a nanoparticle manufacturing company, Kadmon Group, Inc., a clinical stage biopharmaceutical company, the Women’s Leadership Advisory Board for the John F. Kennedy School of Government at Harvard University and the board of directors for the Sarah Cannon Oncology Research Institute. She currently serves as a Wharton Business School Leadership Advisor. Ms. Flowers holds an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S.N. from the University of Delaware. We believe that Ms. Flowers is qualified to serve on the Caladrius Board of Directors based on her pharmaceutical industry, management and scientific training and experience.
Steven M. Klosk. Mr. Klosk joined the Caladrius Board of Directors in 2014. He is a senior executive with extensive management experience in the life sciences industry. He served as a Director at Cambrex Corporation (NYSE:CBM) from May 2008 through December 2019, until it was acquired by Permira and then as Director from December 2019 until June 2020. Cambrex is one of the leading providers of active pharmaceutical ingredients, advanced intermediates and finished dosage form products to the branded and generic pharmaceutical markets, where he served as President and Chief Executive Officer from May 2008 through June 2020. In that role he was responsible for all aspects of Cambrex’s global business with manufacturing and R&D facilities in the United States, Sweden, Italy, Estonia and Germany. In addition, he has served on the Board of Directors of Recipharm, a leading pharmaceutical contract development & manufacturing organization since March 2021 and Golden Arrow Merger Corp. since March 2021. In addition, since 2021 he has served on the board of directors of Formulated Solutions, a topicals contract development and manufacturing company (“CDMO”) where he is the chairman of the board; BioIVT, a leading supplier of biologics specimens for biotech research; BIOVECTRA, a leading small molecule and biologics CDMO; and NJ Bio, a leading antibody drug conjugate contract research organization.
Mr. Klosk held other executive positions at Cambrex Corporation, including President, Executive Vice President & COO as well as President, Pharma Business Unit (2007-2008) where he had full P&L and balance sheet responsibility for four operating units in North America and Europe. Prior to this he was Executive Vice President & COO Cambrex Pharma & Biopharmaceuticals Business Unit (2003-2007) where he was responsible for managing a highly profitable global business with six operating units in North America and Europe. Earlier in his career Mr. Klosk served as Vice President, Administration for The Genlyte Group, Inc., a publicly traded producer of lighting fixtures. Mr. Klosk earned a B.S. from Cornell University and a J.D. from New York Law School. We believe that Mr. Klosk is qualified to serve on the Caladrius Board of Directors based on his diversified management experience, particularly in the biopharmaceutical field.
Steven S. Myers. Mr. Myers joined the Caladrius Board of Directors in November 2006. He graduated from Stanford University with a B.S. in Mathematics. He is a four-time serial entrepreneur, an Ernst & Young “Entrepreneur of the Year” for Software and Information Services, and a recipient of the California Governor’s Special Recognition Award.
Mr. Myers is the founder, President and Director of his private equity investment company, Dolphin Capital Holdings, Inc., which invests in companies with innovative business strategies. Portfolio investments have included regenerative medicine, biotechnology, medical devices, applied materials development, alternative energy, distressed debt, and for-income real estate. He presently serves as a Director on the board of CEO International Inc., since November 2021. He also served as the Chairman of the LSI Business Development, Inc. board from January 2019 through August 2019. He previously served on the boards of Spikes Security, Inc., QuantumSphere, Inc., the Pacific Council of International Policy and the Bel Air Association. He has conducted business in a dozen countries in Europe and Asia.
An Administration policy advisor on Cyber Security, he served in 2012 on the Department of Homeland Security Task Force on Cyber Security Resources and briefed then-DHS Secretary Napolitano on the Task Force recommendations. He was appointed to three terms on the U.S. State Department Advisory Committee on International Economic Policy, which advises the Secretary of State on foreign policy issues. At the Pacific Council on International Policy he serves on the Board of Directors and is Chairman of its National Security Member Committee.
Mr. Myers founded SM&A, an Aerospace & Defense Industry management consulting firm that grew over a 25 year period to approximately $100 million in annual revenue and over 800 employees, spearheading industry-changing innovations in competing for and managing U.S. Government contracts. During his tenure the company managed more than $360 billion in major program competitions. After conducting a successful Nasdaq listed IPO in 1998 he served as Chairman and CEO of SM&A for another ten years. The company was sold to private equity in 2008.
An accomplished public speaker and author, Mr. Myers is a nationally recognized thought leader on business competitiveness and is a frequent guest lecturer on entrepreneurship at the USC Marshall School of Business. He is a two-time U.S. Air Force Veteran and a highly accomplished aviator. The Caladrius Board of Directors has concluded that Mr. Myers should continue serving as a Director based upon his technical background and diverse entrepreneurial and business expertise, including his having established and managed innovative enterprises (in the areas of proposal development for competitive procurements, aircraft leasing and private equity investment), together with his technical experience in the aerospace and defense sector.
Peter G. Traber, M.D. Dr. Traber joined the Caladrius Board of Directors in January 2015. He has extensive experience in medicine, science and the pharmaceutical industry. Since August 2020 he has served as Chief Medical Officer at Selectra Biosciences. Prior to that, from July 2018 to July 2020, he served as Partner to Alacrita Consulting. From March 2011 until June 2018, he was President and Chief Executive Officer of Galectin Therapeutics, Inc. (Nasdaq: GALT), where he served since 2010 as Chief Medical Officer and starting in 2009 as a member of its Board of Directors. Galectin is a publicly traded biotechnology company that is developing carbohydrate-based therapies for the treatment of fibrotic liver disease and cancer. Since 2008, he has been President Emeritus of Baylor College of Medicine, where he was Chief Executive Officer from 2003 to 2008. Dr. Traber also has extensive big pharma leadership experience, serving from 2000 to 2003 as Senior Vice President of clinical development and medical affairs and Chief Medical Officer of GlaxoSmithKline. He has also served as CEO of the University of Pennsylvania Health System, and as Chair of the Department of Internal Medicine and Chief of Gastroenterology for the University of Pennsylvania School of Medicine.
Dr. Traber has managed a molecular biology research laboratory and published more than 100 research articles, reviews, and book chapters. He received his M.D. from Wayne State School of Medicine, a B.S. in chemical engineering from the University of Michigan, and a certificate in medical leadership from Wharton Business School. We believe that Dr. Traber is qualified to serve on the Caladrius Board of Directors based on his diverse experience in healthcare, including his expertise in clinical trial design and product development, and his management experience.
Anne C. Whitaker. Ms. Whitaker became a member of the Caladrius Board of Directors in November 2020. Ms. Whitaker is a seasoned healthcare executive and director with more than 30 years of experience and a proven track record as an executive of building and leading high-performance teams. Ms. Whitaker currently serves as Managing Partner of Anne Whitaker Group, LLC, a board and private equity advisory firm, and is the current Chairperson of the Board of Aerami Therapeutics, a private life science company. Prior to taking the Chair role at Aerami, she served as the CEO from October 2018 to November 2020 and as a director from July 2018. She also serves as an independent director on the boards of three public companies including Faron Pharmaceuticals, a development stage pharma company; OraSure Technologies, a diagnostic company; and Mallinckrodt, a specialty pharmaceutical company. In addition to her board work, she is an active industry advisor to private equity and venture capital funds in the U.S. and Europe. Ms. Whitaker started her healthcare career with The Upjohn Company selling pharmaceuticals. She subsequently transitioned to GlaxoSmithKline PLC, where she spent 19 years and rose in the commercial ranks from a sales representative to become a Senior Vice President, Business Unit Head for the Cardiovascular, Metabolic, and Urology franchises in 2009. She joined Sanofi SA in 2011 as the President of the North America Pharmaceutical Region. Anne served as the CEO and President of Synta Pharmaceuticals, Inc. in 2014 and 2015. She joined Bausch Health as an Executive Vice President and Company Group Chairman for the Branded Pharmaceuticals segment in mid-2015. From February 2017 until April 2018, she served as the CEO and President of Novoclem Therapeutics, Inc.
Ms. Whitaker holds a Bachelor of Science degree in chemistry from the University of North Alabama. We believe that Ms. Whitaker is qualified to serve on the Caladrius Board of Directors based on her experience in the life science industry, including her senior leadership roles with large pharmaceutical, biotech and specialty pharma companies.
Board Composition
Director Independence
The current Caladrius Board of Directors consists of Dr. Brown, Dr. Davidson, Ms. Flowers, Mr. Klosk, Dr. Mazzo, Mr. Myers, Dr. Traber and Ms. Whitaker. The Caladrius Board of Directors has reviewed the materiality of any relationship that each of our directors has with Caladrius, either directly or indirectly. Based upon this review, the Caladrius Board of Directors has determined that Dr. Brown, Dr. Davidson, Ms. Flowers, Mr. Klosk, Mr. Myers, Dr. Traber and Ms. Whitaker are “independent directors” applying the definition of independence under the listing standards of Nasdaq.
Classified Board of Directors
In accordance with Caladrius’ amended and restated certificate of incorporation, the Caladrius Board of Directors is divided into three classes with staggered, three-year terms as set forth below. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.
•	The Class I directors are Ms. Flowers, Dr. Traber and Ms. Whitaker, and their terms will expire at the 2023 annual meeting of stockholders;
•	The Class II directors are Dr. Brown and Dr. Mazzo, and their terms will expire at the 2024 annual meeting of stockholders; and
•	The Class III directors are Dr. Davidson, Mr. Klosk and Mr. Myers, and their terms will expire at the Annual Meeting.
The authorized number of directors may be changed only by resolution of the Caladrius Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Caladrius Board of Directors into three classes with staggered three-year terms may delay or prevent a change of management or a change in control of Caladrius.
Board Leadership Structure and Role in Risk Oversight
Dr. Brown serves as the Chairman of the Caladrius Board of Directors. When present, our Chairman presides over all Caladrius Board of Directors meetings. Dr. Brown coordinates with our President and Chief Executive Officer and Corporate Secretary to set the agenda for Caladrius Board of Directors meetings, chairs executive sessions of the independent directors, and performs any other duties assigned from time to time by the Caladrius Board of Directors. We believe that the separation of the Chairman and Chief Executive Officer roles at Caladrius enhances good corporate governance principles through reduction of conflicts of interest and greater board independence.
The Caladrius Board of Directors oversees our risk management. This oversight is administered primarily through the following:
•
The Caladrius Board of Directors’ review and approval of our business plans and budget (prepared and presented to the Caladrius Board of Directors by the President and Chief Executive Officer and other management), including the projected opportunities and challenges facing our business;

•	At least quarterly review of our business developments, business plan implementation and financial results;
•
Our Audit Committee’s oversight of our internal control over cybersecurity and financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of our internal controls and financial reporting; and

•	Our Compensation Committee’s review and approval of our executive officer compensation, executive and general compensation policies and its relationship to our business plans.
Board Committees
Audit Committee
The Audit Committee consists of four directors: Dr. Brown (Chairman), Ms. Flowers, Messrs. Klosk and Myers. Each member of the committee is independent applying the definition of independence under the listing standards of Nasdaq and SEC regulations. Dr. Brown, Ms. Flowers, Messrs. Klosk and Myers each qualify as an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of Regulation S-K.
Pursuant to the terms of the Audit Committee charter, the Audit Committee is required to consist of at least three of our “independent” directors and shall serve at the pleasure of the Caladrius Board of Directors. An “independent” director is defined as an individual who (a) is not our officer or salaried employee or an affiliate, (b) does not have any relationship that, in the opinion of the Caladrius Board of Directors, would interfere with his or her exercise of independent judgment as an Audit Committee member, (c) meets the independence requirements of the SEC and Nasdaq or such other securities exchange or market on which our securities are traded and (d) except as permitted by the SEC and Nasdaq or such other securities exchange or market on which our securities are traded, does not accept any consulting, advisory or other compensatory fee from us. The Audit Committee’s charter requires the committee to oversee our accounting and financial reporting process, our system of internal controls regarding cybersecurity, finance, accounting, legal compliance and ethics, and the audits of our financial statements. A current copy of such charter is available to stockholders on our website, www.caladrius.com. The primary duties of the Audit Committee consist of, among other things:
•	serving as an independent and objective party to monitor our financial reporting process, internal control system, cybersecurity policy and disclosure control system;
•	reviewing and appraising the audit efforts of our independent accountants;
•
assuming direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and our management regarding financial reporting issues;

•	providing an open avenue of communication among the independent accountants, financial and senior management and the Caladrius Board of Directors; and
•	reviewing and approving all related party transactions.
Compensation Committee
Our Compensation Committee consists of four directors: Mr. Klosk (Chairman), Dr. Brown, Mr. Myers and Ms. Whitaker. Each such member of the Compensation Committee is independent applying the definition of independence under the listing standards of Nasdaq.
Each member of our Compensation Committee must (i) be one of our independent directors satisfying the independence requirements of Nasdaq and other applicable regulatory requirements; (ii) qualify as an “outside director” under Section 162(m) of the Code and (iii) meet the requirements of a “non-employee director” for purposes of Section 16 of the Exchange Act. Except as permitted by Nasdaq, members of the Compensation Committee must not accept any consulting, advisory or the other compensatory fee from us or any of our subsidiaries. In determining whether a director is eligible to serve on the Compensation Committee, the Caladrius Board of Directors must consider whether the director is affiliated with us, one of our subsidiaries or an affiliate of one of our subsidiaries to determine whether such affiliation would impair the director’s judgment as a member of the Compensation Committee.

The Compensation Committee oversees the determination of all matters relating to employee compensation and benefits and specifically determines and approves salaries, bonuses and equity-based compensation for our executive officers.
We have adopted a Compensation Committee charter which outlines the Compensation Committee’s primary duties which are to:
•
evaluate the performance of the President and Chief Executive Officer considering, inter alia, achievement of committee-approved goals and objectives and determine and approve the President and Chief Executive Officer’s compensation based on this evaluation and such other factors as the Compensation Committee shall deem appropriate;

•	determine and approve all executive officer compensation;
•	approve the aggregate amounts and methodology for determination of all salary, bonus, and long-term incentive awards for all employees other than executive officers;
•	review and recommend equity-based compensation plans to the full Caladrius Board of Directors and approve all grants and awards thereunder;
•
review and approve changes to our equity-based compensation plans other than those changes that require stockholder approval under the plans, the requirements of Nasdaq or any exchange on which our securities may be listed and/or any applicable law;

•
review and recommend to the full Caladrius Board of Directors changes to our equity-based compensation plans that require stockholder approval under the plans, the requirements of Nasdaq or any exchange on which our securities may be listed and/or any applicable law;

•	review and approve changes in our retirement, health, welfare and other benefit programs that result in a material change in costs or the benefit levels provided;
•	administer our equity-based compensation plans; and
•	approve, as required by applicable law, the annual Compensation Committee report on executive compensation for inclusion in our proxy statement.
The Compensation Committee has the authority, in its sole discretion, to retain or obtain advice from compensation consultants, independent legal counsel and other advisers, and is directly responsible for the retention, termination, compensation and oversight of the work of any such consultant, counsel or other adviser. In selecting a consultant, counsel or other adviser, the Compensation Committee must, as required by Nasdaq rules, take into consideration all factors relevant to such person’s independence from management, including all factors that Nasdaq identifies in its listing standards.
Since March 2015, the Compensation Committee engaged the services of Radford/AON (“Radford”), a national executive compensation consulting firm, with expertise in the life science industry to review and provide recommendations concerning all of the components of Caladrius’ executive and director compensation program. Radford performs services solely on behalf of the Compensation Committee and has no relationship with the Company or management except as may relate to performing such services. Radford assisted the Compensation Committee in defining the appropriate market of the Company’s peer companies for executive compensation and practices and in benchmarking our executive compensation program against the peer group for 2021 and in years past compensation actions. Radford also assisted the Compensation Committee in benchmarking our director compensation program and practices against those of our peers. The Compensation Committee has assessed the independence of Radford pursuant to SEC rules and the corporate governance rules of Nasdaq and concluded that no conflict of interest exists that would prevent Radford from independently representing the Compensation Committee.
A current copy of the Compensation Committee charter is available to stockholders on our website, www.caladrius.com. The Compensation Committee may form and delegate its authority to subcommittees as appropriate. Additionally, the President and Chief Executive Officer may make recommendations to the Compensation Committee relating to executive and director compensation, but consistent with Nasdaq rules, he may not be present during deliberations or voting regarding his own compensation.

Nominating and Corporate Governance Committee
Our Nominating and Governance Committee consists of three directors: Mr. Myers (Chairman), Dr. Davidson and Dr. Traber. The Nominating and Governance Committee is empowered by the Caladrius Board of Directors to recommend to the Caladrius Board of Directors qualified individuals to serve on the Caladrius Board of Directors and to identify the manner in which the Nominating and Governance Committee evaluates nominees recommended for the Caladrius Board of Directors. All members of the Nominating and Governance Committee have been determined to be “independent directors” pursuant to the definition contained in the rules of Nasdaq and SEC regulations.
The Caladrius Board of Directors has adopted a Nominating and Governance Committee charter to govern the Nominating and Governance Committee, a current copy of which is available to stockholders on our website, www.caladrius.com.
Additional Board Committee:
The Caladrius Board of Directors also maintains the following additional committee:
Science and Technology Committee: The Science and Technology Committee consists of Drs. Davidson (Chairman), Brown, Traber, Mazzo, Azab, Ms. Flowers, Mr. Klosk and Ms. Whitaker. This committee is authorized to review the science, clinical and regulatory strategy underlying Caladrius’ research and development programs, as well as associated staffing and budgets. It also reviews the interactions of the research and development organization with healthcare providers and regulatory bodies.
Qualifications for Board Membership
The Nominating and Governance Committee Charter mandates that the Committee consider and recruit qualified candidates in consultation with the Company’s Chief Executive Officer and affords the Committee the flexibility to determine the desired qualifications, expertise and characteristics most suited to the needs of the Caladrius Board of Directors at any given time.
Diversity Considerations in Director Nominations
We do not have a formal diversity policy. Notwithstanding this, Caladrius is in compliance with current Nasdaq rules regarding board diversity. We believe the Caladrius Board of Directors represents a collection of individuals with a variety of complementary skills which, as a group, constitute the appropriate skills and experience to oversee Caladrius’ business. Our directors come from diverse backgrounds, including medicine, private equity, and management of pharmaceutical and healthcare-related companies. In accordance with the mission set out in its charter, our Nominating and Governance Committee considers a wide variety of qualifications, attributes and other factors and recognizes that a diversity of viewpoints and practical experiences can enhance the effectiveness of the Caladrius Board of Directors. As part of its evaluation of each candidate, our Nominating and Governance Committee takes into account how that candidate’s background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of other directors or prospective candidates.

The Board Diversity Matrix, below, provides the diversity statistics for the Caladrius Board of Directors.
Board Diversity Matrix for Caladrius As of July 26, 2022
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	—	—
Part II: Demographic Background
African American or Black	—	—	—	—
Alaskan Native or Native American	1	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	1	6	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—
Did Not Disclose Demographic Background	—
Nominating and Governance Committee Procedures
The Caladrius Board of Directors generally believes that we are well-served by our current directors. In the ordinary course, absent special circumstances or a material change in the criteria for board membership, the Caladrius Board of Directors will re-nominate incumbent directors who continue to be qualified for board service and are willing to continue as directors. If an incumbent director is not standing for re-election or is not re-nominated if a vacancy on the Caladrius Board of Directors occurs between annual stockholder meetings or if the Caladrius Board of Directors believes it is in our best interests to expand its size, the Caladrius Board of Directors may seek out potential candidates for Caladrius Board of Directors appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Nominees for director must be discussed by the full Caladrius Board of Directors and approved for nomination by the affirmative vote of a majority of the Caladrius Board of Directors, including the affirmative vote of a majority of the independent directors.
The Nominating and Governance Committee assists the Caladrius Board of Directors by identifying qualified candidates for director and recommends to the Caladrius Board of Directors the director nominees for the annual meeting of stockholders. The Caladrius Board of Directors will conduct a process of making a preliminary assessment of each proposed nominee based upon the nominee’s resume and biographical information, an indication of the individual’s willingness to serve and other background information. This information is evaluated against specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet our needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. Based on information learned during this process, the Caladrius Board of Directors will determine which nominee(s) to include in the slate of candidates that the Caladrius Board of Directors recommends for election at each annual meeting of our stockholders.
Procedures for Considering Nominations Made by Stockholders
The procedures for stockholders submitting nominating recommendations described in our By-laws detail the procedures for nominations to be submitted by stockholders, other than candidates who have previously served on the Caladrius Board of Directors or who are recommended by the Caladrius Board of Directors. Our By-laws state that: “For any nomination or other business proposal to be properly brought before an Annual Meeting by a stockholder pursuant to clause (iii) of Article I, Section 1.10(A)(1) of these By-laws, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by these By-laws and,

(iii) together with the beneficial owner(s), if any, on whose behalf the nomination or other business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by these By-laws. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the one-year anniversary of the preceding year’s Annual Meeting date; provided that, in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after the one-year anniversary of the preceding year’s Annual Meeting date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”).”
There will be no differences in the manner in which the Caladrius Board of Directors evaluates nominees recommended by stockholders and nominees recommended by the Caladrius Board of Directors or management, except that no specific process shall be mandated with respect to the nomination of any individuals who have previously served on the Caladrius Board of Directors.
Stockholder Communications
The Caladrius Board of Directors has established a procedure that enables stockholders to communicate in writing with members of the Caladrius Board of Directors. Any such communication should be addressed to our Corporate Secretary and should be sent to such individual c/o Caladrius Biosciences, Inc., 110 Allen Road, Second Floor, Basking Ridge, NJ 07920. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Caladrius Board of Directors. Under the procedures established by the Caladrius Board, upon our Secretary’s receipt of such a communication, a copy of such communication will be sent to each member of the Caladrius Board of Directors, identifying it as a communication received from a stockholder. Absent unusual circumstances, at the next regularly scheduled meeting of the Caladrius Board of Directors held more than two days after such communication has been distributed, the Caladrius Board of Directors will consider the substance of any such communication.
Board and Committee Meeting Attendance
During the year ended December 31, 2021, the Caladrius Board of Directors held four meetings, the Audit Committee held five meetings, the Compensation Committee held six meetings, the Nominating and Governance Committee held four meetings and the Science and Technology Committee held five meetings. The Caladrius Board of Directors took additional actions by written consent. Each director attended (or participated by telephone) in 100% of the total number of meetings of the Caladrius Board of Directors and committees on which he or she served, with the exception of one Audit meeting and one Nominating and Governance meeting at which one member was absent at each.
Director Attendance at Annual Stockholder Meetings
We do not have a formal policy regarding attendance by directors at our annual meetings of stockholders but invite and encourage all directors to attend. We make every effort to schedule our annual meeting of stockholders at a time and date to permit attendance by directors, taking into account the directors’ schedules and the timing requirements of applicable law. During the COVID-19 pandemic we implemented a virtual meeting format for the protection of our shareholders, directors and management. All incumbent board members attended Caladrius’ virtual annual meeting in 2021.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires Caladrius’ directors, certain officers of Caladrius, and persons who beneficially own more than 10% of a registered class of Caladrius’ equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by the SEC to furnish Caladrius with copies of all Section 16(a) reports that they file.
Based solely on a review of Forms 3 and 4 and amendments thereto furnished to Caladrius during 2021, filed by our officers, directors, and any person whom we understand to own more than 10% of our common stock, all

Section 16(a) filings were timely filed to our knowledge, with the exception of the filing on November 8, 2021 of a Form 3 filed by Todd Girolamo, which should have been filed by June 25, 2021. This Form 3 covered zero transactions.
Code of Ethics
We have adopted a code of ethics that applies to our directors, officers and employees, except to our Chief Executive Officer, principal financial officer, and any principal accounting officer, controller, or persons performing similar functions, who are subject to a separate code of ethics. Both codes of ethics are available on our website, www.caladrius.com.
Director Compensation
Directors who are employees of Caladrius or its subsidiaries do not receive additional cash compensation for serving as directors. Caladrius’ non-employee directors are reimbursed for out-of-pocket travel expenses incurred in their capacity as Caladrius directors. Pursuant to the Plan, all directors (including independent directors) are eligible to receive equity awards.
The following table sets forth information on all compensation to Caladrius’ directors (other than as reflected in the Summary Compensation Table) for the year ended December 31, 2021.
Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Total Compensation
Gregory B. Brown, M.D.(2)	$98,500	$59,999	$—	$158,499
Michael H. Davidson, M.D.(3)	$53,500	$59,999	$—	$113,499
Cynthia L. Flowers(4)	$52,500	$59,999	$—	$112,499
Steven M. Klosk(5)	$64,500	$59,999	$—	$124,499
Steven S. Myers(6)	$63,000	$59,999	$—	$122,999
Peter G. Traber, M.D.(7)	$49,000	$59,999	$—	$108,999
Anne Whitaker(8)	$50,500	$59,999	$—	$110,499
Total	$431,500	$419,993	$—	$851,493
(1)
Amounts shown under “Stock Awards”, “Restricted Stock Unit Awards” and “Option Awards” represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, in accordance with SEC rules. See Note 10 to the Notes to the Consolidated Financial Statements in our 2021 Form 10-K for a discussion of assumptions made in such valuations. All stock awards, option awards and other shares discussed in this table were issued under Caladrius’ Plan, with a per share price generally equal to the fair market value of a share of our common stock on the date of grant.

(2)	On January 11, 2021, Dr. Brown was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(3)	On January 11, 2021, Dr. Davidson was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(4)	On January 11, 2021, Ms. Flowers was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(5)	On January 11, 2021, Mr. Klosk was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(6)	On January 11, 2021, Mr. Myers was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(7)	On January 11, 2021, Dr. Traber was granted 37,735 shares of restricted stock unit awards, none of which are vested.
(8)	On January 11, 2021, Ms. Whitaker was granted 37,735 shares of restricted stock unit awards, none of which are vested.
The Caladrius Board of Directors’ Compensation Plan (the “Directors’ Compensation Plan”), which is only applicable to our non-employee directors, provides the following:
•	an annual cash retainer for each non-employee director of $40,000;
•	an additional annual cash compensation retainer of $30,000 for the non-executive chair;
•	an annual cash retainer for serving as chairperson of a committee as follows: Audit ($18,000); Compensation ($12,000); Nominating and Governance ($9,000); Science and Technology ($9,000);
•	an annual cash retainer for serving as a member of a committee as follows: Audit ($8,000); Compensation ($6,000); Nominating and Governance ($4,500); and Science and Technology ($4,500);

•
new non-employee directors receive an initial grant of restricted stock units with a value of 2x the annual grant with the number of shares to be issued on the grant date calculated based on the grant date fair value with one-third vesting annually on each of the first, second and third anniversaries of the grant date; and

•	an annual equity grant on the second Monday in January a grant of restricted stock units with a value of $60,000, vesting at one year from the grant date.
The effective date for any annual equity grants to employees and non-employee directors is the second Monday in January, with the exercise price of options granted set at the closing price of our common stock on the date of grant.
Compensation Committee Interlocks and Insider Participation
During 2021, Mr. Klosk, Dr. Brown, Mr. Myers and Ms. Whitaker served as members of Caladrius’ compensation committee. During 2021, none of the members of the compensation committee had at any time been one of Caladrius’ officers or employees. None of Caladrius’ executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on the Caladrius Board of Directors or compensation committee.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of Caladrius under the Securities Act or the Exchange Act.
The primary purpose of the audit committee is to oversee Caladrius’ financial reporting processes on behalf of the Caladrius Board of Directors. The audit committee’s functions are more fully described in its charter, which is available on the Caladrius website at https://ir.caladrius.com/corporate-governance/governance-overview.
In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management Caladrius’ audited financial statements for the calendar year ended December 31, 2021. The audit committee has discussed with Grant Thornton LLP (“GT”), Caladrius’ independent registered public accounting firm, the matters required to be discussed by Auditing Standard No. 16, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board (“PCAOB”). In addition, the audit committee has discussed with GT their independence, and received from GT the written disclosures and the letter required by Ethics and Independence Rule 3526 of the PCAOB. Finally, the audit committee discussed with GT, with and without management present, the scope and results of GT’s audit of the financial statements for the calendar year ended December 31, 2021.
Based on these reviews and discussions, the audit committee recommended to the Caladrius Board of Directors that such audited financial statements be included in Caladrius’ Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC.
Audit Committee
Gregory B. Brown, M.D.
Cynthia L. Flowers
Steven M. Klosk
Steven S. Myers

CALADRIUS EXECUTIVE COMPENSATION
The following is a discussion and analysis of compensation arrangements of Caladrius’ named executive officers.
Summary Compensation Table
The following table sets forth the total compensation paid or accrued during the last two fiscal years with respect to (i) our President and Chief Executive Officer, (ii) our two other most highly compensated executive officers, who each earned more than $100,000 during the fiscal year ended December 31, 2021, and were serving as executive officers as of such date.
Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	All Other Compensation	Total Compensation
David J. Mazzo, Ph.D., President and Chief Executive Officer	2021	$631,495	$295,942	$313,230(2)	$64,298	$30,250(3)	$1,335,216
	2020	$613,102	$329,576	$235,783(4)	$149,190	$30,250(5)	$1,357,901
Kristen K. Buck, M.D., Executive Vice President R&D and Chief Medical Officer(10)	2021	$183,333	$275,000	$400,000	$1,000,000	$—	$1,858,333
	2020	$—	$—	$—	$—	$—	$—
Todd Girolamo, Former Chief Legal Officer and Corporate Secretary(11)	2021	$359,801	$130,427	$84,270(6)	$19,289	$8,250(7)	$602,037
	2020	$333,373	$114,771	$103,683(8)	$95,120	$8,250(9)	$655,197
(1)
Amounts shown under “Stock Awards” and “Option Awards” represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, in accordance with SEC rules. See Note 10 to the Notes to the Consolidated Financial Statements in our 2021 Form 10-K, for a discussion of assumptions made in such valuations. All stock awards, option awards and other shares discussed in this table were issued under the Plan, with a per share price generally equal to the fair market value of a share of our common stock on the date of grant.

(2)
Includes the grant of performance stock units valued at $124,020, which is also the maximum potential value at the time of the grant. The performance criteria was met in 2021 for half of the performance stock units, and as a result, half of the performance stock units valued at $62,010 were canceled in 2021.

(3)	Consisted of (i) a car allowance of $12,000, (ii) $8,250 of Company 401(k) match, and (iii) a life and disability insurance allowance of $10,000.
(4)
Includes the grant of performance stock units valued at $84,903, which is also the maximum potential value at the time of the grant. The performance criteria was not met in 2020, and as a result, the performance stock units were canceled in 2020.

(5)	Consisted of (i) a car allowance of $12,000, (ii) $8,250 of Company 401(k) match, and (iii) a life and disability insurance allowance of $10,000.
(6)
Includes the grant of performance stock units valued at $28,620, which is also the maximum potential value at the time of the grant. The performance criteria was met in 2021 for half of the performance stock units, and as a result, half of the performance stock units valued at $14,310 were canceled in 2021.

(7)	Consisted of $8,250 of Company 401(k) match.
(8)
Includes the grant of performance stock units valued at $41,363, which is also the maximum potential value at the time of the grant. The performance criteria was not met in 2020, and as a result, the performance stock units were canceled in 2020.

(9)	Consisted of $8,250 of Company 401(k) match.
(10)	Dr. Buck joined the Company in September 2021 and her salary represents an annual amount prorated for time in position in 2021. The bonus was part of her recruitment package.
(11)	Mr. Girolamo resigned from the Company in March 2022.
Caladrius Employment Agreements and Equity Grants
Employment Agreements and Other Arrangements with Executive Officers
This section contains a description of the employment agreements and certain other arrangements that Caladrius has or had during the years ended December 31, 2019 through March 2022, with the named executive officers listed in the Summary Compensation Table. All descriptions are qualified in their entirety by reference to such agreements. The descriptions to follow provide further information about the compensation that is shown in the Summary Compensation Table and the Grants of Plan Based Awards Table for the respective officers. They also give you information about payments that could be received by these officers under certain circumstances at such time as their employment with Caladrius ends, for example, certain severance arrangements.

David J. Mazzo, Ph.D. - President and Chief Executive Officer
In connection with his appointment as the Company’s Chief Executive Officer, Dr. Mazzo and the Company entered into an Amended and Restated Employment Agreement dated and effective as of March 19, 2021, (the “Mazzo Agreement”). The Mazzo Agreement amends and restates the initial employment agreement entered into between the Company and Dr. Mazzo on January 5, 2015, as amended on January 16, 2015, July 25, 2016, September 18, 2017 and December 6, 2018, setting forth the terms and conditions of Dr. Mazzo’s employment with the Company. Under the terms of the Mazzo Agreement, Dr. Mazzo received an annual base salary of $633,032 for 2021 (the “Mazzo Base Salary”) which subsequently adjustable based on the discretion of the Compensation Committee of the Caladrius Board of Directors. The Mazzo Agreement has an initial term expiring on December 31, 2022, which shall be automatically extended for additional one-year periods, unless Dr. Mazzo is provided written notice by the Company no later than ninety (90) days prior to the expiration of the initial term. The Mazzo Agreement also provides Dr. Mazzo with the option to terminate his employment with the Company if: (i) the Company relocates Dr. Mazzo’s principal place of employment, without Dr. Mazzo’s consent, in a manner than lengthens his one-way commute distance by fifty (50) miles or more, and/or (ii) if Dr. Mazzo provides the Company with thirty (30) days’ prior written notice.
The Mazzo Agreement provides Dr. Mazzo with certain benefits, including but not limited to: (i) twenty-nine (29) days paid time off, (ii) severance payments and Consolidated Omnibus Budget Reconciliation Act (“COBRA”) medical and dental insurance for fifteen (15) months following a termination of his employment with the Company, and (iii) bonus payments equal to 125% of his target bonus (which is 55% of the Mazzo Base Salary), without proration, upon termination of his employment with the Company. The Mazzo Agreement is also governed by New Jersey law, to remain consistent with the Company’s principal place of business.
Effective September 18, 2017, the Caladrius Board of Directors approved an amendment to the Mazzo Agreement, which provides that upon the occurrence of the events in connection with a Change of Control (as described in the amendment), Dr. Mazzo shall instead receive (i) payment of his salary as then in effect through the eighteen-month anniversary of the termination date of the Mazzo Agreement and (ii) a lump sum payment equal to 1.5 times his target bonus as then in effect. The Amendment also provides for the continuation of Dr. Mazzo’s benefits for a period of eighteen months from the termination date, instead of the fifteen month period previously provided for in the Mazzo Agreement.
Kristen K. Buck, M.D. - Executive Vice President R&D and Chief Medical Officer
In connection with her appointment as Executive Vice President, R&D and Chief Medical Officer, Dr. Buck and the Company entered into an Employment Agreement dated and effective as of July 26, 2021 (the “Buck Agreement”), setting forth the terms and conditions of Dr. Buck’s employment with the Company. Under the terms of the Buck Agreement, Dr. Buck received an annual base salary of $550,000 for 2021 (“Base Salary”) which is subsequently adjustable based on the discretion of the Compensation Committee of the Caladrius Board of Directors. The Buck Agreement has an initial term expiring on September 1, 2024, which shall be automatically extended for additional one-year periods unless Dr. Buck is provided written notice by the Company no later than ninety (90) days prior to the expiration of the initial term. In connection with her hire, Dr. Buck was granted options to purchase $1,000,000 of common stock and restricted stock awards with a value of $400,000, both of which vest in three equal annual installments starting on September 1, 2021 in addition to annual bonus set at 50% of her Base Salary.
The Buck Agreement provides Dr. Buck with certain benefits, including but not limited to: (i) twenty-nine (29) days paid time off, (ii) severance payments and COBRA medical and dental insurance for twelve (12) months following a termination of her employment with the Company without Cause or for Good Reason (each as defined in the Buck Agreement), and (iii) bonus payments equal to 100% of her target bonus (which is 50% of her Base Salary) prorated for the number of days employed in the calendar year upon termination of her employment with the Company and provide that the time period for the exercise of option equity awards shall be extended for a period equal to the shorter of one year following the termination date or the remaining term of the award. The Buck Agreement is also governed by New Jersey law, to remain consistent with the Company’s principal place of business.
The Buck Agreement provides that upon the occurrence of the events in connection with a Change of Control (as described in the agreement), Dr. Buck shall instead receive (i) payment of her salary as then in effect through the fifteenth-month anniversary of the termination date of the Buck Agreement and (ii) a lump sum payment equal to

125% of her target bonus as then in effect. The amendment also provides for the continuation of Dr. Buck’s benefits for a period of fifteen months from the termination date, the vesting of all outstanding unvested time-based equity awards and provide that the time period for the exercise of option equity awards shall be extended for a period equal to the shorter of one year following the termination date or the remaining term of the award.
Todd C. Girolamo, J.D., M.B.A. - Former Chief Legal Officer and Corporate Secretary
Mr. Girolamo and the Company entered into a Change of Control Agreement (the “Girolamo Agreement”) dated and effective as of July 25, 2016. The Girolamo Agreement provides that upon the occurrence of the events in connection with a Change of Control (as described in the agreement), Mr. Girolamo shall instead receive (i) payment of his salary as then in effect through the twelve-month anniversary of the termination date of the Girolamo Agreement and (ii) a lump sum payment equal to 100% of his target bonus as then in effect, and (iii) the continuation of his benefits for a period of twelve months from the termination date.
Indemnification Agreements
We enter into indemnification agreements with each of our executive officers and each of our directors from time to time pursuant to which we have agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is our director, officer, employee, agent or fiduciary.
Acceleration of Vesting Under Equity Compensation Plans
Generally, in the event of a Change in Control of Caladrius (as defined in the 2009 Plan, the 2015 Plan and the Plan) and either (i) the failure of Caladrius’ successor to assume a participant’s awards or (ii) such assumption of awards is followed by the participant’s termination without cause on or within the one-year period following the Change in Control, (a) all outstanding options and stock appreciation rights of each participant granted prior to the change in control shall be fully vested and immediately exercisable in their entirety, and (b) all unvested stock awards, restricted stock units, restricted stock, performance-based awards, and other awards shall become fully vested, including without limitation, the following: (i) the restrictions to which any shares of restricted stock granted prior to the change in control are subject shall lapse as if the applicable restriction period had ended upon such change in control, and (ii) the conditions required for vesting of any unvested performance-based awards shall be deemed to be satisfied upon such change in control.
Termination or Change in Control Payments
The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination occurred on December 31, 2021 under the circumstances specified below:
Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason ($)	After Change in Control Termination w/o Cause or for Good Reason ($)	Voluntary Termination ($)
David J. Mazzo	Severance	1,226,500	1,471,799	—
	Health Benefits	43,473	52,168	—
	Equity Award Acceleration	—	104,160	—
	Total	1,269,973	1,628,127	—
Kristen Buck	Severance	825,000	1,031,250	—
	Health Benefits	17,652	22,064	—
	Equity Award Acceleration	—	175,875	—
	Total	842,652	1,229,189	—
Todd Girolamo	Severance	—	514,360	—
	Health Benefits	—	44,595	—
	Equity Award Acceleration	—	33,390	—
	Total	—	592,345	—

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
The following table sets forth information on option awards outstanding at December 31, 2021 for Caladrius’ named executive officers.
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price**	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested $(***)
David J. Mazzo, Ph.D.	40,000(1)	—	$35.00	1/5/2025
	35,000(2)	—	$6.30	1/25/2026
	50,919(3)	—	$4.77	9/29/2026
	50,000(4)	—	$3.54	1/9/2027
	50,000(5)	—	$3.79	1/8/2028
	53,250(6)	17,750(6)	$4.95	1/14/2029
	34,500(7)	34,500(7)	$3.28	1/13/2030
	15,000(8)	45,000(8)	$1.59	1/11/2031
					124,000	$104,160
Kristen Buck	375,511(9)	762,404(9)	$1.28	9/1/2031
					209,375	$175,875
Todd Girolamo	750(10)	—	$52.00	1/4/2022
	1,251(11)	—	$62.00	1/2/2023
	2,500(12)	—	$77.70	1/2/2024
	2,500(13)	—	$62.10	8/1/2024
	2,752(14)	—	$38.70	2/17/2025
	2,000(15)	—	$22.60	6/2/2025
	5,000(16)	—	$6.30	1/25/2026
	12,103(17)	—	$4.77	9/29/2026
	15,000(18)	—	$3.54	1/9/2027
	20,000(19)	—	$3.79	1/8/2028
	18,000(20)	6,000(20)	$4.95	1/14/2029
	14,500(21)	14,500(21)	$3.28	1/13/2030
	4,500(22)	13,500(22)	$1.59	1/11/2031
					39,750	$33,390
**	All option awards were made under and are governed by the terms of the Company’s 2003 Equity Participation Plan, the 2009 Plan, the 2015 Plan or the Plan.
***	Calculated by multiplying the closing market price of Caladrius Common Stock on December 31, 2021 by the number of shares of restricted stock held by the applicable Named Executive Officer.
(1)	Consists of options granted to Dr. Mazzo pursuant to the terms of his employment agreement dated as of January 5, 2015 and amended on January 16, 2015.
(2)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 25, 2016.
(3)	Consists of options granted to Dr. Mazzo by the Compensation Committee on September 29, 2016.
(4)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 9, 2017.
(5)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 8, 2018.
(6)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 14, 2019.
(7)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 13, 2020.
(8)	Consists of options granted to Dr. Mazzo by the Compensation Committee on January 11, 2021.
(9)	Consists of options granted to Dr. Buck by the Compensation Committee on July 27, 2021.
(10)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 4, 2012.
(11)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 2, 2013.
(12)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 2, 2014.
(13)	Consists of options granted to Mr. Girolamo effective on August 1, 2014, all of which are vested.
(14)	Consists of options granted to Mr. Girolamo by the Compensation Committee on February 17, 2015.

(15)	Consists of options granted to Mr. Girolamo by the Compensation Committee on June 2, 2015.
(16)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 25, 2016.
(17)	Consists of options granted to Mr. Girolamo by the Compensation Committee on September 29, 2016.
(18)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 9, 2017.
(19)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 8, 2018.
(20)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 14, 2019.
(21)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 13, 2020.
(22)	Consists of options granted to Mr. Girolamo by the Compensation Committee on January 11, 2021.
Pension Benefits
We do not have any qualified or non-qualified defined benefit plans.
Non-qualified Deferred Compensation
We do not have any non-qualified defined contribution plans or other deferred compensation plans.
Incentive Compensation Recoupment Policy
On December 5, 2017, the Company adopted an Incentive Compensation Recoupment Policy (the “Policy”) that applies to an employee of the Company who is serving as an “officer” within the meaning of Rule 16a-1(f) under the Exchange Act.
The Compensation Committee of the Caladrius Board of Directors may seek recoupment of any payment deemed recoverable under the Policy (a “Recoverable Payment”), when in its judgment, after reviewing relevant facts and circumstances, it determines that: (a) an executive (i) engaged in serious misconduct, or (ii) failed to supervise a subordinate employee who engaged in serious misconduct which the executive knew, or was reckless in not knowing, was occurring, and (b) such misconduct resulted in a material violation of law or a written Company policy that caused significant financial or reputational harm to the Company. As used in this Policy, “serious misconduct” may be only found to have occurred where an executive or a supervised employee acted knowingly, intentionally, or recklessly in violating a law or written Company policy. For the avoidance of doubt, an executive’s business judgment made in good faith and in the reasonable belief that such judgments and related actions were in or not opposed to the best interests of the Company shall not subject the executive’s Incentive Compensation to recoupment.
“Incentive Compensation” means (i) any equity or equity-based award granted on or after the effective date of the Policy, and (ii) any cash-based performance or incentive award (i.e., bonus or cash incentive plan payment, including any amounts deferred with respect thereto) made to an executive with respect to the Company’s 2019 fiscal year or any subsequent fiscal year.
The determination by the Compensation Committee whether and the extent to which to seek recoupment may be influenced by a variety of factors, including, but not limited to, (i) the elements of the compensation received by the executive, (ii) retention, promotion, or succession planning considerations, (iii) pay equity factors, (iv) whether the underlying conduct was an isolated occurrence, (v) feasibility and cost of implementation, (vi) legal and compliance factors, (vii) whether other disciplinary actions have been taken against the executive, and (viii) the objective of administering the Policy in a way that does not discourage settlement of disputes when settlements are in the best long-term interests of the Company and its stockholders.
Based on the facts and circumstances, the Compensation Committee may decide on the appropriate recoupment method, including whether to seek recoupment of Recoverable Payments already paid or otherwise seek recoupment (totally or partially) of Recoverable Payments that have not vested or have not been paid. However, the Compensation Committee may not seek recoupment of any Recoverable Payments (a) following a change in control (as defined in the executive’s employment agreement) or (b) that were awarded more than three years prior to the first event giving rise to the recoupment. This Policy shall operate prospectively from the effective date of the Policy and shall be construed so as not to violate any legally binding commitment of the Company arising prior to the effective date of the Policy. Recoupment determinations pursuant to this Policy shall only be made to the extent permitted by law, and this Policy shall be interpreted so as not to violate any law or regulation.

CEND EXECUTIVE COMPENSATION
Cend’s named executive officers, consisting of its principal executive officer and the next two highly compensated executive offers, for the fiscal year ended December 31, 2021 were:
Name	Title
David Slack, MBA	President & Chief Executive Officer
Harri Järveläinen	Chief Operating Officer
Andy Dorr	Chief Medical Officer
Summary Compensation Table
The following table sets forth the total compensation paid or accrued during the last two fiscal years with respect to (i) our President and Chief Executive Officer, (ii) our two other most highly compensated executive officers, who each earned more than $100,000 during the fiscal year ended December 31, 2021, and were serving as executive officers as of such date.
Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All other Compensation	Total
Named Executive Officers and Directors
David Slack MBA President and Chief Executive Officer	2021	$429,609(5)	$61,708	—	—	$491,317
	2020	$176,309		$542,692		$719,001
Harri Järveläinen Chief Operating Officer	2021	$336,818	$162,958	—	10,000(3)	$509,776
	2020	$223,959(6)	—	$47,503	8,000(4)	$279,462
F. Andrew Dorr Chief Medical Officer	2021	$133,200	—	$101,918		$235,118
	2020	—	—		—	—
(1)	Amounts reflect discretionary bonuses for all named executive officers.
(2)
The amounts in this column represent the aggregate grant-date fair value of stock option granted to each named executive officer, computed in accordance with FASB ASC Topic 718. See Note 9 to the Notes to the Consolidated Financial Statements in our 2021 Form 10-K for a discussion of assumptions made in such valuations.

(3)	Reflects the amount contributed to Mr. Jarvelainen’s 401(k) retirement account.
(4)	Reflects the amount contributed to Mr. Jarvelainen’s 401(k) retirement account.
(5)
This amount includes (i) $91,827 paid to Mr. Slack for his services as a Director, as an independent contractor, from January 1, 2021 to March 28, 2021 and (ii) 337,782 after he was hired as Cend’s President and Chief Executive Officer.

(6)
This amount includes (i) $66,666 ($33,333 per month) paid pursuant to for services provided as an independent contractor on a temporary basis prior to entering into the Cend USA Employment Agreement (as defined below), (ii) $125,333 paid pursuant to the Cend USA Employment Agreement, and (iii) $31,960 paid pursuant to the Cend Australia Employment Agreement (as defined below).

Outstanding equity awards as of December 31, 2021
The following table sets forth certain information about outstanding equity awards granted to Cend’s named executive officers that remain outstanding as of December 31, 2021.
	Option awards(1)
Name	Grant date	Number of securities underlying unexrecised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
F. Andrew Dorr	12/15/2021	44,000(2)	27,500	3.82	12/15/2031
David Slack MBA	12/03/2019	20,000(3)	—	2.25	12/03/2029
	12/29/2020	457,500(4)	285,938	1.92	12/29/2030
Harri Järveläinen	10/20/2017	189,604(5)	—	0.9993	10/20/2027
	10/20/2017	134,414(6)	—	0.9993	10/20/2027
	04/08/2019	250,000(7)	—	2.25	04/08/2029
	12/30/2020	40,000(8)	5,000	1.92	12/30/2030
(1)	All of the option awards listed in the table above were granted under the 2016 Plan the terms of which are described below under “—Equity incentive plans.”
(2)
Twelve and one-half percent (12.5%) of the shares underlying the Cend Options (the “Option Shares”) will be vested and exercisable upon the last day of each three-month period following March 11, 2021, such that 100% of the Option Shares will be vested and exercisable upon the second (2th) anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service (as defined in the Plan), as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service.

(3)
Twenty-five percent (25%) of the Option Shares vested on the last day of each three-month period following the Vesting Commencement Date which was October 1, 2019 such that all of the Option Shares were vested on the one-year anniversary of the vesting commencement date.

(4)
Twenty-five percent (25%) of the Option Shares shall vest and become exercisable upon the one (1) year anniversary of the Vesting Commencement Date which was June 4, 2020; and (iii) the remaining Option Shares will vest and become exercisable in a series of thirty-six (36) successive equal monthly installments, rounded downward to the nearest whole share, measured from the first (1st) anniversary of the vesting commencement date, such that 100% of the Option Shares will be vested and exercisable upon the fourth (4th) anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service, as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service. However, in the event of an Involuntary Termination (defined in the 2016 Plan, as amended) which results in Optionee’s Termination of Service, within twelve (12) months following a Change in Control (as defined in the 2016 Plan, as amended), the vesting of this Option, the new option or other similar incentives replacing this Option, as applicable, shall accelerate in full automatically effective upon such Involuntary Termination.

(5)
Thirty-three percent (33%) of the Option Shares will be vested and exercisable upon the six (6) month, twelve (12) month, and eighteen (18) month anniversaries of the Vesting Commencement Date which is July 15, 2017, such that 100% of the Option Shares will be vested and exercisable upon the eighteenth (18th) month anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service (as defined in the Plan), as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service. In the event of a Change in Control of the Company, the vesting of the Option shall accelerate, with respect to 100% of the Option Shares and such Option Shares shall immediately become fully exercisable, provided that there has not been a Termination of Service as of the time of the consummation of such Change in Control.

(6)
Thirty-three percent (33%) of the Option Shares will be vested and exercisable upon the Company having a U.S. (or comparable country) IND application granted; (iii) thirty-three percent (33%) of the Option Shares will be vested and exercisable upon the Company initiating a Phase I clinical trial; and (iv) thirty-three percent (33%) of the Option Shares became vested and exercisable upon the Company completing a Phase I clinical trial; provided, however, that there has not been a Termination of Service (as defined in the Plan), as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service. In the event of a Change in Control of the Company, the vesting of the Option shall accelerate, with respect to 100% of the Option Shares and such Option Shares shall immediately become fully exercisable, provided that there has not been a Termination of Service as of the time of the consummation of such Change in Control. As of the date of this proxy statement/prospectus/information statement, all options have vested.

(7)
Twelve and one-half percent (12.5%) of the Option Shares shall vest and become exercisable on the last day of each three-month period following the Vesting Commencement Date which January 16, 2019 such that all of the Option Shares shall be vested on the two (2) year anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service (as defined in the 2016 Plan), as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service. In the event of a Change in Control of the Company, the vesting of the Option shall accelerate with respect to 100% of the Option Shares and such Option Shares shall immediately become fully exercisable, provided there has not been a Termination of Service as of the consummation of such Change in Control.

(8)
Twelve and one-half percent (12.5%) of the Option Shares will be vested and exercisable upon the last day of each three-month period following the Vesting Commencement Date which was January 17, 2020, such that 100% of the Option Shares will be vested and exercisable upon the second anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service (as defined in the Plan) as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service.

See “—Potential payments upon termination or change of control” for a description of vesting acceleration applicable to stock options held by Cend’s named executive officers. Cend may in the future, on an annual basis or otherwise, grant additional equity awards to Cend’s executive officers pursuant to its 2016 Plan, the terms of which are described below under “—Equity incentive plans.”
Nonqualified deferred compensation
None of Cend’s named executive officers for the fiscal year ended December 31, 2021 participated in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by Cend. The Cend Board of Directors may elect to provide Cend’s officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in Cend’s best interests.
Pension Benefits
Cend does not have any qualified or non-qualified defined benefit plans.
Employment arrangements
Below is a description of Cend’s employment arrangements with each of Cend’s named executive officers for the fiscal year ended December 31, 2021.
David Slack, MBA. Cend entered into an employment agreement with Mr. Slack on March 29, 2021 (“Slack Employment Agreement”) setting forth the terms of his employment. Mr. Slack was entitled to annual base salary of $444,000 and is eligible to receive an annual performance bonus equivalent to 35% of his then current annual salary, provided he meets the annual bonus target performance expectations approved by the Cend Board of Directors, less applicable withholdings, with any such bonus to be determined at the sole discretion of the Cend Board of Directors. The term of the Slack Employment Agreement is 4 years and continues until terminated by either party, and requires 60 days notice. It also provides for certain severance benefits, the terms of which are described below under “—Potential payments upon termination or change of control.”
Dr. Harri Järveläinen. Dr. Jarvelainen has entered into two different employment agreements. One employment agreement was entered into with DrugCendR Australia Pty Ltd., dated July 18, 2020 (“Cend Australia Employment Agreement”), appointing Dr. Jarvelainen as President; his services commenced October 1, 2020, contingent upon the happening of certain events as described therein. Dr. Jarvelainen was entitled to an annual salary of AUS$284,200, an allowance of AUS$650 per month for health insurance, superannuation contributions of nine percent (9%) of Dr. Jarvelainen’s salary, which were contributed by DrugCendR Australia Pty Ltd. into the superannuation fund, as nominated by Dr. Jarvelainen, and those additional benefits as provided by the National Employment Standards (“NSE”) and further described therein. The term of the Cend Australia Employment Agreement was one year, and was set to expire on October 1, 2021, unless otherwise extended with a contract amendment or terminated. Subject to the requirements as provided by the NSE, termination may occur either by: (1) termination based on the specified grounds as described in the initial Cend Australia Employment Agreement whereby the employer shall provide three (3) months’ notice or pay in lieu of notice; (2) termination in the event of serious misconduct without notice or pay; or (3) Dr. Jarvelainen providing his voluntary resignation with at least one months’ notice. On January 22, 2021 the Cend Australia Employment Agreement was amended to increase the rate to AUD$378,933 per year effective January 1, 2021. On March 3, 2021, the Cend Australia Employment Agreement was amended to increase the rate to AUD$473,667. On September 8, 2021, the Cend Australia Employment Agreement was amended to extend the term of Dr. Jarvelainen’s employment through December 31, 2022 and increase the allowance for health insurance to AUS$251 per week (the “Third Australia Amendment”). All other terms of the Cend Australia Employment Agreement remain in place.
On October 1, 2018, Dr. Jarvelainen entered into an Executive Employment Agreement with Cend (“Cend USA Employment Agreement”).
On April 1, 2021 Dr. Jarvelainen entered into the First Amendment to the Executive Employment Agreement in which Mr. Jarvelainen’s salary was increased to $333,333 per year, as to be reviewed and adjusted from time to time. All other terms of the initial USA Employment Agreement remain in place.
F. Andrew Dorr, M.D. Cend entered into an initial consulting agreement with Mr. F. Andrew Dorr on March 3, 2020 setting forth the terms of his consulting arrangement (“Initial Dorr Consulting Agreement”). Pursuant to

the Initial Dorr Consulting Agreement, Mr. Dorr was to serve as the Chief Medical Officer and was entitled to receive an hourly fee of $450.00 per hour, exclusive of travel time, payable monthly. Additionally, Mr. Dorr was entitled to receive reimbursement for certain expenses, including reasonable telephone expenses, long distance coach (or equivalent) travel within the continental US, including lodging, transportation, and meals, and business class for international travel, payable 30 days thereafter as provided by the Initial Dorr Consulting Agreement. The term of the Initial Dorr Consulting Agreement was indefinite, until terminated by either party, of which can occur by either party providing ten (10) days’ notice following a breach of a material provision of the Initial Dorr Consulting Agreement, unless such breach is cured during such ten (10) day period. Alternatively, Cend may terminate for any reason, with or without cause, by providing fifteen (15) days’ notice. If such termination is without cause, then Cend shall pay Mr. Dorr all unpaid and undisputed amounts due for the consulting services provided by the Initial Dorr Consulting Agreement. Furthermore, as of March 11, 2021, the Initial Dorr Consulting Agreement was amended (“Dorr Amendment”) to extend the Initial Dorr Consulting Agreement through February 22, 2022, unless further modified or extended. The Dorr Amendment further updated the scope of services to be provided by Mr. Dorr, and to updated the fees and expenses to be paid to Mr. Dorr. Particularly, pursuant to the Dorr Amendment, Mr. Dorr shall receive a monthly retainer of $14,000 per month, and may invoice Cend for excess hours at a rate of $450.00 per hour with travel time being payable at ½ of the $450.00 hourly rate. Mr. Dorr received options for 44,000 shares of common stock of Cend, 27,500 of such options have vested as of June 8, 2022, subject to non-cancellation or early termination of the Initial Dorr Consulting Agreement, as amended. All other terms of the Initial Dorr Consulting Agreement remain in place.
Rule 10b5-1 Sales Plans
The directors and executive officers of Cend may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the combined organization's common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Cend’s directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of the combined organization's insider trading policy. Prior to 120 days after the date of the Closing, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into as a condition to the Closing.
Potential Payments Upon Termination or Change in Control
Regardless of the manner in which a Cend named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary.
David Slack, MBA. Pursuant to his employment agreement dated March 29, 2021, in the event Mr. Slack is terminated for good cause, he shall receive regular wages through the termination date. No other severance compensation is payable when he is terminated for good cause. In the event Mr. Slack is terminated for reasons other than good cause, after executing a release, Mr. Slack shall be entitled to (i) eight months compensation at his then-current annual salary rate, (ii) pro-rated annual bonus through termination date and (iii) Cend will continue to pay the premiums for Mr. Slack’s health insurance for eight months (or reimbursement for same) for COBRA coverage. Further, in the event Mr. Slack’s termination is an “Involuntary Termination” (as defined in the First Amendment to Stock Option Grant Notice dated July 1, 2022) and occurs within twelve months following a “Change in Control” (as defined in Cend's 2016 Plan) the vesting of options granted to Mr. Slack shall accelerate in full automatically effective upon such Involuntary Termination.
Equity Incentive Plans
2016 Equity Incentive Plan
The Cend Board of Directors and stockholders approved the Cend 2016 Equity Incentive Plan (the “Cend Plan”) on September 14, 2016 and amendments to the Cend Plan were approved by the Cend Board of Directors and stockholders on October 18, 2017, March 3, 2018, August 31, 2019, August 18, 2020, December 30, 2020 and July 1, 2022.

Stock Awards. The Cend Plan provides for the grant of (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock bonuses, and (iv) rights to acquire restricted stock. Incentive stock options may be granted only to employees. Other awards may be granted to employees, including officers, and to non-employee directors and consultants.
Share Reserve. The aggregate number of shares of Cend’s common stock that may be issued pursuant to awards under the Cend Plan is 3,217,700 shares. The maximum number of shares that may be issued upon the exercise of incentive stock options under the Cend Plan is 3,217,700 shares. If an award granted under the Cend Plan expires or otherwise terminates without being exercised in full, or if shares of stock still subject to restrictions are repurchased by Cend, the shares will become available for subsequent issuance under the Cend Plan.
Administration. The Cend Board of Directors, or a duly authorized committee thereof, has the authority to administer the Cend Plan. Subject to the terms of the Cend Plan, the Cend Board of Directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.
Stock Options. Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the Cend Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Cend’s common stock on the date of grant, however the Cend Board of Directors shall determine the exercise price of each nonstatutory stock option. Options granted under the Cend Plan vest at the rate specified by the plan administrator. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include, without limitation, (1) cash, check, (2) shares acquired directly from Cend that have been held by the optionholder for at least six months and whose fair market value is equal to the aggregate exercise price of the shares to be purchased, (3) a cashless exercise program as established by Cend and (4) any combination of the foregoing.
Restricted Stock Purchase Awards. Stock purchase rights represent the right to acquire Cend Common Stock. The plan administrator determines the number of award shares and the price to be paid. Cend has the right to repurchase the award shares upon the participant's termination of employment for the price paid by the participant.
Transferability. Unless the plan administrator provides otherwise, awards generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order.
Changes to Capital Structure. In the event that there is a specified type of change in Cend’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Cend Plan and (2) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. In the event of certain specified significant corporate transactions, awards will vest in full if not assumed or substituted. Under the Cend Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of Cend’s consolidated assets, (2) a sale or other disposition of at least 50% of Cend’s outstanding securities, (3) a merger or consolidation immediately after which Cend’s stockholders cease to own more than 50% of the combined voting power of the surviving entity, or a merger with or into another corporation, or the Merger.
Amendment and Termination. The Cend Board of Directors has the authority to amend, suspend, or terminate the Cend Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent and provided further that certain types of amendments will require the approval of Cend’s stockholders.
401(k) Plan
Cend does not currently prove a 401(k) plan to it employees. In 2020 Cend had adopted a 401(k) for a very limited purpose with limited eligibility. That plan is no longer active.
Health and Welfare Benefits
All of Cend’s full-time employees and certain of Cend’s part-time employees are eligible to participate in Cend’s employee benefit plans, including Cend’s medical, dental, life and disability insurance plans, in each case on the same basis as all of Cend’s other employees.

CEND DIRECTOR COMPENSATION
Director Compensation
The following table sets forth information regarding compensation earned by or paid to Cend’s directors during the fiscal year ended December 31, 2021.
Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Other Compensation	Total
Erkki Ruoslahti, MD, PhD(1)	$50,000	$—	$—	$—	$50,000
David Slack, MBA(2)	$491,317	$—	$—	$—	$491,317
James Xiao, EMBA(3)	$—	$—	$—	$—	—
Heidi Henson, CPA, CFO(4)	$—	—	—	—	—
Mike Sailor, PhD(5)	$—	—	—	—	—
(1)	As of December 31, 2021, Dr. Ruoslahti held 308,727 vested shares of common stock that underlying stock options granted to Dr. Ruoslahti.
(2)	As of December 31, 2021, Mr. Slack held 477,500 shares of common stock that underlying stock options granted to Mr. Slack; 285,938 of which are unvested.
(3)	As of December 31, 2021, Mr. Xiao held 40,000 vested shares of common stock that underlying stock options granted to Mr. Xiao.
(4)	As of December 31, 2021, Ms. Henson held 40,000 vested shares of common stock that underlying stock options granted to Ms. Henson.
(5)
As of December 31, 2021, Dr. Sailor held 111,000 shares of common stock that underlying stock options granted to Dr. Sailor; 76,313 of which are unvested. Upon the Closing, all unvested shares will accelerate and vest in full.

Nonqualified deferred compensation
None of Cend’s directors for the fiscal year ended December 31, 2021 participated in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by Cend. The Cend Board of Directors may elect to provide Cend’s directors, officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in Cend’s best interests.
Pension Benefits
Cend does not have any qualified or non-qualified defined benefit plans.

MATTERS BEING SUBMITTED TO A VOTE OF CALADRIUS STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE MERGER AND THE ISSUANCE OF COMMON STOCK IN THE MERGER
At the Annual Meeting, Caladrius Stockholders will be asked to approve the Merger and the issuance of Caladrius Common Stock to Cend Stockholders pursuant to the Merger Agreement. Immediately following the Merger, it is expected that Cend Stockholders will own approximately 50% of the outstanding Caladrius Common Stock, and Caladrius Stockholders as of immediately prior to the Merger owning approximately 50% of the outstanding Caladrius Common Stock, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement.
Changes in the amount of Caladrius’ net cash balance and the amount of any transaction expenses of Cend in excess of $250,000 immediately prior to the Closing could result in relative ownership percentages that are different than those described above.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Caladrius Common Stock in the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement. A copy of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A.
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Caladrius Common Stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 50% of Caladrius Common Stock following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Caladrius must obtain the approval of Caladrius Stockholders for the issuance of these shares of Caladrius Common Stock in the Merger.
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Caladrius must obtain the approval of Caladrius Stockholders of the change of control as defined under the Nasdaq Listing Rules resulting from the Merger.
Required Vote
The affirmative vote of the holders of a majority of the shares of Caladrius Common Stock having voting power present in person or represented by proxy at the Annual Meeting is required to approve Proposal No. 1.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT THE CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF CALADRIUS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NO. 2:

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALADRIUS EFFECTING THE REVERSE STOCK SPLIT
General
At the Annual Meeting, Caladrius Stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split. Upon the effectiveness of the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split (the “Split Effective Time”), the issued shares of Caladrius Common Stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares such that a Caladrius Stockholder will own one new share of Caladrius Common Stock for every five to fifteen shares (or any number in-between and as determined by Caladrius and Cend) of issued Caladrius Common Stock held by that stockholder immediately prior to the Split Effective Time.
The approval of the Reverse Stock Split (Proposal No. 2) is required in order to avoid a potential delisting of Caladrius Common Stock from The Nasdaq Capital Market. However, the approval of the Reverse Stock Split (Proposal No. 2) is not a condition to closing the Merger and is also not conditioned upon the consummation of the Merger, and as such the Reverse Stock Split may be implemented by the Caladrius Board of Directors even if the Merger does not take place.
If Proposal No. 2 is approved, the Reverse Stock Split would become effective in connection with the Closing. The Caladrius Board of Directors may affect only one reverse stock split in connection with this Proposal No. 2. The Caladrius Board of Director’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for Caladrius Common Stock and the listing requirements of Nasdaq.
The form of the amendment to the amended and restated certificate of incorporation of Caladrius to effect the Reverse Stock Split, as more fully described below, will affect the Reverse Stock Split but will not change the number of authorized shares of Caladrius Common Stock or preferred stock, or the par value of Caladrius Common Stock or Caladrius preferred stock.
Purpose
The Caladrius Board of Directors approved the proposal to amend the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split for the following reasons:
•
the Caladrius Board of Directors believes effecting the Reverse Stock Split may be an effective means of avoiding a delisting of Caladrius Common Stock from The Nasdaq Capital Market in the future; and

•	the Caladrius Board of Directors believes a higher stock price may help generate investor interest in Caladrius and help Caladrius attract and retain employees.
If the Reverse Stock Split successfully increases the per share price of Caladrius Common Stock, the Caladrius Board of Directors believes this increase may increase trading volume in Caladrius Common Stock and facilitate future financings by Caladrius.
Requirements for Listing on The Nasdaq Capital Market
Caladrius Common Stock is quoted on The Nasdaq Capital Market under the symbol “CLBS.” The Nasdaq Capital Market imposes, among other requirements, a minimum $1.00 per share bid price requirement pursuant to the Minimum Bid Price Requirement. The closing bid price for our common stock must remain at or above $1.00 per share to comply with the Minimum Bid Price Requirement for continued listing. Since July 12, 2021, the closing bid price for our common stock has been below $1.00 per share. On February 18, 2022, we received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying us that, for the preceding 30 consecutive trading days, the closing bid price for shares of our common stock was below $1.00 per share and, accordingly, we no longer satisfied the Minimum Bid Price Requirement. Because we require Nasdaq approval to list the combined company following the Merger, the Reverse Stock Split may be necessary in order to consummate the Merger.
One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Caladrius’ management being able to issue more shares without further stockholder approval. For example, before the Reverse Stock Split, Caladrius’ authorized but unissued shares immediately prior to the Closing would be approximately 500,000,000, compared to 60,518,478 shares issued and outstanding as of June 13, 2022. If Caladrius effects the Reverse Stock Split using a 1:15 ratio, its authorized but unissued shares immediately prior to the Closing would be approximately 33,333,333 compared to shares issued and outstanding of approximately 4,034,565. Caladrius currently has no plans to issue shares, other than in connection with the Merger, and to satisfy obligations under Caladrius Options from time to time as Caladrius Options are exercised. The Reverse Stock Split will not affect the number of authorized shares of Caladrius Common Stock, which will continue to be authorized pursuant to the certificate of incorporation of Caladrius.
Potential Increased Investor Interest
On June 14, 2022, Caladrius Common Stock closed at $0.50 per share. An investment in Caladrius Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Caladrius Board of Directors believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of Caladrius Common Stock.
Caladrius cannot predict whether the Reverse Stock Split will increase the market price for the Caladrius Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Caladrius Common Stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Caladrius Common Stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the Reverse Stock Split will result in a per share price that will increase the ability of Caladrius to attract and retain employees; or
•
the market price per share will either exceed or remain in excess of the Minimum Bid Price Requirement as required by The Nasdaq Capital Market for continued listing, or that Caladrius will otherwise meet the requirements of The Nasdaq Capital Market for inclusion for trading on The Nasdaq Capital Market.

The market price of Caladrius Common Stock will also be based on the performance of Caladrius and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Caladrius Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Caladrius may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Caladrius Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.
Principal Effects of the Reverse Stock Split
The amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.
The Reverse Stock Split will be effected simultaneously for all outstanding shares of Caladrius Common Stock. The Reverse Stock Split will affect all of the Caladrius Stockholders uniformly and will not affect any Caladrius Stockholder’s percentage ownership interests in Caladrius, except to the extent that the Reverse Stock Split results in any of the Caladrius Stockholders owning a fractional share. Caladrius Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Caladrius following the Merger. The Reverse Stock Split will not affect Caladrius continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates
If the Caladrius Stockholders approve the amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split, and if the Caladrius Board of Directors still believes that the Reverse

Stock Split is in the best interests of Caladrius and the Caladrius Stockholders, Caladrius will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Caladrius Board of Directors has determined to be the appropriate Split Effective Time. The Caladrius Board of Directors may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the Split Effective Time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the Split Effective Time, Caladrius Stockholders will be notified that the Reverse Stock Split has been effected. Caladrius expects that the Caladrius transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Caladrius. In the event that Proposal No. 3 is approved, the certificates reflecting the post-split shares will also reflect the change of Caladrius’ corporate name to “Lisata Therapeutics, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Caladrius Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. Caladrius Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Caladrius Common Stock on The Nasdaq Capital Market on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split, Caladrius Stockholders will be approving the combination of a range of five to fifteen shares (or any number in between) of Caladrius Common Stock into one share of Caladrius Common Stock.
Caladrius Stockholders should be aware that, under the escheat laws of the various jurisdictions where Caladrius Stockholders reside, where Caladrius is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Caladrius or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, Caladrius Stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Caladrius Board of Directors or contemplating a tender offer or other transaction for the combination of Caladrius with another company, the Reverse Stock Split proposal is not being proposed in response to any effort of which Caladrius is aware to accumulate shares of Caladrius Common Stock or obtain control of Caladrius, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Caladrius Board of Directors and Caladrius Stockholders. Other than the proposals being submitted to the Caladrius Stockholders for their consideration at the Annual Meeting, the Caladrius Board of Directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change of control of Caladrius. For more information, please see the section entitled “Risk Factors—Risks Related to Caladrius Common Stock,” and “Description of Caladrius Capital Stock—Anti-Takeover Effects of Provisions of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. holders (as defined below) of Caladrius Common Stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Caladrius Common Stock. Caladrius has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Reverse Stock Split.
This discussion is limited to holders who hold their Caladrius Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Caladrius Stockholder, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Caladrius Common Stock that are subject to special rules, including, without limitation:
•	persons who are not U.S. holders (as defined below);
•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•	persons holding Caladrius Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell Caladrius Common Stock under the constructive sale provisions of the Code;
•	persons who hold or receive Caladrius Common Stock pursuant to the exercise of any employee stock options or otherwise as compensation; and
•	tax-qualified retirement plans.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Caladrius Common Stock that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Caladrius Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Caladrius Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
In addition, the following discussion does not address the tax consequences of the Reverse Stock Split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split.
HOLDERS OF CALADRIUS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Consequences of the Reverse Stock Split
The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of Caladrius Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Caladrius Common Stock, as discussed below. A U.S. holder’s aggregate tax basis in the shares of Caladrius Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the Caladrius Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Caladrius Common Stock), and such U.S. holder’s holding period in the shares of Caladrius Common Stock received should include the holding period in the shares of Caladrius Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Caladrius Common Stock surrendered to the shares of Caladrius Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. holders of shares of Caladrius Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. holder of Caladrius Common Stock that receives cash in lieu of a fractional share of Caladrius Common Stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Caladrius Common Stock surrendered that is allocated to such fractional share of Caladrius Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Caladrius Common Stock surrendered exceeded one year at the Split Effective Time.
Information Reporting and Backup Withholding
Payments of cash made in lieu of a fractional share of Caladrius Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Caladrius Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Caladrius Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote
The affirmative vote of holders of a majority of the outstanding shares of Caladrius Common Stock having voting power outstanding on the Record Date for the Annual Meeting is required to approve the amendment to the amended and restated certificate of incorporation of Caladrius effecting the Reverse Stock Split, at a ratio mutually agreed to by Caladrius and Cend in the range of one new share for every five to fifteen shares outstanding (or any number in between).
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALADRIUS EFFECTING THE REVERSE STOCK SPLIT.

PROPOSAL NO. 3:

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALADRIUS EFFECTING THE CALADRIUS NAME CHANGE
At the Annual Meeting, Caladrius Stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Caladrius to effect the Caladrius Name Change. Caladrius’ management believes that the current name will no longer accurately reflect the business of Caladrius and the mission of Caladrius subsequent to the consummation of the Merger.
Required Vote
The affirmative vote of holders of a majority of the shares of Caladrius Common Stock having voting power outstanding on the Record Date for the Annual Meeting is required to approve the amendment to the amended and restated certificate of incorporation to effect the Caladrius Name Change.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALADRIUS EFFECTING THE CALADRIUS NAME CHANGE.

PROPOSAL NO. 4:

ELECTION OF DIRECTORS
At the Annual Meeting, Caladrius Stockholders will vote on the election of three Class III directors to serve for a three-year term until Caladrius’ 2025 annual meeting of stockholders or until their successors are elected and qualified, or until his earlier death, resignation or removal. The Caladrius Board of Directors has unanimously nominated Michael H. Davidson, M.D., Steven M. Klosk and Steven S. Myers upon the recommendation of Caladrius’ nominating and governance committee, for reelection to the Caladrius Board of Directors as Class III directors. The nominees have agreed to stand for election. If the nominees for Class III are elected at the Annual Meeting, then each nominee will serve for a three-year term expiring at the 2025 annual meeting of stockholders, or until his successor is elected and qualified, or until his earlier death, resignation or removal.
Caladrius Stockholders should understand, however, that if the Merger is completed, the effect of the approval of Proposal No. 4 will be limited since the composition of the Caladrius Board of Directors will be changed upon completion of the Merger in accordance with the Merger Agreement.
Required Vote
Caladrius’ directors are elected by a plurality of the votes cast. If a choice is specified on the proxy card by a stockholder, the shares will be voted as specified. If a choice is not specified on the proxy card, and authority to do so is not withheld, the shares will be voted “FOR” the election of the three nominees for Class III above. If any of the nominees becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for the nominee will instead be voted for the election of a substitute nominee proposed by Caladrius’ management or the Caladrius Board of Directors. Each person nominated for election has agreed to serve if elected. Caladrius’ management has no reason to believe that any nominee will be unable to serve.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH THE CLASS III NOMINEES FOR DIRECTOR PURSUANT TO THIS PROPOSAL NO. 4.

PROPOSAL NO. 5:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Re-Appointment of Grant Thornton LLP
Grant Thornton LLP currently serves as our independent registered public accounting firm and has audited our financial statements for the year ended December 31, 2021. Grant Thornton LLP was initially appointed as our independent registered public accounting firm in 2011.
Grant Thornton LLP has again been appointed by the Audit Committee of the Caladrius Board of Directors (the “Audit Committee”) to serve as our independent registered public accounting firm for our fiscal year ending December 31, 2022. The Caladrius Board of Directors is submitting this appointment to our stockholders for ratification at the Annual Meeting.
Representatives of Grant Thornton LLP at Annual Meeting
Representatives of Grant Thornton LLP are expected to be present at the Annual Meeting to have an opportunity to make a statement, if they desire to do so and to be available to respond to appropriate questions.
Accounting Fees and Other Accounting Matters
Grant Thornton LLP was engaged to serve as Caladrius’ independent registered public accounting firm in 2021 and 2020 and accordingly, audited Caladrius’ financial statements for the fiscal years ended December 31, 2021 and 2020. The following table sets forth a summary of the fees billed or expected to be billed to us by Grant Thornton LLP for professional services rendered for the fiscal years ended December 31, 2021 and 2020.
Fee Category	Fiscal 2021 Fees	Fiscal 2020 Fees
Audit Fees(1)	$420,000	$401,000
Audit-Related Fees(2)	$—	$—
Tax Fees(3)	$—	$—
All Other Fees(4)	$—	$—
Total Fees	$420,000	$401,000
(1)
Audit Fees consist of aggregate fees billed or expected to be billed for professional services rendered for the audit of Caladrius’ annual consolidated financial statements included in Caladrius’ Annual Reports on Form 10-K and review of the interim consolidated financial statements included in Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2021 and 2020, respectively.

(2)
Audit-Related Fees consist of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Caladrius’ consolidated financial statements and are not reported under “Audit Fees.”

(3)
Tax Fees consist of aggregate fees billed or expected to be billed for professional services rendered for tax compliance, tax advice and tax planning. These fees related to preparation of Caladrius’ federal and state income tax returns and other tax compliance activities.

(4)	All Other Fees consist of aggregate fees billed for products and services provided by Grant Thornton (as applicable), other than those disclosed above.
The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm and approves in advance any services to be performed by the independent registered public accounting firm, whether audit-related or not. The Audit Committee reviews each proposed engagement to determine whether the provision of services is compatible with maintaining the independence of the independent registered public accounting firm. All of the fees shown above were pre-approved by the Audit Committee.
Required Vote; Recommendation of the Caladrius Board of Directors
Approval of the Proposal No. 5 requires the affirmative vote of a majority of the stock present at the virtual meeting or represented by proxy entitled to vote and voting on the Auditor Ratification Proposal.
THE CALADRIUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RE-APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 6:

THE NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION
Background of the Proposal
Under the Dodd-Frank Act and Section 14A of the Exchange Act, the Caladrius Stockholders are entitled to vote to approve, on an advisory (non-binding) basis, the compensation of its Chief Executive Officer and its other named executive officers as disclosed in this proxy statement/prospectus/information statement in accordance with the SEC rules.
Executive Compensation
Caladrius believes that its executive compensation programs, which are reviewed and approved by the Compensation Committee and reviewed by Radford, its compensation consultants, are designed to retain and incentivize the talented executives whose efforts are key to our long-term success. Caladrius Stockholders are encouraged to review carefully the “Caladrius Executive Compensation” section of this proxy statement/prospectus/information statement for additional details about Caladrius’ executive compensation, including information about the fiscal year 2021 compensation of our named executive officers.
Caladrius is asking the Caladrius Stockholders to indicate their support for our Named Executive Officer compensation as described in this proxy statement/prospectus/information statement. This proposal, commonly known as a “say-on-pay” proposal, gives the Caladrius Stockholders the opportunity to express their views on the named executive officers’ compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officersnamed executive officers as described in this proxy statement/prospectus/information statement. Accordingly, Caladrius is asking the Caladrius Stockholders to cast a non-binding advisory vote “FOR” the following resolution at the Annual Meeting:
“RESOLVED, that the compensation of Caladrius’ named executive officers, as disclosed in Caladrius’ Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, is hereby APPROVED.”
Required Vote; Recommendation of the Caladrius Board of Directors
Approval of this proposal requires the affirmative vote of a majority of the stock present at the virtual meeting or represented by proxy entitled to vote and voting on the proposal.
The say-on-pay vote is advisory, and therefore not binding on Caladrius, the Compensation Committee or the Caladrius Board of Directors. Nevertheless, the Caladrius Board of Directors and our Compensation Committee value the opinions of our stockholders, whether expressed through this vote or otherwise, and, accordingly, the Caladrius Board of Directors and Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT THE CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE THE EXECUTIVE COMPENSATION ON A NON-BINDING ADVISORY VOTE BASIS.

PROPOSAL NO. 7:

THE AMENDMENT TO THE 2018 EQUITY INCENTIVE COMPENSATION PLAN
Background of the Proposal
The Caladrius Board of Directors has unanimously approved an amendment (subject to stockholder approval at the Annual Meeting) of the Caladrius 2018 Equity Incentive Compensation Plan (the “Plan”) that increases the number of shares that may be issued under the Plan.
At the Annual Meeting, you are being asked to approve the amendment to the Plan that increases the number of shares that may be issued under the Plan by 5,000,000 shares from 8,500,000 shares to 13,500,000 shares.
The following is a summary of the Plan, as amended. This summary is qualified in its entirety by reference to the full text of the Plan, as amended, which is attached to Annex F to this proxy statement/prospectus/information statement and is incorporated herein by reference.
The Plan was approved by the Caladrius Board of Directors and our stockholders in 2018. By its terms, the Plan may be amended by the Caladrius Board of Directors, provided that any amendment that the Caladrius Board of Directors determines requires stockholder approval is subject to receiving such stockholder approval. Approval by the Caladrius Stockholders is required by the listing rules of Nasdaq. In addition, stockholder approval is required in order to ensure favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Code.
As of June 13, 2022, a total of 3,504,420 shares of our common stock remain available for issuance under the Plan; options to purchase a total of 2,623,288 shares of common stock are outstanding; and restricted stock units for the issuance of a maximum of 1,453,795 shares of our common stock were outstanding. As of June 13, 2022, a total of 2,023,095 shares of our common stock have been issued upon the exercise of options and vesting of other equity awards granted under the Plan.
Reasons for Amendment of the Plan
In concert with Radford, the independent consultant to the Company, the Caladrius Board of Directors and our management believe that the effective use of stock-based long-term incentive compensation is vital to our ability to achieve strong performance in the future. The Plan is intended to maintain and enhance the key policies and practices adopted by our management and the Caladrius Board of Directors to align employee and stockholder interests and to link compensation to Company performance. In addition, our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating key personnel. We believe that the increase in the number of shares available for issuance under our Plan is essential to permit our management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors. The Caladrius Board of Directors believes that the number of shares currently remaining available for issuance pursuant to future awards under the Plan (3,504,420 shares as of June 13, 2022) is not sufficient for future granting needs.
The following is a brief summary of the Plan, as amended. This summary is qualified in its entirety by reference to the text of the Plan, a copy of which is attached as Annex F hereto.
Summary of Material Features of the Plan
Plan Administration. In accordance with the terms of the Plan, the Plan shall be administered by a committee appointed by the Caladrius Board of Directors, which committee shall consist of not less than two members of the Caladrius Board of Directors and shall be comprised solely of members of the Caladrius Board of Directors who qualify as non-employee directors. The Caladrius Board of Directors shall have the power to add or remove members of the committee. The Plan administrator has the authority, in its discretion, to determine, among other matters, (i) the fair market value of shares in connection with awards, (ii) the recipients to whom awards may be granted, (iii) the number of shares of the Company’s common stock to be covered by each award granted under the Plan, (iv) the forms of agreements for use under the Plan and (v) all other terms and conditions of awards in accordance with the Plan.

Eligibility. The Plan allows us, under the direction of the Plan administrator, to make grants of stock options, restricted stock, restricted stock units, deferred share units, unrestricted shares and stock appreciation rights to the Company’s employees, consultants and directors. As of June 13, 2022, there were approximately 26 individuals eligible to participate in the Plan.
Corporate Governance Aspects of the Plan. The Plan includes several provisions that we believe promote best practices by reinforcing alignment with stockholders’ interests. These provisions include, but are not limited to, the following:
•
No Discounted Options or Stock Appreciation Rights: Stock options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date except to replace equity awards due to a corporate transaction.

•
No Repricing without Stockholder Approval: Other than in connection with certain changes in the Company’s capitalization or changes in control, without the prior approval of stockholders, (i) the exercise price of stock options and stock appreciation rights may not be reduced, (ii) no option or stock appreciation right may be cancelled in exchange for cash, other awards, or options or stock appreciation rights with an exercise price that is less than the exercise price of the original option or stock appreciation right and (iii) the Company may not repurchase an option or stock appreciation right for value if the fair market value of the shares underlying such option or stock appreciation right is lower than its exercise price per share.

•	No Dividends: Dividends on stock awards may accrue but are not payable until such time as any applicable vesting period or achievement of performance conditions has been met.
•	No Transferability: Equity awards other than unrestricted shares generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Plan administrator.
•
Limits on Director Grants: The number of shares that may be granted to any non-employee director in any calendar year is limited to an aggregate grant date fair value of $60,000, except for grants made pursuant to an election by a non-employee director to receive a grant of equity in lieu of cash for any cash fees to be received for service on the Caladrius Board of Directors or any committee thereof or in connection with a non-employee director initially joining the Caladrius Board of Directors.

Shares Available for Issuance. The Plan provides for the issuance of up to 8,500,000 shares of our common stock plus a number of additional shares to be issued if awards outstanding under our Amended and Restated 2009 Equity Compensation Plan (the “2009 Plan”) and/or 2015 Equity Compensation Plan (the “2015 Plan”) are cancelled, expire or net share settled. As of June 13, 2022, 3,504,420 shares were available for future awards under the Plan. If our stockholders approve this proposal, an additional 5,000,000 shares would be available for future awards under the Plan. Generally, shares of common stock reserved for awards under the Plan that lapse or are canceled (other than by exercise) will be added back to the share reserve available for future awards.
Stock Options. Stock options granted under the Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-statutory stock options, which are not intended to meet those requirements. Incentive stock options may be granted to employees of the Company and its affiliates. Non-statutory options may be granted to employees, directors and consultants of the Company and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant and the term of the option may not be longer than ten years. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant and the term of the option may not be longer than five years.
Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable, to the extent vested at the time of termination of service, for 90 days after termination of service for any reason other than death or total and permanent disability, and for one year after termination of service on account of death or total and permanent disability, but will not be exercisable if the termination of service was due to cause.

Stock Awards. Stock awards under the Plan may be granted to any participant under the Plan, pursuant to the terms of a stock award agreement evidencing such grant. The Plan administrator shall establish a vesting period and may prescribe certain additional restrictions, including the satisfaction of corporate or individual performance objectives, on such stock awards. Generally, holders of stock award shares shall have the right to vote such shares, and cash dividends may accrue on stock awards, though they may be paid only to the extent that the applicable restricted period has lapsed or the corporate or individual performance objectives have been achieved. Unless otherwise provided by the stock award agreement or determined by the Plan administrator in its sole discretion, any unvested stock award shares shall be forfeited if the grantee’s employment or service with the Company terminates for any reason prior to the expiration or termination of the applicable vesting period and/or the achievement of such other vesting conditions applicable to the award.
Restricted Stock Units. Restricted stock units are awards denominated in units evidencing the right to receive shares, which may vest over such period of time and/or upon satisfaction of such performance criteria or objectives as is determined by the Plan administrator at the time of grant and set forth in a stock award agreement, without payment of any amounts by the grantee except to the extent required by law. Prior to delivery of shares with respect to an award of restricted stock units, the grantee shall have no rights as a shareholder of the Company. Unless otherwise provided by the stock award agreement or determined by the Plan administrator in its sole discretion, restricted stock units shall be forfeited if the grantee’s employment or service with the Company terminates for any reason prior to the expiration or termination of the applicable vesting period and/or the achievement of such other vesting conditions applicable to the restricted stock units.
Unrestricted Shares. The Plan administrator may cause the Company to grant unrestricted shares at such time or times, in such amounts and for such reasons as the Plan administrator, in its sole discretion, shall determine. No payment shall be required for unrestricted shares.
Stock Appreciation Rights. Stock appreciation rights may be granted by the Plan administrator either alone, in addition to, or in tandem with other awards under the Plan. Each stock appreciation right shall relate to such number of shares as shall be determined by the Plan administrator and shall be exercisable for shares only.
Changes in Capitalization. In connection with any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or any other increase or decrease in the number of issued shares without receipt of consideration by us, subject to any required action by our shareholders, the number of shares covered by each outstanding award, and the number of shares which have been authorized for issuance under the Plan but as to which no awards have yet been granted or which have been returned to the Plan upon cancellation or expiration, as well as the price per share covered by each such outstanding option or stock appreciation right and the share limitations set forth in the Plan, shall be proportionately and equitably adjusted.
Corporate Transactions. In the event of a change in control, and either (i) the failure of the Company’s successor to assume a participant’s awards or (ii) an assumption of such awards followed by a participant’s termination without cause within the one-year period following such change in control, then, except as otherwise provided by the Plan administrator in a participant’s award agreement, the participant shall be entitled to the following benefits: (i) all outstanding options and stock appreciation rights granted prior to the change in control shall be fully vested and immediately exercisable in their entirety upon such change in control (or upon later termination of the participant’s employment without cause, if applicable), and (ii) all unvested stock awards, performance-based awards, and other awards shall become fully vested.
Amendment and Termination. The Plan may be amended, altered, suspended or terminated by the Caladrius Board of Directors at any time. No amendment, alteration, suspension or termination of the Plan shall materially impair the rights of any participant unless mutually agreed otherwise between the participant and the Plan administrator, which agreement must be in writing and signed by the participant and the Company.
Duration of Plan. The Plan will expire by its terms on April 23, 2028.

Federal Income Tax Considerations
The material federal income tax consequences of the issuance and exercise of stock options and other awards under the Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.
Incentive Stock Options: Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to us at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (referred to as the “ISO holding period”). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in “alternative minimum taxable income” of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and we will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.
Non-Statutory Options: Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-statutory options will be treated as options that are not incentive stock options.
A non-statutory option ordinarily will not result in income to the optionee or deduction to us at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-statutory option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to us in an amount equal to the optionee’s compensation income.
An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the non-statutory option plus the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.
Stock Grants: With respect to stock grants under our Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. We generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the Internal Revenue Service within 30 days of the receipt of the shares. We generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

Stock Units: The grantee recognizes no income until the issuance of the shares. At that time, the grantee must generally recognize ordinary income equal to the fair market value of the shares received. We generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Plan Benefits
Since the adoption of the Plan through June 13, 2022, we have granted the following stock options (and restricted stock units/performance units/etc.) under the Plan to the individuals and groups listed below. In all cases, the securities underlying such equity awards were shares of our common stock.
Name and Position	Number of shares subject to equity awards
Named Executive Officers:
David J. Mazzo, Ph.D. President and Chief Executive Officer*	839,300
Todd Girolamo, Former General Counsel and Corporate Secretary*	298,000
All Current Executive Officers as a group	2,423,715
Director Nominees:
Michael H. Davidson, M.D., Director	154,228
Steven M. Klosk, Director	133,578
Steven S. Myers, Director	133,578
All current directors who are not executive officers as a group	1,017,022
All employees who are not executive officers as a group	1,252,906
*	Dr. Mazzo and Mr. Girolamo have received greater than 5 percent of the total awards granted to date under the Plan.
Other than the annual grant of restricted stock units, or any initial grant of restricted stock units to our non-employee directors, the amounts of future grants under the Plan are not determinable and will be granted at the sole discretion of the Caladrius Board of Directors or committee or other delegated persons. We cannot determine at this time either the persons who will receive such awards under the Plan or the amount or types of any such awards.
On June 14, 2022, the closing market price per share of our common stock was $0.50, as reported by Nasdaq.
The affirmative vote of a majority of the shares cast affirmatively or negatively at the Annual Meeting is required for the adoption of the amendment to our Plan.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT THE CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE PROPOSED THE AMENDMENT TO THE 2018 EQUITY INCENTIVE COMPENSATION PLAN.

PROPOSAL NO. 8:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING
If Caladrius fails to receive a sufficient number of votes to approve Proposal No. 1 or 2, Caladrius may propose to adjourn the Annual Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal No. 1 or 2. Caladrius currently does not intend to propose adjournment at the Annual Meeting if there are sufficient votes to approve Proposal No. 1 or 2. The affirmative vote of the holders of a majority of the shares of Caladrius Common Stock having voting power present in person or represented by proxy at the Annual Meeting is required to approve the adjournment of the Annual Meeting for the purpose of soliciting additional proxies to approve Proposal No. 1 or 2.
THE CALADRIUS BOARD OF DIRECTORS RECOMMENDS THAT THE CALADRIUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8 TO ADJOURN THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1 OR 2.

THE APPROVAL OF
PROPOSAL NO. 1 IS REQUIRED TO CONSUMMATE THE MERGER.

EQUITY PLAN TABLE
Equity Compensation Plan Information
The following table provides information as of December 31, 2021 regarding shares of our common stock that may be issued under our existing equity compensation plans, including our 2018 Equity Incentive Compensation Plan (the “Plan”), our 2015 Equity Compensation Plan (the “2015 Plan”), our 2009 Stock Option and Incentive Plan (the “2009 Plan”), and our amended 2017 Employee Stock Purchase Plan (the “Amended 2017 ESPP”).
	Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options(1)	Weighted Average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
Equity compensation plans approved by security holders(2)	2,131,849	$5.64	5,886,238(3)
Equity compensation plans not approved by security holders	0	—	0
(1)
Includes stock options only; does not include purchase rights accruing under the Amended 2017 ESPP Plan because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(2)	Consists of the Plan, the 2015 Plan, the 2009 Plan, and the Amended 2017 ESPP.
(3)	Includes shares available for future issuance under the Plan and the Amended 2017 ESPP.

CALADRIUS BUSINESS
Overview
Caladrius Biosciences, Inc. (“we,” “us,” “our,” “Caladrius” or the “Company”) is a clinical-stage biopharmaceutical company dedicated to the development of treatments and reversal of severe diseases. We are developing what are intended to be first-in-class therapeutics based on the characteristics of naturally occurring CD34+ cells and their ability to stimulate the growth of new microvasculature. Our technology is intended to leverage these cells to enable the body’s natural repair mechanisms using formulations unique to each medical indication.
Our leadership team has decades of collective biopharmaceutical development experience. Our goal is to develop and commercialize products that address important unmet medical needs based on a broad and versatile portfolio of candidates. Our current product candidates include:
•
XOWNA® (CLBS16), the subject of both a completed positive Phase 2a study (ESCaPE-CMD) and an ongoing follow-on Phase 2b study (FREEDOM Trial) in the United States for the treatment of coronary microvascular dysfunction (“CMD”);

•
HONEDRA® (CLBS12), recipient of SAKIGAKE designation pursuant to which early conditional approval in Japan for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease is being sought based on the current results of a clinical trial executed in Japan; and

•	CLBS201, designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for patients with chronic kidney disease related to type 2 diabetes (diabetic kidney disease or “DKD”).
Corporate Information
We incorporated in 1980 as a Delaware corporation and our principal executive offices are located at 110 Allen Road, Second Floor, Basking Ridge, NJ 07920. Our telephone number is (908) 842-0100 and the corporate website address is www.caladrius.com. Our website address in this proxy statement/prospectus/information statement is included only as an inactive textual reference and is not intended to be an active link to our website. The information on the website is not incorporated by reference into this proxy statement/prospectus/information statement.
Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, as well as other documents filed with the SEC, are available free of charge through the Investors section of the website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The public can obtain documents that are filed with the SEC at www.sec.gov.
This proxy statement/prospectus/information statement includes the following trademarks owned by us: Caladrius®, XOWNA® and HONEDRA®. These trademarks are the property of Caladrius. This proxy statement/prospectus/information statement also includes other trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and traded names included herein are the property of their respective owners.
Ischemic Repair (CD34 Cell Technology)
The CD34+ cell was discovered as a result of the deliberate search for a cell capable of stimulating the development and/or repair of blood vessels. All tissues in the body maintain their function by replacing cells over time. In addition to the maintenance function, the body must also be capable of building new blood vessels after injury. A CD34+ cell is an endothelial progenitor cell that has the ability to stimulate new blood vessel formation at the level of the microvasculature.
Our proprietary cell technology using autologous (a patient’s own naturally occurring) CD34+ cells has led to the development of therapeutic product candidates designed to address diseases and conditions caused by ischemia. Ischemia occurs when the supply of oxygenated blood to healthy tissue is restricted or reduced. Through the administration of CD34+ cells, we seek to promote the development and formation of new microvasculature and thereby increase blood flow to the impacted area. We believe that a number of conditions caused by underlying ischemic injury can be improved through our CD34+ cell technology including, but not limited to, Buerger’s disease, CLI, CMD, and DKD.

XOWNA® for Treatment of Coronary Microvascular Dysfunction
In 2017, with the assistance of a $1.9 million grant from the National Institutes of Health (Award Number R44HL135889), we initiated our program for XOWNA® for the treatment of CMD, a disease that afflicts as many as 1.6 million patients in the United States alone, with no current targeted treatment options. That study, the ESCaPE-CMD Trial, was a Phase 2a proof-of-concept open label study that enrolled patients at the Mayo Clinic in Rochester, MN and Cedars-Sinai Medical Center in Los Angeles, CA. Those data showed a positive therapeutic effect with a statistically significant improvement in angina frequency, coronary flow reserve, Canadian Cardiovascular Society Angina Class and Seattle Angina Questionnaire scores, as well as an acceptable safety profile. The full data set from that study was presented at the SCAI 2020 Scientific Sessions Virtual Conference on May 14, 2020 by Dr. Timothy Henry, FACC, of the Christ Hospital in Cincinnati, Ohio. In December 2020, we commenced enrollment in our Phase 2b FREEDOM Trial of XOWNA®, a double-blind, randomized and placebo-controlled clinical trial designed to further evaluate the efficacy and safety of intracoronary artery delivery of autologous CD34+ cells in subjects with CMD and without obstructive coronary artery disease. The FREEDOM Trial, was originally designed to enroll 105 patients randomized 4:3 active:placebo and was expected to complete enrollment in approximately 12 months. The primary objectives of the FREEDOM Trial were to corroborate the results of ESCaPE-CMD trial, to get a better estimation of the magnitude of treatment effect of XOWNA® on clinical endpoints likely to be required by the FDA in a pivotal trial and to assess the impact of XOWNA® on a patient population more broadly representative of the intended treatment population. Enrollment in the FREEDOM Trial initiated as planned and the first patient was treated in January 2021. Unfortunately, shortly thereafter, the impact of the COVID-19 pandemic in the U.S. has contributed to a general slowing of enrollment that continues to this day. The Company intends to conduct an interim analysis of the data from not less than the first 20 patients enrolled using the 6-month follow-up data to evaluate the efficacy and safety of XOWNA® in subjects with CMD and corroborate the ESCaPE-CMD study results. The following is a list of major challenges to the FREEDOM Trial execution:
1.	Accessibility of subjects to investigational sites which had restricted access to the treatment of COVID-19 patients and/or only patients with grave illness;
2.	Availability of staff at the clinical sites due to reassignment to COVID-19 treatment areas and/or to the resignation of personnel;
3.	Unexpected discontinuation by the manufacturer of the catheter originally specified for the diagnosis of CMD as part of the inclusion criteria;
4.	Subjects testing positive for COVID-19 prior to treatment;
5.	Competition for available apheresis resources;
6.	Supply chain (i.e., out-of-stock) issues associated with some of the catheters cleared by FDA for administration of XOWNA®;
7.	Discontinuation by the manufacturer of catheters cleared by FDA for administration of XOWNA®;
8.	Supply chain (i.e., out-of-stock) issues associated with Omnipaque, a commonly used contrast agent in catheter laboratories; and
9.	Financial pressures associated with dramatically increased costs of personnel, materials in general and with the cost of capital in particular.
In addition to the above, in the coming months we would be required to commit a significant amount of capital not originally budgeted for this program to an extension of our contract manufacturing organization arrangements, another unanticipated consequence of the pandemic-related delays in enrollment.
To date, despite multiple protocol amendments to address the aforementioned challenges, along with an increased number of sites in the study, the FREEDOM Trial has enrolled approximately one third of the targeted 105 patients. At this rate and given the continued uncertainty of the direct and indirect impact of the COVID-19 pandemic on enrollment, an additional more than four years would likely be required to complete enrollment and reach the primary endpoint at 6-months follow-up for all subjects. We evaluated the value and viability of continuing the FREEDOM Trial as originally designed and determined that the trial has served its purpose and that further enrollment would not provide clinical data particularly useful for future regulatory and/or commercial use. Consequently, we have decided to discontinue enrollment activities in the FREEDOM Trial and will conduct an analysis of the data from not fewer than the first 20 patients with 6-month follow up (the same number as was evaluated in the ESCaPE-CMD trial) to achieve one of the objectives of the study, i.e., evaluation of the efficacy and safety of XOWNA® in subjects with CMD in a controlled trial with the aim of corroboration of the ESCaPE-CMD study results. Additionally, these data will provide an estimation of the XOWNA® effect size on the clinical endpoints likely to be required by the FDA in a future pivotal study. The next steps of development of XOWNA® will be determined based on the results of this interim analysis, appropriate discussions with the FDA, if warranted, a review of costs and timeline and the interest of any of possible collaborators. Per good clinical practice, we will continue to assess and follow all treated subjects according to protocol through completion of follow-up. The interim analysis is expected to be completed in August 2022 and the following potential outcomes are projected based on the results of the analysis of the FREEDOM Trial data:
1.	The data corroborate the ESCaPE-CMD data
a.
We will meet with the FDA to discuss the path to registration for the product and then determine whether future clinical development can be solely supported by us or if a partner or licensee will be required for continued development and if such a partner is available

2.	The data do not corroborate ESCaPE-CMD results
a.	We will likely terminate the development of XOWNA® for CMD
The final decision on the future development of XOWNA® is expected by end of 2022. As with all development activities, there can be no assurance of a positive outcome.
HONEDRA® for Treatment of Critical Limb Ischemia
Our randomized, open-label, registration-eligible study of HONEDRA® in Japan for the treatment of CLI and Buerger’s disease has, to date, demonstrated positive trends in both safety and efficacy. The HONEDRA® study’s enrollment, however, has been significantly curtailed by the COVID-19 pandemic’s impact in Japan, including the States of Emergency in Japan that have persisted for much of the past 18 months. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the unpredictability of the timing of site enrollment re-initiation, we suspended further enrollment and are focusing our efforts on consummating a partnership for the product in Japan. Such a partnership may become the basis for the completion of development and registration of HONEDRA® in Japan and may include the completion of enrollment of the four remaining no-option CLI subjects stipulated in the original protocol, if necessary, and/or exploration of submitting the existing data to Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) under Japan’s regenerative medicine regulations, which allow for conditional approval of innovative regenerative medicine products. Despite receipt from FDA in March 2021 of orphan designation in the United States for CLBS12 as a potential treatment for Buerger’s disease, based on a response from the FDA in October 2021 regarding a development plan for U.S. registration, we have decided not to pursue U.S. development in Buerger’s disease at this time.
CLBS201 for Treatment of Diabetic Kidney Disease
Progressive kidney failure is associated with attrition of the microcirculation of the kidney. Pre-clinical studies in kidney disease and injury models have demonstrated that protection or replenishment of the microcirculation results in improved kidney function. Based on these observations, we have elected to move forward with a Phase 1, open-label, proof-of-concept trial evaluating CLBS201 dosed via intra-renal artery injections in subjects with DKD. This protocol, as approved by an IRB, is expected to include six subjects in total with the first two subjects sequentially dosed and followed for a two-week safety observation period. Clearance by an independent Data Safety Monitoring Board (“DSMB”) overseeing the study will then permit the treatment of the next four patients, with all patients being followed for safety and therapeutic effect. A read-out of data will occur after the six-month follow-up visit for all patients. A key criterion for continued development of CLBS201 will be our ability to demonstrate a therapeutic effect that will make it competitive in the field of DKD treatment, i.e., kidney function regeneration, as indicated by increased glomerular filtration rate.
Additional Out-licensing Opportunities and Pipeline Diversification
Our broad intellectual property portfolio of cell therapy assets includes notable programs available for out-licensing in order to continue their clinical development. Our current long-term strategy focuses on advancing our therapies through development with the ultimate objective of obtaining market authorizations and entering commercialization, either alone or with partners, to provide treatment options to patients suffering from life-threatening medical conditions. We believe that we are well-positioned to realize potentially meaningful value increases within our own proprietary pipeline if we are successful in advancing our product candidates to their next significant development milestones.
In addition, we further desire to diversify our pipeline of development product candidates and are exploring a range of strategic transactions in furtherance of that goal. We have taken, and intend to continue to take, active steps to identify assets and/or companies for acquisition and/or partnership that would complement our current development programs and de-risk our overall development portfolio. Such assets potentially could target indications beyond cardiovascular disease as well as product categories outside of cell therapy. The range of possible transactions includes an acquisition, merger, business combination, in-license or other strategic transaction, any of which could result in the issuance of securities that could significantly dilute the shares of our existing stockholders. There can be no assurance that this exploration of strategic alternatives will result in us entering into or completing any transaction or that such transaction, if completed, will add to shareholder value.
COVID-19 Considerations
In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COVID-19, was reported to have surfaced in China. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and the world’s economies began to experience pronounced effects. Despite the FDA approval of multiple COVID-19 vaccines, there remains uncertainty around the extent and duration of disruption and any future related financial impact cannot reasonably be estimated at this time. In response to the COVID-19 pandemic, we implemented a universal work from home policy as well as stringent social distancing and other hygiene policies for employees when they must be in the office. Our clinical study of HONEDRA® in Japan has experienced significant delays in enrollment due to the States of Emergency in effect in Japan for most of 2020 and re-implemented from January 7, 2021 through March 21, 2021 covering Tokyo and other regions in response to an increased number of COVID-19 infections. Due to reported increases in COVID-19 cases and a low rate of vaccination in Japan, States of Emergency were renewed on April 25, 2021 through May 11, 2021 and then re-implemented in Tokyo from July 12, 2021 through September 30, 2021. With our expectation that COVID-19 in Japan would continue to impact negatively enrollment of patients in the HONEDRA® clinical trial, we have elected to suspend trial enrollment, seek a development partner and consult with the Japanese regulatory authorities regarding the submission of patient data already accrued.
In addition, our Phase 2b trial of XOWNA® in the United States has also experienced delays in enrolling patients as a result of COVID-19. As described above, the impact of the COVID-19 pandemic in the U.S. has contributed to a general slowing of enrollment for the FREEDOM Trial that continues to this day. The impact of COVID-19 on the trial included: limited accessibility of subjects to investigational sites which had restricted access to the treatment of COVID-19 patients and/or only patients with grave illness; limited availability of staff at the clinical sites due to reassignment to COVID-19 treatment areas and/or to the resignation of personnel; subjects testing positive for COVID-19 prior to treatment; and supply chain issues relating to catheters and other materials used for the trial. Consequently, the Company has decided to discontinue enrollment activities in the FREEDOM Trial and will conduct an analysis of the data from not fewer than the first 20 patients with 6-month follow up (the same number as was evaluated in the ESCaPE-CMD trial) to achieve one of the objectives of the study, i.e., evaluation of the efficacy and safety of XOWNA® in subjects with CMD in a controlled trial with the aim of corroboration of the ESCaPE-CMD study results.
THE FIELD OF CELL THERAPY
Regenerative medicine is defined as the process of replacing or regenerating human cells, tissues or organs to restore normal function. Among the categories of therapeutic technology platforms within this field are cell therapy, gene therapy, tissue engineering, tools, device diagnostics and aesthetic medicine. All living complex organisms start as a single cell that replicates and then individual groups of cells differentiate (mature into complex cell types), thereby yielding the diversity of organs and organ systems in an adult organism. Cell therapy is a process that uses cells to prevent, treat or cure disease, or to regenerate damaged or aged tissue. Since the 1970s, bone marrow, blood and umbilical cord-derived stem cells have been used to restore bone marrow, as well as blood and immune system cells damaged by the chemotherapy and radiation historically used to treat many cancers. Notably, this approach holds certain curative potential for patients with otherwise fatal conditions.

There are two general classes of cell therapies: autologous and allogeneic. When cells are collected from a person (donor) and transplanted or used to develop a treatment solely for that same person (recipient or patient) with or without modification, the treatment paradigm is known as “autologous” cell therapy. For long-term repair of cardiovascular tissues, evidence indicates that the repair cells must remain in the target tissue for a period of time. Since autologous cells are not destroyed by the immune system, autologous cell therapy can be expected to result in long-term residence of the administered cells. When the donor and the recipient are not the same individual, however, the procedures are referred to as “allogeneic” cell therapy.
Various cell therapies are in clinical development for an array of human diseases, including autoimmune, oncologic, cardiovascular, neurologic and orthopedic diseases, among other indications. While no assurances can be given regarding future medical developments, we believe that the field of cell therapy holds the promise to better the human experience and minimize or ameliorate the pain and suffering from many common and often life-threatening diseases. The FDA has been investing significant resources into policies and organizational changes to advance the cell and gene therapy fields in recent years through what the agency has labeled its “comprehensive regenerative medicine policy framework,” as first announced in late 2017 and incrementally developed since that time through various agency actions.
TECHNOLOGY OUT-LICENSING OPPORTUNITIES
Ischemic Repair (CD34+ Cell Technology)
Our CD34+ Cell Technology is an autologous cell platform technology with potential application to a broad array of ischemic conditions and we will seek to out-license the technology in geographies and/or indications in which we do not intend to pursue development ourselves.
Intellectual Property Platform
Our developed and owned ischemic repair patent portfolio comprises the following:
a.	Nine U.S. patents, three European Union (“EU”) patents (each filed in 5 individual countries) and ten other patents in Japan, Canada, Russia and Hong Kong;
b.
Claims cover, inter alia, a pharmaceutical composition that contains a therapeutic concentration of non-expanded CD34+ stem cells that move in response to SDF-1 or VEGF, together with a stabilizing amount of serum, that can be delivered to repair an injury caused by vascular insufficiency;

c.
Issued and pending claims can be applied to a broad range of conditions caused by underlying ischemia, including acute myocardial infarction, chronic myocardial ischemia post-acute myocardial infarction, chronic heart failure, critical limb ischemia, and ischemic brain injury and DKD;

d.	One pending patent application in the United States; and
e.	One pending patent application outside the United States.
Market Opportunity for CLI
In Japan, there are approximately 300,000 patients with CLI, of whom approximately 51,000 are not candidates for revascularization, together with an addressable population of approximately 560,000 patients in the EU and 300,000 in the United States.
The field of cardiovascular cell therapy development is competitive. There are a number of companies that are developing cell-based therapies for cardiovascular diseases. These companies are utilizing a number of different therapeutic approaches in their development efforts. There are both autologous and allogeneic based competitive therapies that derive cells principally from four sources: fat, peripheral blood, cord blood, and bone marrow. HONEDRA® is an autologous therapy that derives its cells from the peripheral blood of the patient via apheresis.
Market Opportunity for CMD
In the United States there is an addressable population of approximately 400,000 to 1,600,000 patients with CMD, while the addressable population is roughly 1,200,000 to 4,800,000 in the EU and between 43,000 and 166,000 in Japan.

Market Opportunity for DKD
In the United States, stage 3 and 4 DKD patients represent an addressable population of approximately 7,000,000 and there is an estimated addressable population of 12,000,000 patients in the EU.
SEASONALITY
We do not believe that our operations are seasonal in nature.
GOVERNMENT REGULATION
The healthcare industry is one of the most highly regulated industries in the United States and abroad. Various governmental regulatory authorities, as well as private accreditation organizations, oversee and monitor the activities of individuals and businesses engaged in the development, manufacture and delivery of health care products and services. The following is a general description of certain current laws and regulations that are relevant to our business:
Premarket Review and Approval of Pharmaceutical and Biological Products in the United States
In the United States, pharmaceutical and biological products, including cellular therapies, are subject to extensive pre- and post-market regulation by the FDA. The FD&C Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products, including biological products, intended for therapeutic uses. Biological products are approved for marketing under provisions of the Public Health Service Act (“PHS Act”). However, biological products that also meet the definition of “drugs” under the FD&C Act are also subject to regulation under FD&C Act provisions and to applicable provisions from two sets of FDA’s implementing regulations, those for biological products and those for drugs. Another distinction between pharmaceuticals and cellular therapies is that the PHS Act requires the submission of a BLA, rather than a New Drug Application (“NDA”), for market authorization of a cellular therapy candidate like ours. Generally, the application process and requirements for product approval under BLA is similar to those for an NDA, and the review process for biological products is associated with similar approval risks and application costs as for chemical entity drug products.
Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as the FDA refusal to approve pending NDAs or BLAs, withdrawal of an approval, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities. Under certain circumstances, individual members of company management may also be subject to civil or criminal penalties related to company violations of applicable legal requirements.
An applicant seeking approval to market and distribute a new pharmaceutical or biological product in the United States typically must undertake the following:
•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice or GLP regulations;
•	submission to the FDA of an IND, which includes the detailed clinical protocol, which must take effect before human clinical trials can commence;
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approval of the clinical trial protocol and the sponsor’s safeguards for human subjects by one or more IRBs depending on the numbers of clinical sites and other features of the study design, before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or “GCPs,” to establish the safety and efficacy of the proposed drug or biological product for each proposed indication for which FDA approval is sought;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
•	preparation and submission to the FDA of an NDA or BLA, as appropriate;
•	review of the product by an FDA advisory committee, where appropriate or if applicable, as determined by the FDA at its discretion;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with the regulations establishing cGMP/cGTP (if applicable), and to assure that the facilities, methods and controls used for the manufacture, processing and packing of the drug or biological product are adequate to preserve the product’s identity, strength, quality and purity; and

•	payment of applicable user fees and securing FDA approval of the NDA or BLA.
Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Moreover, submission of an IND may not result in FDA authorization to initiate a clinical trial if the FDA raises concerns or questions about the design of the clinical trial or the preclinical or manufacturing information supporting it, including concerns that human research subjects will be exposed to unreasonable health risks. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. After a trial is initiated, the FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial is not being conducted in accordance with FDA requirements, or presents an unacceptable risk to the clinical trial patients.
Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and GCPs, which are meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors. In addition, sponsors of most clinical trials involving FDA regulated products, including drugs and biologics, are required to register and disclose certain clinical trial information on a public registry and results database managed by the National Institutes of Health called ClinicalTrials.gov. Registration information that must be submitted includes information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Failure to comply with applicable clinical trial registration or results reporting obligations can result in civil monetary penalties or the withholding of grant funds from a federally funded grantee.
Clinical trials to support NDAs or BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or may be combined. Under certain circumstances, a fourth post-approval phase may be required.
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Phase 1: Trials in this phase are initially conducted in a limited population of healthy volunteers to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients, when the drug or biologic is too toxic to be ethically given to healthy individuals.

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Phase 2: These clinical trials are generally conducted in a limited patient population to determine the presence and approximate magnitude of therapeutic effect of the product for specific targeted indications and to identify appropriate therapeutic dose and dose frequency as well as any corresponding additional possible adverse effects and safety risks. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: These are commonly referred to as pivotal or registration studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are typically undertaken in a larger patient population to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple and geographically-dispersed clinical trial sites. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug or biologic as a requirement for marketing authorization.

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Phase 4: In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA or BLA approval. In other cases, a sponsor may voluntarily carry out additional trials post approval to gain more information about the drug or biologic.

Submission of an NDA or BLA to the FDA
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA seeking approval to market the drug product for one or more indications. FDA approval of the NDA or BLA is required before marketing of the product may begin in the United States. The cost of preparing and submitting an NDA or BLA is substantial. Under federal law, most NDA or BLA submissions are additionally subject to a substantial application user fee. The current fee for fiscal year 2022 is $3,117,218 (some small businesses may qualify for a waiver under certain circumstances) and an annual program fee, currently $369,413, must also be paid for each approved prescription drug or biological product. These fees are typically adjusted annually.
The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the Agency’s threshold determination that the application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. If the application is not sufficiently complete, the FDA may issue a Refusal to File, or RTF, letter, although the FDA may permit an applicant to correct certain easily correctable deficiencies in the NDA/BLA before filing without taking an official RTF action. Under certain NDA and BLA review performance goals to which the FDA has agreed, most applications for standard review of drug or biological products are reviewed within ten to twelve months, and most applications for priority review drugs or biologics are reviewed within six to eight months. If a sponsor submits a major amendment to a filed NDA or BLA at any time during the review cycle, the FDA may extend these reviews by three months although only one such extension is permitted during a review cycle. Priority review can be applied to drugs or biologics that, in the FDA’s determination, offer major advances in treatment or provide a treatment for a disease or condition for which no adequate therapy exists. For biologics, priority review is further limited to products intended to treat a serious or life-threatening disease relative to currently approved products. Priority review requests must be submitted in conjunction with the original NDA/BLA for which the sponsor is seeking the designation, and the FDA decision will be made in conjunction with its official action to file the application and begin the substantive review process.
Before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to ensure compliance with GCPs. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. These pre-approval inspections cover all facilities associated with an NDA or BLA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with applicable cGMP and cGTP requirements and are adequate to assure consistent production of the drug or biological product within required specifications and the NDA or BLA contains data that provide substantial evidence that the drug or biologic is safe and effective for the proposed indication.
The FDA may refer applications for novel drug or biological products, or drug or biological products that present difficult questions of safety or efficacy, to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but the FDA will carefully consider them.
After the FDA fully evaluates the NDA or BLA and the relevant manufacturing facilities, the FDA will issue either an approval/licensure letter or a complete response letter (“CRL”). A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmitted NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions within two or six months, depending on the type of information being provided to address the deficiencies in the CRL. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
If the FDA approves a drug or biological product for marketing in the United States, it may limit the approved indications for use for the product; require that contraindications, warnings or precautions be included in the product labeling; require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, such as a REMS, which can materially affect the potential market and profitability of the product. The FDA also may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications or patient populations, making certain types of manufacturing changes or seeking to make additional labeling claims, are subject to further testing requirements and FDA review and approval.
One potential condition of approval is that the FDA may require an applicant to develop a REMS to ensure that the benefits of the drug outweigh its risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS requirements are tailored to the specific risk/benefit profile of a drug and can include requirements such as medication guides for patients, detailed communication plans for health care professionals, and elements to assure safe use, or “ETASU.” ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, restricted distribution, and the use of patient registries. The FDA may require a REMS as a condition of approval or may add such a requirement at any point post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS and the specific components that are involved can materially affect the potential market and profitability of a product. If the FDA concludes a REMS plan is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve an NDA without a REMS, if required.
Expedited Review Programs (Fast Track, Breakthrough, RMAT) and Accelerated Approval Pathways
The FDA is authorized to facilitate the development and expedite the review of certain drugs or biologics that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track Program, the sponsor of an IND for a drug candidate may request that the FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the submission of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. In addition to other benefits such as the ability to engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA or BLA before the application is complete. This “rolling review” is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. The FDA’s time period goal for reviewing an application, however, does not begin until the last section of the NDA/BLA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
Separately, under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients beyond existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.
In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw approval of the drug such that accelerated approval is also referred to as U.S. “conditional” approval. Products granted accelerated approval also are subject to additional requirements for the pre-dissemination review by the FDA of proposed promotional materials both during the NDA review process and for 120 days after marketing approval.
In addition to the above, the FDA may designate an investigational product as a Breakthrough Therapy or as a Regenerative Medicine Advanced Therapy (“RMAT”), depending on the type of investigational product and its ability to meet applicable eligibility criteria. Breakthrough Therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). The RMAT designation requires similar eligibility criteria to be met, but it is available only to cell therapies, tissue therapies, and other products that meet the statutory definition of a “regenerative medicine therapy.” Specifically, a biological product is eligible for RMAT designation if: (a) the product candidate is a regenerative medicine therapy, which is defined in the FD&C Act as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under the PHS Act (that is, excluding those biological products that are not also regulated as “drugs” under the FD&C Act); (b) the product candidate is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (c) preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. Both Breakthrough Therapy and RMAT designations are intended to help accelerate product development by allowing more frequent interactions with the FDA and receiving intensive FDA guidance on efficient drug development.
Pediatric Information
Under the Pediatric Research Equity Act (“PREA”), NDAs or BLAs or supplements to NDAs or BLAs must contain data that are adequate to assess the safety and effectiveness of the drug or biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. Sponsors must also submit pediatric trial plans prior to the assessment data, and those plans must contain an outline of the proposed pediatric trial or trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time. The FDA may grant full or partial waivers or deferrals for submission of data. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although the FDA has recently taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease.
The Best Pharmaceuticals for Children Act (“BPCA”) provides approved NDA and BLA holders a six-month extension of any exclusivity that attaches to the end of all existing marketing exclusivities and patents for the drug or biologic. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug or biologic in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Orphan Drugs
Under the Orphan Drug Act, the FDA may designate a candidate as an orphan drug if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States). Orphan drug designation must be requested by an applicant before submitting an NDA or BLA for the relevant drug candidate. If the FDA grants orphan drug designation, the FDA will publicly disclose the generic identity of the drug candidate and its potential orphan use. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances comprising methods by which a second sponsor can demonstrate clinical superiority of its drug in comparison to the first approved orphan drug. Regardless of the orphan drug designation, a competitor may receive FDA approval for a different product (i.e., a different therapeutic agent from the orphan drug) for the same indication for which the orphan product has exclusivity and may obtain approval for the same product (i.e., the same therapeutic agent as the orphan drug) but for a different indication. If a designated orphan drug ultimately receives marketing approval for an indication broader than what was described in its orphan drug designation request, it may not be entitled to exclusivity under the Orphan Drug Act. Among the other benefits of orphan drug designation, the sponsor receives a waiver of the NDA or BLA application user fee and is eligible for tax credits for certain research (although the amount of this potential tax credit was decreased from 50% to 25% of qualified clinical testing expenses with the 2017 overhaul of the U.S. Tax Code, effective in 2018).
Post-Approval Requirements
Drugs and biological products manufactured, marketed or distributed pursuant to FDA approval decisions are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to FDA review and approval before they can be implemented. There also are continuing, annual program fee requirements for any marketed, approved prescription products, as well as new application fees for supplemental applications.
In addition, drug manufacturers and other entities involved in the manufacture of approved drugs are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA for compliance with cGMP/cGTP requirements. Prescription drug distribution facilities are also subject to state licensure, including inspections, by the relevant local regulatory authority. Changes to the manufacturing process, specifications or container closure system for an approved drug or biologic are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP or cGTP and impose reporting and documentation requirements upon the sponsor and others involved in the product’s manufacturing process. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP/cGTP compliance and ensure ongoing compliance with other statutory requirements the FD&C Act, such as the requirements for making manufacturing changes to an approved NDA or BLA.
Even after a new drug or biologic approval is granted, the FDA may withdraw that approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. If a previously unknown problem, including adverse events of unanticipated severity or frequency, or with manufacturing processes, is discovered or the manufacturer fails to comply with regulatory requirements, the FDA may require revisions to the approved labeling to add new safety information; may impose additional post-market studies or clinical trials to assess new safety risks; or may impose distribution or other restrictions under a REMS program. Other potential consequences of regulatory non-compliance include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	injunctions or the imposition of civil or criminal penalties;
•	consent degrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or
•	mandated modification of promotional materials and labeling and the issuance of corrective information.
The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drug and biological products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant penalties. In addition, the distribution of prescription pharmaceutical products is subject to a variety of federal and state laws, the most recent of which is still in the process of being phased into the U.S. supply chain and regulatory framework.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.
Other Health Care Regulations
If our product candidates are approved in the United States, we will have to comply with various U.S. federal and state laws, rules and regulations pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, including Medicare and Medicaid. Other federal and state laws and regulations that could directly or indirectly affect our ability to operate the business and/or financial performance include:
•	state and local licensure, applicable to the processing and storage of human cells and tissues;
•	laws and regulations administered by the United States Department of Health and Human Services, including the Office for Human Research Protections and the Office of Inspector General;
•	state laws and regulations governing human subject research;
•	federal and state coverage and reimbursement laws and regulations, including laws and regulations administered by the Centers for Medicare & Medicaid Services and state Medicaid agencies;
•	the federal Medicare and Medicaid Anti-Kickback Law and similar state laws and regulations;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and similar state laws and regulations;
•	the federal physician self-referral prohibition commonly known as the Stark Law, and state equivalents of the Stark Law;
•
the federal transparency requirements under the Physician Payments Sunshine Act that require manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value physicians, teaching hospitals, and certain advanced non-physician health care practitioners and physician ownership and investment interests;

•	Occupational Safety and Health Administration requirements;
•	state and local laws and regulations dealing with the handling and disposal of medical waste; and
•	the Intermediate Sanctions rules of the IRS providing for potential financial sanctions with respect to “Excess Benefit Transactions” with tax-exempt organizations.
Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, or the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Japan’s Pharmaceutical and Medical Device Authority Regulation of Regenerative Medicine
Prior to 2014, there was no specific regulatory oversight of regenerative medicine products in Japan. However, in November 2013, the Japanese authorities revised the Pharmaceutical Affairs Law and renamed it the Pharmaceuticals, Medical Devices, and Other Therapeutic Products Act (the “PMD Act”). The new legislation became effective on November 25, 2014 and provides for a timely introduction of innovative regenerative medicine products. The new legislation formalizes a legal basis for development of regenerative medicine therapies. The new legislation defines regenerative medicine products as processed human cells that are intended to be used for either (1) the reconstructive repair, or formation of structures or functions of the human body; (2) the treatment or prevention of human diseases; or (3) gene therapy.
The legislation allows the PMDA/Ministry of Health, Labour and Welfare (“MHLW”) to award conditional approval to a regenerative medicine therapy if there is evidence of adequate safety and results which predict likely efficacy. The evidence for efficacy may be based on surrogate endpoints and may come from an exploratory study. This conditional approval is time-limited, and there must be an agreement with PMDA/MHLW as to follow-up collection of information which confirms efficacy and safety, similar to a post-marketing commitment in the United States.
Under the PMD Act, products under consideration may also be given a SAKIGAKE designation (similar to an FDA “Breakthrough” or “RMAT” designation in certain respects) with a priority six month review period. Additionally, there is a commitment that the PMDA will facilitate research and development by giving scientific and regulatory advice to sponsors from the early stage of development.
According to the new legislation, the sponsor prepares a marketing authorization application which is submitted for review to the PMDA. The PMDA reviews the application and prepares a review report and recommendation which is submitted to the MHLW. The MHLW reviews the recommendation and makes a decision regarding approval of the product. This procedure is followed for both a conditional approval and subsequently for a full approval after the post-marketing commitments have been fulfilled.

CEND BUSINESS
Overview
Cend Therapeutics, Inc. (formerly DrugCendR, Inc.) is a Delaware corporation, formed in October 2015 (“Cend” or “the Company”) and based in San Diego, California. Cend is focused on a tumor microenvironment (“TME”)-modifying approach to enable more effective treatment for a range of solid tumor cancers. Cend is advancing a pipeline of product and partnering opportunities based on the CendR Platform™ to potentially improve outcomes for patients with a range of solid tumor cancers that are currently poorly treated, representing high unmet medical needs.
Cend Approach
Many solid tumor cancers, including pancreatic ductal adenocarcinoma (“PDAC”), gastric cancers and many other solid tumor cancers are surrounded by dense fibrotic tissue, or stroma. This limits the efficacy of current chemotherapies for these cancers. Emerging immunotherapy treatments, including checkpoint inhibitors, adoptive cell therapies such as chimeric antigen receptor T (“CAR-T”) cells, as well as nucleic acid-based therapies, such as short interfering RNA (“siRNA”), antisense, and messenger RNAs (“mRNAs”) face particular challenges in penetrating solid tumors. Many tumors also exhibit an immunosuppressive tumor immuno-microenvironment, which suppresses patients’ immune systems’ ability to fight their cancer and can limit effectiveness of immunotherapies. These factors negatively impact the ability of many therapeutic agents and immunotherapies to effectively treat these cancers.
To address the tumor stroma’s role as a primary impediment to effective treatment, Cend’s approach activates a natural transport system that normally brings nutrients into a tissue under emergency situations such as an injury. Cancers highjack this system to promote their own growth. Cend’s lead investigational drug, CEND-1 (an internalizing R-G-D or iRGD peptide) activates this transport system in a tumor-specific manner (Sugahara, Science, 2010). This results in tumors taking up systemically administered anticancer drugs as if they were nutrients. As a result, more drug accumulates in the tumor than would accumulate without CEND-1, while normal tissues are not affected. Moreover, the drugs penetrate tumor cells further away from blood vessels with CEND-1 than without. The overall result is enhanced anticancer activity without an increase in side effects. Anticancer drugs can be coupled or conjugated to CEND-1 or other CendR peptides in Cend’s portfolio, but can be also simply given together with CEND-1. Cend believes that the co-administration option is an advantage because it is not necessary to create a new chemical entity with its attendant regulatory hurdles, providing a potentially faster-to-clinic and potentially faster-to-market product opportunity for a range of solid tumor cancers and for co-administration with a range of therapies.
Clinical progress with other approaches to address delivery to highly fibrotic tumors, such as PEGylated hyaluronidase and hedgehog inhibitors, has been limited by toxicity and side effects. CEND-1 has demonstrated favorable safety/tolerability and activity in clinical trials to enhance delivery of standard-of-care chemotherapy for PDAC. Cend and its collaborators have also amassed non-clinical data demonstrating enhanced delivery of a range of emerging anticancer therapies, including immunotherapies, and RNA-based therapeutics. CEND-1’s cancer-targeted delivery may enable such emerging treatment modalities to potentially more effectively treat a range of solid tumor cancers.
Patients in Cend’s PDAC Phase 1b clinical trial received CEND-1 plus standard gemcitabine/nab-paclitaxel (Abraxane) therapy. CEND-1 was well tolerated and the combination generated a promising response rate as well as encouraging progression-free and overall survival results. Preliminary clinical results were presented at the European Society for Molecular Oncology meeting in 2020 and provided clinical validation of safety/tolerability and clinical utility. Full results from that study have been accepted for publication in a major medical journal in the third quarter of 2022. Cend and its collaborators have initiated a randomized Phase 2 trial in first-line (“1L”), metastatic PDAC (“mPDAC”) with CEND-1/gemcitabine/nab-paclitaxel versus placebo/gemcitabine/nab-paclitaxel. Enrollment has begun and the first patients have initiated treatment in the Phase 2b trial.
Over 20 scientific papers from laboratories all over the world provide non-clinical validation for Cend’s technology and suggest that CEND-1 can enhance antitumor activity of a variety of therapeutics in a variety of solid tumor types. The drugs that have been targeted to tumors in preclinical tumor models include siRNA, antisense, microRNAs, immunostimulatory oligonucleotides, chemotherapeutics, kinase inhibitors, antibodies, nanoparticle drugs, cytokines and even adoptive cell immunotherapies, indicating the potential broad applicability of CEND’s technology. Cend believes that the CendR Platform™ holds potential to improve the efficacy of a broad range of cancer therapies.
RNA-based therapies, including antisense, siRNA, microRNA and mRNA have faced particular delivery issues for solid tumor cancer applications. These drugs also encounter issues in non-specific binding to serum proteins as well as degradation by nucleases. Once taken up by cells, they may also become sequestered in endosomes that, in some cases, may keep them from reaching their targeted intracellular compartments in adequate concentrations. Cend’s Tumor-Penetrating Nanocomplex, or TPN technology platform utilized the same tumor-targeted tissue penetrating capabilities that CEND-1 has demonstrated in the clinic to enable effective delivery of nucleic acid-based drugs into solid tumors. In TPNs, these targeting moieties are combined with other elements to form nanocomplexes that self-assemble with RNA-based drugs to encapsulate them to protect from undesired serum protein binding and/or degradation. The TPN platform includes endosome-release moieties that can be employed for applications where release from such endosomes will enhance activity in other cellular compartments. TPN technology has been shown to enhance tumor-targeted delivery of constructs such as siRNA to the G12D mutant of K-Ras, which drives approximately 90% of PDAC, as well as other RNA-based drugs targeted to high interest anticancer tumor targets. With alternative CendR targeting moieties, it has also been used by Cend and its collaborators to deliver RNA-based drugs to immunomodulatory genes selectively targeting certain immune cells.
In 2021, Cend entered a license and collaboration agreement with a major pharmaceutical company in China, Qilu Pharmaceutical Co., Ltd., in which Qilu gained rights to CEND-1 for development and commercialization in Greater China. Under terms of the agreement, Cend received $10 million in up-front license fees and is eligible to receive development and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales in the Qilu territory ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%. The parties also have an active collaboration in which Qilu provides funding for development and regulatory activities within China.
Product	Indication	Status	Rights
CEND-1/gemcitabine/nab-paclitaxel	Pancreatic cancer (1L mPDAC)	Phase 2b	Cend / Qilu (China)
CEND-1/FOLFIRINOX	Pancreatic cancer (Locally advanced/potentially resectable PDAC)	Phase 1b/2	Cend / Qilu (China)
CEND-1/FOLFIRINOX/ panitumumab (non-Ras mutated pts)	Colorectal and appendiceal cancers	Phase 1b/2	Cend / Qilu (China)
CEND1/gemcitabine/nab-paclitaxel +/- anti-PD(L)1	Pancreatic cancer (1L mPDAC)	Phase 1b/2 expected to commence in fourth quarter of 2022	Cend / Qilu (China)
CEND-1/SoC	Solid tumor basket study	Phase 1b/2 expected to commence in first half of 2023	Cend / Qilu (China)
TPN	Solid tumor cancer(s)	Planning development	Cend
To fully exploit the CendR Platform™, Cend anticipates that it will enter into additional partnerships that may include significant upfront licensing fee, milestone and royalty revenues as well as research and development funding for Cend. In some circumstances, Cend may elect to enter joint venture or other strategic relationships with partners who possess complementary assets or capabilities. This approach enables Cend stakeholders to participate in broad application of Cend’s technology in a capital-efficient business model.
About CEND-1
CEND-1 is an investigational drug that modifies the TME. It is targeted to tumor vasculature by its affinity for alpha-v integrins that are selectively expressed in tumor, but not healthy tissue vasculature. CEND-1 is a cyclic internalizing RGD (“iRGD”) peptide that, once bound to these integrins, is cleaved by proteases expressed in tumors to release a peptide fragment, called a CendR fragment, which binds to a second receptor, called neuropilin-1, to activate a novel uptake pathway that allows anticancer drugs to more selectively penetrate solid tumors. The ability of CEND-1and iRGD peptides to modify the TME to enhance delivery and efficacy of co-administered drugs has been demonstrated in models of a range of solid tumors. Results from Cend, collaborators and research groups around the world have been the subject of over 200 scientific publications.
Clinical development
CEND-1 Phase 1b Data
Cend conducted its Phase 1b clinical trial on 29 evaluable first-line metastatic pancreatic ductal adenocarcinoma patients. The safety profile of CEND-1 combination regimen was similar to standard of care (“SoC”) alone. CEND-1 was shown to be well-tolerated with no-dose limiting toxicities. Favorable pharmacokinetic profile with median circulating half-life of ~2 hours. An Objective Response Rate (“ORR”) of fifty nine percent was observed, including a rare complete response, which compares favorably to the twenty three percent ORR observed in the “MPACT” clinical trial that served as the basis for approval of nab-paclitaxel for use in combination with gemcitabine for the treatment of first line, metastatic pancreatic ductal adenocarcinoma. The Disease Control Rate (partial and complete responses plus stable disease) of over seventy nine percent was observed, which compares favorably to forty eight percent observed in the MPACT trial. Reduction in the level of circulating tumor biomarker CA19-1 was observed in ninety six percent of patients versus sixty one percent in the MPACT trial. Median progression-free survival of nearly ten months was observed and compares favorably to less than six months in the MPACT trial. Median overall survival of over thirteen months was observed and compares favorably to less than nine months in the MPACT trial.
Sales and Marketing
Target Market and Customers.
Cend’s initial target market for its drug delivery technology is expected to be the pancreatic cancer market, initially the enhancement of gemcitabine and nab-paclitaxel combination chemotherapy with potential to expand for combination with other chemotherapy regimens as well as targeted therapies and immunotherapies. In terms of patient population, the potential market for CEND-1 includes 62,210 new pancreatic cancer patients per year in the U.S., as reported by the American Cancer Society, and 496,000 new cases per year and 466,000 deaths per year due to pancreatic cancer worldwide, as reported by the International Agency for Research on Cancer.
Production and Marketing Plan.
CEND-1 is manufactured via relationships with CDMO partners, who Cend believes possess sufficient scale and experience to cost-effectively address projected commercial demand.
Cend plans to commercialize via standard distribution relationships by itself or via partnerships to bring its products to cancer patients around the world.
Research and Development
Cend believes that there are many opportunities to leverage its expertise to develop new treatments for significant unmet medical needs. Cend will also continue to seek research and development synergies across all its programs and indications. Cend’s research and development accrued expenses were $65,000 and $174,000 in the years ended December 31, 2020 and 2021, respectively. Cend’s research and development expenses were $1,291 and $3,200 in the three months ended March 31, 2020 and 2021, respectively.
Competition
The commercialization of new drugs is competitive, and Cend may face worldwide competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and ultimately generic companies. Cend’s competitors may develop or market therapies that are more effective, safer or less costly than any that Cend is commercializing, or may obtain regulatory or reimbursement approval for their therapies more rapidly than Cend may obtain approval for those of Cend’s.

Strategies that specifically aim at dealing with the stromal barrier in tumors by reducing the synthesis (inhibition of Notch signaling; (e.g. Olive et al., 2009; Provenzano et al., 2012)) and by increasing the degradation of the stroma (hyaluronidase treatment; Halozyme PEGPH20) would most directly compete with CEND-1, but have failed in the clinic. Cend’s technology is based on a different principle: CEND-1 targets its effects to tumor via affinity for integrins that are selectively expressed on tumor vasculature and initiates an active transport pathway that converts the stromal barrier into a drug conduit without destroying the surrounding tissue. It can also be used without the need to couple the drug to the targeting agent. Although effective in mouse cancer models, Notch inhibitors appear to have failed in human trials. Cend believes that these matrix remodeling methods lack the targeting aspect provided by CEND-1.
Tumor-targeted variations of cell-penetrating peptides, such as TAT, are a potential competing technology that does involve tumor targeting2. However, as the cell-penetrating peptide lacks tumor specificity, Cend believes that these compounds are likely to be less specific for tumors than iRGD/CEND-1. Also, their cell internalization pathway is different from the CendR pathway used by iRGD3, and they have not been shown to possess the ability of the tumor-penetrating peptides to promote drug penetration without covalent coupling.
Intellectual Property
As of December 31, 2021, Cend had eight issued U.S. patents, seven U.S. patent applications pending, no U.S. trademark registrations and one trademark applications pending in the United States and other countries. Cend also licenses certain technologies from third parties on an exclusive basis in order to make, use and/or sell certain products in the United States and some foreign jurisdictions. Cend’s material issued U.S. patents generally expire between 2029 and 2030.
Cend’s success will significantly depend upon its ability to obtain and maintain patent and other intellectual property and proprietary protection for Cend’s drug candidates in the U.S. and internationally. In addition to trademarks and patents, Cend relies upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain Cend’s competitive position. Cend protects its proprietary information, in part, using confidentiality agreements with its commercial partners, collaborators, employees and consultants and invention assignment agreements with its employees. Cend also has confidentiality agreements or invention assignment agreements with its commercial partners and selected consultants. Despite these measures, any of Cend’s intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit Cend to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and Cend may not have adequate remedies for any such breach. For more information, please see “Risk Factors—Risks Related to Cend’s Intellectual Property.”
License Agreements
SBP Exclusive License Agreement. On December 1, 2015, Cend (then DrugCendR LLC) entered into an Exclusive License Agreement (the “SBP License Agreement”) with the Sanford Burnham Prebys Medical Discovery Institute (“SBP”), a California not-for-profit, public benefit corporation based in San Diego, California. Pursuant to the SBP License Agreement, SBP licensed to Cend the exclusive right to use certain patents to further Cend’s research and development efforts. As partial consideration, Cend paid a license fee, and is obligated to pay SBP a royalty on sub-license revenues as well as royalty on net sales of identified products as well as development-based milestone payments (as defined therein).
Qilu Exclusive License Agreement. On February 11, 2021 (“Effective Date”), Cend and Qilu entered into an Exclusive License and Collaboration Agreement (“Qilu Agreement”) wherein Cend agreed to license to Qilu, certain patents and other rights relating to CEND-1 exclusively in the territory of the Greater Area of China (including China, Macau, Hong Kong and Taiwan, each a Region (collectively, the “Territory”)). Under the terms of the agreement, Cend received $10 million in up-front license fees and is eligible to receive developmental and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales in the Qilu territory ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%.
[2]	Myrdal et al., 2008; Savariar et al., 2013; Liu et al., 2014
[3]	Pang et al., 2014; 2015

UC Exclusive Patent License Agreement. On March 9, 2021, Cend entered into an Exclusive License Agreement (the “UC License Agreement”) with the Regents of the University of California (“UC”). Pursuant to the UC License Agreement, UC licensed to Cend the exclusive right to use certain patents to further Cend’s research and development efforts. As partial consideration, Cend paid a license fee, and is obligated to pay UC a royalty on sub-license revenues as well as royalty on net sales of products as well as development-based milestone payments (as defined therein).
MIT Exclusive Patent License Agreement. On October 4, 2021, Cend entered into an Exclusive License Agreement (the “MIT License Agreement”) with the Massachusetts Institute of Technology (“MIT”). Pursuant to the MIT License Agreement, MIT licensed to Cend the exclusive right to use certain patents to further Cend’s research and development efforts. As partial consideration, Cend paid a license fee, and is obligated to pay MIT a royalty on sub-license revenues as well as royalty on net sales of products as well as development-based milestone payments (as defined therein).
SBP Exclusive Patent License Agreement 2. On October 19, 2021, Cend entered into an Exclusive License Agreement (the SBP License Agreement 2) with the Sanford Burnham Prebys Medical Discovery Institute (“SBP”), a California not-for-profit, public benefit corporation based in San Diego, California. Pursuant to the SBP License Agreement 2, SBP licensed to Cend the exclusive right to use certain patents to further Cend’s research and development efforts. As partial consideration, Cend paid a license fee, and is obligated to pay UC a royalty on sub-license revenues as well as royalty on net sales of products as well as development-based milestone payments (as defined therein).
Manufacturing
Cend relies on CDMOs to produce its drug candidates in accordance with cGMP, regulations for use in Cend’s preclinical and clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control.
To meet Cend’s projected needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CDMOs with whom Cend currently works currently possess the scale of production to support development and commercialization of CEND-1. Cend believes that there are multiple potential sources for its contract manufacturing. Cend retains the option to engage alternate suppliers in the event that its current CDMOs fail to scale production or are not cost competitive. Cend’s relationships with CDMOs are managed by personnel with extensive experience in pharmaceutical development and manufacturing.
If Cend is unable to obtain sufficient quantities of drug candidates or receive raw materials in a timely manner, Cend could be required to delay its ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.
Government Regulation and Approval
United States-FDA process
In the United States, the FDA regulates drugs. The FD&C Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs. To obtain regulatory approvals in the United States and in foreign countries, and subsequently comply with applicable statutes and regulations, Cend will need to spend substantial time and financial resources.
Approval process
The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

The steps Cend must complete before it can market a drug include:
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completion of preclinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA's good laboratory practice, or Good Laboratory Practice (“GLP”), regulations;

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submission to the FDA of an Investigational New Drug (“IND”) application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;

•	approval of the study by an independent IRB or ethics committee representing each clinical site before each clinical study begins;
•	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA's satisfaction;
•	submission to the FDA of a New Drug Application (“NDA”);
•	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with cGMP or regulations; and
•	FDA review and approval of the NDA.
It generally takes companies many years to satisfy the FDA approval requirements, but this varies substantially based upon the type, complexity, and novelty of the drug or disease. Preclinical tests include laboratory evaluation of a drug's chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the drug. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The company submits the results of the preclinical testing to the FDA as part of an IND along with other information, including information about the product drug's chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after submitting the initial IND.
The FDA requires a 30-day waiting period after the submission of each IND before the company can begin clinical testing in humans. The FDA may, within the 30-day time period, raise concerns or questions relating to one or more proposed clinical studies and place the study on a clinical hold. In such a case, the company and the FDA must resolve any outstanding concerns before the company begins the clinical study. Accordingly, the submission of an IND may or may not be sufficient for the FDA to permit the sponsor to start a clinical study. The company must also make a separate submission to an existing IND for each successive clinical study conducted during drug development.
Clinical studies
Clinical studies involve administering the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. The company must conduct clinical studies:
•	in compliance with federal regulations;
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in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as

•	under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria.
The sponsoring company must submit each protocol involving testing on United States patients and subsequent protocol amendments to the FDA as part of the IND. The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the sponsor is not conducting the clinical study in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The sponsor must also submit the study protocol and informed consent information for patients in clinical studies to an institutional review board for approval. An IRB may halt the clinical study, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.
Companies generally divide the clinical investigation of a drug into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.
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Phase 1. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, gain early evidence on effectiveness.

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Phase 2. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

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Phase 3. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.

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Phase 4. In some cases, the FDA may condition approval of an NDA for a drug on the company's agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Cend typically refers to such post-approval studies as Phase 4 clinical studies.

A pivotal study is a clinical study that adequately meets regulatory agency requirements to evaluate a drug's efficacy and safety to justify the approval of the drug. Generally, pivotal studies are Phase 3 studies, but the FDA may accept results from Phase 2 studies if the study design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations in which there is an unmet medical need and the results are sufficiently robust.
The FDA, the IRB, or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee, may oversee some clinical studies. This group provides authorization for whether or not a study may move forward at designated checkpoints based on access to certain data from the study. Cend may also suspend or terminate a clinical study based on evolving business objectives and the competitive climate.
CEND-1 is currently in Phase 2b and that is expected to continue until 1H’2024. In parallel with that study, Cend and its partners are advancing additional clinical studies to explore additional solid tumor cancer applications and additional combination therapies including CEND-1. The Company and partners may also initiate registrational (Phase 3 or other) clinical trials to serve as a basis for filing for regulatory approvals in the U.S. and other geographies.
Submission of an NDA
After Cend completes the required clinical testing, Cend can prepare and submit an NDA to the FDA, who must approve the NDA before Cend can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug's chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data Cend submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA's satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual program user fees. The FDA typically increases these fees annually. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers.
The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency's threshold determination that the application is sufficiently complete to permit substantive review. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe is often extended. The FDA reviews most applications for standard review drugs within ten to 12 months and most applications for priority review drugs within six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.
The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the drug unless compliance with cGMP is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.
The FDA's decision on an NDA
After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical studies, preclinical studies and/or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even if Cend submits such data the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Also, the government may establish additional requirements, including those resulting from new legislation, or the FDA's policies may change, which could delay or prevent regulatory approval of Cend’s drugs under development.
An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, the FDA may condition approval on substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, the FDA may withdraw drug approvals if the company fails to comply with regulatory standards or identifies problems following initial marketing.
Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before Cend can implement the change. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing new NDAs. As with new NDAs, the FDA often significantly extends the review process with requests for additional information or clarification.
Post-approval requirements
The FDA regulates drugs that are manufactured or distributed pursuant to FDA approvals and has specific requirements pertaining to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion and reporting of adverse experiences with the drug. After approval, the FDA must provide review and approval for most changes to the approved drug, such as adding new indications or other labeling claims. There also are continuing, annual user fee requirements for any marketed drugs and the establishments who manufacture its drugs, as well as new application fees for supplemental applications with clinical data.
In some cases, the FDA may condition approval of an NDA for a drug on the sponsor's agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.
Drug manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before Cend can implement it. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon Cend and any third-party manufacturers that Cend may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval if a company does not comply with regulatory requirements and maintain standards or if problems occur after the drug reaches the market. If a company or the FDA discovers previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, issues with manufacturing processes, or the company's failure to comply with regulatory requirements, the FDA may revise the approved labeling to add new safety information; impose post-marketing studies or other clinical studies to assess new safety risks; or impose distribution or other restrictions under a REMS program. Other potential consequences may include:
•	restrictions on the marketing or manufacturing of the drug, complete withdrawal of the drug from the market or drug recalls;
•	fines, warning letters or holds on post-approval clinical studies;
•	the FDA refusing to approve pending NDAs or supplements to approved NDAs, or suspending or revoking of drug license approvals;
•	drug seizure or detention, or refusal to permit the import or export of drugs; or
•	injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising, and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Cend could be subject to significant liability if it violated these laws and regulations.
Orphan drug designation
CEND-1 has been granted both Orphan Drug and Fast Track Designations by the FDA for the treatment of pancreatic cancer. The Company plans to file for similar designations for additional indications and in additional geographies.
The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.
Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. In addition, if a drug receives FDA approval for the indication for which it has orphan designation, the drug may be entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the drug with orphan exclusivity.

Pediatric information
Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which the FDA has granted an orphan designation.
Healthcare reform
In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect its future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the PPACA was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers. The provisions of PPACA of importance to the pharmaceutical and biotechnology industry are, among others, the following:
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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;
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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

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extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•	expansion of healthcare fraud and abuse laws, including the Federal False Claims Act and the federal Anti-Kickback Statue, new government investigative powers and enhanced penalties for noncompliance;
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new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members; and

•	new requirement to annually report certain drug samples that manufacturers and distributors provide to licensed practitioners, or to pharmacies of hospitals or other healthcare entities.
Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as efforts to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.
In addition, other health reform measures have been proposed and adopted in the United States since PPACA was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2027 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years.
Employees
As of March 31, 2022, Cend had three employees, all of whom were full-time employees.
Facilities
Cend’s corporate headquarters are located in San Diego, California. Cend plans to add facilities in the future as it continues to build its research, development, commercial, and support teams.
Legal Proceedings
From time to time, Cend may be involved in various claims and legal proceedings relating to claims arising out of its operations, in the normal course of business. Cend is currently a party to one pending legal proceeding.
On April 28, 2022, Lingmed, LTD, a limited liability corporation with its principal place of business in Shanghai, China (“Lingmed”), filed a complaint in the Superior Court of California, San Diego against Cend, Harri Järveläinen (Cend’s Chief Operating Officer) and various unnamed defendants alleging breach of contract, fraud and declaratory relief. Pursuant to a May 2020 contract between Lingmed and Cend (the “Lingmed Agreement”), between May 2020 and August 2020, Lingmed acted as Cend’s exclusive agent in China for the purpose of identifying potential partners and assisting in negotiating deals, including licensing arrangements and research collaborations for the development of CEND-1 in China. Lingmed alleges that it established the first contact between Cend and Qilu and that pursuant to the Lingmed Agreement, this should have triggered payments to Lingmed when Cend entered into the Qilu Agreement. Lingmed is seeking interest, costs, punitive damages and other relief the court deems proper. Cend management believes this suit is without merit and intends to vigorously defend against the action. Additionally, Cend has filed a cross-complaint seeking declaratory relief that it owes no further payments to Lingmed based on discussions Cend had with Qilu prior to entering into the Lingmed Agreement and thus Lingmed did not establish the first contact between the companies. Regardless of outcome, litigation can have an adverse impact on Cend because of defense and settlement costs, diversion of management resources and other factors.

CALADRIUS MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References in this section to “we,” “our,” “us,” or “Caladrius” generally refer to Caladrius and its subsidiaries. The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of Caladrius” and the financial statements of Caladrius and accompanying notes, each appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Caladrius financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Caladrius’ operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Caladrius” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Caladrius as of the date hereof, and Caladrius assumes no obligation to update any such forward-looking statement.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” herein and under “Risk Factors” in our 2021 Form 10-K. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus/information statement and in our 2021 Form 10-K and subsequent filings with the SEC.
Overview
We are a clinical-stage biopharmaceutical company dedicated to the development and commercialization of cellular therapies designed to reverse disease and/or promote the regeneration of damaged tissue. We are developing first-in-class therapeutics based on the characteristics of naturally occurring CD34+ cells and their ability to stimulate the growth of new microvasculature. Our technology leverages these cells to enable the body’s natural repair mechanisms using formulations unique to each medical indication.
Our leadership team has decades of collective biopharmaceutical product development experience in a variety of therapeutic categories. Our goal is to develop and commercialize products that address important unmet medical needs based on a broad and versatile portfolio of candidates. Our current product candidates include:
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XOWNA® (CLBS16), the subject of both a completed positive Phase 2a study (ESCaPE-CMD) and an ongoing follow on Phase 2b study (FREEDOM Trial) in the United States for the treatment of coronary microvascular dysfunction (“CMD”);

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HONEDRA® (CLBS12), recipient of SAKIGAKE designation and eligible for early conditional approval in Japan for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease is being sought based on the current results of a clinical trial executed in Japan. CLBS12 was the recipient of orphan drug designation in March 2021 from the FDA for Buerger’s disease; and

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CLBS201, the subject of a study designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for patients with chronic kidney disease related to type 2 diabetes (diabetic kidney disease or “DKD”).

In addition, we also desire to diversify our pipeline of development product candidates and are exploring a range of strategic transactions in furtherance of that goal. We have taken, and intend to continue to take, active steps to identify diligence-suitable assets and/or companies that would complement and de-risk our current development programs. Such assets could potentially include indications beyond cardiovascular as well as product categories outside of cell therapy and transactions could include an acquisition, merger, business combination, in-license or other strategic transaction, any of which could result in the issuance of securities that could significantly dilute the shares of our existing stockholders. There can be no assurance that this exploration of strategic alternatives will result in us entering into or completing any transaction or that such transaction, if completed, will add to shareholder value.
Cend Merger
On April 26, 2022, we, Merger Sub, and Cend entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Cend, with Cend continuing as our wholly owned subsidiary and the surviving corporation of the merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Cend common stock and Cend preferred stock will be converted into the right to receive a number of shares of our common stock (“Caladrius Common Stock”) equal to an exchange ratio calculated pursuant to the terms of the Merger Agreement; and (b) each outstanding Cend stock option that has not previously been exercised prior to the closing of the Merger will be assumed by us.
Under the exchange ratio formula, as of immediately after the Merger, the former Cend stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and our stockholders as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on our net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $250,000 at the time of Closing.
Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Caladrius and Cend, and Caladrius’ satisfaction of a minimum net cash threshold at closing, expected to be approximately $69.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Cend (solely in their respective capacities as Cend stockholders) holding approximately 77.5% of the outstanding Cend Capital Stock (excluding shares held by Caladrius) have entered into support agreements with Caladrius to vote all of their shares of Cend Capital Stock in favor of adoption of the Merger Agreement (the “Cend Support Agreements”) and (ii) certain executive officers and directors of Caladrius (solely in their respective capacities as Caladrius Stockholders) holding approximately 1.8% of the outstanding Caladrius Common Stock have entered into support agreements with Cend to vote all of their shares of Caladrius Common Stock in favor of approval of the Merger Agreement (the “Caladrius Support Agreements,” together with the Cend Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing Acquisition Proposals and place certain restrictions on the transfer of the shares of Caladrius and Cend held by the respective signatories thereto.
Concurrently with the execution of the Merger Agreement, certain officers and directors of Caladrius holding approximately 1.8% of the outstanding Caladrius Common Stock and certain officers, directors and stockholders of Cend holding approximately 77.5% of the Cend Capital Stock have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of Caladrius Common Stock for the 120-day period following the closing of the Merger.
The Merger Agreement contains certain termination rights for both us and Cend, and further provides that, upon termination of the Merger Agreement under specified circumstances, we may be required to pay Cend a termination fee of $1.0 million, Cend may be required to pay us a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.
At the Effective Time of the Merger, the board of directors of the combined company is expected to consist of nine members, four of whom will be designated by us, four of whom will be designated by Cend and one member who will be mutually agreed between us and Cend.

Cend Investment and Collaboration Agreement
In order to provide Cend with capital for its development programs prior to the closing of the Merger, we and Cend entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which we agreed to purchase from Cend 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10 million in the aggregate. The Purchase Agreement contains customary representations, warranties and agreements by us and Cend and customary conditions to closing. The Series D Preferred Stock ranks senior to Cend’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Cend. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with Cend’s common stockholders and other preferred stockholders thereafter on an as-converted basis, except in connection with the Merger. The Series D Preferred Stock shall vote with the common stock on an as-converted basis on any matters presented to the stockholders of Cend. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Cend common stock as is determined by dividing the Series D Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Series D Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Cend common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Cend common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250 million, resulting in at least $50 million of gross proceeds to Cend.
In connection with the Purchase Agreement, we and Cend entered into a Collaboration Agreement (the “Collaboration Agreement”), pursuant to which we agreed to collaborate with Cend on certain developmental and clinical activities prior to the closing of the Merger. Under the Collaboration Agreement, we and Cend agreed to form a joint steering committee (the “Committee”) comprised of individuals from both entities. The Committee is required to meet regularly and be responsible for monitoring ongoing studies and making recommendations for development activity and trial planning. Cend has agreed to pay each member of the Committee from Caladrius an hourly consulting fee for such service.
Ischemic Repair (CD34 Cell Technology)
The CD34+ cell was discovered as a result of the deliberate search for a cell capable of stimulating the development and/or repair of blood vessels. All tissues in the body maintain their function by replacing cells over time. In addition to the maintenance function, the body must also be capable of building new blood vessels after injury. A CD34+ cell is an endothelial progenitor cell that has the ability to stimulate new blood vessel formation at the level of the microvasculature. No other native cell discovered to date has demonstrated this same capability.
Our proprietary cell technology using autologous (a patient’s own naturally occurring) CD34+ cells has led to the development of therapeutic product candidates designed to address diseases and conditions caused by ischemia. Ischemia occurs when the supply of oxygenated blood to healthy tissue is restricted or reduced. Through the administration of CD34+ cells, we seek to promote the development and formation of new microvasculature and thereby increase blood flow to the impacted area. We believe that a number of conditions caused by underlying ischemic injury can be improved through our CD34+ cell technology including, but not limited to, Buerger’s disease, CLI, CMD, and DKD.
XOWNA® for Treatment of Coronary Microvascular Dysfunction
In 2017, with the assistance of a $1.9 million grant from the National Institutes of Health (Award Number R44HL135889), we initiated our program for XOWNA® for the treatment of CMD, a disease that afflicts as many as 1.6 million patients in the United States alone, with no current targeted treatment options. That study, the ESCaPE-CMD Trial, was a Phase 2a proof-of-concept open label study that enrolled patients at the Mayo Clinic in Rochester, MN and Cedars-Sinai Medical Center in Los Angeles, CA. Those data showed a positive therapeutic effect with a statistically significant improvement in angina frequency, coronary flow reserve, Canadian Cardiovascular Society Angina Class and Seattle Angina Questionnaire scores, as well as an acceptable safety profile. The full data set from that study was presented at the SCAI 2020 Scientific Sessions Virtual

Conference on May 14, 2020 by Dr. Timothy Henry, FACC, of the Christ Hospital in Cincinnati, Ohio. In December 2020, we commenced enrollment in our Phase 2b FREEDOM Trial of XOWNA®, a double-blind, randomized and placebo-controlled clinical trial designed to further evaluate the efficacy and safety of intracoronary artery delivery of autologous CD34+ cells in subjects with CMD and without obstructive coronary artery disease. While early enrollment proceeded to plan with the first patient treated in January 2021, the impact of the COVID-19 pandemic contributed to a general slowing of enrollment, including supply chain disruptions affecting the availability of qualified catheters used in the diagnosis of CMD and/or administration of XOWNA®. Protocol amendments to the initial FREEDOM Trial protocol, as agreed to by the FDA, were implemented with the goal of enhancing breadth and speed of subject enrollment.
HONEDRA® for Treatment of Critical Limb Ischemia
Our randomized, open-label, registration-eligible study of HONEDRA® in Japan for the treatment of CLI and Buerger’s disease has, to date, demonstrated positive trends in both safety and efficacy. The HONEDRA® study’s enrollment, however, has been significantly curtailed by the COVID-19 pandemic’s impact in Japan, including the States of Emergency in Japan that have persisted for much of 2020 and 2021. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the unpredictability of the timing of site enrollment re-initiation, we suspended further enrollment and are focusing our efforts on consummating a partnership for the product in Japan. Such a partnership may become the basis for the completion of development and registration of HONEDRA® in Japan and may include the completion of enrollment of the four remaining no-option CLI subjects stipulated in the original protocol, if necessary, and/or exploration of submitting the existing data to Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) under Japan’s regenerative medicine regulations, which allow for conditional approval of innovative regenerative medicine products. Despite receipt from FDA in March 2021 of orphan designation in the United States for CLBS12 as a potential treatment for Buerger’s disease, based on a response from the FDA in October 2021 regarding a development plan for U.S. registration, we have decided not to pursue U.S. development in Buerger’s disease at this time.
CLBS201 for Treatment of Diabetic Kidney Disease
Progressive kidney failure is associated with attrition of the microcirculation of the kidney. Pre-clinical studies in kidney disease and injury models have demonstrated that protection or replenishment of the microcirculation results in improved kidney function. Based on these observations, we have elected to move forward with a Phase 1b, open-label, proof-of-concept trial evaluating CLBS201 dosed via intra-renal artery injections in subjects with DKD. This protocol is expected to include six subjects in total with the first two subjects sequentially dosed and followed for a two-week safety observation period. Clearance by an independent Data Safety Monitoring Board (“DSMB”) overseeing the study will then permit the treatment of the next four patients, with all patients being followed for safety and therapeutic effect. A read-out of data will occur after the six-month follow-up visit for all patients. A key criterion for continued development of CLBS201 will be our ability to demonstrate a therapeutic effect that will make it competitive in the field of DKD treatment, i.e., kidney function regeneration, as indicated by increased glomerular filtration rate. As announced recently, the Company has treated the first patient in the CLBS201 proof-of-concept study and targets treatment completion for all six subjects during the third quarter of 2022.
Additional Out-licensing Opportunities and Pipeline Diversification
Our broad intellectual property portfolio of cell therapy assets includes notable programs available for out-licensing in order to continue their clinical development. Our current long-term strategy focuses on advancing our therapies through development with the ultimate objective of obtaining market authorizations and entering commercialization, either alone or with partners, to provide treatment options to patients suffering from life-threatening medical conditions. We believe that we are well-positioned to realize potentially meaningful value increases within our own proprietary pipeline if we are successful in advancing our product candidates to their next significant development milestones.
In addition, we further desire to diversify our pipeline of development product candidates and are exploring a range of strategic transactions in furtherance of that goal. We have taken, and intend to continue to take, active steps to identify assets and/or companies for acquisition and/or partnership that would enhance and de-risk our current development portfolio. Such assets could target indications beyond cardiovascular disease as well as product categories outside of cell therapy. The range of possible transactions includes an acquisition, merger, business combination, in-license or other strategic transaction, any of which could result in the issuance of securities that could significantly dilute the shares of our existing stockholders. There can be no assurance that this exploration of strategic alternatives will result in us entering into or completing any transaction or that such transaction, if completed, will add to shareholder value.
Impact of the COVID-19 Pandemic
The COVID-19 pandemic continues to present substantial public health and economic challenges around the world, and to date has led to the implementation of various responses, including government-imposed quarantines, stay-at-home orders, travel restrictions, mandated business closures and other public health safety measures.
We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it has and will continue to impact our operations and the operations of our suppliers, vendors and business partners, and may take further precautionary and preemptive actions as may be required by federal, state or local authorities. In addition, we have taken steps to minimize the current environment’s impact on our business and strategy, including devising contingency plans and securing additional resources from third party service providers. For the safety of our employees and families, we implemented a universal work from home policy as well as stringent social distancing and other hygiene policies for employees when they must be in the office. Our clinical study of HONEDRA® in Japan has experienced significant delays in enrollment due to the States of Emergency in effect in Japan for most of 2020 and 2021 covering Tokyo and other regions in response to an increased number of COVID-19 infections. With our expectation that COVID-19 in Japan would continue to impact negatively enrollment of patients in the HONEDRA® clinical trial, we elected to suspend trial enrollment, seek a development partner and consult with the Japanese regulatory authorities regarding the submission of patient data already accrued. In addition, our Phase 2b trial of XOWNA® in the United States has also experienced delays in enrolling patients as a result of COVID-19.
Beyond its impact on our development pipeline described above, the extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which remain highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the emergence of new variants, new information that may emerge concerning the severity of COVID-19 or the effectiveness of actions taken to contain COVID-19 or treat its impact, including vaccination campaigns, among others. If we or any of the third parties with whom we engage, however, were to experience any additional shutdowns or other prolonged business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on our business, financial condition and results of operations. It is possible that our clinical development timelines could continue to be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors” in our 2021 Form 10-K for additional discussion of the potential adverse impact of the COVID-19 pandemic on our business, financial condition and results of operations.
Results of Operations
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
The following table summarizes our results of operations for the three months ended March 31, 2022 and March 31, 2021:
	Three Months Ended March 31,
	2022	2021	Change
Operating Expenses:
Research and development	$3,278	$5,076	$(1,798)
General and administrative	3,342	3,010	332
Total operating expenses	6,620	8,086	(1,466)
Loss from operations	(6,620)	(8,086)	1,466
Total other (expense) income	(85)	23	(108)
Benefit from income taxes	(2,479)	—	2,479
Net loss	$(4,226)	$(8,063)	$3,837

Overall, net losses were $4.2 million for the three months ended March 31, 2022, compared to $8.1 million for the three months ended March 31, 2021.
Operating Expenses
For the three months ended March 31, 2022, operating expenses totaled $6.6 million compared to $8.1 million for the three months ended March 31, 2021, representing a decrease of 18%. Operating expenses comprised the following:
•
Research and development expenses were approximately $3.3 million for the three months ended March 31, 2022, compared to $5.1 million for the three months ended March 31, 2021, representing a decrease of $1.8 million or 35%. This decrease was primarily due to a decrease in expenses associated with manufacturing startup costs and process development expenses for our XOWNA® Phase 2b study (the FREEDOM Trial). Research and development in both periods focused on the advancement of our ischemic repair platform and related to:

○	expenses associated with our XOWNA® Phase 2b study (the FREEDOM Trial) which commenced in the fourth quarter of 2020 with the first patient in the study treated in January 2021;
○
ongoing registration-eligible study expenses for HONEDRA® in critical limb ischemia in Japan which focused on patient enrollment completion. The study’s enrollment has been significantly curtailed by the COVID-19 pandemic’s impact in Japan, including the States of Emergency that have persisted there for most of 2020 and 2021. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the complete unpredictability of the timing of site enrollment re-initiation, we will focus our efforts on consummating a partnership with a Japanese company in order to complete the study enrollment as well as to explore the possibility of submitting the existing data to PMDA under the SAKIGAKE designation;

○
expenses associated with the preparation of our filing of an IND and study start-up expenses for the clinical study of CLBS201 for treatment of diabetic kidney disease. A Phase 1b, open-label, proof-of-concept trial which commenced in the first quarter of 2022 with the first patient in the study treated in April 2022. The trial is expected to include six subjects in total with enrollment completion targeted during the third quarter of 2022.

•
General and administrative expenses were approximately $3.3 million for the three months ended March 31, 2022, compared to $3.0 million for the three months ended March 31, 2021, representing an increase of 11%. This increase was primarily due to an increase in fees associated with the review of potential strategic transactions. Our general and administrative expenses focus on general corporate-related activities.

Historically, to minimize our use of cash, we have used a variety of equity and equity-linked instruments to compensate employees, consultants and other service providers. The use of these instruments has resulted in charges to the results of operations, which have been significant in the past.
Other Income (Expense)
Total other income (expense) is comprised of investment income on cash, cash equivalents and marketable securities and a loss on sale of $0.1 million related to the sale of our New Jersey net operating losses (“NJ NOLs”).
Income Tax Benefit
In February 2022, we received final approval from the New Jersey Economic Development Authority (“NJEDA”) under the Technology Business Tax Certificate Transfer Program (“Program”) to sell a percentage of our NJ NOLs, which were subsequently sold to a qualifying and approved buyer pursuant to the Program for net proceeds of $2.3 million. The $2.5 million of our NJ NOL tax benefits have been recorded as a benefit from income taxes and the loss on sale of $0.1 million recorded in other income (expense).

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021	2020	Change
Operating Expenses:
Research and development	$17,680	$9,253	$8,427
General and administrative	11,370	9,892	1,478
Total operating expenses	29,050	19,145	9,905
Loss from operations	(29,050)	(19,145)	(9,905)
Total other income (expense)	76	132	(56)
Benefit from income taxes	(1,508)	(10,872)	(9,364)
Net loss	$(27,466)	$(8,141)	$(19,325)
Overall, net losses were $27.5 million and $8.1 million for the years ended December 31, 2021 and 2020, respectively.
Operating Expenses
For the year ended December 31, 2021, operating expenses totaled $29.1 million compared to $19.1 million for the year ended December 31, 2020, representing an increase of $9.9 million or 52%. Operating expenses comprise the following:
•
Research and development expenses were approximately $17.7 million for the year ended December 31, 2021 compared to $9.3 million for the year ended December 31, 2020, representing an increase of approximately $8.4 million, or 91%. This increase was primarily due to an increase in expenses associated with the enrollment of our XOWNA® Phase 2b study (the FREEDOM Trial). Research and development in both periods focused on the advancement of our ischemic repair platform and related to:

○	expenses associated with our XOWNA® Phase 2b study (the FREEDOM Trial) which commenced in the fourth quarter of 2020 with the first patient in the study treated in January 2021;
○
ongoing registration-eligible study expenses for HONEDRA® in CLI in Japan which focused on patient enrollment completion. The study’s enrollment has been significantly curtailed by the COVID-19 pandemic’s impact in Japan, including the States of Emergency that have persisted there for over 18 months. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the complete unpredictability of the timing of site enrollment re-initiation, we have suspended enrollment efforts and will focus on consummating a partnership with a Japanese company in order to complete the study enrollment as well as to explore the possibility of submitting the existing data to PMDA under the SAKIGAKE designation; and

○
expenses associated with the preparation for filing an IND for the clinical study of CLBS201 for treatment of DKD. A Phase 1, open-label, proof-of-concept trial has been initiated recently and is expected to include six subjects in total.

•
General and administrative expenses were approximately $11.4 million for the year ended December 31, 2021, compared to $9.9 million for the year ended December 31, 2020, representing an increase of approximately $1.5 million, or 15%. This increase was primarily due to an increase in directors and officers insurance premiums and strategic consulting expenses. Our general and administrative expenses focus on general corporate-related activities.

Historically, to minimize our use of cash, we have used a variety of equity and equity-linked instruments as compensation to employees, consultants, directors and other service providers. The use of these instruments has resulted in charges to the results of operations, which has been significant in the past.

Other Income (Expense)
Total other income (expense) is comprised primarily of investment income on cash, cash equivalents and marketable securities and a loss on sale of $0.1 million related to the sale of our New Jersey net operating losses (“NJ NOLs”).
Income Tax Benefit
In April 2020, we received approval from the New Jersey Economic Development Authority (“NJEDA”) to participate in the Technology Business Tax Certificate Transfer Program (the “Program”), whereby we qualified to sell a percentage of its New Jersey net operating losses (“NJ NOLs”). We subsequently sold a portion of our NJ NOLs to a qualifying and approved buyer pursuant to the Program for net proceeds of $10.9 million.
In April 2021, we received final approval from the NJEDA under the Program to sell a portion of our NJ NOLs, which subsequently were sold to a qualifying and approved buyer pursuant to the Program for net proceeds of $1.4 million. The $1.5 million of our NJ NOL tax benefits have been recorded as a benefit from income taxes and the loss on sale of $0.1 million recorded in other income (expense).
Analysis of Liquidity and Capital Resources
As of March 31, 2022, we had cash, cash equivalents and marketable securities of approximately $88.5 million, working capital of approximately $87.9 million, and stockholders’ equity of approximately $88.5 million.
During the three months ended March 31, 2022, we met our immediate cash requirements through existing cash balances. Additionally, we used equity and equity-linked instruments to pay for services and compensation.
Net cash used in or provided by, operating, investing and financing activities were as follows (in thousands):
	Three Months Ended March 31,
	2022	2021
Net cash used in operating activities	$(5,642)	$(7,975)
Net cash used in investing activities	(6,090)	(65,090)
Net cash (used in) provided by financing activities	(168)	85,297
Net cash provided by or used in operating, investing and financing activities were as follows (in thousands):
	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(22,245)	$(8,823)
Net cash used in investing activities	(54,896)	(7,277)
Net cash provided by financing activities	85,276	18,580
Operating Activities
Our cash used in operating activities during the three months ended March 31, 2022 was $5.6 million, which is comprised of (i) our net loss of $4.2 million, adjusted for non-cash expenses totaling $1.3 million (which includes adjustments for equity-based compensation, depreciation and amortization, and amortization/accretion of marketable securities), and (ii) changes in operating assets and liabilities using approximately $2.7 million.
Our cash used in operating activities during the three months ended March 31, 2021 was $8.0 million, which is comprised of (i) our net loss of $8.1 million, adjusted for non-cash expenses totaling $0.9 million (which includes adjustments for equity-based compensation, depreciation and amortization, and amortization/accretion of marketable securities), and (ii) changes in operating assets and liabilities using approximately $0.8 million.
Our cash used in operating activities during the year ended December 31, 2021 totaled approximately $22.2 million, comprising (i) our net loss of $27.5 million, as adjusted for non-cash income and expenses totaling $4.6 million (which includes adjustments for equity-based compensation, depreciation and amortization, and amortization/accretion of marketable securities), and (ii) changes in operating assets and liabilities of approximately $0.6 million.
Our cash used in operating activities during the year ended December 31, 2020 totaled approximately $8.8 million, which is the sum of (i) our net loss of $8.1 million, as adjusted for non-cash income and expenses totaling $1.6 million (which includes adjustments for equity-based compensation, depreciation and amortization, and amortization/accretion of marketable securities), and (ii) changes in operating assets and liabilities of approximately $2.3 million.
Investing Activities
Our cash used in investing activities during the three months ended March 31, 2022 totaled $6.1 million and was primarily due to net purchases of marketable securities (net of sales of marketable securities).
Our cash used in investing activities during the three months ended March 31, 2021 totaled $65.1 million and was primarily due to net purchases of marketable securities (net of sales of marketable securities).
Our cash used in investing activities during the year ended December 31, 2021 totaled approximately $54.9 million and was primarily due to net purchases of marketable securities (net of sales of marketable securities).
Our cash used in investing activities during the year ended December 31, 2020 totaled approximately $7.3 million and was primarily due to net purchases of marketable securities (net of sales of marketable securities).
Financing Activities
Our cash used in financing activities during the three months ended March 31, 2022 totaled $0.2 million, consisted of tax withholding-related payments on net share settlement equity awards to employees.
Our cash provided by financing activities during the three months ended March 31, 2021 totaled $85.3 million, primarily consisted of (i) net proceeds of $23.1 million through the issuance of common shares and warrants in our January 2021 private placement, (ii) net proceeds of $1.8 million in connection with warrant exercises, (iii) net proceeds of $60.6 million through the issuance of common shares and warrants in both of our February 2021 registered direct offerings, which was partially offset by tax withholding-related payments on net share settlement equity awards to employees.
Our cash provided by financing activities during the year ended December 31, 2021, primarily consisted of (i) net proceeds of $23.1 million through the issuance of common shares and warrants in our January 2021 private placement, (ii) net proceeds of $1.8 million in connection with warrant exercises, (iii) net proceeds of $60.6 million through the issuance of common shares and warrants in both of our February 2021 registered direct offerings which was partially offset by tax withholding-related payments on net share settlement equity awards to employees.
Our cash provided by financing activities during the year ended December 31, 2020 primarily consisted of (i) net proceeds of $4.5 million through the issuance of common shares and warrants in our April 2020 registered direct offering, (ii) net proceeds of $3.8 million through the issuance of common shares and warrants in our May 2020 registered direct offering, and (iii) net proceeds of $1.9 million through the issuance of common shares and warrants in our July 2020 private placement offering, and (iv) net proceeds of $8.4 million through the issuance of common shares under our common stock sales agreement with HCW, which was partially offset by tax withholding-related payments on net share settlement equity awards to employees.
Liquidity and Capital Requirements Outlook
To meet our short and long-term liquidity needs, we expect to use existing cash balances and a variety of other means. Other sources of liquidity could include additional potential issuances of debt or equity securities in public or private financings, partnerships and/or collaborations and/or sale of assets. Our history of operating losses and liquidity challenges may make it difficult for us to raise capital on acceptable terms or at all. The demand for the equity and debt of biopharmaceutical companies like ours is dependent upon many factors, including the general state of the financial markets. During times of extreme market volatility, capital may not be available on favorable terms, if at all. Our inability to obtain such additional capital could materially and adversely affect our business operations. We will also continue to seek, as appropriate, grants for scientific and clinical studies from various governmental agencies and foundations, and other sources of non-dilutive funding. We believe that our cash on hand will enable us to fund operating expenses for at least the next 12 months following the issuance of our financial statements, absent any impact from the Merger, if consummated. Our future capital requirements are difficult to forecast and will depend on many factors, including our ability to consummate the Merger; if the Merger is not completed, the timing and nature of any other strategic transactions that we undertake; and our ability to establish and maintain collaboration partnerships, in-license/out-license or other similar arrangements and the financial terms of such agreements.
In order to provide Cend with capital for its development programs prior to the closing of the Merger, pursuant to the Purchase Agreement, we purchased 1,135,628 shares of Series D Preferred Stock of Cend for an aggregate purchase price of approximately $10.0 million.
On June 4, 2021, we entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“HCW”), as sales agent, in connection with an “at the market offering” under which we from time to time may offer and sell shares of our common stock, having an aggregate offering price of up to $50.0 million. On February 18, 2022, we received a deficiency notice from Nasdaq informing us that we are not in compliance with the Minimum Bid Price Requirement. As such, we will not be able to sell shares under the ATM Agreement until we regain compliance, if ever. As of March 31, 2022, we had not issued any shares under the ATM Agreement. HCW is only obligated to make sales when we are in compliance with all Nasdaq listing standards.
In December 2021, we received preliminary approval from the NJEDA to participate in the NJ Technology Business Tax Certificate Transfer Program (the “Program”). The Program permits qualified companies to sell a percentage of their NJ NOLs to unrelated profitable corporations. On February 22, 2022, we received final approval from NJEDA to sell $2.5 million of our NJ NOL tax benefits, which were subsequently sold to a qualifying and approved buyer pursuant to the Program for net proceeds of $2.3 million.
While we continue to seek capital through a number of means, there can be no assurance that additional financing will be available on acceptable terms, if at all, and our negotiating position in capital generating efforts may worsen as existing resources are used. Additional equity financing may be dilutive to our stockholders; debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate as a business; our stock price may not reach levels necessary to induce option or warrant exercises; and asset sales may not be possible on terms we consider acceptable. If we are unable to access capital necessary to meet our long-term liquidity needs, we may have to delay the expansion of our business or raise funds on terms that we currently consider unfavorable.
Seasonality
We do not believe that our operations are seasonal in nature.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
There have been no material changes in our critical accounting policies and estimates during the three months ended March 31, 2022, compared to those reported in our 2021 Form 10-K.

CEND MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition and results of operations should be read together with Cend’s financial statements, accompanying notes and other financial information appearing elsewhere in this proxy statement/prospectus/information statement. This Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Cend’s actual results may differ materially from those anticipated or projected in these forward-looking statements as a result of certain factors.
Additional information on factors relating to such statements is included in this proxy statement under the headings “Cautionary Information Regarding Forward-Looking Statements” on page 105. Additional information on certain risk factors applicable to Cend’s business, financial condition and results of operations is included in this proxy statement under the heading “Risk Factors—Risks Related to Cend” beginning on page 58. Operating results are not necessarily indicative of results that may occur in future periods. All forward-looking statements included in this proxy statement are based on information available to Cend as of the date hereof, and Cend assumes no obligation to update any such forward-looking statement.
Overview
Cend Therapeutics, Inc. (formerly DrugCendR, Inc.) is a Delaware corporation, formed in October 2015 (“Cend” or “the Company”) and based in San Diego, California. Cend is focused on a tumor microenvironment (“TME”)-modifying approach to potentially enable more effective treatment for a range of solid tumor cancers. Cend is advancing a pipeline of product and partnering opportunities based on the CendR Platform™ to potentially improve outcomes for patients with a range of solid tumor cancers that are currently poorly treated, representing high unmet medical needs.
Many solid tumor cancers, including pancreatic ductal adenocarcinoma (“PDAC”), gastric cancers and many other solid tumor cancers are surrounded by dense fibrotic tissue, or stroma. This limits the efficacy of current chemotherapies for these cancers. Emerging immunotherapy treatments, including checkpoint inhibitors, adoptive cell therapies such as chimeric antigen receptor T (“CAR-T”) cells, as well as nucleic acid-based therapies, such as short interfering RNA (“siRNA”), antisense, and messenger RNAs (“mRNAs”) face particular challenges in penetrating solid tumors. Many tumors also exhibit an immunosuppressive tumor immuno-microenvironment, which suppresses patients’ immune systems’ ability to fight their cancer and can limit effectiveness of immunotherapies. These factors negatively impact the ability of many therapeutic agents and immunotherapies to effectively treat these cancers.
To address the tumor stroma’s role as a primary impediment to effective treatment, Cend’s approach activates a natural transport system that normally brings nutrients into a tissue under emergency situations such as an injury. Cancers highjack this system to promote their own growth. Cend’s lead investigational drug, CEND-1 (an internalizing R-G-D or iRGD peptide) activates this transport system in a tumor-specific manner. This results in tumors taking up systemically administered anticancer drugs as if they were nutrients. As a result, more drug accumulates in the tumor than would accumulate without CEND-1, while normal tissues are not affected. Moreover, the drugs penetrate tumor cells further away from blood vessels with CEND-1 than without. The overall result is enhanced anticancer activity without an increase in side effects. Anticancer drugs can be coupled or conjugated to CEND-1 or other CendR peptides in Cend’s portfolio, but can be also simply given together with CEND-1. Cend believes that the co-administration option is an advantage because it is not necessary to create a new chemical entity with its attendant regulatory hurdles, providing a potentially faster-to-clinic and potentially faster-to-market product opportunity for a range of solid tumor cancers and for co-administration with a range of therapies. CEND-1 has also been shown to selectively deplete certain immunosuppressive cell types in tumors wherein the TME is dominated by such immunosuppressive cells, hampering the patients’ immune systems’ and immunotherapies’ abilities to fight disease. Cend plans to explore its potential for combination therapy with immunotherapies. As part of the CendR Platform™, Cend is also conducting preclinical research on a tumor-penetrating nanocomplex (“TPN”) technology that may enable nucleic acid-based drugs, such as antisense, siRNA or mRNA, to more effectively treat solid tumor cancers, which Cend believes may bring earlier stage product and partnership opportunities.
Since Cend’s formation in October 2015, it has devoted substantially all of its resources to conducting research and development activities, including drug discovery, preclinical studies and clinical trials, including developing CEND-1, building and maintaining its intellectual property portfolio, developing third-party manufacturing capabilities, business planning, raising capital and providing general and administrative support for such operations. Cend has experienced net losses and negative cash flows from operating activities since its inception, aside from the year ended December 31, 2021, as a result of a one-time license payment and a milestone payment from the Exclusive License and Collaboration Agreement with Qilu Pharmaceutical Co., Ltd. (“Qilu”), which rendered net income in 2021. As of March 31, 2022, the Company had cash of $4.7 million and an accumulated deficit of $11.6 million. Management expects that expenses and operating losses will increase as Cend conducts ongoing preclinical studies and planned clinical trials, continues research and development activities, utilizes third parties to manufacture drug product and related raw materials, hires additional personnel, and protects its intellectual property. Cend does not have any products approved for sale, and it has not generated any revenue from commercial product sales.
As of May 20, 2022, the issuance date of Cend’s consolidated financial statements for the year ended December 31, 2021, Cend expects that its cash balance, as well as the proceeds received from the Purchase Agreement would enable it to fund its operating expense and capital requirements into the first quarter of 2023. The future viability of Cend is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. Cend’s failure to raise capital as needed would have a negative impact on its financial condition and its ability to continue to pursue its business strategies. Accordingly, if the Merger described below does not occur, there is substantial doubt about Cend’s ability to continue as a going concern as Cend does not believe that its cash will be sufficient to fund operations for at least twelve months from the date of issuance of these financial statements.
Recent Developments
The Merger
On April 26, 2022, Cend entered into the Merger Agreement with Caladrius and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Cend, with Cend continuing as a wholly owned subsidiary of Caladrius and the surviving corporation of the Merger. The Merger Agreement and the Merger were approved by the members of the Cend Board of Directors.
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Cend common stock and Cend preferred stock will be converted into the right to receive a number of shares of Caladrius Common Stock at the Exchange Ratio described below; and (b) each outstanding Cend stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Caladrius.
Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the Merger, Cend’s former stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and stockholders of Caladrius as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on Caladrius’ net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $250,000 at the time of closing.
Concurrently with the execution of the Merger Agreement and in order to provide the Company with capital for its development programs prior to the closing of the Merger, Caladrius and the Company entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which Caladrius agreed to purchase from Cend 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10.0 million in the aggregate. The Series D Preferred Stock ranks senior to the Company’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with the Company’s common stockholders and other preferred stockholders thereafter on an as-converted basis, except in connection with the Merger. The Series D Preferred Stock votes with the common stock on an as-converted basis on any matters presented to the stockholders of Cend. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Cend common stock as is determined by dividing the Series D Original Issue Price by the conversion price in effect at the time of conversion, which conversion price is initially the Series D Original Issue Price, as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of

Cend common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Cend common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250.0 million, resulting in at least $50.0 million of gross proceeds to Cend. The closing of the Merger is subject to certain conditions, including, among other things, approval by the stockholders of Caladrius and Cend, and Caladrius’ satisfaction of a minimum net cash threshold at closing of $69.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Cend stockholders) holding approximately 77.5% of the outstanding Cend Capital Stock (excluding shares held by Caladrius) have entered into support agreements with Caladrius to vote all of their shares of Cend Capital Stock in favor of adoption of the Merger Agreement (the “Cend Support Agreements”) and (ii) certain executive officers and directors of Caladrius (solely in their respective capacities as Caladrius Stockholders) holding approximately 1.8% of the outstanding Caladrius Common Stock have entered into support agreements with Cend to vote all of their shares of Caladrius Common Stock in favor of approval of the Merger Agreement (the “Caladrius Support Agreements,” together with the Cend Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Caladrius and Cend held by the respective signatories thereto.
The Merger Agreement contains certain termination rights for both Caladrius and the Cend, and further provides that, upon termination of the Merger Agreement under specified circumstances, Caladrius may be required to pay Cend a termination fee of $1.0 million, and Cend may be required to pay Caladrius a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.
Business Impact of the COVID-19 Pandemic
The global coronavirus disease 2019, or COVID-19, pandemic continues to evolve, and Cend will continue to monitor the COVID-19 situation. The extent of the impact of the COVID-19 pandemic on Cend’s business, operations and clinical timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on CROs, third-party manufacturers, and other third parties with whom Cend does business, as well as its impact on regulatory authorities and key scientific and management personnel. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, Cend is conducting business as usual, with only advisable modifications to employee travel. Cend will continue to actively monitor the situation related to COVID-19 and may take further actions that alter its operations, including those that may be required by federal, state or local authorities, or that are determined to be in the best interests of Cend employees and other third parties with whom Cend does business with. At this point, the extent to which the COVID-19 pandemic may affect Cend’s business, operations and clinical timelines and plans, including the resulting impact on Cend’s expenditures and capital needs, remains uncertain and is subject to change.
Components of Results of Operations
Revenue
In February 2021, Cend entered into an Exclusive License and Collaboration Agreement (the “Qilu Agreement”) in which Cend granted an exclusive license to Qilu for the development and commercialization of CEND-1 in the Territory. Under the terms of the agreement, Qilu is solely responsible for the development of CEND-1 in its Territory. In consideration for the license, Qilu made a one-time, non-refundable, non-creditable upfront payment of $10 million to Cend. Cend is also eligible to receive developmental and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%.
Under the terms of the Qilu Agreement, Qilu was also required to file an Investigational New Drug Application (“IND”) and receive approval by the National Medical Products Administration in the People’s Republic of China in the Territory within 12 months of the effective date of the arrangement, which would result in a $5 million milestone payment. Qilu was also required to dose its first patient in a Phase I clinical trial in the Territory within six months of the acceptance of the IND, subject to certain extensions, or Cend would have had the option to terminate the Qilu Agreement. In August of 2021, Qilu achieved the regulatory milestone, and Cend received the $5 million milestone payment. Qilu also dosed its first patient within the six-month period.
The Company may also earn an additional $1 million upon completing process optimization and scale up activities and delivering three validation batches of CEND-1 in full commercial scale by Qilu or its subcontractor (the “Technology Transfer”). After completing the Technology Transfer, Qilu will be responsible for manufacturing CEND-1 for use in subsequent clinical trials. In the event the Company and its contract manufacturers fail to complete the process optimization and scale up activities, Qilu would have the right to manufacture CEND-1 using its independent manufacturing process and would have no obligation to pay the Technology Transfer milestone payment. Prior to the completion of the Technology Transfer, the Company has agreed to supply CEND-1 to Qilu at cost.
Unless earlier terminated, the Qilu Agreement will continue in effect until the expiration of all Qilu payment obligations. Either party may terminate the Qilu Agreement if an undisputed material breach by the other party is not cured within a defined period of time, or upon notice for insolvency-related events of the other party that are not discharged within a defined time period. Qilu may terminate the Qilu Agreement in its entirety, at any time with at least sixty days written notice. All rights and obligations of Qilu with respect to such licensed patents and patent applications would terminate at such time.
Under the framework of ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), Cend identified two performance obligations, which was the delivery of the license, and a material right related to the supply of CEND-1 prior to the completion of the Technology Transfer. At the onset of the Qilu Agreement, the Technology Transfer was only an option of Qilu and Cend further determined the fee for the Technology Transfer approximated the standalone selling price and therefore the option would not represent a material right and accordingly, did not represent a performance obligation at the onset of the arrangement. Cend recognized $9.7 million in revenue upon delivery of the license to Qilu in February 2021. Cend initially deferred $0.3 million in revenue for the material right, which will subsequently be recognized as revenue as the clinical supply is delivered.
In August 2021, Cend received $5.0 million from Qilu upon achievement of the first development milestone. In December 2021 and in March of 2022, Cend provided Qilu with clinical supply material and recognized revenue of $51,000 and $178,000, respectively.
As of March 31, 2022, the Technology Transfer had not been completed and no payment had been made by Qilu. Additionally, all remaining future development and sales milestones (variable consideration) were fully constrained and will only be recognized upon achievement of the milestones.
Operating Expenses
Research and Development Expenses.
Research and development expenses, which consist primarily of costs associated with Cend’s research and development efforts, are expensed as incurred. Research and development expenses consist primarily of:
•	employee related costs, including salaries, benefits and stock-based compensation expense for employees engaged in scientific research and development functions;
•	third-party contract costs relating to research, formulation, manufacturing, nonclinical studies and clinical trial activities;
•	external costs of outside consultants who assist with technology development, regulatory affairs and clinical development; and
•	payments made under Cend’s third-party licensing agreements.
Costs for certain activities, such as manufacturing, nonclinical studies and clinical trials are generally recognized based on the evaluation of the progress of completion of specific tasks using information and data provided by Cend’s vendors and collaborators. Research and development expenses are presented net of reimbursement received related to refundable research and development tax credits from the Australian government.
Research and development activities are central to Cend’s business. Cend expects to increase its investment in research and development in order to advance its lead product candidate through clinical trials, and to advance additional product candidates derived from the CendR Platform™. As a result, Cend expects that its research and development expenses will increase substantially in the foreseeable future as it continues to invest in research and development activities and pursues clinical development of its lead product candidate.
The process of commercialization and conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, to the extent that Cend’s lead product candidate continues to advance into clinical trials, including larger and later-stage clinical trials, Cend’s expenses will increase substantially and may become more variable. Cend may never succeed in achieving marketing approval for any of Cend’s product candidates. Cend anticipates it will make determinations as to which other programs, if any, to pursue and how much funding to direct to each program on an ongoing basis in response to the development and regulatory success of its lead product candidate, and ongoing assessments as to of the lead candidate’s commercial potential. Successful development of any future product candidates is highly uncertain and may not result in approved products. At this time, Cend cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of its lead product candidates or additional product candidates it may pursue. Cend is also unable to predict when, if ever, material net cash inflows will commence from sales of its product candidates. The duration, costs and timing of clinical trials and further product development will depend on a variety of factors, including:
•	the scope, rate of progress and expense of clinical trials and other research and development activities;
•	clinical trial results;
•	uncertainties in clinical trial enrollment rate or design;
•	significant and changing government regulation;
•	the timing and receipt of any regulatory approvals;
•	the FDA’s or other regulatory authority’s influence on clinical trial design;
•	establishing commercial manufacturing arrangements with third-party manufacturers;
•	commercializing Cend’s product candidates, if and when approved, whether alone or in collaboration with others;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for Cend’s product candidates;
•	continued applicable safety profiles of the products following approval; and
•	retention of key research and development personnel.
A change in the outcome of any of these variables with respect to the development of a product candidate could significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require Cend to conduct clinical trials beyond those that Cend currently anticipates will be required for the completion of clinical development of a product candidate, or if Cend experiences significant delays in enrollment in any of its clinical trials, Cend could be required to expend significant additional financial resources and time on the completion of clinical development.
In-process research and development expenses.
In-process research and development expenses include rights acquired as part of asset acquisitions or in-licenses to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under U.S.GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use.
In-process research and development expenses consist primarily of 1,345,699 shares of Cend’s Series C convertible preferred stock issued to Impilo Therapeutics, Inc. (“Impilo”), the University of California San

Diego (“UCSD”) and Sanford Burnham Prebys (“SBP”) in connection with the development stage assets acquired from Impilo and licenses obtained from SBP and UCSD. In-process research and development expenses also consist of 81,000 shares of Cend common stock issued pursuant to a license with the Massachusetts Institute of Technology (“MIT”).
General and Administrative Expenses.
General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to Cend’s executive, finance, and other corporate functions. Other general and administrative expenses include professional fees for legal, auditing, tax and business consulting services, insurance costs, intellectual property and patent costs, facility costs and travel costs. Cend expects that general and administrative expenses will increase in the future as Cend expands its operating activities. Additionally, if Cend completes the Merger, the combined company will incur significant additional expenses associated with being a public company, that Cend did not incur as a privately-held company, including costs (i) to comply with the rules and regulations of the SEC and those of the Nasdaq, (ii) for legal, accounting and other expenses, (iii) for additional insurance, (iv) for investor relations activities and (v) for other administrative and professional services.
Other Income (Expense).
Other income (expense) consists of the interest income earned on cash held by Cend.
Income Taxes.
Since its formation in 2015, Cend has not recorded any U.S. federal or state income tax expense, aside from U.S. federal income tax expense of $0.2 million recorded during the year ended December 31, 2021, as a result of a one-time license payment and a milestone payment from Qilu. As of December 31, 2021, the Company had state and foreign net operating losses, or NOL, carryforwards of approximately $4.3 million and $1.3 million, respectively. The state NOLs will begin to expire in 2036 unless previously utilized. The foreign NOLs will carryforward indefinitely. As of December 31, 2021, the Company had state research credit carryforwards of approximately $48,000 that will carryforward indefinitely.
Results of Operations
Comparison of the three months ended March 31, 2021 and 2022
The following table summarizes Cend’s results of operations for the periods indicated (in thousands):
	Three Months Ended March 31,		Increase (Decrease)
	2021	2022
Net revenues	$9,736	$178	$ (9,558)
Operating expenses:
Research and development	3,200	1,291	(1,909)
Acquired in process research & development	520	—	(520)
General and administrative	237	316	79
Total operating expenses	3,957	1,607	(2,350)
Operating income (loss)	5,779	(1,429)	(7,208)

Net income (loss) before taxes	$5,779	$ (1,429)	$(7,208)
Income tax expense	192	—	(192)
Consolidated net income (loss)	$5,587	$ (1,429)	$ (7,016)

Income allocable to participating securities	(2,166)	—	2,166
Net income (loss) attributable to common shareholders	$3,421	$ (1,429)	$ (4,850)

Revenue.
Revenue from the delivery of clinical supply material is recognized in the period the clinical supply material is delivered. License revenue is recognized from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. No clinical supply material was delivered to Qilu during the three months ended March 31, 2021. During the three months ended March 31, 2021, Cend recognized $9.7 million in revenue associated with the upfront license fee paid by Qilu. During the three months ended March 31, 2022, Cend delivered clinical supply material to Qilu totaling $0.2 million. Clinical supply revenue amounts can vary from period to period depending on the needs of Cend’s license partner. Future revenue associated with development and commercial milestone payments are uncertain and will only be recognized upon notification of achievement from Qilu.
Research and development expenses.
Research and development expenses were $3.2 million for the three months ended March 31, 2021 and $1.3 million for the three months ended March 31, 2022, a decrease of $1.9 million. The decrease was primarily driven by a $2.5 million decrease in sublicense fees as no related revenue was recognized in the three months ended March 31, 2022, offset by $0.6 million of net increases in research and development expenses with consultants, clinical research organizations, and employee related costs.
In-process research and development expenses.
In-process research and development expenses were $0.5 million for the three months ended March 31, 2021 and related to 66,545 shares of Series C convertible preferred stock issued in connection with a technology license with UCSD.
General and administrative expenses.
General and administrative expenses were $0.2 million for the three months ended March 31, 2021 and $0.3 million for the three months ended March 31, 2022, an increase of $0.1 million. The change was primarily driven by increased legal, insurance, employee related and stock-based compensation expenses, partially offset by a decrease in consulting and travel expenses.
Income tax expense.
Income tax expense for the three months ended March 31, 2021 was $0.2 million and was primarily driven by the revenue and resulting income associated with the upfront license fee paid by Qilu. There was no income tax expense for the three months ended March 31, 2022.

Comparison of the years ended December 31, 2020 and 2021
The following table summarizes Cend’s results of operations for the periods indicated: (in thousands)
	Year Ended December 31,		Increase (Decrease)
	2020	2021
Net revenues	$—	$ 14,787	$14,787

Operating expenses:
Research and development	1,555	8,148	6,593
Acquired in process research & development	6,572	1,584	(4,988)
General and administrative	598	1,150	552
Total operating expenses	8,725	10,882	2,157
Operating income (loss)	(8,725)	3,905	12,630

Other income (expense)
Interest income	5	4	(1)
Total other income (expense), net	5	4	(1)
Net income (loss) before taxes	$(8,720)	$3,909	$ 12,629
Income tax expense	—	170	170
Consolidated net income (loss)	$(8,720)	$3,739	$12,459

Income allocable to participating securities	—	(1,466)	(1,466)
Net income (loss) attributable to common shareholders	$(8,720)	$2,273	$ 10,993
Revenues.
There was no revenue recognized for the year ended December 31, 2020 compared to revenues of $14.8 million for the year ended December 31, 2021. License revenue for the year ended December 31, 2021, was $9.7 million, development milestone revenue was $5.0 million, and revenue related to the delivery of clinical supply material was $51,000.
Research and development expenses.
Research and development expenses were $1.6 million for the year ended December 31, 2020 and $8.1 million for the year ended December 31, 2021, an increase of $6.5 million. The increase was primarily due to $3.8 million of sublicense fees incurred as a result of the license and development milestone revenue recognized in connection with the Qilu Agreement. The increase was all due to a $2.4 million increase in research and development expenses incurred with clinical research organizations, third parties to manufacture drug product and related raw materials, and an increase in employee and consulting related costs.
General and administrative expenses.
General and administrative expenses were $0.6 million for the year ended December 31, 2020 and $1.2 million for the year ended December 31, 2021, an increase of $0.6 million. The change was primarily driven by increased consulting, legal, travel, recruitment, employee related costs and stock-based compensation expense.
Income tax expense.
There was no Income tax expense recorded for the year ended December 31, 2020 and was $0.2 million for the year ended December 31, 2021. The income tax expense during the year ended December 31, 2021, was primarily driven by the revenue and resulting income associated with the upfront license fee paid by Qilu.
Liquidity and Capital Resources
Overview
Cend has no products approved for commercial sale and has not generated any revenue from commercial product sales. Cend has incurred operating losses in each year since inception, aside from the year ended December 31,

2021, as a result of a one-time license payment and a milestone payment from Qilu. As a result, Cend will need substantial additional financing to support its continuing operations. Until such time that Cend can generate significant revenue from product sales, if ever, Cend expects to finance its operations through a combination of public or private equity offerings, debt financings, or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require Cend to relinquish rights to certain of its technologies or product candidates. The amount and timing of Cend’s future funding requirements will depend on many factors, including the pace and results of its development efforts. In addition, Cend may never successfully complete development of any of its product candidates, obtain adequate patent protection for its technology, obtain necessary regulatory approval for its product candidates or achieve commercial viability for any approved product candidates. Adequate additional financing may not be available to Cend on acceptable terms, or at all. Cend’s failure to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. Cend will need to generate significant revenue to achieve profitability and may never do so.
Cend had an accumulated deficit of $10.2 million as of December 31, 2021, and $11.6 million as of March 31, 2022. Cend’s net loss was $1.4 million for the three months ended March 31, 2022. Cend’s losses have resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with its operations. Cend does not expect to generate meaningful revenue from product sales for the foreseeable future, and Cend expects to continue to incur significant expenses and operating losses for the foreseeable future due to the cost of research and development, including identifying and designing product candidates and conducting preclinical studies and clinical trials, and the regulatory approval process for its product candidates. Cend expects its expenses, and the potential for losses, to increase substantially as it conducts clinical trials of its lead product candidate.
Sources of Liquidity
Cend has historically funded its operations primarily through the sale of its common stock, Series A preferred stock, Series B preferred stock, and proceeds from collaborators. From its inception in October 2015 through March 31, 2022, Cend has received aggregate gross proceeds of $5.8 million from the sale of its common stock and convertible preferred stock.
As of December 31, 2021, and March 31, 2022, Cend had cash and cash totaling $6.3 million and $4.7 million, respectively.
The following table summarizes Cend’s sources and uses of cash for each of the periods presented below (in thousands):
	Three Months Ended March 31,		Year Ended December 31,
	2021	2022	2020	2021
Net cash (used in) provided by:
Operating activities	$9,332	$(1,597)	$(818)	$5,689
Investing activities	—	—	(12)	—
Financing activities	—	—	—	—
Effect of exchange rate changes on cash	1	25	(15)	(85)
Net increase (decrease) in cash	$9,333	$(1,572)	$(845)	$5,604
Cash Flows
Net cash provided by (used) in operating activities
Cend’s net cash provided by or used in operating activities primarily results from Cend’s net income or loss adjusted for non-cash expenses and changes in working capital components. The cash flows from operating activities will continue to be affected by spending to advance and support Cend’s product candidate and other operating and general administrative activities.
For the three months ended March 31, 2021, operating activities provided cash of $9.3 million, primarily as the result of net income of $5.6 million, an increase in working capital liabilities of $3.1 million, primarily driven by the increase in accrued expenses for the accrual of the sublicense fees due to SBP on the Qilu Agreement, and $0.6 million in non-cash expenses related to stock-based compensation of $0.1 million and in-process research and development expenses for the issuance of Series C preferred stock in connection with a technology license with UCSD of $0.5 million.
For the three months ended March 31, 2022, operating activities used cash of $1.6 million, primarily as the result of a net loss of $1.4 million, in addition to an increase in working capital of $0.3 million, offset by $0.1 million in non-cash expenses related to stock-based compensation.
For the year ended December 31, 2020, operating activities used cash of $0.8 million, primarily as the result of a net loss of $8.7 million, offset by an increase in working capital liabilities of $0.7 million, primarily driven by an increase in the Australian income tax benefit receivable, and offset by $7.2 million in non-cash expenses related to stock-based compensation of $0.6 million and in-process research and development expenses for the issuance of Series C preferred stock in connection with the asset acquisition of Impilo of $6.6 million.
For the year ended December 31, 2021, operating activities provided cash of $5.7 million, primarily as the result of net income of $3.7 million an increase in working capital liabilities of $0.2 million, and $1.8 million in non-cash expenses related to stock-based compensation of $0.4 million and in-process research and development expenses for the issuance of Series C preferred stock in connection with a technology license with UCSD and SBP of $1.1 million and common stock in connection with a technology license with and MIT of $0.3 million.
Net cash used in investing activities
There were no cash flows from investing activities during the three months ended March 31, 2021 or 2022.
During the year ended December 31, 2020, investing activities used $12,000 of cash relating to acquired in-process research and development assets. There were no cash flows from investing activities during the year ended December 31, 2021.
Net cash (used in) provided by financing activities
There were no cash flows from financing activities during the three months ended March 31, 2021 or 2022.
There were no cash flows from financing activities during the years ended December 31, 2020 or 2021.
Future Capital Requirements
Cend has not generated any revenue from commercial product sales. Cend does not know when, or if, it will generate any revenue from commercial product sales. Cend does not expect to generate any revenue from commercial product sales unless and until Cend obtains regulatory approval for and commercializes any of its product candidates. At the same time, Cend expects its expenses to increase in connection with its ongoing development and third-party manufacturing activities, particularly as Cend continues the research, development, manufacture and clinical trials of, and seeks regulatory approval for its lead product candidate. As of May 20, 2022, the issuance date of Cend’s consolidated financial statements for the year ended December 31, 2021, Cend expects that its cash balance, as well as the proceeds received from the April 26, 2022 Purchase Agreement, would enable it to fund its operating expense and capital requirements into the first quarter of 2023. The future viability of Cend is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. Accordingly, if the Merger does not occur, there is substantial doubt about Cend’s ability to continue as a going concern as Cend does not believe that its cash will be sufficient to fund operations for at least twelve months from the date of issuance of these financial statements.
Assuming the Merger is consummated, the combined company expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date of this filing. Upon the closing of the Merger, the combined company expects to incur additional costs associated with operating as an SEC registrant. In addition, the combined company anticipates that it will need substantial additional funding in connection with its continuing operations.
Cend’s future capital requirements will depend on many factors, including the following:
•
the initiation, type, number, scope, results, costs and timing of, Cend’s ongoing and planned preclinical studies and clinical trials of its existing product candidate or clinical trials of other potential product candidates it may choose to pursue in the future, including feedback received from regulatory authorities;

•	the costs and timing of manufacturing for current or future product candidates, including commercial scale manufacturing if any product candidate is approved;
•	the costs, timing and outcome of regulatory review of current or future product candidates;
•	the costs of obtaining, maintaining and enforcing Cend’s patents and other intellectual property rights;
•	Cend’s efforts to enhance operational systems and hire additional, including enhanced internal controls over financial reporting;
•	the costs associated with hiring additional personnel and consultants as Cend’s business grows, including additional executive officers and clinical development personnel;
•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
•	the timing and amount of the milestone or other payments Cend must make to current and future licensors;
•	the costs and timing of establishing or securing sales and marketing capabilities if current or future product candidates are approved;
•	Cend’s ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;
•	costs associated with any products or technologies that Cend may in-license or acquire; and
•	delays or issues with any of the above, including the risk that each of which may be exacerbated by the ongoing COVID-19 pandemic.
Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive, and uncertain process that takes many years to complete, and Cend may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Cend’s product candidates, if approved, may not achieve commercial success. Cend’s commercial revenues, if any, will be derived from sales of product candidates that Cend expects to be commercially available no sooner than 2025, if at all. Accordingly, Cend will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to Cend on acceptable terms, or at all.
Until such time, if ever, as Cend can generate substantial product revenue, Cend expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. To the extent that Cend raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its other stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Cend’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute stockholders’ ownership interest. If Cend raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, Cend may have to relinquish valuable rights to its technologies, future revenue streams, research programs or grant licenses on terms that may not be favorable to Cend. Cend’s ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond its control. If Cend is unable to raise additional funds through equity or debt financings when needed, Cend may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates that it would otherwise prefer to develop and market itself. Because of the numerous risks and uncertainties associated with the development and commercialization of Cend’s product candidates, Cend is unable to estimate the amounts of increased capital outlays and operating expenditures associated with Cend’s current and anticipated preclinical studies and clinical trials.

Contractual Obligations and Commitments
Cend has contracts with various organizations to conduct research and development activities, including clinical trial organizations to manage clinical trial activities and manufacturing companies to manufacture the drug product used in the clinical trials. The scope of the services under these research and development contracts can be modified and the contracts cancelled by Cend upon written notice. In the event of a cancellation, Cend would be liable for the cost and expenses incurred to date as well as any close out costs of the service arrangement.
Critical Accounting Policies and Significant Judgments and Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Cend to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Cend evaluates these estimates and judgments. Cend bases its estimates on historical experience and on various assumptions that Cend believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.
Cend’s significant accounting policies are described in more detail in Note 2 to the consolidated financial statements appearing elsewhere in this proxy statement and are important to understanding and evaluating Cend’s reported financial results.
Off-Balance Sheet Arrangements
During the periods presented Cend did not have and Cend does not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on its consolidated balance sheets.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Executive Officers and Directors of the Combined Organization Following the Merger
The Caladrius Board of Directors is currently composed of eight directors. Pursuant to the Merger Agreement, all of the current directors of Caladrius, other than four designees selected by Caladrius to remain on the Caladrius Board of Directors, shall resign from the Caladrius Board of Directors at or prior to the Effective Time. The four directors designated by Caladrius will then elect, effective as of the Effective Time, four designees selected by Cend and one director mutually designated by Caladrius and Cend, each to serve as members of the Caladrius Board of Directors in staggered classes to be agreed upon by Caladrius and Cend prior to the Effective Time. Collectively, the reconstituted Caladrius Board of Directors is expected to satisfy the requisite independence requirements for the Caladrius Board of Directors, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements.
Following the consummation of the Merger, the management team of Caladrius is expected to be composed of the management team of Caladrius in addition to David Slack of Cend. The following table lists the names and ages as of July 26, 2022 and positions of the individuals who are expected to serve as executive officers and directors of Caladrius upon completion of the Merger:
Name	Age	Position(s)
Executive Officers
David J. Mazzo, Ph.D.	65	Chief Executive Officer and Class II Director
David Slack	59	President and Chief Business Officer and Class I Director
Kristen K. Buck, M.D.	48	Executive Vice President R&D and Chief Medical Officer
Non-Employee Directors
Gregory B. Brown, M.D.	69	Class II Director; Chairman of Board of Directors
Steven M. Klosk	65	Class III Director
Cynthia L. Flowers	62	Class I Director
Heidi Henson	56	Class II Director
Erkki Ruoslahti, M.D., Ph.D.	82	Class I Director
Mohammad Azab, MD, MBA	66	Class III Director
Executive Officers
David J. Mazzo, Ph.D.
David J. Mazzo, Ph.D. was appointed as Caladrius’ President and Chief Executive Officer on March 28, 2017. Dr. Mazzo was previously appointed as Caladrius’ Chief Executive Officer and as a member of the Caladrius Board of Directors on January 5, 2015. Dr. Mazzo brings to Caladrius over 38 years of experience in the pharmaceutical industry. Prior to joining Caladrius, Dr. Mazzo served from August 2008 to October 2014 as Chief Executive Officer and as a member of the Board of Directors of Regado Biosciences, Inc. (Nasdaq: RGDO), a biopharmaceutical company focused on the development of novel antithrombotic drug systems for acute and sub-acute cardiovascular indications. Prior to his leading Regado, from March 2007 to April 2008, Dr. Mazzo was President, Chief Executive Officer and a director of Æterna Zentaris, Inc. (Nasdaq: AEZS), a publicly held international biopharmaceutical company. From 2003 until 2007 Dr. Mazzo served as President, Chief Executive Officer and director of Chugai Pharma USA, LLC, a biopharmaceutical company and U.S. subsidiary of Chugai Pharmaceutical Co., Ltd. of Japan and a member of the Roche Group. Dr. Mazzo has also held senior management and executive positions in research and development and was a director of the Essex Chimie European subsidiary at Schering-Plough Corporation, a publicly held pharmaceutical company that was subsequently acquired by Merck & Co., Inc.; Hoechst Marion Roussel, Inc., the U.S. subsidiary of Hoechst AG, that was subsequently acquired by Sanofi, a multinational pharmaceuticals company; and Rhone-Poulenc Rorer, Inc., a subsidiary of Rhone-Poulenc SA, a French pharmaceuticals company, that was subsequently acquired by Hoechst AG. He previously served on the board of directors of publicly held EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.), a biopharmaceutical company, from October 2005 to June 2020, Seneca Biopharmaceuticals, Inc. (Nasdaq: SNCA), a therapeutics development company focused on CNS applications that merged with Palisade BIO, from April 2019 to April 2021 and Avanir Pharmaceuticals, Inc., from October

2005 through January 2015, a pharmaceutical company that was sold to Otsuka Holdings in 2015. He currently serves on the board of directors of VTI, Inc. (ASX: VTI), a developer and seller of therapeutic contact lenses, where he has served as Chairman of the board since February 2020 and Feldan Therapeutics, a private company developing technology for the intracellular delivery of therapeutic agents, where he has served on the board since January 2021.
Dr. Mazzo earned a B.A. in the Honors Program (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University. In addition, Dr. Mazzo received his M.S. in chemistry and his Ph.D. degree in Analytical Chemistry from the University of Massachusetts, Amherst. He was also a research fellow at the Ecole Polytechnique Federale de Lausanne, Switzerland. Based on Dr. Mazzo’s experience within the pharmaceutical industry and his executive experience, specifically his experience as Chief Executive Officer at other companies in the biopharmaceutical industry, as well as his service on other boards of directors in the healthcare industry in addition to his scientific training and experience, we believe that Dr. Mazzo is qualified to serve on the Caladrius Board of Directors.
David Slack
Mr. Slack has served as a Director of Cend since December 3, 2019 and as its President and Chief Executive Officer since March 29, 2021. He is responsible for overseeing all Research and Development and operational activities, as well as overseeing fundraising, business development and M&A activity. Mr. Slack also acts as the Chairman of Cend’s wholly owned subsidiary, DrugCendR Australia. He also currently serves as an Industry Advisor for non-profit pancreatic cancer patient advocacy organization, Trovanow, where he advises the organization with respect to prospective industry partnership and philanthropic fund raising. From March 2020 to March 2021, Mr. Slack was a Consultant for Cend. From January 2004 to March 2021, Mr. Slack served as a Principal of DS Lifescience Consulting. Also, from August 2016 to July 2020 he was the Chief Business Officer of Viracta Therapeutics, a publicly traded company, listed on Nasdaq. From 2000 to 2004, Mr. Slack served as Vice President of Business Development for Ionis Pharmaceuticals, Inc. a publicly traded company, listed on Nasdaq. From 1998-2000, Mr. Slack served as Director of Technology Alliances and Licensing at Rhone-Poulenc Rorer Pharmaceuticals and Aventis Pharmaceuticals, a publicly listed pharmaceutical company He received his Bachelor of Arts in Psychology and his Bachelor of Science in Molecular Biology from California State University Sacramento. Mr. Slack received his Masters of Business Administration in Business and Strategic Marketing from Monterey Institute of International Studies (now Middlebury Institute of International Studies).
Kristen K. Buck, M.D.
Dr. Kristen K. Buck joined Caladrius in September 2021 as Executive Vice President of R&D and Chief Medical Officer (“CMO”) of the Company. Prior to joining Caladrius Dr. Buck worked at ICON plc from March 2020 to July 2021, where she served as its CMO and represented the company’s position on key scientific, ethical, and medical governance matters, provided guidance and oversight to the medical and scientific groups, and led the Drug Development Services group. Prior to that, Dr. Buck was Senior Vice President & Chief of Clinical Development at Optum Insights (part of the United Healthcare Group) from August 2018 to March 2020, where she led the clinical operations and regulatory groups within the Digital Research Network (DRN) clinical trial business. From January 2014 to July 2018, Dr. Buck held a position at Quintiles/IQVIA as Vice President of Global Strategic Drug Development designing clinical development plans and protocols across all therapeutic areas for emerging biotech and large pharma.
Earlier in her career, Dr. Buck worked as a primary care physician and then later served as a medical officer in the FDA’s Office of New Drugs Division of Gastrointestinal and Hematology Drug Products where she was responsible for reviewing efficacy and safety data for new drug indications, as well as post-marketing safety data for over 40 drugs. Dr. Buck worked at AstraZeneca where she served as a Global Safety Physician and Global Study Physician. Her experience ranges over multiple therapeutic indications including cardiovascular/metabolic, rare diseases, gastrointestinal, neuroscience, oncology, immunology, and women’s health.
Dr. Buck is a board certified and licensed physician who received her medical degree from the Pennsylvania State University School of Medicine and completed her internship and residency in Internal Medicine at Abington Memorial Hospital before working in a private practice as a primary care physician.

Non-Employee Directors
Gregory B. Brown, M.D.
Gregory B. Brown, M.D. was appointed to the Caladrius Board of Directors in October 2016 and was elected Chairman by the Caladrius Board of Directors on February 16, 2017. Dr. Brown is currently Chief Executive Officer of Memgen, Inc., a development-stage biotechnology company. In 2007, Dr. Brown co-founded HealthCare Royalty Partners (“HCR Partners”), a healthcare-focused private asset management firm investing in biopharmaceutical and medical products, and developing and deploying innovative risk-mitigated investment strategies to deliver non-correlated cash flow. Dr. Brown remains Vice Chairman of HCR Partners and a member of the firm’s SAB. Dr. Brown was educated as a transplantation immunologist and trained as a thoracic and vascular surgeon. He practiced thoracic and vascular surgery in a community setting where he also founded and led a health maintenance organization. He brings particular expertise in the scientific, technical, clinical and medical evaluation of products as well as in healthcare systems and payor/reimbursement dynamics. He has been involved in sourcing, performing due diligence on and closing more than $1 billion of royalty financings.
Before co-founding HCR Partners, Dr. Brown was a partner at Paul Capital Partners where he co-managed that firm’s royalty investments as a member of the royalty management committee. Prior to beginning his principal investment career in 2003, Dr. Brown was co-head of investment banking and head of healthcare at Adams, Harkness & Hill (now Canaccord Genuity) and a ranked biotechnology research analyst at Vector Securities International. Dr. Brown holds a B.A. from Yale, an M.D. from SUNY Upstate Medical Center and an M.B.A. from Harvard Business School. He currently serves on the boards of FAST Biomedical since January 2020, Memgen, Inc. since October 2018, Aquestive Therapeutics, Inc. since 2007, and Faron Pharmaceuticals, Oy since 2017. He previously served on the boards of Cambrex Corporation, Invuity, Inc. and Vanderbilt Clinical, S.a.r.l. We believe that Dr. Brown is qualified to serve on the Caladrius Board of Directors based on his medical, financial and management experience.
Steven M. Klosk
Steven M. Klosk joined the Caladrius Board of Directors in 2014. He is a senior executive with extensive management experience in the life sciences industry. He served as a Director at Cambrex Corporation (NYSE:CBM) from May 2008 through December 2019, until it was acquired by Permira and then as Director from December 2019 until June 2020. Cambrex is one of the leading providers of active pharmaceutical ingredients, advanced intermediates and finished dosage form products to the branded and generic pharmaceutical markets, where he served as President and Chief Executive Officer from May 2008 through June 2020. In that role he was responsible for all aspects of Cambrex’s global business with manufacturing and R&D facilities in the United States, Sweden, Italy, Estonia and Germany. In addition, he has served on the Board of Directors of Recipharm, a leading pharmaceutical contract development & manufacturing organization since March 2021 and Golden Arrow Merger Corp. since March 2021. In addition, since 2021 he has served on the board of directors of Formulated Solutions, a topicalsCDMO where he is the chairman of the board; BioIVT, a leading supplier of biologics specimens for biotech research; BIOVECTRA, a leading small molecule and biologics CDMO; and NJ Bio, a leading antibody drug conjugate contract research organization.
Mr. Klosk held other executive positions at Cambrex Corporation, including President, Executive Vice President & COO as well as President, Pharma Business Unit (2007-2008) where he had full P&L and balance sheet responsibility for four operating units in North America and Europe. Prior to this he was Executive Vice President & COO Cambrex Pharma & Biopharmaceuticals Business Unit (2003-2007) where he was responsible for managing a highly profitable global business with six operating units in North America and Europe. Earlier in his career Mr. Klosk served as Vice President, Administration for The Genlyte Group, Inc., a publicly traded producer of lighting fixtures. Mr. Klosk earned a B.S. from Cornell University and a J.D. from New York Law School. We believe that Mr. Klosk is qualified to serve on the Caladrius Board of Directors based on his diversified management experience, particularly in the biopharmaceutical field.
Cynthia L. Flowers
Ms. Flowers was appointed to the Caladrius Board of Directors in November 2018. She is the owner of EIR Advisory LLC, a life sciences advisory and strategic investment firm. From February 2014 through November 2017, Ms. Flowers was President and Chief Executive Officer of Ipsen North America, where she led the transformation of the company as it became the highest-growth subsidiary worldwide. Prior to joining Ipsen, she served as President of Eisai Pharmaceuticals, where she oversaw commercial operations, medical affairs and services, manufacturing, alliance management and other functions. She has also held general management roles, both domestically and internationally, at Amgen Inc. and Johnson & Johnson. Ms. Flowers began her career as an oncology/critical care nurse.
Ms. Flowers currently serves on the board of Hikma Pharmaceuticals PLC, a multigenerational generics company and G1 Therapeutics Inc., a biotechnology clinical development company. She has held positions on numerous corporate and non-profit boards, including Nanoform Finland OYi, a nanoparticle manufacturing company, Kadmon Group, Inc., a clinical stage biopharmaceutical company, the Women’s Leadership Advisory Board for the John F. Kennedy School of Government at Harvard University and the board of directors for the Sarah Cannon Oncology Research Institute. She currently serves as a Wharton Business School Leadership Advisor. Ms. Flowers holds an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S.N. from the University of Delaware. We believe that Ms. Flowers is qualified to serve on the Caladrius Board of Directors based on her pharmaceutical industry, management and scientific training and experience.
Heidi Henson
Ms. Henson has served as Cend Director since 2019. Since 2021, she has served as the Chief Financial Officers of Pardes Biosciences, Inc., a publicly traded company listed on Nasdaq under the symbol “PRDS”, where she is responsible for building out the company’s infrastructure and implementing processes and procedures relating to being a public company. She also concurrently serves on the board of directors of PepGen, Inc. (Nasdaq: PEPG). From 2012-2012 she served on the board as Chief Financial Officer of the San Diego Children’s Choir, and from 2010 to 2013 she served as the board as Treasurer of the San Diego Children’s Choir Parent Association. From 2020 to 2021 she was a consultant for Pardes. From 2019-2020 Ms. Henson served as the Chief Financial Officer of Imbria Pharmaceuticals, Inc. and from 2018 to 2019 she was the Chief Financial Officer and Chief Compliance Officers of Respivant Sciences, Inc. where she was responsible for the implementation and monitoring the compliance program. From 2014 to 2018, she served as the Chief Financial Officers of Kura Oncology, Inc, a publicly traded company listed on Nasdaq under the symbol “KURA”, where she led the private placement, reverse merger, and up-listing of the company to Nasdaq. From 2012 to 2018, she was the Chief Financial Officer for Wellspring Biosciences, LLC and its parent company Araxes Pharma, LLC. From 2007 to 2012, Ms. Henson was the Vice President of Finance for Intellikine, Inc. From 2005 to 2011, she worked as a consultant for various pharmaceutical industry clients, and she would assist with SEC reporting, implementation of financial processes and controls and implementation of SOX 404 compliance plans and documentation. From 2004 to 2005, she was the Controller for La Jolla Pharmaceutical Company, listed on Nasdaq under “LJPC”. Prior to 2005 she was a Director, Finance at Anadys Pharmaceutical, Inc. (Nasdaq: ANDS), held several positions at Fair Isaac & Co, Inc (Nasdaq: FICO), and was a financial analyst at Alaris Medical Systems, Inc. and senior auditor from PricewaterhouseCoopers, LLP. Ms. Henson received her Bachelors of Accountancy from the University of San Diego and is a member of the Association of Bioscience Financial Officers.
Erkki Ruoslahti, M.D., Ph.D.
Dr. Ruoslahti has served as a Cend Director since 2015 and as Founder, President and Chief Executive Officer from 2015 to 2020. In 2020, Dr. Ruoslahti became a Consultant for Cend. He has over 30 years of experience in biotech that includes founding Impilo Therapeutics, Inc. where he served as a Director until about September 2020 when it was acquired by Cend. Most significantly, from January 1976 to September 2020 Dr. Ruoslahti has served as Researcher, Scientific Director, President, Chief Executive Officer of Sanford Burnham Prebys Medical Discovery Institute where he took the once fledgling 50-person research organization to a world-renowned research institution. When he stepped down as Chief Executive Officer, the institute had 500 employees and was ranked number on among all research organizations in world in the number of citations its publications received in the cell/molecular biology literature. The core technology from Cend originates from his laboratory. Currently, Dr. Ruoslahti has an informal emeritus relationship with the institute. From 2005 to 2008 he served as a Director for Advances Technologies, Inc, a publicly traded company listed on Nasdaq. From 2000 to 2002, he co-founded was a Director of Targeted Molecules, Inc. and from 1993 to 1996 he served as a Director of Canji and from 1987 to 1995, he co-founded and served as a director of Telios Pharmaceuticals, Inc. a publicly traded company on Nasdaq. Mr. Ruoslahti received his M.D., and Ph.D. from the University of Helsinki, Helsinki Finland. From 1968 to 1970 he was a Postdoctoral fellow at CalTech. Dr. Ruoslahti is a member of the U.S. National Academy of Sciences.

Mohammad Azab, MD, MBA
Mohammad Azab, M.D., MSc, MBA, will be a member of the Caladrius Board of Directors following the consummation of the Merger. Dr. Azab is a leader in clinical and regulatory development of biopharmaceutical drugs with particular expertise in oncology drug development. In July 2009, Dr. Azab joined Astex Pharmaceuticals, Inc. (“Astex”), a pharmaceutical company focused on the discovery and development of drugs in oncology and other areas, as its Chief Medical Officer. Dr. Azab served as President and Chief Medical Officer of Astex from January 2014 to November 2020, and has been serving as the chair of its board of directors from November 2020 to May 1, 2022. Since January 2021, Dr. Azab has served on the board of directors of DURECT Corporation (Nasdaq: DRRX), a biopharmaceutical company committed to transforming the treatment of acute organ injury and chronic liver diseases. Additionally, Dr. Azab has served on the board of directors of Xenon Pharmaceuticals Inc. (Nasdaq: XENE), a biopharmaceutical company delivering innovative medicines to patients with neurological disorders, since January 2003. Previously, Dr. Azab served as President and Chief Executive Officer of Intradigm Corporation, a developer of siRNA cancer therapeutics. Prior to this, Dr. Azab served as Executive Vice President of Research and Development and Chief Medical Officer of QLT Inc. and in several leadership positions at AstraZeneca plc in the United Kingdom and Sanofi in France. Dr. Azab holds an MBA from the Richard Ivey School of Business, University of Western Ontario, and an MB ChB from Cairo University. He received post-graduate training and degrees in oncology research from the University of Paris-Sud and in biostatistics from the University of Pierre et Marie Curie in Paris, France.
Composition of the Board of Directors
The Caladrius Board of Directors is currently comprised of eight directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the Caladrius Board of Directors will remain in place following completion of the Merger.
The director classes for the Caladrius Board of Directors are currently as follows:
•	Class I directors: Cynthia L. Flowers, Peter G. Traber, M.D. and Anne C. Whitaker;
•	Class II directors: Gregory B. Brown, M.D. and David J. Mazzo, Ph.D.; and
•	Class III directors: Michael H. Davidson, M.D., Steven M. Klosk and Steven S. Myers.
Pursuant to the Merger Agreement, each of the directors and officers of Caladrius who will not continue as directors or officers of Caladrius or the combined organization following the consummation of the Merger shall resign immediately prior to the Effective Time. Pursuant to the terms of the Merger Agreement, four of the directors on the Caladrius Board of Directors will be designated by Cend and four of such directors will be designated by Caladrius. Effective as of the Effective Time, it is anticipated that Dr. Mazzo, Dr. Brown, Mr. Klosk and Ms. Flowers will remain on the Caladrius Board of Directors. Then, Dr. Mazzo, Dr. Brown, Mr. Klosk and Ms. Flowers will elect Mr. Slack, Ms. Henson, Dr. Ruoslahti and Mohammad Azab, MD, MBA to the Caladrius Board of Directors.
It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization’s board of directors as follows:
•	Class I directors (expiring in 2023): David Slack, Cynthia L. Flowers and Erkki Ruoslahti, M.D., Ph.D.;
•	Class II directors (expiring in 2024): David J. Mazzo, Ph.D., Gregory B. Brown and Heidi Henson; and
•	Class III directors (expiring in 2025): Steven M. Klosk and Mohammad Azab, MD, MBA.
The division of the Caladrius Board of Directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Caladrius, or, following the completion of the Merger, the combined organization.
There are no family relationships among any of Caladrius’ current directors and executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.
Committees of the Board of Directors
The Caladrius Board of Directors currently has, and after completion of the Merger the Caladrius Board of Directors will continue to have, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Science and Technology Committee.

Audit Committee
The purpose of the audit committee is to oversee Caladrius’ accounting and financial reporting processes and audits of its financial statements. Although management has primary responsibility for the system of internal controls and the financial reporting process, the responsibilities of the audit committee include:
•	appointing the independent registered public accounting firm;
•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;
•	determining the engagement of the independent registered public accounting firm;
•	reviewing and approving the scope of the annual audit and the audit fee;
•	discussing with management and the independent registered public accounting firm the results of the annual audit and the review of quarterly financial statements;
•	approving the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
•	monitoring the rotation of partners of the independent registered public accounting firm on the engagement team as required by law;
•
responsibility for reviewing the financial statements and management’s discussion and analysis of financial condition and results of operations to be included in annual and quarterly reports to be filed with the SEC;

•	reviewing critical accounting policies and estimates; and
•	annually reviewing the audit committee charter and the committee’s performance.
The audit committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.
Following completion of the Merger, the members of the Audit Committee are expected to be Heidi Henson, Cynthia Flowers and Steven Klosk. Heidi Henson is expected to serve as the chairman of the committee and its financial expert under the rules of the SEC. To qualify as independent to serve on the combined organization’s audit committee, the listing standards of The Nasdaq Capital Market and the applicable rules of the SEC require that a director not accept any consulting, advisory or other compensatory fee from the combined organization, other than for service as a director, or be an affiliated person of the combined organization. Caladrius and Cend believe that, following completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee
The compensation committee reviews and recommends policies relating to compensation and benefits of Caladrius’ officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to the compensation of Caladrius’ chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to the Caladrius Board of Directors the compensation of these officers based on such evaluations. The compensation committee also recommends to the Caladrius Board of Directors the issuance of stock options and other awards under Caladrius’ stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.
Under the compensation committee’s charter, it has the authority, in its sole discretion, to retain (or obtain the advice of) any compensation consultant, legal counsel or other adviser to assist it in the performance of its duties. The compensation committee also has the direct responsibility for the appointment, compensation and oversight of the work of any advisers retained or engaged by the compensation committee. Under its charter, the compensation committee also has the authority to delegate its authority and responsibilities to members of the committee or a subcommittee. Finally, the compensation committee has the sole authority to approve the fees and the other terms and conditions of the engagement of any such advisor. Caladrius must provide for appropriate funding, as determined by the compensation committee, for the payment of reasonable compensation to any such adviser retained by the compensation committee.

The compensation committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.
Following the consummation of the Merger, the members of the compensation committee are expected to be Steven Klosk, who is expected to serve as chairman, Gregory Brown and Heidi Henson. To qualify as independent to serve on the combined organization’s compensation committee, the listing standards of The Nasdaq Capital Market require a director not to accept any consulting, advisory, or other compensatory fee from the combined organization, other than for service on the combined organization’s board of directors, and that the combined organization’s board of directors consider whether a director is affiliated with the combined organization and, if so, whether such affiliation would impair the director’s judgment as a member of the combined organization’s compensation committee. Caladrius and Cend believe that, after the completion of the Merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of The Nasdaq Capital Market and the SEC.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is responsible for making recommendations to the Caladrius Board of Directors regarding candidates for directorships and the size and composition of the Caladrius Board of Directors. In addition, the nominating and corporate governance committee is responsible for overseeing Caladrius’ corporate governance policies and reporting and making recommendations to the Caladrius Board of Directors concerning governance matters.
In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the Caladrius Board of Directors may take into account many factors, including the following:
•	personal and professional integrity;
•	ethics and values;
•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;
•	experience in the industries in which Caladrius competes;
•	experience as a board member or executive officer of another publicly held company;
•	diversity of expertise and experience in substantive matters pertaining to Caladrius’ business relative to other board members;
•	conflicts of interest; and
•	practical and mature business judgment.
The nominating and governance committee of the combined organization is expected to retain these responsibilities following completion of the Merger.
Following the closing of the Merger, the members of the nominating and governance committee are expected to be Gregory Brown, who is expected to serve as chairman, Erkki Ruoslahti and    . Caladrius and Cend believe that, after the completion of the Merger, the composition of the nominating and governance committee will meet the requirements for independence under, and the functioning of such nominating and governance committee will comply with any applicable requirements of the rules and regulations of The Nasdaq Capital Market.
Additional Board Committee:
Science and Technology Committee
Following the consummation of the Merger, the members of the Science and Technology Committee are expected to be Erkki Ruoslahti, who is expected to serve as chairman, David J. Mazzo, Ph.D., David Slack, Gregory Brown and Mohammad Azab, MD, MBA . This committee is authorized to review the science, clinical and regulatory strategy underlying Caladrius’ research and development programs, as well as associated staffing and budgets. It also reviews the interactions of the research and development organization with healthcare providers and regulatory bodies.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED ORGANIZATION
Described below are any transactions occurring since January 1, 2022 as to Caladrius, any transactions occurring since January 1, 2022 as to Cend, and any currently proposed transactions as to Caladrius and Cend, to which either Caladrius or Cend was a party and in which:
•	the amounts involved exceeded or will exceed $120,000; and
•
a director, executive officer, holder of more than 5% of the outstanding capital stock of Caladrius or Cend, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections entitled “Caladrius Directors, Officers and Corporate Governance—Director Compensation,” “Caladrius Executive Compensation,” “Cend Executive Compensation” and “Cend Director Compensation” in this proxy statement/prospectus/information statement.
Caladrius Transactions
Indemnification Agreements
Caladrius has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Caladrius to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Caladrius, arising out of the person’s services as a director or executive officer.
Change of Control, Severance Benefits Agreements and Compensation Arrangements
See the sections entitled “Caladrius Directors, Officers and Corporate Governance—Director Compensation” and “Caladrius Executive Compensation” in this proxy statement/prospectus/information statement.
Policies and Procedures for Related Party Transactions
The Caladrius Board of Directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Caladrius was or is to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by Caladrius of a related person. In reviewing and approving any such transactions, Caladrius’ audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction.
Cend Transactions
Indemnification Agreements
Cend has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Cend to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Cend, arising out of the person’s services as a director or executive officer.
Change of Control, Severance Benefits Agreements and Compensation Arrangements
See the sections entitled “Cend Executive Compensation” and “Cend Director Compensation” in this proxy statement/prospectus/information statement.

Policies and Procedures for Related Party Transactions
The Cend Board of Directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Cend was or is to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by Cend of a related person. In reviewing and approving any such transactions, Cend’s audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction.
Amendment to Cend’s 2016 Plan and Grants
On July 1, 2022 the Cend Board of Directors adopted Amendment No. 6 to Cend Therapeutics, Inc. 2016 Incentive Plan (“2016 Plan”) to include the Merger in the definition of a “Change in Control” under section 2(d)(iii).
Additionally, on July 1, 2022, the Cend Board of Directors adopted the First Amendment to Stock Option Grant Notice for David Slack to replace, in its entirely, Section 3 “Vesting Schedule” to provide that in the event of an Involuntary Termination which results in Optionee’s Termination of Service, within twelve (12) months following a Change in Control (as defined in the Plan), the vesting of his Option, the new option or other similar incentives replacing this Option, as applicable, shall accelerate in full automatically effective upon such Involuntary Termination.
An “Involuntary Termination” shall mean Optionee’s Termination of Service by reason of (i) Optionee’s involuntary dismissal or discharge by Cend, or by the acquiring or successor entity (or parent or any subsidiary thereof employing the Optionee) for reasons other than Cause (as defined in the Option Agreement); or (ii) Optionee’s voluntary resignation following (x) a change in Optionee’s position with Cend, the acquiring or successor entity (or parent or any subsidiary thereof) which materially reduces Optionee’s duties and responsibilities (provided that a change in title alone shall not be sufficient to constitute such a change), (y) a reduction in Optionee’s level of cash compensation (including base salary and target bonus under any performance based bonus or incentive programs), or a reduction of more than twenty percent (20%) in the value of fringe benefits provided, or (z) a relocation of Optionee’s principal place of employment by more than thirty (30) miles; provided, however, any resignation by Optionee due to the foregoing shall only be deemed an Involuntary Termination if (I) Optionee gives Cend written notice of the intent to terminate within sixty (60) days of the occurrence of the condition Optionee believes constitute an Involuntary Termination, (II) Cend fails to remedy such condition within thirty (30) days of such written notice (the “Cure Period”), and (III) Optionee actually resigns within sixty (60) days after the expiration of the Cure Period.
Further on June 9, 2022, Cend’s Board of Directors granted the following options to purchase shares of Cend common Stock: (i) 5,000 to Tambet Teesalu, fully vested, at an exercise price of $4.01 for 10 years, (ii) 20,000 to Heidi Henson, fully vested at an exercise price of $4.01 for 10 years and (iii) 5,000 to Kazuki Sugahara, fully vested at an exercise price of $4.01 for 10 years.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On April 26, 2022, Caladrius Biosciences, Inc. (“Caladrius”), CS Cedar Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Caladrius (“Merger Sub”), and Cend Therapeutics, Inc. (“Cend” or the “Company”), a privately-held, clinical-stage biotechnology company, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Cend, with Cend continuing as a wholly owned subsidiary of Caladrius (the “Merger”). Following closing, the combined company will be renamed Lisata Therapeutics, Inc. (“Lisata”) and is expected to trade on the Nasdaq under the ticker symbol “LSTA.”
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Cend common stock and Cend preferred stock (except shares of Cend Series D Preferred Stock held by Caladrius) will be converted into the right to receive a number of shares of Caladrius common stock (“Caladrius Common Stock”) equal to the exchange ratio described below; and (b) each outstanding Cend stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Caladrius. Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, Cend’s former stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and stockholders of Caladrius as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on Caladrius’ net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $0.3 million at the time of closing.
Concurrently with the execution of the Merger Agreement and in order to provide Cend with capital for its development programs prior to the closing of the Merger, Caladrius agreed to purchase from Cend shares of Series D Preferred Stock (the “Cend Series D Preferred Stock”), of Cend at a purchase price of $10.0 million.
If deemed necessary by the parties, Caladrius shall submit to Caladrius’ stockholders an amendment to Caladrius’ certificate of incorporation to authorize the Caladrius board to effect a reverse stock split of all outstanding shares of Caladrius common stock at a reverse stock split ratio mutually agreed to by Cend and Caladrius (the “Caladrius Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Caladrius Reverse Stock Split.
The Merger Agreement contains certain termination rights for both Caladrius and Cend, and further provides that, upon termination of the Merger Agreement, under specified circumstances, Caladrius may be required to pay Cend a termination fee of $1.0 million, Cend may be required to pay Caladrius a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.
Unaudited Pro Forma Condensed Combined Financial Statements
The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated effects of the Merger. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2022 combines the historical consolidated balance sheets of Caladrius and Cend, giving effect to the Merger as if it had been completed on March 31, 2022. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 combine the historical consolidated statements of operations of Caladrius and Cend, giving effect to the Merger as if it had been completed on January 1, 2021.
The unaudited pro forma condensed combined financial statements has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the SEC in May 2020 (“Article 11”). The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position. Cend’s results of operations and actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Caladrius is acquiring Cend and the Merger is expected to be accounted for using the asset acquisition method under accounting principles generally accepted in the United States of America (“GAAP”). Caladrius is considered to be the accounting acquirer based on the terms of the Merger Agreement and certain factors including: (i) Caladrius is issuing equity of approximately 60.5 million common shares to shareholders of Cend; (ii) although both entities will contribute to the new management team of Lisata, the Caladrius team will have more individuals on the management team and will hold the President and CEO roles; (iii) Caladrius paid a premium to acquire Cend’s assets; and (iv) Caladrius is significantly larger than Cend regarding total assets, operations, and research and development activities.
The Merger is expected to be accounted for as an asset acquisition as substantially all of the fair value is concentrated in intangible assets, primarily, In-Process Research and Development (“IPR&D”). Cend’s assets (except for cash) and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Cend’s operations, changes in the fair value of Caladrius' common stock, and other changes in Cend’s assets and liabilities.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Caladrius and Cend been a combined company during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.
The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate historical financial statements of Caladrius and Cend, and their respective accompanying notes included elsewhere in this registration statement. Caladrius’ condensed consolidated statement of operations and comprehensive loss for the three month period ended March 31, 2022 is derived from Caladrius’ Form 10-Q for the three month period ended March 31, 2022 and Caladrius’ Form 10-K for the year ended December 31, 2021.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Cend may materially vary from those of Caladrius. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Cend’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Cend’s results of operations or reclassification of assets or liabilities to conform to Caladrius’ accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2022
(in thousands, except per share data)
	Historical Caladrius	Historical Cend	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS

Cash and cash equivalents	$12,747	$4,716	$—	G	$17,463
Marketable securities	75,772	—	—		75,772
Tax benefit receivable	—	867	—		867
Prepaid expenses and other current assets	2,181	849	—		3,030
Total current assets	90,700	6,432	—		97,132

Property and equipment, net	55	—	—		55
Investment in Cend	—	—	—	G	—
Other assets	708	—	—		708
Intangible assets	—	—	2,299	L	2,299
Total assets	$91,463	$6,432	$2,299		$100,194

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accounts payable	$697	$635	$—		$1,332
Accrued liabilities	2,104	413	5,955	C,D	8,472
Other current liabilities	—	52	—		52
Total current liabilities	2,801	1,100	5,955		9,856
Other long-term liabilities	421	216	—		637
Total liabilities	3,222	1,316	5,955		10,493

COMMITMENTS AND CONTINGENCIES

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock	—	1,100	(1,100)	A	—
Series B redeemable convertible preferred stock	—	3,941	(3,941)	A	—
Stockholders' equity (deficit)
Series C convertible preferred stock	—	—	—	A	—
Series D convertible preferred stock	—	—	—	A,G	—
Preferred stock, $0.01 par value	—	—	—	—
Common stock, $0.001 par value	61	—	61	B	122
Additional paid-in capital	546,580	11,750	27,728	A,B,K	586,058
Treasury stock	(708)	—	—		(708)
Accumulated deficit	(457,242)	(11,636)	(26,443)	A,B,C,D,J, K,L	(495,321)
Accumulated other comprehensive loss	(196)	(39)	39	A	(196)
Total stockholders' equity (deficit)	88,495	75	1,385		89,955
Non-controlling interests	(254)	—	—		(254)
Total stockholders' equity (deficit)	88,241	75	1,385		89,701
Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$91,463	$6,432	$2,299		$100,194
See accompanying notes to unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Financial Statements of Operations
For the Three Months Ended March 31, 2022
(in thousands, except per share data)
	Historical Caladrius	Historical Cend	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Net revenues	—	178	—		178

Operating Expenses:
Research and development	3,278	1,291	—		4,569
General and administrative	3,342	316	42	L	3,700
Operating expenses	6,620	1,607	42		8,269
Operating loss	(6,620)	(1,429)	(42)		(8,091)

Other income (expense):
Investment income, net	63	—	—		63
Other expense, net	(148)	—	—		(148)
Total other expense	(85)	—	—		(85)

Net loss before benefit from income taxes	(6,705)	(1,429)	(42)		(8,176)
Benefit from income taxes	(2,479)	—	—		(2,479)
Net loss	$(4,226)	$ (1,429)	$(42)		$(5,697)

Net loss per share attributable to common shareholders:
Basic	$(0.07)	$(0.33)	$(0.05)
Diluted	$(0.07)		$(0.33)		$(0.05)

Weighted average common shares outstanding:
Basic	60,560	4,280	56,241	I	121,081
Diluted	60,560	4,280	56,241	I	121,081
See accompanying notes to unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2021
(in thousands, except per share data)
	Historical Caladrius	Historical Cend	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Net revenues	$—	$ 14,787	$—		$14,787

Operating Expenses:
Research and development	17,680	8,148	—		25,828
In-process research and development	—	1,584	35,012	H	36,596
General and administrative	11,370	1,150	6,317	C,D,L	18,837
Operating expenses	29,050	10,882	41,329		81,261
Operating income (loss)	(29,050)	3,905	(41,329)		(66,474)

Other income (expense):
Investment income, net	151	—	—		151
Other expense, net	(75)	—	—		(75)
Interest income	—	4	—		4
Total other income	76	4	—		80

Net income (loss) before expense (benefit) from income taxes	(28,974)	3,909	(41,329)		(66,394)
Income tax expense (benefit)	(1,508)	170	—		(1,338)
Net income (loss)	$ (27,466)	$3,739	$ (41,329)		$(65,056)

Income allocable to participating securities	$—	$(1,466)	$—		$—
Net income (loss) attributable to common shareholders	$ (27,466)	$2,273	$ (41,329)		$(65,056)
Net income (loss) per share attributable to common shareholders:
Basic	$(0.50)	$0.54			$(0.56)
Diluted	$(0.50)	$0.48			$(0.56)

Weighted average common shares outstanding:
Basic	55,313	4,211	55,719	I	115,243
Diluted	55,313	5,076	54,854	I	115,243
See accompanying notes to unaudited pro forma condensed combined financial information

Note 1 - Description of the Merger
On April 26, 2022, Caladrius Biosciences, Inc. (“Caladrius”), CS Cedar Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Caladrius (“Merger Sub”), and Cend Therapeutics, Inc. (“Cend” or the “Company”), a privately-held, clinical-stage biotechnology company, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Cend, with Cend continuing as a wholly owned subsidiary of Caladrius (the “Merger”).
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Cend common stock and Cend preferred stock (except shares of Cend Series D Preferred Stock held by Caladrius) will be converted into the right to receive an estimated 60,521,480 shares of Caladrius common stock (“Caladrius Common Stock”), based on an estimated exchange ratio of 8.5627; and (b) each outstanding Cend stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Caladrius and converted into options to purchase shares of Caladrius Common Stock based on the estimated exchange ratio of 8.5627. Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, Cend’s former stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and stockholders of Caladrius as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on Caladrius’ net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $0.3 million at the time of closing.
If deemed necessary by the parties, Caladrius shall submit to Caladrius’ stockholders an amendment to Caladrius’ certificate of incorporation to authorize the Caladrius board to effect a reverse stock split of all outstanding shares of Caladrius common stock at a reverse stock split ratio mutually agreed to by Cend and Caladrius (the “Caladrius Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Caladrius Reverse Stock Split.
Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Caladrius and Cend, and Caladrius’s satisfaction of a minimum net cash threshold at closing, expected to be approximately $64.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Cend (solely in their respective capacities as Cend stockholders) holding approximately 77.5% of the outstanding Cend capital stock have entered into support agreements with Caladrius to vote all of their shares of Cend capital stock in favor of adoption of the Merger Agreement (the “Cend Support Agreements”) and (ii) certain executive officers and directors of Caladrius (solely in their respective capacities as Caladrius stockholders) holding approximately 1.8% of the outstanding Caladrius common stock have entered into support agreements with Cend to vote all of their shares of Caladrius common stock in favor of approval of the Merger Agreement (the “Caladrius Support Agreements,” together with the Cend Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Caladrius and Cend held by the respective signatories thereto.
The Merger Agreement contains certain termination rights for both Caladrius and Cend, and further provides that, upon termination of the Merger Agreement under specified circumstances, Caladrius may be required to pay Cend a termination fee of $1.0 million, Cend may be required to pay Caladrius a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.
Concurrently with the execution of the Merger Agreement and in order to provide Cend with capital for its development programs prior to the closing of the Merger, Caladrius agreed to purchase from Cend shares of Series D Preferred Stock (the “Cend Series D Preferred Stock”), of Cend at a purchase price of $10.0 million. In addition, Caladrius and Cend entered into a Collaboration Agreement (the “Collaboration Agreement”), pursuant to which Caladrius and Cend agreed to collaborate on certain developmental and clinical activities prior to the closing of the Merger. Under the Collaboration Agreement, Caladrius and Cend will form a joint steering committee (the “Committee”) comprised of individuals from both entities.

Note 2 - Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information of the combined company is presented to illustrate the proposed effects of the Merger. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by Securities and Exchange Commission (“SEC”) Final Rule Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The combined company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.
The Merger is accounted for by using the cost accumulation and allocation model of accounting in accordance with the asset acquisition accounting guidance set forth in Accounting Standards Codification (ASC) 805, Business Combinations (“ASC 805”).
The unaudited pro forma condensed combined statements of operations for the three month period ended March 31, 2022 and for the year ended December 31, 2021, give effect to the Merger as if it had been consummated on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Merger as if it had been consummated on March 31, 2022. Based on Caladrius’ preliminary review of Cend’s summary of significant accounting policies and preliminary discussions between management teams of Caladrius and Cend, the nature and amount of any adjustments to the historical financial statements of Cend to conform its accounting policies to those of Caladrius are not expected to be material. Upon completion of the Merger, further review of Cend’s accounting policies may result in additional revisions to Cend’s accounting policies and classifications to conform to those of Caladrius.
To determine the accounting for this Merger under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The initial screen test is met as substantially all of Cend’s fair value is concentrated in intangible assets, primarily, In-Process Research & Development (“IPR&D”). As such, the acquisition is expected to be treated as an asset acquisition. Cend’s assets (except for cash) and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed.
Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Caladrius estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the Merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the Merger, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.
Pro forma transaction accounting adjustments are included only to the extent they are adjustments that reflect the accounting for the Merger in accordance with GAAP.
Caladrius and Cend expect to incur significant costs associated with integrating the operations of Caladrius and Cend after the Merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Merger.
Caladrius and Cend expect to incur significant costs associated with integrating the operations of Caladrius and Cend after the Merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Merger.

Note 3 — Preliminary Purchase Price
The accompanying unaudited pro forma condensed combined financial statements reflect an estimated preliminary purchase price of approximately $42.6 million (the “Consideration”) comprised of equity consideration of approximately $27.8 million, the carrying value of Caladrius’ existing cost method investment in Cend’s Series D Preferred Stock of approximately $10.0 million, the incremental fair value of Cend’s fully vested stock options of approximately $1.8 million, and estimated transaction costs of approximately $3.0 million.
The Consideration payable by Caladrius takes into account the value of Caladrius’ interests in Cend’s Series D Preferred Stock. Prior to the closing of the Merger, Caladrius will account for its existing interest in Cend using the cost method, and the carrying value was approximately $10.0 million as of April 26, 2022. The Company accounted for the asset acquisition of the interest of Cend as a step acquisition, which required a cost accumulation approach of the Company’s existing ownership interest in Cend which will be valued at its carryover basis of $10.0 million and included in the estimated purchase price.
The table below represents the total estimated preliminary purchase price (dollars in thousands, except per share data):
Estimated number of common shares of the combined company to be owned by Cend stockholders (1)	60,521,480
Multiplied by the fair value per share of Caladrius common stock on May 18, 2022 (2)	$0.46
Total	$27,840
Carrying value of Caladrius' existing cost method investment in Cend (3)	10,000
Incremental fair value of Cend's fully vested stock options (4)	1,796
Caladrius estimated transaction costs (5)	3,000
Total estimated purchase price	$42,636
1.
For purposes of this unaudited pro forma combined financial information, 60,521,480 represents the historical 7,068,037 shares of Cend common stock and preferred stock outstanding on April 26, 2022, adjusted for the exchange ratio.

2.
The equity portion of the estimated purchase price was based on the closing price of Caladrius as reported on the Nasdaq Capital Market on May 18, 2022. The final purchase price arising from the actual transaction costs, as well as the number of shares of Caladrius Common Stock and the fair market value of Caladrius Common Stock outstanding immediately prior to the closing of the Merger could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated Consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual Consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the Merger, and the final valuation of the purchase consideration could differ significantly from the current estimate.

3.
Using cost accumulation accounting, the carrying value of Caladrius’ cost method investment in Cend’s Series D Preferred Stock is included in the total estimated purchase price as of March 31, 2022. Caladrius will evaluate the cost method investment for impairment indicators each reporting period and through the closing of the Merger.

4.
Represents the incremental fair value of the Cend replacement options of $1.7 million related to the fully vested replacement options subject to service-based vesting conditions and less than $0.1 million related to replacement options subject to performance-based vesting conditions achieved prior to the Closing Date assumed by Caladrius upon the consummation of the Merger as described in Note 4 — Shares of Caladrius Common Stock Issued to Cend’s Stockholders upon closing of the Merger. In accordance with, and analogous to ASC 805, as no post-Merger services are required for the fully vested replacement awards, and Cend’s employees had rendered all of the required service for the Cend awards as of the date of the Merger, the incremental fair value is included in the estimated purchase price.

The amount attributable to post-Merger service is approximately $0.5 million for replacement options subject to servicebased vesting conditions and less than $0.1 million for replacement options subject to performance-based vesting conditions. Caladrius will recognize the stock-based compensation expense for the replacement options subject to service-based vesting conditions as additional compensation cost on a straight-line basis over the remaining vesting period of the original awards, and will recognize the stock-based compensation related to the achievement of the performance-based vesting conditions in the period during which it becomes probable the conditions will be met.
The difference between the total value of the replacement awards of approximately $6.6 million, and the fair value of the original Cend awards of approximately $4.3 million, is approximately $2.4 million.
5.	Caladrius transaction costs are estimated to be approximately $3.0 million. The transaction costs have been reflected as an increase in the purchase price.
In accordance with GAAP, the fair value of equity securities comprising the Consideration will be measured on the closing date of the Merger at the then-current market price per share of Caladrius common stock. Given that the estimate purchase price is variable depending upon the price of Caladrius common stock, management performed a sensitivity analysis over the change in purchase consideration based on +/- 10% volatility in Caladrius’ stock price, which is reasonably possible during the period between the date of this joint proxy statement/prospectus/information statement and then expected effective time of the Merger. An increase or decrease in the price of Caladrius common stock by 10% would increase or decrease the Consideration, excluding transaction costs, by approximately $3.0 million.
For purposes of this pro forma analysis, the above estimated purchase price has been allocated based the relative fair value of the preliminary estimate of the fair value of assets and liabilities to be acquired (in thousands):
March 31, 2022 Pro forma
Preliminary Purchase Price Allocation:
Cash and cash equivalents	$4,716
Net working capital (excluding cash)	616
Other liabilities	(216)
Acquired in-process research and development	35,012
License	2,508
Net assets acquired	$ 42,636
The guidance in ASC 805 requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test was met as Caladrius determined that substantially all of the fair value was concentrated in the acquired IPR&D. The fair value of the IPR&D was determined to be approximately $55.4 million before the purchase price was allocated among the assets and liabilities acquired, as shown above.
IPR&D represents the research and development assets of Cend which were in-process, but not yet completed, and which Caladrius has the opportunity to advance. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The actual purchase price allocated to IPR&D will fluctuate until the closing date of the Merger, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.
License represents the Exclusive License and Collaboration Agreement (the “Qilu Agreement”) in which Cend granted an exclusive license to Qilu for the development and commercialization of CEND-1 in the Territory (defined as the Greater Area of China including China, Macau, Hong Kong, and Taiwan). Under the terms of the agreement, Qilu is solely responsible for the development of CEND-1 in its Territory. In consideration for the license, Qilu made a one-time, non-refundable, non-creditable upfront payment of $10.0 million to Cend. Cend is also eligible to receive developmental and commercial milestone payments up to $100.0 million and $125.0 million, respectively, tiered royalties on net sales ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%. To date, Cend has recognized approximately $15.0 million in revenue under the Qilu Agreement resulting from the upfront license fee, a development milestone, as well as through the sale of clinical supply materials.
Note 4 — Shares of Caladrius Common Stock Issued to Cend’s Stockholders upon Closing of the Merger
Pursuant to the Merger Agreement, at the Effective Time, Caladrius expects to issue 60,521,480 shares of Common Stock to the holders of all of the Cend capital stock in exchange for all of the shares of Cend capital stock (including the shares of common stock issuable upon the conversion of all shares of preferred stock, except Series D Preferred Stock), immediately prior to the Effective Time, determined as follows:
Shares
Cend:
Cend Series A Preferred Stock outstanding	371,396
Cend Series B Preferred Stock outstanding	1,071,237
Cend Series C Preferred Stock outstanding	1,345,699
Cend shares of common stock outstanding	4,279,705
Total Cend outstanding shares pre-close	7,068,037
Exchange ratio	8.5627
Total Cend merger common shares	60,521,480
In addition, in accordance with the Merger Agreement, Caladrius assumed all of the issued and outstanding options to acquire Cend common stock, pursuant to the Cend 2016 Equity Incentive Plan (the “Cend Plan”), with such stock options representing the right to purchase a number of shares of Caladrius Common Stock equal to 8.5627 multiplied by the number of shares of Cend’s common stock previously represented by such stock options immediately prior to the closing of the Merger, with a proportional adjustment to the exercise price of such options.
Basic loss per share represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding at the beginning of the periods presented. Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:
March 31, 2022
Anti-dilutive common share equivalents:	(in thousands)
Stock options of Caladrius	7,883
Stock options of Cend	19,438
Warrants to purchase Caladrius common stock	21,357
Total anti-dilutive common share equivalents	48,678
The information below reflects historical per share information for Caladrius and Cend and unaudited pro forma per share information of the combined company as if Caladrius and Cend had been combined as of or for the periods presented. The net loss per share information reflects the Merger as if the transaction had occurred on January 1, 2021.
Note 5 — Pro Forma Adjustments
Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.
Given Caladrius’ history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the pro forma financials.

The unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements as as follows:
A.
To eliminate Cend’s pre-merger redeemable convertible preferred stock, convertible preferred stock, common stock, paid-in capital, accumulated deficit, and accumulated other comprehensive loss balances.

March 31, 2022
(in thousands)
Elimination of Cend's Series A redeemable convertible preferred stock	$(1,100)
Elimination of Cend's Series B redeemable convertible preferred stock	(3,941)
Elimination of Cend's Series C convertible preferred stock	—
Elimination of Cend's Series D preferred stock	—
Elimination of Cend's common stock	—
Elimination of Cend's additional paid-in capital	(11,750)
Elimination of Cend's historical accumulated deficit	11,636
Elimination of Cend's accumulated other comprehensive loss	39
Elimination of Cend's accumulated deficit for other pro forma adjustments impacting accumulated deficit, such as transaction costs (C)	3,097
Total adjustments to Cend's historical equity	$(2,019)
B.
To reflect the asset acquisition Consideration, including the capitalization of the fair value of the estimated number of shares of the combined company to be owned by Cend’s stockholders and Caladrius’ transaction costs as well as the adjustment to accumulated deficit for the acquired in-process research and development:

March 31, 2022
(in thousands)
Capitalization of the fair value of the estimated number of shares of the combined company to be owned by Cend's stockholders	$27,840
Carrying value of Caladrius' existing cost method investment in Cend	10,000
Caladrius' estimated transaction costs as part of asset acquisition (D)	3,000
Incremental fair value of Cend's fully vested replacement options (Note 3)	1,796
Impact of expensed IPR&D acquired (H) and accumulated amortization of the acquired license (L)	(35,079)
Total adjustment to reflect asset acquisition purchase price	$7,557
C.
To record Cend’s estimated transaction costs of approximately $3.1 million, for legal and advisory fees, and transactional fees in addition to $0.1 million included in accrued liabilities as of March 31, 2022.

D.
To record Caladrius’ estimated transaction costs of approximately $2.9 million, for legal and advisory fees and transactional fees, in addition to $0.1 million included in accrued liabilities as of March 31, 2022.

E.	To record Cend’s estimated transaction costs of approximately $3.2 million, for legal and advisory fees, and transactional fees for the year ended December 31, 2021.
F.
To record Caladrius’ estimated transaction costs of $3.0 million, for legal and advisory fees and transactional fees for the year ended December 31, 2021. Estimated transaction costs directly related to the Merger of $3.0 million will be included in the estimated purchase price (see Note 3).

G.
To record Caladrius’ cost method investment in Cend’s Series D Preferred Stock as of March 31, 2022 of approximately $10.0 million and the elimination of Caladrius’ cost method investment in Cend at the Effective Time of the Merger, as well as the cancellation of the shares of Series D Preferred Stock that were issued to Caladrius. Per the Merger Agreement, the Series D Preferred Stock will not be converted to shares of common stock of Cend at the time of the Merger, rather the Series D Preferred Stock will be cancelled and no consideration exchanged.

H.	To record the impact of expensing the acquired IPR&D upon consummation of the asset acquisition (Note 3).
I.	Calculation of weighted-average shares outstanding:
	March 31, 2022	December 31, 2021
	(in thousands)
Historical Cend weighted-average shares of common stock outstanding	4,280	4,211
Impact of Cend's convertible preferred stock assuming conversion	2,788	2,788
Total	7,068	6,999
Application of exchange ratio of historical Cend weighted-average shares outstanding	8.5627	8.5627
Adjusted Cend weighted-average shares outstanding	60,521	59,930
Historical Caladrius weighted-average shares outstanding	60,560	55,313
Total weighted average shares outstanding	121,081	115,243
As Caladrius had a net loss on a pro forma combined basis, stock options to purchase common stock have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all periods presented.
J. To record the following adjustments to accumulated deficit:
March 31, 2022
(in thousands)
Elimination of Cend's accumulated deficit	$14,733
Impact of Cend's estimated transaction costs as part of asset acquisition (C)	$(3,097)
Impact of expensed IPR&D acquired (H), Caladrius' estimated transaction costs as part of asset acquisition (D), and accumulated amortization of the acquired license (L)	(38,079)
Total adjustment to accumulated deficit	$ (26,443)
K. To record the following adjustments to additional paid-in capital:
March 31, 2022
(in thousands)
Elimination of Cend's additional paid-in capital and par value	$ (11,750)
To reflect Cend's remaining stock post-Merger	37,459
To reflect the reclassification of additional paid-in capital to par for the shares expected to be outstanding	2,019
Total adjustment to additional paid-in capital	$27,728
L.
Represents the acquired Qilu Agreement in which Cend granted an exclusive license to Qilu for the development and commercialization of CEND-1 in the amount of approximately $2.5 million, net of accumulated amortization of approximately $0.3 million. The license is a definite lived intangible asset with an estimated remaining useful life of fifteen years. The amortization expense of approximately $0.2 million and approximately $41.8 thousand has been included in the pro forma statements of operations for the year ended December 31, 2021 and three months ended March 31, 2022, respectively.

DESCRIPTION OF CALADRIUS CAPITAL STOCK
The following description of Caladrius’ capital stock is not complete and may not contain all the information you should consider before investing in Caladrius’ capital stock. This description is summarized from, and qualified in its entirety by reference to, Caladrius’ amended and restated certificate of incorporation and amended and restated bylaws, which have been publicly filed with the SEC. See “Where You Can Find More Information.”
Authorized Capital Stock
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
The holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. The holders of our common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. Subject to the terms of any outstanding series of preferred stock, the holders of our common stock are entitled to dividends in the amounts and at times as may be declared by the Caladrius Board of Directors out of funds legally available. Upon liquidation or dissolution, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of our preferred stock. The holders of our common stock have no redemption, conversion or preemptive rights.
As of March 31, 2022, we had 60,533,064 shares of common stock issued and outstanding, exclusive of existing convertible preferred stock, options and warrants.
Preferred Stock
The Caladrius Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock with such designations, rights, and preferences as may be determined from time to time by the Caladrius Board of Directors. Accordingly, the Caladrius Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders.
As of March 31, 2022, there were 10,000 shares of our Series B Convertible Redeemable Preferred Stock, $0.01 par value per share (“Caladrius Series B Preferred Stock”), issued and outstanding.
Series B Preferred Stock
The Caladrius Series B Preferred Stock ranks pari passu with our common stock with respect to the payment of dividends and to the distribution of assets upon liquidation, dissolution or winding up.
So long as any shares of the Caladrius Series B Preferred Stock are outstanding, no dividend shall be declared or paid or set aside for payment or other distribution declared or made upon our common stock or upon any other stock ranking junior to, or on a parity with, the Caladrius Series B Preferred Stock as to dividends or upon liquidation, dissolution or winding up, unless, in the case of our preferred stock, the same dividend is declared, paid or set aside for payment on all outstanding shares of the Caladrius Series B Preferred Stock or in the case of our common stock, ten times such dividend per share is declared, paid or set aside for payment on each outstanding share of the Caladrius Series B Preferred Stock.
Except as otherwise provided by law, each share of the Caladrius Series B Preferred Stock has the same voting rights as ten shares of our common stock and the holders of the Caladrius Series B Preferred Stock and the common stock shall vote together as one class on all matters.
The holder of any share of Caladrius Series B Preferred Stock has the right, at such holder’s option, to convert such share into one one-hundredth of a fully paid and non-assessable share of our common stock, subject to adjustment.

In the event of any voluntary or involuntary dissolution, liquidation or winding up of our Company, after any distribution of assets is made to the holders of any other class or series of stock that ranks prior to the Caladrius Series B Preferred Stock in respect of distributions upon the liquidation of the Company, the holder of each share of Caladrius Series B Preferred Stock then outstanding shall be entitled to be paid out of our assets available for distribution to our stockholders, an amount on a pari passu basis equal to ten times the amount per share distributed to the holders of our common stock. After payment of the full amount of the distribution to which they are entitled, the holders of shares of the Caladrius Series B Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.
Shares of Caladrius Series B Preferred Stock issued and reacquired by us shall have the status of authorized and unissued shares of preferred stock, undesignated as to series, subject to later issuance.
Holders of shares of Caladrius Series B Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the corporation.
Options and Restricted Stock Units
As of March 31, 2022, we had outstanding options to purchase an aggregate of 2,639,609 shares of our common stock with exercise prices ranging from $0.76 to $77.70 per share, with an approximate weighted average exercise price of $4.51 per share. The shares of our common stock underlying all such options are registered with the SEC.
As of March 31, 2022, we had 1,460,295 restricted stock units outstanding.
Warrants
As of March 31, 2022, we had outstanding warrants to purchase an aggregate of 21,356,600 shares of our common stock with an approximate weighted average exercise price of $2.84.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
Our Amended and Restated Certificate of Incorporation and bylaws contain some provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.
Special Meetings. Our bylaws provide that special meetings of our stockholders may, unless otherwise prescribed by law, be called by our Chairman of the Caladrius Board of Directors (if any), the Caladrius Board of Directors or our Chief Executive Officer and shall be held at such place, on such date and at such time as shall be fixed by the Caladrius Board of Directors or the person calling the meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.
Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for the Caladrius Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the Caladrius Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempted acquisitions that might result in a premium over the market price for the shares of our common stock held by stockholders.
The provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

COMPARISON OF RIGHTS OF HOLDERS OF CALADRIUS STOCK AND CEND STOCK
Both Caladrius and Cend are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Cend Stockholders will become Caladrius Stockholders, and their rights will be governed by the DGCL, the amended and restated by-laws of Caladrius and, assuming Proposal Nos. 2 and 3 are approved by Caladrius Stockholders at the Annual Meeting, the amended and restated certificate of incorporation of Caladrius, as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.
The table below summarizes the material differences between the current rights of Cend Stockholders under Cend’s amended and restated certificate of incorporation and by-laws and the rights of Caladrius Stockholders, post-Merger, under Caladrius’ amended and restated certificate of incorporation and by-laws, each as amended, as applicable, and as in effect immediately following the Merger.
While Caladrius and Cend believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Merger and the rights of Caladrius Stockholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Caladrius Stockholders and Cend Stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Caladrius and Cend that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a Caladrius Stockholder and a Cend Stockholder before the Merger and being a Caladrius Stockholder after the Merger. Caladrius has filed copies of its current amended and restated certificate of incorporation and by-laws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Cend will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Current Cend Rights Versus Caladrius Rights Post-Merger
Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)
Elections; Voting; Procedural Matters
Authorized Capital Stock
The amended and restated certificate of incorporation of Cend authorizes the issuance of up to (i) 11,500,000 shares of common stock, par value $0.00001 per share, (ii) 4,350,000 shares of preferred stock, par value $0.00001 per share, of which (A) 371,396 shares have been designated as “Series A Preferred Stock” (B) 1,071,240 shares have been designated as “Series B Preferred Stock” (C) 1,345,700 shares have been designated as “Series C Preferred Stock” and (D) 1,135,650 shares have been designated as “Series D Preferred Stock”. Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is referred to collectively as “Cend Preferred Stock.”

It is expected that holders of Cend Preferred Stock will be converting into common stock immediately prior to the Merger.

The amended and restated certificate of incorporation of Caladrius authorizes the issuance of up to 500,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)
Number of Directors
The by-laws of Cend currently provide that the authorized number of directors shall be fixed by the Cend Board of Directors from time to time. Directors need not be stockholders, unless so required by the Cend amended and restated certificate of incorporation.

The amended and restated by-laws of Caladrius currently provide that the number of directors that shall constitute the whole Caladrius Board of Directors shall be determined by resolution of the Caladrius Board of Directors, but in no event shall be less than three.

Stockholder Nominations and Proposals
Cend’s by-laws provide that nominations for persons for election to the Cend Board of Directors or proposals of Cend may be made (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Cend Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice. At an annual meeting of the stockholders, for nominations or other business to be properly brought before an annual meeting, by a stockholder, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a solicitation notice, must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the solicitation notice, and (iv) if no solicitation notice relating thereto has been timely provided, the proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice.

The amendments to the amended and restated by-laws of Caladrius provide that nominations of any person for election to the Caladrius Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the discretion of the person calling such special meeting) may be made at such meeting only (a) by or at the direction of the Caladrius Board of Directors, including by any committee or persons authorized to do so by the Caladrius Board of Directors, or (b) by a stockholder present in person (A) who was a beneficial owner of shares of Caladrius both at the time of giving the notice of such meeting and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with the notice and nomination provisions of the amendments to the amended and restated by-laws of Caladrius.

The amendments to the amended and restated by-laws of Caladrius provide that nominations of any person for election to the Caladrius Board of Directors at an annual meeting, or at a special meeting held in lieu of an annual meeting of Caladrius Stockholders, may be made provided that the nominations are (i) specified in the notice of the annual meeting given by or at the direction of the Caladrius Board of Directors, in accordance to the amendments to the amended and restated by-laws of Caladrius, (ii) given timely notice in accordance with the amendments to the amended and restated by-laws of Caladrius and (iii) brought by any stockholder of Caladrius who is a stockholder of record at the time of giving of notice as provided for in the amendments to the amended and restated by-laws.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

The amended and restated certificate of incorporation provide that the holders of the Series B Preferred Stock shall be entitled to elect one director and the holders of Series C Preferred Stock shall be entitled to elect one director.

Classified Board of Directors	The by-laws of Cend do not provide for the division of the Cend Board of Directors into staggered classes.	The amended and restated by-laws of Caladrius provide for the division of the Caladrius Board of Directors into staggered classes.

Removal of Directors
Pursuant to the by-laws of Cend, a Director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock, (ii) without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to elect such director.

Under the amended and restated by-laws of Caladrius, a Director may be removed from office at any time (i) without cause, by the affirmative vote of at least 75 percent of the voting power of all outstanding shares of voting stock of Caladrius with the power to vote at an election of directors or (ii) with cause, by the holders of at least a majority of all outstanding shares of voting stock of Caladrius with the power to vote at an election of the directors.

Special Meeting of the Stockholders
The by-laws of Cend provide that a special meeting may be called by the Chairman of the Board, the Cend Board of Directors, the Chief Executive Officer or by the holders of shares entitled to cast not less than 50% of the votes at the meeting.
The amended and restated by-laws of Caladrius provide that a special meeting may be called by the Chairman of the Board (if any), the Caladrius Board of Directors or the Chief Executive Officer.

Cumulative Voting	The amended and certificate of incorporation states that unless required by law, there shall be no cumulative voting.
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. The amended and restated certificate of incorporation of Caladrius does not provide for cumulative voting

Vacancies
The by-laws and amended and restated certificate of incorporation of Cend provide that subject to the rights of holders of any series of Preferred Stock, any vacancies on the Cend Board of Directors shall, unless filled by the Cend stockholders, be filled by the affirmative vote of a majority the majority of the directors then in office, or by a sole remaining director.

The amended and restated by-laws of Caladrius provide that any vacancy or newly created directorships on the Caladrius Board of Directors will, unless and until filled by the Caladrius Stockholders, be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining Director.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)
Voting Stock
According to the amended and restated certificate of incorporation the holders of Cend common stock are entitled to one vote for each share of common stock held at all meeting of stockholders. Each holder of Preferred Stock may cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock are convertible as of the record date. Holders of Preferred Stock shall vote together with the holders of common stock as a single class on an as-converted basis.

The by-laws state that the Cend Board of Directors may fix, in advance, a records date, which records date shall not precede the date upon which resolution the record date is adopted and which shall not be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Cend Board of Directors, the record date shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Under the amended and restated certificate of incorporation and the amended and restated by-laws of Caladrius, the holders of Caladrius Common Stock are entitled to one vote for each share of stock held by them and holders of Caladrius Series B Convertible Redeemable Preferred Stock are entitled to ten votes for each share of Caladrius Series B Convertible Redeemable Preferred Stock into which such share of Caladrius Series B Convertible Redeemable Preferred Stock is convertible. The amended and restated by-laws of Caladrius further state that in order for Caladrius to determine which Caladrius Stockholders are entitled to vote, the Caladrius Board of Directors may fix, in advance, a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other such action. If the Caladrius Board of Directors do not so fix a record date, the record date for determining stockholders entitled to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Stockholders Agreement
The holders of Cend’s Series A Preferred Stock and Series B Preferred Stock entered into a Voting Agreement with Cend, in March 2019 (“Voting Agreement”). On April 26, 2022, the parties to the Voting Agreement entered into Amendment No. 1 to Voting Agreement (“Amended Voting Agreement”) wherein Caladrius as the sole holder of Series D Preferred Stock became a party to and subject to the terms of the Voting Agreement, among other things. Pursuant to the Voting Agreement and Amended Voting Agreement, for as long as at least 50% of the initially issued shares of Series B Preferred Stock remain outstanding, the
Caladrius does not have a stockholders agreement or any such similar agreement with any of its stockholders in place.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

holders of at least a majority of the Series B Preferred Stock shall be entitled to elect one member of the Cend Board of Directors. No director elected as a result of this provision can be removed unless removal s approved by the holders of at least 50% of the shares of stock entitled to vote.

Drag Along
The Voting Agreement contains a Drag-Along provision that provides that in the event that (i) the holders of at least 70% of the shares of common stock issued or issuable upon conversion of the Cend Preferred Stock, (ii) the Cend Board of Directors, (iii) the holders of 70% of the then outstanding common stock held by Key Holders (defined therein) who are then providing services to Cend as officers, employees, or consultant, and (iv) the holder of 50% or more of the outstanding shares of Series B Preferred Stock approve the sale by Cend, in writing, and certain other conditions are met, then (a) in the event of a Stock Sale, the same proportion of shares of capital stock by Cend beneficially owned by stockholder parties to the Voting Agreement will be sold on the same terms and conditions as sold by certain other stockholders, (b) parties to the Voting Agreement must vote in favor of such sale and refrain from exercising dissenters rights or rights of appraisals, challenging the sale, or alleging breach of fiduciary duty in relation to the sale.

No party to the Voting Agreement or the Amended Voting Agreement shall be a party to any Stock Sale unless all holders are allowed to participate and the consideration received under such transaction is allocated amongst the parties in accordance with Cend’s Certificate of Incorporation.
Caladrius does not have any drag along terms in place.

Stockholder Action by Written Consent
The by-laws and the certificate of incorporation state that any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders may be

The amendments to the amended and restated by-laws of Caladrius specify that any action permitted to be taken at an annual or special meeting may be taken without a meeting if a consent or consents in writing are (i) signed in compliance with the amended and

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock not having less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted.

restated by-laws by not less than the minimum number of outstanding shares necessary to authorize or take such action at a meeting at which all shares are entitled to vote thereon were present and voted and (ii) delivered Caladrius in compliance with the provisions of the amendments to the amended and restated by-laws.

Notice of Stockholder Meeting
The by-laws provide that written notice of each meeting of the stockholders including all information provided for in the by-laws of Cend, must be given not less than 10 days nor more than 60 days before the meeting to each Cend stockholder entitled to vote at such meeting.

Under the amended and restated by-laws of Caladrius, written notice of each meeting of the stockholders, including all information provided for in the by-laws of Caladrius, must be given no less than 10 nor more than 60 days before the date of the meeting to each Caladrius Stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions
The amended and restated certificate of incorporation of Cend provides that each holders of Cend Preferred Stock shall have the right to convert such shares into shares of Cend common stock, at any time in accordance with the amended and restated certificate of incorporation. However, upon either (a) the closing of a public offering resulting in at least $50 million in gross proceeds to Cend or (b) the written vote or consent of the Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock, such Preferred Stock shall be mandatorily converted into Cend Common Stock.

According to the amended and restated certification of incorporation, at any time when at least 50% of the initially issued Series A Preferred Stock remains outstanding, Cend shall not without the written consent or affirmative vote of the holders of Series A Preferred Stock (a) effect any sale of substantially all of the assets, merger, consolidation or other reorganization of Cend where Cend’s shareholders retain less than 50% voting power (b) liquidate, dissolve or wind-up the business and affairs of Cend (c) acquire shares of capital stock of any other corporation, joint venture or partnership (d) enter into any transaction

The amended and restated certificate of incorporation of Caladrius does not provide that holders of Caladrius’ capital stock shall have preemptive or other protective rights, however, provides that each holder of Caladrius Series B Convertible Redeemable Preferred Stock shall have the right to convert such shares into shares of Caladrius Common Stock at any time in accordance with the amended and restated certificate of incorporation.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

that might result in the change of ownership of any intellectual property of Cend or enter into any exclusive license of any Cend intellectual property or (e) approve the annual business plan or other action which may lead to result in change of the business of Cend.

Pursuant to the amended and restated certificate of incorporation, Cend shall not without the written consent or affirmative vote of the holders of Series B Preferred Stock (a) effect any sale of substantially all of the assets, merger, consolidation or other reorganization of Cend where Cend’s shareholders retain less than 50% voting power (b) liquidate, dissolve or wind-up the business and affairs of Cend, (c) acquires shares of capital stock of any other corporation, joint venture or partnership (d) enter into any transaction that might result in the change of ownership of any intellectual property of Cend or enter into any exclusive license of any Cend intellectual property (e) approve the annual business plan or other action which may lead to result in change of the business of Cend or (f) increase the authorized number of shares of any class or series of stock of Cend, or issue shares or other securities convertible into or exercisable into Cend Capital Stock with a financing transaction.

The amended and restated certificate of incorporation provides that Cend shall not without the written consent or affirmative vote of the holders of Series C Preferred Stock (a) alter the rights, powers or privileges in a way that adversely affects the Series C Preferred Stock (b) increase the number of authorized shares of any class or series of any capital stock of Cend, other than in connection with a permitted financing.

The amended and restated certificate of incorporation provides that Cend shall not, without the written consent of the holders of Series D Preferred Stock, (a) effect any sale of substantially all the assets of Cend wherein Cend’s shareholders retain less than 50% voting power (except for the

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

Caladrius Merger Agreement), (b) liquidate, dissolve or wind-up the business and affairs of Cend, (c) acquire shares of capital stock of any other corporation, joint venture or partnership (d) approve the annual business plan or other action which may lead to result in change of the business of Cend or (e) increase the authorized number of shares of any class or series of capital stock of Cend or issue shares in connection with a financing transaction in which the shares have an original issue prove equal to or greater than the original issue price of the Series D Preferred Stock., (f) purchase or redeem or pay or declare any dividend, make distribution other than authorized redemptions on Preferred Stock or repurchases from former officers, directors or other consultants, or (g) enter into any transaction outside the ordinary course of business with an executive officer, director, or holder of more than 10% of Cend’s outstanding common stock and Preferred Stock, other than transactions that are negotiated on an arms-length bases, are approved by a majority of disinterested members of the Cend Board of Directors, involving compensation for services as an employee or independent director or with the holder of the Series D Preferred Stock.

Right of First Refusal
Pursuant to the by-laws no stockholder shall transfer any shares of Cend stock unless the stockholder provides notice to Cend. For 30 days following receipt of that notice, Cend shall have the option to purchase the share specified in the notice, upon the terms outlined, however, with the consent of the stockholder, Cend shall have the option to purchase a lesser portion of the shares specified in the notice at the price and terms set forth. Cend shall provide notice to stockholder of its intent to acquire all or a portion of the shares. In the event Cend does not elect to acquire the shares, stockholder may within 60 days following the expiration of or waiver of the right of first refusal, transfer the shares as specified in the stockholder’s notice. All shares transferred shall continue to be subject to the provisions of the by-laws. Transfers
Caladrius does not have a right of first refusal in place.

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

made (i) to a stockholder’s immediate family by will or intestacy, (ii) bona fide pledge or mortgage of shares with a lending institution (iii) to Cend or any other stockholder of Cend, (iv) an officer or director of Cend, (v) pursuant to a merger, consolidation, reclassification, reorganization, or sale of all of the assets of the stockholder, (vi) transfer to a stockholder’s own shareholders, (vii) transfer to a stockholders’ limited partners are exempt from this Right of First Refusal.

Right of Co-Sale	Cend does not have a right of co-sale in place.	Caladrius does not have a right of co-sale in place.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification
The amended and restated certificate of incorporation of Cend provides that the corporation is authorized to provide indemnification of directors, officers and agents of Cend through by-laws provisions, agreements with such agents and other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Delaware General Corporation Law. Cend’s by-laws provide that Cend shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that Cend may modify the extent of indemnification by individual contracts with its directors and executive officers; and, provided, further, that Cend shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by-law, (ii) the proceeding was authorized by the Cend Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in Cend under the DGCL or any other applicable law.

The amended and restated certificate of incorporation of Caladrius provides that Caladrius shall have the power to indemnify any director, officer, employee or agent of Caladrius who was or is a party or is threated to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or was serving at the request of Caladrius in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Caladrius.

Advancement of Expenses	The amended and restated certification of incorporation state that to the fullest extent permitted by law, Cend is authorized to	The amended and restated certificate of incorporation states that Caladrius shall pay the expenses incurred by a director,

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

advance expenses relating to indemnification of directors, offices and agents of Cend.

Cend’s by-laws states that Cend shall pay the advance and reimburse the expenses incurred by a director, officer, employee or agent of Cend against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner reasonably believed to be or not opposed to the best interests of Cend, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.

officer, employee or agent of Caladrius against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner reasonably believed to be or not opposed to the best interests of Caladrius, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.

Declaration and Payment of Dividends
The amended and restated certificate of incorporation provides that Cend shall declare all dividends pro rata on the common stock and Preferred Stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock.

The amended and restated certificate of incorporation provides that the Caladrius Board of Directors, subject to the rights of the holders of Series B Convertible Redeemable Preferred Stock, may declare and pay dividends upon the shares of Caladrius Common Stock. Caladrius shall not declare any dividends paid or set aside for payment or other distribution so long as any shares of the Caladrius Series B Convertible Redeemable Preferred Stock are outstanding, unless upon liquidation, dissolution or winding up, the same dividend is declared, paid or set aside for payment on all outstanding shares of the Series B Convertible Redeemable Preferred Stock or in the case of Caladrius Common Stock, ten times such dividend per share is declared, paid or set aside for payment on each outstanding share of the Caladrius Series B Preferred Stock.

Amendments to Certificate of Incorporation or By-Laws

General Provisions
The by-laws of Cend provide that the Cend Board of Directors is expressly empowered to adopt, amend or repeal the by-laws or any provision of the by-laws, provided however that in addition to any vote of the holders of any class or series of stock the corporation required by law or pursuant to the amended and restated certificate of incorporation, such action by the stockholders shall require the affirmative vote of the holders of at least a

The amended and restated by-laws of Caladrius state that notwithstanding any other provisions of the amended and restated certificate of incorporation, the amended and restated by-laws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of a particular class or series of the voting stock required by law or by the amended and restated by-laws of

Provision	Cend (Pre-Merger)	Caladrius (Post-Merger)

majority of the voting power of the then- outstanding shares of capital stock of the corporation entitled to vote generally in the election of the directors, voting together, as a single class.

Notwithstanding any other provisions of the amended and restated certificate of incorporation, the amended and restated certificate of incorporation can be amended by in accordance with Sections 242 and 245 of the DGCL when approved by the requisite number Cend shares in accordance with Section 228 of the DGCL.

Caladrius, the affirmative vote of the holders of at least 75 percent of the votes which all the stockholders would be entitled to cast at any annual election of directors or class of directors shall be required to alter, amend or repeal Article II of the amended and restated by-laws.

The amended and restated by-laws of Caladrius further state that the Caladrius Board of Directors may alter, amend or repeal the amended and restated by-laws of Caladrius, except as otherwise stated in the amended and restated by-laws, by a vote of a majority of the directors present at any regular or special meeting with a quorum. The stockholders may alter, amend or repeal the amended and restated by-laws of Caladrius, except as otherwise stated in the amended and restated by-laws, by a vote of the holders of at least 75 percent of the voting power of then outstanding shares of capital stock.

PRINCIPAL STOCKHOLDERS OF CALADRIUS
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed Reverse Stock Split described in Proposal No. 2.
The following table sets forth information relating to the beneficial ownership of Caladrius Common Stock as of June 13, 2022:
•	by each person, or group of affiliated persons, known by Caladrius to beneficially own more than 5% of the outstanding shares of Caladrius Common Stock;
•	each of Caladrius’ directors and nominees for director;
•	each of Caladrius’ named executive officers; and
•	all directors, nominees and executive officers as a group.
Beneficial ownership is determined in accordance with SEC rules and regulations, and generally includes voting power or investment power with respect to securities held. Unless otherwise indicated and subject to applicable community property laws, we believe that each of the Caladrius Stockholders named in the table below has sole voting and investment power with respect to the shares shown as beneficially owned. Securities that may be beneficially acquired within 60 days after June 13, 2022 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person.
The percentage of shares beneficially owned is computed on the basis of 60,518,478 shares of Caladrius Common Stock outstanding as of June 13, 2022. Shares of Caladrius Common Stock that a person has the right to acquire within 60 days of June 13, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Caladrius Biosciences, Inc., at 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920.
The tables below list the number and percentage of shares beneficially owned based on 60,518,478 shares of Caladrius Common Stock outstanding as of June 13, 2022.
Directors and Named Executive Officers
Name of Beneficial Owner	Total Shares of Common Stock Beneficially Owned (#)	Percentage
David J. Mazzo, Ph.D., President and Chief Executive Officer	1,059,734(1)	1.7%
Kristen K. Buck, MD., Executive Vice President R&D and Chief Medical Officer	702,839(2)	1.2%
Todd Girolamo, Former Chief Legal Officer and Corporate Secretary	229,930(3)	*
Gregory B. Brown, M.D., Chairman of the Board	90,510(4)	*
Michael Davidson, M.D., Director	110,281(5)	*
Cynthia L. Flowers, Director	80,417(6)	*
Steven Klosk, Director	93,330(7)	*
Steven S. Myers, Director	163,531(8)	*
Peter G. Traber, M.D., Director	92,060(9)	*
Anne C. Whitaker, Director	64,225(10)	*
All directors and executive officers as a group	2,686,857(11)	4.3%
*	Indicates beneficial ownership of less than 1% of the total outstanding shares of Caladrius Common Stock.
(1)	Includes options to purchase up to 428,669 shares of our common stock which are exercisable within 60 days.
(2)	Includes options to purchase up to 383,636 shares of our common stock which are exercisable within 60 days.
(3)	Includes options to purchase up to 188,103 shares of our common stock which are exercisable within 60 days.
(4)	Includes 79,460 fully vested restricted stock units and options to purchase up to 6,900 shares of our common stock which are exercisable within 60 days.

(5)	Includes 54,756 fully vested restricted stock units which are exercisable within 60 days.
(6)	Includes 80,417 fully vested restricted stock units which are exercisable within 60 days.
(7)	Includes 79,460 fully vested restricted stock units and options to purchase up to 7,370 shares of our common stock which are exercisable within 60 days.
(8)	Includes 79,460 fully vested restricted stock units and options to purchase up to 5,500 shares of our common stock which are exercisable within 60 days.
(9)	Includes 79,460 fully vested restricted stock units and options to purchase up to 8,300 shares of our common stock which are exercisable within 60 days.
(10)	Includes 64,225 fully vested restricted stock units which are exercisable within 60 days.
(11)	Includes 517,238 fully vested restricted stock units and options to purchase up to 1,028,478 shares of our common stock which are exercisable within 60 days.

PRINCIPAL STOCKHOLDERS OF CEND
The following table sets forth information relating to the beneficial ownership of Cend Common Stock and each series of Preferred Stock as of June 13, 2022:
•	by each person, or group of affiliated persons, known by Cend to beneficially own more than 5% of the outstanding shares of Cend Common Stock;
•	each of Cend’s directors and nominees for director;
•	each of Cend’s named executive officers; and
•	all directors, nominees and executive officers as a group.
Beneficial ownership is determined in accordance with SEC rules and regulations, and generally includes voting power or investment power with respect to securities held. Unless otherwise indicated and subject to applicable community property laws, Cend believes that each of the Cend stockholders named in the table below has sole voting and investment power with respect to the shares shown as beneficially owned. Securities that may be beneficially acquired within 60 days after June 13, 2022 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person.
The percentage of shares beneficially owned is computed on the basis of 7,068,037 shares of Cend Common Stock outstanding as of June 13, 2022. Shares of Cend Common Stock that a person has the right to acquire within 60 days of June 13, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Cend Therapeutics, Inc., 12544 High Bluff Drive, Suite 400, San Diego, California 92130.
The tables below list the number and percentage of shares beneficially owned based on 8,203,665 shares of Cend common stock outstanding as of June 8, 2022.
Directors, Named Executive Officers and Greater than 5% Stockholders
Name of Beneficial Owner	Total Shares of Common Stock Beneficially Owned (#)	Percentage
Erkki Ruoslahti, MD, PhD, Scientific Founder and Chairman	2,502,789(1)	29.40
David Slack, MBA, President and Chief Executive Officer, Director	477,500(2)	5.50
Hari Jarvelainen, PhD, DVM, Chief Operating Officer	614,018(3)	6.96
F. Andrew Dorr, MD, Chief Medical Officer	44,000(4)	0.33
James Xiao, EMBA, Director	833,066(5)	10.11
Heidi Henson, CPA, CFO, Director	40,000(6)	0.49
Mike Sailor, PhD, Director	452,980(7)	4.76
Sanford Burnham Prebys Medical Discovery Institute	715,707(8)	8.72
Kazuki Sugahara	524,790	6.36
Tambet Teesalu	514,790	6.25
Innovation 2016 Kyoto Investment Limited Partnership	815,400(9)	9.94
Caladrius Biosciences, Inc.	1,135,628(10)	13.84
All directors and executive officers as a group	4,964,353	57.55
(1)
This includes (i) an option to purchase 308,727 shares of common stock held by Erkki Ruoslahti (ii) 1,808,263 shares of common stock held by ER Trust 2/18/11 (ii) 54,691 shares of Series B Preferred Stock held by ER Trust 2/18/11 and (iii) 331,108 shares of Series C Preferred Stock held by ER Trust 2/18/11. Erkki Ruoslahti is the Trustee of ER Trust 2/18/11.

(2)	This includes an option to purchase 477,500 shares of common stock.
(3)	This includes an option to purchase 614,018 shares of common stock.
(4)	This includes an option to purchase 44,000 shares of common stock.
(5)
This includes an option to purchase 40,000 shares of common stock held by Jun Xiao, as an individual, and (i) 340,124 shares of common, (ii) 371,396 shares of Series A Preferred Stock and (iii) 81,546 shares of Series B Preferred Stock all held by Leading Choice International Limited. James Xiao is the Managing Director of Leading Choice International Limited.

(6)	This includes an option to purchase 40,000 shares of common stock.

(7)
This includes an option to purchase 111,000 shares of common stock held by Michael Sailor as an individual and (i) 10,872 shares of Series B Preferred Stock, and (ii) 331,108 shares of Series C Preferred Stock held by Sailor Cheung Trust 10 March 2000. Michael Sailor is the Trustee.

(8)	The business address for the Sanford Burnham Prebys Medical Discovery Institute is 10901 North Torrey Pines Road, La Jolla, CA 92037.
(9)	This includes 815,400 shares of Series B Preferred Stock. Nobuhiro Yagi is the Managing Director of Innovation 2016 Kyoto Investment Limited Partnership.
(10)	This includes 1,135,628 shares of Series D Preferred Stock.

PRINCIPAL STOCKHOLDERS OF THE COMBINED ORGANIZATION
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed Reverse Stock Split described in Caladrius Proposal No. 2.
The following table and the related notes present certain information with respect to the beneficial ownership of Caladrius Common Stock upon consummation of the Merger, assuming the Closing occurs on September 30, 2022, by:
•
each person, or group of affiliated persons, expected by Caladrius or Cend to become the beneficial owner of more than 5% of the outstanding shares of Caladrius Common Stock upon consummation of the Merger;

•	each of the combined organization’s directors and nominees for director;
•	each of the combined organization’s named executive officers; and
•	all directors, nominees and executive officers of the combined organization as a group.
The number of shares of Caladrius Common Stock beneficially owned by each entity, person, director, nominee or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 30, 2022 through the exercise of stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock held by that person.
The following table assumes that Caladrius will have 60,518,478 shares of Caladrius Common Stock outstanding as of immediately prior to the Effective Time, and that Cend will have 7,068,037 shares of Cend Capital Stock outstanding as of immediately prior to the Effective Time. Based on the assumed capitalization of Caladrius and Cend immediately prior to the Effective Time as set forth above, and further assuming that Caladrius’ net cash immediately prior to the Effective Time is $70.0 million, the Exchange Ratio will be approximately 8.5623 and at the Effective Time each share of Cend Capital Stock will be converted into the right to receive an aggregate of approximately 8.5623 shares of Caladrius Common Stock. Neither the assumed capitalization nor the assumed Exchange Ratio set forth above give effect to the Reverse Stock Split. Shares of Caladrius Common Stock that may be acquired by an individual or group within 60 days of September 30, 2022, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Caladrius Common Stock of any other person shown in the table. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Caladrius Biosciences, Inc., at 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920.
	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Innovation 2016 Kyoto Investment Limited Partnership	6,981,699	5.8%
Sanford Burnham Prebys Medical Discovery Institute	6,128,098	5.1%
Named Executive Officers and Directors
David J. Mazzo, Ph.D.	1,059,734(1)	*
David Slack	4,088,498(2)	3.3%
Kristen K. Buck, M.D.	702,839(3)	*
Heidi Henson	342,492(4)	*
Erkki Ruoslahti	21,429,630(5)	17.3%
Gregory B. Brown, M.D.	90,510(6)	*

Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Steven M. Klosk	93,330(7)	*
Cynthia L. Flowers	80,417(8)	*
Mohammad Azab, MD, MBA	—	—
All directors and executive officers as a group (9 persons)	27,887,450	21.6%
*	Indicates beneficial ownership of less than 1% of the total outstanding shares of Caladrius Common Stock.
(1)	Includes options to purchase up to 428,669 shares of our common stock.
(2)	Includes options to purchase up to 4,088,498 shares of our common stock.
(3)	Includes options to purchase up to 383,636 shares of our common stock.
(4)	Includes options to purchase up to 342,492 shares of our common stock.
(5)	Includes options to purchase up to 2,643,413 shares of our common stock.
(6)	Includes 79,460 fully vested restricted stock units and options to purchase up to 6,900 shares of our common stock.
(7)	Includes 79,460 fully vested restricted stock units and options to purchase up to 7,370 shares of our common stock.
(8)	Includes 80,417 fully vested restricted stock units.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the Caladrius Common Stock offered by this proxy statement/prospectus/information statement.
EXPERTS
The audited consolidated financial statements of Caladrius Biosciences, Inc. included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The financial statements of Cend Therapeutics, Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus have been so included in reliance on the report of Withum Smith+Brown, PC, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
Caladrius files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Caladrius files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Caladrius SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Caladrius also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.
As of the date of this proxy statement/prospectus/information statement, Caladrius has filed a registration statement on Form S-4 to register with the SEC the Caladrius Common Stock that Caladrius will issue to Cend Stockholders in the Merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Caladrius, as well as a proxy statement of Caladrius for the Annual Meeting and an information statement for the purpose of Cend for its written consent.
Caladrius has supplied all information contained in this proxy statement/prospectus/information statement relating to Caladrius, and Cend has supplied all information contained in this proxy statement/prospectus/information statement relating to Cend.
If you would like to request documents from Caladrius or Cend, please send a request in writing or by telephone to either Caladrius or Cend at the following addresses:
Caladrius Biosciences, Inc. 110 Allen Road, 2nd Floor Basking Ridge, New Jersey 07920 Telephone: (908) 842-0100 Attn: President and Chief Financial Officer	Cend Therapeutics, Inc. 12544 High Bluff Drive, Suite 400 San Diego, California Telephone: (858) 795-5123 E-mail: info@cendrx.com Attn: President and Chief Executive Officer
If you are a Caladrius Stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Caladrius’ proxy solicitor, Alliance Advisors, at the following address and telephone number:
Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
Call: 973-873-7700
Fax: 973-338-1430

TRADEMARK NOTICE
Caladrius®, XOWNA® and HONEDRA® are registered trademarks of Caladrius in the United States and other jurisdictions. CendR Platform™ is an unregistered trademark of Cend. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.
OTHER MATTERS
Stockholder Proposals
If you wish to submit a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in our proxy statement for our 2023 annual meeting of stockholders, you must submit the proposal to our Secretary at Caladrius’ principal executive offices located at 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920 no later than April 4, 2023, in accordance with Rule 14a-8 under the Exchange Act. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for the 2023 annual meeting.
In addition, if you desire to bring business or nominate an individual for election or re-election as a director outside of Rule 14a-8 under the Exchange Act before our 2023 annual meeting, you must comply with our bylaws, which currently require that you have provided written notice of such business or nominee to our Secretary at Caladrius’ principal executive offices located at 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920 no earlier than 5:00 pm, May 16, 2023 and no later 5:00 pm, June 15, 2023, and otherwise comply with the advance notice and other provisions set forth in our bylaws, which contain additional requirements regarding advance notice of stockholder proposals and director nominations.
Stockholder Communications with the Caladrius Board of Directors
Caladrius Stockholders may communicate with the Caladrius Board of Directors, or an individual director, by sending written correspondence to Caladrius’ Corporate Secretary at Caladrius Biosciences, Inc., 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920. The Corporate Secretary will review such correspondence and forward it to the Caladrius Board of Directors, or an individual director, as appropriate.
Householding of Proxy Materials
The SEC has adopted rules known as “householding” that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables Caladrius to reduce Caladrius’ printing and distribution costs, and reduce Caladrius’ environmental impact. Householding is available to both Caladrius registered stockholders and beneficial owners of Caladrius shares held in street name.
Registered Stockholders
If you are a Caladrius registered stockholder and have consented to householding, then Caladrius will deliver or mail one set of its proxy materials, as applicable, for all registered stockholders residing at the same address. Your consent will continue unless you revoke it, which you may do at any time by providing notice to Caladrius’ Corporate Secretary by telephone at (908) 842-0100 or by mail at 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920.
If you are a registered stockholder who has not consented to householding, then Caladrius will continue to deliver or mail copies of Caladrius’ proxy materials, as applicable, to each registered stockholder residing at the same address. You may elect to participate in householding and receive only one set of proxy materials for all registered stockholders residing at the same address by providing notice to Caladrius as described above.
Street Name Holders
Caladrius Stockholders who hold their shares through a brokerage may elect to participate in householding, or revoke their consent to participate in householding, by contacting their respective brokers.
Annual Reports
This proxy statement is accompanied by Caladrius’ 2021 Annual Report on Form 10-K (the “2021 Annual Report”), excluding exhibits. Exhibits to the 2021 Annual Report are available upon payment of a reasonable fee, which is limited to Caladrius’ expenses in furnishing the requested exhibit. All requests should be directed to Caladrius’ Corporate Secretary at Caladrius Biosciences, Inc., 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920.
WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE LIVE WEBCAST ANNUAL MEETING, PLEASE VOTE YOUR SHARES THROUGH THE INTERNET, BY TELEPHONE OR, IF YOU RECEIVED A PROXY CARD, BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES OF CALADRIUS STOCK ARE REPRESENTED AT THE ANNUAL MEETING. THANK YOU FOR YOUR ATTENTION IN THIS MATTER. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING.
Caladrius has filed the 2021 Annual Report and this proxy statement/prospectus/information statement with the SEC and each is also available in the “Financials & Filings” section on Caladrius’ investor relations website at https://ir.caladrius.com and at the SEC’s website at www.sec.gov. In addition, upon written request to Caladrius’ Corporate Secretary at Caladrius Biosciences, Inc., 110 Allen Road, 2nd Floor, Basking Ridge, New Jersey 07920, Caladrius will mail a paper copy of the 2021 Annual Report, including the financial statements and the financial statement schedules, to you free of charge.

INDEX TO FINANCIAL STATEMENTS

Caladrius Biosciences, Inc. and Subsidiaries
CEND THERAPEUTICS, INC.
CEND THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders of Caladrius Biosciences, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Caladrius Biosciences, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2011.
New York, New York
March 22, 2022

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$ 24,647	$ 16,512
Marketable securities	70,323	18,061
Prepaid and other current assets	1,212	758
Total current assets	96,182	35,331
Property and equipment, net	62	57
Other assets	764	614
Total assets	$ 97,008	$36,002
LIABILITIES, NON-CONTROLLING INTERESTS AND EQUITY
Liabilities
Accounts payable	$1,934	$1,020
Accrued liabilities	2,589	2,486
Total current liabilities	4,523	3,506
Other long-term liabilities	485	254
Total liabilities	5,008	3,760
Commitments and Contingencies
Stockholders' Equity
Preferred stock; authorized, 20,000,000 shares Series B convertible redeemable preferred stock liquidation value, 0.001 share of common stock, $0.01 par value; 825,000 shares designated; issued and outstanding, 10,000 shares at December 31, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.001 par value, authorized 500,000,000 shares; issued 59,800,792 and 19,389,413 shares, at December 31, 2021 and December 31, 2020, respectively; and outstanding, 59,789,712 and 19,378,333 shares, at December 31, 2021 and December 31, 2020, respectively	60	19
Additional paid-in capital	545,988	458,748
Treasury stock, at cost; 11,080 shares at December 31, 2021 and December 31, 2020 respectively	(708)	(708)
Accumulated deficit	(453,016)	(425,550)
Accumulated other comprehensive loss	(70)	(13)
Total Caladrius Biosciences, Inc. stockholders' equity	92,254	32,496
Non-controlling interests	(254)	(254)
Total equity	92,000	32,242
Total liabilities, non-controlling interests and equity	$ 97,008	$ 36,002
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
	Year Ended December 31,
	2021	2020
Operating Expenses:
Research and development	$17,680	$9,253
General and administrative	11,370	9,892
Operating expenses	29,050	19,145

Operating loss	(29,050)	(19,145)

Other income (expense):
Investment income, net	151	132
Other expense, net	(75)	—
Total other income	76	132

Net loss before benefit from income taxes and noncontrolling interests	(28,974)	(19,013)
Benefit from income taxes	(1,508)	(10,872)
Net loss	$(27,466)	$(8,141)
Less - net income attributable to noncontrolling interests	—	9
Net loss attributable to Caladrius Biosciences, Inc. common shareholders	$(27,466)	$(8,150)

Basic and diluted loss per share:
Caladrius Biosciences, Inc. common shareholders	$(0.50)	$(0.53)

Weighted average common shares outstanding:
Basic and diluted shares	55,313	15,440
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Year Ended December 31,
	2021	2020
Net loss	$(27,466)	$(8,141)

Other comprehensive loss:
Available for sale securities - net unrealized loss	(57)	(15)
Total other comprehensive loss	(57)	(15)

Comprehensive loss	(27,523)	(8,156)

Comprehensive income attributable to noncontrolling interests	—	9

Comprehensive loss attributable to Caladrius Biosciences, Inc. common stockholders	$(27,523)	$(8,165)
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)
	Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Caladrius Biosciences, Inc. Stockholders' Equity	Non- Controlling Interest in Subsidiary	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	10	$—	10,529	$11	$438,911	$2	$(417,400)	$(708)	$20,816	$(263)	$20,553
Net loss	—	—	—	—	—	—	(8,150)	—	(8,150)	9	(8,141)
Unrealized loss on marketable securities	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Share-based compensation	—	—	53	—	1,117	—	—	—	1,117	—	1,117
Net proceeds from issuance of common stock and warrants	—	—	8,807	8	18,720	—	—	—	18,728	—	18,728
Balance at December 31, 2020	10	$—	19,389	$19	$458,748	$(13)	$(425,550)	$(708)	$32,496	$(254)	$32,242
Net loss	—	—	—	—	—	—	(27,466)	—	(27,466)	—	(27,466)
Unrealized loss on marketable securities	—	—	—	—	—	(57)	—	—	(57)	—	(57)
Share-based compensation	—	—	517	—	1,757	—	—	—	1,757	—	1,757
Net proceeds from issuance of common stock and warrants	—	—	39,888	41	85,459	—	—	—	85,500	—	85,500
Proceeds from option exercises	—	—	7	—	24	—	—	—	24	—	24
Balance at December 31, 2021	10	$—	59,801	$60	$545,988	$(70)	$ (453,016)	$(708)	$92,254	$(254)	$92,000
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(27,466)	$(8,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation expense	2,005	1,265
Depreciation and amortization	55	63
Amortization/accretion on marketable securities	2,514	307
Changes in operating assets and liabilities:
Prepaid and other current assets	(453)	56
Other assets	(150)	466
Accounts payable, accrued liabilities and other liabilities	1,250	(2,839)
Net cash used in operating activities	(22,245)	(8,823)
Cash flows from investing activities:
Purchase of marketable securities	(179,775)	(34,799)
Sales of marketable securities	124,939	27,542
Purchases of property and equipment	(60)	(20)
Net cash used in investing activities	(54,896)	(7,277)
Cash flows from financing activities:
Proceeds from exercise of options	24	—
Tax withholding payments on net share settlement equity awards	(248)	(148)
Net proceeds from issuance of capital stock	85,500	18,728
Net cash provided by financing activities	85,276	18,580
Net increase in cash and cash equivalents	8,135	2,480
Cash and cash equivalents at beginning of year	16,512	14,032
Cash and cash equivalents at end of year	$24,647	$16,512

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—
Taxes	—	—
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – The Business
OVERVIEW
Caladrius Biosciences, Inc. (“we,” “us,” “our,” “Caladrius” or the “Company”) is a clinical-stage biopharmaceutical company dedicated to the development of treatments and reversal of severe diseases. The Company is developing what are intended to be first-in-class therapeutics based on the characteristics of naturally occurring CD34+ cells and their ability to stimulate the growth of new microvasculature. Its technology is intended to leverage these cells to enable the body's natural repair mechanisms using formulations unique to each medical indication.
The Company's leadership team has decades of collective biopharmaceutical development experience. Its goal is to develop and commercialize products that address important unmet medical needs based on a broad and versatile portfolio of candidates. The Company's current product candidates include:
•
XOWNA® (CLBS16), the subject of both a completed positive Phase 2a study (ESCaPE-CMD) and an ongoing follow-on Phase 2b study (FREEDOM Trial) in the United States for the treatment of coronary microvascular dysfunction (“CMD”);

•
HONEDRA® (CLBS12), recipient of SAKIGAKE designation pursuant to which early conditional approval in Japan for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease is being sought based on the current results of a clinical trial executed in Japan. HONEDRA® was the recipient of orphan drug designation in March 2021 from the U.S. Food and Drug Administration (“FDA”) for Buerger's disease; and

•	CLBS201, designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for patients with chronic kidney disease related to type 2 diabetes (diabetic kidney disease or “DKD”).
Ischemic Repair (CD34 Cell Technology)
The CD34+ cell was discovered as a result of the deliberate search for a cell capable of stimulating the development and/or repair of blood vessels. All tissues in the body maintain their function by replacing cells over time. In addition to the maintenance function, the body must also be capable of building new blood vessels after injury. A CD34+ cell is an endothelial progenitor cell that has the ability to stimulate new blood vessel formation at the level of the microvasculature. No other native cell discovered to date has demonstrated this same capability.
The Company's proprietary cell technology using autologous (a patient’s own naturally occurring) CD34+ cells has led to the development of therapeutic product candidates designed to address diseases and conditions caused by ischemia. Ischemia occurs when the supply of oxygenated blood to healthy tissue is restricted or reduced. Through the administration of CD34+ cells, Caladrius seeks to promote the development and formation of new microvasculature and thereby increase blood flow to the impacted area. The Company believes that a number of conditions caused by underlying ischemic injury can be improved through its CD34+ cell technology including, but not limited to, Buerger's disease, CLI, CMD, and DKD.
XOWNA® for Treatment of Coronary Microvascular Dysfunction
In 2017, with the assistance of a $1.9 million grant from the National Institutes of Health (Award Number R44HL135889), the Company initiated its program for XOWNA® for the treatment of CMD, a disease that afflicts as many as 1.6 million patients in the United States alone, with no current targeted treatment options. That study, the ESCaPE-CMD Trial, was a Phase 2a proof-of-concept open label study that enrolled patients at the Mayo Clinic in Rochester, MN and Cedars-Sinai Medical Center in Los Angeles, CA. Those data showed a positive therapeutic effect with a statistically significant improvement in angina frequency, coronary flow reserve, Canadian Cardiovascular Society Angina Class and Seattle Angina Questionnaire scores, as well as an acceptable safety profile. The full data set from that study was presented at the SCAI 2020 Scientific Sessions Virtual Conference on May 14, 2020 by Dr. Timothy Henry, FACC, of the Christ Hospital in Cincinnati, Ohio. In December 2020, the Company commenced enrollment in its Phase 2b FREEDOM Trial of XOWNA®, a double-blind, randomized and placebo-controlled clinical trial designed to further evaluate the efficacy and safety of intracoronary artery delivery of autologous CD34+ cells in subjects with CMD and without obstructive coronary artery disease. While early enrollment proceeded to plan with the first patient treated in January 2021, the impact of the COVID-19 pandemic contributed to a general slowing of enrollment. Protocol amendments to the initial FREEDOM Trial protocol, as agreed to by the FDA, were implemented with the goal of enhancing breadth and speed of subject enrollment.
HONEDRA® for Treatment of Critical Limb Ischemia
The Company's randomized, open-label, registration-eligible study of HONEDRA® in Japan for the treatment of CLI and Buerger's disease has, to date, demonstrated positive trends in both safety and efficacy. The HONEDRA® study's enrollment, however, has been significantly curtailed by the COVID-19 pandemic's impact in Japan, including the States of Emergency in Japan that have persisted for much of the past 18 months. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the unpredictability of the timing of site enrollment re-initiation, Caladrius suspended further enrollment and is focusing its efforts on consummating a partnership for the product in Japan. Such a partnership may become the basis for the completion of development and registration of HONEDRA® in Japan and may include the completion of enrollment of the four remaining no-option CLI subjects stipulated in the original protocol, if necessary, and/or exploration of the possibility of submitting the existing data to Japan's Pharmaceuticals and Medical Devices Agency (“PMDA”) under Japan's regenerative medicine regulations, which allow for conditional approval of innovative regenerative medicine products. Despite receipt from FDA in March 2021 of orphan designation in the U.S. for CLBS12 as a potential treatment for Buerger's disease, based on a response from the FDA in October 2021 regarding a development plan for U.S. registration the Company decided not to pursue United States development in Buerger's disease at this time.
CLBS201 for Treatment of Diabetic Kidney Disease
Progressive kidney failure is associated with attrition of the microcirculation of the kidney. Pre-clinical studies in kidney disease and injury models have demonstrated that protection or replenishment of the microcirculation results in improved kidney function. Based on these observations, the Company has elected to move forward with a Phase 1, open-label, proof-of-concept trial evaluating CLBS201 dosed via intra-renal artery injections in subjects with DKD. This protocol, as approved by an Institutional Review Board (the “IRB”), is expected to include six subjects in total with the first two subjects sequentially dosed and followed for a two-week safety observation period. Clearance by the independent Data Safety Monitoring Board (“DSMB”) overseeing the study will then permit the treatment of the next four patients, with all patients being followed for safety and therapeutic effect. A read-out of data will occur after at the six-month follow-up visit for all patients. A key criterion for continued development of CLBS201 will be its ability to demonstrate a therapeutic effect that will make it competitive in the field of DKD treatment, i.e., kidney function regeneration, as indicated by increased glomerular filtration rate.
Additional Out-licensing Opportunities and Pipeline Diversification
The Company's broad intellectual property portfolio of cell therapy assets includes notable programs available for out-licensing in order to continue their clinical development. The Company's current long-term strategy focuses on advancing its therapies through development with the ultimate objective of obtaining market authorizations and entering commercialization, either alone or with partners, to provide treatment options to patients suffering from life-threatening medical conditions. The Company believes that it is well-positioned to realize potentially meaningful value increases within its own proprietary pipeline if it is successful in advancing its product candidates to their next significant development milestones.
In addition, the Company further desires to diversify its pipeline of development products candidates and is exploring a range of strategic transactions in furtherance of that goal. The Company has taken, and intends to continue to take, active steps to identify assets and/or companies for acquisition and/or partnership that would complement its current development programs and de-risk its overall development portfolio. Such assets potentially could target indications beyond cardiovascular disease as well as product categories outside of cell therapy. The range of possible transactions includes an acquisition, merger, business combination, in-license or other strategic transaction, any of which could result in the issuance of securities that could significantly dilute the shares of its existing stockholders. There can be no assurance that this exploration of strategic alternatives will result in Caladrius entering into or completing any transaction or that such transaction, if completed, will add to shareholder value.
Coronavirus Considerations
In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COVID-19, was reported to have surfaced in China. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and the world's economies began to experience pronounced effects. Despite the FDA approval of multiple COVID-19 vaccines in late 2020, there remains uncertainty around the extent and duration of disruption and any future related financial impact cannot reasonably be estimated at this time. In response to the COVID-19 pandemic, the Company implemented a universal work from home policy as well as stringent social distancing and other hygiene policies for employees when they must be in the office. The Company's clinical study of HONEDRA® in Japan has experienced significant delays in enrollment due to the States of Emergency in effect in Japan for most of 2020 and re-implemented from January 7, 2021 through March 21, 2021 covering Tokyo and other regions in response to an increased number of COVID-19 infections. Due to reported increases in COVID-19 cases and a low rate of vaccination in Japan, States of Emergency were renewed on April 25, 2021 through May 11, 2021 and then re-implemented in Tokyo from July 12, 2021 through September 30, 2021. With the Company's expectation that
COVID-19 in Japan would continue to impact negatively enrollment of patients in the HONEDRA® clinical trial, it elected to suspend trial enrollment, seek a development partner and consult with the Japanese regulatory authorities regarding the submission of patient data already accrued. Caladrius' phase 2b trial of XOWNA® in the U.S. has also experienced delays in enrolling patients as a result of COVID-19.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience and other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company makes critical estimate and assumptions in determining stock-based awards values. Accordingly, actual results could differ from those estimates and assumptions.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Caladrius Biosciences, Inc. and its wholly owned and majority owned subsidiaries and affiliates. All intercompany activities have been eliminated in consolidation.

Note 2 – Summary of Significant Accounting Policies
Cash and Cash Equivalents
Cash and cash equivalents include short-term, highly liquid, investments with maturities of ninety days or less when purchased.
Concentration of Risks
The Company is subject to credit risk from its portfolio of cash, cash equivalents and marketable securities. Under its investment policy, the Company limits amounts invested in such securities by credit rating, maturity, industry group, investment type and issuer, except for securities issued by the U.S. government. Cash is held at major banks in the United States. Therefore, the Company is not exposed to any significant concentrations of credit risk from these financial instruments. The goals of the Company's investment policy, in order of priority, are as follows: safety and preservation of principal and diversification of risk, liquidity of investments sufficient to meet cash flow requirements, and a competitive after-tax rate of return.
Marketable Securities
The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. All of the Company's marketable securities are considered as available-for-sale and carried at estimated fair values and reported in cash equivalents and marketable securities. Unrealized gains and losses on available-for-sale securities are excluded from net income and reported in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. Other income (expense), net, includes interest, dividends, amortization of purchase premiums and discounts, realized gains and losses on sales of securities and other-than-temporary declines in the fair value of securities, if any. The cost of securities sold is based on the specific identification method. The Company regularly reviews all of its investments for other-than-temporary declines in fair value. The Company's review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of securities in an unrealized loss position, the severity and duration of the unrealized losses, whether the Company has the intent to sell the securities and whether it is more likely than not that it will be required to sell the securities before the recovery of their amortized cost basis. When the Company determines that the decline in fair value of an investment is below its accounting basis and this decline is other-than-temporary, it reduces the carrying value of the security it holds and records a loss for the amount of such decline.
Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method. Repairs and maintenance expenditures that do not extend original asset lives are charged to expense as incurred. The estimated useful lives of property and equipment are as follows:
Furniture and fixtures	10 years
Computer equipment	3 years
Software	3 years
Leasehold improvements	Life of lease
Long-lived Assets
Long-lived assets consist of property and equipment. The assets are amortized on a straight line basis over their respective useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds the fair value of the asset. If other events or changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and/or its eventual disposition, and recognize an impairment loss, if any. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.
Share-Based Compensation
The Company expenses all share-based payment awards to employees, directors, and consultants, including grants of stock options, warrants, and restricted stock, over the requisite service period based on the grant date fair value of the awards. Consultant awards are remeasured each reporting period through vesting. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company determines the fair value of option awards using the Black-Scholes option-pricing model which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options or warrants. Stock based compensation expense also includes an estimate, which is made at the time of the grant, of the number of awards that are expected to be forfeited. The fair value of the Company’s restricted stock and restricted stock units is based on the closing market price of the Company’s common stock on the date of grant.

Loss Per Share
Basic loss per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. Diluted loss per share is not presented as such potentially dilutive securities are anti-dilutive to losses incurred in all periods presented.
Treasury Stock
Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains or losses on the subsequent reissuance of shares are credited or charged to additional paid in capital.
Research and Development Costs
Research and development (“R&D”) expenses include salaries, benefits, and other headcount related costs, clinical trial and related clinical manufacturing costs, contract and other outside service fees including sponsored research agreements, and facilities and overhead costs. The Company expenses the costs associated with research and development activities when incurred.
To further drive the Company’s cell therapy initiatives, the Company will continue targeting key governmental agencies, congressional committees and not-for-profit organizations to contribute funds for the Company’s research and development programs. The Company accounts for such grants as a deduction to the related expense in research and development operating expenses when earned.
New Accounting Pronouncements
In October 2019, the FASB issued ASU 2019-12, which affects general principles within Topic 740, Income Taxes. The amendments of ASU 2019-12 are meant to simplify and reduce the cost of accounting for income taxes. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company believes that the adoption of this new accounting guidance has not had a material impact on its financial statements and footnote disclosures.
Note 3 – Available-for-Sale-Securities
The following table is a summary of available-for-sale securities recorded in cash and cash equivalents or debt marketable securities in the Company's Consolidated Balance Sheets (in thousands):
	December 31, 2021				December 31, 2020
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$53,135	$—	$(65)	$53,070	$8,406	$—	$(7)	$8,399
Money market funds	18,124	—	—	18,124	7,591	—	—	7,591
Municipal debt securities	20,263	—	(5)	20,258	14,753	—	(6)	14,747
Total	$91,522	$—	$(70)	$91,452	$30,750	$—	$(13)	$30,737
Estimated fair values of available-for-sale securities are generally based on prices obtained from commercial pricing services. The following table summarizes the classification of the available-for-sale debt securities on the Company's Consolidated Balance Sheets (in thousands):
	December 31, 2021	December 31, 2020
Cash and cash equivalents	$21,129	$12,676
Marketable securities	70,323	18,061
Total	$91,452	$30,737

The following table summarizes the Company's portfolio of available-for-sale securities by contractual maturity (in thousands):
	December 31, 2021		December 31, 2020
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Less than one year	$91,522	$91,452	$30,750	$30,737
Greater than one year	—	—	—	—
Total	$91,522	$91,452	$30,750	$30,737
Note 4 – Property and Equipment
Property and equipment consisted of the following (in thousands):
	December 31,
	2021	2020
Furniture and fixtures	$26	$26
Computer equipment	314	254
Leasehold improvements	90	90
Property and equipment, gross	430	370
Accumulated depreciation	(368)	(313)
Property and equipment, net	$62	$57
The Company’s results included depreciation expense of approximately $0.1 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively.
Note 5 – Loss Per Share
For the years ended December 31, 2021 and 2020, the Company incurred net losses and therefore no common stock equivalents were utilized in the calculation of loss per share as they are anti-dilutive in the periods presented. At December 31, 2021 and 2020, the Company excluded the following potentially dilutive securities (in thousands):
	December 31,
	2021	2020
Stock Options	2,132	964
Warrants	21,357	2,638
Restricted Stock Units	604	340
Note 6 – Fair Value Measurements
Fair value of financial assets and liabilities that are being measured and reported are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:
Level 1 inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 inputs are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2021 and December 31, 2020 were as follows (in thousands):
	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities - available for sale	$—	$70,323	$—	$70,323	$—	$18,061	$—	$18,061
	$—	$70,323	$—	$70,323	$—	$18,061	$—	$18,061
The carrying values of cash, cash equivalents, accounts payable and accrued expenses approximate fair value at December 31, 2021 and December 31, 2020, due to the short maturity nature of these items.
Note 7 – Accrued Liabilities
Accrued liabilities were as follow (in thousands):
	December 31,
	2021	2020
Salaries, employee benefits and related taxes	$2,034	$1,716
Operating lease liabilities - current	229	370
Other	326	400
	$2,589	$2,486
Note 8 – Operating Leases
The Company adopted ASU No. 2016-02, Leases (Topic 842) on January 1, 2019 and recognized leases with duration greater than 12 months on the balance sheet using the modified retrospective approach. The Company has operating leases for two offices with terms that expire in 2023 and 2025, respectively. The Company estimates its incremental borrowing rate at lease commencement to determine the present value of lease payments as most of the Company's leases do not provide an implicit rate of return. The Company recognizes lease expense on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company elected to account for non-lease components associated with its leases and lease components as a single lease component. Each of the Company's leases includes options for the Company to extend the lease term and/or sub-lease space in whole or in part.
Operating lease liabilities and right-of-use assets were recorded in the following captions of our balance sheet as follows (in thousands):
	December 31, 2021	December 31, 2020
Right-of Use Assets:
Other assets	$724	$574
Total Right-of-Use Asset	$724	$574

Operating Lease Liabilities:
Accrued liabilities	$229	$370
Other long-term liabilities	485	254
Total Operating Lease Liabilities	$714	$624

As of December 31, 2021, the weighted average remaining lease term for our operating leases was 2.50 years, and the weighted average discount rate for our operating leases was 9.625%. Future minimum lease payments under the lease agreements as of December 31, 2021 were as follows (in thousands):
Years ended	Operating Leases
2022	$286
2023	217
2024	190
2025	143
Total lease payments	836
Less: Amounts representing interest	(122)
Present value of lease liabilities	$714
Note 9 – Stockholders' Equity
Equity Plans
The Company has used long-term incentive plans for the purpose of granting equity awards to employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the Company's board of directors (collectively, the “Participants”). The Participants may receive awards as determined by a committee of independent members of the Company's board of directors or, to the extent authorized by such committee with respect to certain Participants, a duly authorized employee (collectively, the “Committee”). The incentive plan currently used by the Company is the 2018 Equity Incentive Compensation Plan (the “2018 Plan”), as adopted by the stockholders of the Company in June 2018, and subsequently increased by the stockholders of the Company in June 2021 with 6,000,000 shares authorized for issuance thereunder and in June of 2020 with 2,500,000 shares authorized for issuance thereunder, plus any shares awarded under the 2015 Equity Compensation Plan (the “2015 Plan”) or the Amended and Restated 2009 Equity Compensation Plan (the “2009 Plan”) that are not issued due to their subsequent forfeiture, cancellation, or other settlement thereof. Concurrent with the adoption of the 2018 Plan, no future awards will occur under the 2015 Plan or the 2009 Plan. The awards that may be made under the 2018 Plan include: (a) incentive stock options and nonqualified stock options, (b) shares of restricted stock, (c) restricted stock units, and (d) other kinds of equity-based compensation awards. All stock options under the 2015 Plan and 2009 Plan were granted and the 2018 Plan are granted at the fair market value of the common stock at the grant date. Stock options vest either on the date of grant, ratably over a period determined at time of grant, or upon the accomplishment of specified business milestones, and generally expire 2, 3, or 10 years from the grant date depending on the status of the recipient as a nonemployee, employee or director of the Company. As of December 31, 2021, there were 5,585,661 shares available for future grants under the 2018 Plan. No additional awards may be made under the 2015 Plan or the 2009 Plan.
The Company adopted an employee stock purchase plan effective January 1, 2013 and authorized 50,000 shares under the plan (the “2012 ESPP”). The plan has two six-month offering periods per year under which eligible employees may contribute up to 15% of their compensation toward the purchase of the Company's common stock per offering period (with a $25,000 cap per calendar year). The employee's purchase price is equal to (i) 85% of the closing price of a share of the Company's common stock on the enrollment date of such offering period or (ii) 85% of the closing price of a share of the Company's common stock on the Exercise Date of such Offering Period, whichever is lower. In May 2017, the Company's stockholders approved an amendment and restatement to the 2012 ESPP (the “2017 ESPP”) in order to effect an increase of authorized shares from 50,000 to 100,000. In June 2018, the Company's stockholders approved an amendment to the 2017 ESPP (the “Amended 2017 ESPP”) in order to effect an increase of authorized shares from 100,000 to 500,000. During the year ended December 31, 2021, 47,132 shares were issued under the Amended 2017 ESPP. At December 31, 2021, the Company had 300,577 shares of the Company's common stock available for future grant in connection with this plan.

Equity Issuances
Purchase Agreement
In March 2019, the Company and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has the right to sell to Lincoln Park shares of the Company’s common stock having an aggregate value of up to $26.0 million, subject to certain limitations and conditions set forth in the Purchase Agreement (the “Offering”). As consideration for entering into the Purchase Agreement, the Company issued to Lincoln Park an additional 181,510 shares of common stock as commitment shares.
Pursuant to the Purchase Agreement, upon commencement Lincoln Park purchased 250,000 shares of common stock, at a price of $4.00 per share for a total gross purchase price of $1,000,000 (the “Initial Purchase”) upon commencement. Thereafter, as often as every business day from and after one business day following the date of the Initial Purchase and over the 36-month term of the Purchase Agreement, the Company has the right, from time to time, at its sole discretion and subject to certain conditions, to direct Lincoln Park to purchase up to 100,000 shares of common stock, with such amount increasing as the closing sale price of the common stock increases; provided Lincoln Park’s obligation under any single such purchase will not exceed $2,500,000, unless the Company and Lincoln Park mutually agree to increase the maximum amount of such single purchase (each, a “Regular Purchase”). If the Company directs Lincoln Park to purchase the maximum number of shares of common stock it then may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park in an “accelerated purchase” to purchase an additional amount of common stock that may not exceed the lesser of (i) 300% the number of shares purchased pursuant to the corresponding Regular Purchase or (ii) 30% of the total number of shares of the Company’s common stock traded during a specified period on the applicable purchase date as set forth in the Purchase Agreement (each, an “Accelerated Purchase”). Under certain circumstances and in accordance with the Purchase Agreement, the Company may direct Lincoln Park to purchase shares in multiple accelerated purchases on the same trading day.
The Company controls the timing and amount of any sales of its common stock to Lincoln Park. There is no upper limit on the price per share that Lincoln Park must pay for its common stock under the Purchase Agreement, but in no event will shares be sold to Lincoln Park on a day the closing price is less than the floor price specified in the Purchase Agreement. In all instances, the Company may not sell shares of its common stock to Lincoln Park under the purchase agreement if it would result in Lincoln Park beneficially owning more than 9.99% of its common stock.
The Purchase Agreement does not limit the Company’s ability to raise capital from other sources at the Company’s sole discretion, except that (subject to certain exceptions) the Company may not enter into any Variable Rate Transaction (as defined in the Purchase Agreement, including the issuance of any floating conversion rate or variable priced equity-like securities) during the 36 months after the date of the Purchase Agreement. The Company has the right to terminate the Purchase Agreement at any time, at no cost to the Company.
As of December 31, 2021, the Company had not made any sales of common stock to Lincoln Park under the Purchase Agreement other than the Initial Purchase. In addition, the Company may not direct Lincoln Park to make Accelerated Purchases under the Purchase Agreement if the stock is below the specified floor price of $1.00.
Common Stock Sales Agreement
In February 2018, the Company entered into a common stock sales agreement with H.C. Wainwright & Co., LLC (“HCW”) as sales agent, which was subsequently amended in August 2018 (the “Sales Agreement”), in connection with an “at the market offering” under which the Company from time to time may offer and sell shares of its common stock, having an aggregate offering price of not more than $25.0 million.
The Company provided HCW with customary indemnification rights, and HCW was entitled to a commission at a fixed commission rate equal to 3.0% of the gross proceeds per share sold.
On February 12, 2021, the Company suspended the use of the at-the-market transactions facility and terminated the continuous offering pursuant to the Sales Agreement.

As of the termination of the Sales Agreement on February 12, 2021, the Company had sold an aggregate 3,784,912 shares of its common stock pursuant to the Sales Agreement for net proceeds of $9.5 million since inception. For the year ended December 31, 2021, the Company had not issued any shares under the Sales Agreement.
At The Market Offering Agreement
On June 4, 2021, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with HCW, as sales agent, in connection with an “at the market offering” under which the Company from time to time may offer and sell shares of its common stock, having an aggregate offering price of up to $50.0 million. During the twelve months ended December 31, 2021, the Company had not issued any shares under the ATM Agreement. Having received a listing deficiency notice from Nasdaq on February 18, 2022 after the Company’s shares traded below $1.00 for 30 consecutive trading days, the Company will not be permitted to sell additional shares under the ATM Agreement until it re-establishes timely compliance. Compliance may be reestablished by various mechanisms, including stock price appreciation at or above $1.00 for a requisite period of time and reverse stock split.
Registered Direct Offerings
In February 2021, the Company entered into a Securities Purchase Agreement (the “Institutional Purchase Agreement”) with certain institutional investors (the “Institutional Purchasers”). Pursuant to the terms of the Institutional Purchase Agreement, the Company sold to the Institutional Purchasers in a registered direct offering an aggregate of 24,906,134 shares of its common stock and warrants to purchase an aggregate of 12,453,067 shares of its common stock at a combined purchase price equal to $2.45 per share and associated warrant. Each warrant features an exercise price equal to $2.90 per share, is exercisable immediately upon issuance and will expire five years from the issuance date. Additionally, in a concurrent non-brokered registered direct offering, the Company entered into a Securities Purchase Agreement (the “Additional Purchase Agreement”) with certain accredited investors (the “Additional Purchasers”). Pursuant to the terms of the Additional Purchase Agreement, the Company sold to the Additional Purchasers an aggregate of 1,632,652 shares of its common stock and warrants to purchase an aggregate of 816,326 shares of its common stock at a combined purchase price equal to $2.45 per share and associated warrant. Each warrant features an exercise price equal to $2.90 per share, is exercisable immediately upon issuance and will expire five years from the issuance date. In connection with the registered direct offerings, the Company received gross proceeds of approximately $65.0 million.
Private Placement
In January 2021, the Company entered into a securities purchase agreement (the “January Private Placement”) with certain investors (the “January Purchasers”). Pursuant to the terms of the January Private Placement, the Company agreed to sell to the January Purchasers an aggregate of 12,500,000 shares of its common stock at a purchase price equal to $2.00 per share, along with warrants to purchase an aggregate of 6,250,000 shares of its common stock. In connection with the January Private Placement, the Company received gross proceeds of $25.0 million. Each warrant is exercisable for one share of common stock and features an exercise price equal to $2.90 per share. The warrants are exercisable immediately upon issuance and will expire five and one-half years from the issuance date.
Warrant Exercises
In January 2021, the Company issued 801,148 shares of common stock for net proceeds of $1.8 million in connection with warrant exercises associated with the April 23, 2020 securities purchase agreement and the May 25, 2020 securities purchase agreement.

Stock Options and Warrants
The following table summarizes the activity for stock options and warrants for the year ended December 31, 2021:

	Stock Options				Warrants
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2020	963,700	$14.64	5.86	$—	2,638,355	$2.18	4.98	$—

Changes during the Year:
Granted	1,314,790	$1.32			19,519,393	$2.90
Exercised	(7,250)	$3.28		(3)	(801,148)	$2.19
Forfeited	(29,842)	$2.18			—	$—
Expired	(109,549)	$34.12			—	$—
Outstanding at December 31, 2021	2,131,849	$5.64	7.97	$—	21,356,600	$2.84	4.37	$—
Vested at December 31, 2021 or expected to vest in the future	2,120,643	$5.66	7.96	$—	21,356,600	$2.84	4.37	$—
Exercisable at December 31, 2021	1,122,783	$9.26	6.70	$—	21,356,600	$2.84	4.37	$—
Restricted Stock
During the years ended December 31, 2021 and 2020, the Company issued restricted stock for services as follows ($ in thousands, except share data):
	2021	2020
Number of Restricted Stock Issued	612,950	156,184
Value of Restricted Stock Issued	$877.7	$512.3
The weighted average estimated fair value of restricted stock issued for services in the years ended December 31, 2021 and 2020 was $1.43 and $3.28 per share, respectively. The fair value of the restricted stock was determined using the Company’s closing stock price on the date of issuance. The vesting terms of restricted stock issuances are generally between one to four years.
Restricted Stock Units
During the years ended December 31, 2021 and 2020, the Company issued restricted stock units for services as follows ($ in thousands, except share data):

	2021	2020
Number of Restricted Stock Units Issued	458,245	325,853
Value of Restricted Stock Units Issued	$728.6	$863.0
The weighted average estimated fair value of restricted stock units issued for services in the years ended December 31, 2021 and 2020 was $1.59 and $2.65 per share, respectively. The fair value of the restricted stock units was determined using the Company’s closing stock price on the date of issuance. The vesting terms of restricted stock unit issuances are generally one year, or upon the achievement of performance-based milestones.

Note 10 – Share-Based Compensation
Share-based Compensation
The Company utilizes share-based compensation in the form of stock options, restricted stock, and restricted stock units. The following table summarizes the components of share-based compensation expense for the years ended December 31, 2021 and 2020 ($ in thousands):

	Year Ended December 31,
	2021	2020
Research and development	$760	$179
General and administrative	1,245	1,086
Total share-based compensation expense	$2,005	$1,265
Total compensation cost related to unvested awards not yet recognized and the weighted-average periods over which the awards are expected to be recognized at December 31, 2021 were as follows ($ in thousands):

	Stock Options	Restricted Stock Units	Restricted Stock
Unrecognized compensation cost	$757	$149	$546
Expected weighted-average period in years of compensation cost to be recognized	1.64	1.57	1.70
Total fair value of shares vested and the weighted average estimated fair values of shares granted for the years ended December 31, 2021 and 2020 were as follows ($ in thousands):

	Stock Options
	Year Ended December 31,
	2021	2020
Total fair value of shares vested	$757	$536
Weighted average estimated fair value of shares granted	0.91	2.11
Valuation Assumptions
The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility is based upon historical volatility of the Company’s stock. The expected term for the options is based upon observation of actual time elapsed between date of grant and exercise of options for all employees.
The range of assumptions made in calculating the fair values of stock options was as follow:

	Stock Options
	Year Ended December 31,
	2021	2020
Expected term - minimum (in years)	6	6
Expected term - maximum (in years)	6	6
Expected volatility - minimum	79%	75%
Expected volatility - maximum	84%	79%
Weighted Average volatility	81%	75%
Expected dividend yield	—	—
Risk-free interest rate - minimum	0.63%	0.40%
Risk-free interest rate - maximum	1.16%	1.71%

Note 11 – Research Funding
California Institute of Regenerative Medicine Grant Award
In February 2017, the California Institute for Regenerative Medicine (“CIRM”) awarded the Company funds of up to $12.2 million to support The Sanford Project: T-Rex Study, a prospective, randomized, placebo-controlled, double-blind Phase 2 clinical trial to evaluate the safety and efficacy of CLBS03 as a treatment for recent-onset type 1 diabetes. The funding is based upon the achievement of certain milestones related to the proportion of subjects enrolled in California, as well as manufacturing and development costs incurred in California. Based on the actual number of subjects enrolled in California, the total amount of funding was revised to $8.6 million, of which $8.2 million has been received through the grant project period completion.
The Company received $5.7 million in initial funding in May 2017, a $1.9 million milestone payment in December 2017, a $0.3 million progress payment in March 2018, and a $0.2 million progress payment in May 2019, of which the total was amortized over the estimated award period through July 2020 as a reduction to the related research and development expenses, with the final true up payment of $46 thousand received in September 2020 and recorded as a reduction to the related research and development expenses. During the year ended December 31, 2021 and December 31, 2020 the Company amortized and recognized $0.0 million and $1.6 million in credits, respectively, to research and development related to CIRM funds received.
Note 12 – Income Taxes
The provision (benefit) for income taxes is based on loss from operations before provision for income taxes and noncontrolling interests as follows ($ in thousands):

	Years Ended December 31,
Pre-tax book income	2021	2020
United States	$(28,974)	$(19,013)
	$(28,974)	$(19,013)
The provision (benefit) from income taxes was as follows ($ in thousands):

	Years Ended December 31,
	2021	2020
Current
U.S. Federal	$—	$—
State and local	—	—
	$—	$—

Deferred
U.S. Federal	$—	$—
State and local	(1,508)	(10,872)
	$(1,508)	$(10,872)

Total
U.S. Federal	$—	$—
State and local	(1,508)	(10,872)
	$(1,508)	$(10,872)

The provision (benefit) for income taxes is determined by applying the U.S. Federal statutory rate of 21% to income before income taxes, and the components are set forth below ($ in thousands):

	Years Ended December 31,
	2021	2020
U.S. Federal benefit at statutory rate	$(6,085)	$(3,993)
Permanent non deductible expenses for U.S. taxes	320	5
Change in state deferred	622	5,122
Return to actual	2,277	—
Other true ups	1,407	387
Section 382 NOL Limitation	35,438	—
Sale of New Jersey State NOLs	(1,508)	(10,872)
Valuation allowance for deferred tax assets	(33,979)	(1,521)
Tax provision (benefit)	$(1,508)	$(10,872)
Deferred income taxes at December 31, 2021 and 2020 consist of the following ($ in thousands):

	December 31,
	2021	2020
Deferred Tax Assets:
Accumulated net operating losses (tax effected)	$36,281	$68,286
Right of use liability	201	176
Share-based compensation	3,086	5,025
Intangibles	97	131
Accumulated depreciation	26	19
Accrued payroll	176	167
Other	526	526
Deferred tax assets	40,393	74,330

Deferred Tax Liabilities:
Right of use asset	$(204)	$(161)
Deferred tax liabilities	(204)	(161)
	40,189	74,169
Valuation allowance	(40,189)	(74,169)
Net deferred tax asset	$—	$—
In assessing the realizability of deferred tax assets, including the net operating loss carryforwards (NOLs), the Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize its existing deferred tax assets. Based on its assessment, the Company has provided a full valuation allowance against its net deferred tax assets as their future utilization remains uncertain at this time.
As of December 31, 2021, and 2020, the Company had approximately $281 million and $264 million, respectively, of Federal NOLs available to offset future taxable income expiring from 2030 through 2036. The Company performed an analysis and determined that they had an ownership change of greater than 50% over a 3-year testing period on January 25, 2021. As a result, $169 million of the $281 million of Federal NOLs will expire unutilized. The Company wrote off that portion of the deferred tax asset and reduced the corresponding valuation allowance resulting in $112 million of remaining Federal NOL. The write off of the deferred tax asset and the corresponding reduction in valuation allowance has no impact to the balance sheet or income statement. Losses incurred before the ownership change on January 25, 2021 will be subject to an annual limitation of $173k under Internal Revenue Code Section 382, while losses incurred after January 25, 2021 will not be subject to limitations. The Company may be able to utilize additional NOLs of approximately $1.1 million per year for the first five years after this ownership change as a result of the application of the Net Unrealized Built-in Gain rules.

As of December 31, 2021 and 2020, the Company had State NOLs available in New Jersey of $97 million and $99 million, respectively, California of $70 million and $70 million, respectively, and New York City of $13 million and $13 million, respectively, to offset future taxable income expiring from 2031 through 2041. In accordance with Section 382 of the Internal Revenue code, the usage of the Company’s state NOLs would be limited given the change in ownership. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period when those temporary differences become deductible.
The Company applies the FASB’s provisions for uncertain tax positions. The Company utilizes the two-step process to determine the amount of recognized tax benefit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties associated with certain tax positions as a component of income tax expense.
As of December 31, 2021, management does not believe the Company has any material uncertain tax positions that would require it to measure and reflect the potential lack of sustainability of a position on audit in its financial statements. The Company will continue to evaluate its uncertain tax positions in future periods to determine if measurement and recognition in its financial statements is necessary. The Company does not believe there will be any material changes in its unrecognized tax positions over the next year.
For years prior to 2018 the federal statute of limitations is closed for assessing tax. The Company’s state tax returns remain open to examination for a period of three to four years from date of filing.
In February 2021, the Company received preliminary approval from the New Jersey Economic Development Authority (“NJEDA”) to participate in the Technology Business Tax Certificate Transfer Program (the “Program”). The Program permits qualified companies to sell a percentage of their New Jersey net operating losses (“NJ NOLs”) to unrelated profitable corporations. On April 12, 2021, the Company received final approval from NJEDA to sell a portion of our NJ NOLs, which were subsequently sold to a qualifying and approved buyer pursuant to the Program for net proceeds of $1.4 million. The $1.5 million of our NJ NOL related tax benefits (“NJ NOL Tax Benefits”) have been recorded as a benefit from income taxes and the loss on sale of $0.1 million recorded in other income (expense) in the consolidated financial statements.
Note 13 – Contingencies
From time to time, the Company is subject to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of pending claims cannot be predicted with certainty, the Company does not believe that the outcome of any pending claims will have a material adverse effect on the Company's financial condition or operating results.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Cash and cash equivalents	$12,747	$24,647
Marketable securities	75,772	70,323
Prepaid and other current assets	2,181	1,212
Total current assets	90,700	96,182
Property and equipment, net	55	62
Other assets	708	764
Total assets	$91,463	$97,008

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable	$697	$1,934
Accrued liabilities	2,104	2,589
Total current liabilities	2,801	4,523
Other long-term liabilities	421	485
Total liabilities	3,222	5,008
Commitments and Contingencies

Stockholders' Equity
Preferred stock, authorized, 20,000,000 shares Series B convertible redeemable preferred stock liquidation value, 0.001 share of common stock, $0.01 par value; 825,000 shares designated; issued and outstanding, 10,000 shares at March 31, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.001 par value, authorized 500,000,000 shares; issued 60,544,144 and 59,800,792 shares at March 31, 2022 and December 31, 2021, respectively; and outstanding, 60,533,064 and 59,789,712 shares at March 31, 2022 and December 31, 2021, respectively	61	60
Additional paid-in capital	546,580	545,988
Treasury stock, at cost; 11,080 shares at March 31, 2022 and December 31, 2021	(708)	(708)
Accumulated deficit	(457,242)	(453,016)
Accumulated other comprehensive loss	(196)	(70)
Total Caladrius Biosciences, Inc. stockholders' equity	88,495	92,254
Non-controlling interests	(254)	(254)
Total stockholders' equity	88,241	92,000
Total liabilities, non-controlling interests and stockholders' equity	$91,463	$97,008
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)
	Three Months Ended March 31,
	2022	2021
Operating Expenses:
Research and development	$3,278	$5,076
General and administrative	3,342	3,010
Total operating expenses	6,620	8,086

Operating loss	(6,620)	(8,086)

Other income (expense):
Investment income, net	63	23
Other expense, net	(148)	—
Total other (expense) income	(85)	23

Net loss before benefit from income taxes and noncontrolling interests	(6,705)	(8,063)
Benefit from income taxes	(2,479)	—
Net loss attributable to Caladrius Biosciences, Inc. common stockholders	$(4,226)	$(8,063)

Basic and diluted loss per share
Caladrius Biosciences, Inc. common stockholders	$(0.07)	$(0.19)

Weighted average common shares outstanding
Basic and diluted shares	60,560	42,117
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)
(In thousands)
	Three Months Ended March 31,
	2022	2021
Net loss	$(4,226)	$(8,063)

Other comprehensive loss:
Available for sale securities - net unrealized loss	(126)	(59)
Total other comprehensive loss	(126)	(59)

Comprehensive loss attributable to Caladrius Biosciences, Inc. common stockholders	$(4,352)	$(8,122)
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)
(In thousands)
	Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Caladrius Biosciences, Inc. Stockholders' Equity	Non- Controlling Interest in Subsidiary	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2021	10	$—	59,801	$60	$545,988	$(70)	$(453,016)	$(708)	$92,254	$(254)	$92,000
Net loss	—	—	—	—	—	—	(4,226)	—	(4,226)	—	(4,226)
Unrealized loss on marketable securities	—	—	—	—	—	(126)	—	—	(126)	—	(126)
Share-based compensation	—	—	743	1	592	—	—	—	593	—	593
Balance at March 31, 2022	10	$—	60,544	$61	$546,580	$(196)	$(457,242)	$(708)	$88,495	$(254)	$88,241
	Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Caladrius Biosciences, Inc. Stockholders' Equity	Non- Controlling Interest in Subsidiary	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	10	$—	19,389	$19	$458,748	$(13)	$(425,550)	$(708)	$32,496	$(254)	$32,242
Net loss	—	—	—	—	—	—	(8,063)	—	(8,063)	—	(8,063)
Unrealized loss on marketable securities	—	—	—	—	—	(59)	—	—	(59)	—	(59)
Share-based compensation	—	—	273	—	413	—	—	—	413	—	413
Net proceeds from issuances of common stock and warrants	—	—	39,841	41	85,416	—	—	—	85,457	—	85,457
Proceeds from option exercises	—	—	7	—	24	—	—	—	24	—	24
Balance at March 31, 2021	10	$—	59,510	$60	$544,601	$(72)	$(433,613)	$(708)	$110,268	$(254)	$110,014
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)
	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(4,226)	$(8,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	760	597
Depreciation and amortization	7	16
Accretion on marketable securities	515	323
Changes in operating assets and liabilities:
Prepaid and other current assets	(969)	(1,763)
Other assets	57	81
Accounts payable, accrued liabilities and other liabilities	(1,786)	834
Net cash used in operating activities	(5,642)	(7,975)
Cash flows from investing activities:
Purchase of marketable securities	(26,546)	(75,911)
Sale of marketable securities	20,456	10,821
Net cash used in investing activities	(6,090)	(65,090)
Cash flows from financing activities:
Proceeds from exercise of options	—	24
Tax withholding payments on net share settlement equity awards	(168)	(184)
Net proceeds from issuance of common stock	—	85,457
Net cash (used in) provided by financing activities	(168)	85,297
Net (decrease) increase in cash and cash equivalents	(11,900)	12,232
Cash and cash equivalents at beginning of period	24,647	16,512
Cash and cash equivalents at end of period	$12,747	$28,744
See accompanying notes to consolidated financial statements.

CALADRIUS BIOSCIENCES, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – The Business
Overview
Caladrius Biosciences, Inc. (“we,” “us,” “our,” “Caladrius” or the “Company”) is a clinical-stage biopharmaceutical company dedicated to the development of treatments and reversal of severe diseases. The Company is developing what are intended to be first-in-class therapeutics based on the characteristics of naturally occurring CD34+ cells and their ability to stimulate the growth of new microvasculature. Its technology is intended to leverage these cells to enable the body's natural repair mechanisms using formulations unique to each medical indication.
The Company's leadership team has decades of collective biopharmaceutical product development experience in a variety of therapeutic categories. Its goal is to develop and commercialize products that address important unmet medical needs based on a broad and versatile portfolio of candidates. The Company’s current product candidates include:
•
XOWNA® (CLBS16), the subject of both a completed positive Phase 2a study (ESCaPE-CMD) and an ongoing follow on Phase 2b study (FREEDOM Trial) in the United States for the treatment of coronary microvascular dysfunction (“CMD”);

•
HONEDRA® (CLBS12), recipient of SAKIGAKE designation pursuant to which early conditional approval in Japan for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease is being sought based on the current results of a clinical trial executed in Japan. HONEDRA® was the recipient of orphan drug designation in March 2021 from the U.S. Food and Drug Administration (“FDA”) for Buerger's disease; and

•
CLBS201, the subject of a study designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for patients with chronic kidney disease related to type 2 diabetes (diabetic kidney disease or “DKD”).

•
On April 26, 2022, the Company and Cend Therapeutics, Inc., a Delaware corporation (“Cend”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of Caladrius will merge with and into Cend, with Cend surviving as a wholly-owned subsidiary of the Company (the “Merger”), subject to the terms of the Merger Agreement and stockholder approval of the transaction. Under the exchange ratio formula, as of immediately after the Merger, the former Cend stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and the Company’s stockholders as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on our net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $250 thousand at the time of closing. See Note 12 below for more information regarding the Merger and related transactions.

Ischemic Repair (CD34 Cell Technology)
The CD34+ cell was discovered as a result of the deliberate search for a cell capable of stimulating the development and/or repair of blood vessels. All tissues in the body maintain their function by replacing cells over time. In addition to the maintenance function, the body must also be capable of building new blood vessels after injury. A CD34+ cell is an endothelial progenitor cell that has the ability to stimulate new blood vessel formation at the level of the microvasculature. No other native cell discovered to date has demonstrated this same capability.
The Company's proprietary cell technology using autologous (a patient’s own naturally occurring) CD34+ cells has led to the development of therapeutic product candidates designed to address diseases and conditions caused by ischemia. Ischemia occurs when the supply of oxygenated blood to healthy tissue is restricted or reduced. Through the administration of CD34+ cells, Caladrius seeks to promote the development and formation of new microvasculature and thereby increase blood flow to the impacted area. The Company believes that a number of conditions caused by underlying ischemic injury can be improved through its CD34+ cell technology including but not limited to Buerger's disease, CLI, CMD, and DKD.
XOWNA® for Treatment of Coronary Microvascular Dysfunction
In 2017, with the assistance of a $1.9 million grant from the National Institutes of Health (Award Number R44HL135889), the Company initiated its program for XOWNA® for the treatment of CMD, a disease that afflicts as many as 1.6 million patients in the United States alone, with no current targeted treatment options. That study, the ESCaPE-CMD Trial, was a Phase 2a proof-of-concept open label study that enrolled patients at the Mayo Clinic in Rochester, MN and Cedars-Sinai Medical Center in Los Angeles, CA. Those data showed a positive therapeutic effect with a statistically significant improvement in angina frequency, coronary flow reserve, Canadian Cardiovascular Society Angina Class and Seattle Angina Questionnaire scores, as well as an acceptable safety profile. The full data set from that study was presented at the SCAI 2020 Scientific Sessions Virtual Conference on May 14, 2020 by Dr. Timothy Henry, FACC, of the Christ Hospital in Cincinnati, Ohio. In December 2020, the Company commenced enrollment in its Phase 2b FREEDOM Trial of XOWNA®, a double-blind, randomized and placebo-controlled clinical trial designed to further evaluate the efficacy and safety of intracoronary artery delivery of autologous CD34+ cells in subjects with CMD and without obstructive coronary artery disease. While early enrollment proceeded to plan with the first patient treated in January 2021, the impact of the COVID-19 pandemic contributed to a general slowing of enrollment, including supply chain disruptions affecting the availability of qualified catheters used in the diagnosis of CMD and/or administration of XOWNA®. Protocol amendments to the initial FREEDOM Trial protocol, as agreed to by the FDA, were implemented with the goal of enhancing breadth and speed of subject enrollment.
HONEDRA® for Treatment of Critical Limb Ischemia
The Company's randomized, open-label, registration-eligible study of HONEDRA® in Japan for the treatment of CLI and Buerger's disease has, to date, demonstrated positive trends in both safety and efficacy. The HONEDRA® study's enrollment, however, has been significantly curtailed by the COVID-19 pandemic's impact in Japan, including the States of Emergency in Japan that have persisted for much of 2020 and 2021. Due to the significant and continued operational and financial burden incurred as a result of these COVID-19 delays, coupled with the unpredictability of the timing of site enrollment re-initiation, Caladrius suspended further enrollment and is focusing its efforts on consummating a partnership for the product in Japan. Such a partnership may become the basis for the completion of development and registration of HONEDRA® in Japan and may include the completion of enrollment of the four remaining no-option CLI subjects stipulated in the original protocol, if necessary, and/or exploration of the possibility of submitting the existing data to Japan's Pharmaceuticals and Medical Devices Agency (“PMDA”) under Japan's regenerative medicine regulations, which allow for conditional approval of innovative regenerative medicine products. Despite receipt from FDA in March 2021 of orphan designation in the U.S. for CLBS12 as a potential treatment for Buerger's disease, based on a response from the FDA in October 2021 regarding a development plan for U.S. registration the Company decided not to pursue United States development in Buerger's disease at this time.
CLBS201 for Treatment of Diabetic Kidney Disease
Progressive kidney failure is associated with attrition of the microcirculation of the kidney. Pre-clinical studies in kidney disease and injury models have demonstrated that protection or replenishment of the microcirculation results in improved kidney function. Based on these observations, the Company has elected to move forward with a Phase 1b, open-label, proof-of-concept trial evaluating CLBS201 dosed via intra-renal artery injections in subjects with DKD. This protocol is expected to include six subjects in total with the first two subjects sequentially dosed and followed for a two-week safety observation period. Clearance by the independent Data Safety Monitoring Board (“DSMB”) overseeing the study will then permit the treatment of the next four patients, with all patients being followed for safety and therapeutic effect. A read-out of data will occur after at the six-month follow-up visit for all patients. A key criterion for continued development of CLBS201 will be its ability to demonstrate a therapeutic effect that will make it competitive in the field of DKD treatment, i.e., kidney function regeneration, as indicated by increased glomerular filtration rate. As announced recently, the Company has treated the first patient in the CLBS201 proof-of-concept study and targets treatment completion for all six subjects during the third quarter of 2022.

Additional Out-licensing Opportunities and Pipeline Diversification
The Company's broad intellectual property portfolio of cell therapy assets includes notable programs available for out-licensing in order to continue their clinical development. The Company's current long-term strategy focuses on advancing its therapies through development with the ultimate objective of obtaining market authorizations and entering commercialization, either alone or with partners, to provide treatment options to patients suffering from life-threatening medical conditions. The Company believes that it is well-positioned to realize potentially meaningful value increases within its own proprietary pipeline if it is successful in advancing its product candidates to their next significant development milestones.
In addition, the Company further desires to diversify its pipeline of development products candidates and is exploring a range of strategic transactions in furtherance of that goal. The Company has taken, and intends to continue to take, active steps to identify assets and/or companies for acquisition and/or partnership that would enhance and de-risk its current development portfolio. Such assets could target indications beyond cardiovascular disease as well as product categories outside of cell therapy. The range of possible transactions includes an acquisition, merger, business combination, in-license or other strategic transaction, any of which could result in the issuance of securities that could significantly dilute the shares of its existing stockholders. There can be no assurance that this exploration of strategic alternatives will result in Caladrius entering into or completing any transaction or that such transaction, if completed, will add to shareholder value.
Coronavirus Considerations
In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COVID-19, was reported to have surfaced in China. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and the world's economies began to experience pronounced effects. Despite the FDA approval of multiple COVID-19 vaccines in late 2020, there remains uncertainty around the extent and duration of disruption and any future related financial impact cannot reasonably be estimated at this time. In response to the COVID-19 pandemic, the Company implemented a universal work from home policy as well as stringent social distancing and other hygiene policies for employees when they must be in the office. The Company's clinical study of HONEDRA® in Japan has experienced significant delays in enrollment due to the States of Emergency in effect in Japan for most of 2020 2021 covering Tokyo and other regions in response to an increased number of COVID-19 infections. With the Company's expectation that COVID-19 in Japan would continue to impact negatively clinical site operations and enrollment of patients in the HONEDRA® clinical trial, it elected to suspend trial enrollment, seek a development partner and consult with the Japanese regulatory authorities regarding the submission of patient data already accrued. Caladrius' phase 2b trial of XOWNA® in the U.S. has also experienced delays in enrolling patients as a result of COVID-19.
Basis of Presentation
The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying Consolidated Financial Statements of the Company and its subsidiaries, which are unaudited, include all normal and recurring adjustments considered necessary to present fairly the Company’s financial position as of March 31, 2022, and the results of its operations and its cash flows for the periods presented. The unaudited consolidated financial statements herein should be read together with the historical consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 included in our 2021 Form 10-K. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience and other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company makes critical estimates and assumptions in determining stock-based awards values. Accordingly, actual results could differ from those estimates and assumptions.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Caladrius Biosciences, Inc. and its wholly owned and majority owned subsidiaries and affiliates. All intercompany activities have been eliminated in consolidation.
Note 2 – Summary of Significant Accounting Policies
In addition to the policies below, the Company's significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements included in its 2021 Form 10-K. There were no changes to these policies during the three months ended March 31, 2022.
Concentration of Risks
The Company is subject to credit risk from its portfolio of cash, cash equivalents and marketable securities. Under its investment policy, the Company limits amounts invested in such securities by credit rating, maturity, industry group, investment type and issuer, except for securities issued by the U.S. government. Cash is held at major banks in the United States. Therefore, the Company is not exposed to any significant concentrations of credit risk from these financial instruments. The goals of the Company's investment policy, in order of priority, are as follows: safety and preservation of principal and diversification of risk, liquidity of investments sufficient to meet cash flow requirements, and a competitive after-tax rate of return.
Share-Based Compensation
The Company expenses all share-based payment awards to employees, directors, and consultants, including grants of stock options, warrants, and restricted stock, over the requisite service period based on the grant date fair value of the awards. Consultant awards are remeasured each reporting period through vesting. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company determines the fair value of option awards using the Black-Scholes option-pricing model which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options or warrants. The fair value of the Company’s restricted stock and restricted stock units is based on the closing market price of the Company’s common stock on the date of grant.
Note 3 – Available-for-Sale-Securities
The following table is a summary of available-for-sale securities recorded in cash and cash equivalents or marketable securities in our Consolidated Balance Sheets (in thousands):
	March 31, 2022				December 31, 2021
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$62,770	$—	$(162)	$62,608	$53,135	$—	$(65)	$53,070
Money market funds	6,578	—	—	6,578	18,124	—	—	18,124
Municipal debt securities	17,267	—	(34)	17,233	20,263	—	(5)	20,258
Total	$86,615	$—	$(196)	$86,419	$91,522	$—	$(70)	$91,452

Estimated fair values of available-for-sale securities are generally based on prices obtained from commercial pricing services. The following table summarizes the classification of the available-for-sale securities in our Consolidated Balance Sheets (in thousands):
	March 31, 2022	December 31, 2021
Cash equivalents	$10,647	$21,129
Marketable securities	75,772	70,323
Total	$86,419	$91,452
The following table summarizes our portfolio of available-for-sale securities by contractual maturity (in thousands):
	March 31, 2022
	Amortized Cost	Estimated Fair Value
Less than one year	$86,615	$86,419
Greater than one year		—
Total	$86,615	$86,419
Note 4 – Income (Loss) Per Share
For the three months ended March 31, 2022 and 2021, the Company incurred net losses and therefore no common stock equivalents were utilized in the calculation of diluted loss per share as they are anti-dilutive. At March 31, 2022 and 2021, the Company excluded the following potentially dilutive securities (in thousands):
	March 31,
	2022	2021
Stock Options	2,640	1,022
Warrants	21,357	21,357
Restricted Stock Units	1,460	798
Note 5 – Fair Value Measurements
The fair value of financial assets and liabilities that are being measured and reported are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:
Level 1 inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 inputs are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth by level within the fair value hierarchy the Company's financial assets that were accounted for at fair value on a recurring basis as of March 31, 2022 and December 31, 2021 (in thousands).
	March 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities - available for sale	$—	$75,772	$—	$75,772	$—	$70,323	$—	$70,323
	$—	$75,772	$—	$75,772	$—	$70,323	$—	$70,323
Note 6 – Accrued Liabilities
Accrued liabilities as of March 31, 2022 and December 31, 2021 were as follows (in thousands):
	March 31, 2022	December 31, 2021
Salaries, employee benefits and related taxes	$1,005	$2,034
Operating lease liabilities — current	205	229
Other	894	326
Total	$2,104	$2,589
Note 7 – Operating Leases
The Company has operating leases for two offices with terms that expire in 2023 and 2025, respectively. The Company estimates its incremental borrowing rate at lease commencement to determine the present value of lease payments as most of the Company's leases do not provide an implicit rate of return. The Company recognizes lease expense on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company elected to account for non-lease components associated with its leases and lease components as a single lease component. Each of the Company's leases includes options for the Company to extend the lease term and/or sub-lease space in whole or in part.
Operating lease liabilities and right-of-use assets were recorded in the following captions of our balance sheet were as follows (in thousands):
	March 31, 2022	December 31, 2021
Right-of Use Assets:
Other assets	$667	$724
Total Right-of-Use Asset	$667	$724

Operating Lease Liabilities:
Accrued liabilities	$205	$229
Other long-term liabilities	421	485
Total Operating Lease Liabilities	$626	$714

As of March 31, 2022, the weighted average remaining lease term for our operating leases was 2.3 years, and the weighted average discount rate for our operating leases was 9.625%. Future minimum lease payments under the lease agreements as of March 31, 2022 were as follows (in thousands):
Years ended	Operating Leases
2022	181
2023	217
2024	190
2025	143
Total lease payments	731
Less: Amounts representing interest	(105)
Present value of lease liabilities	$626
Note 8 – Stockholders' Equity
Equity Issuances
Purchase Agreement
In March 2019, the Company and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has the right to sell to Lincoln Park shares of the Company’s common stock having an aggregate value of up to $26.0 million, subject to certain limitations and conditions set forth in the Purchase Agreement (the “Offering”). As consideration for entering into the Purchase Agreement, the Company issued to Lincoln Park an additional 181,510 shares of common stock as commitment shares.
Pursuant to the Purchase Agreement, Lincoln Park purchased 250,000 shares of common stock, at a price of $4.00 per share, for a total gross purchase price of $1.0 million (the “Initial Purchase”) upon commencement. Thereafter, as often as every business day from and after one business day following the date of the Initial Purchase and over the 36-month term of the Purchase Agreement the Company has the right, from time to time, at its sole discretion and subject to certain conditions, to direct Lincoln Park to purchase up to 100,000 shares of common stock, with such amount increasing as the closing sale price of the common stock increases; provided Lincoln Park’s obligation under any single such purchase will not exceed $2.5 million, unless the Company and Lincoln Park mutually agree to increase the maximum amount of such single purchase (each, a “Regular Purchase”). If the Company directs Lincoln Park to purchase the maximum number of shares of common stock it then may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park in an “accelerated purchase” to purchase an additional amount of common stock that may not exceed the lesser of (i) 300% the number of shares purchased pursuant to the corresponding Regular Purchase or (ii) 30% of the total number of shares of the Company’s common stock traded during a specified period on the applicable purchase date as set forth in the Purchase Agreement. Under certain circumstances and in accordance with the Purchase Agreement, the Company may direct Lincoln Park to purchase shares in multiple accelerated purchases on the same trading day.
The Company controls the timing and amount of any sales of its common stock to Lincoln Park. There is no upper limit on the price per share that Lincoln Park must pay for its common stock under the Purchase Agreement, but in no event will shares be sold to Lincoln Park on a day the closing price is less than the floor price specified in the Purchase Agreement. In all instances, the Company may not sell shares of its common stock to Lincoln Park under the purchase agreement if it would result in Lincoln Park beneficially owning more than 9.99% of its common stock.
The Purchase Agreement does not limit the Company’s ability to raise capital from other sources at the Company’s sole discretion, except that (subject to certain exceptions) the Company may not enter into any Variable Rate Transaction (as defined in the Purchase Agreement, including the issuance of any floating conversion rate or variable priced equity-like securities) during the 36 months after the date of the Purchase Agreement. The Company has the right to terminate the Purchase Agreement at any time, at no cost to the Company.

As of March 31, 2022, the Company had not made any sales of common stock to Lincoln Park under the Purchase Agreement other than the Initial Purchase. The agreement expired on April 1, 2022.
At The Market Offering Agreement
On June 4, 2021, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with HCW, as sales agent, in connection with an “at the market offering” under which the Company from time to time may offer and sell shares of its common stock, having an aggregate offering price of up to $50.0 million. During the three months ended March 31, 2022 and since inception the Company had not issued any shares under the ATM Agreement. Having received a listing deficiency notice from Nasdaq on February 18, 2022 after the Company’s shares traded below $1.00 for 30 consecutive trading days, the Company will not be permitted to sell additional shares under the ATM Agreement until it re-establishes timely compliance. Compliance may be reestablished by various mechanisms, including stock price appreciation at or above $1.00 for a requisite period of time and reverse stock split.
Stock Options and Warrants
The following table summarizes the activity for stock options and warrants for the three months ended March 31, 2022:
	Stock Options				Warrants
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2021	2,131,849	$5.64	7.97	$—	21,356,600	$2.84	4.37	$—

Changes during the period:
Granted	540,600	0.91			—	—
Exercised	—	—			—	—
Forfeited	(9,565)	1.90			—	—
Expired	(23,275)	26.00			—	—
Outstanding at March 31, 2022	2,639,609	$4.51	7.83	$—	21,356,600	$2.84	4.13	$—
Vested at March 31, 2022 or expected to vest in the future	2,594,630	$4.57	7.80	$—	21,356,600	$2.84	4.13	$—
Vested at March 31, 2022	1,408,083	$7.36	6.41	$—	21,356,600	$2.84	4.13	$—
Restricted Stock
During the three months ended March 31, 2022 and 2021, the Company issued restricted stock for services as follows ($ in thousands):
	Three Months Ended March 31,
	2022	2021
Number of restricted stock issued	1,061,175	300,450
Value of restricted stock issued	$973	$478
The vesting terms of restricted stock issuances are generally between one to four years.

Restricted Stock Units
During the three months ended March 31, 2022 and 2021, the Company issued restricted stock units for services as follows ($ in thousands, except share data):
	Three Months Ended March 31,
	2022	2021
Number of restricted stock units issued	1,379,860	458,245
Value of restricted stock units issued	$1,265	$729
The weighted average estimated fair value of restricted stock issued for services in the three months ended March 31, 2022 and 2021 was $0.92 and $1.59 per share, respectively. The fair value of the restricted stock units was determined using the Company’s closing stock price on the date of issuance. The vesting terms of restricted stock unit issuances are generally one year, or upon the achievement of performance-based milestones.
Note 9 – Share-Based Compensation
Share-Based Compensation
We utilize share-based compensation in the form of stock options, restricted stock, and restricted stock units. The following table summarizes the components of share-based compensation expense for the three months ended March 31, 2022 and 2021 (in thousands):
	Three Months Ended March 31,
	2022	2021
Research and development	$218	$96
General and administrative	542	501
Total share-based compensation expense	$760	$597
Total compensation cost related to non-vested awards not yet recognized and the weighted-average periods over which the awards were expected to be recognized at March 31, 2022 were as follows (in thousands):
	Stock Options	Restricted Stock Units	Restricted Stock
Unrecognized compensation cost	$814	$444	$1,004
Expected weighted-average period in years of compensation cost to be recognized	1.77	0.96	2.25
Total fair value of shares vested and the weighted average estimated fair values of shares granted for the three months ended March 31, 2022 and 2021 were as follows (in thousands):
	Stock Options
	Three Months Ended March 31,
	2022	2021
Total fair value of shares vested	$377	$397
Weighted average estimated fair value of shares granted	$0.62	$1.08
Valuation Assumptions
The fair value of stock options and warrants at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility is based upon historical volatility of the Company’s stock. The expected term for the options is based upon observation of actual time elapsed between date of grant and exercise of options for all employees. The expected term for the warrants is based upon the contractual term of the warrants.

Note 10 – Income Taxes
In assessing the realizability of deferred tax assets, including the net operating loss carryforwards (“NOLs”), the Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize its existing deferred tax assets. Based on its assessment, the Company has provided a full valuation allowance against its net deferred tax assets as their future utilization remains uncertain at this time.
As of December 31, 2021 and 2020, the Company had approximately $281 million and $264 million, respectively of federal NOLs available to offset future taxable income expiring from 2030 through 2036. The Company performed an analysis and determined that they had an ownership change of greater than 50% over a 3-year testing period on January 25, 2021. As a result, $169 million of the $281 million of federal NOLs will expire unutilized. The Company wrote off that portion of the deferred tax asset and reduced the corresponding valuation allowance resulting in $112 million of remaining federal NOL. The write off of the deferred tax asset and the corresponding reduction in valuation allowance has no impact to the balance sheet or income statement. Losses incurred before the ownership change on January 25, 2021 will be subject to an annual limitation of $173k under Internal Revenue Code Section 382, while losses incurred after January 25, 2021 will not be subject to limitations. The Company may be able to utilize additional NOLs of approximately $1.1 million per year for the first five years after this ownership change as a result of the application of the Net Unrealized Built-in Gain rules.
As of December 31, 2021 and 2020 the Company had State NOLs available in New Jersey of $97 million and $99 million, respectively, California of $70 million and $70 million, respectively, and New York City of $13 million and $13 million, respectively, to offset future taxable income expiring from 2031 through 2041. In accordance with Section 382 of the Internal Revenue code, the usage of the Company’s NOLs would be limited given the change in ownership. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period when those temporary differences become deductible.
The Company applies the FASB’s provisions for uncertain tax positions. The Company utilizes the two-step process to determine the amount of recognized tax benefit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense.
As of March 31, 2022, management does not believe the Company has any material uncertain tax positions that would require it to measure and reflect the potential lack of sustainability of a position on audit in its financial statements. The Company will continue to evaluate its uncertain tax positions in future periods to determine if measurement and recognition in its financial statements is necessary. The Company does not believe there will be any material changes in its unrecognized tax positions over the next year.
For years prior to 2018, the federal statute of limitations is closed for assessing tax. The Company’s state tax returns remain open to examination for a period of three to four years from date of filing.
In December 2021, the Company received preliminary approval from the New Jersey Economic Development Authority (“NJEDA”) to participate in the Technology Business Tax Certificate Transfer Program (the “Program”). The Program permits qualified companies to sell a percentage of their New Jersey net operating losses (“NJ NOLs”) to unrelated profitable corporations. On February 22, 2022, the Company received final approval from NJEDA to sell $2.5 million of its NJ NOLs related tax benefits (“NJ NOL Tax Benefits”), which was subsequently sold to a qualifying and approved buyer pursuant to the Program for net proceeds of $2.3 million. The gross proceeds of $2.5 million have been recorded as a benefit from income taxes and the loss on sale of NJ NOLs of $0.1 million recorded in other income (expense) in the consolidated financial statements.
Note 11 – Contingencies
Contingencies
From time to time, the Company is subject to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of pending claims cannot be predicted with certainty, the Company does not believe that the outcome of any pending claims will have a material adverse effect on the Company's financial condition or operating results.

Note 12 – Subsequent Event
Cend Merger Agreement
On April 26, 2022, the Company and Cend Therapeutics, Inc., a Delaware corporation (“Cend”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of Caladrius will merge with and into Cend, with Cend surviving as a wholly-owned subsidiary of the Company (the “Merger”), subject to the terms of the Merger Agreement and stockholder approval of the transaction. Under the exchange ratio formula, as of immediately after the Merger, the former Cend stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and the Company’s stockholders as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on the Company’s net cash balance at the time of closing and the amount of any transaction expenses of Cend in excess of $250 thousand at the time of closing.
Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Cend, and the Company’s satisfaction of a minimum net cash threshold at closing, expected to be approximately $64.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. The Merger Agreement contains certain termination rights for both the Company and Cend, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Cend a termination fee of $1.0 million, Cend may be required to pay the Company a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.
At the effective time of the Merger, the Company’s Board of Directors is expected to consist of nine members, four of whom will be designated by the Company, four of whom will be designated by Cend and one member who will be mutually agreed between the Company and Cend.
Stock Purchase Agreement
In order to provide Cend with capital for its development programs prior to the closing of the Merger, the Company and Cend entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to purchase from Cend 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10 million in the aggregate. The Series D Preferred Stock ranks senior to Cend’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Cend. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with Cend’s common stockholders and other preferred stockholders thereafter on an as-converted basis. The Series D Preferred Stock shall vote with the common stock on an as-converted basis on any matters presented to the stockholders of Cend. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Cend common stock as is determined by dividing the Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Cend common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Cend common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250 million, resulting in at least $50 million of gross proceeds to Cend.
Collaboration Agreement
In connection with such Purchase Agreement, Cend entered into a Collaboration Agreement (the “Collaboration Agreement”), pursuant to which the Company agreed to collaborate with Cend on certain developmental and clinical activities prior to the closing of the Merger. Under the Collaboration Agreement, the Company and Cend will form a joint steering committee (the “Committee”) comprised of individuals from both entities. The Committee will meet regularly and be responsible for monitoring ongoing studies and making recommendations for development activity and trial planning. Cend has agreed to pay each member of the Committee from the Company an hourly consulting fee for such service.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cend Therapeutics, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cend Therapeutics, Inc. and Subsidiary (collectively, the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, management expects operating losses and negative cash flows for at least twelve months from the date of issuance. In addition, the Company has an accumulated deficit at December 31, 2021. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company's auditor since 2022.

/s/ Withum Smith+Brown, PC

San Francisco, California
May 20, 2022

PCAOB ID Number 100

CEND THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value amounts)
	December 31,
	2020	2021
Assets
Current assets:
Cash	$684	$6,288
Tax incentive receivable	844	509
Other current assets (including related party amounts of $0 and $14, respectively)	1	690
Total current assets	1,529	7,487
Total assets	$1,529	$7,487
Liabilities, convertible preferred stock, and stockholders' equity (deficit)
Current liabilities:
Accounts payable (including related party amounts of $26 and $0, respectively)	$226	$259
Accrued expenses (including related party amounts of $12 and $27, respectively)	227	535
Other current liabilities	24	66
Total current liabilities	477	860
Other long-term liabilities	—	216
Total liabilities	477	1,076
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.00001 par value; 371,396 shares authorized as of December 31, 2020 and 2021; 371,396 shares issued and outstanding as of December 31, 2020 and 2021; $1.1 million liquidation preference as of December 31, 2020 and 2021	1,100	1,100
Series B redeemable convertible preferred stock, $0.00001 par value; 1,250,304 shares authorized as of December 31, 2020 and 2021; 1,071,237 shares issued and outstanding as of December 31, 2020 and 2021; $3.9 million liquidation preference as of December 31, 2020 and 2021	3,941	3,941
Stockholders' equity (deficit):
Series C convertible preferred stock, $0.00001 par value; 1,478,807 shares authorized as of December 31, 2020 and 2021; 1,212,609 and 1,345,699 shares issued and outstanding as of December 31, 2020 and 2021, respectively; $6.6 million and $7.3 million liquidation preference as of December 31, 2020 and 2021, respectively	—	—
Common stock, $0.00001 par value; 10,000,000 and 10,500,000 shares authorized as of December 31, 2020 and 2021, respectively; 4,168,705 and 4,279,705 shares issued and outstanding as of December 31, 2020 and 2021, respectively	—	—
Additional paid-in capital	9,917	11,656
Accumulated other comprehensive income (loss)	40	(79)
Accumulated deficit	(13,946)	(10,207)
Total stockholders' equity (deficit)	(3,989)	1,370
Total liabilities, convertible preferred stock, and stockholders' equity (deficit)	$1,529	$7,487
See accompanying notes to consolidated financial statements.

CEND THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and par amounts)
	Year Ended December 31,
	2020	2021
Net revenues	$—	$14,787

Operating expenses:
Research and development (including related party amounts of $26 and $3,869, respectively)	1,555	8,148
In-process research and development (including related party amounts of $1,614 and $373, respectively)	6,572	1,584
General and administrative	598	1,150
Total operating expenses	8,725	10,882
Operating income (loss)	(8,725)	3,905

Other income
Interest income	5	4
Total other income	5	4
Income (loss) before income taxes	(8,720)	3,909
Income tax expense	—	170
Net income (loss)	$(8,720)	$3,739

Income allocable to participating securities	$—	$(1,466)
Net income (loss) attributable to common shareholders	$(8,720)	$2,273
Net income (loss) per share attributable to common shareholders:
Basic	$(2.09)	$0.54
Diluted	$(2.09)	$0.48
Weighted-average common shares outstanding:
Basic	4,168,705	4,211,256
Diluted	4,168,705	5,075,832
See accompanying notes to consolidated financial statements.

CEND THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)
	Year Ended December 31,
	2020	2021
Net income (loss)	$(8,720)	$3,739
Cumulative translation adjustment arising during the year	91	(119)
Comprehensive income (loss)	$(8,629)	$3,620
See accompanying notes to consolidated financial statements.

CEND THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	371,396	1,100	1,071,237	3,941	—	—	4,168,705	—	2,741	(51)	(5,226)	(2,536)
Issuance of Series C convertible preferred stock	—	—	—	—	1,212,609	—	—	—	6,560	—	—	6,560
Stock-based compensation expense	—	—	—	—	—	—	—	—	616	—	—	616
Net loss	—	—	—	—	—	—	—	—	—	—	(8,720)	(8,720)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	91	—	91
Balance as of December 31, 2020	371,396	$1,100	1,071,237	$3,941	1,212,609	$—	4,168,705	$—	$9,917	$40	$(13,946)	$(3,989)
Issuance of common stock	—	—	—	—	—	—	81,000	—	309	—	—	309
Issuance of Series C convertible preferred stock	—	—	—	—	133,090	—	—	—	1,040	—	—	1,040
Stock-based compensation expense	—	—	—	—	—	—	—	—	390	—	—	390
Exercise of stock options	—	—	—	—	—	—	30,000	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	3,739	3,739
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(119)	—	(119)
Balance at December 31, 2021	371,396	$1,100	1,071,237	$3,941	1,345,699	$—	4,279,705	$—	$11,656	$(79)	$(10,207)	$1,370
See accompanying notes to consolidated financial statements.

CEND THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2020	2021
Cash flows from operating activities:
Net income (loss)	$(8,720)	$3,739
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Stock-based compensation	616	390
In-process research and development expenses	6,572	1,350
Changes in operating assets and liabilities:
Tax benefit receivable	370	286
Other current assets	—	(689)
Other current liabilities	24	43
Other long-term liabilities	—	216
Accounts payable	216	44
Accrued expenses	104	310
Net cash provided by (used in) operating activities	(818)	5,689
Cash flows from investing activities:
Acquired in-process research and development	(12)	—
Net cash used in investing activities	(12)	—
Effect of exchange rate changes on cash	(15)	(85)

Net increase (decrease) in cash	(845)	5,604

Cash at beginning of year	1,529	684
Cash at end of year	$684	$6,288

Supplemental noncash financing activities
Issuance of Series C convertible preferred stock in connection with in-process research and development	$6,560	$1,040
Issuance of Common stock in connection with in-process research and development	$—	$309
See accompanying notes to consolidated financial statements.

CEND THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Description of Business
Cend Therapeutics, Inc. (the “Company” or “Cend”), headquartered in San Diego, California, is a biopharmaceutical company dedicated to developing next generation cancer therapies that are designed to overcome the barriers of drug delivery to solid tumors.
The Company was initially formed as DrugCendR, LLC. (“DrugCendR”), on October 22, 2015, and subsequently changed from an LLC to a corporation, and changed its name to Cend Therapeutics. On February 28, 2018, DrugCendR established a wholly-owned Australian subsidiary, DrugCendR Australia Pty Ltd. (“DrugCendR AUS”), in order to conduct clinical activities in Australia for its development candidates.
Liquidity and Going Concern
The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.
Management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2).
The Company has experienced net losses and negative cash flows from operating activities since its inception, aside from the year ended December 31, 2021, as a result of a one-time license payment and a milestone payment from the Exclusive License and Collaboration Agreement with Qilu Pharmaceutical Co., Ltd. (“Qilu”), which rendered net income in 2021 (Note 6). The Company has an accumulated deficit of $10.2 million as of December 31, 2021. In 2021, the Company generated $5.7 million of cash from operations. As of December 31, 2021, the Company had cash of $6.3 million. Management expects operating losses and negative cash flows to continue for at least the next year as the Company continues to incur costs related to ongoing clinical development of its drug candidates. Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date that the consolidated financial statements for the year ended December 31, 2021 are issued.
Management’s ability to continue as a going concern is dependent upon its ability to receive additional funds. Management intends to raise additional capital through equity offerings, debt financings or strategic arrangements with third parties. Additionally, the Company may receive further milestone payments from the Exclusive License and Collaboration Agreement with Qilu. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all, and may not receive any milestone payments. Without additional funds, the Company may be forced to delay, scale back or eliminate some research and development activities, or other operations and potentially delay product development in an effort to provide sufficient funds to continue operations. If any of these events occur, the Company’s ability to develop and commercialize its product candidates would be adversely affected.
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of Cend (a U.S. Corporation) and its wholly owned subsidiary DrugCendR (an Australian corporation). All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates and judgments on historical experience, knowledge of current conditions, and beliefs of what could occur in the future, given the available information. On an ongoing basis, management evaluates such estimates and assumptions for continued reasonableness. In particular, management makes estimates with respect to accruals for research and development activities, for the fair value of common stock and stock-based compensation expense. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ materially from those estimates and assumptions.
Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (the “CODM”). The Company’s CODM is its chief executive officer who reviews financial information together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance. The Company has determined that it operates as a single operating segment. The Company’s CODM evaluates financial information on a consolidated basis. As the Company operates as one operating segment, all required segment financial information is presented in the consolidated financial statements.
Foreign Currency Remeasurement
The Company’s reporting currency is the U.S. Dollar. The functional currency of DrugCendR is the Australian Dollar. The assets and liabilities of DrugCendR are translated into U.S. Dollars at the exchange rates in effect at each balance sheet date, and the results of operations are translated using the average exchange rates prevailing throughout the reporting period. Adjustments resulting from translating foreign functional currency financial statements into U.S. Dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit).
Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company’s cash is held by one financial institution in the U.S. and one financial institution in Australia, which the Company believes to be financially sound, and accordingly, minimal credit risk exists with respect to the financial institutions. At times, the Company’s deposits held in the U.S. may exceed the Federal Depository Insurance Corporation insured limits. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any significant credit risk on these funds.
Fair Value Measurements
The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell and asset or paid to transfer a liability in an orderly transaction between marketplace participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of cash, other current assets, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value because of the short maturity of these items.
Cash
Cash represents funds in the Company’s operating bank accounts. The Company has no cash equivalents.
Commitment and Contingencies
The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.

Redeemable Convertible Preferred Stock
The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including an optional redemption (Note 8), holders of the redeemable convertible preferred stock can cause redemption for cash. Therefore, redeemable convertible preferred stock is classified outside of stockholders’ equity (deficit) on the consolidated balance sheets as events triggering the liquidation are not solely within the Company’s control. No accretion has been recorded as the shares are already recorded at the estimated redemption amounts.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. As the convertible preferred stock is not redeemable, and the shareholders cannot cause the Company to redeem the convertible preferred stock, the convertible preferred stock is classified within stockholders’ equity (deficit) on the consolidated balance sheets.
Revenue Recognition
The Company evaluates license and collaboration arrangements to determine whether units of account within the arrangement exhibit the characteristics of a vendor and customer relationship. For arrangements and units of account where a customer relationship exists, the Company applies the revenue recognition guidance. The Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations. At contract inception, the Company assesses the goods or services promised within each contract and assesses whether each promised good or service is distinct and determines those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Taxes imposed by governmental authorities on the Company's revenue, such as sales taxes and withholding taxes, are excluded from net revenue.
If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. If licenses are bundled with other performance obligations, the Company would utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.
All of the Company’s revenue to date is with one customer, and substantially all relates to license revenue. Given this, there is no disaggregation of revenue required.
Milestones
At the inception of each arrangement that includes milestone payments (variable consideration), the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company or the Company’s collaboration partner’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the Company’s estimate of the overall transaction price. Any such adjustments are allocated on a cumulative catch-up basis to satisfied and partially satisfied performance obligations, with the consideration allocated to an ongoing performance obligation being recognized over the period of performance.

Royalties
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue from any collaborative arrangement.
Research and Development
Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, process development costs, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, including contract manufacturing organizations and contract research organizations. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.
The Company records accrued liabilities for estimated costs of research and development activities conducted by third-party service providers. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers under the service agreements. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. For the years ended December 31, 2020 and 2021, the Company has not experienced any material differences between accrued and actual costs incurred.
Australian Research and Development Tax Incentive
The Company is eligible under the Australian Research and Development Tax Incentive Program (the “Tax Incentive”) to obtain a cash refund from the Australian Taxation Office for eligible research and development expenditures. The Tax Incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the Tax Incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. The Tax Incentive is denominated in Australian dollars and, therefore, the related receivable is remeasured into U.S. Dollars as of each reporting date.
In-process Research and Development Expense
The Company has acquired rights as part of asset acquisitions or in-licenses to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. The Company accounts for contingent consideration payable upon achievement of certain regulatory, development or sales milestones in such asset acquisitions when the underlying contingency is resolved.
Common Stock Valuation
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined based upon a variety of factors, including valuations of the Company’s common stock performed with the assistance of independent third-party valuation specialists; the Company’s stage of development and business strategy, including the status of research and development efforts of its product candidates, and the material risks related to its business and industry; the Company’s business conditions and projections; the Company’s results of operations and financial position, including its levels of available capital resources; the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; the lack of marketability of the Company’s common stock as a private company; the prices of the Company’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock; the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a sale of the Company given prevailing market conditions; trends and developments in its industry; the hiring of key personnel and the experience of management; and external market conditions affecting the life sciences and biotechnology industry sectors. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.
Stock-Based Compensation
The Company recognizes stock-based compensation expense for employee, officer, director and non-employee stock options and restricted stock awards on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur.
The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive income (loss) in the same manner in which the award recipient’s cash compensation costs are classified.
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. As there is no public market for its common stock the Company determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.
Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Comprehensive Income (Loss)
Comprehensive income (loss) is composed of two components — net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of foreign currency translation adjustments.
Net Income (Loss) Per Share
The Company computes net income (loss) per share in accordance with the Financial Accounting Standards Board (FASB) guidance for Earnings Per Share, which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. The guidance requires earnings available to common shareholders for the period, after deduction of preferred stock preferences, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. The Company is not required to present basic and diluted net income (loss) per share for securities other than common stock; therefore, the net income (loss) per share amounts only pertain to the Company’s common stock.
Basic net income (loss) per share is calculated by dividing income (loss) allocable to common shareholders (net income after reduction for any required returns to preferred stock shareholders prior to paying dividends to the common shareholders, assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, during the period.
The Company has used the two-class method to calculate diluted net income (loss) per share for the years ended December 31, 2020 and 2021. Diluted net income per share for the year ended December 31, 2021, also reflects the assumed conversion of options outstanding during the period using the treasury stock method, to the extent dilutive. For purposes of calculating the net loss per share for the year ended December 31, 2020, stock options were not included as their effect would be antidilutive.
The following table sets forth the computation of basic and diluted net income (loss) per share:
	Year Ended December 31,
	2020	2021
Basic Net Income (Loss) per share
Net income (loss)	$(8,720)	$3,739
Less: income allocated to participating securities	—	(1,466)
Net income (loss) attributable to common shareholders	$(8,720)	$2,273
Weighted average common shares outstanding - basic	4,168,705	4,211,256
Net income (loss) per share - basic	$(2.09)	$0.54

Diluted Net Income (Loss) per share
Net income (loss)	$(8,720)	$3,739
Less: income allocated to participating securities	—	(1,303)
Net income (loss) attributable to common shareholders	$(8,720)	$2,436
Weighted average common shares outstanding - basic	4,168,705	4,211,256
Weighted average effect of dilutive stock options	—	864,576
Weighted average common shares outstanding - diluted	4,168,705	5,075,832
Net income (loss) per share - diluted	$(2.09)	$0.48
Potentially dilutive securities as of December 31, 2020 and 2021 are as follows (in common stock equivalent shares):
	As of December 31,
	2020	2021
Series A redeemable convertible preferred stock	371,396	371,396
Series B redeemable convertible preferred stock	1,071,237	1,071,237
Series C convertible preferred stock	1,212,609	1,345,699
Stock Options	2,141,079	2,270,079
Total	4,796,321	5,058,411

3. Accrued Expenses
Accrued expenses consist of the following (in thousands):
	December 31,
	2020	2021
Research and development	$65	$174
Employee related	120	177
Taxes	—	148
Other	42	36
	$227	$535
4. Asset Acquisition
In September 2020, the Company entered into an Asset Purchase Agreement (the “Impilo Agreement”) with Impilo Therapeutics, Inc. (“Impilo”). In accordance with the Impilo Agreement, the Company purchased all the intellectual property rights, know-how and product data of Impilo, as well as certain assumed contracts. The acquired assets expand the Company’s drug delivery capabilities for targeted tissue penetrating delivery of nucleic acid-based medicines for the treatment of solid tumor cancers. The Company’s founding shareholder was a significant shareholder in Impilo prior to the acquisition.
In connection with the Impilo Agreement, the Company issued 1,212,609 shares of a newly created class of Series C convertible preferred stock, with a value of $5.41 per share, for a total value of $6.6 million. The Company recorded the purchase price as in-process research and development expense.
The Impilo Agreement and assumed contracts also allowed for the Company to pursue four license options that were under negotiation by the former shareholders of Impilo at the time of acquisition. If executed by the Company, additional shares (“License Shares”) were to be issued to the original Impilo shareholders. In addition, the Company also assumed the right to pursue a license with the Massachusetts Institute of Technology (“MIT”).
In March 2021 and October 2021, two of the four license options, University of California San Diego (“UCSD”) and Sanford Burnham Prebys (“SBP”), respectively, were executed, and additional License Shares of 66,545 each (Series C shares) were issued to the original Impilo shareholders. The License Shares were valued at $7.82 per share, based on a third-party valuation, for a total value of $1.0 million, which was recorded as in-process research and development expense.
In October 2021, the Company executed a license with MIT, and 81,000 shares of common stock were issued to MIT at $3.82 per share, based on a third-party valuation, for a total value of $0.3 million, which was recorded as in-process research and development expense.
The Company’s founding shareholder held shares in Impilo prior to occurrence of the Impilo Agreement. A total of 331,108 shares of Series C convertible preferred stock were issued to the Company’s founding shareholder in connection with the Impilo acquisition, of which 298,361 were issued in 2020 and 32,747 were issued in 2021. The shares transferred had the same terms as other investors and the amounts recorded as in-process research and development expenses for the years ended December 31, 2020 and 2021, totaled $1.6 million and $0.3 million, respectively.
5. License Agreements
Sanford Burnham Prebys
In December 2015, the Company entered into a license agreement with Sanford Burnham Prebys under which the Company was granted an exclusive, worldwide, royalty-bearing license to certain patent rights and know-how controlled by SBP related to the development of CEND-1. At the time the license agreement was entered into, the Company’s founding shareholder was an executive at SBP. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment in the form of common stock, issuing 540,000 shares in September 2016, at $0.00001 per share (the “License Fee”). In addition, the Company was required to reimburse SBP for past expenses totaling $0.6 million, of which $0.2 million was paid and the remainder was settled with the issuance of 175,707 shares of common stock. The Company is required to pay an annual license maintenance fee of $5,000, increasing to $10,000 on year four of the agreement, and increasing to $20,000 on year seven of the agreement. The Company could also be required to make milestone payments to SBP upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $10.6 million. The Company has also agreed to pay SBP royalties of 4% of net sales of products sold by the Company, or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay SBP 25% of any sublicensing income.
During each of the years ended December 31, 2020 and 2021, the Company paid $10,000 in license maintenance fees, which were recorded to research and development expense. The Company paid $3.8 million in sublicense fees, related to the Qilu upfront payment and milestone payment received, during the year ended December 31, 2021, which were expensed to research and development expense (Note 6). SBP owns 715,707 shares of the Company’s common stock and is a related party.
In October 2021, the Company entered into a license agreement with SBP under which the Company was granted an exclusive, royalty-bearing license to certain patent rights and know-how controlled by SBP. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $50,000, which was recorded to in-process research and development expense. In addition, the Company was required to reimburse SBP for past expenses totaling $67,000, $50,000 of which was paid, and all of which was recorded to in-process research and development expense during the year ended December 31, 2021. In addition, the Company is required to pay an annual license maintenance fee of $20,000, increasing to $30,000 on year four of the agreement. Further, the Company could be required to make milestone payments to SBP upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $23.2 million. The Company has also agreed to pay SBP royalties of 4% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay SBP varying sublicense fees, ranging from 10% to 25%, dependent on when the related milestones are reached.
The agreements will expire upon the later of (i) the final abandonment of all pending patent applications within the licensed patents or (ii) the expiration of the last to expire patent within the licensed patents. The agreements may be terminated in their entirety by the Company at any time by giving SBP sixty days’ prior written notice. The agreements may be terminated in their entirety by SBP if the Company, at any time, defaults in the payment of any sum when due and fails to make such payment within thirty days after receipt of written notice. The agreements may be terminated in their entirety by SBP or the Company in (i) the event of an uncured material breach by the other party, or (ii) in the event the other party (a) files for, or is involuntarily petitioned with, bankruptcy (other than dissolution or winding up for the purposes of reconstruction or amalgamation), (b) makes an assignment of all or substantially all of its assets for the benefit of creditors, or (c) has a receiver or trustee is appointed and is unable to secure a dismissal, stay or other suspension of such proceedings within thirty days. Upon termination of the agreements for any reason, all rights and obligations of the Company with respect to the patents and patent applications shall terminate and revert to SBP.
University of California at San Diego
In March 2021, the Company entered into a license agreement with the University of California at San Diego under which the Company was granted an exclusive, royalty-bearing license to certain patent rights related to the development of nano particles to modulate immune response. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $10,000, which was recorded to in-process research and development expense. In addition, the Company was required to reimburse UCSD for past expenses totaling $18,000, all of which were paid and recorded to in-process research and development expense during the year ended December 31, 2021. In addition, the Company is required to pay an annual license maintenance fee of $5,000. Further, the Company could be required to make milestone payments to UCSD upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $1.2 million. The Company has also agreed to pay UCSD royalties of 1.5% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay UCSD varying sublicense fees, ranging from 10% to 20%, dependent on when the related milestones are reached.

The agreement will expire upon the expiration of the longest-lived patent rights. The agreement may be terminated in its entirety by the Company at any time by giving UCSD ninety days’ prior written notice. The agreement may be terminated in its entirety by UCSD if the Company, at any time, (i) fails to perform or violates any term of the agreement and fails to cure the default within sixty days. Upon termination of the agreement for any reason, UCSD may terminate a sublicensee but will allow the Company to assign any sublicenses to UCSD provided a) that the sublicensee is in good standing upon termination of the agreement with the Company; and b) the sublicensee is not currently involved in litigation as an adverse party to UCSD.
Massachusetts Institute of Technology
In October 2021, the Company entered into a license agreement with the Massachusetts Institute of Technology under which the Company was granted an exclusive, royalty-bearing license to certain patent rights related to the development of tissue specific delivery of interfering RNA. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $15,000, which was recorded to in-process research and development expense. In addition, the Company was required to reimburse MIT for past expenses totaling $75,000, $37,000 of which was paid, and all of which was recorded to in-process research and development expense during the year ended December 31, 2021. In addition, the Company is required to pay an annual license maintenance fee of $20,000, increasing to $25,000 for year two and three of the agreement, increasing to $50,000 on year four of the agreement and thereafter until the first commercial sale, and increasing to $150,000 each year of the agreement after the first sale. Further, the Company could be required to make milestone payments to MIT upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $5.0 million. The Company has also agreed to pay MIT royalties of 2% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay MIT varying sublicense fees, ranging from 3% to 20%, dependent on when the related milestones are reached. Lastly, the Company could be required to pay MIT a change in control fee of $0.3 million if the control of the Company or the agreement is assigned to a third-party. As of December 31, 2021, the Company concluded the change in control event was not probable and therefore no obligation was recorded.
The agreement will expire upon the expiration or abandonment of all valid claims. The agreement may be terminated in its entirety by the Company at any time by giving MIT six months prior written notice. The agreement may be terminated in its entirety by MIT if the Company, at any time, (i) defaults in the payment of any sum when due and fails to make such payment within thirty days after receipt of written notice, or (ii) in the event the Company commits a material breach of its obligations under the agreement (aside from item (i)) and fails to cure that breach within sixty days after receipt of written notice. Upon termination of the agreement for any reason, the rights and licenses granted to the Company shall terminate and revert to MIT. Upon termination of the agreement for any reason, MIT may terminate a sublicensee but will allow the Company to assign any sublicenses to MIT provided that the sublicensee is in good standing upon termination of the agreement with the Company.
6. Research Collaboration and License Agreement
Exclusive License and Collaboration Agreement
In February 2021, the Company entered into an Exclusive License and Collaboration Agreement (the “Qilu Agreement”) in which the Company granted an exclusive license to Qilu for the development and commercialization of CEND-1 in the Territory (defined as the Greater Area of China including China, Macau, Hong Kong, and Taiwan). Under the terms of the agreement, Qilu is solely responsible for the development of CEND-1 in its Territory. In consideration for the license, Qilu made a one-time, non-refundable, non-creditable upfront payment of $10 million to the Company. The Company is also eligible to receive developmental and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%.
Under the terms of the Qilu Agreement, Qilu was also required to file an Investigational New Drug Application (“IND”) and receive approval by the National Medical Products Administration (“NMPA”) in the People’s Republic of China in the Territory within 12 months of the effective date of the arrangement, which would result in a $5 million milestone payment. Qilu was also required to dose its first patient in a Phase I clinical trial in the Territory within six months of the acceptance of the IND, subject to certain extensions, or the Company would have had the option to terminate the Qilu Agreement. In August of 2021, Qilu achieved the regulatory milestone, and the Company received the $5 million milestone payment. Qilu also dosed its first patient within the six-month period.
The Company may also earn an additional $1 million upon completing process optimization and scale up activities and delivering three validation batches of CEND-1in full commercial scale by Qilu or its subcontractor (the “Technology Transfer”). After completing the Technology Transfer, Qilu will be responsible for manufacturing CEND-1 for use in subsequent clinical trials. In the event the Company and its contract manufacturers fail to complete the process optimization and scale up activities, Qilu would have the right to manufacture CEND-1 using its independent manufacturing process and would have no obligation to pay the Technology Transfer milestone payment. Prior to the completion of the Technology Transfer, the Company has agreed to supply CEND-1 to Qilu at cost.
Unless terminated early, the Qilu Agreement will continue in effect until the expiration of all Qilu payment obligations. Either party may terminate the Qilu Agreement if an undisputed material breach by the other party is not cured within a defined period of time, or upon notice for insolvency-related events of the other party that are not discharged within a defined time period. Qilu may terminate the Qilu Agreement in its entirety, at any time with at least sixty days written notice. All right and obligations of Qilu with respect to such licensed patents and patent applications would terminate.
Under the framework of ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), the Company identified two performance obligations, which was the delivery of the license, and a material right related to the supply of CEND-1 prior to the completion of the Technology Transfer. At the onset of the Qilu Agreement, the Technology Transfer was only an option of Qilu, and the Company further determined the fee for the Technology Transfer approximated the standalone selling price and therefore the option would not represent a material right and accordingly, did not represent a performance obligation at the onset of the arrangement. The Company recognized $9.7 million in revenue upon delivery of the license to Qilu in February 2021. The Company initially deferred $0.3 million in revenue for the material right, which will subsequently be recognized as revenue as the clinical supply is delivered.
In August 2021, the Company received $5.0 million from Qilu upon achievement of the first development milestone. In December 2021, the Company provided Qilu with clinical supply material and recognized $51,000 in revenue. As of December 31, 2021, the Company has $0.3 million recorded as deferred revenue, of which $66,000 is included in other current liabilities and $0.2 million is included in other long-term liabilities. There was no deferred revenue as of December 31, 2020.
As of December 31, 2021, the Technology Transfer had not been completed and no payment had been made by Qilu. Additionally, all remaining future development and sales milestones (variable consideration) were fully constrained and will only be recognized upon achievement of the milestones.
7. Commitments and Contingencies
Legal proceedings
In May 2021, the Company received a written threat of litigation on behalf of a Chinese entity called Lingmed Limited (“Lingmed”) claiming Lingmed was entitled to a success fee based on the Company’s Collaboration and License Agreement with Qilu Pharmaceuticals. The Company responded by denying that Lingmed is entitled to a success fee under the terms of their agreement. In May 2022, the Company was served with a complaint filed by Lingmed in the San Diego County Superior Court, alleging claims for breach of contract, fraud and declaratory relief. The Company’s response to the complaint is due on or before June 5, 2022.
In addition, the Company may be involved in litigation or claims arising out of its operations in the normal course of business. Other than the Lingmed matter, there are currently no such other matters, and any such other matters that would, in the opinion of management, be expected to be immaterial with respect to the Company’s consolidated financial position, liquidity, or results of operations.
8. Stockholders’ Equity (Deficit)
Under the Restated Certificate of Incorporation dated April 27, 2021, the Company has a total of 13,600,507 shares of capital stock authorized for issuance, consisting of 10,500,000 shares of common stock, par value of $0.00001 per share, and 3,100,507 shares of preferred stock, par value $0.00001 per share. Shares of authorized preferred stock are designated as 371,396 shares of Series A redeemable convertible preferred stock, 1,250,304 shares of Series B redeemable convertible preferred stock, and 1,478,807 shares of Series C convertible preferred stock.
Preferred Stock
Redeemable convertible preferred stock
In March 2018, the Company executed the Series A Stock Purchase Agreement and issued 371,396 shares of Series A redeemable convertible preferred stock at $2.96 per share for proceeds of $1.1 million.
In September 2019, the Company executed the Series B Stock Purchase Agreement and issued 1,071,237 shares of Series B redeemable convertible preferred stock at $3.68 per share for proceeds of $3.9 million.
Convertible preferred stock
In connection with the Impilo Asset Purchase Agreement (Note 4), the Company issued a total of 1,345,699 shares of Series C convertible preferred stock.
The Company’s preferred stock has the following characteristics applicable to all classes, unless otherwise specified:
Dividends
Each holder of preferred stock is entitled to receive dividends when and if declared by the board of directors, pro rata and on a pari passu basis according to the number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holders. Dividends are noncumulative, and no cash dividends have been declared to date.
Conversion
Each share of preferred stock is convertible without payment of additional consideration at the option of the holder any time after the issuance date into shares of common stock determined by dividing the original issuance price by the conversion price. The conversion price of the preferred stock is initially equal to the original issuance price and is subject to certain adjustments. The preferred stock is subject to a mandatory conversion in the event (i) that there is a closing of the sale of shares of common stock to the public at a pre-equity valuation of at least $100 million, resulting in at least $15 million in gross proceeds to the Company, in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the board of directors or (ii) upon the vote or written consent for such conversion from the Requisite Holders (defined as holders of at least a majority of the outstanding shares of preferred stock, voting as a single class on an as-converted basis). As of December 31, 2020 and 2021, all series of preferred stock are convertible into shares of common stock on a one-to-one basis.
Liquidation
Holders of the Series B preferred stock are entitled to receive liquidation preferences at the Series B original issue price, plus all accrued and declared but unpaid dividends. After full payment of the liquidation preference to the holders of the Series B preferred stock, the holders of the Series A preferred stock are entitled to receive liquidation preferences at the Series A original issue price, plus all accrued and declared but unpaid dividends. After full payment of the liquidation preference to the holders of the Series B preferred stock and Series A preferred stock, the holders of the Series C preferred stock are entitled to receive liquidation preferences at the Series C original issue price, plus all accrued and declared but unpaid dividends.
The remaining assets, if any, will be distributed ratably to the holders of the Series B preferred stock, Series A preferred stock and common stock, pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation.

Voting rights
The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters.
Redemption rights and classification
The holders of Series A and Series B redeemable convertible preferred stock have redemption rights. At any time on or after the sixth anniversary of the March 6, 2018 Restated Certificate of Incorporation, the Requisite Holders may provide written notice requesting redemption of all shares of redeemable convertible preferred stock at a price equal to the original issue price, plus all declared but unpaid dividends. Subject to the Company’s election for an initial nine-month deferral, the redemption shall be paid in three annual installments commencing not more than sixty days after the written notice. As a result, the Company has classified the redeemable convertible preferred stock outside of stockholders’ equity (deficit) on the consolidated balance sheets as the stock is contingently redeemable.
The holders of Series C preferred stock do not have any redemption rights. Additionally, as the majority of the Company’s voting shares are held by common stock shareholders, the preferred shareholders cannot use their vote to force a liquidation. Therefore, the Company has classified the convertible Series C preferred stock within stockholders’ equity (deficit) on the consolidated balance sheets.
Common stock
As of December 31, 2020 and 2021, the Company had 10,000,000 and 10,500,000 shares, respectively, of its common stock authorized. As of December 31, 2020 and 2021, the Company had 4,168,705 and 4,279,705 shares, respectively, of its common stock issued and outstanding.
Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends when and if declared by the board of directors. No cash dividends have been declared by the board of directors during the years ended December 31, 2020 and 2021. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities and the liquidation value of the preferred stock then outstanding. The common stock has no preemptive rights, conversion rights or redemption rights. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
The Company has reserved the following shares of common stock for issuance, on an as-converted basis, as follows:
	December 31,
	2020	2021
Redeemable convertible preferred stock	1,442,633	1,442,633
Convertible preferred stock	1,212,609	1,345,699
Stock options issued and outstanding	2,141,079	2,270,079
Authorized for future stock awards or option grants	1,041,621	882,621
Total	5,837,942	5,941,032
9. Stock-Based Compensation
2016 Equity Incentive Plan
In September 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”), which provides for the grant of incentive stock options, non-statutory stock options, stock bonuses, and rights to acquire restricted stock to employees, directors, and consultants of the Company. As of December 31, 2020 and 2021, the number of shares reserved under the Plan was 3,217,700. As of December 31, 2020 and 2021, the number of shares issued and outstanding under the Plan was 2,141,079 and 2,270,079, respectively. As of December 31, 2020 and 2021, the number of shares available for grant under the Plan was 1,041,621 and 882,621, respectively.
Options granted under the Plan are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant, or in the case of grants to a 10% shareholder, five years from the date of grant. The exercise price of each option shall be determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. In the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted, unless the option is granted pursuant to an assumption of or substitution for another option. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s stock at the date of grant.
Stock Option Activity
A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share and per share amounts and years):
	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2020	2,141,079	$1.82	8.81	$473
Options granted	159,000	3.82	—
Options exercised	(30,000)	0.01	—
Options cancelled and forfeited	—	—	—
Balance at December 31, 2021	2,270,079	$1.98	8.00	$4,174

Vested and exercisable at December 31, 2021	1,548,579	$1.83	7.53	$3,086
For the years ended December 31, 2020 and 2021, the total fair value of options that vested during each year was $0.5 million.
There were no options exercised during the year ended December 31, 2020. There was one option exercised during the year ended December 31, 2021, with an aggregate intrinsic value of $0.1 million.
The weighted-average grant date fair value of employee and non-employee option grants during the years ended December 31, 2020 and 2021 was $1.19 per share and $2.32 per share, respectively.
Stock-Based Compensation Expense
The Company recognized stock-based compensation expense of $0.6 million and $0.4 million for the years ended December 31, 2020 and 2021. The assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock option grants were as follows:
	Year Ended December 31,
	2020	2021
Risk-free interest rate	0.4% - 1.6%	1.3%
Expected volatility	75% - 76%	72%
Expected term (in years)	5.3	5.3
Expected dividend yield	0%	0%
In determining the fair value of the stock options granted, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.
Risk-free interest rate – The risk-free rate assumption is based on the U.S. Treasury instruments, the terms of which were consistent with the expected term of the Company’s stock options.
Expected volatility – Due to the Company’s limited operating history and lack of company-specific historical or implied volatility as a private company, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available.
Expected term – The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The Company uses the simplified method for estimating the expected term as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.
Expected dividend yield – The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.
Forfeitures – The Company reduces stock-based compensation expense for actual forfeitures during the period.
As of December 31, 2021, the unrecognized compensation cost related to outstanding employee options was $0.4 million and is expected to be recognized as expense over approximately 3.5 years. Unrecognized compensation cost related to outstanding nonemployee options was $0.5 million as of December 31, 2021 and is expected to be recognized as expense over approximately 2.1 years.
10. Australia Research and Development Tax Incentive
The Company’s Australian subsidiary, which conducts core research and development activities, is eligible to receive a 43.5% refundable tax incentive for qualified research and development activities. For the year ended December 31, 2021, $0.5 million was recorded as a reduction of research and development expenses in the consolidated statements of operations, as the Company determined that it met the eligibility criteria and the amounts claimed are expected by received shortly after the related tax returns are filed. For the year ended December 31, 2020, $0.3 million was recorded as a reduction of research and development expenses in the consolidated statements of operations, as the Company determined that it met the eligibility criteria and subsequently collected the tax incentives after filing the related tax returns.
11. Related Party Transactions
Consulting Arrangements
The Company has an advisory consulting agreement with the founding shareholder, who is also a member on the Board of Directors. During the years ended December 31, 2020 and 2021, the Company incurred and paid $0 and $45,000, respectively, which was recorded to research and development expense. As of December 31, 2020 and 2021, the Company has a prepayment of $0 and $5,000, respectively, relating to the agreement included within other current assets on the consolidated balance sheets.
Other Transactions
As discussed in Note 4, the Company entered into an asset purchase agreement with Impilo, which included several additional license agreements, all of which were paid for with the newly created class of Series C preferred stock, and one of the investors was the Company’s founding shareholder. During the years ended December 31, 2020 and 2021, the Company recorded $1.6 million and $0.3 million, respectively, related to this agreement, which was recorded to in-process research and development expense.
As discussed in Note 5, the Company has license agreements with SBP, who owns 715,707 shares of the Company’s common stock. During the years ended December 31, 2020 and 2021, the Company incurred $26,000 and $3.8 million, respectively, related to the license agreements, which was recorded to research and development expense. During the years ended December 31, 2020 and 2021, the Company incurred $0 and $0.1 million, respectively, related to the license agreements, which was recorded to in-process research and development expense. As of December 31, 2020 and 2021, $26,000 and $0, respectively, of these expenses, respectively, is included in accounts payable within the consolidated balance sheets, and $12,000 and $27,000, respectively, of these expenses, respectively, is included in accrued expenses within the consolidated balance sheets. As of December 31, 2020 and 2021, the Company has a prepayment of $0 and $9,000, respectively, relating to the agreements included within other current assets on the consolidated balance sheets.

12. Income Taxes
The Company’s income (loss) before provision (benefit) for income taxes for the years ended December 31, 2020 and 2021, respectively, were generated in the following jurisdictions (in thousands):
	Years Ended December 31,
	2020	2021
Domestic	(8,180)	5,447
Foreign	(540)	(1,538)
Worldwide Income	$(8,720)	$3,909
A reconciliation of income tax expense (benefit) for the years ended December 31, 2020 and 2021 is as follows (in thousands):
	Year Ended December 31,
	2020	2021
Current:
Federal	—	170
State	—	—
Foreign	—	1,684
Total current income tax expense	—	1,854

Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred income tax expense	—	—
Total income tax expense	$—	$1,854
During 2021, $1.7 million of foreign income tax was withheld related to the Qilu Agreement and the related delivery of the exclusive license and achievement of the first development milestone (Note 6). This foreign income tax expense has been presented as an offset to the revenue on the consolidated statements of operations.
A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2020 and 2021, is as follows (in thousands):
	Year Ended December 31,
	2020	2021
Statutory federal income tax rate	(1,831)	821
State income taxes	1	—
Acquired R&D	1,380	218
Foreign rate differential including withholding tax	48	1,795
Foreign tax credits	—	(1,330)
Research credits	—	(94)
Other	76	34
Change in valuation allowance	326	410
Total income tax expense	$—	$1,854

Significant components of the Company’s deferred income taxes for the years ended December 31, 2020 and 2021, respectively, is as follows (in thousands):
	Year Ended December 31,
	2020	2021
Deferred tax assets:
Intangibles	—	815
Net operating loss carryforwards	840	383
Stock-based compensation	102	150
Other	18	16

Total gross deferred tax assets	960	1,364
Valuation allowance	(960)	(1,364)
Net deferred tax assets	$—	$—
Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Due to uncertainties surrounding the realizability of the deferred tax assets, the Company maintains a full valuation allowance against its deferred tax assets as of December 31, 2021 and 2020. During the year ended December 31, 2021, the valuation allowance increased by $0.4 million.
At December 31, 2021, the Company had state and foreign net operating losses, or NOL, carryforwards of approximately $4.3 million and $1.3 million, respectively. The state NOLs will begin to expire in 2036 unless previously utilized. The foreign NOLs will carryforward indefinitely.
At December 31, 2021, the Company had state research credit carryforwards of approximately $48,000 that will carryforward indefinitely.
Utilization of the Company’s NOL and R&D credit carryforwards may be subject to substantial annual limitations in the event a cumulative ownership change has occurred, or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an “ownership change,” as defined by Section 382 of the Code, results from a transaction, or series of transactions over a three-year period, resulting in an ownership change of more than 50% of the outstanding common stock of a company by certain stockholders or public groups. Such an ownership change may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. If ownership changes occur in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate. The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination by tax authorities. The Company does not expect that there will be a significant change in the unrecognized tax benefits over the next twelve months. Further, due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the effective tax rate.

The following table summarizes the changes to the Company’s gross unrecognized tax benefits for the years ended December 31, 2020 and 2021, respectively (in thousands):
	Year Ended December 31,
	2020	2021
Balance at beginning of year	237	310
Increases (decreases) related to prior year tax positions	—	—
Increases related to current year tax positions	73	34
Decreases due to settlements	—	—
Expiration of the statute of limitations for the assessment of taxes	—	—
Other	—	—
Balance at end of year	$310	$344
As of December 31, 2020 and 2021, the Company had unrecognized tax benefits of $0.3 million and $0.3 million, respectively, which if recognized currently, should not impact the effective tax rate due to the Company maintaining a full valuation allowance. The Company does not expect that there will be a significant change in the unrecognized tax benefit over the next twelve months. The Company’s policy is to recognize interest and penalties related to income tax matters as income tax expense. The Company had no accrual for interest or penalties on the Company’s balance sheets as of December 31, 2020 or 2021, and has not recognized interest and/or penalties in the statement of operations and comprehensive loss for the years ended December 31, 2020 and 2021.
The Company is subject to taxation in the United States, California, and Australia. As of December 31, 2021, the Company’s tax years are subject to examination by the tax authorities from 2018 and forward for Federal tax purposes and 2017 and forward for California and Australia tax purposes. However, to the extent allowed by law, the tax authorities may have the right to examine the period from inception forward where NOLs and credits were generated and carried forward and make adjustments to the amount of the NOL and credit carryforward amounts. The Company is not currently under examination by any federal, state, or foreign tax authority.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES” Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss carryforwards generated in taxable years beginning after December 31, 2017, to offset 100% of taxable income for taxable years beginning before January 1, 2021, and 80% of taxable income in taxable years beginning after December 31, 2020. In addition, the CARES Act allows net operating losses incurred in taxable years beginning after December 31, 2017, and before January 1, 2021, to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act also temporarily increased the business interest expense limitation from 30% of adjusted taxable income (“ATI”) to 50% of ATI for tax years 2019 and 2020, and allowed taxpayers to elect to use their 2019 ATI to compute their 2020 limitation. The legislation also included a technical correction related to qualified improvement property. The impact of the CARES Act was not material to the Company’s financial statements.
On June 29, 2020, the state of California enacted Assembly Bill No. 85 (“AB 85”) suspending California net operating loss utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020 and 2021. There was no material impact from the provisions of AB 85 on the Company's financial statements.
In December 2019, the FASB issued ASU No. 2019-12 Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board issued this Update as part of its Simplification Initiative to improve areas of GAAP and reduce cost and complexity while maintaining usefulness. The ASU removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2021. The Company early adopted this standard as of January 1, 2021. The adoption did not have a significant impact on the Company’s financial results.

13. Subsequent Events
The Company evaluated subsequent events for recognition and measurement purposes through May 20, 2022, the date the consolidated financial statements were issued.
Merger Agreement
On April 26, 2022, the Company entered into an agreement and plan of merger (“Merger Agreement”) with Caladrius Biosciences, Inc. (“Caladrius”), a Delaware corporation and CS Cedar Merger Sub, Inc., a wholly-owned subsidiary of Caladrius (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Caladrius and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement and the Merger were approved by the members of the board of directors of the Company (the “Board”).
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Company common stock will be converted into the right to receive a number of shares of Caladrius common stock (“Caladrius Common Stock”) equal to the exchange ratio described below; and (b) each outstanding Company stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Caladrius.
Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the Company’s former stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and stockholders of Caladrius as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on Caladrius’ net cash balance at the time of closing and the amount of any transaction expenses of the Company in excess of $0.3 million at the time of closing.
Concurrently with the execution of the Merger Agreement and in order to provide the Company with capital for its development programs prior to the closing of the Merger, Caladrius and the Company entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Caladrius agreed to purchase from the Company 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10.0 million in the aggregate. The Series D Preferred Stock ranks senior to the Company’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with the Company’s common stockholders and other preferred stockholders thereafter on an as-converted basis. The Series D Preferred Stock shall vote with the common stock on an as-converted basis on any matters presented to the stockholders of the Company. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Company common stock as is determined by dividing the Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Company common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Company common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250.0 million, resulting in at least $50.0 million of gross proceeds to the Company. The closing of the Merger is subject to certain conditions, including, among other things, approval by the stockholders of Caladrius and the Company, and Caladrius’ satisfaction of a minimum net cash threshold at closing of $64.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Company stockholders) holding approximately 77.5% of the outstanding Company capital stock have entered into support agreements with Caladrius to vote all of their shares of Company capital stock in favor of adoption of the Merger Agreement (the “Cend Support Agreements”) and (ii) certain executive officers and directors of Caladrius (solely in their respective capacities as Caladrius stockholders) holding approximately 1.8% of the outstanding Caladrius common stock have entered into support agreements with the Company to vote all of their shares of Caladrius common stock in favor of approval of the Merger Agreement (the “Caladrius Support Agreements,” together with the Cend Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Caladrius and Cend held by the respective signatories thereto.
The Merger Agreement contains certain termination rights for both Caladrius and the Company, and further provides that, upon termination of the Merger Agreement under specified circumstances, Caladrius may be required to pay the Company a termination fee of $1.0 million, and the Company may be required to pay Caladrius a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.

CEND THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
	December 31,	March 31,
	2021	2022
Assets
Current assets:
Cash	$6,288	$4,716
Tax incentive receivable	509	867
Other current assets (including related party amounts of $14 and $12, respectively)	690	849
Total current assets	7,487	6,432
Total assets	$7,487	$6,432
Liabilities, convertible preferred stock, and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$259	$635
Accrued expenses (including related party amounts of $27 and $30, respectively)	535	413
Other current liabilities	66	52
Total current liabilities	860	1,100
Other long-term liabilities	216	216
Total liabilities	1,076	1,316

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.00001 par value; 371,396 shares authorized as of December 31, 2021 and March 31, 2022; 371,396 shares issued and outstanding as of December 31, 2021 and March 31, 2022; $1.1 million liquidation preference as of December 31, 2021 and March 31, 2022	1,100	1,100
Series B redeemable convertible preferred stock, $0.00001 par value; 1,250,304 shares authorized as of December 31, 2021 and March 31, 2022; 1,071,237 shares issued and outstanding as of December 31, 2021 and March 31, 2022; $3.9 million liquidation preference as of December 31, 2021 and March 31, 2022	3,941	3,941
Stockholders' equity:
Series C convertible preferred stock, $0.00001 par value; 1,478,807 shares authorized as of December 31, 2021 and March 31, 2022; 1,345,699 shares issued and outstanding as of December 31, 2021 and March 31, 2022; $7.3 million liquidation preference as of December 31, 2021 and March 31, 2022	—	—
Common stock, $0.00001 par value; 10,500,000 shares authorized as of December 31, 2021 and March 31, 2022; 4,279,705 shares issued and outstanding as of December 31, 2021 and March 31, 2022	—	—
Additional paid-in capital	11,656	11,750
Accumulated other comprehensive loss	(79)	(39)
Accumulated deficit	(10,207)	(11,636)
Total stockholders' equity	1,370	75
Total liabilities, convertible preferred stock, and stockholders' equity	$7,487	$6,432
See accompanying notes to the condensed consolidated financial statements.

CEND THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
	Three Months Ended March 31,
	2021	2022
Net revenues	$9,736	$178

Operating expenses:
Research and development (including related party amounts of $2,522 and $27, respectively)	3,200	1,291
In-process research and development (including related party amounts of $128 and $0, respectively)	520	—
General and administrative	237	316
Total operating expenses	3,957	1,607
Operating income (loss)	5,779	(1,429)

Other income:
Interest income	—	—
Total other income	—	—
Income (loss) before income taxes	5,779	(1,429)
Income tax expense	192	—
Net income (loss)	$5,587	$(1,429)

Income allocable to participating securities	$(2,166)	$—
Net income (loss) attributable to common shareholders	$3,421	$(1,429)
Net income (loss) per share attributable to common shareholders:
Basic	$0.82	$(0.33)
Diluted	$0.73	$(0.33)
Weighted-average common shares outstanding:
Basic	4,194,705	4,279,705
Diluted	5,038,088	4,279,705
See accompanying notes to the condensed consolidated financial statements.

CEND THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)
	Three Months Ended March 31,
	2021	2022
Net income (loss)	$5,587	$(1,429)
Cumulative translation adjustment arising during the period	(8)	40
Comprehensive income (loss)	$5,579	$(1,389)
See accompanying notes to the condensed consolidated financial statements.

CEND THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	371,396	$1,100	1,071,237	$3,941	1,212,609	$—	4,168,705	$—	$9,917	$40	$(13,946)	$(3,989)
Issuance of Series C convertible preferred stock	—	—	—	—	66,545	—	—	—	520	—	—	520
Stock-based compensation expense	—	—	—	—	—	—	—	—	117	—	—	117
Exercise of stock options	—	—	—	—	—	—	30,000	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	5,587	5,587
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(8)	—	(8)
Balance at March 31, 2021	371,396	$1,100	1,071,237	$3,941	1,279,154	$—	4,198,705	$—	$10,554	$32	$(8,359)	$2,227

Balance at December 31, 2021	371,396	$1,100	1,071,237	$3,941	1,345,699	$—	4,279,705	$—	$11,656	$(79)	$(10,207)	$1,370
Stock-based compensation expense	—	—	—	—	—	—	—	—	94	—	—	94
Net loss	—	—	—	—	—	—	—	—	—	—	(1,429)	(1,429)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	40	—	40
Balance at March 31, 2022	371,396	$1,100	1,071,237	$3,941	1,345,699	$—	4,279,705	$—	$11,750	$(39)	$(11,636)	$75
See accompanying notes to the condensed consolidated financial statements.

CEND THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
	Three Months Ended March 31,
	2021	2022
Cash flows from operating activities:
Net income (loss)	$5,587	$(1,429)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Stock-based compensation	117	94
In-process research and development expenses	520	—

Changes in operating assets and liabilities:
Tax benefit receivable	(39)	(342)
Other current assets	—	(156)
Other current liabilities	(8)	(14)
Other long-term liabilities	284	—
Accounts payable	477	371
Accrued expenses	2,394	(121)
Net cash provided by (used in) operating activities	9,332	(1,597)

Effect of exchange rate changes on cash	1	25

Net increase (decrease) in cash	9,333	(1,572)

Cash at beginning of period	684	6,288
Cash at end of period	$10,017	$4,716

Supplemental noncash financing activities
Issuance of Series C convertible preferred stock in connection with in-process research and development	$520	$—
See accompanying notes to the condensed consolidated financial statements.

CEND THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Description of Business
Cend Therapeutics, Inc. (the “Company” or “Cend”), headquartered in San Diego, California, is a biopharmaceutical company dedicated to developing next generation cancer therapies that are designed to overcome the barriers of drug delivery to solid tumors.
The Company was initially formed as DrugCendR, LLC. (“DrugCendR”), on October 22, 2015, and subsequently changed from an LLC to a corporation, and changed its name to Cend Therapeutics. On February 28, 2018, DrugCendR established a wholly-owned Australian subsidiary, DrugCendR Australia Pty Ltd. (“DrugCendR AUS”), in order to conduct clinical activities in Australia for its development candidates.
Liquidity and Going Concern
The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.
Management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2).
The Company has experienced net losses and negative cash flows from operating activities since its inception, aside from the year ended December 31, 2021, as a result of a one-time license payment and a milestone payment from the Exclusive License and Collaboration Agreement with Qilu Pharmaceutical Co., Ltd. (“Qilu”), which rendered net income in 2021 (Note 6). The Company has an accumulated deficit of $11.6 million as of March 31, 2022. For the three months ended March 31, 2022, the Company used $1.6 million of cash in operations. As of March 31, 2022, the Company had cash of $4.7 million. Management expects operating losses and negative cash flows to continue for at least the next year as the Company continues to incur costs related to ongoing clinical development of its drug candidates. Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date that the condensed consolidated financial statements for the three months ended March 31, 2022, are issued.
Management’s ability to continue as a going concern is dependent upon its ability to receive additional funds. Management intends to raise additional capital through equity offerings, debt financings or strategic arrangements with third parties. Additionally, the Company may receive further milestone payments from the Exclusive License and Collaboration Agreement with Qilu. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all, and may not receive any milestone payments. Without additional funds, the Company may be forced to delay, scale back or eliminate some research and development activities, or other operations and potentially delay product development in an effort to provide sufficient funds to continue operations. If any of these events occur, the Company’s ability to develop and commercialize its product candidates would be adversely affected.
2.	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of Cend (a U.S. Corporation) and its wholly owned subsidiary DrugCendR (an Australian corporation). All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the interim periods presented. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2021.
The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the years ended December 31, 2020 and 2021, included elsewhere in this registration statement. Since the date of those consolidated financial statements, there have been no changes to its significant accounting policies.
Net Income (Loss) Per Share
The Company computes net income (loss) per share in accordance with the FASB guidance for Earnings Per Share, which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. The guidance requires earnings available to common shareholders for the period, after deduction of preferred stock preferences, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. The Company is not required to present basic and diluted net income (loss) per share for securities other than common stock; therefore, the net income (loss) per share amounts only pertain to the Company’s common stock.
Basic net income (loss) per share is calculated by dividing income (loss) allocable to common shareholders (net income after reduction for any required returns to preferred stock shareholders prior to paying dividends to the common shareholders, assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, during the period.
The Company has used the two-class method to calculate diluted net income (loss) per share for the three months ended March 31, 2021 and 2022. Diluted net income per share for the three months ended March 31, 2021, also reflects the assumed conversion of options outstanding during the period using the treasury stock method, to the extent dilutive. For purposes of calculating the net loss per share for the three months ended March 31, 2022, stock options were not included as their effect would be antidilutive.
The following table sets forth the computation of basic and diluted net income (loss) per share:
	Three Months Ended March 31,
	2021	2022
Basic Net Income (Loss) per share
Net income (loss)	$5,587	$(1,429)
Less: income allocated to participating securities	(2,166)	—
Net income (loss) attributable to common shareholders	$3,421	$(1,429)
Weighted average common shares outstanding - basic	4,194,705	4,279,705
Net income (loss) per share - basic	$0.82	$(0.33)

Diluted Net Income (Loss) per share
Net income (loss)	$5,587	$(1,429)
Less: income allocated to participating securities	(1,928)	—
Net income (loss) attributable to common shareholders	$3,659	$(1,429)
Weighted average common shares outstanding - basic	4,194,705	4,279,705
Weighted average effect of dilutive stock options	843,383	—
Weighted average common shares outstanding - diluted	5,038,088	4,279,705
Net income (loss) per share - diluted	$0.73	$(0.33)

Potentially dilutive securities as of March 31, 2021 and 2022 are as follows (in common stock equivalent shares):
	Three Months Ended March 31,
	2021	2022

Series A redeemable convertible preferred stock	371,396	371,396
Series B redeemable convertible preferred stock	1,071,237	1,071,237
Series C convertible preferred stock	1,279,154	1,345,699
Stock Options	2,111,079	2,270,079
Total	4,832,866	5,058,411
3.	Accrued Expenses
Accrued expenses consist of the following (in thousands):
	December 31,	March 31,
	2021	2022

Research and development	$ 174	$ 340
Employee related	177	57
Taxes	148	—
Other	36	16
	$ 535	$ 413
4.	Asset Acquisition
In September 2020, the Company entered into an Asset Purchase Agreement (the “Impilo Agreement”) with Impilo Therapeutics, Inc. (“Impilo”). In accordance with the Impilo Agreement, the Company purchased all the intellectual property rights, know-how and product data of Impilo, as well as certain assumed contracts. The acquired assets expand the Company’s drug delivery capabilities for targeted tissue penetrating delivery of nucleic acid-based medicines for the treatment of solid tumor cancers. The Company’s founding shareholder was a significant shareholder in Impilo prior to the acquisition.
In connection with the Impilo Agreement, the Company issued 1,212,609 shares of a newly created class of Series C convertible preferred stock, with a value of $5.41 per share, for a total value of $6.6 million. The Company recorded the purchase price as in-process research and development expense during the year ended December 31, 2020.
The Impilo Agreement and assumed contracts also allowed for the Company to pursue four license options that were under negotiation by the former shareholders of Impilo at the time of acquisition. If executed by the Company, additional shares (“License Shares”) were to be issued to the original Impilo shareholders. In addition, the Company also assumed the right to pursue a license with the Massachusetts Institute of Technology (“MIT”).
In March 2021 and October 2021, two of the four license options, University of California San Diego (“UCSD”) and Sanford Burnham Prebys (“SBP”), respectively, were executed, and additional License Shares of 66,545 each (Series C shares) were issued to the original Impilo shareholders. The License Shares were valued at $7.82 per share, based on a third-party valuation, for a total value of $1.0 million, of which $0.5 million was recorded as in-process research and development expense during the three months ended March 31, 2021.
In October 2021, the Company executed a license with MIT, and 81,000 shares of common stock were issued to MIT at $3.82 per share, based on a third-party valuation, for a total value of $0.3 million
The Company’s founding shareholder held shares in Impilo prior to occurrence of the Impilo Agreement. A total of 331,108 shares of Series C convertible preferred stock were issued to the Company’s founding shareholder in connection with the Impilo acquisition, of which 298,361 were issued in 2020 and 32,747 were issued in 2021. The shares transferred had the same terms as other investors and the amounts recorded as in-process research and development expenses for the three months ended March 31, 2021 and 2022, totaled $0.1 million and $0, respectively.

5.	License Agreements
Sanford Burnham Prebys
In December 2015, the Company entered into a license agreement with Sanford Burnham Prebys under which the Company was granted an exclusive, worldwide, royalty-bearing license to certain patent rights and know-how controlled by SBP related to the development of CEND-1. At the time the license agreement was entered into, the Company’s founding shareholder was an executive at SBP. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment in the form of common stock, issuing 540,000 shares in September 2016, at $0.00001 per share (the “License Fee”). In addition, the Company was required to reimburse SBP for past expenses totaling $0.6 million, of which $0.2 million was paid and the remainder was settled with the issuance of 175,707 shares of common stock. The Company is required to pay an annual license maintenance fee of $5,000, increasing to $10,000 on year four of the agreement, and increasing to $20,000 on year seven of the agreement. The Company could also be required to make milestone payments to SBP upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $10.6 million. The Company has also agreed to pay SBP royalties of 4% of net sales of products sold by the Company, or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay SBP 25% of any sublicensing income.
During the three months ended March 31, 2021 and 2022, the Company amortized $0 and $2,500 of license maintenance fees and accrued for $2.5 million and $0 in sublicense fees related to the Qilu upfront payment (Note 6), which were recorded to research and development expense. SBP owns 715,707 shares of the Company’s common stock as of December 31, 2021 and March 31, 2022, and is a related party.
In October 2021, the Company entered into a license agreement with SBP under which the Company was granted an exclusive, royalty-bearing license to certain patent rights and know-how controlled by SBP. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $50,000, which was paid and recorded to in-process research and development expense in November 2021. In addition, the Company is required to pay an annual license maintenance fee of $20,000, increasing to $30,000 on year four of the agreement. Further, the Company could be required to make milestone payments to SBP upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $23.2 million. The Company has also agreed to pay SBP royalties of 4% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay SBP varying sublicense fees, ranging from 10% to 25%, dependent on when the related milestones are reached.
The agreements will expire upon the later of (i) the final abandonment of all pending patent applications within the licensed patents or (ii) the expiration of the last to expire patent within the licensed patents. The agreements may be terminated in their entirety by the Company at any time by giving SBP sixty days’ prior written notice. The agreements may be terminated in their entirety by SBP if the Company, at any time, defaults in the payment of any sum when due and fails to make such payment within thirty days after receipt of written notice. The agreements may be terminated in their entirety by SBP or the Company in (i) the event of an uncured material breach by the other party, or (ii) in the event the other party (a) files for, or is involuntarily petitioned with, bankruptcy (other than dissolution or winding up for the purposes of reconstruction or amalgamation), (b) makes an assignment of all or substantially all of its assets for the benefit of creditors, or (c) has a receiver or trustee is appointed and is unable to secure a dismissal, stay or other suspension of such proceedings within thirty days. Upon termination of the agreements for any reason, all rights and obligations of the Company with respect to the patents and patent applications shall terminate and revert to SBP.
University of California at San Diego
In March 2021, the Company entered into a license agreement with the University of California at San Diego under which the Company was granted an exclusive, royalty-bearing license to certain patent rights related to the development of nano particles to modulate immune response. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $10,000, which was accrued for and recorded to in-process research and development expense as of March 31, 2021. In addition, the Company was required to reimburse UCSD for past expenses totaling $18,000. In addition, the Company is required to pay an annual license maintenance fee of $5,000 beginning in March 2022, which was paid in February 2022. Further, the Company could be required to make milestone payments to UCSD upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $1.2 million. The Company has also agreed to pay UCSD royalties of 1.5% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay UCSD varying sublicense fees, ranging from 10% to 20%, dependent on when the related milestones are reached.
The agreement will expire upon the expiration of the longest-lived patent rights. The agreement may be terminated in its entirety by the Company at any time by giving UCSD ninety days’ prior written notice. The agreement may be terminated in its entirety by UCSD if the Company, at any time, (i) fails to perform or violates any term of the agreement and fails to cure the default within sixty days. Upon termination of the agreement for any reason, UCSD may terminate a sublicensee but will allow the Company to assign any sublicenses to UCSD provided a) that the sublicensee is in good standing upon termination of the agreement with the Company; and b) the sublicensee is not currently involved in litigation as an adverse party to UCSD.
Massachusetts Institute of Technology
In October 2021, the Company entered into a license agreement with the Massachusetts Institute of Technology under which the Company was granted an exclusive, royalty-bearing license to certain patent rights related to the development of tissue specific delivery of interfering RNA. The agreement provides the Company with the rights to grant and authorize sublicenses to use, sell, and otherwise exploit the patent rights. As consideration for the license, the Company made an initial upfront payment of $15,000, which was paid and recorded to in-process research and development expense in December 2021. In addition, the Company is required to pay an annual license maintenance fee of $20,000, increasing to $25,000 for year two and three of the agreement, increasing to $50,000 on year four of the agreement and thereafter until the first commercial sale, and increasing to $150,000 each year of the agreement after the first sale. The Company paid the $20,000 annual license maintenance fee during the three months ended March 31, 2022, and amortized $5,000 to research and development expense. Further, the Company could be required to make milestone payments to MIT upon completion of certain regulatory and commercial milestones. The aggregate potential milestone payments are approximately $5.0 million. The Company has also agreed to pay MIT royalties of 2% of net sales of products sold by the Company or through a sublicense, subject to certain reductions. Additionally, the Company agreed to pay MIT varying sublicense fees, ranging from 3% to 20%, dependent on when the related milestones are reached. Lastly, the Company could be required to pay MIT a change in control fee of $0.3 million if the control of the Company or the agreement is assigned to a third-party. As of March 31, 2022, the Company concluded the change in control event was not probable and therefore no obligation was recorded.
The agreement will expire upon the expiration or abandonment of all valid claims. The agreement may be terminated in its entirety by the Company at any time by giving MIT six months prior written notice. The agreement may be terminated in its entirety by MIT if the Company, at any time, (i) defaults in the payment of any sum when due and fails to make such payment within thirty days after receipt of written notice, or (ii) in the event the Company commits a material breach of its obligations under the agreement (aside from item (i)) and fails to cure that breach within sixty days after receipt of written notice. Upon termination of the agreement for any reason, the rights and licenses granted to the Company shall terminate and revert to MIT. Upon termination of the agreement for any reason, MIT may terminate a sublicensee but will allow the Company to assign any sublicenses to MIT provided that the sublicensee is in good standing upon termination of the agreement with the Company.
6.	Research Collaboration and License Agreement
Exclusive License and Collaboration Agreement
In February 2021, the Company entered into an Exclusive License and Collaboration Agreement (the “Qilu Agreement”) in which the Company granted an exclusive license to Qilu for the development and commercialization of CEND-1 in the Territory (defined as the Greater Area of China including China, Macau, Hong Kong, and Taiwan). Under the terms of the agreement, Qilu is solely responsible for the development of CEND-1 in its Territory. In consideration for the license, Qilu made a one-time, non-refundable, non-creditable upfront payment of $10 million to the Company. The Company is also eligible to receive developmental and commercial milestone payments up to $100 million and $125 million, respectively, tiered royalties on net sales ranging from 10% to 15%, and tiered sublicensing revenues ranging from 12% to 35%.
Under the terms of the Qilu Agreement, Qilu was also required to file an Investigational New Drug Application (“IND”) and receive approval by the National Medical Products Administration (“NMPA”) in the People’s Republic of China in the Territory within 12 months of the effective date of the arrangement, which would result in a $5 million milestone payment. Qilu was also required to dose its first patient in a Phase I clinical trial in the Territory within six months of the acceptance of the IND, subject to certain extensions, or the Company would have had the option to terminate the Qilu Agreement. In August of 2021, Qilu achieved the regulatory milestone, and the Company received the $5 million milestone payment. Qilu also dosed its first patient within the six-month period.
The Company may also earn an additional $1 million upon completing process optimization and scale up activities and delivering three validation batches of CEND-1in full commercial scale by Qilu or its subcontractor (the “Technology Transfer”). After completing the Technology Transfer, Qilu will be responsible for manufacturing CEND-1 for use in subsequent clinical trials. In the event the Company and its contract manufacturers fail to complete the process optimization and scale up activities, Qilu would have the right to manufacture CEND-1 using its independent manufacturing process and would have no obligation to pay the Technology Transfer milestone payment. Prior to the completion of the Technology Transfer, the Company has agreed to supply CEND-1 to Qilu at its cost.
Unless terminated early, the Qilu Agreement will continue in effect until the expiration of all Qilu payment obligations. Either party may terminate the Qilu Agreement if an undisputed material breach by the other party is not cured within a defined period of time, or upon notice for insolvency-related events of the other party that are not discharged within a defined time period. Qilu may terminate the Qilu Agreement in its entirety, at any time with at least sixty days written notice. All right and obligations of Qilu with respect to such licensed patents and patent applications would terminate.
Under the framework of ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), the Company identified two performance obligations, which was the delivery of the license, and a material right related to the supply of CEND-1 prior to the completion of the Technology Transfer. At the onset of the Qilu Agreement, the Technology Transfer was only an option of Qilu, and the Company further determined the fee for the Technology Transfer approximated the standalone selling price and therefore the option would not represent a material right and accordingly, did not represent a performance obligation at the onset of the arrangement. The Company recognized $9.7 million in revenue upon delivery of the license to Qilu in February 2021. The Company initially deferred $0.3 million in revenue for the material right, which will subsequently be recognized as revenue as the clinical supply is delivered.
In August 2021, the Company received $5.0 million from Qilu upon achievement of the first development milestone. In March 2022, the Company provided Qilu with clinical supply material and recognized $0.2 million in revenue. As of March 31, 2022, the Company had $0.2 million recorded as deferred revenue, of which $52,000 was included in other current liabilities and $0.2 million was included in other long-term liabilities. As of December 31, 2021, the Company had $0.3 million recorded as deferred revenue, of which $66,000 was included in other current liabilities and $0.2 million was included in other long-term liabilities.
As of March 31, 2022, the Technology Transfer had not been completed and no payment had been made by Qilu. Additionally, all remaining future development and sales milestones (variable consideration) were fully constrained and will only be recognized upon achievement of the milestones.
7.	Commitments and Contingencies
Legal proceedings
In May 2021, the Company received a written threat of litigation on behalf of a Chinese entity called Lingmed Limited (“Lingmed”) claiming Lingmed was entitled to a success fee based on the Company’s Collaboration and License Agreement with Qilu Pharmaceuticals. The Company responded by denying that Lingmed is entitled to a success fee under the terms of their agreement. In May 2022, the Company was served with a complaint filed by Lingmed in the San Diego County Superior Court, alleging claims for breach of contract, fraud and declaratory relief. The Company’s response to the complaint was filed on June 6, 2022.

In addition, the Company may be involved in litigation or claims arising out of its operations in the normal course of business. Other than the Lingmed matter, there are currently no such other matters, and any such other matters that would, in the opinion of management, be expected to be immaterial with respect to the Company’s consolidated financial position, liquidity, or results of operations.
8.	Stockholders’ Equity (Deficit)
Under the Restated Certificate of Incorporation dated April 27, 2021, the Company has a total of 13,600,507 shares of capital stock authorized for issuance, consisting of 10,500,000 shares of common stock, par value of $0.00001 per share, and 3,100,507 shares of preferred stock, par value $0.00001 per share. Shares of authorized preferred stock are designated as 371,396 shares of Series A redeemable convertible preferred stock, 1,250,304 shares of Series B redeemable convertible preferred stock, and 1,478,807 shares of Series C convertible preferred stock.
Preferred Stock
Redeemable convertible preferred stock
In March 2018, the Company executed the Series A Stock Purchase Agreement and issued 371,396 shares of Series A redeemable convertible preferred stock at $2.96 per share for proceeds of $1.1 million.
In September 2019, the Company executed the Series B Stock Purchase Agreement and issued 1,071,237 shares of Series B redeemable convertible preferred stock at $3.68 per share for proceeds of $3.9 million.
Convertible preferred stock
In connection with the Impilo Asset Purchase Agreement (Note 4), the Company issued a total of 1,345,699 shares of Series C convertible preferred stock.
The Company’s preferred stock has the following characteristics applicable to all classes, unless otherwise specified:
Dividends
Each holder of preferred stock is entitled to receive dividends when and if declared by the board of directors, pro rata and on a pari passu basis according to the number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holders. Dividends are noncumulative, and no cash dividends have been declared to date.
Conversion
Each share of preferred stock is convertible without payment of additional consideration at the option of the holder any time after the issuance date into shares of common stock determined by dividing the original issuance price by the conversion price. The conversion price of the preferred stock is initially equal to the original issuance price and is subject to certain adjustments. The preferred stock is subject to a mandatory conversion in the event (i) that there is a closing of the sale of shares of common stock to the public at a pre-equity valuation of at least $100 million, resulting in at least $15 million in gross proceeds to the Company, in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the board of directors or (ii) upon the vote or written consent for such conversion from the Requisite Holders (defined as holders of at least a majority of the outstanding shares of preferred stock, voting as a single class on an as-converted basis). As of March 31, 2022, all series of preferred stock are convertible into shares of common stock on a one-to-one basis.
Liquidation
Holders of the Series B preferred stock are entitled to receive liquidation preferences at the Series B original issue price, plus all accrued and declared but unpaid dividends. After full payment of the liquidation preference to the holders of the Series B preferred stock, the holders of the Series A preferred stock are entitled to receive liquidation preferences at the Series A original issue price, plus all accrued and declared but unpaid dividends. After full payment of the liquidation preference to the holders of the Series B preferred stock and Series A preferred stock, the holders of the Series C preferred stock are entitled to receive liquidation preferences at the Series C original issue price, plus all accrued and declared but unpaid dividends.
The remaining assets, if any, will be distributed ratably to the holders of the Series B preferred stock, Series A preferred stock and common stock, pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation.
Voting rights
The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters.
Redemption rights and classification
The holders of Series A and Series B redeemable convertible preferred stock have redemption rights. At any time on or after the sixth anniversary of the March 6, 2018 Restated Certificate of Incorporation, the Requisite Holders may provide written notice requesting redemption of all shares of redeemable convertible preferred stock at a price equal to the original issue price, plus all declared but unpaid dividends. Subject to the Company’s election for an initial nine-month deferral, the redemption shall be paid in three annual installments commencing not more than sixty days after the written notice. As a result, the Company has classified the redeemable convertible preferred stock outside of stockholders’ equity (deficit) on the condensed consolidated balance sheets as the stock is contingently redeemable.
The holders of Series C preferred stock do not have any redemption rights. Additionally, as the majority of the Company’s voting shares are held by common stock shareholders, the preferred shareholders cannot use their vote to force a liquidation. Therefore, the Company has classified the convertible Series C preferred stock within stockholders’ equity (deficit) on the condensed consolidated balance sheets.
Common stock
As of December 31, 2021 and March 31, 2022, the Company had 10,500,000 shares of its common stock authorized. As of December 31, 2021 and March 31, 2022, the Company had 4,279,705 shares of its common stock issued and outstanding.
Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends when and if declared by the board of directors. No cash dividends have been declared by the board of directors during the three months ended March 31, 2021 and 2022. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities and the liquidation value of the preferred stock then outstanding. The common stock has no preemptive rights, conversion rights or redemption rights. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
The Company has reserved the following shares of common stock for issuance, on an as-converted basis, as follows:
	December 31,	March 31,
	2021	2022

Redeemable convertible preferred stock	1,442,633	1,442,633
Convertible preferred stock	1,345,699	1,345,699
Stock options issued and outstanding	2,270,079	2,270,079
Authorized for future stock awards or option grants	882,621	882,621
Total	5,941,032	5,941,032

9.	Stock-Based Compensation
2016 Equity Incentive Plan
In September 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”), which provides for the grant of incentive stock options, non-statutory stock options, stock bonuses, and rights to acquire restricted stock to employees, directors, and consultants of the Company. As of March 31, 2022, the number of shares reserved under the Plan was 3,217,700 and the number of shares issued and outstanding under the Plan was 2,270,079, respectively. As of March 31, 2022, the number of shares available for grant under the Plan was 882,621.
Options granted under the Plan are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant, or in the case of grants to a 10% shareholder, five years from the date of grant. The exercise price of each option shall be determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. In the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted, unless the option is granted pursuant to an assumption of or substitution for another option. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s stock at the date of grant.
Stock Option Activity
A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share and per share amounts and years):
	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2021	2,270,079	$ 1.98	8.00	$ 4,174
Options granted	—	—	—
Options exercised	—	—	—
Options cancelled and forfeited	—	—	—
Balance at March 31, 2022	2,270,079	$ 1.98	7.75	$ 4,174

Vested and exercisable at March 31, 2022	1,613,860	$ 1.85	7.35	$ 3,184
For the three months ended March 31, 2021 and 2022, the total fair value of options that vested during the year was $0.1 million.
There was one option exercised during the three months ended March 31, 2021, with an aggregate intrinsic value of $0.1 million. There were no options exercised during the three months ended March 31, 2022.
Stock-Based Compensation Expense
The Company recognized stock-based compensation expense of $0.1 million for the three months ended March 31, 2021 and 2022.
As of March 31, 2022, the unrecognized compensation cost related to outstanding employee options was $0.4 million and is expected to be recognized as expense over approximately 3.6 years. Unrecognized compensation cost related to outstanding nonemployee options was $0.5 million as of March 31, 2022 and is expected to be recognized as expense over approximately 1.9 years.
10.	Australia Research and Development Tax Incentive
The Company’s Australian subsidiary, which conducts core research and development activities, is eligible to receive a 43.5% refundable tax incentive for qualified research and development activities. For the three months ended March 31, 2022, $0.3 million was recorded as a reduction of research and development expenses in the condensed consolidated statements of operations, as the Company determined that it met the eligibility criteria and the amounts claimed are expected by received shortly after the related tax returns are filed. For the three months ended March 31, 2021, $0.1 million was recorded as a reduction of research and development expenses in the condensed consolidated statements of operations, as the Company determined that it met the eligibility criteria and subsequently collected the tax incentives after filing the related tax returns.
11.	Related Party Transactions
Consulting Arrangements
The Company has an advisory consulting agreement with the founding shareholder, who is also a member on the Board of Directors. During the three months ended March 31, 2021 and 2022, the Company incurred and paid $0 and $15,000, respectively, which was recoded to research and development expense. As of December 31, 2021 and March 31, 2022, the Company had a $5,000 prepayment relating to the agreement included within other current assets on the condensed consolidated balance sheets.
Other Transactions
As discussed in Note 4, the Company entered into an asset purchase agreement with Impilo, which included several additional license agreements, all of which were paid for with the newly created class of Series C preferred stock, and one of the investors was the Company’s founding shareholder. During the three months ended March 31, 2021 and 2022, the Company recorded $0.1 million and $0, respectively, related to this agreement, which was recorded to in-process research and development expense.
As discussed in Note 5, the Company has license agreements with SBP, who owns 715,707 shares of the Company’s common stock. During the three months ended March 31, 2021 and 2022, the Company incurred $2.5 million and $12,000, respectively, related to the license agreements, which was recorded to research and development expense. As of December 31, 2021 and March 31, 2022, $27,000 and $30,000, respectively, of these expenses is included in accrued expenses within the condensed consolidated balance sheets. As of December 31, 2021 and March 31, 2022, the Company had a $9,000 and $7,000, respectively, prepayment relating to the agreements included within other current assets on the condensed consolidated balance sheets.
12.	Income Taxes
The Company uses an estimated annual effective tax rate, which is based on expected annual income and statutory tax rates in the jurisdictions in which the Company operates, to determine its quarterly provision for income taxes. Certain significant or unusual items are separately recognized in the quarter in which they occur and can be a source of variability in the effective tax rates from quarter to quarter.
The Company’s effective tax rates for the three months ended March 31, 2021, and March 31, 2022, were 3.39% and 0%, respectively. The effective tax rate for the three months ended March 31, 2021 differs from the U.S. federal statutory tax rate primarily due to foreign tax credits and research credits offset by nondeductible acquired R&D and the change in the full valuation allowance. The effective tax rate for the three months ended March 31, 2022 differs from the U.S. federal statutory tax rate primarily due to a full valuation allowance related to the Company’s deferred tax assets.
During 2021, $1.7 million of foreign income tax was withheld related to the Qilu Agreement and the related delivery of the exclusive license and achievement of the first development milestone (Note 6). This foreign income tax expense has been presented as an offset to the revenue on the condensed consolidated statements of operations. As the withholding tax on the foreign revenue is considered an unusual and non-recurring item, it is not included in the above-mentioned effective tax rate for the period ended March 31, 2021.
The mandatory §174 capitalization rules went into effect on January 1, 2022, and were considered as part of the Company’s estimated annual effective tax rate. The new rules are not expected to have a material impact on the Company for the year ending December 31, 2022.
The Company is subject to taxation in the United States, California, and Australia. As of March 31, 2022, the Company’s tax years are subject to examination by the tax authorities from 2018 and forward for Federal tax purposes and 2017 and forward for California and Australia tax purposes. However, to the extent allowed by law, the tax authorities may have the right to examine the period from inception forward where NOLs and credits were generated and carried forward and make adjustments to the amount of the NOL and credit carryforward amounts. The Company is not currently under examination by any federal, state, or foreign tax authority.

13.	Subsequent Events
The Company evaluated subsequent events for recognition and measurement purposes through June 15, 2022, the date the financial statements were issued.
Merger Agreement
On April 26, 2022, the Company entered into an agreement and plan of merger (“Merger Agreement”) with Caladrius Biosciences, Inc. (“Caladrius”), a Delaware corporation and CS Cedar Merger Sub, Inc., a wholly-owned subsidiary of Caladrius (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Caladrius and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement and the Merger were approved by the members of the board of directors of the Company (the “Board”).
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Company common stock will be converted into the right to receive a number of shares of Caladrius common stock (“Caladrius Common Stock”) equal to the exchange ratio described below; and (b) each outstanding Company stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Caladrius.
Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the Company’s former stockholders are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock and stockholders of Caladrius as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Caladrius Common Stock. The actual allocation will be subject to adjustment based on Caladrius’ net cash balance at the time of closing and the amount of any transaction expenses of the Company in excess of $0.3 million at the time of closing.
Concurrently with the execution of the Merger Agreement and in order to provide the Company with capital for its development programs prior to the closing of the Merger, Caladrius and the Company entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Caladrius agreed to purchase from the Company 1,135,628 shares of Series D Preferred Stock, $0.00001 par value per share (the “Series D Preferred Stock”), of Cend at a purchase price per share equal to $8.8057 per share (the “Series D Original Issue Price”), or approximately $10.0 million in the aggregate. The Series D Preferred Stock ranks senior to the Company’s common stock and the other series of preferred stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company. The Series D Preferred Stock has a liquidation preference equal to the Series D Original Issue Price plus an amount equal to any accrued and unpaid dividends to the date of payment and will participate with the Company’s common stockholders and other preferred stockholders thereafter on an as-converted basis. The Series D Preferred Stock shall vote with the common stock on an as-converted basis on any matters presented to the stockholders of the Company. Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into such number of shares of Company common stock as is determined by dividing the Original Issue Price by the conversion price in effect at the time of conversion, which conversion price shall be the Original Issue Price as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Company common stock, and as adjusted pursuant to a weighted-average antidilution adjustment. The Series D Preferred Stock will automatically convert into shares of Company common stock upon the closing of a firm-commitment underwritten initial public offering implying a pre-equity offering value of at least $250.0 million, resulting in at least $50.0 million of gross proceeds to the Company. The closing of the Merger is subject to certain conditions, including, among other things, approval by the stockholders of Caladrius and the Company, and Caladrius’ satisfaction of a minimum net cash threshold at closing of $64.9 million assuming a closing at the end of the third quarter of 2022, and as described further in the Merger Agreement. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Company stockholders) holding approximately 77.5% of the outstanding Company capital stock have entered into support agreements with Caladrius to vote all of their shares of Company capital stock in favor of adoption of the Merger Agreement (the “Cend Support Agreements”) and (ii) certain executive officers and directors of Caladrius (solely in their respective capacities as Caladrius stockholders) holding approximately 1.8% of the outstanding Caladrius common stock have entered into support agreements with the Company to vote all of their shares of Caladrius common stock in favor of approval of the Merger Agreement (the “Caladrius Support Agreements,” together with the Cend Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Caladrius and Cend held by the respective signatories thereto.
The Merger Agreement contains certain termination rights for both Caladrius and the Company, and further provides that, upon termination of the Merger Agreement under specified circumstances, Caladrius may be required to pay the Company a termination fee of $1.0 million, and the Company may be required to pay Caladrius a termination fee of $4.0 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.

Annex A

Execution Version
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
CALADRIUS BIOSCIENCES, INC.,
a Delaware corporation;
CS CEDAR MERGER SUB, INC.,
a Delaware corporation;
and
CEND THERAPEUTICS, INC.,
a Delaware corporation
Dated as of April 26, 2022

A-i

A-ii

Exhibits:
Exhibit A	Definitions
Exhibit B	Form of Caladrius Stockholder Support Agreement
Exhibit C	Form of Company Stockholder Support Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Joint Development Agreement
A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION is made and entered into as of April 26, 2022, by and among CALADRIUS BIOSCIENCES, INC., a Delaware corporation (“Caladrius”), CS CEDAR MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Caladrius (“Merger Sub”), and CEND THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A. Caladrius and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Caladrius.
B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
C. The Caladrius Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Caladrius and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Caladrius Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Caladrius vote to adopt and approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Caladrius Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Caladrius’ certificate of incorporation to effect the Caladrius Reverse Stock Split.
D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt and approve this Agreement and thereby approve the Contemplated Transactions.
F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Caladrius listed on Section A of the Caladrius Disclosure Schedule (solely in their capacity as stockholders of Caladrius) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B (the “Caladrius Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Caladrius in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Caladrius’ willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Caladrius in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Caladrius’ willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Company Lock-Up Agreements”).

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Caladrius listed on Section A of the Caladrius Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Caladrius Lock-Up Agreements”).
J. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1 Description of Transaction
1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Caladrius.
1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Caladrius and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Caladrius and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Caladrius and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b) the certificate of incorporation of Caladrius shall be identical to the certificate of incorporation of Caladrius immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Caladrius shall file an amendment to its certificate of incorporation to (i) change the name of Caladrius to “Lisata Therapeutics”, (ii) effect the Caladrius Reverse Stock Split (to the extent applicable and necessary) and (iii) make such other changes as are mutually agreeable to Caladrius and the Company;
(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;
(d) the directors and officers of Caladrius, each to hold office in accordance with the certificate of incorporation and bylaws of Caladrius, shall be as set forth in Section 5.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Caladrius as set forth in Section 5.14, after giving effect to the provisions of Section 5.14.
1.5 Conversion of Shares.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Caladrius, Merger Sub, the Company or any stockholder of the Company or Caladrius:
(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, any Subsidiary of the Company or Caladrius or any Affiliate of Caladrius immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Caladrius Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Caladrius Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Caladrius Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Caladrius is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. For the avoidance of doubt, shares of Company Capital Stock issuable upon exercise of unvested Company Options are not deemed outstanding for purposes of this Section 1.5(b).
(c) No fractional shares of Caladrius Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Caladrius Common Stock (after aggregating all fractional shares of Caladrius Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Caladrius Common Stock on the Nasdaq Capital Market (or such other Nasdaq market on which the Caladrius Common Stock then trades) on the date the Merger becomes effective.
(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5.
(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(f) lf, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Caladrius Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Caladrius Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Caladrius Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Caladrius to take any action with respect to Company Capital Stock or Caladrius Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.
1.7 Surrender of Certificates.
(a) On or prior to the Closing Date, Caladrius and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Caladrius shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Caladrius Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Caladrius Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Caladrius may reasonably specify (including a provision confirming that delivery of any Company Stock Certificates shall be effected, and risk of loss and title to any Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of any Company Stock Certificates, or uncertificated shares of Company Common Stock, in exchange for book-entry shares of Caladrius Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Common Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Caladrius: (A) the holder of such Company Common Stock shall be entitled to receive in exchange therefor book- entry shares representing the Merger Consideration (in a number of whole shares of Caladrius Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Caladrius Common Stock pursuant to the provisions of Section 1.5(c)); and (B) any Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Caladrius Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Caladrius Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Caladrius may, in its discretion and as a condition precedent to the delivery of any shares of Caladrius Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Caladrius against any claim suffered by Caladrius related to the lost, stolen or destroyed Company Stock Certificate or any Caladrius Common Stock issued in exchange therefor as Caladrius may reasonably request.
(c) No dividends or other distributions declared or made with respect to Caladrius Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Caladrius Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Caladrius upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Caladrius for satisfaction of their claims for Caladrius Common Stock, cash in lieu of fractional shares of Caladrius Common Stock and any dividends or distributions with respect to shares of Caladrius Common Stock.
(e) Each of the Exchange Agent, Caladrius and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Common Stock such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f) No party to this Agreement shall be liable to any holder of any Company Common Stock or to any other Person with respect to any shares of Caladrius Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.
1.8 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.
(b) The Company shall give Caladrius prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Caladrius’ prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
1.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation or otherwise) to take such action.
1.10 Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

Section 2 Representations and Warranties of the Company
Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to Caladrius (the “Company Disclosure Schedule”), the Company represents and warrants to Caladrius and Merger Sub as follows:
2.1 Due Organization; Subsidiaries; Etc.
(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2 Organizational Documents. The Company has made available to Caladrius accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
2.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Caladrius and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
2.4 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock voting together as a single class, (ii) the holders of a majority of the Company’s Series A Preferred Stock, voting as a separate class, and (iii) the holders of a majority of the Company’s Series B Preferred Stock, voting as a separate class, each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;
(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;
(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. To the Company’s Knowledge, no other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.
2.6 Capitalization, Etc.
(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 11,500,000 shares of Company Common Stock, par value $0.00001 per share, of which 4,279,705 shares are issued and outstanding as of the date of this Agreement, (ii) 4,350,000 shares of preferred stock, par value $0.00001 per share, of which (A) 371,396 shares have been designated as “Series A Preferred Stock” and of which 371,396 shares are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (B) 1,071,240 shares have been designated as “Series B Preferred Stock” and of which 1,071,237 shares are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), (C) 1,345,700 shares have been designated as “Series C Preferred Stock” and of which 1,345,700 shares are issued and outstanding as of the date of this Agreement (the “Series C Preferred Stock)” and (D) 1,135,650 shares have been designated as “Series D Preferred Stock” and of which no shares are issued and outstanding as of the date of this Agreement (the “Series D Preferred Stock,” and, collectively with the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock, the “Company Preferred Stock”). The Company does not hold any shares of its capital stock in its treasury. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. An aggregate of 2,788,333 shares of Company Common Stock are issuable upon conversion of the Company Preferred Stock.
(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances, other than those imposed by relevant securities laws. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(c) Except for the Company’s 2016 Equity Incentive Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 3,217,700 shares of Company Common Stock for issuance under the Company Plan, of which 65,000 shares have been issued and are currently outstanding, 2,270,079 shares have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 882,621 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Caladrius an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.
(d) Except for the outstanding Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule and except as set forth on Section 2.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.
(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7 Financial Statements.
(a) Section 2.7(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s unaudited consolidated financial statements which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the consolidated financial statements (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments) and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments).
(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Caladrius accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2019.
(d) Since January 1, 2019, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. As of the date of this Agreement, neither the Company nor its independent auditors have identified any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries. Since January 1, 2019, neither the Company nor its independent auditors have identified (i) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (ii) any claim or allegation regarding any of the foregoing.
2.8 Absence of Changes. Between December 31, 2021 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Caladrius pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.9 Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Company Unaudited Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Balance Sheet in the Ordinary Course of Business and

which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred inconnection with the Contemplated Transactions; and (e) any Liabilities listed in Section 2.9 of the Company Disclosure Schedule.
2.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good andvalid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries ownsor has ever owned any real property. The Company has made available to Caladrius (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
2.12 Intellectual Property.
(a) To the Company’s Knowledge, the Company, directly or through any of itsSubsidiaries, owns, or has the right to use, as currently being used by the Company, all CompanyIP Rights, and with respect to Company IP Rights that are owned by the Company, has the rightto bring actions for the infringement of such Company IP Rights, in each case except for any failure to own or have the right to use or bring actions that would not reasonably be expected to have a Company Material Adverse Effect.
(b) Section 2.12(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.
(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company IP Rights licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, and (C) any confidential information provided under confidentiality agreements), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.
(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any non-disclosure or other template agreements entered into in the Ordinary Course of Business, and (iii) any Company IP Rights non-exclusively licensed to suppliers orservice providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).
(e) Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted.
(f) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.
(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of the Company may provide that such third party contractor reserves its rights in improvements to such third party contractor’s Intellectual Property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of the Company.
(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any current or former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.
(iv) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.
(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a trade secret.
(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(vii) To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted.
(g) The Company has delivered or made available to Caladrius a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect; (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iil) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.
(h) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party, and, to the Knowledge of the Company, does not infringe or misappropriate any Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, or violating any license or agreement with the Company or its Subsidiaries relating to any Company IP Rights.
(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights, nor has the Company or any of its Subsidiaries received any written notice asserting that any Company IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(j) Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.
(k) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with GAAP.
(l) Except as set forth in Sections 2.12(c) or 2.12(d) of the Company Disclosure Schedule (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violationof any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(m) Neither the Company nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
2.13 Agreements, Contracts and Commitments.
(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;
(iii) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) except as otherwise may be set forth in the Contracts listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule, each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;
(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $25,000 pursuant to its express terms and not cancelable without penalty;
(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $10,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;
(ix) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(xi) each Company Real Estate Lease; or
(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate.
(b) The Company has delivered or made available to Caladrius accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its

Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
2.14 Compliance; Permits; Restrictions.
(a) The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Laws or regulations promulgated or enforced by the FDA, the European Medicines Agency, the Therapeutic Goods Administration or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).
(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Caladrius all information requested by Caladrius in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of the Company, on behalf of or sponsored by the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and ethics and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical trials conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated.
(f) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA, pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other Drug Regulatory Agency pursuant to any similar Laws or regulations promulgated or enforced thereby. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other Laws or regulations promulgated or enforced by any other Drug Regulatory Agency. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.
2.15 Legal Proceedings; Orders.
(a) Except as set forth in Section 2.15(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
2.16 Tax Matters.
(a) The Company and each of its Subsidiaries have timely filed or caused to be filed all federal, state and local Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns, following any subsequent amendments, were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) To the Knowledge of the Company, all material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.
(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or based on written notice, threatened) material audits, assessments or other actions for or relating to any Tax Return or any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries has received in writing from any Tax authority any notice of proposed adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.
(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.
(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i) Neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting, or use of an improper method of accounting, or otherwise, for a taxable period that ends on or prior to the Closing Date; (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into prior to the Closing; (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring prior to the Closing; (D) any installment sale or open transaction disposition made prior to the Closing; or (E) any deferred revenue or prepaid amount received on or prior to the Closing Date. Neither the Company nor any Subsidiary has made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).
(j) Neither the Company nor any of its Subsidiaries has (A) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (B) failed to properly comply with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, (C) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, or (D) sought, or intends to seek, a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.
(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment (as defined in any applicable Tax treaty or convention), an office or fixed place of business, or otherwise is or has been subject to Tax, in any country other than the country in which it is organized.
(l) Each of the Company and its Subsidiaries is currently in compliance with the requirements for all Tax holidays and similar Tax benefits and have been in compliance since such holiday or benefit was originally claimed. To the Knowledge of the Company, no such Tax holiday or similar Tax benefit will terminate by reason of the transactions contemplated by this Agreement, or will be subject to recapture or clawback.
(m) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.
(n) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).
2.17 Employee and Labor Matters; Benefit Plans.
(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). The Company has made available to Caladrius accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.
(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.
(c) Section 2.17(c) of the Company Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of the Company or any of its Subsidiaries (or any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, any of its Subsidiaries or any Company Affiliate, or under which the Company or any of its Subsidiaries or any Company Affiliate has any current liability or may incur liability after the date hereof (each, a “Company Employee Plan”).
(d) With respect to Company Options granted pursuant to the Company Plan, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualified at the time of its grant, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Company Option grant was made in accordance with the terms of the Company Plan and all other applicable Law and regulatory rules or requirements and (iv) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.
(f) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. No action or claims (other than routine claims for benefits made in the ordinary course of Company Employee Plan administration) are pending, or to the Knowledge of the Company, threatened, or imminent against or with respect to the Company Employee Plan.
(g) Neither the Company nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any of its Subsidiaries has been assessed any civil penalty under Section 502(I) of ERISA.
(h) No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan. No Company Employee Plan is a Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates sponsors or maintains any self-funded welfare employee benefit plan.
(i) No Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code. No Company Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(j) Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.
(k) To the Knowledge of the Company, no Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment currently to be made under any 409A Plan is or, to the Knowledge of the Company, will be subject to the penalties of Code Section 409A(a)(1).
(l) The Company and each of its Subsidiaries is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.
(m) The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of the Company, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.
(n) Section 2.17(n) of the Company Disclosure Schedule lists all contractual liabilities of the Company or any of its Subsidiaries to any employee that result from the termination by the Company or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of the Company, or a combination thereof. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(o) With respect to each Company Employee Plan, the Company has made available to Caladrius a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of the Company, (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan, and (vi) any filings under any amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Body.
(p) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(q) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints. There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits).

(r) There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.
2.18 Environmental Matters. Since January 1, 2019, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2019, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2019, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.
2.19 Insurance. The Company has made available to Caladrius accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2019, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.
2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
2.21 Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any of the Company Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.
2.22 Transactions with Affiliates. Section 2.22 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2019, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.23. No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Caladrius nor any other person on behalf of Caladrius makes any express or implied representation or warranty with respect to Caladrius or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Caladrius set forth in Section 3 (in each case as qualified and limited by the Caladrius Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 3 Representations and Warranties of Caladrius and Merger Sub
Subject to Section 10.13(h), except (i) as set forth in the written disclosure schedule delivered by Caladrius to the Company (the “Caladrius Disclosure Schedule”) or (ii) as disclosed in the Caladrius SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Caladrius and Merger Sub represent and warrant to the Company as follows:
3.1 Due Organization; Subsidiaries; Etc.
(a) Each of Caladrius and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.
(b) Caladrius is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Caladrius Material Adverse Effect.
(c) Caladrius does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than the capital stock of its Subsidiaries, each of which and Caladrius’ ownership therein are set forth on Section 3.1(c) of the Caladrius Disclosure Schedule. Caladrius is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Caladrius has not agreed and is not obligated to make, nor is Caladrius bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Caladrius has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
(d) No Caladrius Subsidiary has any material operations, assets or liabilities.
3.2. Organizational Documents. Caladrius has made available to the Company accurate and complete copies of Caladrius’ Organizational Documents. Caladrius is not in breach or violation of its Organizational Documents in any material respect.
3.3. Authority; Binding Nature of Agreement. Each of Caladrius and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Caladrius Board (at meetings duly called and held)
has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Caladrius and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Caladrius Common Stock to the stockholders of the Company pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Caladrius vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Caladrius Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Caladrius and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Caladrius and Merger Sub, enforceable against each of Caladrius and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Caladrius Stockholder Support Agreements, the Caladrius Board approved the Caladrius Stockhalder Support Agreements and the transactions contemplated thereby.
3.4 Vote Required. The affirmative vote of the holders of a majority of the shares of Caladrius Capital Stock entitled to vote thereon (the “Required Caladrius Stockholder Vote”) is the only vote of the holders of any class or series of Caladrius’ capital stock necessary to approve the Caladrius Stockholder Matters.
3.5 Non-Contravention; Consents. Subject to obtaining the Required Caladrius Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Caladrius or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Caladrius or Merger Sub;
(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Caladrius or any of the assets owned or used by Caladrius, is subject;
(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Caladrius or that otherwise relates to the business of Caladrius, or any of the assets owned, leased or used by Caladrius;
(d) contravene, conflict with or result in a violation or breach of, or result ina default under, any provision of any Caladrius Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Caladrius Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Caladrius Material Contract; (iii) accelerate the maturity or performance of any Caladrius Material Contract; or (iv) cancel, terminate or modify any term of any Caladrius Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Caladrius (except for Permitted Encumbrances).
Except for (i) the Required Caladrius Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Caladrius was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Caladrius Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Caladrius Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Caladrius Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization, Etc.
(a) The authorized capital stock of Caladrius consists of (i) 500,000,000 shares of Caladrius Common Stock, par value $0.001 per share, of which 60,544,144 shares are issued and 60,533,064 are outstanding as of March 31, 2022 (the “Capitalization Date”) and (ii) 20,000,000 shares of Preferred Stock, par value $0.01 per share, of which 10,000 shares are issued and are outstanding as of the Capitalization Date. Caladrius holds 11,080 shares of its capital stock in its treasury.
(b) All of the outstanding shares of Caladrius Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances, other than those imposed by relevant securities laws. None of the outstanding shares of Caladrius Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Caladrius Capital Stock is subject to any right of first refusal in favor of Caladrius. Except as contemplated herein, there is no Caladrius Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Caladrius Capital Stock. Caladrius is not under any obligation, nor is Caladrius bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Caladrius Capital Stock or other securities. Section 3.6(b) of the Caladrius Disclosure Schedule accurately and completely describes all repurchase rights held by Caladrius with respect to shares of Caladrius Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Caladrius Biosciences, Inc. amended 2018 Equity Incentive Compensation Plan, as amended, the Caladrius Biosciences, Inc. 2015 Equity Compensation Plan and the Caladrius Biosciences, Inc. 2009 Stock Option and Incentive Plan (collectively, the “Caladrius Stock Plans”) and the Caladrius Biosciences, Inc. amended 2017 Employee Stock Purchase Plan (the “Caladrius ESPP”), Caladrius does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Caladrius has reserved 9,892,300 shares of Caladrius Common Stock for issuance under the Caladrius Stock Plans, of which 2,670,792 shares have been issued and 1,949,166 are currently outstanding, 2,633,378 shares have been reserved for issuance upon exercise of Caladrius Options granted under the Caladrius Stock Plans, 1,455,395 shares have been reserved for issuance upon exercise of outstanding Caladrius RSUs and 3,493,600 shares remain available for future issuance pursuant to the Caladrius Stock Plans. As of the date of this Agreement, Caladrius has reserved 300,577 shares of Caladrius Common Stock for future issuance pursuant to the Caladrius ESPP. Section 3.6(c) of the Caladrius Disclosure Schedule sets forth the following information with respect to each Caladrius Award outstanding as of the date of this Agreement: (i) the name of the recipient; (ii) the number of shares of Caladrius Common Stock subject to such Caladrius Award at the time of grant; (iii) the number of shares of Caladrius Common Stock subject to such Caladrius Award as of the date of this Agreement; (iv) the exercise price of each Caladrius Option; (v) the date on which such Caladrius Award was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement; (vii) the date on which such Caladrius Award expires; and (viii) whether such Caladrius Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Caladrius has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Caladrius has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Caladrius Stock Plans and any amendments thereto.
(d) Except for the outstanding Caladrius Awards or as set forth on Section 3.6(d) of the Caladrius Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Caladrius; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Caladrius; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Caladrius is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any

Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Caladrius. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Caladrius.
(e) All outstanding shares of Caladrius Common Stock, Caladrius Awards and other securities of Caladrius have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
3.7. SEC Filings; Financial Statements.
(a) Caladrius has delivered to the Company accurate and complete copies of all registration statements, proxy statements, Certifications and other statements, reports, schedules, forms and other documents filed by Caladrius with the SEC since January 1, 2019 (the “Caladrius SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.7(a) of the Caladrius Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Caladrius or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Caladrius SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Caladrius SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Caladrius SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Caladrius SEC Documents (the “Caladrius Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Caladrius as of the respective dates thereof and the results of operations and cash flows of Caladrius for the periods covered thereby. Other than as expressly disclosed in the Caladrius SEC Documents filed prior to the date hereof, there has been no material change in Caladrius’ accounting methods or principles that would be required to be disclosed in Caladrius’ financial statements in accordance with GAAP. The books of account and other financial records of Caladrius and each of its Subsidiaries are true and complete in all material respects.
(c) Caladrius’ auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Caladrius, “independent” with respect to Caladrius within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Caladrius, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Caladrius has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Caladrius Common Stock on the Nasdaq Capital Market. Caladrius has not disclosed any unresolved comments in the Caladrius SEC Documents.

(e) Since January 1, 2019, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Caladrius, the Caladrius Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Caladrius is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the Nasdaq Capital Market.
(g) Caladrius maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Caladrius maintains records that in reasonable detail accurately and fairly reflect Caladrius’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Caladrius Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Caladrius’ assets that could have a material effect on Caladrius’ financial statements. Caladrius has evaluated the effectiveness of Caladrius’ internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Caladrius SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Caladrius has disclosed to Caladrius’ auditors and the Audit Committee of the Caladrius Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Caladrius’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Caladrius’ or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Caladrius SEC Documents filed prior to the date hereof, Caladrius has not identified any material weaknesses in the design or operation of Caladrius’ internal control over financial reporting. Since January 1, 2019, there have been no material changes in Caladrius’ internal control over financial reporting.
(h) Caladrius’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Caladrius in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Caladrius’ management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(i) Since January 1, 2021, Caladrius has not entered into or effected any securitization transactions or any “off-balance sheet arrangements” of the type required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act.
3.8 Absence of Changes. Except as set forth on Section 3.8 of the Caladrius Disclosure Schedule, between December 31, 2021, and the date of this Agreement, Caladrius has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Caladrius Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 4.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. As of the date hereof, Caladrius does not have any Liability, individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Caladrius Audited Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by

Caladrius since the date of the Caladrius Audited Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000, in the aggregate; (c) Liabilities for performance of obligations of Caladrius under Caladrius Contracts; and (d) Liabilities incurred in connection with the Contemplated Transactions.
3.10 Title to Assets. Caladrius owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Caladrius Audited Balance Sheet; and (b) all other assets reflected in the books and records of Caladrius as being owned by Caladrius. All of such assets are owned or, in the case of leased assets, leased by Caladrius free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold.
(a) Caladrius does not own and has never owned any real property. Caladrius has made available to the Company (a) an accurate and complete list of all real properties with respect to which Caladrius directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Caladrius (the “Caladrius Leased Real Property”), and (b) copies of all leases under which any such real property is possessed (the “Caladrius Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
(b) Caladrius has not received any written notice from any Governmental Body of a violation of any governmental requirements (including Environmental Laws) with respect to any of the Caladrius Leased Real Property and, to Caladrius’ Knowledge, the Caladrius Leased Real Property is not in violation of any material governmental requirements.
3.12 Intellectual Property.
(a) To the Knowledge of Caladrius, Caladrius owns, or has the right to use, as currently being used by Caladrius, all Caladrius IP Rights, and with respect to Caladrius IP Rights that are owned by Caladrius, has the right to bring actions for the infringement of such Caladrius IP Rights, in each case except for any failure to own or have the right to use or bring actions that would not reasonably be expected to have a Caladrius Material Adverse Effect.
(b) Section 3.12(b) of the Caladrius Disclosure Schedule is an accurate, true and complete listing of all Caladrius Registered IP.
(c) Section 3.12(c) of the Caladrius Disclosure Schedule accurately identifies (i) all Caladrius Contracts pursuant to which Caladrius IP Rights are licensed to Caladrius (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Caladrius products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Caladrius are exclusive or non-exclusive.
(d) Section 3.12(d) of the Caladrius Disclosure Schedule accurately identifies each Caladrius Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Caladrius IP Rights (other than (i) any confidential information provided under confidentiality agreements; (ii) any non-disclosure or other template agreements entered into in the Ordinary Course of Business; and (iii) any Caladrius IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Caladrius’ benefit). Caladrius is not bound by, and no Caladrius IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Caladrius to use, exploit, assert or enforce any Caladrius IP Rights anywhere in the world, in each case as would materially limit the business of Caladrius as currently conducted.
(e) Caladrius exclusively owns all right, title, and interest to and in Caladrius IP Rights (other than (i) Caladrius IP Rights exclusively and non-exclusively licensed Caladrius, as identified in Section 3.12(c) of the Caladrius Disclosure Schedule), (ii) any non-customized software that (A) is licensed to Caladrius solely in executable or object code form pursuant to a non-exclusive, internal use software license and other

Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Caladrius’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of all Caladrius Registered IP has been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Caladrius Material Adverse Effect.
(ii) Each Person who is or was an employee or contractor of Caladrius and who is or was involved in the creation or development of any Caladrius IP Rights purported to be owned by Caladrius has signed a valid, enforceable written agreement containing an assignment of such Intellectual Property to Caladrius and confidentiality provisions protecting trade secrets and confidential information of Caladrius; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of Caladrius may provide that such third party contractor reserves its rights in improvements to such third party contractor’s Intellectual Property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of Caladrius.
(iii) To the Knowledge of Caladrius, no current or former stockholder, officer, director, employee or contractor of Caladrius has any claim, right (whether or not currently exercisable), or interest to or in any Caladrius IP Rights purported to be owned by Caladrius. To the Knowledge of Caladrius, no employee or contractor of Caladrius is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Caladrius or (b) in breach of any Contract with any current or former employer or other Person concerning Caladrius IP Rights purported to be owned by Caladrius or confidentiality provisions protecting trade secrets and confidential information comprising Caladrius IP Rights purported to be owned by Caladrius.
(iv) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Caladrius IP Rights in which Caladrius has an ownership interest.
(v) Caladrius has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Caladrius holds, or purports to hold, as a trade secret.
(vi) Caladrius has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Caladrius Registered IP to any other Person.
(vii) To the Knowledge of Caladrius, the Caladrius IP Rights constitute all Intellectual Property necessary for Caladrius to conduct its business as currently conducted.
(f) Caladrius has delivered, or made available to the Company, a complete and accurate copy of all material Caladrius IP Rights Agreements. Caladrius is not a party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Caladrius IP Rights or impair the right of Caladrius or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Caladrius IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Caladrius Material Adverse Effect.
(g) With respect to each of the Caladrius IP Rights Agreements: (i) each such agreement is valid and binding on Caladrius and in full force and effect; (ii) Caladrius has not received any notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Caladrius, and to the Knowledge of Caladrius, nor any other party to any such agreement, is in breach or default thereof in any material respect.
(h) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Caladrius, (i) to the Knowledge of Caladrius, does not infringe or misappropriate any valid Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Caladrius Material Adverse Effect and (ii) does not violate or constitute a breach of any license or agreement between Caladrius and any third party. To the Knowledge of Caladrius, no third party is infringing upon any Caladrius IP Rights, or violating any license or agreement with Caladrius relating to any Caladrius IP Rights.
(i) To the Knowledge of Caladrius, there is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Caladrius IP Rights. Caladrius has not received any written notice asserting that any Caladrius IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.
(j) Each item of Caladrius IP Rights that is Caladrius Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Caladrius Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Caladrius Material Adverse Effect.
(k) To the Knowledge of Caladrius, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Caladrius conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Caladrius has or purports to have an ownership interest has been impaired as determined by Caladrius in accordance with GAAP.
(I) Except as may be set forth in the Contracts listed on Section 3.12(c) or 3.12(d) of the Caladrius Disclosure Schedule (i) Caladrius is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) Caladrius has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
3.13 Agreements, Contracts and Commitments.
(a) Caladrius’ material contracts (the “Caladrius Material Contracts”) are the material contracts as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act and as filed with the exhibit list to Caladrius’ Annual Report on Form 10-K for the year ended December 31, 2021.
(b) Caladrius has delivered or made available to the Company accurate and complete copies of all Caladrius Material Contracts, including all amendments thereto. Caladrius has not nor, to Caladrius’ Knowledge as of the date of this Agreement, has any other party to a Caladrius Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Caladrius Material Contract in such manner as would permit any other party to cancel or terminate any such Caladrius Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Caladrius Material Adverse Effect. As to Caladrius, as of the date of this Agreement, each Caladrius Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Caladrius Material Contract to change, any material amount paid or payable to Caladrius under any Caladrius Material Contract or any other material term or provision of any Caladrius Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) Caladrius is, and since January 1, 2019, has been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Caladrius, threatened against Caladrius. There is no agreement, judgment, injunction, order or decree binding upon Caladrius which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Caladrius, any acquisition of material property by Caladrius or the conduct of business by Caladrius as currently conducted, (ii) is reasonably likely to have an adverse effect on Caladrius’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Each of Caladrius and Merger Sub holds all required Governmental Authorizations that are material to the operation of the business of Caladrius and Merger Sub as currently conducted (collectively, the “Caladrius Permits”). Section 3.14(b) of the Caladrius Disclosure Schedule identifies each Caladrius Permit. Each of Caladrius and Merger Sub is in material compliance with the terms of the Caladrius Permits. No Legal Proceeding is pending or, to the Knowledge of Caladrius, threatened, which seeks to revoke, limit, suspend, or materially modify any Caladrius Permit. The rights and benefits of each Caladrius Permit will be available to Caladrius and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Caladrius and Merger Sub as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no proceedings pending or, to the Knowledge of Caladrius, threatened with respect to an alleged material violation by Caladrius of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.
(d) Each of Caladrius and Merger Sub holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Caladrius and Merger Sub as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Caladrius Product Candidates”) (the “Caladrius Regulatory Permits”) and no such Caladrius Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Caladrius is in compliance in all material respects with the Caladrius Regulatory Permits and neither Caladrius nor Merger Sub has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Caladrius Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Caladrius Regulatory Permit. Caladrius has made available to the Company all information requested by the Company in Caladrius’ possession or control relating to the Caladrius Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Caladrius Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.
(e) All clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Caladrius, on behalf of, or sponsored by, Caladrius or in which Caladrius or its respective products or product candidates, including the Caladrius Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and ethics and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2019, neither Caladrius nor Merger Sub has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Caladrius, threatening to initiate, the termination or suspension of any clinical trials conducted by or on behalf of, or sponsored by, Caladrius or in which Caladrius or its current products or product candidates, including the Caladrius Product Candidates, have participated.
(f) Caladrius is not the subject of any pending or, to the Knowledge of Caladrius, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other Drug Regulatory Agency pursuant to any similar Laws or regulations promulgated or enforced thereby. To the Knowledge of Caladrius, Caladrius has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal

Gratuities” Final Policy, and any amendments thereto, or any other Drug Regulatory Agency pursuant to any similar Laws or regulations promulgated or enforced thereby. None of Caladrius, Merger Sub, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Caladrius, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Caladrius or any of its officers, employees or agents.
3.15 Legal Proceedings; Orders.
(a) Except as set forth in Section 3.15 of the Caladrius Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Caladrius, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Caladrius or any Caladrius Associate (in his or her capacity as such) or any of the material assets owned or used by Caladrius; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no order, writ, injunction, judgment or decree to which Caladrius, or any of the material assets owned or used by Caladrius is subject. To the Knowledge of Caladrius, no officer or other Key Employee of Caladrius is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Caladrius or to any material assets owned or used by Caladrius.
3.16 Tax Matters.
(a) Each of Caladrius and Merger Sub has timely filed all federal, state and local Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns, following any subsequent amendments, were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by an authority in a jurisdiction where Caladrius does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b) To the Knowledge of Caladrius, all material Taxes due and owing by Caladrius on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Caladrius Audited Balance Sheet, Caladrius has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) Each of Caladrius and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Caladrius.
(e) No deficiencies for material Taxes with respect to Caladrius have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any Tax Return or any liability in respect of Taxes of Caladrius. Caladrius has not (nor has Merger Sub or any of their respective predecessors) waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. Caladrius has not received in writing from any Tax authority any notice of proposed adjustment relating to any Tax Return filed by Caladrius. Caladrius is not a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.
(f) Caladrius has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code,
(g) Caladrius is a not party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(h) Caladrius has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Caladrius). Caladrius does not have any material Liability for the Taxes of any Person (other than Caladrius and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i) Caladrius will not be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting, or use of an improper method of accounting, or otherwise, for a taxable period that ends on or prior to the Closing Date; (B) any “closing agreement” within the meaning of Section 7121 of the Code(or any similar provision of applicable state, local or non-U.S. Law) entered into prior to the Closing; (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring prior to the Closing; (D) any installment sale or open transaction disposition made prior to the Closing; or (E) any deferred revenue or prepaid amount received on or prior to the Closing Date. Caladrius has not made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).
(j) Caladrius has not (A) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (B) failed to properly comply with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, (C) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, or (D) sought, or intends to seek, a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.
(k) Caladrius has not, nor has ever had, a permanent establishment (as defined in any applicable Tax treaty or convention), an office or fixed place of business, or otherwise is or has been subject to Tax, in any country other than the country in which it is organized.
(l) Caladrius is currently in compliance with the requirements for all Tax holidays and similar Tax benefits and have been in compliance since such holiday or benefit was originally claimed. To the Knowledge of Caladrius, no such Tax holiday or similar Tax benefit will terminate by reason of the transactions contemplated by this Agreement, or will be subject to recapture or clawback.
(m) Caladrius has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.
(n) Caladrius has not entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).
3.17 Employee and Labor Matters; Benefit Plans.
(a) The employment of each of Caladrius’ and any of its Subsidiaries’employees is terminable by Caladrius or the applicable Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Caladrius has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Caladrius Associates to the extent currently effective and material.
(b) Neither Caladrius nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Caladrius, purporting to represent or seeking to represent any employees of Caladrius or its Subsidiaries.

(c) Section 3.17(c) of the Caladrius Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Caladrius or any of its Subsidiaries (or any trade or business (whether or not incorporated) which is a Caladrius Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Caladrius, any of its Subsidiaries or any Caladrius Affiliate, or under which Caladrius or any of its Subsidiaries or any Caladrius Affiliate has any current liability or may incur liability after the date hereof (each, a “Caladrius Employee Plan”).
(d) With respect to each Caladrius Employee Plan, Caladrius has made available to the Company a true and complete copy of, to the extent applicable, (i) such Caladrius Employee Plan, (ii) the three most recent annual report (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Caladrius Employee Plan, (iv) the most recent summary plan description for each Caladrius Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Caladrius, (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Caladrius Employee Plan, and (vi) any filings under any amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Body.
(e) Each Caladrius Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Caladrius, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Caladrius Employee Plan or the exempt status of any related trust.
(f) Each Caladrius Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. No action or claims (other than routine claims for benefits made in the ordinary course of Caladrius Employee Plan administration) are pending, or to the Knowledge of Caladrius, threatened, or imminent against or with respect to the Caladrius Employee Plan.
(g) Neither Caladrius nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Caladrius nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Caladrius Employee Plan subject to ERISA and neither Caladrius nor any of its Subsidiaries has been assessed any civil penalty under Section 502(I) of ERISA.
(h) No Caladrius Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Caladrius nor any of its ERISA Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Caladrius Employee Plan is a Multiemployer Plan, and neither Caladrius nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Caladrius Employee Plan is a Multiple Employer Plan. No Caladrius Employee Plan is a Multiple Employer Welfare Arrangement. Neither Caladrius nor any of its ERISA Affiliates sponsors or maintains any self-funded welfare employee benefit plan.
(i) Except as set forth in Section 3.17(i) of the Caladrius Disclosure Schedule, no Caladrius Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Caladrius Employee Plan qualified under Section 401(a) of the Code. No Caladrius Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(j) With respect to Caladrius Awards granted pursuant to the Caladrius Stock Plans, (i) each Caladrius Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualified at the time of its grant, (ii) each grant of a Caladrius Award was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Caladrius Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Caladrius Award grant was made in accordance with the terms of the Caladrius Stock Plans and all other applicable Law and regulatory rules or requirements and (iv) the per share exercise price of each Caladrius Option was not less than the fair market value of a share of Caladrius Common Stock on the applicable Grant Date.
(k) To the Knowledge of Caladrius, no Caladrius Awards or other equity-based awards issued or granted by Caladrius are subject to the requirements of Code Section 409A. To the Knowledge of Caladrius, each 409A Plan under which Caladrius makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment currently to be made under any 409A Plan is or, to the Knowledge of Caladrius, will be subject to the penaltiesof Code Section 409A(a)(1).
(l) Caladrius and each of its Subsidiaries is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.
(m) Caladrius and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages),compensation, and hours of work, and in each case, with respect to the employees of Caladrius and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of Caladrius, there are no pending or threatened or reasonably anticipated claims or actions against Caladrius, any of its Subsidiaries, any Caladrius trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Caladrius nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.
(n) Section 3.17(n) of the Caladrius Disclosure Schedule lists all contractual liabilities of Caladrius or any of its Subsidiaries to any employee that result from the termination by Caladrius or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Caladrius, or a combination thereof. Neither Caladrius nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Caladrius nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Caladrius or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(o) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Caladrius or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(p) Neither Caladrius nor any of its Subsidiaries is, nor has Caladrius or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Caladrius, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Caladrius Associate, including charges of unfair labor practices or discrimination complaints. There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Caladrius, threatened or reasonably anticipated against Caladrius or any of its Subsidiaries relating to any employee, employment agreement or Caladrius Employee Plan (other than routine claims for benefits).
(q) There is no contract, agreement, plan or arrangement to which Caladrius or any Caladrius Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.
(r) Caladrius is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.
3.18 Environmental Matters. Since January 1, 2019, Caladrius has complied with all applicable Environmental Laws, which compliance includes the possession by Caladrius of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Caladrius Material Adverse Effect. Caladrius has not received since January 1, 2019, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Caladrius is not in compliance with any Environmental Law, and, to theKnowledge of Caladrius, there are no circumstances that may prevent or interfere with Caladrius’compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Caladrius Material Adverse Effect. To the Knowledge of Caladrius: (i) no current or prior owner of any property leased or controlled by Caladrius has received since January 1, 2019, any written notice or other communication relating to property owned or leased at any time by Caladrius, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Caladrius is not in compliance with or violated any Environmental Law relating to such property and (ii) Caladrius has no material liability under any Environmental Law.
3.19 Insurance. Caladrius has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Caladrius and Merger Sub. Each of such insurance policies is in full force and effect and Caladrius and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2019, Caladrius has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Caladrius and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Caladrius for which Caladrius has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Caladrius of itsintent to do so.
3.20 Transactions with Affiliates. Except as set forth in the Caladrius SEC Documents filed prior to the date of this Agreement, since the date of Caladrius’ last proxy statement filed in 2021 with the SEC, no event has occurred that would be required to be reported by Caladrius pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.20 of the Caladrius Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Caladrius as of the date of this Agreement.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Caladrius Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee,finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Caladrius.
3.22 Valid Issuance. The Caladrius Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.23 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Caladrius and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Caladrius Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Caladrius Stockholder Support Agreements or any of the other Contemplated Transactions.
3.24 Disclosure. The information supplied by Caladrius for inclusion or incorporation by reference in the Proxy Statement (including any of the Caladrius Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.
3.25 No Other Representations or Warranties. Caladrius hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Caladrius, Merger Sub orstockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Caladrius, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4 Certain Covenants of the Parties
4.1 Operation of Caladrius’ Business.
(a) Except as set forth on Section 4.1(a) of the Caladrius Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law, in connection with a Legacy Caladrius Business Disposition, pursuant to the terms of the Joint Development Agreement or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Caladrius shall (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iii) conduct its business and operations in compliance with all applicable Law andthe requirements of all Contracts that constitute Caladrius Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Caladrius Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Caladrius shall not:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Caladrius Common Stock from terminated employees, directors or consultants of Caladrius);

(ii) except in connection with the hiring of any new employees, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Caladrius Common Stock issued upon the valid exercise of outstanding Caladrius Options); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, (D) make any capital expenditure or commitment in excess of $500,000 or (E) forgive any loans to any Persons, including Caladrius’ employees, officers, directors or Affiliates;
(vi)  other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Caladrius Employee Plan; (B) cause or permit any Caladrius Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii) enter into any material transaction outside the Ordinary Course of Business;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any material portion of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any accounting method in respect of Taxes;
(x) take any action, other than as required by Law or GAAP, to change accounting policies or procedures;
(xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business and consistent with past practice of liabilities reflected or reserved against in the Caladrius Financials, or incurred in the Ordinary Course of Business and consistent with past practice;
(xii) except as set forth in Section 4.1(b)(xii) of the Caladrius Disclosure Schedule, enter into, amend or terminate any Caladrius Material Contract;
(xiii) (A) materially change pricing or royalties or other payments set or charged by Caladrius to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Caladrius;
(xiv) initiate or settle any Legal Proceeding or other claim or dispute involving or against Caladrius or any Subsidiary of Caladrius; or
(xv) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Caladrius prior to the Effective Time. Prior to the Effective Time, Caladrius shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) During the Pre-Closing Period, Caladrius shall have the right to distribute the Legacy Caladrius Assets Proceeds to the Caladrius stockholders provided that any means and mechanism of distribution shall be reasonably acceptable to the Company.
4.2 Operation of the Company’s Business.
(a) Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, pursuant to the terms of the Joint Development Agreement, as required by applicable Law or unless Caladrius shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Caladrius (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) except in connection with the hiring of any new employees, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, (D) make any capital expenditure or commitment in excess of $500,000 or (E) forgive any loans to any Persons, including the Company’s or any of its Subsidiaries’ employees, officers, directors or Affiliates;
(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants; or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii) enter into any material transaction outside the Ordinary Course of Business;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any material portion of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x) make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any accounting method in respect of Taxes;
(xi) take any action, other than as required by Law or GAAP, to change accounting policies or procedures;
(xii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business and consistent with past practice of liabilities reflected or reserved against in the Company Financials, or incurred in the Ordinary Course of Business and consistent with past practice;
(xiii) enter into, amend or terminate any Company Material Contract;
(xiv) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company or any of its Subsidiaries:
(xv) initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company or any Subsidiary of the Company; or
(xvi) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give Caladrius, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3. Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Caladrius, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary. Any investigation conducted by either Caladrius or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information.
4.4 No Solicitation.
(a) Each of Caladrius and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any

Acquisition Proposal (subject to Section 5.2 and Section 5.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Caladrius Stockholder Vote in the case of Caladrius), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors of such Party under applicable Law; (c) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.
4.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Caladrius, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the Caladrius Disclosure Schedule, as appropriate, for purposes of Section 8.2 or Section 7.1, as appropriate.

Section 5 Additional Agreements of the Parties
5.1 Registration Statement; Proxy Statement.
(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Caladrius shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Caladrius covenants and agrees that the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by the Company or its Subsidiaries to Caladrius for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Caladrius makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Caladrius’ stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1.
lf Caladrius, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Caladrius stockholders.
(b) Prior to the Effective Time, Caladrius shall use commercially reasonable efforts to obtain all regulatory, corporate and other approvals needed to ensure that the Caladrius Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to vote pursuant to the Company Stockholder Written Consent; provided, however, that Caladrius shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.
(c) The Company shall reasonably cooperate with Caladrius and provide, and require its Representatives to provide, Caladrius and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Caladrius to be included in the Registration Statement.
5.2 Company Stockholder Written Consent.
(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Caladrius’ advance review and reasonable approval.
(c) The Company agrees that, subject to Section 5.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Caladrius, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Caladrius or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).
(d) Notwithstanding anything to the contrary contained in Section 5.2(c), and subject to compliance with Section 4.4 and this Section 5.2, if at any time prior to approval of this Agreement and the contemplated Transactions by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may make a Company Board Adverse Recommendation Change if, but only if:
(i) in the case of a Superior Offer, (1) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (2) the Company has, and has caused its financial advisors and outside legal counsel to, at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), negotiate with Caladrius in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (3) if after Caladrius shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would result in a breach of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company shall be required to provide Caladrius with written notice confirming that the Company Board has determined to change its recommendation during the Company Notice Period, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer; (y) during any Company Notice Period, Caladrius shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Caladrius in good faith (to the extent Caladrius desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Caladrius with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions); or
(ii) in the case of a Company Intervening Event, the Company promptly notifies Caladrius, in writing, within the Company Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.
(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withholding, amendment, withdrawal or modification by the Company Board of the Company Board Recommendation (or public proposal to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Caladrius.
5.3 Caladrius Stockholders’ Meeting.
(a) Caladrius shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Caladrius Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Caladrius Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Caladrius’ certificate of incorporation to effect the Caladrius Reverse Stock Split (collectively, the “Caladrius Stockholder Matters” and such meeting, the “Caladrius Stockholders’ Meeting”). The Caladrius Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Caladrius shall take reasonable measures to ensure that all proxies solicited in connection with the Caladrius Stockholders’ Meeting are solicited in compliance with all applicable Law.
(b) Caladrius agrees that, subject to Section 5.3(c): (i) the Caladrius Board shall recommend that the holders of Caladrius Common Stock vote to approve the Caladrius Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Caladrius Board recommends that Caladrius’ stockholders vote to approve the Caladrius Stockholder Matters (the recommendation of the Caladrius Board being referred to as the “Caladrius Board Recommendation”); and (iii) the Caladrius Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Caladrius Board shall not publicly propose to withhold, amend, withdraw or modify the Caladrius Board Recommendation) in a manner adverse to the Company, and no resolution by the Caladrius Board or any committee thereof to withdraw or modify the Caladrius Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iil), collectively, a “Caladrius Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to approval of the Caladrius Stockholder Matters by the Required Caladrius Stockholder Vote, (i) Caladrius receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (B) the fact, in and of itself, that Caladrius meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Caladrius that occurs or arises after the date of this Agreement (a “Caladrius Intervening Event”), the Caladrius Board may make a Caladrius Board Adverse Recommendation Change if, but only if:
(i) in the case of a Superior Offer, (1) the Caladrius Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Caladrius Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (2) Caladrius has, and has caused its financial advisors and outside legal counsel to, at least four Business Days in advance of the Caladrius Board Adverse Recommendation Change (the “Caladrius Notice Period”), negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (3) if after the Company shall have delivered to Caladrius a written offer to alter the terms or conditions of this Agreement during the Caladrius Notice Period, the Caladrius Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Caladrius Board Recommendation would result in a breach of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Caladrius shall be required to provide the Company with written notice confirming that the Caladrius Board has determined to change its recommendation during the Caladrius Notice Period, which notice shall include a description in reasonable detail of the reasons for such Caladrius Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer; (y) during any Caladrius Notice Period, the Company shall be entitled to deliver to Caladrius one or more counterproposals to such Acquisition Proposal and Caladrius will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Caladrius’ stockholders would receive as a result of such potential Superior Offer), Caladrius shall be required to provide the Company with notice of such material amendment and the Caladrius Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Caladrius Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Caladrius Board shall not make a Caladrius Board Adverse Recommendation Change prior to the end of such Caladrius Notice Period as so extended (it being understood that there may be multiple extensions); or
(ii) in the case of a Caladrius Intervening Event, Caladrius promptly notifies the Company, in writing, within the Caladrius Notice Period before making a Caladrius Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Caladrius Intervening Event and that the Caladrius Board intends to make a Caladrius Board Adverse Recommendation Change.
(d) Caladrius’ obligation to call, give notice of or hold the Caladrius Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Caladrius Board Recommendation (or public proposal to withhold, amend, withdraw or modify the Caladrius Board Recommendation) in a manner adverse to the Company.
(e) Nothing contained in this Agreement shall prohibit Caladrius or the Caladrius Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Caladrius or the Caladrius Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Caladrius is unable to take a position with respect to the bidder’s tender offer unless the Caladrius Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law. Caladrius shall not withdraw or modify in a manner adverse to the Company the Caladrius Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).
5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
5.5 Company Options.
(a) Subject to Section 5.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Caladrius Common Stock, and Caladrius shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced. Any Company Options not issued under the Company Plan shall be cancelled immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company Options assumed by Caladrius shall thereupon be converted into rights with respect to Caladrius Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Caladrius may be exercised solely for shares of Caladrius Common Stock; (ii) the number of shares of Caladrius Common Stock subject to each Company Option assumed by Caladrius shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Caladrius Common Stock; (iii) the per share exercise price for the Caladrius Common Stock issuable upon exercise of each Company Option assumed by Caladrius shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Caladrius shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Caladrius in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Caladrius Common Stock subsequent to the Effective Time; and (B) the Caladrius Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Caladrius. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Caladrius Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(b) Caladrius shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 relating to the shares of Caladrius Common Stock issuable with respect to Company Options assumed by Caladrius in accordance with Section 5.5(a).
(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan or otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Caladrius Awards. At the Effective Time, each Caladrius Award that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
5.7. Employee Benefits. Caladrius and the Company shall cause Caladrius to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 3.17(c) of the Caladrius Disclosure Schedule or Section 2.1(c) of the Company Disclosure Schedule, as applicable, subject to the provisions of such agreements.
5.8 Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Caladrius and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Caladrius or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Caladrius or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Caladrius and the Surviving Corporation, jointly and severally, upon receipt by Caladrius or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Caladrius, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) The provisions of the certificate of incorporation and bylaws of Caladrius and the Company with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the same that are presently set forth in the certificate of incorporation and bylaws of Caladrius or the Company shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Caladrius or the Company, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Caladrius shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Caladrius and the Company.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Caladrius shall fulfill and honor in all respects the obligations of Caladrius to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Caladrius’ Organizational Documents and pursuant to any indemnification agreements between Caladrius and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, Caladrius shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Caladrius.
(e) From and after the Effective Time, Caladrius shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their enforcement of the rights provided to such persons in this Section 5.8.

(f) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Caladrius and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g) In the event Caladrius or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Caladrius or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Caladrius shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.
5.9 Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
5.10 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Caladrius may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Caladrius in compliance with this Section 5.10.
5.11 Listing. Caladrius shall use its commercially reasonable efforts: (a) to maintain its existing listing on the Nasdaq Capital Market until the Closing Date and to obtain approval of the listing of the combined company on the Nasdaq Capital Market; (b) without derogating from the generality of the requirements of clause (a) and to the extent required by the rules and regulations of Nasdaq, to (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Caladrius Common Stock to be issued in connection with the Contemplated Transactions and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Caladrius Common Stock on Nasdaq (the “Nasdag Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Company will cooperate with Caladrius as reasonably requested by Caladrius with respect to the Nasdaq Listing Application and promptly furnish to Caladrius all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.
5.12 Tax Matters. The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Specifically, Caladrius shall use its commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law.

5.13 Legends. Caladrius shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Caladrius Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Caladrius for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Caladrius Common Stock.
5.14 Directors and Officers. The Parties shall take all actions necessary cause the board of directors of Caladrius, immediately after the Effective Time, to consist of up to nine (9) directors, of which four (4) directors shall be designated by Caladrius, four (4) directors shall be designated by the Company and one (1) director who shall be mutually determined by Caladrius and the Company. The parties hereby agree that David Mazzo shall be appointed as Chief Executive Officer of Caladrius and David Slack shall be appointed as President and Chief Business Officer of Caladrius, each case, following the Effective Time.
5.15 Section 16 Matters. Prior to the Effective Time, Caladrius shall take all such steps as may be required to cause any acquisitions of Caladrius Common Stock and any options to purchase Caladrius Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Caladrius, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.16 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.17 Allocation Certificate; Transaction Costs.
(a) The Company will prepare and deliver to Caladrius at least two Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Caladrius setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (d) the number of shares of Caladrius Common Stock to be issued to such holder, or to underlie any Caladrius Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
(b) At least five (5) Business Days prior to the Closing Date, the Company shall, to the extent applicable, deliver to Caladrius an accurate and complete copy of all Company Invoices with respect to all related Transaction Costs estimated to be due and payable by the Company as of the Closing Date.
5.18 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement (and in any event within thirty (30) days following the date of this Agreement with respect to the Company Audited Financial Statements), the Company will cause its independent auditors to furnish (i) audited financial statements for the fiscal year ended December 31, 2021 and 2020, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
5.19 Caladrius Reverse Stock Split. If deemed necessary by the Parties, Caladrius shall submit to Caladrius’ stockholders at the Caladrius Stockholders’ Meeting an amendment to Caladrius’ certificate of incorporation to authorize the Caladrius Board to effect a reverse stock split of all outstanding shares of Caladrius Common Stock at a reverse stock split ratio mutually agreed to by the Company and Caladrius (the “Caladrius Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Caladrius Reverse Stock Split.
5.20 Preferred Stock. The Company shall take all action required to effect the conversion of the Company Preferred Stock (other than any Company Preferred Stock owned by Caladrius) into Company Common Stock pursuant to the Company Stockholder Written Consent prior to the Closing Date.
5.21 Joint Development Agreement. As an inducement for Caladrius and the Company to enter into this Agreement and effect the Merger, Caladrius and the Company shall enter, or shall have entered, into a Joint Development Agreement in substantially the form attached hereto as Exhibit E (the “Joint Development Agreement”).
Section 6 Conditions Precedent to Obligations of Each Party
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.
6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.3 Stockholder Approval. (a) Caladrius shall have obtained the Required Caladrius Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.
6.4 Listing. The existing shares of Caladrius Common Stock shall have been continually listed on the Nasdaq Capital Market as of and from the date of this Agreement through the Closing Date, the approval of the listing of the additional shares of Caladrius Common Stock on the Nasdaq Capital Market shall have been obtained and the shares of Caladrius Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq Capital Market or such other Nasdaq market on which shares of Caladrius Common Stock are then listed.
6.5 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Caladrius, Merger Sub or the Company any damages or other relief that may be material to Caladrius or the Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Caladrius; (d) that would materially and adversely affect the right or ability of Caladrius or the Company to own the assets or operate the business of Caladrius or the Company; or (e) seeking to compel Caladrius, the Company or any Subsidiary of the Company to dispose of or hold separate any material assets as a result of the Merger.
Section 7 Additional Conditions Precedent to Obligations of Caladrius and Merger Sub
The obligations of Caladrius and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Caladrius, at or prior to the Closing, of each of the following conditions:
7.1 Accuracy of Representations. Each of the Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company IP Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and the Company IP Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3 Closing Certificate. Caladrius shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 7.1, 7.2, and 7.6 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.17 is true and accurate in all respects as of the Closing Date.
7.4 Preferred Stock Conversion. The Company Preferred Stock, excluding any Company Preferred Stock owned by Caladrius, shall have been converted into Company Common Stock (the “Preferred Stock Conversion”).
7.5 FIRPTA Certificate. Caladrius shall have received from the Company a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Caladrius.
7.6 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
7.7 Other Deliveries. Caladrius shall have received: (a) certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions.
7.8 Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
7.9 Consents.
(a) All of the consents set forth on Schedule 7.9(a) shall have been obtained and shall be in full force and effect.

(b) Any Company Permit or other consent required to be obtained by the Company under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.
7.10 Company Invoices. Caladrius shall have received written acknowledgements pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company that in each case is owed Transaction Costs from the Company: (i) the total amount of Transaction Costs that are payable to such Person; and (ii) that, upon receipt of the amount referred to in clause “(i)” above, such party will have been paid in full and is not (and will not be) owed any other Transaction Costs (collectively, the “Company Invoices”).
Section 8 Additional Conditions Precedent to Obligation of the Company
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Company, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. Each of the Caladrius Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Caladrius SEC Matters Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Caladrius Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Caladrius and Merger Sub contained in this Agreement (other than the Caladrius Fundamental Representations, the Caladrius SEC Matters Representations and the Caladrius Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Caladrius Material Adverse Effect (without giving effect to any references therein to any Caladrius Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Caladrius Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. Caladrius and Merger Sub shall have performed or complied with in all material respects all of their respective agreements and covenants required to be performed or complied with by each of them, as applicable, under this Agreement at or prior to the Effective Time.
8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Caladrius confirming that the conditions set forth in Sections 8.1, 8.2, 8.6 and 8.10 have been duly satisfied; and
(b) written resignations in form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Caladrius who are not to continue as officers or directors of Caladrius pursuant to Section 5.14 hereof.

8.4 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Caladrius shall have failed to provide, with respect to any Caladrius SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.
8.5 FIRPTA Certificate. The Company shall have received from Caladrius a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445- 2(c)(3) certifying that Caladrius is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to the Company.
8.6 No Caladrius Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Caladrius Material Adverse Effect.
8.7 Board of Directors. Caladrius shall have caused the Caladrius Board to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.
8.8 Other Deliveries. The Company shall have received: (a) certificates of good standing of Caladrius in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions.
8.9 Caladrius Lock-Up Agreements. The Caladrius Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
8.10 Net Cash. Net Cash shall be greater than or equal to the applicable amount as set forth on Schedule 8.10.
8.11 Consents.
(a) All of the consents set forth on Schedule 8.11(a) shall have been obtained and shall be in full force and effect.
(b) Any Caladrius Permit or other consent required to be obtained by Caladrius under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.
Section 9 Termination
9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Caladrius Stockholder Matters by Caladrius’ stockholders, unless otherwise specified below):
(a) by mutual written consent of Caladrius and the Company;
(b) by either Caladrius or the Company if the Contemplated Transactions shall not have been consummated by November 11, 2022 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Caladrius or Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Caladrius shall be entitled, on one occasion, to extend the End Date for an additional 60 days;
(c) by either Caladrius or the Company tf a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) (i) by Caladrius if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Caladrius may not terminate this Agreement pursuant to this Section 9.1(d)(i); or
(ii)  by the Company if (A) the Company Board has effected a Company Change of Recommendation and (B) the Company Stockholder Approval shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, the Company may not terminate this Agreement pursuant to this Section 9.1(d)(ii); and provided, further, that the right to terminate this Agreement under this Section 9.1(d)(ii) shall not be available to the Company where the failure to obtain the Required Company Stockholder Vote shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;
(e) by either Caladrius or the Company if (i) the Caladrius Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Caladrius’ stockholders shall have taken a final vote on the Caladrius Stockholder Matters and (ii) the Caladrius Stockholder Matters shall not have been approved at the Caladrius Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Caladrius Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Caladrius where the failure to obtain the Required Caladrius Stockholder Vote shall have been caused by the action or failure to act of Caladrius and such action or failure to act constitutes a material breach by Caladrius of this Agreement;
(f) by the Company (at any time prior to the approval of the Caladrius Stockholder Matters by the Required Caladrius Stockholder Vote) if a Caladrius Triggering Event shall have occurred;
(g) by Caladrius (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Caladrius or Merger Sub, or if any representation or warranty of Caladrius or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Caladrius’ or Merger Sub’s representations and warranties or breach by Caladrius or Merger Sub is curable by Caladrius or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Caladrius or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Caladrius or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Caladrius or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Caladrius or Merger Sub is cured prior to such termination becoming effective);
(i) by Caladrius, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company, or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Caladrius is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Caladrius to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Caladrius to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
(j) by Caladrius, at any time prior to the approval of the Caladrius Stockholder Matters by the Required Caladrius Stockholder Vote and following compliance with all of the requirements set forth in the proviso to this Section 9.1(j), upon the Caladrius Board authorizing Caladrius to enter into a Permitted Alternative Agreement; provided, however, that Caladrius shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Caladrius of Caladrius’ intention to enter into such Permitted Alternative Agreement at least four Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Caladrius shall have complied in all material respects with its obligations under Section 4.4 and Section 5.3 and (iii) the Caladrius Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would be inconsistent with its fiduciary duties under applicable Law;
(k) by Caladrius if the Company Audited Financial Statements are not delivered to Caladrius by August 1, 2022; or
(l) by the Company, at any time prior to the approval of the Company Stockholder Matters by the Required Company Stockholder Vote and following compliance with all of the requirements set forth in the proviso to this Section 9.1(l), upon the Company Board authorizing the Company to enter into a Permitted Alternative Agreement; provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) Caladrius shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least four Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied in all material respects with its obligations under Section 4.4 and Section 5.2 and (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would be inconsistent with its fiduciary duties under applicable Law.
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3 Expenses.
(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b) If (i)(A) this Agreement is terminated by Caladrius or the Company pursuant to Section 9.1(e), or (B) this Agreement is terminated by the Company pursuant to Section 9.1(b) or Section 9.1(h), (ii) at any time after the date of this Agreement and prior to the Caladrius Stockholders’ Meeting, an Acquisition Proposal with respect to Caladrius shall have been publicly announced, disclosed or otherwise communicated to the Caladrius Board (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, Caladrius enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Caladrius shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $1,000,000 (the “Company Termination Fee”), plus any amount payable to the Company pursuant to Section 9.3(i).
(c) If (i)(A) this Agreement is terminated by Caladrius or the Company pursuant to Section 9.1(d)(i) or (ii), as applicable, or (B) this Agreement is terminated by Caladrius pursuant to Section 9.1(b) or Section 9.1(i), (ii) at any time after the date of this Agreement and prior to the receipt of the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Caladrius, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $4,000,000 (the “Caladrius Termination Fee”), plus any amount payable to Caladrius pursuant to Section 9.3(i).
(d) If (i) this Agreement is terminated by Caladrius pursuant to Section 9.1(g) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(l), then the Company shall pay to Caladrius, concurrent with such termination, the Caladrius Termination Fee, in addition to any amount payable to Caladrius pursuant to Section 9.3(i).
(e) If (i) this Agreement is terminated by Caladrius pursuant to Section 9.1(j) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(f), then Caladrius shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(i).
(f) (i) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(h) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Caladrius Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Caladrius’ obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Caladrius), then Caladrius shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten Business Days following the date on which the Company submits to Caladrius true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors.
(g) (i) If this Agreement is terminated (A) by Caladrius or the Company pursuant to Section 9.1(d)(i) or (ii), as applicable, or (B) by Caladrius pursuant to Section 9.1(i) or (ii) in the event of the failure of Caladrius to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.6, (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Caladrius, are capable of being satisfied by Caladrius or have been waived by the Company), the Company shall reimburse Caladrius for all Third Party Expenses incurred by Caladrius up to a maximum of $1,000,000, by wire transfer of same-day funds within ten Business Days following the date on which Caladrius submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Caladrius except for reasonably documented out-of-pocket expenses otherwise reimbursable by Caladrius to such financial advisors pursuant to the terms of Caladrius’ engagement letter or similar arrangement with such financial advisors.

(h) If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.
(i) The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Caladrius or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
Section 10 Miscellaneous Provisions
10.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Caladrius and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Caladrius at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Caladrius Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such tockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Caladrius.
10.3 Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably waives the right to trial by jury.
10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Caladrius or Merger Sub:

Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920
Attention: David J. Mazzo, Ph.D., President and CEO
Email: dmazzo@caladrius.com

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
Attention: Joel Papernik, Esq.; Daniel Bagliebter, Esq.
Email: JIPapernik@mintz.com; DABagliebter@mintz.com

if to the Company:

CEND Therapeutics, Inc.
12544 High Bluff Drive, Suite 400
San Diego, California 92130
Attention: David Slack, President and CEO
Email: dslack@cendrx.com

with a copy to (which shall not constitute notice):

Procopio, Cory, Hargreaves & Savitch LLP
12544 High Bluff Drive, Suite 400
San Diego, California 92130
Attention: Paul Johnson, Esq.
Email: paul.johnson@procopio.com
10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13 Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.”
(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d) The use of the word “or” shall not be exclusive.
(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(h) The Parties agree that the Company Disclosure Schedule or Caladrius Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Caladrius Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 3, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(i) “delivered” or “made available” shall mean, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
CALADRIUS BIOSCIENCES, INC.

By:	/s/ David Mazzo, Ph.D.
Name:	David Mazzo, Ph.D.
Title:	President and Chief Executive Officer
CS CEDAR MERGER SUB, INC.

By:	/s/ David Mazzo, Ph.D.
Name:	David Mazzo, Ph.D.
Title:	President
CEND THERAPEUTICS, INC.

By:	/s/ David Slack
Name:	David Slack
Title:	President & Chief Executive Officer
[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS
a) For purposes of the Agreement (including this Exhibit A):
“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Caladrius, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other transactions contemplated by this Agreement or any transactions related to a Legacy Caladrius Business Disposition.
“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Caladrius or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party; provided, however, that any Acquisition Proposal for the purchase of Legacy Caladrius Assets from a Person that has previously negotiated with Caladrius, its Subsidiaries and/or the Representatives of it or its Subsidiaries for the purchase of the Legacy Caladrius Assets shall not constitute an Acquisition Proposal for purposes of this Agreement.
“Acquisition Transaction” shall mean any transaction or series of related transactions involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.
“Allocation Certificate” shall have the meaning set forth in Section 5.20.
“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“Caladrius Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Caladrius within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Caladrius Associate” shall mean any current or former employee, independent contractor, officer or director of Caladrius or any of its Subsidiaries.
“Caladrius Audited Balance Sheet” shall mean the audited balance sheet of Caladrius as of December 31, 2021, included in Caladrius’ Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC.
“Caladrius Awards” means, collectively, the Caladrius Options, Caladrius RSUs and Caladrius Restricted Stock Awards.
“Caladrius Board” shall mean the board of directors of Caladrius.
“Caladrius Capital Stock” shall mean the Caladrius Common Stock and the Caladrius Preferred Stock.

“Caladrius Capitalization Representations” shall mean the representations and warranties of Caladrius and Merger Sub set forth in Sections 3.6(a), 3.6(d) and 3.22.
“Caladrius Common Stock” shall mean the Common Stock, $0.001 par value per share, of Caladrius.
“Caladrius Contract” shall mean any Contract: (a) to which Caladrius is a party; (b) by which Caladrius or any Caladrius IP Rights or any other asset of Caladrius is or may become bound or under which Caladrius has, or may become subject to, any obligation; or (c) under which Caladrius has or may acquire any right or interest.
“Caladrius Fundamental Representations” shall mean the representations and warranties of Caladrius and Merger Sub set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a), 3.21 and 3.24.
“Caladrius IP Rights” shall mean all Intellectual Property owned, licensed or controlled by Caladrius that is necessary for the operation of the business of Caladrius as presently conducted.
“Caladrius IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Caladrius IP Rights.
“Caladrius Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Caladrius Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Caladrius; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Caladrius Material Adverse Effect: (a) any rejection or non-acceptance by a Governmental Body of a registration statement or filing by Caladrius relating to the Caladrius IP Rights; (b) the announcement of the Agreement or the pendency of the Contemplated Transactions; (c) any change in the stock price or trading volume of Caladrius Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Caladrius Common Stock may be taken into account in determining whether a Caladrius Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (d) the taking of any action, or the failure to take any action, by Caladrius that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.1(b) of the Caladrius Disclosure Schedule; (e) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Caladrius or its Subsidiaries; (f) continued losses from operations or decreases in cash balances of Caladrius or any of its Subsidiaries or on a consolidated basis among Caladrius and its Subsidiaries; (g) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (h) any change in GAAP or applicable Law or the interpretation thereof; (i) general economic or political conditions or conditions generally affecting the industries in which Caladrius operates; or (j) any epidemics, pandemics, disease outbreaks, or other public health emergencies or the escalation or worsening thereof, including COVID-19 or the Caladrius’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act; except, in each case with respect to clauses (g), (h),(i) and (j), to the extent disproportionately affecting Caladrius relative to other similarly situated companies in the industries in which Caladrius operates.
“Caladrius Options” shall mean options or other rights to purchase shares of Caladrius Common Stock issued by Caladrius.
“Caladrius Preferred Stock” shall mean the Series B convertible redeemable preferred stock liquidation value, 0.001 share of common stock, $0.01 par value, of Caladrius.
“Caladrius Registered IP” shall mean all Caladrius IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Caladrius Reverse Stock Split” shall have the meaning set forth in Section 5.19.

“Caladrius Restricted Stock Awards” means awards of shares of Caladrius Common Stock subject to forfeiture and certain vesting criteria.
“Caladrius RSUs” means a restricted stock unit covering shares of Caladrius Common Stock issued or granted by Caladrius, which for the avoidance of doubt, shall include performance stock units covering shares of Caladrius Common Stock issued or granted by Caladrius.
“Caladrius SEC Matters Representations” shall mean the representations and warranties of Caladrius and Merger Sub set forth in Sections 3.7.
“Caladrius Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Caladrius Triggering Event” shall be deemed to have occurred if: (a) Caladrius shall have failed to include in the Proxy Statement the Caladrius Board Recommendation or shall have made a Caladrius Board Adverse Recommendation Change; (b) the Caladrius Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) Caladrius shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); (d) Caladrius or any director or officer of Caladrius shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of the Agreement; or (e) Caladrius shall have failed to hold the Caladrius Stockholders’ Meeting within 60 days after the Registration Statement is declared effective under the Securities Act.
“Cash Determination Time” means the close of business on the last Business Day prior to the anticipated date for Closing.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Board” shall mean the board of directors of the Company.
“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” shall mean the representations and warranties of the Company set forth in Sections 2.6(a) and (d).
“Company Common Stock” shall mean the Common Stock, $0.00001 par value per share, of the Company.
“Company Contract” shall mean any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Fundamental Representations” shall mean the representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.20 and 2.21.
“Company IP Representations” shall mean the representations and warranties of the Company set forth in Section 2.12.
“Company IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.
“Company IP Rights Agreement” shall mean any instrument or agreement governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.2(a) of the Company Disclosure Schedule; (c) continued losses from operations or decreases in cash balances of the Company or any of its Subsidiaries or on a consolidated basis among the Company and its Subsidiaries; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; or (g) any epidemics, pandemics, disease outbreaks, or other public health emergencies or the escalation or worsening thereof, including COVID-19 or the Company’s compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act; except in each case with respect to clauses (e), (f) and (g), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Options” shall mean options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Registered IP” shall mean all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.
“Company Stockholders” shall mean the holders of the capital stock of the Company immediately prior to the Effective Time.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal; (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (c) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.2 of the Agreement.
“Company Unaudited Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2021 provided to Caladrius prior to the date of the Agreement.
“Confidentiality Agreement” shall mean the Confidentiality Agreement dated November 16, 2021, between the Company and Caladrius.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” shall mean the Merger and the other transactions contemplated by the Agreement.

“Contract” shall mean, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“DGCL” shall mean the General Corporation Law of the State of Delaware.
“Effect” shall mean any effect, change, event, circumstance, or development.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any entity (whether or not incorporated) treated as a single employer with the Company or Caladrius, as applicable, for purposes of Section 414 of the Code.
“Exchange Act” shall mean the Securities Exchange Act of 1934.
“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•	“Caladrius Allocation Percentage” means 1.00 minus the Company Allocation Percentage; provided, however, that the Caladrius Allocation Percentage is subject to adjustment pursuant to Schedule A.
•	“Caladrius Outstanding Shares” means, subject to Section 1.5(f), the total number of shares of Caladrius Common Stock issued and outstanding immediately prior to the Effective Time.
•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Caladrius Shares by (ii) the Company Allocation Percentage.
•
“Company Outstanding Shares” means the total number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time after the effectiveness of the Preferred Stock Conversion.

•
“Company Allocation Percentage” means 0.5; provided, however, that to the extent that the Company Transaction Costs is greater than two hundred fifty thousand dollars ($250,000), then 0.5 shall be reduced by 0.000056 for each ten thousand dollars ($10,000) (rounded down to the next nearest ten thousand dollar ($10,000) increment) that the Company Transaction Costs as so determined is greater than two hundred fifty thousand dollars ($250,000).

•	“Post-Closing Caladrius Shares” mean the quotient determined by dividing (i) the Caladrius Outstanding Shares by (ii) the Caladrius Allocation Percentage.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self- regulatory organization (including the Nasdaq Stock Market).
“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.
“IRS” shall mean the United States Internal Revenue Service.
“Key Employee” shall mean, with respect to the Company or Caladrius, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.
“Law” shall mean any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of the Nasdaq Stock Market or the Financial Industry Regulatory Authority).
“Legacy Caladrius Business Disposition” means any sale, lease, exchange, transfer, license, disposition or other monetization of the technology and intellectual property of the Legacy Caladrius Assets. For the avoidance of doubt, the Legacy Caladrius Assets do not include any shares of capital stock of Caladrius.
“Legacy Caladrius Assets” means the technology and intellectual property of Caladrius in existence on the date of this Agreement.
“Legacy Caladrius Assets Proceeds” means the proceeds received by Caladrius in connection with the Legacy Caladrius Business Disposition prior to the Closing.
“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Merger Sub Board” shall mean the board of directors of Merger Sub.

“Multiemployer Plan” shall mean (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Multiple Employer Plan” shall mean (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Multiple Employer Welfare Arrangement” shall mean (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.
“Net Cash” shall mean (a) the sum of (without duplication) in each case as of the Cash Determination Time, (i) Caladrius’ cash and cash equivalents, marketable securities, prepaid and other current assets, accounts receivable, interest and other receivables, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Caladrius’ audited financial statements, including the Legacy Caladrius Assets Proceeds to the extent not distributed to the Caladrius Stockholders immediately prior to the Merger, (ii) expenses paid, or liabilities incurred, prior to Closing, that are approved and guaranteed in writing (without conditions) to be paid to Caladrius pursuant to any directors’ and officers’ insurance policy, and (iii) amounts invested in the Series D Preferred Stock of the Company, minus (b) the sum of (without duplication) in each case as of the Cash Determination Time, (i) Caladrius’ accounts payable and accrued liabilities (other than accrued liabilities which are Caladrius Transaction Costs), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Caladrius’ audited financial statements, (ii) any unpaid Caladrius Transaction Costs, and (iii) any declared but unpaid Caladrius cash dividends. Notwithstanding the foregoing, in no case shall Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares.
“Ordinary Course of Business” shall mean, in the case of each of the Company and Caladrius, such actions taken in the ordinary course of its normal operations and consistent with its past practices (which, in the case of Caladrius, shall include the potential wind down of its activities related to the Legacy Caladrius Assets).
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” shall mean the Company, Merger Sub and Caladrius.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” shall mean: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Caladrius Audited Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Caladrius, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” shall mean any individual, Entity or Governmental Body.
“Pro Rata Share” shall mean, with respect to each Company Stockholder, the percentage set forth opposite the name of such Company Stockholder on the Allocation Certificate. For the avoidance of doubt, the Pro Rata Share of all Company Stockholders in the aggregate will equal 100%.

“Proxy Statement” shall mean the proxy statement to be sent to Caladrius’ stockholders in connection with the Caladrius Stockholders’ Meeting.
“Registration Statement” shall mean the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Caladrius Common Stock) to be filed with the SEC by Caladrius registering the public offering and sale of Caladrius Common Stock to some or all holders of Company Capital Stock in the Merger, including all shares of Caladrius Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” shall mean directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933.
“Straddle Period” shall mean a taxable period that begins on or before and ends after the Closing Date. For all purposes of this Agreement, in the case of Taxes based upon income, sales, proceeds, profits, receipts, wages, compensation or similar items, the Taxes attributable to the portion of any Straddle Period ending on the Closing Date shall be determined on the basis of a closing of the books as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a daily basis, and the amount of any other Taxes attributable to such Straddle Period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period up to and including the Closing Date, and the denominator of which is the total number of days in the taxable period.
An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Subsequent Transaction” shall mean any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 90% for these purposes)
that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the Caladrius Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Caladrius’ stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
“Tax” shall mean any federal, state, local, foreign or other tax, assessment and other charges and duties in the nature of a tax, including (a) any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, escheat, unclaimed property, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of as a successor or transferee, by operation of Law or otherwise.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Costs” means the aggregate amount of costs and expenses of a Person or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Merger and the other Contemplated Transactions, including (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or any of its Subsidiaries and any transaction bonuses or similar items in connection with the Contemplated Transactions, (b) any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Contemplated Transactions) that become due or payable to any director, officer, employee or consultant of such Person in connection with the consummation of the Contemplated Transactions, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Contemplated Transactions, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Contemplated Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed- upon modification or early termination of any such Contract, in each case with respect to the foregoing matters (a)-(c), to the extent unpaid.
“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.
b) Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
409A Plan	2.17(k)
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certification	3.7(a)
Closing	1.3
Caladrius	Preamble
Caladrius Board Recommendation	5.3(b)
Caladrius Disclosure Schedule	3
Caladrius Employee Plan	3.17(c)
Caladrius Intervening Event	5.3(c)
Caladrius Leased Real Property	3.11.(a)
Caladrius Material Contract	3.13
Caladrius Notice Period	5.3(c)
Caladrius Permits	3.14(b)
Caladrius Product Candidates	3.14(d)
Caladrius Regulatory Permits	3.14(d)
Caladrius Real Estate Leases	3.11
Caladrius SEC Documents	3.7(a)
Caladrius Stock Plans	3.6(c)
Caladrius Stockholders’ Meeting	5.3(a)
Closing Date	1.3
Company	Preamble

Term	Section
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(a)
Company Disclosure Schedule	Section 2
Company Employee Plan	2.17(c)
Company Financials	2.7(a)
Company Material Contract	2.13
Company Plan	2.6(c)
Company Permits	2.14(b)
Company Preferred Stock	2.6(a)
Company Product Candidates	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.7
Costs	5.8(a)
D&O Indemnified Party	5.8(a)
Dissenting Shares	1.9(a)
Drug Regulatory Agency	2.14(c)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
FDA	2.14(c)
FDCA	2.14(c)
GAAP	2.7(a)
Investor Agreements	5.16
Joint Development Agreement	5.21
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Notice Period	5.3(c)(i)
Pre-Closing Period	4.1(a)
Preferred Stock Conversion	7.4
Required Company Stockholder Vote	2.4
Required Caladrius Stockholder Vote	3.4
Surviving Corporation	1.1
Third Party Expenses	9.3(b)

Annex B
April 25, 2022
Board of Directors
Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, NJ 07920
Members of the Board of Directors:
We understand that Caladrius Biosciences, Inc. (“Caladrius”) intends to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) by and between Caladrius, CS Cedar Merger Sub, Inc., (“Merger Sub”), Cend Therapeutics (“Cend”). Pursuant to the Agreement, Merger Sub will merge with and into Cend, and Cend will become a wholly owned subsidiary of Caladrius (the “Transaction”). At the Effective Date of the Transaction, (i) those 1,135,650 shares of Cend Series D Preferred Stock, $.00001 par value per share, to be issued to Caladrius for an aggregate purchase price of $10.0 million pursuant to a Collaboration Agreement to be entered into by Caladrius and Cend concurrently with their entry into the Merger Agreement shall be cancelled and (ii) each other then-outstanding share of Cend capital stock shall be converted into the right to receive a number of shares of Caladrius Common Stock equal to the quotient of (x) the number of shares of Caladrius Common Stock issued and outstanding immediately prior to the effective time of the Transaction (the “Effective Time”) divided by (y) the total number of shares of Cend capital stock issued and outstanding immediately prior to the Effective Time, subject to certain adjustments, limitations and procedures set forth in the Agreement (collectively, the “Consideration”). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement, and the summary of the Transaction set forth above is qualified in its entirety by the terms of the Merger Agreement.
The Caladrius Board of Directors has requested our opinion as to the fairness to Caladrius, from a financial point of view, of the Consideration to be paid in the aggregate in the Transaction. Back Bay Life Science Advisors, LLC is an investment banking and strategic advisory boutique engaged in life sciences-focused strategic, corporate financial and mergers and acquisition advisory services, offering securities-related services through a wholly owned broker-dealer subsidiary. We have been engaged by Caladrius to act as financial advisor to Caladrius with respect to the Transaction and in connection with this Opinion. We have received advisory fees in conjunction with our services to-date and will receive an opinion fee from Caladrius in conjunction with the rendering of this Opinion. No fees payable to us are contingent upon the closing of the Transaction. Caladrius has also agreed to reimburse us for expenses, and indemnify us against liabilities that may arise from our engagement. In the ordinary course of our business, we may, in the future, provide additional advisory services to Caladrius, receiving customary fees therefor, or hold positions for our own accounts in securities of Caladrius.
In connection with our Opinion, we have among other things: (i) reviewed the draft Merger Agreement, dated April 24, 2022, and other Transaction-related documentation, including the Collaboration Agreement, dated April 25, 2022, and the Series D Stock Purchase Agreement, dated April 25, 2022; (ii) reviewed certain publicly available historic financials, operating data, and other business information regarding Caladrius; (iii) reviewed financial and operating information with respect to the business, operations and prospects of Caladrius furnished to us by Caladrius, including financial projections of Caladrius prepared by management of Caladrius (the “Caladrius Projections”) (iii) reviewed financials, operating data, capitalization, pro formas, other internal documents, trading information of Caladrius stock, and other business information regarding Cend, prepared by and furnished to us by the management of Cend, including financial projections of Cend prepared by management of Cend (the “Cend Projections”); (iv) held discussions with members of senior management of Caladrius and Cend, regarding past and current operations, financial condition and prospects; (v) reviewed certain financial and stock market data of Caladrius and other selected publicly held companies we deemed to be comparable to Caladrius and Cend; (vi) reviewed the financial terms, to the extent publicly available, of certain announced acquisitions and corporate transactions we deemed to be comparable to the Transaction; (viii) performed a discounted cash flow analysis of Cend on a stand-alone basis; and (ix) taken into account such other quantitative analyses and other matters we deemed relevant and necessary, including an assessment of general economic, market and monetary conditions.
In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify the accuracy, completeness, or reasonableness of any such information and have further relied upon the assurances of the management of Caladrius that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Caladrius or Cend, nor have we been furnished with such materials. We have made no independent investigation of any legal, accounting or tax matters relating to Caladrius, Cend, or the Transaction, and have assumed the correctness and adequacy of all legal, accounting and tax advice given. With respect to the Caladrius Projections, upon your advice, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Caladrius as to the future financial performance of Caladrius and that Caladrius will perform substantially in accordance with such projections and have relied on the Caladrius Projections in arriving at our opinion. With respect to the Cend Projections, upon your advice and at your direction, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cend as to the future financial performance of Cend and that Cend will perform substantially in accordance with such projections and have relied on the Cend Projections in arriving at our opinion. We are assuming in our analysis that Caladrius will be deemed to be the acquiring party for accounting purposes. For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the Consideration was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all estimated financial forecasts will be realized, that all governmental, regulatory, shareholder or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction or in any way meaningful to our analysis, and that all conditions to the consummation of the proposed Transaction will be satisfied without material alteration. We have also assumed, with your consent, that the final form of the Agreement will be substantially the same as the last draft reviewed by us.
In addition, we have assumed, with your consent, that the historical financial statements of Caladrius reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles (GAAP) consistently applied. We understand that the Cend historical financial statements reviewed by us have not been prepared in accordance with U.S. GAAP. We have assumed, with your consent, that the Cend historical financial statements reviewed by us are materially complete and fairly present the financial condition and results of operations of Cend as of and for the dates and periods indicated therein.
We have further assumed, with your consent, that as of the date hereof, there has been no material adverse change in Caladrius’s or Cend’s assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us which change has not been disclosed to us prior to the date hereof. We do not express any opinion as to (i) the value of any other arrangement entered into in connection with the proposed Transaction, or (ii) any tax or other consequences that might result from the proposed Transaction. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the combined company.
Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Caladrius, nor does it address the underlying business decision of Caladrius or the Board to pursue, structure, approve, recommend or proceed with the Transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection therewith. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the advice of the outside counsel and independent accountants of Caladrius, and on the assumptions of the management of Caladrius, as to all legal, regulatory, accounting, insurance and tax matters with respect to Caladrius, Cend, and the Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to be paid to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration paid in the Transaction or otherwise.

In preparing our opinion, we performed a variety of valuation analyses, including those described above. The summary of our analyses is not a complete description of the analyses underlying our opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither our opinion nor the analyses underlying our opinion are readily susceptible to partial analysis or summary description. We arrived at our opinion based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
It is understood that our opinion is for the sole benefit and use of the Board of Directors of Caladrius in its consideration of the aggregate Consideration to be paid in the Transaction, and it is explicitly agreed between Caladrius and Back Bay that the Opinion should not be construed as a recommendation or investment advice to any holders of Caladrius securities with respect to how such securityholders should vote or otherwise act with respect to the Transaction. This opinion is approved by an authorized internal committee of Back Bay and is necessarily based upon information made available to it and market, economic and other conditions as they exist on, and can be evaluated as of the date hereof. We express no opinion as to the prices at which shares of Caladrius Common Stock would trade following the announcement or consummation of the Transaction. With the exception of a Bringdown Opinion as defined in the Addendum to our advisory services agreement with Caladrius we have and undertake no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring hereafter.
Based upon and subject to the foregoing, it is our opinion that the Consideration to be paid in the Transaction pursuant to the Agreement is fair to Caladrius, from a financial point of view.
Sincerely,

BACK BAY LIFE SCIENCE ADVISORS, LLC

Annex C
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALADRIUS BIOSCIENCES, INC.
Caladrius Biosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:
A.
The name of the Corporation is Caladrius Biosciences, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 18, 1980. A Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 28, 1995. A Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2003. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 29, 2006. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 3, 2013 (the “Prior Certificate”). A Certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on May 29, 2015. A Certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on July 26, 2016.

B.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Prior Certificate, and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

C.	Article FOURTH of the Prior Certificate is hereby amended to add the following Section D:
“D. Immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware every [_____]1 shares of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into of one share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”
The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The Nasdaq Capital Market on the trading day immediately preceding the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”
D.	The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.
1	To be a number between five and fifteen (inclusive)
D-1

IN WITNESS WHEREOF, Caladrius Biosciences, Inc. has caused this Certificate of Amendment to be signed by David J. Mazzo, Ph.D., a duly authorized officer of the Corporation, on      , 2022.
CALADRIUS BIOSCIENCES, INC.

By:
Name:	David J. Mazzo, Ph.D.
Title:	President and Chief Executive Officer
D-2

Annex E
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALADRIUS BIOSCIENCES, INC.
Caladrius Biosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:
A.
The name of the Corporation is Caladrius Biosciences, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 18, 1980. A Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 28, 1995. A Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2003. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 29, 2006. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 3, 2013 (the “Prior Certificate”). A Certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on May 29, 2015. A Certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on July 26, 2016.

B.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Prior Certificate, and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

C.	Article FIRST of the Prior Certificate is hereby amended and restated to read as follows:
“FIRST: The name of the corporation is Lisata Therapeutics, Inc. (hereinafter sometimes referred to as the “Corporation”).”
D.	The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.
IN WITNESS WHEREOF, Caladrius Biosciences, Inc. has caused this Certificate of Amendment to be signed by David J. Mazzo, Ph.D., a duly authorized officer of the Corporation, on      , 2022.
CALADRIUS BIOSCIENCES, INC.

By:
Name:	David J. Mazzo, Ph.D.
Title:	President and Chief Executive Officer
E-1

ANNEX F

CALADRIUS BIOSCIENCES, INC. 2018 EQUITY INCENTIVE COMPENSATION PLAN,
AS AMENDED
Effective as of ___, 2022
1. Purposes of the Plan. The purposes of this Caladrius Biosciences, Inc. 2018 Equity Incentive Compensation Plan (the “Plan”) are: to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to Employees, Directors and Consultants, and to promote the success of the Company and any Parent or Subsidiary. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant. Restricted Stock, Restricted Stock Units, Deferred Share Units, Unrestricted Shares and Stock Appreciation Rights may also be granted under the Plan.
2. Definitions. As used herein, the following definitions shall apply:
“Administrator” means a Committee which has been delegated the responsibility of administering the Plan in accordance with Section 4 of the Plan or, if there is no such Committee, the Board.
“Applicable Laws” means the requirements relating to the administration of equity compensation plans under the applicable corporate and securities laws of any of the states in the United States, U.S. federal securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.
“Award” means the grant of an Option, Restricted Stock, Restricted Stock Units, Deferred Share Units, a Stock Appreciation Right and/or the grant of Unrestricted Shares.
“Board” means the Board of Directors of the Company.
“Cause”, with respect to any Service Provider, means (unless otherwise determined by the Administrator) such Service Provider’s (i) conviction of, or plea of nolo contendere to, a felony or crime involving moral turpitude; (ii) fraud on or misappropriation of any funds or property of the Company; (iii) personal dishonesty, willful misconduct, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or breach of fiduciary duty which involves personal profit; (iv) willful misconduct in connection with the Service Provider’s duties; (v) chronic use of alcohol, drugs or other similar substances which affects the Service Provider’s work performance; or (vi) material breach of any provision of any employment, non-disclosure, non-competition, non-solicitation or other similar agreement executed by the Service Provider for the benefit of the Company, all as reasonably determined by the Administrator, which determination will be conclusive. Notwithstanding the foregoing, if a Service Provider and the Company (or any of its Subsidiaries or affiliates) have entered into an employment agreement, consulting agreement, advisory agreement or other similar agreement that specifically defines “cause,” then with respect to such Service Provider, “Cause” shall have the meaning defined in that employment agreement, consulting agreement, advisory agreement or other agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.
“Common Stock” means the common stock, par value $.001 per share, of the Company.
“Company” means Caladrius Biosciences, Inc., a Delaware corporation.
“Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity, other than an Employee or a Director.
“Deferred Share Unit” (or “DSU”) has the meaning set forth in Section 12 of the Plan.

“Director” means a member of the Board.
“Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.
“Employee” means any person, including officers and Directors, serving as an employee of the Company or any Parent or Subsidiary. An individual shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary or any successor. For purposes of an Option initially granted as an Incentive Stock Option, if a leave of absence of more than three months precludes such Option from being treated as an Incentive Stock Option under the Code, such Option thereafter shall be treated as a Nonstatutory Stock Option for purposes of this Plan. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:
(i) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NYSE Amex, Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, or any successor to any of them, the Fair Market Value of a Share of Common Stock shall be the closing sales price of a Share of Common Stock as quoted on such exchange or system for such date (or the most recent trading day preceding such date if there were no trades on such date), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, including without limitation, Yahoo! Finance;
(ii) if the Common Stock is regularly quoted by a recognized securities dealer but is not listed in the manner contemplated by clause (i) above, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock for such date (or the most recent trading day preceding such date if there were no trades on such date), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, including without limitation Yahoo! Finance; or
(iii) if neither clause (i) above nor clause (ii) above applies, the Fair Market Value shall be determined in good faith by the Administrator based on the reasonable application of a reasonable valuation method.
“Grant Agreement” means an agreement between the Company and a Participant evidencing the terms and conditions of an individual Option or Stock Appreciation Right grant. Each Grant Agreement shall be subject to the terms and conditions of the Plan.
“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.
“Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.
“Notice of Grant” means a written or electronic notice evidencing certain terms and conditions of an individual Option grant, Stock Award grant or grant of Unrestricted Shares or Stock Appreciation Rights. The Notice of Grant applicable to Awards shall be part of the Grant Agreement or Stock Award Agreement, as applicable.
“Option” means a stock option granted pursuant to the Plan.
“Optioned Stock” means the Common Stock subject to an Option.
“Optionee” means the holder of an outstanding Option granted under the Plan.
“Parent” means a “parent corporation” of the Company (or, for purposes of Section 16(b) of the Plan, a successor to the Company), whether now or hereafter existing, as defined in Section 424(e) of the Code.
“Participant” shall mean any Service Provider who holds an Option, Restricted Stock, a Restricted Stock Units, Deferred Share Units, Unrestricted Shares or a Stock Appreciation Right granted or issued pursuant to the Plan.
“Restricted Stock” means an Award of Shares pursuant to Section 11 of the Plan.

“Restricted Stock Unit” means an Award of Shares pursuant to Section 12 of the Plan.
“Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to such Rule 16b-3, as such rule is in effect when discretion is being exercised with respect to the Plan.
“Section 16(b)” means Section 16(b) of the Exchange Act.
“Service Provider” means an Employee, Director or Consultant.
“Share” means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.
“Stock Appreciation Right” means a right awarded pursuant to Section 14 of the Plan.
“Stock Award” means an Award of Restricted Stock pursuant to Section 11 of the Plan, an Award of Restricted Stock Units (including Deferred Share Units) pursuant to Section 12 of the Plan and an Award of Unrestricted Shares pursuant to Section 13 of the Plan.
“Stock Award Agreement” means an agreement, approved by the Administrator, providing the terms and conditions of a Stock Award.
“Stock Award Shares” means Shares subject to a Stock Award.
“Stock Awardee” means the holder of an outstanding Stock Award granted under the Plan.
“Subsidiary” means a “subsidiary corporation” of the Company (or, for purposes of Section 16(b) of the Plan, a successor to the Company), whether now or hereafter existing, as defined in Section 424(f) of the Code.
“Unrestricted Shares” means a grant of Shares made on an unrestricted basis pursuant to Section 13 of the Plan.
3. Stock Subject to the Plan. Subject to adjustment pursuant to the provisions of Section 16(a) of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 13,500,000 Shares, all of which may be issued in respect of Incentive Stock Options. In addition there shall be added to the reserve any Shares that are subject to awards under the Company’s Amended and Restated 2009 Equity Compensation Plan and 2015 Equity Compensation Plan, as amended, and not thereafter issued under such plan due to a forfeiture, cancellation, or other settlement thereof up to a maximum of 406,904 shares, all of which may be issued in respect of Incentive Stock Options.
The maximum number of Shares subject to Options and Stock Appreciation Rights which may be issued to any Participant under the Plan during the term of the Plan is fifty percent (50%) of the number of Shares determined from time to time pursuant to the first sentence of this Section. If an Option or Stock Appreciation Right expires or becomes unexercisable without having been exercised in full or is canceled or terminated, or if any Shares of Restricted Stock or Shares underlying any other type of Stock Award are forfeited or reacquired by the Company or results in any Shares not being issued even if used to satisfy the exercise price or a tax withholding obligation, the Shares that were subject thereto shall be added back to the Shares available for issuance under the Plan. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.
Notwithstanding anything to the contrary herein, the maximum number of Shares that may be subject to Awards granted to any non-Employee Director in any calendar year under the Plan shall not exceed an aggregate grant date fair value of $60,000, except that the foregoing limitation shall not apply to awards made (i) pursuant to an election by a non-Employee Director to receive the Award in lieu of cash for all or a portion of cash fees to be received for service on the Board or any Committee thereof or (ii) in connection with a non-Employee Director initially joining the Board.
4. Administration of the Plan.
(a) Appointment. The Plan shall be administered by a Committee to be appointed by the Board, which Committee shall consist of not less than two members of the Board and shall be comprised solely of members of the Board who qualify as both non-employee directors as defined in Rule 16b-3(b)(3) of the Exchange Act. The Board shall have the power to add or remove members of the Committee, from time to time, and to fill vacancies thereon arising; by resignation, death, removal, or otherwise. Meetings shall be held at such times and places as shall be determined by the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present at any meeting shall decide any question brought before that meeting.
(b) Powers of the Administrator. The Administrator shall have the authority, in its discretion:
(i) to determine the Fair Market Value of Shares;
(ii) to select the Service Providers to whom Awards may be granted hereunder;
(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;
(iv) to approve forms of agreement for use under the Plan, including but not limited to Grant Agreements and Stock Award Agreements;
(v) to determine the terms and conditions, not inconsistent with the terms of the Plan or of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options and Stock Appreciation Rights may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture provisions, and any restriction or limitation regarding any Option, Stock Appreciation Right or Stock Award, or the Shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;
(vi) to construe and interpret the terms of the Plan, Awards granted pursuant to the Plan and agreements entered into pursuant to the Plan;
(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws. Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding the conversion of local currency, taxes, withholding procedures, escrow accounts, sub-plans, and handling of stock certificates, making of book entries, and/or settlement of Awards in cash in lieu of Shares, in all of the foregoing instances in ways that may vary with the customs and requirements of Applicable Laws and other considerations of particular countries or jurisdictions thereof;
(viii) to modify or amend each Award (subject to Section 19(c) of the Plan) in any manner that would be allowed for a new Award under the Plan, including the discretionary authority to accelerate the vesting of any Stock Award, to extend, subject to the terms of the Plan, the post-termination exercisability period of Options or Stock Appreciation Rights longer than is otherwise provided for in a Grant Agreement, and to accelerate the time at which any outstanding Option or Stock Appreciation Right may be exercised; provided however that, except as approved by the Company’s stockholders, for any period during which the Company is subject to the reporting requirements of the Exchange Act, the Administrator may not cancel an outstanding Option or SAR whose exercise price is greater than Fair Market Value at the time of cancellation for the purpose of reissuing the Option or SAR to the Participant at a lower exercise price, granting a replacement award of a different type, or otherwise allowing for a “repricing” within the meaning of either the federal securities laws applicable to proxy statement disclosures or other applicable governance standards;
(ix) to allow grantees to satisfy withholding tax obligations by having the Company withhold from the Shares to be issued upon exercise of an Option or Stock Appreciation Right, upon vesting of a Stock Award or upon the grant of Unrestricted Shares that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All determinations to have Shares withheld for this purpose shall be made by the Administrator in its discretion;
(x) to reduce the exercise price of any Option or Stock Appreciation Right, provided such reduction receives shareholder approval in accordance with Applicable Law;
(xi) to authorize any person to execute on behalf of the Company any agreement entered into pursuant to the Plan and any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii) to correct any defect, omission or inconsistency in this Plan or any Grant or Stock Award Agreement, in the manner and to the extent deemed necessary or expedient to make this Plan or an Award fully effective;
(xiii) to settle all controversies regarding this Plan and Awards granted hereunder;
(xiv) to the extent consistent with the purposes of this Plan and without amending this Plan, to cancel or waive the Company’s rights with respect to any Awards, to adjust or to modify Grant and/or Stock Award Agreements for changes in Applicable Laws, and to recognize differences in foreign law, tax policies or customs;
(xv) to require, as a condition precedent to the grant, vesting, exercise, settlement and/or issuance of Shares pursuant to any Award, that a Participant agree to execute a general release of claims (in any form that the Administrator may require, in its sole and absolute discretion, which form may include any other provisions, e.g., confidentiality and restrictions on competition, that are found in general claims release agreements that the Company utilizes or expects to utilize);
(xvi) in the event that the Company establishes, for itself or through using the services of a third party, an automated system for the documentation, granting, settlement, or exercise of Awards, such as a system using an internet website or interactive voice response, to implement paperless documentation, granting, settlement, or exercise of Awards by Participants, to permit or to unilaterally require the future use of such an automated system (for all Awards, whenever granted); and
(xvii) to make all other determinations deemed necessary or advisable for administering the Plan.
(c) Action by Administrator. Unless otherwise established by the Board or in any charter of the Committee or the Administrator, or by the terms of this Plan, a majority of the members of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by an officer or other Employee of the Company or any of its Subsidiaries affiliates, the Company’s independent certified public accountants or independent registered public accounting firm, or any executive compensation Consultant or other professional retained by the Administrator or the Company to assist in the administration of this Plan.
Effect
(d) of Administrator’s Decision. The Administrator’s decisions, determinations findings of fact, and interpretations shall be final and binding on all holders of Awards. The validity of any such decisions, determinations, findings of fact, or interpretations shall not be given de novo review if challenged in court, by arbitration or in any other forum, and shall be upheld unless clearly and convincingly shown to have been made in bad faith or materially affected by fraud. None of the Board, the Committee or the Administrator, nor any member or delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and each of the foregoing shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including without limitation reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors’ and officers’ liability insurance coverage which may be in effect from time to time.
(e) Delegation of Grant Authority. Notwithstanding any other provision in the Plan, the Board may, to the full extent allowable under Applicable Laws, authorize the Company’s Chief Executive Officer or another executive officer of the Company or a committee of such officers (“Authorized Officers”) to grant Awards under the Plan; provided, however, that in no event shall the Authorized Officers be permitted to grant Awards to (i) any Director, (ii) any person who is identified by the Company as an executive officer of the Company or who is subject to the restrictions imposed under Section 16 of the Exchange Act, (iii) any person who is not an employee of the Company or any Subsidiary, or (iv) such other person or persons as may be designated from time to time by the Board. If such authority is provided by the Board, the Board shall establish and adopt written guidelines setting forth the maximum number of shares for which the Authorized Officers may grant Awards to any individual during a specified period of time and such other terms and conditions as the Board deems appropriate for such grants. Such guidelines may be amended by the Board prospectively at any time. Subject to the foregoing, the Authorized Officers shall have the same authority as the Administrator under this Section 4 with respect to the grant of Awards under the Plan.

(f) Claims Limitations Period. Any Participant who believes he or she is being denied any benefit or right under this Plan or under any Award may file a written claim with the Administrator. Any claim must be delivered to the Administrator (care of the Company’s President and Chief Financial Officer) within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Administrator, or its designee, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Administrator in writing within one hundred and twenty (120) days of the date the written claim is delivered to the Administrator shall be deemed denied. No lawsuit relating to this Plan or any Award(s) may be filed before a written claim is filed with the Administrator and is denied or deemed denied, and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.
(g) Expenses. The expenses of administering this Plan (including the settlement of Awards) shall be borne by the Company.
5. Eligibility. Nonstatutory Stock Options, Stock Awards and Stock Appreciation Rights may be granted to Service Providers. Incentive Stock Options may be granted only to Employees. Notwithstanding anything contained herein to the contrary, an Award may be granted to a person who is not then a Service Provider; provided, however, that the grant of such Award shall be conditioned upon such person becoming a Service Provider at or prior to the time of the execution of the agreement evidencing such Award.
6. Limitations.
(a) Each Option shall be designated in the Grant Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, if a single Employee becomes eligible in any given year to exercise Incentive Stock Options for Shares having a Fair Market Value in excess of $100,000, those Options representing the excess shall be treated as Nonstatutory Stock Options. In the previous sentence, “Incentive Stock Options” include Incentive Stock Options granted under any plan of the Company or any Parent or any Subsidiary. For the purpose of deciding which Options apply to Shares that “exceed” the $100,000 limit, Incentive Stock Options shall be taken into account in the same order as granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.
(b) Neither the Plan nor any Award nor any agreement entered into pursuant to the Plan shall confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company, nor shall they interfere in any way with the Participant’s right or the Company’s right to terminate such relationship at any time, with or without cause.
7. Term of the Plan. The Plan shall continue in effect until April 23, 2028 unless terminated earlier under Section 19 of the Plan.
8. Term of Options. Unless otherwise provided in the applicable Grant Agreement, the term of each Option granted to anyone other than a Consultant shall be ten (10) years from the date of grant and the term of each Option granted to any Consultant shall be three (3) years from the date of grant. In the case of an Incentive Stock Option, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the applicable Grant Agreement. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns, directly or indirectly, stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the applicable Grant Agreement.
9. Option Exercise Price; Exercisability.
(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:
(i) In the case of an Incentive Stock Option
(1) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant, or

(2) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.
(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant, as determined by the Administrator in good faith.
(b) Exercise Period and Conditions. At the time that an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised.
(c) Prohibition on Repricing. Except as otherwise provided in Section 16, but notwithstanding any other provision of the Plan, without the prior approval of the shareholders of the Company: (i) the exercise price of an Option or Stock Appreciation Right may not be reduced, directly or indirectly, (ii) no Option or Stock Appreciation Right may be cancelled in exchange for cash, other Awards, or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Option or Stock Appreciation Right, or otherwise, and (iii) the Company may not repurchase an Option or Stock Appreciation Right for value (in cash, substitutions, cash buyouts, or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or Stock Appreciation Right is lower than its exercise price per Share.
10. Exercise of Options; Consideration.
(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Grant Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share. An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Grant Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Grant Agreement and Section 10(f) of the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan. Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.
(b) Termination of Relationship as a Service Provider. Unless otherwise specified in the Grant Agreement or provided by the Administrator, if an Optionee ceases to be a Service Provider, other than as a result of (x) the Optionee’s death or Disability, or (y) termination of such Optionee’s employment or relationship with the Company with Cause, the Optionee may exercise his or her Option for up to ninety (90) days following the date on which the Optionee ceases to be a Service Provider to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Grant Agreement). If, on the date that the Optionee ceases to be a Service Provider, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after the date that the Optionee ceases to be a Service Provider the Optionee does not exercise his or her Option in full within the time set forth herein or the Grant Agreement, as applicable, the unexercised portion of the Option shall terminate, and the Shares covered by such unexercised portion of the Option shall revert to the Plan. Notwithstanding the foregoing, if there is a blackout period under the Company’s insider trading policy or Applicable Law (or an Administrator-imposed blackout period) that prohibits the buying or selling of Shares during any part of the ten-day period before the expiration of any Option based on the termination of a Participant’s employment for any reason other than Cause, the period for exercising the Option shall be extended until the earlier of ten days beyond when such blackout period ends and the expiration date of its original term as set forth in the applicable Grant Agreement. An Optionee who changes his or her status as a Service Provider (e.g., from being an Employee to being a Consultant) shall not be deemed to have ceased being a Service

Provider for purposes of this Section 10(b), nor shall a transfer of employment among the Company and any Subsidiary be considered a termination of employment; however, if an Optionee holding Incentive Stock Options ceases being an Employee but continues as a Service Provider, such Incentive Stock Options shall be deemed to be Nonstatutory Stock Options three months after the date of such cessation.
(c) Disability of an Optionee. Unless otherwise specified in the Grant Agreement, if an Optionee ceases to be a Service Provider as a result of the Optionee’s Disability, the Optionee may exercise his or her Option, to the extent the Option is vested on the date that the Optionee ceases to be a Service Provider, up until the one-year anniversary of the date on which the Optionee ceases to be a Service Provider (but in no event later than the expiration of the term of such Option as set forth in the Grant Agreement). If, on the date that the Optionee ceases to be a Service Provider, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after the Optionee ceases to be a Service Provider, the Optionee does not exercise his or her Option in full within the time set forth herein or the Grant Agreement, as applicable, the unexercised portion of the Option shall terminate, and the Shares covered by such unexercised portion of the Option shall revert to the Plan.
(d) Death of an Optionee. Unless otherwise specified in the Grant Agreement, if an Optionee dies while a Service Provider, the Option may be exercised, to the extent that the Option is vested on the date of death, by the Optionee’s estate or by a person who acquires the right to exercise the Option by bequest or inheritance up until the one-year anniversary of the Optionee’s death (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant). If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If the Option is not so exercised in full within the time set forth herein or the Grant Agreement, as applicable, the unexercised portion of the Option shall terminate, and the Shares covered by the unexercised portion of such Option shall revert to the Plan.
(e) Termination for Cause or Voluntary Termination. If a Service Provider’s relationship with the Company is terminated for Cause (or the Service Provider resigns or is terminated at a time when the Company had Cause for such termination), then, unless otherwise provided in such Service Provider’s Grant Agreement or by the Administrator, such Service Provider shall have no right to exercise any of such Service Provider’s Options at any time on or after the effective date of such termination.
(f) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:
(i) cash;
(ii) check;
(iii) other Shares which (A) in the case of Shares acquired upon exercise of an option at a time when the Company is subject to Section 16(b) of the Exchange Act, have been owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;
(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;
(v) a reduction in the number of Shares otherwise issuable by a number of Shares having a Fair Market Value equal to the exercise price of the Option being exercised;
(vi) any combination of the foregoing methods of payment; or
(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

Notwithstanding any other provision of this Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under this Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
(g) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any Shares until at least six (6) months following the Grant Date of the Option or Stock Appreciation Right (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or becomes Disabled, or (ii) upon a Change in Control in which such Option or Stock Appreciation Right is not assumed, continued or substituted, the vested portion of any Options and SARs may be exercised earlier than six months following the Grant Date. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or Stock Appreciation Right will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section will apply to all Awards and are hereby incorporated by reference into such applicable Award Agreements.
11. Stock Awards. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price as it determines) Shares to any Service Provider subject to such terms and conditions as the Administrator sets forth in a Stock Award Agreement evidencing such grant. Stock Awards may be granted or sold in respect of past services or other valid consideration or in lieu of any cash compensation otherwise payable to such individual. The grant of Stock Awards under this Section 11 shall be subject to the following provisions:
(a) At the time a Stock Award under this Section 11 is made, the Administrator shall establish a vesting period (the “Restricted Period”) applicable to the Stock Award Shares subject to such Stock Award. The Administrator may, in its sole discretion, at the time a grant is made, prescribe restrictions in addition to the expiration of the Restricted Period, including the satisfaction of corporate or individual performance objectives. None of the Stock Award Shares may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restricted Period applicable to such Stock Award Shares or prior to the satisfaction of any other restrictions prescribed by the Administrator with respect to such Stock Award Shares.
(b) The Company shall issue, in the name of each Service Provider to whom Stock Award Shares have been granted, stock certificates representing the total number of Stock Award Shares granted to such person, as soon as reasonably practicable after the grant. The Company, at the direction of the Administrator, shall hold such certificates, properly endorsed for transfer, for the Stock Awardee’s benefit until such time as the Stock Award Shares are forfeited to the Company, or the restrictions lapse.
(c) Unless otherwise provided by the Administrator, holders of Stock Award Shares shall have the right to vote such Shares and cash dividends may accrue with respect to such Shares but shall not be paid prior to the time, and may be paid only to the extent that the Restricted Period applicable to the Stock Award Shares subject to such Stock Award have lapsed or the corporate or individual performance objectives have been achieved. All distributions, if any, received by a Stock Awardee with respect to Stock Award Shares as a result of any stock split, stock distribution, combination of shares, or other similar transaction shall be subject to the restrictions of this Section 11.
(d) Unless otherwise provided by the Stock Award Agreement or determined by the Administrator in its sole discretion, any unvested Stock Award Shares granted to a Service Provider pursuant to the Plan shall be forfeited if the Stock Awardee’s employment or service with the Company or its Subsidiaries terminates for any reason prior to the expiration or termination of the applicable vesting period and/or the achievement of such other vesting conditions applicable to the Award.

(e) Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Administrator, the restrictions applicable to the Stock Award Shares shall lapse and, at the Stock Awardee’s request, a stock certificate for the number of Stock Award Shares with respect to which the restrictions have lapsed shall be delivered, free of all such restrictions, to the Stock Awardee or his beneficiary or estate, as the case may be.
12. Restricted Stock Units. The Administrator may, in its sole discretion, grant Restricted Stock Units to a Service Provider subject to such terms and conditions as the Administrator sets forth in a Stock Award Agreement evidencing such grant. “Restricted Stock Units” are Awards denominated in units evidencing the right to receive Shares, which may vest over such period of time and/or upon satisfaction of such performance criteria or objectives as is determined by the Administrator at the time of grant and set forth in the applicable Stock Award Agreement, without payment of any amounts by the Stock Awardee thereof (except to the extent required by law). Prior to delivery of Shares with respect to an award of Restricted Stock Units, the Stock Awardee shall have no rights as a shareholder of the Company.
Upon satisfaction and/or achievement of the applicable vesting requirements relating to an Award of Restricted Stock Units, the Stock Awardee shall be entitled to receive a number of Shares that are equal to the number of Restricted Stock Units that became vested. To the extent, if any, set forth in the applicable Stock Award Agreement, cash dividend equivalents may be accumulated and paid at the end of, the applicable vesting period or achievement of the performance conditions only to the extent that the Stock Awardee receives the Shares issuable pursuant to the Restricted Stock Units.
Unless otherwise provided by the Stock Award Agreement or determined by the Administrator in its sole discretion, any Restricted Stock Units granted to a Service Provider pursuant to the Plan shall be forfeited if the Stock Awardee’s employment or service with the Company or its Subsidiaries terminates for any reason prior to the expiration or termination of the applicable vesting period and/or the achievement of such other vesting conditions applicable to the Restricted Stock Units.
Notwithstanding the foregoing provisions for the settlement of Restricted Stock Units at the time of vesting, the Administrator may pursuant to Stock Award Agreements permit Stock Awardees who are Directors or members of a select group of management or “highly compensated employees” (within the meaning of ERISA) to irrevocably elect, on a form provided by and acceptable to the Administrator (the “Election Form”), to forego the receipt of cash or other compensation (including the Shares deliverable pursuant to any Restricted Stock Unit Award) and in lieu thereof to have the Company credit to an internal Plan account a number of Deferred Share Units having a Fair Market Value equal to the Shares and other compensation deferred. These credits will be made at the end of each calendar year (or other period determined by the Administrator) during which compensation is deferred. A Participant’s Election Form will in no event be effective with respect to any compensation that the Participant earns before the date on which the Election Form takes effect. For any Participant who is subject to U.S. income taxation, the Administrator shall only authorize deferral elections under this Section pursuant to written procedures, and using written Election Forms, that satisfy the requirements of Code Section 409A. In all cases, DSUs shall be subject to the following terms and conditions:
(a) Vesting. Unless a Stock Award Agreement expressly provides otherwise, each Participant shall be 100% vested at all times in any Shares subject to DSUs.
(b) Issuances of Shares. Unless a Stock Award Agreement expressly provides otherwise, the Company shall settle a Participant’s DSUs by delivering one Share for each DSU, in five substantially equal annual installments that are issued before the last day of each of the five calendar years that end after the date on which the Participant’s Continuous Service ends for any reason, subject to:
(i) the Participant’s right to elect a different form of distribution, only on a form provided by and acceptable to the Administrator, that permits the Participant to select any combination of a lump sum and annual installments that are triggered by, and completed within ten years following, the last day of the Participant’s Continuous Service; and
(ii) the Company’s acceptance of the Participant’s distribution election form executed at the time the Participant elects to defer the receipt of cash or other compensation pursuant to this Section ; provided that the Participant may change a distribution election through any subsequent election that (A) the Participant delivers to the Company at least one year before the date on which distributions are otherwise scheduled to commence pursuant to the Participant’s initial distribution election, and (B) defers the commencement of distributions by at least five years from the originally scheduled distribution commencement date. Fractional shares shall not be issued, and instead shall be paid out in cash.
(c) Termination of Service. For purposes of this Section, a Participant’s employment shall be considered to have terminated only when the Participant incurs a “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h). A Participant shall be considered to have experienced a Separation from Service when the facts and circumstances indicate that either (i) no further services will be performed for the Company or any of its Subsidiaries or affiliates after a certain date, or (ii) the level of bona fide services the Participant will perform after such date (whether as an Employee, Director or Consultant) are reasonably expected to permanently decrease to no more than 50% of the average level of bona fide services performed by such Participant (whether as an Employee, Director or Consultant) over the immediately preceding 36-month period (or full period of services to the Company and its Subsidiaries and affiliates if the Participant has been providing such services for less than 36 months).
13. Unrestricted Shares. The Administrator may grant Unrestricted Shares in accordance with the following provisions:
(a) The Administrator may cause the Company to grant Unrestricted Shares to Service Providers at such time or times, in such amounts and for such reasons as the Administrator, in its sole discretion, shall determine. No payment shall be required for Unrestricted Shares.
(b) The Company shall issue, in the name of each Service Provider to whom Unrestricted Shares have been granted, stock certificates representing the total number of Unrestricted Shares granted to such individual, and shall deliver such certificates to such Service Provider as soon as reasonably practicable after the date of grant or on such later date as the Administrator shall determine at the time of grant.
14. Stock Appreciation Rights. A Stock Appreciation Right may be granted by the Administrator either alone, in addition to, or in tandem with other Awards granted under the Plan. Each Stock Appreciation Right granted under the Plan shall be subject to the following terms and conditions:
(a) Each Stock Appreciation Right shall relate to such number of Shares as shall be determined by the Administrator.
(b) The date of grant of a Stock Appreciation Right shall be the date specified by the Administrator, provided that that date shall not be before the date on which the Stock Appreciation Right is actually granted and shall not be prior to the date on which the recipient commences providing services as a Service Provider. The term of each Stock Appreciation Right shall be determined by the Administrator, but shall not exceed ten years from the date of grant. Each Stock Appreciation Right shall become exercisable at such time or times and in such amount or amounts during its term as shall be determined by the Administrator. Unless otherwise specified by the Administrator, once a Stock Appreciation Right becomes exercisable, whether in full or in part, it shall remain so exercisable until its expiration, forfeiture, termination or cancellation. Notwithstanding the foregoing, if there is a blackout period under the Company’s insider trading policy or Applicable Law (or an Administrator-imposed blackout period) that prohibits the buying or selling of Shares during any part of the ten-day period before the expiration of any Stock Appreciation Right based on the termination of a Participant’s employment without Cause, the period for exercising the Stock Appreciation Right shall be extended until the earlier of ten days beyond when such blackout period ends and the expiration date of its original term as set forth in the applicable Grant Agreement.
(c) A Stock Appreciation Right may be exercised, in whole or in part, by giving written notice to the Administrator. As soon as practicable after receipt of the written notice, the Company shall deliver to the person exercising the Stock Appreciation Right stock certificates for the Shares to which that person is entitled under Section 14(d) hereof, subject however to prior satisfaction of applicable withholding requirements in accordance with any method consistent with those set forth in Section 10(f) above.
(d) A Stock Appreciation Right shall be exercisable for Shares only. The number of Shares issuable upon the exercise of the Stock Appreciation Right shall be determined by dividing:
(i) the number of Shares for which the Stock Appreciation Right is exercised multiplied by the amount of the appreciation per Share (for this purpose, the “appreciation per Share” shall be the amount by which the Fair Market Value of a Share on the exercise date exceeds (x) in the case of a Stock Appreciation Right granted in tandem with an Option, the exercise price or (y) in the case of a Stock Appreciation Right granted alone without reference to an Option, the Fair Market Value of a Share on the Award Date of the Stock Appreciation Right); by
(ii) the Fair Market Value of a Share on the exercise date.
15. Non-Transferability. Awards other than Unrestricted Shares shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Award may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. If the Administrator makes an Option or Stock Appreciation Right transferable, such Option or Stock Appreciation Right shall contain such additional terms and conditions as the Administrator deems appropriate. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide in the Grant Agreement regarding a given Option that the Optionee may transfer, without consideration for the transfer, his or her Nonstatutory Stock Options to members of his or her immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Option.
16. Adjustments Upon Changes in Capitalization; Change in Control Provisions.
(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of any Awards, as well as the price per Share covered by each such outstanding Option or Stock Appreciation Right and the share limitations set forth in Section 3, shall be proportionately and equitably adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award hereunder. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into sub-shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares then subject to Awards (or the price of Shares then subject to outstanding Options and Stock Appreciation Rights).
(i) Change in Control Provisions.
(ii) Benefits. In the event of a Change in Control of the Company (as defined below) and either (i) the failure of the Company’s successor to assume a Participant’s Awards or (ii) such assumption of Awards followed by the Participant’s termination without Cause on or within the one-year period following the Change in Control, then, except as otherwise provided by the Administrator in a Participant’s Grant or Stock Award Agreement, the Participant shall be entitled to the following benefits:
(a) All outstanding Options and Stock Appreciation Rights of such Participant, if any, granted prior to the Change in Control shall be fully vested and immediately exercisable in their entirety upon such Change in Control (or upon later termination of the Participant’s employment without Cause, if applicable).
(b) All unvested Stock Awards, performance-based Awards, and other Awards shall become fully vested, including without limitation, the following: (i) the restrictions to which any Stock Award granted prior to the Change in Control are subject shall lapse as if the applicable Restriction Period had ended upon such Change in Control (or upon later termination of the Participant’s employment without Cause, if applicable), and the conditions required for vesting of any unvested performance-based Awards shall be deemed to be satisfied, at their maximum performance level, upon such Change in Control (or upon later termination of the Participant’s employment without Cause, if applicable).
(iii) Change in Control. A “Change in Control” shall mean the occurrence of any of the following:
(a) any person (as defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d) and 14(d) thereof), excluding the Company, any subsidiary of the Company and any employee benefit plan sponsored or maintained by the Company or any subsidiary of the Company (including any trustee of any such plan acting in his capacity as trustee), becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing thirty percent (30%) of the total combined voting power of the Company’s then outstanding securities;
(b) the merger, consolidation or other business combination of the Company (a “Transaction”), other than (A) a Transaction involving only the Company and one or more of its subsidiaries, or (B) a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction continue to have a majority of the voting power in the resulting entity and no person (other than those covered by the exceptions in (1) above) becomes the beneficial owner of securities of the resulting entity representing more than twenty-five percent (25%) of the voting power in the resulting entity;
(c) during any period of two (2) consecutive years beginning on or after the date of the approval of this Plan by the shareholders (the “Effective Date”), the persons who were members of the Board immediately before the beginning of such period (the “Incumbent Directors”) ceasing (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Company, provided that, any director who was not a director as of the Effective Date shall be deemed to be an Incumbent Director if such director was elected to the board of directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act or any successor provision) or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board; or
(d) the approval by the shareholders of the Company of any plan of complete liquidation of the Company or an agreement for the sale of all or substantially all of the Company’s assets other than the sale of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of such sale.
17. Substitute Options. In the event that the Company, directly or indirectly, acquires another entity, the Board may authorize the issuance of stock options (“Substitute Options”) to the individuals performing services for the acquired entity in substitution of stock options previously granted to those individuals in connection with their performance of services for such entity upon such terms and conditions as the Board shall determine, taking into account the conditions of Code Section 424(a), as from time to time amended or superseded, in the case of a Substitute Option that is intended to be an Incentive Stock Option. Shares of capital stock underlying Substitute Stock Options shall not constitute Shares issued pursuant to the Plan for any purpose.
18. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.
19. Amendment and Termination of the Plan.
(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.
(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.
(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the

Company. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
20. Conditions Upon Issuance of Shares.
(a) Legal Compliance. Shares shall not be issued in connection with the grant or vesting of any Stock Award or Unrestricted Share or the exercise of any Option or Stock Appreciation Right unless such grant or the exercise of such Option or Stock Appreciation Right and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.
(b) Investment Representations. As a condition to the grant of any Stock Award or the exercise of any Option or Stock Appreciation Right, the Company may require the person receiving such Award or exercising such Option or Stock Appreciation Right to represent and warrant at the time of any such exercise or grant that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.
(c) Additional Conditions. The Administrator shall have the authority to condition the grant of any Award in such other manner that the Administrator determines to be appropriate, provided that such condition is not inconsistent with the terms of the Plan.
(d) Trading Policy Restrictions. Option and or Stock Appreciation Right exercises and Shares issued in connection with any Stock Awards under the Plan shall be subject to the terms and conditions of any insider trading policy established by the Company or the Administrator.
21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.
22. Withholding; Notice of Sale. The Company shall be entitled to withhold from any amounts payable to an Employee or other Service Provider any amounts which the Company determines, in its discretion, are required to be withheld under any Applicable Law as a result of any action taken by a holder of an Award. Furthermore, prior to the delivery of any Shares in connection with any Award, the Company shall be entitled to require as a condition of delivery that the Participant shall pay or make adequate provision acceptable to the Company for the satisfaction of the statutory minimum prescribed amount of federal and state income tax and other withholding obligations of the Company, including, if permitted by the Administrator, by having the Company withhold from the number of Shares otherwise deliverable in connection with the Award, a number of Shares having a Fair Market Value equal to an amount sufficient to satisfy such tax withholding obligations.
23. Recoupment of Awards.
(a) Unless otherwise specifically provided in a Grant or Stock Award Agreement, and to the extent permitted by Applicable Law, the Administrator may, in its sole and absolute discretion, without obtaining the approval or consent of the Company’s shareholders or of any Participant, require that any Participant forfeit or reimburse the Company for all or any portion of any previously-settled Awards granted under this Plan (“Reimbursement”), if and to the extent:
(i) the granting, vesting or payment of such Award was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement;
(ii) in the Administrator’s view the Participant either benefited from a calculation that later proves to be materially inaccurate, or engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by the Company or any of its Subsidiaries and affiliates; and
(iii) a lower granting, vesting, or payment of such Award would have occurred based upon the conduct described in subsection (ii) above.
In each instance, the Administrator may, to the extent practicable and allowable or required under Applicable Law, require forfeiture or Reimbursement of any such Award granted to a Participant; provided that the Company will not seek forfeiture or Reimbursement of any such Awards that were paid or vested more than three years prior to the first date of the applicable restatement period.

(b) Notwithstanding any other provision of this Plan, all Awards will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any securities exchange, trading market or automated quotation system on which the Company’s securities are listed, quoted or traded or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including but not limited to Section 10D of the Exchange Act, or any other Applicable Law. In addition, the Administrator, in its sole and absolute discretion, may impose such other clawback, recovery or recoupment provisions in a Grant or Stock Award Agreement as the Administrator determines is necessary, advisable or appropriate, including but not limited to a reacquisition right in respect of previously acquired Shares or other cash or property upon the occurrence of a termination for Cause and/or violation of any post-employment covenants, including but not limited to ones relating to noncompetition, nonsolicitation, and trade secrets. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any of its Subsidiaries or affiliates.
24. Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section by and among, as applicable, the Company and its Subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing this Plan and Awards and the Participant’s participation in this Plan. In furtherance of such implementation, administration, and management, the Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social insurance or security number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Subsidiaries or affiliates, and details of all Awards (the “Personal Data”). In addition to transferring the Personal Data amongst themselves as necessary for the purpose of implementation, administration and management of this Plan and Awards and the Participant’s participation in this Plan, the Company and its Subsidiaries and affiliates may each transfer the Personal Data to any third parties assisting the Company in the implementation, administration and management of this Plan and Awards and the Participant’s participation in this Plan. Recipients of the Personal Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Personal Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration and management of this Plan and Awards and the Participant’s participation in this Plan, including any requisite transfer of such Personal Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of capital stock of the Company. The Personal Data related to a Participant will be held only as long as is necessary to implement, administer and manage this Plan and Awards and the Participant’s participation in this Plan. A Participant may, at any time, view the Personal Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Personal Data with respect to such Participant, recommend any necessary corrections to the Personal Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting the Participant’s local human resources representative. The Company may cancel the Participant’s eligibility to participate in this Plan, and in the Administrator’s sole and absolute discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.
25. Relationship to other Benefits. No Award, Share issuance, or other payment pursuant to this Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any of its Subsidiaries except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
26. Section 409A. If a Participant is a “specified employee” as defined in Section 409A of the Code (and as applied according to procedures of the Company) as of his or her “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h) to the extent any payment under this Plan or pursuant to the grant of Restricted Stock Units or DSUs constitutes deferred compensation (after taking into account any applicable exemptions from Section 409A of the Code), and to the extent required by Section 409A of the Code, no payments due under this Plan or pursuant to such Award may be made until the earlier of: (i) the first day of the seventh month following the Participant’s separation from service, or (ii) the Participant’s date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, without interest, on the first day of the seventh month following the Participant’s separation from service.
The Administrator shall administer the Plan with a view toward ensuring that all Restricted Stock Units and DSUs issued under the Plan that are subject to Section 409A of the Code comply with the requirements thereof and that Options and Stock Appreciation Rights under the Plan be exempt from the requirements of Section 409A of the Code, but neither the Administrator nor any member of the Board, nor the Company nor any other person acting hereunder on behalf of the Company, the Administrator or the Board shall be liable to a Participant by reason of the acceleration of any income, or the imposition of any additional tax or penalty, with respect to an Award, whether by reason of a failure to satisfy the requirements of Section 409A of the Code or otherwise.
27. Governing Law. This Plan shall be governed by the laws of the State of Delaware, without regard to conflict of law principles.

PART II
INFORMATION NOT REQUIRED IN PROXY
STATEMENT/PROSPECTUS/INFORMATION STATEMENT
Item 20.	Indemnification of Directors and Officers
Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (“DGCL”), empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.
Caladrius’ amended and restated certificate of incorporation provides that Caladrius, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of Caladrius or any predecessor of

Caladrius, or serves or served at any other enterprise as a director or officer at the request of Caladrius or any predecessor to Caladrius. Caladrius’ amended and restated bylaws provide that Caladrius shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of Caladrius who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of Caladrius as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.
Caladrius entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.
Caladrius has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Caladrius against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain inclusions.
Pursuant to the terms of the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Caladrius must indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of Caladrius or Cend, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation, provided that such person provides an undertaking required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From and after the Effective Time, Caladrius must maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date of the Merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Caladrius. In addition, Caladrius shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Caladrius’ existing directors’ and officers’ insurance policies with terms, conditions, retentions and limits of liability that are no less favorable than the current directors’ and officers’ liability insurance policies maintained by Caladrius.
Further, pursuant to the terms of the Merger Agreement, the provisions of the amended and restated certificate of incorporation and bylaws of Caladrius with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Caladrius shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers and directors of Caladrius, unless such modification is required by applicable law.
Item 21.	Exhibits and Financial Statement Schedules
(a)	Exhibit Index
A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b)	Financial Statements
The financial statements filed with this registration statement on Form S-4 is set forth on the Financial Statement Index and is incorporated herein by reference.
Item 22.	Undertakings
(a)	The undersigned registrant hereby undertakes as follows:
(1)
That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)
That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX
Exhibit Number	Description of Document
2.1
Agreement and Plan of Merger and Reorganization, dated April 26, 2022, among Caladrius Biosciences, Inc., CS Cedar Merger Sub, Inc., and Cend Therapeutics, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2*
Form of Support Agreement, by and between Caladrius Biosciences, Inc., and certain securityholders of Cend Therapeutics Inc. (filed as Exhibit 2.2 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 27, 2022).

2.3*
Form of Support Agreement, by and between Cend Therapeutics Inc., and certain securityholders of Caladrius Biosciences, Inc. (filed as Exhibit 2.3 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 27, 2022).

2.4*
Form of Lock-Up Agreement, by and between Caladrius Biosciences, Inc. and certain securityholders of Caladrius Biosciences, Inc. and Cend Therapeutics Inc. (filed as Exhibit 2.4 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 27, 2022).

3.1*
Amended and Restated Certificate of Incorporation of Caladrius Biosciences, Inc., as amended, effective July 27, 2016 (filed as Exhibit 3.1 to Caladrius’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 9, 2016).

3.2*
Amended and Restated By-Laws of the Caladrius Biosciences, Inc. as amended, effective as of July 27, 2016 (filed as Exhibit 3.2 to Caladrius’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 9, 2016).

3.3*
Amendments to Amended and Restated Bylaws of Caladrius Biosciences, Inc., effective as of September 18, 2017 (filed as Exhibit 3.1 to Caladrius’ Current Report on Form 8-K, filed with the SEC on September 21, 2017).

4.1*
Form of Common Stock certificate of Caladrius Biosciences, Inc. (incorporated by reference from the Registration Statement on Form S-3 filed by Caladrius with the Securities and Exchange Commission on September 11, 2007).

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the validity of the securities.

10.1*
Series D Preferred Stock Purchase Agreement, dated April 26, 2022, among Caladrius Biosciences, Inc. and Cend Therapeutics Inc. (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 27, 2022).

10.2*
Collaboration Agreement, dated April 26, 2022, between Caladrius Biosciences, Inc. and Cend Therapeutics Inc. (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 27, 2022).

10.3*	Director Compensation Policy (filed as Exhibit 10.1 to Caladrius’ Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 22, 2018 and amended on April 2, 2018).

10.4*	2015 Equity Compensation Plan (filed as Annex A to Caladrius’ Definitive Proxy Statement filed on Schedule 14A, filed with the SEC on June 8, 2015).

Exhibit Number	Description of Document
10.5+*	2017 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Caladrius’ Quarterly Report on Form 10-Q filed with the SEC on August 10, 2017).

10.6*
Form of Indemnification Agreement for executive officers (filed as Exhibit 10.44 to Caladrius’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 as filed with the SEC on March 2, 2015).

10.7(A)#*
Employment Agreement, dated as of January 5, 2015 and effective on January 5, 2015, by and between Caladrius and David J. Mazzo, Ph.D. (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K filed on January 5, 2015).

10.7(B)#*
Amendment, dated as of January 16, 2015, to Employment Agreement, dated as of January 5, 2015 and effective on January 5, 2015, by and between Caladrius and David J. Mazzo, Ph.D. (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K filed on January 16, 2015).

10.7(C)#*
Amendment to Employment Agreement, dated as of July 25, 2016, by and between Caladrius and David J. Mazzo, Ph.D. (filed as Exhibit 10.1 to Caladrius’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 9, 2016).

10.7(D)#*	Amendment to Employment Agreement with David J. Mazzo, Ph.D., effective September 18, 2017 (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K filed with the SEC on September 21, 2017).

10.7(E)#*	Amendment to Employment Agreement with David J. Mazzo, Ph.D., dated December 6, 2018 (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K filed with the SEC on December 7, 2018).

10.8*
Employment Agreement, dated as of July 26, 2021 and effective on September 1, 2021, by and between the Company and Kristen K. Buck, M.D. (filed as Exhibit 10.19 to Caladrius' Annual Report on Form 10-K filed with the SEC on April 21, 2022).

10.9*
Form of Purchase Agreement, dated April 23, 2020, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K, filed with the SEC on April 24, 2020).

10.10*
Placement Agent Agreement, dated November 5, 2019, as subsequently amended on each of March 11, 2020, April 23, 2020 and May 25, 2020, by and between Caladrius Biosciences, Inc. and H.C. Wainwright & Co., LLC (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K, filed with the SEC on May 26, 2020).

10.11*
Form of Purchase Agreement, dated May 25, 2020, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 26, 2020).

10.12*
Form of Purchase Agreement, dated July 10, 2020, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K, filed with the SEC on July 10, 2020).

10.13*
Form of Registration Rights Agreement, dated July 10, 2020, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K, filed with the SEC on July 10, 2020).

Exhibit Number	Description of Document
10.14*
Form of Purchase Agreement, dated January 21, 2021, by and between Caladrius Biosciences, Inc. and certain Investors, as defined therein (filed as Exhibit 10.1 to Caladrius’ Current Report on Form 8-K, filed with the SEC on January 25, 2021).

10.15*
Form of Registration Rights Agreement, dated January 21, 2021, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (filed as Exhibit 10.2 to Caladrius’ Current Report on Form 8-K, filed with the SEC on January 25, 2021).

10.16*
Form of Institutional Securities Purchase Agreement, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Caladrius’ Form 8-K filed on February 16, 2021).

10.17*
Form of Institutional Additional Securities Purchase Agreement, by and between Caladrius Biosciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Caladrius’ Form 8-K filed on February 16, 2021).

10.18*	Exclusive License Agreement, dated December 1, 2015, by and between Cend Therapeutics, Inc. (f/k/a DrugCendR, LLC) and Sanford Burnham Prebys Medical Discovery Institute.

10.19*	First Amendment to Exclusive License Agreement, dated December 1, 2015, by and between Cend Therapeutics, Inc. (f/k/a DrugCendR, LLC) and Sanford Burnham Prebys Medical Discovery Institute.

10.20*	Second Amendment to Exclusive License Agreement, dated December 1, 2015, by and between Cend Therapeutics, Inc. (f/k/a DrugCendR, LLC) and Sanford Burnham Prebys Medical Discovery Institute.

10.21*	Third Amendment to Exclusive License Agreement, dated December 1, 2015, by and between Cend Therapeutics, Inc. (f/k/a DrugCendR, LLC) and Sanford Burnham Prebys Medical Discovery Institute.

10.22*	Employment Agreement, dated March 29, 2021, by and between Cend Therapeutics, Inc. and David Slack.

23.1	Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm to Caladrius Biosciences, Inc.

23.2	Consent of Withum Smith+Brown, PC Independent Registered Public Accounting Firm to Cend Therapeutics Inc.

23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 hereto).

24.1*	Power of attorney (included on the signature page to this Registration Statement).

99.1	Form of Proxy Card for the Caladrius Biosciences, Inc. Annual Meeting of Stockholders.

99.2*
Opinion of Back Bay Life Science Advisors LLC, financial advisor to Caladrius Biosciences, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

Exhibit Number	Description of Document
99.3*	Consent of Back Bay Life Science Advisors LLC, financial advisor to Caladrius Biosciences, Inc.

99.4
Proposed Amended and Restated Certificate of Incorporation of Caladrius Biosciences, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5*	Consent of David Slack to be named as director.

99.6*	Consent of Heidi Henson to be named as director.

99.7*	Consent of Erkki Ruoslahti, M.D., Ph.D. to be named as director.

99.8	Consent of Mohammad Azab, MD, MBA to be named as director.

101
The following materials from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Registrant’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2022, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Consolidated Balance Sheets at March 31, 2022 and December 31, 2021, (ii) Consolidated Statements of Operations for the Three Months Ended March 31, 2022 and 2021, (iii) Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2022 and 2021, (iv) Consolidated Statements of Equity for the Three Months Ended March 31, 2022 and 2021, (v) Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2022 and 2021 and (vi) Notes to Unaudited Consolidated Financial Statements.

107*	Filing Fee Table.
*	Previously filed.
#	Indicates a management contract or compensatory plan, contract or arrangement.
†	Confidential treatment has been requested or granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Basking Ridge (Bernards Township), State of New Jersey, on the 26th day of July, 2022.
CALADRIUS BIOSCIENCES, INC.

/s/ David J. Mazzo, Ph.D.
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date

/s/ David J. Mazzo, Ph.D.	Director, and President and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	July 26, 2022
David J.Mazzo, Ph.D.

*	Chairman of the Board of Directors	July 26, 2022
Gregory B. Brown, M.D.

*	Director	July 26, 2022
Michael H. Davidson

*	Director	July 26, 2022
Cynthia L. Flowers

*	Director	July 26, 2022
Steven M. Klosk

*	Director	July 26, 2022
Steven S. Myers

*	Director	July 26, 2022
Peter G. Traber, M.D.

*	Director	July 26, 2022
Anne C. Whitaker
*By:	/s/ David J. Mazzo, Ph.D.
David J. Mazzo, Ph.D. Attorney-in-Fact